Form 10-K, Exhibit 13
period 1993-12-31
ILLINOIS TOOL WORKS INC
filed 1994-03-30
CIK 49826

ITW OVERVIEW:  SEGMENTS AND GROUPS

ITW's businesses are organized into two segments--Engineered Components, and Industrial Systems and Consumables. Within these segments are several groups, each comprised of businesses that share similar manufacturing capabilities, market focus or other business practices.

ENGINEERED COMPONENTS SEGMENT

     Short lead-time plastic and metal components and assemblies; industrial fluids and adhesives; plastic and metal fasteners, and fastening tools and equipment.

BUSINESS GROUPS

CONSTRUCTION PRODUCTS AND ENGINEERED POLYMERS
     Fasteners and fastening systems used in wood, metal and concrete/masonry construction applications; advanced-technology adhesives and polymers used in construction, industrial and consumer markets.

MILLER
     Arc welding equipment and related systems for metalworking, construction, maintenance and other applications.

AUTOMOTIVE AND SPECIALTY COMPONENTS
     Metal and plastic fasteners, switches, components and assemblies used in automotive and industrial applications; extruded plastic packaging; fluids and related products used in metal cutting operations.

INDUSTRIAL SYSTEMS AND CONSUMABLES SEGMENT

     Longer lead-time systems and related consumables for consumer and industrial packaging, finishing, furniture, inspection and quality assurance applications.

BUSINESS GROUPS

CONSUMER PACKAGING PRODUCTS AND SYSTEMS
     Plastic multipacking and application systems; resealable packaging products; marking, labeling and identification systems.

INDUSTRIAL PACKAGING SYSTEMS
     Packaging application equipment and systems, including steel and plastic strapping, stretch film and carton sealing tape; paper packaging systems; wire-tieing equipment; and hot melt adhesive application equipment.

FINISHING SYSTEMS AND SPECIALTY ENGINEERED PRODUCTS
     Electrostatic and conventional, liquid and powder finishing spray guns, equipment and systems for appliance, automotive and general industrial markets; infrared drying, paint curing and heat treating systems; static control, spot cooling and air amplification systems. Specialty inspection, balancing, non-destructive testing and quality measurement systems for automotive and industrial applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Illinois Tool Works Inc. is a multinational manufacturer of industrial components and systems with two business segments: Engineered Components, and Industrial Systems and Consumables. The markets served by these segments are shown on page 5 of this report. These segments are described below.

ENGINEERED COMPONENTS SEGMENT

     Businesses in this segment manufacture short lead-time plastic and metal components and assemblies; industrial fluids and adhesives; plastic and metal fasteners, and fastening tools and equipment. This segment primarily serves the construction, automotive and general industrial markets.

Dollars in millions

Operating
Revenues                  1993           1992           1991
- ------------------------------------------------------------
Domestic                $1,083         $  678         $  622
International              560            603            561
                        ------         ------         ------
Total                   $1,643         $1,281         $1,183
                        ------         ------         ------
                        ------         ------         ------

Operating                1993                1992                1991
Income            Income    Margin%    Income   Margin%    Income   Margin%
- ---------------------------------------------------------------------------
Domestic            $153      14.1%      $ 92     13.6%      $ 62     10.0%
International         55       9.8%        68     11.3%        62     11.1%
                    ----                 ----                ----
Total               $208      12.7%      $160     12.5%      $124     10.5%
                    ----                 ----                ----
                    ----                 ----                ----

     Domestically, operating revenues increased in 1993 compared with 1992 due to the Miller acquisition, along with higher volume in the automotive and construction markets. The increased demand in the automotive markets was driven by U.S. car builds increasing 12 percent in 1993 compared with 1992, and improved market penetration. Increased revenues in the construction market resulted from new distribution channels and an increase in the number of domestic housing starts. Operating income increased in 1993 versus 1992 as a result of acquisitions, coupled with increased revenues and cost reductions in the automotive-related businesses. Miller's lower margins caused total segment margins to improve only slightly over 1992 results. Management expects margins will continue to increase in 1994 as a result of cost improvements at businesses acquired in 1993 and steady growth in the domestic markets.

     From 1991 to 1992, domestic revenues and operating income increased due to a general improvement in the U.S. economy, particularly in the automotive and construction markets. These markets had been weak in 1991 as a result of a domestic recessionary environment. Improved productivity in the automotive and general industrial-related businesses led to a significant increase in operating margins over 1991.

     Internationally, operating revenues were down in 1993 compared with 1992 mainly as a result of a recessionary European economy. Approximately 80% of international revenues were generated by European operations. Although European markets were weak, significant automotive and construction market penetration moderated the decline in revenues. Operating income was down compared with the previous year due to price pressure in the soft European automotive and construction markets. In addition, nonrecurring costs at some business units negatively impacted operating income. Operating margins were down versus 1992 but improved from the first quarter of 1993 to the fourth quarter of 1993. The margin improvements are expected to continue in 1994 as cost reduction efforts continue.

     Automotive and construction markets contributed to the increase in international revenues in 1992 compared with 1991. The weakening of European construction markets caused international operating margins to remain relatively flat in 1992 versus 1991.

INDUSTRIAL SYSTEMS AND CONSUMABLES SEGMENT

     Businesses in this segment manufacture longer lead-time systems and related consumables for consumer and industrial packaging, finishing, furniture, inspection and quality assurance applications. The largest markets served by this segment are general industrial, food and beverage, construction and industrial capital goods.

Dollars in millions

Operating
Revenues                  1993           1992           1991
- ------------------------------------------------------------
Domestic                $  936        $   878         $  819
International              580            653            638
                        ------        -------         ------
Total                   $1,516        $ 1,531         $1,457
                        ------        -------         ------
                        ------        -------         ------

Operating                1993                1992                1991
Income             Income   Margin%    Income   Margin%    Income   Margin%
- ---------------------------------------------------------------------------
Domestic             $133     14.2%      $119     13.6%      $ 97     11.8%
International          45      7.8%        65     10.0%        83     13.0%
                     ----                ----                ----
Total                $178     11.7%      $184     12.0%      $180     12.4%
                     ----                ----                ----
                     ----                ----                ----


     The increase in domestic operating revenues was due to solid performance in all the domestic markets as a result of an improved U.S. economy in 1993 compared with 1992. The finishing systems businesses largely contributed to the increase in operating income compared with the previous year due to benefits from significant cost reductions implemented in 1992 and new product introductions in 1993. Operating margins in 1993 were up due to improved profitability in the finishing systems businesses and also the Industrial Packaging Systems Group.
     Also the U.S. recession moderated in 1992, volume increased in the consumer and industrial packaging groups.

Operating income and operating margins improved in 1992 compared with the previous year primarily as a result of margin gains in the Industrial Packaging Systems Group.
     Internationally, operating revenues in 1993 were lower than the previous year due to a slowdown in the European economy. Approximately 70% of international revenues in this segment came from European operations. The recession significantly affected the Industrial Packaging Systems Group, which serves many European markets. Operating income and margins were lower compared with 1992 as a result of the decline in volume and increased price pressure in European markets. The finishing systems businesses' operating income generated by European operations more than doubled compared with 1992, which moderated the decline in international operating income and margins in 1993. Management expects international revenues to remain flat during 1994, but anticipates operating income and margins to improve as a result of aggressive cost reductions.
     International revenues in 1992 increased only slightly versus 1991 due to the European recession, which mostly affected the Industrial Packaging Systems Group. The finishing systems businesses hindered growth in 1992 operating income and margins versus 1991 due to nonrecurring costs necessary to improve future profitability.

OPERATING COSTS

Operating costs as a percentage of revenues increased to 67.2% in 1993 compared with 66.1% in 1992 and 66.6% in 1991. The increase was a result of European price pressure and the acquisition of Miller, which had higher operating costs than the Company average.

ADMINISTRATIVE AND R&D EXPENSES

Selling, administrative, and research and development expenses were 19.9% of revenues in 1993 versus 20.9% in 1992 and 1991. This ratio was lower because of cost reductions as a result of a Company-wide objective to reduce administrative costs.

INTEREST EXPENSE

Interest expense declined to $35 million in 1993, compared with $43 million in 1992 and $44 million in 1991. Average debt outstanding for the year rose as a result of increased borrowing used to finance acquisitions. However, interest expense declined from previous years due to the reduction of foreign debt with higher interest rates and lower domestic interest rates on commercial paper.

POSTRETIREMENT HEALTH CARE BENEFITS

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This standard requires that the expected cost of health care benefits be charged to expense during the service lives of employees rather than the cash basis method previously used. The Company has elected to amortize the unfunded accumulated postretirement benefit obligation of $145.5 million as of January 1, 1993 over 20 years.
     The cost of postretirement health care benefits was $21 million under SFAS 106 in 1993 versus approximately $9 million in both 1992 and 1991.

OTHER INCOME (EXPENSE)

The increase of various nonrecurring costs unrelated to operations and lower interest income resulted in net other expense of $7.7 million in 1993 compared with net other income of $8.7 million in 1992. Net other income of $28.6 million was higher in 1991 versus 1992 due primarily to gains related to the sale of investment properties in Japan and France. In accordance with the Securities and Exchange Commission's policy, amortization of goodwill and other intangibles has been reclassified from other income (expense) to an operating expense.


TAX RATE

Under the new 1993 tax law, the Federal statutory rate increased to 35% in 1993 from 34% in both 1992 and 1991. This rate increase resulted in an effective 1993 annual tax rate of 38.5% compared with 38% in 1992 and 37.3% in 1991. See the Provision for Income Taxes footnote for reconciliation of the Federal statutory rate to the effective tax rate. SFAS No. 109, Accounting for Income Taxes, was adopted in 1993 and had no material impact on earnings.

NET INCOME

Net income of $207 million ($1.83 per share) was 7.5% higher than the 1992 net income of $192 million ($1.72 per share). Net income for 1992 was 6.4% higher than 1991 net income of $181 million ($1.62 per share). The Company declared a two-for-one stock split in June 1993 that doubled the outstanding shares. Net income per share has been restated for the stock split.

FOREIGN CURRENCY

The strong U.S. dollar against European currencies resulted in a reduction of net income by 4 cents per share in 1993 compared with 1992. Foreign currency had no material impact on earnings in 1992 versus 1991.

FINANCIAL POSITION

Net working capital at December 31, 1993 and 1992 is summarized as follows:

                                                                    Increase/
In thousands                           1993             1992        (Decrease)
- ------------------------------------------------------------------------------
Current Assets:
  Cash and equivalents          $    35,395      $    31,193          $ 4,202
  Trade receivables                 544,226          492,202           52,024
  Inventories                       403,902          400,605            3,297
  Other                             110,125           80,847           29,278
                                -----------      -----------          -------
                                $ 1,093,648      $ 1,004,847          $88,801
                                -----------      -----------          -------
                                -----------      -----------          -------
Current Liabilities:
  Short-term debt               $   107,073      $    83,261          $23,812
  Accounts payable and
    accrued expenses                383,137          338,645           44,492
  Other                              55,932           90,823          (34,891)
                                -----------      -----------          -------
                                    546,142          512,729           33,413
                                -----------      -----------          -------
Net Working Capital             $   547,506      $   492,118          $55,388
                                -----------      -----------          -------
                                -----------      -----------          -------
Current Ratio                          2.00             1.96
                                       ----             ----
                                       ----             ----

     The acquisition of Miller in 1993 resulted in an increase of $39.6 million in net working capital. The increase in trade receivables was primarily due to Miller and increased 1993 sales. Excluding the impact of Miller, inventories decreased $26.7 million in 1993 as a result of the Company's continued effort to minimize inventory levels.
     Other current assets increased and other current liabilities decreased due to certain reclassifications between deferred income taxes and income taxes payable recorded in conjunction with the implementation of SFAS No. 109, Accounting for Income Taxes. The increase in short-term debt was the result of additional commercial paper borrowings of $33.9 million, partially offset by a $9.0 million reduction in foreign short-term borrowings that carried higher interest rates. The increase in accounts payable and accrued expenses was mainly due to 1993 acquisitions.
     Long-term debt at December 31, 1993 consisted of $100 million of commercial paper, $125 million of 7-1/2% notes due in 1998, $125 million of 5-7/8% notes due in 2000 and $26 million of capitalized lease obligations and other debt. Long-term debt increased $124 million from December 31, 1992, principally as the result of the issuance of the 5-7/8% notes in March 1993 made in response to the availability of lower interest rates and to fund acquisitions.
     Stockholders' equity was $1.259 billion at December 31, 1993 compared with $1.340 billion at December 31, 1992. Affecting equity were earnings of $207 million, dividends declared of $56 million, the effect of pooling of interests acquisitions of $211 million and unfavorable currency translation adjustments of $28 million related to weaker European currencies.
     The Statement of Cash Flows for the years ended December 31, 1993 and 1992 is summarized below:

In thousands                                       1993                1992
- ------------------------------------------------------------------------------
Net income                                     $206,570           $ 192,080
Depreciation and amortization                   131,726             122,631
Acquisitions                                   (303,802)            (62,496)
Additions to plant and equipment               (119,931)           (115,313)
Cash dividends paid                             (55,175)            (50,290)
Proceeds from long-term debt                    128,119             102,516
Repayments of long-term debt                    (15,939)           (158,274)
Other, net                                       32,634             (92,763)
                                               --------           ---------
Net increase (decrease) in cash and
  equivalents                                  $  4,202           $ (61,909)
                                               --------           ---------
                                               --------           ---------

     Net cash provided by operating activities of $314 million in 1993 and $287 million in 1992 was used mainly for additions to plant and equipment and cash dividends. Cash provided by the proceeds from long-term debt in 1993 was used principally to fund acquisitions.


     Dividends paid per share increased 8.9% to $.49 per share in 1993 from $.45 in 1992. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.

     Management continues to believe that internally generated funds will be adequate to service existing debt and maintain appropriate debt to total capitalization and earnings to fixed charge ratios. Internally generated funds are also expected to be adequate to finance internal growth and small-to-medium sized acquisitions for cash. The Company has additional debt capacity for larger acquisitions.

FINANCIAL STATEMENTS


- -----------------------------------------------------------------------------------------------
STATEMENT OF INCOME
Illinois Tool Works Inc. and Subsidiaries

- -----------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31
                                                       ----------------------------------------
In thousands except for per share amounts                    1993           1992           1991
- -----------------------------------------------------------------------------------------------
Operating Revenues                                     $3,159,181     $2,811,645     $2,639,650
     Operating costs                                    2,122,286      1,858,752      1,759,288
     Selling, administrative, and research
          and development expenses                        629,459        586,801        552,874
     Amortization of goodwill and other
          intangible assets                                21,874         22,169         23,979
                                                       ----------     ----------     ----------
Operating Income                                          385,562        343,923        303,509
     Interest expense                                     (35,025)       (42,852)       (44,342)
     Amortization of retiree health care                   (6,968)            --             --
     Other income(expense)                                 (7,699)         8,709         28,592
                                                       ----------     ----------     ----------
Income Before Income Taxes                                335,870        309,780        287,759
     Income taxes                                         129,300        117,700        107,200
                                                       ----------     ----------     ----------
Net Income                                             $  206,570     $  192,080     $  180,559
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------
Net Income Per Share of Common Stock                        $1.83          $1.72          $1.62
                                                            -----          -----          -----
                                                            -----          -----          -----


STATEMENT OF INCOME REINVESTED IN THE BUSINESS
Illinois Tool Works Inc. and Subsidiaries

                                                                For the Years Ended December 31
                                                       ----------------------------------------
In thousands                                                 1993           1992           1991
- -----------------------------------------------------------------------------------------------
Balance, Beginning of Year                             $1,201,537     $1,060,931     $  918,589
     Net income                                           206,570        192,080        180,559
     Cash dividends declared                              (56,443)       (51,474)       (46,501)
     Effect of pooling of interests acquisitions         (222,229)            --          8,284
                                                       ----------     ----------     ----------
Balance, End of Year                                   $1,129,435     $1,201,537     $1,060,931
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

The Comments on Financial Statements are an integral part of these statements.

- ------------------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1993 and 1992, and the related statements of income, income reinvested in the business and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


Chicago, Illinois,
February 9, 1994
                                       Arthur Andersen and Co.


- ----------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL POSITION
Illinois Tool Works Inc. and Subsidiaries

                                                                                   December 31
                                                                     -------------------------
In thousands except shares                                                1993            1992
- ----------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and equivalents                                          $    35,395      $   31,193
     Trade receivables                                                 544,226         492,202
     Inventories                                                       403,902         400,605
     Deferred income taxes                                              57,764          33,136
     Prepaid expenses and other current assets                          52,361          47,711
                                                                   -----------      ----------
          Total current assets                                      1,093,648        1,004,847
                                                                   -----------      ----------
Plant and Equipment:
     Land                                                               65,134          36,253
     Buildings                                                         282,104         245,281
     Machinery and equipment                                           771,066         687,467
     Equipment leased to others                                         62,857          73,498
     Construction in progress                                           24,718          30,834
                                                                   -----------      ----------
                                                                     1,205,879       1,073,333
     Accumulated depreciation                                         (622,114)       (549,217)
                                                                   -----------      ----------
          Net plant and equipment                                      583,765         524,116
                                                                   -----------      ----------
Investment in Leveraged Leases                                          60,088          61,065
                                                                   -----------      ----------
Goodwill                                                               363,769         356,616
                                                                   -----------      ----------
Other Assets                                                           235,621         257,543
                                                                   -----------      ----------
                                                                   $ 2,336,891      $2,204,187
                                                                   -----------      ----------
                                                                   -----------      ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Short-term debt                                                $  107,073      $   83,261
     Accounts payable                                                  149,205         138,165
     Accrued expenses                                                  233,932         200,480
     Cash dividends payable                                             14,710          13,442
     Income taxes payable                                               41,222          77,381
                                                                   -----------      ----------
          Total current liabilities                                    546,142         512,729
                                                                   -----------      ----------
Non-current Liabilities:
     Long-term debt                                                    375,641         251,979
     Deferred income taxes                                              92,470          54,137
     Other                                                              63,969          45,669
                                                                   -----------      ----------
          Total non-current liabilities                                532,080         351,785
                                                                   -----------      ----------



Stockholders' Equity:
     Preferred stock                                                        --              --
     Common stock:
           Issued- 113,292,888 shares in 1993 and 112,156,582
                 shares in 1992                                        170,185         150,944
     Income reinvested in the business                               1,129,435       1,201,537
                                                                   -----------     -----------
                                                                     1,299,620       1,352,481
     Common stock held in treasury                                      (1,955)         (1,960)
     Equity adjustment from foreign currency translation               (38,996)        (10,848)
                                                                   -----------     -----------
          Total stockholders' equity                                 1,258,669       1,339,673
                                                                   -----------     -----------
                                                                    $2,336,891      $2,204,187
                                                                   -----------     -----------
                                                                   -----------     -----------

The Comments on Financial Statements are an integral part of this statement.

- ----------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
Illinois Tool Works Inc. and Subsidiaries

                                                               For the Years Ended December 31
                                                        --------------------------------------
In thousands                                                1993          1992            1991
- ----------------------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities:
     Net income                                         $206,570      $192,080        $180,559
     Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation and amortization                  131,726       122,631         115,393
          Change in deferred income taxes                (13,332)       (4,104)         (4,131)
          (Gain)loss on sale of plant and equipment,
             and investment properties                     2,932          (351)         (9,182)
          (Gain)loss on sale of operations                   894        (1,973)         (1,668)
          Other non-cash items, net                       12,093         3,204           1,284
                                                        --------      --------        --------
       Cash provided by operating activities             340,883       311,487         282,255
     Change in assets and liabilities:
          (INCREASE) DECREASE IN -
          Trade receivables                              (35,029)      (15,807)         (2,372)
          Inventories                                     23,191        26,661          66,837
          Prepaid expenses and other assets               (8,109)      (14,114)        (36,798)
          INCREASE (DECREASE) IN -
          Accounts payable                                (3,569)      (16,496)        (17,724)
          Accrued expenses                                (2,954)      (16,601)        (39,537)
          Income taxes payable                            (4,079)       10,229         (10,031)
          Other, net                                       3,741         1,430          (3,169)
                                                        --------      --------        --------
     Net cash provided by operating                      314,075       286,789         239,461
          activities                                    --------      --------        --------


Cash Provided by (Used for) Investing Activities:
     Acquisition of subsidiaries (excluding
          cash and equivalents) and additional
          interest in affiliates                        (303,802)      (62,496)       (120,649)
     Additions to plant and equipment                   (119,931)     (115,313)       (106,036)
     Proceeds from sale of plant and equipment,
          and investment properties                       14,174        12,975          24,363
     Proceeds from sale of operating affiliates           1,705          3,584         103,607
     Other, net                                           14,271         5,097          (8,697)
                                                        --------      --------        --------
          Net cash used for investing activities        (393,583)     (156,153)       (107,412)
                                                        --------      --------        --------
Cash Provided by (Used for) Financing Activities:
     Cash dividends paid                                 (55,175)      (50,290)        (44,108)
     Issuance of common stock                              8,316        10,962           9,498
     Net proceeds (repayments) of short-term
        debt                                              20,906       (96,014)         50,682
     Proceeds from long-term debt                        128,119       102,516         267,550
     Repayments of long-term debt                        (15,939)     (158,274)       (364,753)
                                                        --------      --------        --------
          Net cash provided by (used for)
              financing activities                        86,227      (191,100)        (81,131)
                                                        --------      --------        --------
Effect of Exchange Rate Changes on Cash                   (2,517)       (1,445)         (4,588)
   and Equivalents                                      --------      --------        --------
Cash and Equivalents:
     Increase (decrease) during the year                   4,202       (61,909)         46,330
     Beginning of year                                    31,193        93,102          46,772
                                                        --------      --------        --------
     End of year                                        $ 35,395      $ 31,193        $ 93,102
                                                        --------      --------        --------
                                                        --------      --------        --------
Cash Paid During the Year for Interest                  $ 33,052      $ 39,943        $ 35,233
                                                        --------      --------        --------
                                                        --------      --------        --------
Cash Paid During the Year for Income Taxes              $127,874      $ 80,795        $105,140
                                                        --------      --------        --------
                                                        --------      --------        --------
Liabilities Assumed from Acquisitions                   $ 90,848      $  5,094        $ 84,847
                                                        --------      --------        --------
                                                        --------      --------        --------

The Comments on Financial Statements are an integral part of this statement.

COMMENTS ON FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
COMMENTS AND ASSOCIATED SCHEDULES in this section furnish additional information on items in the financial statements. The comments have been arranged in the same order as the related items appear in the statements.

     Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years' data have been made to conform with current year reporting.

- --------------------------------------------------------------------------------
CONSOLIDATION AND TRANSLATION-The financial statements INCLUDE ILLINOIS TOOL
WORKS INC. AND MAJORITY-OWNED SUBSIDIARIES.   ALL SIGNIFICANT INTERCOMPANY
TRANSACTIONS ARE ELIMINATED FROM THE STATEMENTS. The majority of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

     FOREIGN SUBSIDIARIES' ASSETS AND LIABILITIES ARE TRANSLATED TO U.S. DOLLARS AT END-OF-PERIOD EXCHANGE RATES. REVENUES AND EXPENSES ARE TRANSLATED AT AVERAGE RATES FOR THE PERIOD. TRANSLATION ADJUSTMENTS, OFFSET BY
CERTAIN FOREIGN CURRENCY HEDGE GAINS AND LOSSES, ARE NOT INCLUDED IN INCOME BUT ARE REPORTED AS A SEPARATE COMPONENT OF STOCKHOLDERS' EQUITY.


INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION - The Company's operations are divided into two segments: Engineered Components, and Industrial Systems and Consumables. See Management's Discussion and Analysis for a description of the segments and information regarding operating revenues and operating income.
     No single customer accounted for more than 10% of consolidated revenues in 1993, 1992 or 1991. Export sales from the United States were less than 10% of total operating revenues during these years.
     Additional segment and geographic information for 1993, 1992 and 1991 was as follows:

In thousands                                                1993          1992            1991
- ----------------------------------------------------------------------------------------------
Identifiable Assets:
DOMESTIC--
  Engineered Components                               $  506,850    $  382,271      $  354,462
  Industrial Systems and Consumables                     620,263       617,654         623,837
                                                      ----------    ----------      ----------
                                                       1,127,113       999,925         978,299
                                                      ----------    ----------      ----------
INTERNATIONAL--
  Engineered Components                                  429,370       434,416         423,685
  Industrial Systems and Consumables                     517,869       529,808         575,052
                                                      ----------    ----------      ----------
                                                         947,239       964,224         998,737
                                                      ----------    ----------      ----------
CORPORATE                                                262,539       240,038         280,103
                                                      ----------    ----------      ----------
                                                      $2,336,891    $2,204,187      $2,257,139
                                                      ----------    ----------      ----------
                                                      ----------    ----------      ----------
Plant and Equipment Additions:
  Engineered Components                               $   80,672    $   73,226      $   66,952
  Industrial Systems and Consumables                      39,259        42,087          39,084
                                                      ----------    ----------      ----------
                                                      $  119,931    $  115,313      $  106,036
                                                      ----------    ----------      ----------
                                                      ----------    ----------      ----------
Depreciation:
  Engineered Components                               $   67,746    $   55,992      $   50,110
  Industrial Systems and Consumables                      42,106        44,470          41,304
                                                      ----------    ----------      ----------
                                                      $  109,852    $  100,462      $   91,414
                                                      ----------    ----------      ----------
                                                      ----------    ----------      ----------

Identifiable assets by segment and geographic area are those assets that are specifically used in that segment and geographic area.

Corporate assets are principally cash and equivalents, investments, goodwill and other intangible assets.

ACQUISITIONS AND DISPOSITIONS-In March, 1993, the Company acquired the Miller Group Ltd. (Miller), a manufacturer of arc welding equipment. The acquisition has been accounted for as a pooling of interests, and accordingly, the results of operations have been included in the Statement of Income as of the beginning of 1993. The impact of Miller on consolidated revenues, net income and earnings per share for 1993, 1992 and 1991 was not significant. Therefore, prior years' financial statements have not been restated to reflect the acquisition of Miller.

     During 1993, 1992 and 1991, the Company acquired and disposed of other operations which did not materially affect consolidated results.

- --------------------------------------------------------------------------------

DEPRECIATION was $109,852,000 in 1993 compared with $100,462,000 in 1992 and $91,414,000 in 1991 and was reflected primarily in operating costs. DEPRECIATION OF PLANT AND EQUIPMENT FOR FINANCIAL REPORTING IS COMPUTED PRINCIPALLY ON AN ACCELERATED BASIS. EQUIPMENT LEASED TO OTHERS IS DEPRECIATED OVER THE NONCANCELABLE PERIOD OF THE RELATED LEASE.

RESEARCH AND DEVELOPMENT COSTS ARE RECORDED AS EXPENSE IN THE YEAR INCURRED. These costs were $47,200,000 in 1993, $42,500,000 in 1992 and $40,300,000 in
1991.

RENTAL EXPENSE was $32,268,000 in 1993, $31,683,000 in 1992, and
$29,221,000 in 1991.

THE AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS has been reclassified in 1993 from other income (expense) to an operating expense. Prior periods have been reclassified to conform to the current year presentation.

OTHER INCOME (EXPENSE) consisted of the following:

In thousands                                                1993          1992            1991
- ----------------------------------------------------------------------------------------------
Interest income                                         $  6,596       $ 9,167         $ 7,686
Income from unconsolidated affiliates                      1,584         2,888           7,472
Net reserves for disposition and relocation of
     certain facilities, restructuring costs,
     revaluation of non-operating assets to
     realizable value, and nonrecurring costs
     unrelated to operations                              (9,101)       (2,622)          1,009
Gain on sale of investment properties                         --         1,974          10,631
Gain(loss) on sale of operating affiliates                  (894)        1,973           1,668
Unamortized underwriting fees on zero coupon
     bond redemption                                          --        (1,767)             --
Loss on sale of plant and equipment                       (2,932)       (1,623)         (1,449)
Other, net                                                (2,952)       (1,281)          1,575
                                                        --------     ---------        --------
                                                         $(7,699)      $ 8,709         $28,592
                                                        --------     ---------        --------
                                                        --------     ---------        --------

THE PROVISION FOR INCOME TAXES-Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, using the current-year recognition approach. SFAS NO. 109 UTILIZES THE LIABILITY METHOD OF ACCOUNTING FOR INCOME TAXES. DEFERRED INCOME TAXES ARE DETERMINED BASED ON THE ESTIMATED FUTURE TAX EFFECTS OF DIFFERENCES BETWEEN THE FINANCIAL AND TAX BASES OF ASSETS AND LIABILITIES GIVEN THE PROVISIONS OF THE ENACTED TAX LAWS. Prior to January 1, 1993, the income tax provision was computed using Accounting Principles Board Opinion No. 11, which is based on the income and expense in the Statement of Income. The adoption of SFAS No. 109 had no material impact on the Company's results of operations in 1993.
     The components of the provision for income taxes were as shown below:

In thousands                                                1993          1992            1991
- ----------------------------------------------------------------------------------------------
U.S. Federal income taxes:
     Current                                            $ 95,406      $ 73,465        $ 49,957
     Deferred                                            (14,383)       (4,224)         (3,380)
     Investment tax credits                                 (727)         (544)           (469)
                                                        --------      --------        --------
                                                          80,296        68,697          46,108
                                                        --------      --------        --------
Foreign income taxes:
     Current                                              28,239        37,915          56,137
     Deferred                                              4,515        (1,737)         (4,566)
                                                        --------      --------        --------
                                                          32,754        36,178          51,571
                                                        --------      --------        --------
State income taxes                                        16,250        12,825           9,521
                                                        --------      --------        --------
                                                        $129,300      $117,700        $107,200
                                                        --------      --------        --------
                                                        --------      --------        --------

Income before income taxes for domestic and foreign operations was as follows:



In thousands                                                1993          1992            1991
- ----------------------------------------------------------------------------------------------
Domestic                                                $253,068      $224,041        $167,814
Foreign                                                   82,802        85,739         119,945
                                                        --------      --------        --------
                                                        $335,870      $309,780        $287,759
                                                        --------      --------        --------
                                                        --------      --------        --------





The reconciliation between the Federal statutory tax rate and the effective tax rate was as follows:

                                                            1993          1992            1991
- ----------------------------------------------------------------------------------------------
Federal statutory tax rate                                 35.0%         34.0%           34.0%
Increases(reductions):
     State income taxes, net of Federal tax benefit          3.2           2.7             2.2
     Amortization of goodwill and other intangible           1.1           1.7             1.7
        assets
     Difference between Federal statutory and
        foreign tax rates                                    1.1           1.4             1.2
     Other, net                                             (1.9)         (1.8)           (1.8)
                                                            ----          ----            ----
Effective tax rate                                          38.5%         38.0%           37.3%
                                                            ----          ----            ----
                                                            ----          ----            ----

     Deferred U.S. Federal income taxes and foreign withholding taxes have not been provided on $321,000,000 of undistributed earnings of international affiliates as of December 31, 1993. In the event these earnings were distributed to the Company, the Federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. The net tax effect would not be expected to be material.
     The components of deferred income tax assets and liabilities were as follows:

- ----------------------------------------------------------------------------------------------
                                                     December 31     January 1
                                                     -------------------------
In Thousands                                                1993      1993
- ----------------------------------------------------------------------------------------------
Deferred income tax assets:
     Accrued expenses and reserves                      $ 30,085     $  33,337
     Inventory reserves and capitalized
       tax cost                                           19,022        14,826
     Employee benefit accruals                            32,224        12,796
     Net operating loss carryforwards                     15,492        11,658
     Accumulated depreciation                              4,373         6,324
     Allowances for uncollectible accounts                 5,069         3,683
     Other                                                 8,141         8,422
                                                        --------    ----------
       Gross deferred tax assets                         114,406        91,046
     Valuation allowance                                  (8,189)       (1,510)
                                                        --------    ----------
       Net deferred tax assets                           106,217        89,536
                                                        --------    ----------
     Deferred income tax liabilities:
       Leveraged leases                                  (45,528)      (49,300)
       Acquisition asset write-ups                       (23,907)      (32,196)
       Accumulated depreciation                          (27,220)      (27,439)
       Pension assets                                    (12,529)      (11,701)
       LIFO inventory                                     (8,681)       (9,405)
       Other                                             (23,058)      (11,647)
                                                        --------    ----------
         Deferred income tax liabilities                (140,923)     (141,688)
                                                        --------    ----------
            Net deferred income tax
            liability                                   $(34,706)   $  (52,152)
                                                        --------    ----------
                                                        --------    ----------




NET INCOME PER SHARE OF COMMON STOCK IS COMPUTED ON THE BASIS OF THE AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING. Shares of common stock subject to issuance under stock option plans are excluded from the computation since their effect is not material. The average number of shares outstanding was 112,979,000, 111,746,000 and 111,178,000 for 1993, 1992 and 1991,
respectively. Shares outstanding have been restated for the two-for-one stock split in June 1993.

- -------------------------------------------------------------------------------

CASH AND EQUIVALENTS included interest bearing deposits of $28,506,000 at December 31, 1993 and $28,510,000 at December 31, 1992. INTEREST BEARING DEPOSITS HAVE MATURITIES OF 90 DAYS OR LESS AND ARE STATED AT COST, WHICH APPROXIMATES MARKET.


TRADE RECEIVABLES as of December 31, 1993 and 1992 were net of allowances for uncollectible accounts of $18,000,000 and $17,800,000, respectively.

INVENTORIES at December 31, 1993 and 1992 were as follows:


In thousands                                  1993           1992
- -------------------------------------------------------------------
Raw material                              $ 94,105       $ 83,441
Work-in-process                             61,314         60,001
Finished goods                             248,483        257,163
                                           -------        -------
                                          $403,902       $400,605
                                           -------        -------
                                           -------        -------

Inventories ARE STATED AT THE LOWER OF COST OR MARKET AND INCLUDE MATERIAL, LABOR AND FACTORY OVERHEAD. THE LAST-IN, FIRST-OUT (LIFO) METHOD IS USED TO DETERMINE THE COST OF THE INVENTORIES OF MOST DOMESTIC OPERATIONS. THE FIRST-IN, FIRST-OUT (FIFO) METHOD IS USED FOR ALL OTHER INVENTORIES. Inventories priced at LIFO were 46% and 37% of total inventories as of December 31, 1993 and 1992, respectively. Under the FIFO method, which approximates current cost, total inventories would have been approximately $42,800,000 and $21,400,000 higher than reported at December 31, 1993 and 1992, respectively.

  The LIFO inventory values of certain domestic subsidiaries of the Company differ from the LIFO inventory values for tax purposes because of the application of purchase accounting. Inventories for financial statement purposes exceeded inventories for tax purposes by approximately $22,000,000 and $21,000,000 at December 31, 1993 and 1992, respectively.


PLANT AND EQUIPMENT ARE STATED AT COST LESS ACCUMULATED DEPRECIATION. RENEWALS AND IMPROVEMENTS THAT INCREASE THE USEFUL LIFE OF PROPERTY ARE CAPITALIZED. MAINTENANCE AND REPAIRS ARE CHARGED TO EXPENSE AS INCURRED and were $53,800,000 in 1993, $58,700,000 in 1992 and $55,600,000 in 1991.


INVESTMENT IN LEVERAGED LEASES -- The Company has investments in leveraged leases of equipment used primarily in the transportation, mining and paper processing industries.

   The components of the investment in leveraged leases at December 31, 1993 and 1992 were as shown below:


In thousands                                                                                              1993           1992
- ------------------------------------------------------------------------------------------------------------------------------
Lease contracts receivable                                                                             $52,652        $54,735
      (net of principal and interest on nonrecourse financing)
Estimated residual value of leased assets                                                               21,548         21,548
Unearned and deferred income                                                                           (14,112)       (15,218)
                                                                                                       -------        -------
Investment in leveraged leases                                                                          60,088         61,065
Deferred taxes arising from leveraged leases                                                           (45,528)       (49,300)
                                                                                                       -------        -------
Net investment in leveraged leases                                                                     $14,560        $11,765
                                                                                                       -------        -------
                                                                                                       -------        -------


The components of the income from leveraged leases for the years ended December 31, 1993, 1992 and 1991 were as shown below:


In thousands                                                                               1993           1992           1991
- ------------------------------------------------------------------------------------------------------------------------------
Leveraged lease income (expense) before
      income taxes                                                                        $ 124          $ (76)         $(143)
Investment tax credits recognized                                                           727            544            469
Net income tax benefit (expense)                                                           (543)           235            255
                                                                                          -----          -----          -----
                                                                                          $ 308          $ 703          $ 581
                                                                                          -----          -----          -----
                                                                                          -----          -----          -----


GOODWILL represents the excess cost over fair value of the net assets of purchased businesses. Goodwill IS BEING AMORTIZED ON A STRAIGHT-LINE BASIS OVER 15 TO 40 YEARS. THE COMPANY ASSESSES THE RECOVERABILITY OF UNAMORTIZED GOODWILL BY REVIEWING THE SUFFICIENCY OF ESTIMATED FUTURE OPERATING INCOME AND UNDISCOUNTED CASH FLOWS OF THE RELATED ENTITY TO COVER THE AMORTIZATION DURING THE REMAINING AMORTIZATION PERIOD.

Amortization expense was $13,268,000 in 1993, $12,262,000 in 1992 and
$10,621,000 in 1991.
Accumulated goodwill amortization was $64,822,000 and $51,420,000, at December 31, 1993 and 1992, respectively.


OTHER ASSETS as of December 31, 1993 and 1992 consisted of the following:


In thousands                                                                                              1993           1992
- ------------------------------------------------------------------------------------------------------------------------------
Other intangible assets                                                                               $137,324       $127,233
Accumulated amortization of other intangible assets                                                    (73,569)       (66,434)
Investment properties                                                                                   39,455         68,188
Investment in and advances to unconsolidated affiliates                                                 31,051         27,920
Prepaid assets                                                                                          40,273         46,147
Other                                                                                                   61,087         54,489
                                                                                                      --------       --------
                                                                                                      $235,621       $257,543
                                                                                                      --------       --------
                                                                                                      --------       --------



Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and ARE BEING AMORTIZED PRIMARILY ON A STRAIGHT-LINE BASIS OVER ONE TO 17 YEARS.

  Amortization expense was $8,606,000 in 1993, $9,907,000 in 1992 and $13,358,000 in 1991.

  Investment properties consist primarily of assets held for sale.


SHORT-TERM DEBT as of December 31, 1993 and 1992 consisted of the following:


In thousands                                                                                              1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
Commercial paper                                                                                      $ 63,881        $30,000
Current maturities of long-term debt                                                                     2,619          3,703
Borrowings by foreign subsidiaries                                                                      40,573         49,558
                                                                                                      --------        -------
                                                                                                      $107,073        $83,261
                                                                                                      --------        -------
                                                                                                      --------        -------



The weighted average interest rate on foreign borrowings was 7.7% at December 31, 1993 and 10.5% at December 31, 1992.


ACCRUED EXPENSES as of December 31, 1993 and 1992 consisted of accruals for:


In thousands                                                                                              1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
Compensation                                                                                          $135,855       $104,015
Taxes, other than income taxes                                                                          15,310         14,231
Customer deposits                                                                                       10,677         17,728
Other                                                                                                   72,090         64,506
                                                                                                      --------       --------
                                                                                                      $233,932       $200,480
                                                                                                      --------       --------
                                                                                                      --------       --------

RETIREMENT PLANS-The Company sponsors defined contribution retirement plans covering substantially all domestic employees. The Company's contributions to these plans were $6,900,000 in 1993, $6,200,000 in 1992 and $5,800,000 in 1991.
   The Company provides substantially all employees with pension benefits. The Company's principal domestic plan provides benefits based on years of service and compensation levels during the latter years of employment. Other domestic and foreign plans provide benefits similar to the principal domestic plan.
    In late 1992, the principal domestic pension plan was amended to provide an early retirement supplement to be paid to future retirees from their early retirement date to age 65. The pension supplement increased the prior service cost as of December 31, 1992 by $25,700,000.
   Subject to the limitation on deductibility imposed by Federal income tax laws, the Company's policy has been to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. Due to the current overfunded status of the principal plan, no contributions to this plan were made in 1993, 1992 or 1991 and none are expected to be made for the next several years. The previously mentioned amendment will not significantly affect the status of future contributions. Other domestic plan contributions were minimal in 1993, 1992 and 1991. Domestic plan assets consist primarily of listed common stocks and debt securities.
   The components of net pension expense for the years ended December 31, 1993, 1992 and 1991 were as shown below:



In thousands                                       1993      1992      1991
- ----------------------------------------------------------------------------
Service cost                                   $ 21,757  $ 19,889  $ 19,554
Interest cost on projected benefit
  obligation                                     29,832    25,348    24,041
Actual return on plan assets                    (48,002)  (38,009)  (50,545)
Net amortization and deferral                     7,879    (5,560)   10,610
                                               --------  --------  --------
Net pension expense                            $ 11,466  $  1,668  $  3,660
                                               --------  --------  --------
                                               --------  --------  --------




The following table sets forth the funded status and amounts recognized in the Company's Statement of Financial Position at December 31, 1993 and 1992:




In thousands                                                                      1993                          1992
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                      Assets Exceed   Accumulated   Assets Exceed   Accumulated
                                                                       Accumulated     Benefits      Accumulated     Benefits
                                                                        Benefits     Exceed Assets    Benefits     Exceed Assets
                                                                       -----------   -------------   -----------   -------------

Actuarial present value of
benefit obligations:
     Vested                                                            $(273,924)    $  (45,591)     $(217,997)    $  (37,769)
     Non-vested                                                          (55,103)        (6,038)       (42,916)        (4,916)
                                                                       ---------     ----------      ---------     ----------
Accumulated benefit obligation                                          (329,027)       (51,629)      (260,913)       (42,685)
Effect of projected wage increases                                       (51,744)        (2,606)       (40,041)        (2,521)
                                                                       ---------     ----------      ---------     ----------
Projected benefit obligation                                            (380,771)       (54,235)      (300,954)       (45,206)
Plan assets at fair value                                               461,219          25,920        438,035         20,055
                                                                       ---------     ----------      ---------     ----------
Plan assets in excess of (less than)
  projected benefit obligation                                            80,448        (28,315)       137,081        (25,151)
Unrecognized net (gain)loss                                              (49,009)         3,143        (93,340)          (111)
Unrecognized prior service cost                                           42,427          3,273         33,719          3,514
Unrecognized transition (asset) liability                                (40,201)         1,028        (46,174)         1,117
Adjustment to recognize minimum liability                                     --         (6,368)            --         (3,691)
                                                                       ---------     ----------      ---------     ----------
Prepaid (accrued) pension asset (liability)                            $  33,665     $  (27,239)     $  31,286     $  (24,322)
                                                                       ---------     ----------      ---------     ----------
                                                                       ---------     ----------      ---------     ----------


The significant actuarial assumptions at December 31, 1993, 1992 and 1991 were as follows:



                                                                            1993           1992           1991
- --------------------------------------------------------------------------------------------------------------
Domestic plans:
      Discount rate                                                         7.6%           8.5%           8.5%
      Expected long-term rate of return on plan assets                      9.0%           9.0%           9.0%
      Rate of increase in future compensation levels                        4.3%           6.1%           6.8%
Foreign plans:
      Discount rate                                                      5.5 - 9.0%     5.5 -  9.0%    5.5 -  9.0%
      Expected long-term rate of return on plan assets                   5.5 - 9.0%     5.5 - 10.0%    5.5 - 10.0%



POSTRETIREMENT HEALTH CARE BENEFITS-The Company provides health care benefits to substantially all retired domestic employees and their covered dependents. Generally, employees who have reached age 55 and rendered 10 years of service are eligible for these benefits, which are subject to retiree contributions, deductibles, copayment provisions and other limitations.
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This standard requires that the expected cost of health care benefits be charged to expense during the service lives of employees rather than the cash basis method previously used. The Company has elected to amortize the unfunded accumulated postretirement benefit obligation (APBO) of $145,500,000 as of January 1, 1993 over 20 years.
   The assumed health care cost trend rate used in measuring the APBO at December 31, 1993 was 10%, gradually declining to 5% in the year 1999 and remaining at that level thereafter. The assumed discount rate was 7.6%. A one-percentage point increase in the health care cost trend rate would increase the APBO as of December 31, 1993 by approximately $15,383,000 and the sum of the 1993 annual service and interest cost by approximately $1,579,000.
   Prior to 1993, the cost of providing postretirement health care benefits net of retiree contributions was recognized as expense as claims were paid and amounted to $8,900,000 in 1992 and $8,800,000 in 1991.
   The cost of postretirement health care benefits under SFAS No. 106 for the year ended December 31, 1993 was as shown below:



In thousands                                                           1993
- ---------------------------------------------------------------------------
Service cost                                                        $ 2,312
Interest cost on accumulated postretirement benefit obligation       11,912
Amortizaton of transition obligation                                  6,968
                                                                    -------
   Net postretirement benefit cost                                  $21,192
                                                                    -------
                                                                    -------



The following table sets forth the amounts recognized in the Company's Statement of Financial Position at December 31, 1993:


In thousands                                                           1993
- ----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                        $(112,876)
  Active employees                                                  (31,439)
                                                                  ---------
                                                                   (144,315)
Unrecognized transition obligation                                  137,283
Unrecognized net gain                                                (3,470)
                                                                  ---------
Accrued postretirement benefit cost                               $ (10,502)
                                                                  ---------
                                                                  ---------


LONG-TERM DEBT at December 31, 1993 and 1992  consisted of the following:



In thousands                                            1993           1992
- ---------------------------------------------------------------------------
Commercial paper                                    $100,000       $100,000
7-1/2% notes due December 1, 1998                    125,000        125,000
5-7/8% notes due March 1, 2000                       125,000             --
Other, including capitalized lease obligations        28,260         30,682
                                                    --------       --------
                                                     378,260        255,682
Current maturities                                    (2,619)        (3,703)
                                                    --------       --------
                                                    $375,641       $251,979
                                                    --------       --------
                                                    --------       --------


      In March 1993, the Company issued $125,000,000 of 5-7/8% notes due March 1, 2000 at 99.744% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 5.9%
      In March 1993, the Company also entered into a $75,000,000 back-up credit facility, which was subsequently canceled in January 1994. No borrowings were made under this facility.
      In August 1992, the Company entered into a $300,000,000 revolving credit facility (RCF) expiring on August 14, 1997, which provides for borrowings under a number of options and which may be reduced or canceled at any time at the Company's option. There were no amounts outstanding under this facility as of December 31, 1993.
      The RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1993.
      Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issue. The Company maintains unused commitments under the RCF equal to any commercial paper borrowings. The commercial paper balance expected to remain outstanding beyond one year has been classified as long-term in the accompanying Statement of Financial Position, reflecting the Company's intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance has been classified as short-term. The weighted average interest rate on commercial paper outstanding was 3.3% at December 31, 1993, and 3.4% at December 31, 1992.
      In December 1991, the Company issued $125,000,000 of 7-1/2% notes due December 1, 1998 at 99.892% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 7.6%.
      Other debt bears interest at rates ranging from 3.0% to 13.9%, with maturities through the year 2017. Some of the debt is collateralized by plant and equipment.
      Scheduled maturities of long-term debt for the years ended December 31 are as follows:


In thousands
- ------------------------------------------------------------
1995                                                $  2,874
1996                                                   2,582
1997                                                 105,202
1998                                                 126,997
1999 and future years                                137,986
                                                    --------
                                                    $375,641
                                                    --------
                                                    --------



PREFERRED STOCK, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue any preferred stock.

- -------------------------------------------------------------------------------

COMMON STOCK, without par value, and COMMON STOCK HELD IN TREASURY transactions during 1993, 1992 and 1991 were as shown below.
   On May 7, 1993, the Board of Directors authorized a two-for-one split of the Company's common stock, with a distribution date of June 18, 1993, at a rate of one additional share for each common share held by stockholders of record on June 1, 1993. All per-share data in this report is calculated on a post-split basis.
  In 1991, the stockholders approved an amendment to the Certificate of Incorporation increasing the number of authorized shares of common stock from 80,000,000 to 150,000,000.




                                                                                                               Common Stock
                                                                             Common Stock                  Held in Treasury
                                                                      --------------------------        ----------------------
Dollars in thousands                                                      Shares         Amount         Shares         Amount
- ------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1990                                            54,878,826       $129,876        (74,284)       $(2,034)
During 1991-
      Stock options exercised                                            290,692          5,898         22,667          1,370
      Shares surrendered on exercise
            of stock options                                             (14,746)          (901)       (22,667)        (1,370)
      Tax benefits related to stock
            options exercised and restricted
                 stock                                                        --          2,873             --             --
      Shares issued for acquisitions                                     608,005            608             --             --
      Shares issued for stock incentive
            grants and restricted stock                                   29,597          1,628             --             --
                                                                      ----------        -------       --------        -------
Balance, December 31, 1991                                            55,792,374        139,982        (74,284)        (2,034)

During 1992-
      Stock options exercised                                            288,917          8,274          5,552            356
      Shares surrendered on exercise
            of stock options                                              (3,000)          (190)        (5,552)          (356)
      Tax benefits related to stock
            options exercised and restricted
                 stock                                                        --          2,776             --             --
      Restricted stock grant                                                  --            102          2,700             74
                                                                      ----------        -------       --------        -------
Balance, December 31, 1992                                            56,078,291        150,944        (71,584)        (1,960)

During 1993-
      Adjustment to reflect the June 1993
            stock split                                               56,078,291             --        (71,584)            --
      Stock options exercised                                            403,558          5,693         27,348            991
      Shares surrendered on exercise
            of stock options                                              (5,274)          (194)       (27,348)          (991)
      Tax benefits related to stock
            options exercised and restricted
                 stock                                                        --          2,114             --             --
Shares issued for acquisitions                                           718,810         10,931             --             --
Shares issued for stock incentive grants
      and restricted stock                                                19,212            697            400              5
                                                                     -----------       --------       --------        -------
Balance, December 31, 1993                                           113,292,888       $170,185       (142,768)       $(1,955)
                                                                     -----------       --------       --------        -------
                                                                     -----------       --------       --------        -------

Authorized, December 31, 1993                                        150,000,000
                                                                     -----------
                                                                     -----------


STOCK OPTIONS have been issued to officers and other employees under the Company's 1979 Stock Incentive Plan. At December 31, 1993, 5,346,472 shares were reserved for issuance under the plans. Option prices are 100% of the common stock fair market value on the date of grant.
     Stock incentive grants have been awarded to key employees and are based on the attainment of target performance objectives over a three year period. EXPENSE RELATED TO THESE GRANTS IS RECORDED OVER THE AWARD PERIOD BASED ON THE EXCESS OF THE CURRENT FAIR MARKET VALUE OVER THE GRANT VALUE.
     Stock option transactions during 1993, 1992 and 1991 were as shown below:



                                                  Number of Shares          Price per Share
- -------------------------------------------------------------------------------------------
Under option at December 31, 1990                        2,515,904        $ 1.38 to  $23.57
During 1991-
     Granted                                               865,200         27.13 to   29.75
     Exercised                                            (626,718)         3.57 to   20.69
     Canceled or expired                                   (26,802)        16.13 to   20.69
                                                         ---------
Under option at December 31, 1991                        2,727,584          1.38 to   29.75
During 1992-
     Granted                                                25,582         31.44 to   32.50
     Exercised                                            (588,938)         1.38 to   29.75
     Canceled or expired                                   (61,402)        16.13 to   29.75
                                                         ---------
Under option at December 31, 1992                        2,102,826          7.13 to   32.50
During 1993-
     Granted                                               688,008         36.38 to   37.00
     Exercised                                            (430,906)         7.13 to   29.75
     Canceled or expired                                   (25,402)        20.69 to   29.75
                                                         ---------
Under option at December 31, 1993                        2,334,526          8.19 to   37.00
                                                         ---------
                                                         ---------

Exercisable at December 31, 1993                         1,244,793          8.19 to   32.50
Reserved for grant - December 31, 1992                   3,524,416
                   - December 31, 1993                   3,011,946


- ------------------------------------------------------------------------------

CASH DIVIDENDS DECLARED were $.50 per share in 1993, $.46 per share in 1992 and $.42 per share in 1991.

OTHER FINANCIAL INFORMATION
- -------------------------------------------------------------------------------


QUARTERLY CONSOLIDATED OPERATING RESULTS (UNAUDITED) were as summarized below:


- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Three Months Ended
- -----------------------------------------------------------------------------------------------------------------------------
                                          March 31                  June 30             September 30             December 31
In thousands except             ------------------       ------------------       ------------------       ------------------
per share amounts                   1993      1992           1993      1992           1993      1992           1993      1992
- -----------------------------------------------------------------------------------------------------------------------------
Operating revenues              $750,022  $669,494       $829,318  $717,108       $779,536  $710,591       $800,305  $714,452
Operating costs(a)               508,887   444,105        556,998   471,958        527,854   470,428        528,547   472,261
Operating income(a)               77,585    74,147        101,935    93,156         93,529    86,257        112,513    90,363
Net income                        42,027    40,237         54,799    51,171         50,946    49,125         58,798    51,547
Net income per share(b)              .37       .36            .49       .46            .45       .44            .52       .46

(a) Restated for the reclassification of the amortization of goodwill and other intangible assets.
(b) Restated for the two-for-one stock split in June 1993.


COMMON STOCK PRICE AND DIVIDEND DATA-The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1993 and 1992, restated for the two-for-one stock split June 1993 were as shown below:



                                           Market Price
                                              Per Share           Dividends
                                       ----------------                Paid
                                       High         Low           Per Share
- ---------------------------------------------------------------------------
1993
First quarter                      $39            $32-1/2              $.12
Second quarter                      38-3/4         34-7/8               .12
Third quarter                       40-1/2         35-1/4               .12
Fourth quarter                      39-7/8         36                   .13

1992
First quarter                      $34-1/8        $31                  $.11
Second quarter                      32-7/8         28-1/2               .11
Third quarter                       34-3/8         28-7/8               .11
Fourth quarter                      34             29-7/8               .12



The approximate number of holders of record of common stock as of March 8, 1994 was 3,600. This number does not include beneficial owners of the Company's securities held in the name of nominees.

ELEVEN YEAR FINANCIAL SUMMARY


- -----------------------------------------------------------------------------------------------------------------------------------
Dollars and shares in thousands except per share amounts               1993       1992       1991       1990       1989       1988
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME:
Operating revenues                                               $3,159,181  2,811,645  2,639,650  2,544,153  2,172,747  1,929,805
Operating costs                                                  $2,122,286  1,858,752  1,759,288  1,686,423  1,450,116  1,287,297
Selling, administrative and research and development expenses    $  629,459    586,801    552,874    510,276    417,874    369,138
Amortization of goodwill and other intangible assets             $   21,874     22,169     23,979     19,181     15,829     13,106
Operating income                                                 $  385,562    343,923    303,509    328,273    288,928    260,264
Interest expense                                                 $  (35,025)   (42,852)   (44,342)   (39,190)   (30,995)   (26,109)
Amortization of retiree health care                              $   (6,968)        --         --         --         --         --
Other income (expense)                                           $   (7,699)     8,709     28,592     10,800     11,089     (1,343)
Income before income taxes                                       $  335,870    309,780    287,759    299,883    269,022    232,812
Income taxes                                                     $  129,300    117,700    107,200    117,500    105,200     92,800
Net income                                                       $  206,570    192,080    180,559    182,383    163,822    140,012
    Per share                                                    $     1.83       1.72       1.62       1.68       1.53       1.33


FINANCIAL POSITION:
Net working capital                                              $  547,506    492,118    442,041    615,055    440,406    392,283
Plant and equipment, net                                         $  583,765    524,116    525,695    483,549    413,578    342,794
Total assets                                                     $2,336,891  2,204,187  2,257,139  2,150,307  1,687,985  1,380,237
Long-term debt                                                   $  375,641    251,979    307,082    430,632    334,407    225,907
Total debt                                                       $  482,714    335,240    489,189    495,952    370,507    257,597
Stockholders' equity                                             $1,258,669  1,339,673  1,212,051  1,091,842    871,124    744,727

OTHER DATA:
Operating income:
   Return on operating revenues                                  %     12.2       12.2       11.5       12.9       13.3       13.5
Net income:
    Return on operating revenues                                 %      6.5        6.8        6.8        7.2        7.5        7.3
    Return on average stockholders' equity                       %     15.9       15.1       15.7       18.6       20.3       20.7
Cash dividends paid                                              $   55,175     50,290     44,108     35,861     28,747     23,027
    Per share - paid                                             $      .49        .45        .40        .33        .27        .22
              - declared                                         $      .50        .46        .42        .35        .28        .23
Book value per share                                             $    11.12      11.96      10.88       9.96       8.12       7.05
Long-term debt to total capitalization                           %     23.0       15.8       20.2       28.3       27.7       23.3
Total debt to total capitalization                               %     27.7       20.0       28.8       31.2       29.8       25.7
Shares outstanding:
   At December 31                                                   113,150    112,014    111,436    109,610    107,332    105,588
   Average during year                                              112,979    111,746    111,178    108,872    107,028    105,350
Plant and equipment additions                                    $  119,931    115,313    106,036    101,183     84,263     84,107
Depreciation                                                     $  109,852    100,462     91,414     82,913     68,890     62,064
Research and development expenses                                $   47,200     42,500     40,300     40,300     32,500     26,588
Employees at December 31                                             19,000     17,800     18,700     18,400     15,700     14,200



- -----------------------------------------------------------------------------------------------------------------------
Dollars and shares in thousands except per share amounts               1987       1986       1985       1984       1983
- -----------------------------------------------------------------------------------------------------------------------
INCOME:
Operating revenues                                               $1,698,353    961,077    596,127    592,253    497,821
Operating costs                                                  $1,117,990    622,310    390,501    382,299    325,022
Selling, administrative and research and development expenses    $  339,143    223,765    123,292    115,845    104,594
Amortization of goodwill and other intangible assets             $   16,812      8,635        715        630        317
Operating income                                                 $  224,408    106,367     81,619     93,479     67,888
Interest expense                                                 $  (33,439)   (14,468)    (1,917)    (1,914)    (2,433)
Amortization of retiree health care                              $       --         --         --         --         --
Other income (expense)                                           $    8,815     51,384     (9,755)     7,139     17,433
Income before income taxes                                       $  199,784    143,283     69,947     98,704     82,888
Income taxes                                                     $   93,600     63,700     38,400     38,700     33,300
Net income                                                       $  106,184     79,583     31,547     60,004     49,588
    Per share                                                    $     1.03        .78        .31        .60        .50

FINANCIAL POSITION:
Net working capital                                              $  332,290    293,575    172,201    182,698    168,717
Plant and equipment, net                                         $  318,690    317,829    137,001    118,889    108,695
Total assets                                                     $1,334,063  1,309,886    521,850    483,953    449,811
Long-term debt                                                   $  309,515    468,269      9,995     11,101     11,578
Total debt                                                       $  357,249    503,998     17,618     17,457     17,328
Stockholders' equity                                             $  608,541    476,550    403,439    377,557    339,952

OTHER DATA:
Operating income:
   Return on operating revenues                                  %     13.2       11.1       13.7       15.8       13.6
Net income:
    Return on operating revenues                                 %      6.3        8.3        5.3       10.1       10.0
    Return on average stockholders' equity                       %     19.6       18.1        8.1       16.7       15.5
Cash dividends paid                                              $   20,144     18,295     17,095     15,648     14,375
    Per share - paid                                             $      .20        .18        .17        .16        .15
              - declared                                         $      .20        .18        .18        .16        .15
Book value per share                                             $     5.88       4.65       4.00       3.76       3.40
Long-term debt to total capitalization                           %     33.7       49.6        2.4        2.9        3.3
Total debt to total capitalization                               %     37.0       51.4        4.2        4.4        4.8
Shares outstanding:
   At December 31                                                   103,560    102,508    100,796    100,304     99,846
    Average during year                                             103,272    102,206    100,558    100,138     99,650
Plant and equipment additions                                    $   61,052     44,722     39,062     39,248     24,491
Depreciation                                                     $   57,839     37,213     27,312     25,742     24,039
Research and development expenses                                $   24,739     13,161      7,795      8,029      6,022
Employees at December 31                                             13,600     13,700      7,300      7,800      7,300


Note: All amounts and ratios have been restated for the reclassification of the amortization of goodwill and other intangible assets.
       All share and per share amounts have been restated for the two-for-one stock split in June 1993.
