Form 10-K, Exhibit 13
ILLINOIS TOOL WORKS INC
filed 1995-03-29
CIK 49826

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS


Introduction

Illinois Tool Works Inc. is a multinational manufacturer of industrial components systems with two business segments: Engineered Components,and Industrial Systems and Consumables. The markets served by these segments are shown on pages six and seven of this report. These segments are described below.

Engineered Components Segment

Businesses in this segment manufacture short lead-time plastic and metal components, fasteners and assemblies; industrial fluids and adhesives; fastening tools and welding equipment. This segment primarily serves the construction, automotive and general industrial markets.

Dollars in millions


Operating
Revenues                             1994              1993              1992
--------------------------------------------------------------------------------
Domestic                           $1,204            $1,083            $  678
International                         624               560               603
                                   ------            ------            ------
Total                              $1,828            $1,643            $1,281
                                   ======            ======            ======

Operating                           1994              1993               1992
Income                        Income    Margin  Income    Margin   Income    Margin
-----------------------------------------------------------------------------------
Domestic                        $193    16.0%     $153    14.1%      $ 92    13.6%
International                     82    13.1        55     9.8         68    11.3
                                ----              ----               ----
Total                           $275    15.0      $208    12.7       $160    12.5
                                ====              ====               ====

Domestically, automotive businesses significantly contributed to the growth in operating revenues in 1994 compared with 1993, followed closely by the construction businesses. The automotive businesses grew as a result of improved penetration with the "Big Three" automotive companies and a stronger domestic car market. Residential and nonresidential construction markets were stronger in 1994, which resulted in increased volume in the construction business. Operating income and margins increased primarily due to sales volume gains in both the automotive and construction businesses. Miller also contributed to the overall improved financial performance due to strong demand in welding markets and internal cost reductions.

From 1992 to 1993, domestic operating revenues increased due to the Miller acquisition, along with strengthening automotive and construction markets. Operating income increased due to the Miller acquisition, along with cost reductions in the automotive related businesses. Due mainly to Miller's lower margins relative to the other businesses in this segment, margins improved only slightly.

Internationally, the European automotive business mainly contributed to the operating revenue growth in 1994 over 1993. Increased market penetration an an 11% increase in European car builds for the year caused revenues in the European automotive businesses to grow significantly. In 1994, the European economy picked up faster than anticipated, which resulted in larger than expected international revenue growth in this segment. Approximately 76% of internation-al revenues were generated from European operations. Operating income and margins in 1994 were up compared with 1993 primarily due to increased sales volume coupled with improved productivity in automotive businesses. Significant cost reductions and successful product mix marketing in the European construction markets also contributed to operating income and margin growth.

International operating revenues were down in 1993 versus 1992 due mainly to a recessionary European economy. Operating income and margins suffered in 1993 due to price pressure and soft European automotive and construction markets, along with nonrecurring costs associated with some business units.

Industrial Systems and Consumables Segment

Businesses in this segment manufacture longer lead-time systems and related consumables for consumer and industrial packaging, industrial spray coating equipment and systems, and quality assurance application equipment and systems. The largest markets served by this segment are general industrial, food and beverage, and industrial capital goods.

Dollars in millions


Operating
Revenues                             1994              1993               1992
--------------------------------------------------------------------------------
Domestic                           $1,025            $  936             $  878
International                         608               580                653
                                   ------            ------             ------
Total                              $1,633            $1,516             $1,531
                                   ======            ======             ======

Operating                           1994               1993              1992
Income                        Income    Margin   Income    Margin  Income    Margin
-----------------------------------------------------------------------------------
Domestic                        $168     16.4%     $133     14.2%    $119     13.6%
International                     56      9.2        45      7.8       65     10.0
                                ----               ----              ----
Total                           $224     13.7      $178     11.7     $184     12.0
                                ====               ====              ====

Domestically, operating revenues increased in 1994 versus 1993 due to increased volume in the industrial packaging group and the finishing systems businesses resulting from new product introductions and a growing U.S. economy. Operating income and margins increased due to volume gains and new product introductions in the industrial packaging and finishing systems businesses. The specialty engineered products businesses, which serve the capital goods markets, slightly moderated operating income growth.

Operating revenues increased in 1993 compared with 1992 due to good performances in all domestic markets as a result of an improved U.S. economy. The finishing systems businesses largely contributed to the increase in operating income compared with the previous year due to benefits from significant cost reductions implemented in 1992 and new product introductions in 1993.

Internationally, operating revenues in 1994 increased versus 1993 primarily due to higher sales in the industrial packaging group. The consumer packaging group also contri- buted to the revenue growth as beverage markets picked up in Europe. Approximately 73% of international revenues in this segment are derived from European operations. While the industrial packaging group showed revenue growth in 1994, operating income and margins declined due to price belief given to customers during the soft economic period in Europe. Margins are expected to improve as the European economy strengthens and the benefits of cost reductions are realized. The decline in the industrial packaging group's operating income and margins was more than offset by improved profitability for the finishing systems businesses related to new products and cost reductions.

International revenues were down in 1993 compared with with 1992 as a result of the European recession, which significantly affected the industrial packaging group. Operating income and margins were lower compared with 1992 as a result of the decline in volume and increased price pressure in European markets. The European finishing systems businesses moderated the decline in international operating income and margins in 1993.


Operating Costs

Operating costs as a percentage of revenues were 66.2% in 1994 compared with 67.2% in 1993 and 66.1% in 1992. The decrease in 1994 versus 1993 was due to increased sales volume coupled with the overall containment of manufacturing costs. The increase in 1993 from 1992 was a result of European price pressure and the acquisition of Miller, which had higher operating costs than the Company average. 1992.

Selling, Administrative and R&D Expenses

Selling, administrative, and research and develop- ment expenses were 18.8% of revenues in 1994 versus 19.9% in 1993 and 20.9% in 1992. This ratio was lower because of expense reductions as a result of a Company-wide objective to reduce administrative costs.

Interest Expense

Interest expense declined to $26.9 million in 1994, versus $35.0 million in 1993, primarily due to a reduction in commercial paper borrowings and foreign borrowings. Interest expense declined in 1993 from $42.9 million in 1992. 1992 due to the reduction of foreign debt with higher interest rates and lower domestic interest rates on commercial paper.

Other Income (Expense)

Other income(expense) increased to net expense of $14.6 million in 1994 versus $7.7 million in 1993, primarily due to an increase in nonrecurring costs unrelated to operations, partially offset by gains on sales of plant and equipment in 1994 versus losses in 1993. Increased nonrecurring costs and lower interest income resulted in net expense in 1993 compared with net other income of $8.7 million in 1992.

Income Taxes

The effective tax rate was 38.3% in 1994, 38.5% in 1993 and 38.0% in 1992. See the Provision for Income Taxes footnote for a reconciliation of the Federal statutory rate to the effective tax rate. Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, was adopted in 1993 and had no material impact on earnings.

Net Income

Net income in 1994 of $277.8 million ($2.45 per share) was 34.5% higher than the 1993 net income of $206.6 million ($1.83 per share). Net income for 1993 was 7.5% higher than 1992 net income of $192.1 million ($1.72 per share).

Foreign Currency

Foreign currency had no material impact on earnings in 1994 versus 1993. The strong U.S. dollar against European currency resulted in a reduction of net income by 4 cents per share in 1993 compared with 1992.

Financial Position

Net working capital at December 31, 1994 and 1993 is summarized as follows:

                                                                       Increase
Dollars in thousands                             1994         1993    (Decrease)
--------------------------------------------------------------------------------
Current Assets:
  Cash and equivalents                     $   76,867   $   35,395    $  41,472
  Trade receivables                           612,638      544,226       68,412
  Inventories                                 439,486      403,902       35,584
  Other                                       133,942      110,125       23,817
                                           ----------   ----------    ---------
                                           $1,262,933   $1,093,648    $ 169,285
                                           ----------   ----------    ---------

Current Liabilities:
  Short-term debt                              67,002      107,073      (40,071)
  Accounts payable and
    accrued expenses                          491,779      383,137      108,642
  Other                                        69,652       55,932       13,720
                                           ----------   ----------    ---------
                                              628,433      546,142       82,291
                                           ----------   ----------    ---------

Net Working Capital                        $  634,500  $   547,506    $  86,944
                                           ==========  ===========    =========

Current Ratio                                    2.01         2.00
                                                 ====         ====

The increase in trade receivables in 1994 was primarily due to higher operating revenues in the fourth quarter of 1994 versus 1993. Inventories increased $35.6 million in 1994 mainly as a result of 1994 acquisitions.

Short-term debt decreased in 1994 as a result of the reduction of short-term commercial paper borrowings of $63.9 million, partially offset by an increase in bank overdrafts. Accounts payable and accrued expenses increased at December 31, 1994 versus year-end 1993 due to overall business growth and acquisitions.

Long-term debt at December 31, 1994 consisted of $125 million of 7-1/2% notes due in 1998, $125 million of 5-7/8% notes due in 2000 and $23 million of capitalized lease obligations and other debt. Long-term debt decreased $103 million from December 31, 1993, principally as a result of the repayment of all commercial paper borrowings ($164 million) during 1994. The percentage of total debt to total capitalization decreased to 18.1% at December 31, 1994, from 27.7% at December 31, 1993.

Stockholders' equity was $1.542 billion at December 31, 1994 compared with $1.259 billion at December 31, 1993. Affecting equity were earnings of $278 million, dividends declared of $64 million and favorable currency translation adjustments of $37 million related to stronger European currencies.

The Statement of Cash Flows for the years ended December 31, 1994 and 1993 is summarized below:


Dollars in thousands                                     1994         1993
--------------------------------------------------------------------------------
Net income                                          $ 277,783    $ 206,570
Depreciation and amortization                         132,149      131,726
Acquisitions                                          (43,365)    (303,802)
Additions to plant and equipment                     (131,055)    (119,931)
Cash dividends paid                                   (61,162)     (55,175)
Net proceeds (repayments) of
  short-term debt                                    (149,103)      20,906
Proceeds from long-term debt                            1,885      128,119
Repayments of long-term debt                           (4,949)     (15,939)
Other, net                                             19,289       11,728
                                                    ---------    ---------
Net increase in cash and
  equivalents                                       $  41,472    $   4,202
                                                    =========    =========

Net cash provided by operating activities of $387 million in 1994 and $314 million in 1993 was used mainly for repayment of commercial paper borrowings in 1994 and for additions to plant and equipment and cash dividends in both years. Cash provided by the proceeds from long-term debt in 1993 was used principally to fund acquisitions.

Dividends paid per share increased 10.2% to $.54 per share in 1994 from $.49 in 1993. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.

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

FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------
Statement of Income
Illinois Tool Works Inc. and Subsidiaries

                                                                For the Years Ended December 31
                                                   --------------------------------------------
In thousands except for per share amounts                 1994            1993             1992
------------------------------------------------------------------------------------------------
Operating Revenues                                  $3,461,315      $3,159,181       $2,811,645
     Operating costs                                 2,290,117       2,122,286        1,858,752
     Selling, administrative, and research
          and development expenses                     650,069         629,459          586,801
     Amortization of goodwill and other
          intangible assets                             22,344          21,874           22,169
                                                    ----------      ----------       ----------
Operating Income                                       498,785         385,562          343,923
     Interest expense                                  (26,943)        (35,025)         (42,852)
     Amortization of retiree health care                (6,968)         (6,968)              --
     Other income(expense)                             (14,591)         (7,699)           8,709
                                                    ----------      ----------       ----------
Income Before Income Taxes                             450,283         335,870          309,780
     Income taxes                                      172,500         129,300          117,700
                                                    ----------      ----------       ----------
Net Income                                          $  277,783      $  206,570       $  192,080
                                                    ==========      ==========       ==========


Net Income Per Share of Common Stock                     $2.45           $1.83            $1.72
                                                         =====           =====            =====


Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries
------------------------------------------------------------------------------------------------

                                                                For the Years Ended December 31
                                                   --------------------------------------------
In thousands                                              1994            1993             1992
------------------------------------------------------------------------------------------------
Balance, Beginning of Year                          $1,129,435      $1,201,537       $1,060,931
    Net income                                         277,783         206,570          192,080
    Cash dividends declared                            (63,546)        (56,443)         (51,474)
    Effect of pooling of interests acquisitions            500        (222,229)              --
                                                    ----------      ----------       ----------
Balance, End of Year                                $1,344,172      $1,129,435       $1,201,537
                                                    ==========      ==========       ==========

The Comments on Financial Statements are an integral part of these statements.
------------------------------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Board of Directors of Illinois Tool Works Inc.:


We have audited the accompanying statement of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related statements of income, income reinvested in the business and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.







Arthur Andersen LLP

Chicago, Illinois
January 31, 1995


------------------------------------------------------------------------------------------------
Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries
                                                                                   December 31
                                                                 ------------------------------
In thousands except shares                                             1994                1993
------------------------------------------------------------------------------------------------
Assets
Current Assets:
     Cash and equivalents                                        $   76,867          $   35,395
     Trade receivables                                              612,638             544,226
     Inventories                                                    439,486             403,902
     Deferred income taxes                                           72,728              57,764
     Prepaid expenses and other current assets                       61,214              52,361
                                                                 ----------          ----------
          Total current assets                                    1,262,933           1,093,648
                                                                 ----------          ----------
Plant and Equipment:
     Land                                                            66,577              65,134
     Buildings                                                      317,714             282,104
     Machinery and equipment                                        915,198             771,066
     Equipment leased to others                                      69,162              62,857
     Construction in progress                                        32,143              24,718
                                                                 ----------          ----------
                                                                  1,400,794           1,205,879
     Accumulated depreciation                                      (759,559)           (622,114)
                                                                 ----------          ----------
          Net plant and equipment                                   641,235             583,765
                                                                 ----------          ----------
Investment in Leveraged Leases                                       55,413              60,088
                                                                 ----------          ----------
Goodwill                                                            394,233             363,769
                                                                 ----------          ----------
Other Assets                                                        226,684             235,621
                                                                 ----------          ----------
                                                                 $2,580,498          $2,336,891
                                                                 ==========          ==========
Liabilities and Stockholders' Equity
Current Liabilities:
     Short-term debt                                             $   67,002          $  107,073
     Accounts payable                                               174,748             149,205
     Accrued expenses                                               317,031             233,932
     Cash dividends payable                                          17,094              14,710
     Income taxes payable                                            52,558              41,222
                                                                 ----------          ----------
          Total current liabilities                                 628,433             546,142
                                                                 ----------          ----------
Non-current Liabilities:
     Long-term debt                                                 272,987             375,641
     Deferred income taxes                                           69,516              92,470
     Other                                                           68,041              63,969
                                                                 ----------          ----------
          Total non-current liabilities                             410,544             532,080
                                                                 ----------          ----------
Stockholders' Equity:
      Preferred stock                                                    --                  --
      Common stock:
      Issued-114,100,500 shares in 1994 and 113,292,888
             shares in 1993                                         201,166             170,185
      Income reinvested in the business                           1,344,172           1,129,435
                                                                 ----------           ---------
                                                                  1,545,338           1,299,620
      Common stock held in treasury                                  (1,952)             (1,955)
      Equity adjustment from foreign currency translation            (1,865)            (38,996)
                                                                 ----------          ----------
           Total stockholders' equity                             1,541,521           1,258,669
                                                                 ----------           ---------
                                                                 $2,580,498          $2,336,891
                                                                 ==========          ==========

The Comments on Financial Statements are an integral part of this statement.



------------------------------------------------------------------------------------------------
Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

                                                                 For the Years Ended December 31
                                                       ------------------------------------------
In thousands                                           1994               1993                1992
-------------------------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities:
     Net income                                    $277,783           $206,570            $192,080
     Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation and amortization             132,149            131,726             122,631
          Change in deferred income taxe            (31,686)           (13,332)             (4,104)
          (Gain)loss on sale of plant and
             equipment, and investment                  356              2,932                (351)
             properties
          (Gain)loss on sale of operations and
             affiliates                                (379)               894              (1,973)
          Other non-cash items, net                  16,691             12,093               3,204
                                                   --------          ---------            --------
             Cash provided by operating
               activities                           394,914            340,883             311,487
     Change in assets and liabilities:
          (Increase) decrease in -
             Trade receivables                      (81,180)           (35,029)            (15,807)
             Inventories                             (8,053)            23,191              26,661
             Prepaid expenses and other assets        9,515             (8,109)            (14,114)
          Increase (decrease) in -
             Accounts payable                        11,718             (3,569)            (16,496)
             Accrued expenses                        45,839             (2,954)            (16,601)
             Income taxes payable                    10,424             (4,079)             10,229
     Other, net                                       4,280              3,741               1,430
                                                   --------          ---------           --------
             Net cash provided by operating
                activities                          387,457            314,075             286,789
                                                   --------          ---------           ---------
Cash Provided by (Used for) Investing Activities:
     Acquisition of subsidiaries (excluding
          cash and equivalents) and additional
          interest in affiliates                    (43,365)          (303,802)            (62,496)
     Additions to plant and equipment              (131,055)          (119,931)           (115,313)
     Proceeds from sale of plant and equipment,
          and investment properties                  22,750             14,174              12,975
     Proceeds from sale of operations and
          affiliates                                 15,721              1,705               3,584
     Other, net                                      (6,224)            14,271               5,097
                                                  ---------           --------           ---------
             Net cash used for investing
               activities                          (142,173)          (393,583)           (156,153)
                                                  ---------           --------           ---------
Cash Provided by (Used for) Financing Activities:
     Cash dividends paid                            (61,162)           (55,175)            (50,290)
     Issuance of common stock                         3,216              8,316              10,962
     Net proceeds (repayments) of short-term
          debt                                     (149,103)            20,906             (96,014)
     Proceeds from long-term debt                     1,885            128,119             102,516
     Repayments of long-term debt                    (4,949)           (15,939)           (158,274)
                                                  ---------          ---------            --------
              Net cash provided by (used for)
                 financing activities              (210,113)            86,227            (191,100)
                                                  ---------          ---------            --------
Effect of Exchange Rate Changes on Cash
     and Equivalents                                  6,301             (2,517)             (1,445)
                                                  ---------           --------            --------
Cash and Equivalents:
     Increase (decrease) during the year             41,472              4,202             (61,909)
     Beginning of year                               35,395             31,193              93,102
                                                  ---------           --------            --------
     End of year                                   $ 76,867           $ 35,395            $ 31,193
                                                  =========           ========            ========
Cash Paid During the Year for Interest            $  27,257           $ 33,052            $ 39,943
                                                  =========           ========            ========
Cash Paid During the Year for Income Taxes        $ 194,460           $139,344            $ 80,795
                                                  =========           ========            ========
Liabilities Assumed from Acquisitions             $  28,438           $ 90,848            $  5,094
                                                  =========           ========            ========


The Comments on Financial Statements are an integral part of this statement.

Comments on Financial Statements
--------------------------------------------------------------------------------
Comments and Associated Schedules in this section furnish additional information on items in the financial statements. The comments have been arranged in the same order as the related items appear in the statements.

--------------------------------------------------------------------------------
Consolidation and Translation -- The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. The majority of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

--------------------------------------------------------------------------------
Industry Segment and Geographic Information -- The Company's operations are divided into two segments: Engineered Components, and Industrial Systems and Consumables. See Management's Discussion and Analysis for a description of the segments and information regarding operating revenues and operating income.

   Significant accounting principles and policies of Illinois Tool Works Inc. ("the Company") are highlighted in italics. Certain reclassifications of prior years' data have been made to conform with current year reporting.

   Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders' equity.

   No single customer accounted for more than 10% of consolidated revenues in 1994, 1993 or 1992. Export sales from the United States were less than 10% of total operating revenues during these years.
   Additional segment and geographic information for 1994, 1993 and 1992 was as follows:


In thousands                                              1994           1993             1992
-----------------------------------------------------------------------------------------------
Identifiable Assets:
Domestic--
  Engineered Components                             $  551,603      $  506,850     $   382,271
  Industrial Systems and Consumables                   748,463         620,263         617,654
                                                    ----------      ----------      ----------
                                                     1,300,066       1,127,113         999,925
                                                    ----------      ----------      ----------
International--
  Engineered Components                                439,813         429,370         434,416
  Industrial Systems and Consumables                   510,965         517,869         529,808
                                                    ----------      ----------      ----------
                                                       950,778         947,239         964,224
                                                    ----------      ----------      ----------
Corporate                                              329,654         262,539         240,038
                                                    ----------      ----------      ----------
                                                    $2,580,498      $2,336,891      $2,204,187
                                                    ==========      ==========      ==========

Plant and Equipment Additions:
  Engineered Components                             $   85,553      $   80,672       $  73,226
  Industrial Systems and Consumables                    45,502          39,259          42,087
                                                    ----------      ----------       ---------
                                                    $  131,055      $  119,931       $ 115,313
                                                    ==========      ==========       =========
Depreciation:
  Engineered Components                             $   65,619      $   67,746       $  55,992
  Industrial Systems and Consumables                    44,186          42,106          44,470
                                                    ----------      ----------       ---------
                                                    $  109,805      $  109,852       $ 100,462
                                                    ==========      ==========       =========

   Identifiable assets by segment and geographic area are those assets that are specifically used in that segment and geographic area.

   Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Acquisitions and Dispositions - In March 1993, the Company acquired the Miller Group Ltd. (Miller), a manufacturer of arc welding equipment. The acquisition has been accounted for as a pooling of interests, and accordingly, the results of operations have been included in the Statement of Income as of the beginning of 1993. The impact of Miller on consolidated revenues, net income and earnings per share for 1993 and 1992 was not significant. Therefore, the 1992 financial statements have not been restated to reflect the acquisition of Miller.

   During 1994, 1993 and 1992, the Company acquired and disposed of other operations which did not materially affect consolidated results.

--------------------------------------------------------------------------------
Depreciation was $109,805,000 in 1994 compared with $109,852,000 in 1993 and $100,462,000 in 1992 and was reflected primarily in operating costs. Depreciation of plant and equipment for financial reporting is computed principally on an accelerated basis. Equipment leased to others is depreciated over the noncancelable period of the related lease.

--------------------------------------------------------------------------------
Research and Development Costs are recorded as expense in the year incurred. These costs were $47,500,000 in 1994, $47,200,000 in 1993 and $42,500,000 in
1992.

--------------------------------------------------------------------------------
Rental Expense was $29,720,000 in 1994, $30,550,000 in 1993 and $30,613,000 in
1992.

--------------------------------------------------------------------------------
   Other Income(Expense) consisted of the following:


In thousands                                              1994            1993             1992
--------------------------------------------------------------------------------------------------------
Interest income                                       $  5,586         $ 6,596          $ 9,167
Income from unconsolidated affiliates                    1,844           1,584            2,888
Net reserves for disposition and relocation of
     certain facilities, restructuring costs,
     revaluation of nonoperating assets to
     realizable value, and nonrecurring costs
     unrelated to operations                           (16,527)         (9,101)          (2,622)
Gain(loss) on sale of investment properties               (617)             --            1,974
Gain(loss) on sale of operations and
     affiliates                                            379            (894)           1,973
Gain(loss) on sale of plant and equipment                  261          (2,932)          (1,623)
Other, net                                              (5,517)         (2,952)          (3,048)
                                                      --------         -------          -------
                                                      $(14,591)        $(7,699)         $ 8,709
                                                      ========         =======          =======

The Provision For Income Taxes - Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, using the current-year recognition approach. SFAS No. 109 utilizes the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. Prior to January 1, 1993, the income tax provision was computed using Accounting Principles Board Opinion No. 11, which is based on the income and expense in the Statement of Income. The adoption of SFAS No. 109 had no material impact on the Company's results of operations in 1993.
   The components of the provision for income taxes were as shown below:

In thousands                                            1994            1993             1992
----------------------------------------------------------------------------------------------
U.S. Federal income taxes:
     Current                                        $120,606        $ 95,406         $ 73,465
     Deferred                                         (3,665)        (14,383)          (4,224)
     Investment tax credits                             (810)           (727)            (544)
                                                    --------        --------         --------
                                                     116,131          80,296           68,697
                                                    --------        --------         --------
Foreign income taxes:
     Current                                          40,290          28,239           37,915
     Deferred                                         (5,314)          4,515           (1,737)
                                                    --------        --------         --------
                                                      34,976          32,754           36,178
                                                    --------        --------         --------
State income taxes                                    21,393          16,250           12,825
                                                    --------        --------         --------
                                                    $172,500        $129,300         $117,700
                                                    ========        ========         ========

Income before income taxes for domestic and foreign operations was as follows:

In thousands                                            1994            1993             1992
----------------------------------------------------------------------------------------------
Domestic                                            $318,368        $253,068         $224,041
Foreign                                              131,915          82,802           85,739
                                                    --------        --------         --------
                                                    $450,283        $335,870         $309,780
                                                    ========        ========         ========

The reconciliation between the Federal statutory tax rate and the effective tax rate was as follows:

                                                        1994            1993             1992
----------------------------------------------------------------------------------------------
Federal statutory tax rate                             35.0%           35.0%            34.0%
Increases(reductions):
     State income taxes, net of Federal tax benefit     3.1             3.2              2.7
     Amortization of goodwill and other intangible
        assets                                           .8             1.1              1.7
     Difference between Federal statutory and
        foreign tax rates                               (.4)            1.1              1.4
     Other, net                                         (.2)           (1.9)            (1.8)
                                                       ----            ----             ----
Effective tax rate                                     38.3%           38.5%            38.0%
                                                       ====            ====             ====

   Deferred U.S. Federal income taxes and foreign withholding taxes have not been provided on $413,100,000 of undistributed earnings of international affiliates as of December 31, 1994. In the event these earnings were distributed to the Company, the Federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. The net tax effect would not be expected to be material.
  The components of deferred income tax assets and liabilities at December 31, 1994 and 1993 were as follows:

In thousands                                                            1994             1993
----------------------------------------------------------------------------------------------
Deferred income tax assets:
    Accrued expenses and reserves                                   $ 38,787         $ 30,085
    Inventory reserves and capitalized
      tax cost                                                        17,077           19,022
    Employee benefit accruals                                         31,647           32,224
    Net operating loss carryforwards                                  15,936           15,492
    Accumulated depreciation                                           7,859            4,373
    Allowances for uncollectible accounts                              5,365            5,069
    Other                                                             23,306            8,141
                                                                    --------         --------
         Gross deferred tax assets                                   139,977          114,406
    Valuation allowances                                             (4,279)          (8,189)
                                                                    --------         --------
         Net deferred tax assets                                     135,698          106,217
                                                                    --------         --------
 Deferred income tax liabilities:
    Leveraged leases                                                 (40,656)          (45,528)
    Acquisition asset write-ups                                      (21,592)          (23,907)
    Accumulated depreciation                                         (25,648)          (27,220)
    Pension assets                                                   (11,904)          (12,529)
    LIFO inventory                                                    (9,036)           (8,681)
    Other                                                            (23,650)          (23,058)
                                                                    --------          --------
         Deferred income tax
           liabilities                                              (132,486)         (140,923)
                                                                    --------          --------
            Net deferred income tax
              asset (liability)                                     $  3,212          $(34,706)
                                                                    ========          ========

--------------------------------------------------------------------------------
Net Income Per Share of Common Stock is computed on the basis of the average number of shares of common stock outstanding. The dilutive effect of shares of common stock subject to issuance under stock option plans are excluded from the computation since the effect is not material. The average number of shares outstanding was 113,387,000, 112,979,000 and 111,746,000 for 1994, 1993, and
1992, respectively.

--------------------------------------------------------------------------------
Cash and Equivalents included interest-bearing deposits of $18,702,000 at December 31, 1994 and $28,506,000 at December 31, 1993. Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

--------------------------------------------------------------------------------
Trade Receivables as of December 31, 1994 and 1993 were net of allowances for uncollectible accounts of $19,600,000 and $18,000,000, respectively.

Inventories at December 31, 1994 and 1993 were as follows:


In thousands                                                            1994             1993
------------------------------------------------------------------------------------------------------
Raw material                                                        $126,730         $ 94,105
Work-in-process                                                       66,505           61,314
Finished goods                                                       246,251          248,483
                                                                    --------         --------
                                                                    $439,486         $403,902
                                                                    ========         ========

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of most domestic operations. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO were 43% and 46% of total inventories as of December 31, 1994 and 1993, respectively. Under the FIFO method, which approximates current cost, total inventories would have been approximately $40,700,000 and $42,800,000 higher than reported at December 31, 1994 and 1993, respectively.

   The LIFO inventory values of certain domestic subsidiaries of the Company differ from the LIFO inventory values for tax purposes because of the application of purchase accounting. Inventories for financial statement purposes exceeded inventories for tax purposes by approximately $21,700,000 and $22,000,000 at December 31, 1994 and 1993, respectively.

December 31, 1994 and 1993, respectively. Under the FIFO method, which approximates current cost, total inventories would have been approximately $40,700,000 and $42,800,000 higher than reported at Decemer 31, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of property are capitalized. Maintenance and repairs are charged to expense as incurred.

--------------------------------------------------------------------------------
Investment in Leveraged Leases - The Company has investments in leveraged leases of equipment used primarily in the transportation, mining and paper processing industries.
   The components of the investment in leveraged leases at December 31, 1994 and 1993 were as shown below:


In thousands                                                            1994             1993
------------------------------------------------------------------------------------------------------
Lease contracts receivable
      (net of principal and interest on nonrecourse
       financing)                                                   $ 46,798         $ 52,652
Estimated residual value of leased assets                             21,548           21,548
Unearned and deferred income                                         (12,933)         (14,112)
                                                                    --------         --------
Investment in leveraged leases                                        55,413           60,088
Deferred taxes arising from leveraged leases                         (40,656)         (45,528)
                                                                    --------         --------
Net investment in leveraged leases                                  $ 14,757         $ 14,560
                                                                    ========         ========


The components of the income from leveraged leases for the years ended December 31, 1994, 1993 and 1992 were as shown below:


In thousands                                           1994             1993             1992
-------------------------------------------------------------------------------------------------------
Leveraged lease income (expense) before
      income taxes                                   $   65            $ 124             $(76)
Investment tax credits recognized                       810              727              544
Income tax benefit (expense)                            211             (543)             235
                                                     ------            -----             ----
                                                     $1,086            $ 308             $703
                                                     ======            =====             ====

Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Goodwill is being amortized on a straight-line basis over 15 to 40 years. The Company assesses the recoverability of unamortized goodwill by reviewing the sufficiency of estimated future operating income or undiscounted cash flows of the related entity to cover the amortization during the remaining amortization period.
   Amortization expense was $14,031,000 in 1994, $13,268,000 in 1993 and
$12,262,000 in 1992. Accumulated goodwill amortization was $79,672,000 and $64,822,000, at December 31, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
Other Assets as of December 31, 1994 and 1993 consisted of the following:


In thousands                                                   1994       1993
-------------------------------------------------------------------------------
Other intangible assets                                    $134,083   $126,150
Accumulated amortization of other intangible assets         (64,455)   (62,395)
Investment properties                                        31,653     39,455
Investment in and advances to unconsolidated affiliates      25,481     31,051
Prepaid pension assets                                       28,566     33,206
Other                                                        71,356     68,154
                                                           --------   --------
                                                           $226,684   $235,621
                                                           ========   ========


Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over three to 17 years.
   Amortization expense was $8,313,000 in 1994, $8,606,000 in 1993 and $9,907,000 in 1992.
   Investment properties consist primarily of assets held for sale.

--------------------------------------------------------------------------------
Short-term Debt as of December 31, 1994 and 1993 consisted of the following:


In thousands                                                   1994       1993
-------------------------------------------------------------------------------
Commercial paper                                             $   --   $ 63,881
Current maturities of long-term debt                          2,009      2,619
Bank overdrafts                                              45,968     18,034
Other borrowings by foreign subsidiaries                     19,025     22,539
                                                            -------   --------
                                                            $67,002   $107,073
                                                            =======   ========

The weighted average interest rate on other foreign borrowings was 6.1% at December 31, 1994 and 7.2% at December 31, 1993.

--------------------------------------------------------------------------------
Accrued Expenses as of December 31, 1994 and 1993 consisted of accruals for:

In thousands                                                   1994       1993
------------------------------------------------------------------------------------------------------
Compensation                                               $161,728   $135,855
Taxes, other than income taxes                               17,727     15,310
Customer deposits                                            20,019     10,677
Other                                                       117,557     72,090
                                                           --------   --------
                                                           $317,031   $233,932
                                                           ========   ========

Retirement Plans - The Company sponsors defined contribution retirement plans covering substantially all domestic employees. The Company's contributions to these plans were $8,400,000 in 1994, $6,900,000 in 1993 and $6,200,000 in 1992.
   The Company provides substantially all employees with pension benefits. The Company's principal domestic plan provides benefits based on years of service and compensation levels during the latter years of employment. Other domestic and foreign plans provide benefits similar to the principal domestic plan.
   In late 1992, the principal domestic pension plan was amended to provide an early retirement supplement to be paid to future retirees from their early retirement date to age 65. The pension supplement increased the prior service cost as of December 31, 1992 by $25,700,000.
   Subject to the limitation on deductibility imposed by Federal income tax laws, the Company's policy has been to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. Due to the current overfunded status of the principal plan, no contributions to this plan were made in 1994, 1993 or 1992 and none are expected to be made for the next several years. The previously mentioned amendment will not significantly affect the status of future contributions. Other domestic plan contributions were minimal in 1994, 1993 and 1992. Domestic plan assets consist primarily of listed common stocks and debt securities.
   The components of net pension expense for the years ended December 31, 1994, 1993 and 1992 were as shown below:

In thousands                                                   1994           1993             1992
------------------------------------------------------------------------------------------------------
Service cost                                                $21,622       $ 21,757         $ 19,889
Interest cost on projected benefit
  obligation                                                 32,800         29,832           25,348
Actual return on plan assets                                 (4,655)       (48,002)         (38,009)
Net amortization and deferral                               (38,278)         7,879           (5,560)
                                                           --------       --------         --------
Net pension expense                                         $11,489       $ 11,466         $  1,668
                                                           ========       ========         ========

The following table sets forth the funded status and amounts recognized in the Company's Statement of Financial Position at December 31, 1994 and 1993:

                                                               1994                            1993
                                           --------------------------------------------------------
In thousands                                 Domestic       Foreign       Domestic          Foreign
----------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
     Vested                                 $(244,931)     $(65,919)     $(271,698)        $(47,817)
     Non-vested                               (43,866)      (13,389)       (50,878)         (10,262)
                                            ---------      --------      ---------         --------
Accumulated benefit obligation               (288,797)      (79,308)      (322,576)         (58,079)
Effect of projected wage increases            (36,099)      (14,013)       (38,644)         (15,707)
                                            ---------      --------      ---------         --------
Projected benefit obligation                 (324,896)      (93,321)      (361,220)         (73,786)
Plan assets at fair value                     375,632        97,771        399,770           87,369
                                            ---------      --------      ---------         --------
Plan assets in excess of projected
  benefit obligation                           50,736         4,450         38,550           13,583
Unrecognized net gain                         (56,385)       (6,909)       (41,364)          (4,501)
Unrecognized prior service cost                40,620            29         45,667               33
Unrecognized transition asset                 (24,461)       (9,073)       (28,534)         (10,640)
Adjustment to recognize minimum liability      (1,140)         (587)        (5,623)            (745)
                                            ---------      --------      ---------         ---------
Prepaid (accrued) pension asset (liability) $   9,370      $(12,090)     $   8,696         $ (2,270)
                                            =========      ========      =========         ========

The significant actuarial assumptions at December 31, 1994, 1993 and 1992 were as follows:

                                                               1994           1993             1992
------------------------------------------------------------------------------------------------------
Domestic plans:
  Discount rate                                                8.5%           7.6%             8.5%
  Expected long-term rate of return on plan assets            10.0%           9.0%             9.0%
  Rate of increase in future compensation levels               4.3%           4.3%             6.1%
Foreign plans:
  Discount rate                                             5.5 -9.0%     5.5 - 9.0%      5.5 -  9.0%
  Expected long-term rate of return on plan assets          5.5 -9.0%     5.5 - 9.0%      5.5 - 10.0%

Postretirement Health Care Benefits - The Company provides health care benefits to substantially all retired domestic employees and their covered dependents. Generally, employees who have reached age 55 and rendered 10 years of service are eligible for these benefits, which are subject to retiree contributions, deductibles, copayment provisions and other limitations.
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This standard requires that the expected cost of health care benefits be charged to expense during the service lives of employees rather than the cash basis method previously used. The Company has elected to amortize the unfunded accumulated postretirement benefit obligation (APBO) of $145,500,000 as of January 1, 1993 over 20 years.
   A one-percentage point increase in the health care cost trend rate would increase the APBO as of December 31, 1994 by approximately $13,668,000 and the sum of the 1994 annual service and interest cost by approximately $1,666,000.
   Prior to 1993, the cost of providing postretirement health care benefits net of retiree contributions was recognized as expense as claims were paid and amounted to $8,900,000 in 1992.
   The costs of postretirement health care benefits under SFAS No. 106 for the years ended December 31, 1994 and 1993 were as shown below:


In thousands                                                                     1994            1993
------------------------------------------------------------------------------------------------------
Service cost                                                                  $ 2,187         $ 2,312
Interest cost on accumulated postretirement benefit obligation                 10,715          11,912
Net amortization and deferral                                                   7,519           6,968
                                                                              -------         -------
Net postretirement benefit cost                                               $20,421         $21,192
                                                                              =======         =======

The following table sets forth the amounts recognized in the Company's Statement of Financial Position at December 31, 1994 and 1993:

In thousands                                                                     1994            1993
------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                                  $ (91,691)      $(112,876)
  Active employees                                                            (29,661)        (31,439)
                                                                            ---------       ---------
                                                                             (121,352)       (144,315)
Unrecognized transition obligation                                            129,764         137,283
Unrecognized net gain                                                         (28,689)         (3,470)
                                                                            ---------       ---------
Accrued postretirement benefit cost                                         $ (20,277)      $ (10,502)
                                                                            =========       =========

The significant actuarial assumptions at December 31, 1994 and 1993 were as follows:


                                                                                 1994            1993
------------------------------------------------------------------------------------------------------
Discount rate                                                                    8.5%            7.6%
Health care cost trend rate:
  Current rate                                                                   8.0%           10.0%
  Ultimate rate in 1999                                                          5.0%            5.0%

Long-Term Debt at December 31, 1994 and 1993 consisted of the following:

In thousands                                                                     1994            1993
------------------------------------------------------------------------------------------------------
7-1/2% notes due December 1, 1998                                            $125,000        $125,000
5-7/8% notes due March 1, 2000                                                125,000         125,000
Commercial paper                                                                   --         100,000
Other, including capitalized lease obligations                                 24,996          28,260
                                                                             --------        --------
                                                                              274,996         378,260
Current maturities                                                            (2,009)          (2,619)
                                                                             --------        --------
                                                                             $272,987        $375,641
                                                                             ========        ========

   In December 1991, the Company issued $125,000,000 of 7-1/2% notes due December 1, 1998 at 99.892% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 7.6%.
   In March 1993, the Company issued $125,000,000 of 5-7/8% notes due March 1, 2000 at 99.744% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 5.9%
   At December 31, 1994, the carrying values of the 7-1/2% and 5-7/8% notes exceeded the quoted market prices by approximately $14,000,000.
   In August 1992, the Company entered into a $300,000,000 revolving credit facility (RCF) expiring on August 14, 1997, which provides for borrowings under a number of options and which may be reduced or canceled at any time at the Company's option. In July 1994, the Company canceled $150,000,000 of the RCF. There were no amounts outstanding under this facility as of December 31, 1994.
   The RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1994.
   Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issue. The Company maintains unused commitments under the RCF equal to any commercial paper borrowings. No commercial paper was outstanding at December 31, 1994. The weighted average interest rate on commercial paper outstanding at December 31, 1993 was 3.3%.
   Other debt bears interest at rates ranging from 3.5% to 13.9%, with maturities through the year 2014. Some of the debt is collateralized by plant and equipment.
   Scheduled maturities of long-term debt for the years ended December 31 are as follows:


In thousands
------------------------------------------------
1996                                   $  2,560
1997                                      5,813
1998                                    126,368
1999                                        991
2000 and future years                   137,255
                                       --------
                                       $272,987
                                       ========

--------------------------------------------------------------------------------
Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue any preferred stock.

Common Stock, without par value, and Common Stock Held in Treasury transactions during 1994, 1993 and 1992 were as shown below.
   On May 7, 1993, the Board of Directors authorized a two-for-one split of the Company's common stock, with a distribution date of June 18, 1993, at a rate of one additional share for each common share held by stockholders of record on June 1, 1993. All per-share data in this report is calculated on a post-split basis.

                                                                           Common Stock
                                                       Common Stock     Held in Treasury
                                            --------------------------------------------
Dollars in thousands                             Shares     Amount     Shares    Amount
----------------------------------------------------------------------------------------
Balance, December 31, 1991                   55,792,374   $139,982    (74,284)  $(2,034)
During 1992-
       Stock options exercised                  288,917      8,274      5,552       356
       Shares surrendered on exercise
         of stock options                        (3,000)      (190)    (5,552)     (356)
       Tax benefits related to stock
         options exercised                           --      2,776         --        --
       Restricted stock grant                        --        102      2,700        74
                                             ----------   --------    -------   -------
Balance, December 31, 1992                   56,078,291    150,944    (71,584)   (1,960)

During 1993-
       Adjustment to reflect the June 1993
         stock split                         56,078,291         --    (71,584)      --
       Stock options exercised                  403,558      5,693     27,348       991
       Shares surrendered on exercise
         of stock options                        (5,274)      (194)   (27,348)     (991)
       Tax benefits related to stock
         options exercised                           --      2,114         --        --
       Shares issued for acquisitions           718,810     10,931         --        --
       Shares issued for stock incentive
         grants and restricted stock grants      19,212        697        400         5
                                            -----------  ---------  ---------   -------
Balance, December 31, 1993                  113,292,888    170,185   (142,768)   (1,955)
During 1994-
       Stock options exercised                  199,679      3,851     22,653       994
       Shares surrendered on exercise
          of stock options                      (14,531)      (635)   (22,653)     (994)
       Tax benefits related to stock
          options exercised                          --      1,212         --        --
       Shares issued for acquisitions           476,464     20,726         --        --
       Restricted stock grant                   146,000      5,827        200         3
                                            -----------   --------  ---------   -------
Balance, December 31, 1994                  114,100,500   $201,166   (142,568)  $(1,952)
                                            ===========   ========  =========   =======
Authorized, December 31, 1994               150,000,000
                                            ===========

Stock Options have been issued to officers and other employees under the Company's 1979 Stock Incentive Plan. At December 31, 1994, 5,000,793 shares were reserved for issuance under the plans. Option prices are 100% of the common stock fair market value on the date of grant.
   Stock option transactions during 1994, 1993 and 1992 were as shown below:

                                            Number of Shares          Price per Share
----------------------------------------------------------------------------------------
Under option at December 31, 1991                  2,727,584          $ 1.38 to 29.75
During 1992-
     Granted                                          25,582           31.44 to 32.50
     Exercised                                      (588,938)           1.38 to 29.75
     Canceled or expired                             (61,402)          16.13 to 29.75
                                                   ---------
Under option at December 31, 1992                  2,102,826            7.13 to 32.50
During 1993-
     Granted                                         688,008           36.38 to 37.00
     Exercised                                      (430,906)           7.13 to 29.75
     Canceled or expired                             (25,402)          20.69 to 29.75
                                                   ---------
Under option at December 31, 1993                  2,334,526            8.19 to 37.00
During 1994-
     Granted                                         126,358           40.13 to 44.38
     Exercised                                      (222,332)           8.19 to 36.38
     Canceled or expired                             (15,000)          29.75 to 36.38
                                                   ---------
Under option at December 31, 1994                  2,223,552            8.19 to 44.38
                                                   =========

Exercisable at December 31, 1994                   1,406,591            8.19 to 37.00
Reserved for grant - December 31, 1993             3,011,946
                   - December 31, 1994             2,777,241

------------------------------------------------------------------------------------------------------

Cash Dividends Declared were $.56 per share in 1994,
$.50 per share in 1993 and $.46 per share in 1992.

Thirteen Year Financial Summary

------------------------------------------------------------------------------------------------------------
Dollars and shares in thousands except per share amounts  1994          1993           1992           1991
------------------------------------------------------------------------------------------------------------
Income:
Operating revenues                                  $3,461,315     3,159,181      2,811,645      2,639,650
Operating costs                                     $2,290,117     2,122,286      1,858,752      1,759,288
Selling, administrative, and research and
  development expenses                              $  650,069       629,459        586,801        552,874
Amortization of goodwill and other intangible
  assets                                            $   22,344        21,874         22,169         23,979
Operating income                                    $  498,785       385,562        343,923        303,509
Interest expense                                    $  (26,943)      (35,025)       (42,852)       (44,342)
Amortization of retiree health care                 $   (6,968)       (6,968)            --             --
Other income (expense)                              $  (14,591)       (7,699)         8,709         28,592
Income before income taxes                          $  450,283       335,870        309,780        287,759
Income taxes                                        $  172,500       129,300        117,700        107,200
Net income                                          $  277,783       206,570        192,080        180,559
    Per share                                       $     2.45          1.83           1.72           1.62


Financial Position:
Net working capital                                 $  634,500       547,506        492,118        442,041
Plant and equipment, net                            $  641,235       583,765        524,116        525,695
Total assets                                        $2,580,498     2,336,891      2,204,187      2,257,139
Long-term debt                                      $  272,987       375,641        251,979        307,082
Total debt                                          $  339,989       482,714        335,240        489,189
Stockholders' equity                                $1,541,521     1,258,669      1,339,673      1,212,051


Other Data:
Operating income:
    Return on operating revenues                    %     14.4          12.2           12.2           11.5
Net income:
    Return on operating revenues                    %      8.0           6.5            6.8            6.8
    Return on average stockholders' equity          %     19.8          15.9           15.1           15.7
Cash dividends paid                                 $   61,162        55,175         50,290         44,108
    Per share - paid                                $      .54           .49            .45            .40
              - declared                            $      .56           .50            .46            .42
Book value per share                                $    13.53         11.12          11.96          10.88
Common stock market price at year-end               $    43.75         39.00          32.62          31.88
Long-term debt to total capitalization              %     15.0          23.0           15.8           20.2
Total debt to total capitalization                  %     18.1          27.7           20.0           28.8
Shares outstanding:
   At December 31                                      113,958       113,150        112,014        111,436
   Average during year                                 113,387       112,979        111,746        111,178
Plant and equipment additions                       $  131,055       119,931        115,313        106,036
Depreciation                                        $  109,805       109,852        100,462         91,414
Research and development expenses                   $   47,500        47,200         42,500         40,300
Employees at December 31                                19,500        19,000         17,800         18,700

------------------------------------------------------------------------------------------------------------
Dollars and shares in thousands except per share amounts  1990          1989           1988           1987
------------------------------------------------------------------------------------------------------------
Income:
Operating revenues                                  $2,544,153     2,172,747      1,929,805      1,698,353
Operating costs                                     $1,686,423     1,450,116      1,287,297      1,117,990
Selling, administrative, and research and
  development expenses                              $  510,276       417,874        369,138        339,143
Amortization of goodwill and other intangible
  assets                                            $   19,181        15,829         13,106         16,812
Operating income                                    $  328,273       288,928        260,264        224,408
Interest expense                                    $  (39,190)      (30,995)      ( 26,109)       (33,439)
Amortization of retiree health care                 $       --            --            --              --
Other income (expense)                              $   10,800        11,089         (1,343)         8,815
Income before income taxes                          $  299,883       269,022        232,812        199,784
Income taxes                                        $  117,500       105,200         92,800         93,600
Net income                                          $  182,383       163,822        140,012        106,184
    Per share                                       $     1.68          1.53           1.33           1.03


Financial Position:
Net working capital                                 $  615,055       440,406        392,283        332,290
Plant and equipment, net                            $  483,549       413,578        342,794        318,690
Total assets                                        $2,150,307     1,687,985      1,380,237      1,334,063
Long-term debt                                      $  430,632       334,407        225,907        309,515
Total debt                                          $  495,952       370,507        257,597        357,249
Stockholders' equity                                $1,091,842       871,124        744,727        608,541


Other Data:
Operating income:
   Return on operating revenues                     %     12.9          13.3           13.5           13.2
Net income:
    Return on operating revenues                    %      7.2           7.5            7.3            6.3
    Return on average stockholders' equity          %     18.6          20.3           20.7           19.6
Cash dividends paid                                 $   35,861        28,747         23,027         20,144
    Per share - paid                                $      .33           .27            .22            .20
              - declared                            $      .35           .28            .23            .20
Book value per share                                $     9.96          8.12           7.05           5.88
Common stock market price at year-end               $    24.13         22.44          17.25          16.50
Long-term debt to total capitalization              %     28.3          27.7           23.3           33.7
Total debt to total capitalization                  %     31.2          29.8           25.7           37.0
Shares outstanding:
   At December 31                                      109,610       107,332        105,588        103,560
   Average during year                                 108,872       107,028        105,350        103,272
Plant and equipment additions                       $  101,183        84,263         84,107         61,052
Depreciation                                        $   82,913        68,890         62,064         57,839
Research and development expenses                   $   40,300        32,500         26,588         24,739
Employees at December 31                                18,400        15,700         14,200         13,600

------------------------------------------------------------------------------------------------------------------------------
Dollars and shares in thousands except per share amounts  1986           1985          1984           1983             1982
------------------------------------------------------------------------------------------------------------------------------
Income:
Operating revenues                                  $  961,077       596,127        592,253        497,821          446,983
Operating costs                                     $  622,310       390,501        382,299        325,022          287,528
Selling, administrative, and research and
  development expenses                              $  223,765       123,292        115,845        104,594           97,195
Amortization of goodwill and other intangible
  assets                                            $    8,635           715            630            317              264
Operating income                                    $  106,367        81,619         93,479         67,888           61,996
Interest expense                                    $  (14,468)       (1,917)        (1,914)        (2,433)          (2,004)
Amortization of retiree health care                 $       --            --             --            --                --
Other income (expense)                              $   51,384        (9,755)         7,139         17,433            9,698
Income before income taxes                          $  143,283        69,947         98,704         82,888           69,690
Income taxes                                        $   63,700        38,400         38,700         33,300           29,600
Net income                                          $   79,583        31,547         60,004         49,588           40,090
    Per share                                       $      .78           .31            .60            .50              .41

Financial Position:
Net working capital                                 $  293,575       172,201        182,698        168,717          130,015
Plant and equipment, net                            $  317,829       137,001        118,889        108,695          109,978
Total assets                                        $1,309,886       521,850        483,953        449,811          394,509
Long-term debt                                      $  468,269         9,995         11,101         11,578           10,292
Total debt                                          $  503,998        17,618         17,457         17,328           17,196
Stockholders' equity                                $  476,550       403,439        377,557        339,952          301,540


Other Data:
Operating income:
   Return on operating revenues                     %     11.1          13.7           15.8           13.6             13.9
Net income:
    Return on operating revenues                    %      8.3           5.3           10.1           10.0              9.0
    Return on average stockholders' equity          %     18.1           8.1           16.7           15.5             13.6
Cash dividends paid                                 $   18,295        17,095         15,648         14,375           13,511
    Per share - paid                                $      .18           .17            .16            .15              .14
              - declared                            $      .18           .18            .16            .15              .14
Book value per share                                $     4.65          4.00           3.76           3.40             3.07
Common stock market price at year-end               $    12.97          8.75           7.06           6.83             4.94
Long-term debt to total capitalization              %     49.6           2.4            2.9            3.3              3.3
Total debt to total capitalization                  %     51.4           4.2            4.4            4.8              5.4
Shares outstanding:
   At December 31                                      102,508       100,796        100,304         99,846           98,374
   Average during year                                 102,206       100,558        100,138         99,650           98,248
Plant and equipment additions                       $   44,722        39,062         39,248         24,491           24,073
Depreciation                                        $   37,213        27,312         25,742         24,039           22,749
Research and development expenses                   $   13,161         7,795          8,029          6,022            6,426
Employees at December 31                                13,700         7,300          7,800          7,300            6,500

Quarterly and Common Stock Data
Quarterly Financial Data (Unaudited)
was as summarized below:


                                                                                Three Months Ended
                     -----------------------------------------------------------------------------
                              March 31             June 30       September 30          December 31
                     -----------------  ------------------  ------------------  ------------------
In thousands except
per share amounts       1994      1993      1994      1993      1994      1993      1994      1993
--------------------------------------------------------------------------------------------------
Operating revenues  $771,439  $750,022  $881,042  $829,318  $870,911  $779,536  $937,923  $800,305
Operating costs      520,264   508,887   583,910   556,998   579,917   527,854   606,026   528,547
Operating income      91,316    77,585   131,113   101,935   126,337    93,529   150,019   112,513
Net income            50,915    42,027    70,727    54,799    71,399    50,946    84,742    58,798
Net income per share     .45       .37       .62       .49       .63       .45       .75       .52

--------------------------------------------------------------------------------------------------------

Common Stock Price and Dividend Data - The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1994 and 1993 were as shown below:

                                                                     Market Price       Dividends
                                                                       Per Share            Paid
                                                                ---------------------
                                                                   High           Low   Per Share
--------------------------------------------------------------------------------------------------
1994
First quarter                                                   $45-1/8       $37            $.13
Second quarter                                                   42-1/4        36-3/4         .13
Third quarter                                                    44-7/8        37             .13
Fourth quarter                                                   45-1/2        39-5/8         .15

1993
First quarter                                                   $39           $32-1/2        $.12
Second quarter                                                   38-3/4        34-7/8         .12
Third quarter                                                    40-1/2        35-1/4         .12
Fourth quarter                                                   39-7/8        36             .13

The approximate number of holders of record of common stock as of February 22, 1995 was 3,700.
This number does not include beneficial owners of the Company's securities held in the name of nominees.

38