Form 10-K/A, Exhibit 13
period 1995-12-31
ILLINOIS TOOL WORKS INC
filed 1996-04-19
CIK 49826

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

Illinois Tool Works Inc. is a multinational manufacturer of highly engineered components and industrial systems with two business segments: Engineered Components, and Industrial Systems and Consumables. These segments are described below.

Overall, the Company believes that the majority of the increase in operating revenues is due to higher sales volume rather than increased sales prices.

Engineered Components Segment

Businesses in this segment manufacture short lead-time plastic and metal components, fasteners and assemblies; industrial fluids and adhesives; fastening tools and welding products. This segment primarily serves the construction, automotive and general industrial markets.

Dollars in millions

Operating
Revenues                       1995    1994    1993
- ---------------------------------------------------
Domestic                     $1,356  $1,204  $1,083
International                   751     624     560
                             ------  ------  ------
Total                        $2,107  $1,828  $1,643
                             ======  ======  ======

Operating                      1995              1994             1993
Income                   Income    Margin  Income   Margin  Income   Margin
- ---------------------------------------------------------------------------
Domestic                   $226     16.7%    $189    15.7%    $147    13.6%
International                97     12.9       77    12.3       51     9.1
                           ----              ----             ----
Total                      $323     15.3     $266    14.6     $198    12.1
                           =====             ====             ====

Domestic

Successful penetration in the automotive markets largely contributed to the increased domestic revenues in 1995 compared with 1994. Miller Electric's revenue growth from welding equipment and accessories was attributable to new product introductions and a stronger U.S. economy. The construction businesses also contributed to revenue growth due to increased distribution efficiency, continued penetration with new products and a steady commercial construction market throughout the year. Operating income and margins were up due to a reduction of manufacturing costs and revenue growth in the construction businesses and revenue growth in the automotive businesses.

In 1994, the automotive businesses contributed to the growth in domestic revenues compared with 1993 as a result of improved penetration with the "Big Three" automotive companies and a stronger domestic car market. Construction markets were stronger in 1994 versus 1993 which resulted in increased sales volume. Operating income and margins increased primarily due to revenue gains in both the automotive and construction businesses. Miller also contributed to the overall improved financial performance due to strengthening welding markets and cost reductions.

International

Strong performance in the European automotive markets in 1995 resulted in increased international revenues and operating income versus 1994. Revenue growth was moderated due to soft Australian and German construction markets. Operating income and margins increased as a result of volume gains in the European automotive businesses, partially offset by lower operating income in the international construction businesses as a result of lower revenues. Foreign currency fluctuations in 1995 versus 1994 increased revenues by $51 million and operating income by $8 million. Seventy-seven percent of international revenues are from European operations.

The European automotive businesses mainly contributed to the international revenue growth in 1994 over 1993 due to increased market penetration and an 11% increase in European car builds for the year. Operating income and margins in 1994 were higher versus 1993 primarily due to the increase in sales volume coupled with improved productivity in the automotive operations. Significant cost reductions and product mix in the European construction markets also contributed to operating income and margin growth.

Industrial Systems and Consumables Segment

Businesses in this segment manufacture longer lead-time systems and related consumables for consumer and industrial packaging; marking, labeling and identification systems; industrial spray coating equipment and systems; and quality assurance equipment and systems. The largest markets served by this segment are general industrial, food and beverage, and industrial capital goods.

Dollars in millions

Operating
Revenues                       1995    1994    1993
- ---------------------------------------------------
Domestic                     $1,217  $1,025  $  936
International                   828     608     580
                             ------  ------  ------
Total                        $2,045  $1,633  $1,516
                             ======  ======  ======

Operating                        1995              1994             1993
Income                     Income    Margin  Income   Margin  Income   Margin
- -----------------------------------------------------------------------------
Domestic                     $222     18.2%    $161    15.7%    $129    13.8%
International                  82      9.9       48     7.9       42     7.2
                             ----              ----             ----
Total                        $304     14.9     $209    12.8     $171    11.3
                             ====              ====             ====

Domestic

Stronger demand in 1995 for industrial packaging products and increased market penetration in the beverage markets for the consumer packaging businesses resulted in an increase in domestic revenues and operating income compared with 1994. Approximately 50% of the increase in domestic revenues was attributed to 1995 acquisitions, primarily in the consumer packaging and finishing systems groups. New products for the finishing systems operations resulted in higher revenues but lower margins as a result of product mix. The industrial packaging businesses' margins increased due to process improvements and new product introductions.

Domestic revenues, operating income and margins increased in 1994 versus 1993 due to improved results in the industrial packaging and the finishing systems businesses as a result of new product introductions and higher sales volume. The quality measurement businesses, which serve the capital goods markets, slightly moderated operating income growth.

International

In 1995, international industrial packaging businesses led in the revenue and operating income growth followed by the consumer packaging operations. Acquisitions accounted for approximately 40% of the revenue growth, mainly in the industrial packaging businesses. The finishing systems businesses showed continued growth as well due to market share gains in the European automotive and general industrial markets and increased revenue in the Japanese market. Margins increased due to new product introductions and cost reductions for the industrial packaging businesses and European finishing systems operations. Foreign currencies also increased revenues by $65 million and operating income by $8 million. Seventy-eight percent of international revenues are from European operations.

International revenue growth in 1994 versus 1993 was primarily due to higher sales in the industrial packaging businesses. The consumer packaging group also contributed to the revenue growth as beverage markets picked up in Europe.
While the industrial packaging businesses showed revenue growth in operating income and margins declined due to price relief given to customers during the soft economic period in Europe. The decline in operating income and margins for the industrial packaging businesses was more than offset by improved profitability in the finishing systems operations related to new products and cost reductions.

Cost of Revenues

Cost of Revenues as a percentage of revenues was 65.4% in 1995 compared with 66.2% in 1994 and 67.2% in 1993. The decreases in 1995 and 1994 versus the previous years were due to increased sales volume coupled with finding new, more efficient manufacturing methods.

Selling, Administrative and R&D Expenses

Selling, administrative, and research and development expenses were 18.7% of revenues in 1995 versus 19.3% in 1994 and 20.2% in 1993. This ratio continues to decline because of expense reductions as a result of a Company-wide objective to reduce administrative costs.

Interest Expense

Interest expense increased to $31.6 million in 1995, versus $26.9 million in 1994, primarily due to debt assumed from acquisitions. Interest expense declined in 1994 from $35.0 million in 1993 mainly as a result of reduced commercial paper and foreign borrowings.

Other Income

Other income increased to $28.8 million in 1995 versus $1.9 million in 1994 and $1.4 million in 1993. The increased income in 1995 versus the prior years is primarily due to an increase in investment and interest income.

Income Taxes

The effective tax rate was 37.9% in 1995, 38.3% in 1994 and 38.5% in 1993. See the Provision for Income Taxes footnote for a reconciliation of the Federal statutory rate to the effective tax rate. Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, was adopted in 1993 and had no material impact on earnings.

Net Income

Net income in 1995 of $387.6 million ($3.29 per share) was 39.5% higher than the 1994 net income of $277.8 million($2.45 per share). Net income for 1994 was 34.5% higher than 1993 net income of $206.6 million ($1.83 per share).

Foreign Currency

The weakening of the U.S. dollar against foreign currencies in 1995 (primarily European currencies) resulted in increased operating revenues of $116 million and increased net income per share of approximately 10 cents per share. Foreign currency fluctuations had no material impact on revenues or earnings in 1994 versus 1993.

As the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies, no material transactions to hedge foreign currency exposures occurred in 1995, 1994, or 1993.

Financial Position

Net working capital at December 31, 1995 and 1994 is summarized as follows:

Dollars                                            Increase
in thousands                1995        1994      (Decrease)
- ------------------------------------------------------------
Current Assets:
 Cash and equivalents    $  116,600   $   76,867   $ 39,733
 Trade receivables          741,327      612,638    128,689
 Inventories                518,964      439,486     79,478
 Other                      155,599      133,942     21,657
                         ----------   ----------   --------
                          1,532,490    1,262,933    269,557
                         ----------   ----------   --------

Current Liabilities:
 Short-term debt            176,188       67,002    109,186
 Accounts payable and
  accrued expenses          613,199      491,779    121,420
 Other                       61,545       69,652     (8,107)
                         ----------   ----------   --------
                            850,932      628,433    222,499
                         ----------   ----------   --------

Net Working Capital      $  681,558   $  634,500   $ 47,058
                         ==========   ==========   ========

Current Ratio                  1.80         2.01
                               ====         ====

The increase in trade receivables at December 31, 1995 was primarily due to higher operating revenues in the fourth quarter of 1995 versus 1994 and 1995 acquisitions. Inventories increased $79.5 million in 1995 mainly as a result of acquisitions.

Short-term debt increased at December 31, 1995, primarily due to increased short-term commercial paper borrowings of $93.7 million. Accounts payable and accrued expenses increased at December 31, 1995 versus year-end 1994 due to overall business growth and acquisitions.

Long-term debt at December 31, 1995 consisted of $125 million of 7.5% notes,$125 million of 5.875% notes, a $256 million nonrecourse 6.28% note,$75 million of commercial paper borrowings and $43 million of capitalized lease obligations and other debt. Long-term debt increased $343 million from December 31, 1994, principally as a result of the issuance of the 6.28% note and commercial paper borrowings during 1995. The percentage of total debt to total capitalization increased to 29.2% at December 31, 1995 from 18.1% at December 31, 1994.

Stockholders' equity was $1.924 billion at December 31, 1995 compared with $1.542 billion at December 31, 1994. Affecting equity were earnings of $388 million, dividends declared of $75 million, the effect of pooling of interests acquisitions of $43 million and favorable currency translation adjustments of $15 million, primarily related to stronger European currencies.

The Statement of Cash Flows for the years ended December 31, 1995 and 1994 is summarized below:

Dollars in thousands              1995        1994
- ----------------------------------------------------
Net income                     $ 387,608   $ 277,783
Depreciation and
  amortization                   151,931     132,149
Acquisitions                    (212,426)    (43,365)
Additions to plant and
  equipment                     (150,176)   (131,055)
Cash dividends paid              (71,783)    (61,162)
Net proceeds (repayments)
  of debt                        136,087    (152,167)
Purchase of investments         (126,300)         --
Other, net                       (75,208)     19,289
                               ---------   ---------
Net increase in cash and
  equivalents                  $  39,733   $  41,472
                               =========   =========

Net cash provided by operating activities of $437 million in 1995 was primarily used for acquistions, for additions to plant and equipment and for cash dividends. Net cash generated by operations in 1994 of $387 million was used mainly for repayment of commercial paper borrowings, for additions to plant and equipment and for cash dividends. Commercial paper borrowings in 1995 were primarily used to fund investment purchases and acquisitions.

Dividends paid per share increased 14.8% to $.62 per share in 1995 from $.54 in 1994. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.

Management continues to believe that internally generated funds will be adequate to service existing debt and maintain appropriate debt to total capitalization and earnings to fixed charge ratios. Internally generated funds are also expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments. The Company has additional debt capacity to fund larger acquisitions.

The Company had no material commitments for capital expenditures at December 31, 1995 or 1994.

The Company's adoption of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, will not have a material effect on the financial statements.

The Company anticipates that its leasing and investments business may become significant enough to begin reporting as a separate segment in 1996.

FINANCIAL STATEMENTS

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

                                               For the Years Ended December 31
                                        --------------------------------------
In thousands except for per share amounts     1995          1994          1993
- ------------------------------------------------------------------------------
Operating Revenues                      $4,152,170    $3,461,315    $3,159,181
  Cost of revenues                       2,717,076     2,290,117     2,122,286
  Selling, administrative, and research
    and development expenses               776,583       666,576       638,560
  Amortization of goodwill and other
    intangible assets                       25,031        22,344        21,874
  Amortization of retiree health care        6,968         6,968         6,968
                                        ----------    ----------    ----------
Operating Income                           626,512       475,310       369,493
  Interest expense                         (31,581)      (26,943)      (35,025)
  Other income                              28,777         1,916         1,402
                                        ----------    ----------    ----------
Income Before Income Taxes                 623,708       450,283       335,870
  Income taxes                             236,100       172,500       129,300
                                        ----------    ----------    ----------
Net Income                              $  387,608    $  277,783    $  206,570
                                        ==========    ==========    ==========
Net Income Per Share of Common Stock         $3.29         $2.45         $1.83
                                             =====         =====         =====

- ------------------------------------------------------------------------------
Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

                                               For the Years Ended December 31
                                        --------------------------------------
In thousands                                  1995          1994          1993
- ------------------------------------------------------------------------------
Balance, Beginning of Year              $1,344,172    $1,129,435    $1,201,537
  Net income                               387,608       277,783       206,570
  Cash dividends declared                  (74,789)      (63,546)      (56,443)
  Effect of pooling of interests
    acquisitions                            16,329           500      (222,229)
                                        ----------    ----------    ----------
Balance, End of Year                    $1,673,320    $1,344,172    $1,129,435
                                        ==========    ==========    ==========

The Comments on Financial Statements are an integral part of these statements.

- ------------------------------------------------------------------------------


Report of Independent Public Accountants


To the Board of Directors of
Illinois Tool Works Inc.:

     We have audited the accompanying statement of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related statements of income, income reinvested in the business and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Chicago, Illinois
January 29, 1996

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

                                                           December 31
                                               -----------------------
In thousands except shares                           1995         1994
- ----------------------------------------------------------------------
Assets

Current Assets:
  Cash and equivalents                         $  116,600   $   76,867
  Trade receivables                               741,327      612,638
  Inventories                                     518,964      439,486
  Deferred income taxes                            80,005       72,728
  Prepaid expenses and other current assets        75,594       61,214
                                               ----------   ----------
    Total current assets                        1,532,490    1,262,933
                                               ----------   ----------
Plant and Equipment:
  Land                                             60,486       66,577
  Buildings and improvements                      375,352      317,714
  Machinery and equipment                       1,076,950      915,198
  Equipment leased to others                       75,175       69,162
  Construction in progress                         32,621       32,143
                                               ----------   ----------
                                                1,620,584    1,400,794
  Accumulated depreciation                       (925,643)    (759,559)
                                               ----------   ----------
    Net plant and equipment                       694,941      641,235
                                               ----------   ----------
Investments                                       504,820       87,066
                                               ----------   ----------
Goodwill                                          518,747      394,233
                                               ----------   ----------
Deferred Income Taxes                             194,613           --
                                               ----------   ----------
Other Assets                                      221,407      195,031
                                               ----------   ----------
                                               $3,667,018   $2,580,498
                                               ==========   ==========

Liabilities and Stockholders' Equity

Current Liabilities:
  Short-term debt                              $  176,188   $   67,002
  Accounts payable                                221,497      174,748
  Accrued expenses                                391,702      317,031
  Cash dividends payable                           20,100       17,094
  Income taxes payable                             41,445       52,558
                                               ----------   ----------
    Total current liabilities                     850,932      628,433
                                               ----------   ----------
Non-current Liabilities:
  Long-term debt                                  615,557      272,987
  Deferred income taxes                                --       69,516
  Other                                           276,292       68,041
                                               ----------   ----------
Total non-current liabilities                     891,849      410,544
                                               ----------   ----------
Stockholders' Equity:
  Preferred stock                                      --           --
  Common stock:
  Issued- 118,369,029 shares in 1995 and
          114,100,500 shares in 1994              239,688      201,166
  Income reinvested in the business             1,673,320    1,344,172
  Common stock held in treasury                    (1,866)      (1,952)

  Cumulative translation adjustment                13,095       (1,865)
                                               ----------   ----------
    Total stockholders' equity                  1,924,237    1,541,521
                                               ----------   ----------
                                               $3,667,018   $2,580,498
                                               ==========   ==========

The Comments on Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

                                               For the Years Ended December 31
                                    ------------------------------------------
In thousands                            1995             1994             1993
- ------------------------------------------------------------------------------
Cash Provided by (Used for)
Operating Activities:

   Net income                       $ 387,608       $ 277,783        $ 206,570
   Adjustments to reconcile net
      income to net cash provided
      by operating activities:
     Depreciation and amortization    151,931         132,149          131,726
     Change in deferred income
       taxes                          (23,870)        (31,686)         (13,332)
     Provision for uncollectible
       accounts                         6,889           7,191            8,233
     (Gain) loss on sale of plant
       and equipment                    2,539            (261)           2,932
     Income from investments          (20,687)             --               --
     (Gain) loss on sale of
       operations and affiliates         (692)           (379)             894
     Other non-cash items, net         11,735          10,117            3,860
                                    ---------       ---------        ---------
       Cash provided by operating
         activities                   515,453         394,914          340,883
   Change in assets and liabilities:
     (Increase) decrease in-
       Trade receivables              (27,869)        (81,180)         (35,029)
       Inventories                    (22,830)         (8,053)          23,191
       Prepaid expenses and
         other assets                 (11,636)          9,515           (8,109)
     Increase (decrease) in-
       Accounts payable               (20,020)         11,718           (3,569)
       Accrued expenses                 2,061          45,839           (2,954)
       Income taxes payable           (11,764)         10,424           (4,079)
     Other, net                        14,077           4,280            3,741
                                    ---------       ---------        ---------
         Net cash provided by
           operating activities       437,472         387,457          314,075
                                    ---------       ---------        ---------
Cash Provided by (Used for)
  Investing Activities:
    Acquisition of businesses
      (excluding cash and
      equivalents)
      and additional interest in
      affiliates                     (212,426)        (43,365)        (303,802)
    Additions to plant and
      equipment                      (150,176)       (131,055)        (119,931)
    Purchase of investments          (126,300)             --               --
    Proceeds from investments          34,006              --               --
    Proceeds from sale of plant
      and equipment                    13,500          17,344           14,174
    Proceeds from sale of
      operations and affiliates         4,650          15,721            1,705
    Other, net                         11,996            (818)          14,271
                                    ---------       ---------        ---------
      Net cash used for
        investing
        activities                   (424,750)       (142,173)        (393,583)
                                    ---------       ---------        ---------

Cash Provided by (Used for)
  Financing Activities:
    Cash dividends paid               (71,783)        (61,162)         (55,175)
    Issuance of common stock            7,598           3,216            8,316
    Net proceeds (repayments) of
      short-term debt                 137,134        (149,103)          20,906
    Proceeds from long-term debt        1,152           1,885          128,119
    Repayments of long-term debt       (2,199)         (4,949)         (15,939)
    Redemption of preferred stock
      of subsidiary                   (40,000)             --               --
    Other, net                         (7,919)             --               --
                                    ---------       ---------        ---------
      Net cash provided
        by (used for)
        financing
        activities                     23,983        (210,113)          86,227
                                    ---------       ---------        ---------
Effect of Exchange Rate Changes
  on Cash and Equivalents               3,028           6,301           (2,517)
                                    ---------       ---------        ---------
Cash and Equivalents:
  Increase during the year             39,733          41,472            4,202
  Beginning of year                    76,867          35,395           31,193
                                    ---------       ---------        ---------
  End of year                       $ 116,600       $  76,867        $  35,395
                                    =========       =========        =========
Cash Paid During the Year for
  Interest                          $  31,595       $  27,257        $  33,052
                                    =========       =========        =========
Cash Paid During the Year for
  Income Taxes                      $ 264,683       $ 194,460        $ 139,344
                                    =========       =========        =========
Liabilities Assumed from
  Acquisitions                      $ 185,705       $  28,438        $  90,848
                                    =========       =========        =========

Note: See the Investments note for information regarding noncash transactions.

The Comments on Financial Statements are an integral part of this statement.

COMMENTS ON FINANCIAL STATEMENTS

   Comments and Associated Schedules in this section furnish additional information on items in the financial statements. The comments have been arranged in the same order as the related items appear in the statements.

   Illinois Tool Works Inc. ("the Company") is a multinational manufacturer of highly engineered components and industrial systems. The Company primarily serves the construction, automotive and general industrial markets.

   Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years' data have been made to conform with current year reporting.

   The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the comments on financial statements. Actual results could differ from those estimates.

- --------------------------------------------------------------------------------

Consolidation and Translation-The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

   Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders' equity.

- ------------------------------------------------------------------------------

Industry Segment and Geographic Information -The Company's operations are divided into two segments: Engineered Components, and Industrial Systems and Consumables. See Management's Discussion and Analysis for a description of the segments and information regarding operating revenues and operating income.

   No single customer accounted for more than 10% of consolidated revenues in 1995, 1994 or 1993. Export sales from the United States were less than 10% of total operating revenues during these years.

   Additional segment and geographic information for 1995,1994 and 1993 was as follows:

In thousands                                    1995         1994         1993
- ------------------------------------------------------------------------------
Identifiable Assets:
Domestic -
  Engineered Components                   $  637,578   $  586,084   $  506,850
  Industrial Systems and Consumables         809,387      719,400      620,263
                                          ----------   ----------   ----------
                                           1,446,965    1,305,484    1,127,113
                                          ----------   ----------   ----------
International -
  Engineered Components                      600,456      441,616      429,370
  Industrial Systems and Consumables         676,289      503,744      517,869
                                          ----------   ----------   ----------
                                           1,276,745      945,360      947,239
                                          ----------   ----------   ----------
Corporate                                    943,308      329,654      262,539
                                          ----------   ----------   ----------
                                          $3,667,018   $2,580,498   $2,336,891
                                          ==========   ==========   ==========
Plant and Equipment Additions:
  Engineered Components                   $   90,294   $   85,553   $   80,672
  Industrial Systems and Consumables          59,882       45,502       39,259
                                          ----------   ----------   ----------
                                          $  150,176   $  131,055   $  119,931
                                          ==========   ==========   ==========
Depreciation and Amortization:
  Engineered Components                   $   82,656   $   73,638   $   75,370
  Industrial Systems and Consumables          69,275       58,511       56,356
                                          ----------   ----------   ----------
                                          $  151,931   $  132,149   $  131,726
                                          ==========   ==========   ==========

   Identifiable assets by segment and geographic area are those assets that are specifically used in that segment and geographic area.

   Corporate assets are principally cash and equivalents, investments, and other general corporate assets.

Acquisitions and Dispositions - During 1995, 1994 and 1993, the Company acquired and disposed of numerous operations which did not materially affect consolidated results.
- -------------------------------------------------------------------------------

Depreciation was $126,900,000 in 1995 compared with $109,805,000 in 1994 and $109,852,000 in 1993 and was reflected primarily in operating costs. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis. Equipment leased to others is depreciated over the noncancelable period of the related lease.

- -------------------------------------------------------------------------------
Research and Development Costs are recorded as expense in the year incurred. These costs were $52,700,000 in 1995, $48,700,000 in 1994, and $47,200,000 in
1993.

- -------------------------------------------------------------------------------

Rental Expense was $36,120,000 in 1995, $29,720,000 in 1994 and $30,550,000
in 1993.

Future minimum lease payments for the years ended December 31 are as follows:

In thousands
- -----------------------------------------------------------------------------
1996                                                                  $23,610
1997                                                                   19,002
1998                                                                   13,702
1999                                                                    9,975
2000                                                                    7,590
2001 and future years                                                  22,968
                                                                      -------
                                                                      $96,847
                                                                      =======
- -----------------------------------------------------------------------------

Other Income consisted of the following:

In thousands                                          1995      1994      1993
- ------------------------------------------------------------------------------
Interest income                                     $ 8,549   $ 5,586   $ 6,596
Income from investments                              20,687        --        --
Gain (loss) on sale of operations and affiliates        692       379      (894)
Gain (loss) on sale of plant and equipment           (2,539)      261    (2,932)
Other, net                                            1,388    (4,310)   (1,368)
                                                    -------   -------   -------
                                                    $28,777   $ 1,916   $ 1,402
                                                    =======   =======   =======

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

   The components of the provision for income taxes were as shown below:

In thousands                                       1995        1994       1993
- ------------------------------------------------------------------------------
U.S. Federal income taxes:
   Current                                     $156,166    $120,606   $ 95,406
   Deferred                                         943      (3,665)   (14,383)
   Investment tax credits                          (637)       (810)      (727)
                                               --------    --------   --------
                                                156,472     116,131     80,296
                                               --------    --------   --------
Foreign income taxes:
   Current                                       61,864      40,290     28,239
   Deferred                                      (8,488)     (5,314)     4,515
                                               --------    --------   --------
                                                 53,376      34,976     32,754
                                               --------    --------   --------
State income taxes:
   Current                                       27,448      24,349     18,383
   Deferred                                      (1,196)     (2,956)    (2,133)
                                               --------    --------   --------
                                                 26,252      21,393     16,250
                                               --------    --------   --------
                                               $236,100    $172,500   $129,300
                                               ========    ========   ========

Income before income taxes for domestic and foreign operations was as follows:

In thousands                                        1995       1994       1993
- ------------------------------------------------------------------------------
Domestic                                        $449,508   $318,368   $253,068
Foreign                                          174,200    131,915     82,802
                                                --------   --------   --------
                                                $623,708   $450,283   $335,870
                                                ========   ========   ========

The reconciliation between the Federal statutory tax rate and the effective tax rate was as follows:

                                                    1995       1994       1993
- ------------------------------------------------------------------------------
Federal statutory tax rate                          35.0%      35.0%      35.0%
State income taxes, net of Federal tax benefit       2.7        3.1        3.2
Amortization of nondeductible goodwill                .8         .8        1.1
Differences between Federal statutory and
  foreign tax rates                                   .6        (.4)       1.1
Other, net                                          (1.2)       (.2)      (1.9)
                                                    ----       ----       ----
Effective tax rate                                  37.9%      38.3%      38.5%
                                                    ====       ====       ====

   Deferred U.S. Federal income taxes and foreign withholding taxes have not been provided on approximately $489,900,000 of undistributed earnings of international affiliates as of December 31, 1995. In the event these earnings were distributed to the Company, Federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. The net tax effect would not be expected to be material. The components of deferred income tax assets and liabilities at December 31, 1995 and 1994 were as follows:

In thousands                                                 1995                  1994
- ---------------------------------------------------------------------------------------
                                                 Asset  Liability     Asset   Liability
                                              --------  ---------   --------  ---------
Accumulated depreciation                      $  4,124   $(34,820)  $  7,859  $ (25,648)
Acquisition asset basis differences             26,900    (15,950)     8,154    (26,208)
Inventory reserves, capitalized tax
  cost and LIFO inventory                       18,627     (9,029)    17,077     (9,036)
Investments                                    219,056    (41,654)       190    (46,372)
Accrued expenses and reserves                   42,812         --     36,415         --
Employee benefit accruals                       38,978         --     31,647         --
Net operating loss carryforwards                52,878         --     15,936         --
Allowances for uncollectible accounts            4,460         --      5,365         --
Prepaid pension assets                              --    (11,808)        --    (11,904)
Other                                           11,608    (27,373)    17,334    (13,318)
                                              --------  ---------   --------  ---------
Gross deferred income tax
  assets (liabilities)                         419,443   (140,634)   139,977   (132,486)
Valuation allowances                            (4,191)        --     (4,279)        --
                                              --------  ---------   --------  ---------
Total deferred income tax
  assets (liabilities)                        $415,252  $(140,634)  $135,698  $(132,486)
                                              ========  =========   ========  =========
Net deferred income tax assets                $274,618              $  3,212
                                              ========              ========

No valuation allowance has been recorded on the net deferred tax asset at December 31, 1995 and 1994 as the Company expects to continue to generate significant taxable income in future years.

At December 31, 1995, the Company had net operating loss carryforwards of approximately $135,400,000 available to offset future taxable income in certain foreign jurisdictions which expire as follows:

In thousands
- -------------------------------------------------------------------------------
1996                                                                   $ 36,000
1997                                                                      5,700
1998                                                                      4,700
1999                                                                      3,500
2000                                                                      5,600
2007                                                                        700
Do not expire                                                            79,200
                                                                       --------
                                                                       $135,400
                                                                       ========
- -------------------------------------------------------------------------------

Net Income Per Share of Common Stock is computed on the basis of the average number of shares of common stock outstanding. The dilutive effect of shares of common stock subject to issuance under stock option plans are excluded from the computation since the effect is not material. The average number of shares outstanding was 117,989,000, 113,387,000 and 112,979,000 for 1995, 1994 and
1993, respectively.
- -------------------------------------------------------------------------------
Cash and Equivalents included interest-bearing deposits of $40,021,000 at December 31, 1995 and $18,702,000 at December 31, 1994. lnterest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.
- -------------------------------------------------------------------------------

Trade Receivables as of December 31, 1995 and 1994 were net of allowances for uncollectible accounts of $23,500,000 and $19,600,000, respectively.
- ------------------------------------------------------------------------------

Inventories at December 31, 1995 and 1994 were as follows:

In thousands                                                 1995      1994
- ---------------------------------------------------------------------------
Raw material                                             $140,302  $126,730
Work-in-process                                            84,981    66,505
Finished goods                                            293,681   246,251
                                                         --------  --------
                                                         $518,964  $439,486
                                                         ========  ========

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of the majority of domestic operations. Inventories priced at LIFO were 39% and 43% of total inventories as of December 31, 1995 and 1994, respectively. The first-in, first-out (FIFO) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $42,300,000 and
$40,700,000 higher than reported at December 31, 1995 and 1994, respectively.
- -------------------------------------------------------------------------------
Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements                                        10 - 40 years
Machinery and equipment                                            3 - 12 years
Equipment leased to others                                        Term of lease
- -------------------------------------------------------------------------------
Investments as of December 31, 1995 and 1994 consisted of the following:

In thousands                                                       1995     1994
- --------------------------------------------------------------------------------

Properties held for sale                                       $ 14,275  $18,217
Property developments                                             7,575    9,045
Commercial mortgage loans and properties                        285,262       --
Net swap receivable                                              70,738       --
Mortgage-backed securities                                       27,815       --
Leveraged and direct financing leases of equipment               89,441   55,413
Low-income housing                                                6,420      802
Other                                                             3,294    3,589
                                                               --------  -------
                                                               $504,820  $87,066
                                                               ========  =======

In the first quarter of 1995, the Company exchanged preferred stock of a subsidiary of $40,000,000 for investments in mortgage-backed securities of $32,000,000 and corporate debt securities of $8,000,000 in a noncash transaction. The preferred stock was subsequently redeemed for $40,000,000 cash in the fourth quarter of 1995. The mortgage-backed securities of $27,815,000 at December 31, 1995 are recorded at fair value which approximates cost and are classified as available-for-sale securities.


In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256,000,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. The mortgage-related assets relate to commercial real estate located throughout the U.S. and include 26 subperforming, variable rate, balloon loans and five foreclosed properties. In conjunction with this transaction, the Company simultaneously entered into a ten-year swap agreement and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $9,000,000 per year and a portion (estimated to be $197,000,000 at December 31, 1995) of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse note payable. In addition, in the event that the pool of mortgage-related assets does not generate income of $9,000,000 a year, the Company has a collateral right against the cash flow generated by a separate pool of mortgage-related assets (owned by a third party in which the Company has a minimal interest) which currently has a fair value of approximately $719,000,000. The Company entered into the swap and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets. The Company expects to recover its net investment in the mortgage-related assets and net swap receivable of $100,000,000 (net of the related nonrecourse note payable) through its expected net cash flow of $9,000,000 per year for ten years and its estimated share of the proceeds from disposition of the mortgage-related assets and principal repayments of $118,000,000.

The Company evaluates whether the mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss would be recognized through income. The estimated fair value of the commercial mortgage loans and properties, based on discounted future cash flows, approximates cost at December 31, 1995. The net swap receivable is recorded at fair value, based on the estimated future cash flows discounted at the current market interest rate. Any adjustments to the carrying value of the net swap receivable due to changes in expected future cash flows or interest rates are recorded through income.

The Company's investment in leveraged and direct financing leases relates to equipment used primarily in the transportation, mining and paper processing industries.

   The components of the investment in leveraged and direct financing leases at December 31, 1995 and 1994 were as shown below:

In thousands                                                     1995     1994
- ------------------------------------------------------------------------------
Lease contracts receivable
  (net of principal and interest on nonrecourse financing)  $102,625  $ 46,798
Estimated residual value of leased assets                     25,601    21,548
Unearned and deferred income                                 (38,785)  (12,933)
                                                            --------   -------
Investment in leveraged and direct financing leases           89,441    55,413
Deferred income taxes related to leveraged and direct
  financing leases                                           (38,978)  (40,656)
                                                            --------  --------
Net investment in leveraged and direct financing leases     $ 50,463  $ 14,757
                                                            ========  ========

In 1995, the Company had a gain on the sale of equipment previously covered under leveraged leases of $4,115,000.

- ------------------------------------------------------------------------------
Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Goodwill is being amortized on a straight-line basis over 15 to 40 years. The Company assesses the recoverability of unamortized goodwill and the other long-lived assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization or depreciation over the remaining useful life of the asset. For any long-lived assets which are determined to be impaired, a loss would be recognized for the difference between the carrying value and the fair value for assets to be held or the net realizable value for assets to be disposed of. This policy is consistent with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.

   Amortization expense was $16,335,000 in 1995, $14,031,000 in 1994, and
$13,268,000 in 1993. Accumulated goodwill amortization was $100,242,000 and $79,672,000, at December 31, 1995 and 1994, respectively.

- ------------------------------------------------------------------------------
Other Assets as of December 31, 1995 and 1994 consisted of the following:


In thousands                                                    1995       1994
- -------------------------------------------------------------------------------
Other intangible assets                                     $126,418   $134,083
Accumulated amortization of other intangible assets          (59,727)   (64,455)
Cash surrender value of life insurance policies               35,923     19,211
Investment in unconsolidated affiliates                       30,849     25,481
Prepaid pension assets                                        32,994     28,566
Other                                                         54,950     52,145
                                                            --------   --------
                                                            $221,407   $195,031
                                                            ========   ========

Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over three to 17 years. Amortization expense was $8,696,000 in 1995, $8,313,000 in 1994 and$8,606,000 in 1993.

- ------------------------------------------------------------------------------
Short-Term Debt as of December 31, 1995 and 1994 consisted of the following:

In thousands                                                       1995     1994
- --------------------------------------------------------------------------------

Commercial paper                                               $ 93,728  $    --
Current maturities of long-term debt                              7,949    2,009
Bank overdrafts                                                  64,663   45,968
Other borrowings by foreign subsidiaries                          9,848   19,025
                                                               --------  -------
                                                               $176,188  $67,002
                                                               ========  =======

The weighted average interest rate on other foreign borrowings was 6.3% at December 31, 1995 and 6.1% at December 31, 1994.

- --------------------------------------------------------------------------------
Retirement Plans - The Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company's contributions to these plans were $9,900,000 in 1995, $8,400,000 in 1994 and $6,900,000 in 1993.
The Company provides the majority of its employees with pension benefits. The Company's principal domestic plan provides benefits based on years of service and compensation levels during the latter years of employment. Other domestic and foreign plans provide benefits similar to the principal domestic plan.

   Subject to the limitation on deductibility imposed by Federal income tax laws, the Company's policy has been to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. No contributions to the principal plan were made in 1995, 1994 or 1993. Contributions to international and other domestic plans were minimal in 1995, 1994 and 1993. Domestic plan assets consist primarily of listed common stocks and debt securities.

The components of net pension expense for the years ended December 31, 1995, 1994 and 1993 were as shown below:


In thousands                                       1995       1994       1993
- --------------------------------------------------------------------------------
Service cost                                     $ 24,369   $ 21,622   $ 21,757
Interest cost on projected benefit obligation      33,972     32,800     29,832
Actual return on plan assets                      (99,364)    (4,655)   (48,002)
Net amortization and deferral                      49,102    (38,278)     7,879
                                                 --------   --------   --------
 Net pension expense                             $  8,079   $ 11,489   $ 11,466
                                                 ========   ========   ========


The following table sets forth the funded status and amounts recognized in the Company's Statement of Financial Position at December 31, 1995 and 1994:


                                                      1995                      1994
                                      ---------------------    ---------------------
In thousands                           Domestic     Foreign     Domestic     Foreign
- ------------------------------------------------------------------------------------
Actuarial present value of
   benefit obligations:
   Vested                             $(269,601)   $(72,237)   $(244,931)   $(65,919)
   Non-vested                           (54,992)    (14,130)     (43,866)    (13,389)
                                      ---------    --------    ---------    --------
Accumulated benefit obligation         (324,593)    (86,367)    (288,797)    (79,308)
Effect of projected wage increases      (38,550)    (15,332)     (36,099)    (14,013)
                                      ---------    --------    ---------    --------
Projected benefit obligation           (363,143)   (101,699)    (324,896)    (93,321)
Plan assets at fair value               443,910     103,631      375,632      97,771
                                      ---------    --------    ---------    --------
Plan assets in excess of
   projected benefit obligation          80,767       1,932       50,736       4,450
Unrecognized net gain                   (84,421)     (6,379)     (56,385)     (6,909)
Unrecognized prior service cost          35,299          32       40,620          29
Unrecognized transition asset           (20,389)     (8,314)     (24,461)     (9,073)
Adjustment to recognize minimum
   liability                             (3,448)       (492)      (1,140)       (587)
                                      ---------    --------    ---------    --------
Prepaid (accrued) pension asset
   (liability)                        $   7,808    $(13,221)   $   9,370    $(12,090)
                                      =========    ========    =========    ========


The significant actuarial assumptions at December 31, 1995, 1994 and 1993 were as follows:


                                                1995         1994         1993
- ------------------------------------------------------------------------------
Domestic plans:
   Discount rate                                7.75%        8.50%        7.60%
   Expected long-term rate of return on
      plan assets                              10.00%       10.00%        9.00%
   Rate of increase in future
      compensation levels                       4.00%        4.30%        4.30%
Foreign plans:
   Discount rate                           5.50-9.00%   5.50-9.00%   5.50-9.00%
   Expected long-term rate of return on
      plan assets                          5.50-9.00%   5.50-9.00%   5.50-9.00%


- ------------------------------------------------------------------------------
Postretirement Health Care Benefits- The Company provides health care benefits to the majority of domestic employees and their covered dependents. Generally, employees who have reached age 55 and rendered 10 years of service are eligible for these benefits, which are subject to retiree contributions, deductibles, copayment provisions and other limitations.
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This standard requires that the expected cost of health care benefits be charged to expense during the service lives of employees rather than the cash basis method previously used. The Company has elected to amortize the unfunded accumulated postretirement benefit obligation (APBO) of $145,500,000 as of January 1, 1993 over 20 years.
   A one-percentage point increase in the health care cost trend rate would increase the APBO as of December 31, 1995 by approximately $13,698,000 and the sum of the 1995 annual service and interest cost by approximately $1,597,000.
   The costs of postretirement health care benefits under SFAS No. 106 for the years ended December 31, 1995, 1994 and 1993 were as shown below:

In thousands                                    1995     1994     1993
- ------------------------------------------------------------------------
Service cost                                   $ 2,110  $ 2,187  $ 2,312
Interest cost on accumulated postretirement
 benefit obligation                             10,077   10,715   11,912
Net amortization and deferral                    5,581    7,519    6,968
                                               -------  -------  -------
Net postretirement benefit cost                $17,768  $20,421  $21,192
                                               =======  =======  =======

The following table sets forth the amounts recognized in the Company's Statement of Financial Position at December 31, 1995 and 1994:

In thousands                                            1995         1994
- ------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                             $(90,504)   $(91,691)
 Active employees                                      (31,952)    (29,661)
                                                      --------    --------
                                                      (122,456)   (121,352)
Unrecognized transition obligation                     122,555     129,764
Unrecognized net gain                                  (27,284)    (28,689)
                                                      --------    --------
Accrued postretirement benefit cost                   $(27,185)   $(20,277)
                                                      ========    ========

The significant actuarial assumptions at December 31, 1995, 1994 and 1993 were as follows:

                                                   1995       1994        1993
- -------------------------------------------------------------------------------
Discount rate                                     7.75%       8.50%       7.60%
Health care cost trend rate:
  Current rate                                    7.00%       8.00%      10.00%
  Ultimate rate in 1998                           5.00%       5.00%       5.00%

- --------------------------------------------------------------------------------
Accrued Expenses as of December 31, 1995 and 1994 consisted of accruals for:


In thousands                                                   1995      1994
- --------------------------------------------------------------------------------
Compensation and employee benefits                           $196,002  $161,728
Taxes, other than income taxes                                 19,202    17,727
Customer deposits                                              24,966    20,019
Other                                                         151,532   117,557
                                                             --------  --------
                                                             $391,702  $317,031
                                                             ========  ========

- --------------------------------------------------------------------------------
Long-Term Debt at December 31, 1995 and 1994 consisted of the following:

In thousands                                                   1995      1994
- --------------------------------------------------------------------------------
7.5% notes due December 1, 1998                              $125,000  $125,000
5.875% notes due March 1, 2000                                125,000   125,000
6.28% nonrecourse note due semiannually through
  December 31, 2005                                           256,000        --
Commercial paper                                               75,000        --
Other, including capitalized lease obligations                 42,506    24,996
                                                             --------  --------
                                                              623,506   274,996
Current maturities                                             (7,949)   (2,009)
                                                             --------  --------
                                                             $615,557  $272,987
                                                             ========  ========

   In 1991, the Company issued $125,000,000 of 7.5% notes due December 1, 1998 at 99.892% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 7.6%.

   In 1993, the Company issued $125,000,000 of 5.875% notes due March 1, 2000 at 99.744% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 5.9%.

   The quoted market prices of the 7.5% and 5.875% notes exceeded the carrying values by approximately $6,000,000 at December 31, 1995, and were less than the carrying values by approximately $14,000,000 at December 31, 1994.

   In December 1995, the Company issued a $256,000,000 6.28% note at face value. The note has a nonrecourse provision relative to the commercial mortgage loans and properties and the net swap receivable, which are included in investments.


   In 1992, the Company entered into a $300,000,000 revolving credit facility
(RCF) expiring on August 14, 1997, which provides for borrowing under a number of options and which may be reduced or canceled at any time at the Company's option. In July 1994, the Company canceled $150,000,000 of the RCF. In August 1995, the Company entered into another RCF for $175,000,000 expiring on August 21, 1996, which provides for borrowings under a number of options and which may be reduced or canceled at any time at the Company's option. There were no amounts outstanding under these facilities as of December 31, 1995.

   Each RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1995.

   Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issue. The Company maintains unused commitments under the RCF's equal to any commercial paper borrowings. The weighted average interest rate on commercial paper outstanding at December 31, 1995 was 5.85%. No commercial paper was outstanding at December 31, 1994.

   The commercial paper balance expected to remain outstanding beyond one year has been classified as long-term in the accompanying Statement of Financial Position, reflecting the Company's intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance has been classified as short-term.

   Other debt bears interest at rates ranging from 2.2% to 14.2%, with maturities through the year 2015.

   Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands
- ----------------------------------------------------------------------------
1997                                                                $103,068
1998                                                                 148,097
1999                                                                  18,140
2000                                                                 142,092
2001 and future years                                                204,160
                                                                    --------
                                                                    $615,557
                                                                    ========

- ----------------------------------------------------------------------------
Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue any preferred stock.
- -------------------------------------------------------------------------------
Common Stock, without par value, and Common Stock Held in Treasury transactions during 1995,1994 and 1993 were as shown below.

   On May 7, 1993, the Board of Directors authorized a two-for-one split of the Company's common stock, with a distribution date of June 18, 1993, at a rate of one additional share for each common share held by stockholders of record on June 1, 1993. All per-share data in this report is calculated on a post-split basis.

                                                                   Common Stock
                                               Common Stock       Held in Treasury
                                          ---------------------   --------------------
Dollars in thousands                           Shares    Amount      Shares     Amount
- --------------------------------------------------------------------------------------
Balance, December 31, 1992                 56,078,291  $150,944     (71,584)   $(1,960)
During 1993 -
  Adjustment to reflect the
     June 1993 stock split                 56,078,291        --     (71,584)        --
  Stock options exercised                     403,558     5,693      27,348        991
  Shares surrendered on exercise
    of stock options                           (5,274)     (194)    (27,348)      (991)
  Tax benefits related to stock
    options exercised                              --     2,114          --         --
  Shares issued for
    acquisitions                              718,810    10,931          --         --
  Shares issued for stock
    incentive and restricted
    stock grants                               19,212       697         400          5
                                          -----------   -------    --------     ------
Balance, December 31, 1993                113,292,888   170,185    (142,768)    (1,955)
During 1994 -
  Stock options exercised                    199,679      3,851      22,653        994
  Shares surrendered on exercise
    of stock options                         (14,531)      (635)    (22,653)      (994)
  Tax benefits related to
    stock options exercised                       --      1,212          --         --
  Shares issued for
    acquisitions                             476,464     20,726          --         --
  Shares issued for
    restricted stock grants                  146,000      5,827         200          3
                                          -----------   -------    --------     ------
Balance, December 31, 1994                114,100,500   201,166    (142,568)    (1,952)
During 1995-
 Stock options exercised                      382,587     7,300       2,113        118
  Shares surrendered on exercise
   of stock options                            (4,626)     (243)     (2,113)      (118)
  Tax benefits related to stock
   options exercised                               --     2,528          --         --
   Shares issued for
   acquisitions                             3,876,477    27,501          --         --
   Shares issued for stock
   incentive and restricted
   stock grants                                14,091     1,436       6,300         86
                                          -----------  --------    --------   --------
    Balance, December 31, 1995            118,369,029  $239,688    (136,268)  $ (1,866)
                                          ===========  ========    ========   ========
Authorized, December 31, 1995             150,000,000
                                          ===========

- ------------------------------------------------------------------------------
Stock Options have been issued to officers and other employees under the Company's 1979 Stock Incentive Plan. At December 31, 1995, 4,604,115 shares were reserved for issuance under the plan. Option prices are 100% of the common stock fair market value on the date of grant.
   Stock option transactions during 1995, 1994 and 1993 were as shown below:

                                       Number of Shares   Price per Share
- ---------------------------------------------------------------------------
Under Option at December 31, 1992        2,102,826        $ 7.13 to 32.50
During 1993-
    Granted                                688,008         36.38 to 37.00
    Exercised                             (430,906)         7.13 to 29.75
    Canceled or expired                    (25,402)        20.69 to 29.75
                                         ---------
Under option at December 31, 1993        2,334,526          8.19 to 37.00
During 1994-
    Granted                                126,358         40.13 to 44.38
    Exercised                             (222,332)         8.19 to 36.38
    Canceled or expired                    (15,000)        29.75 to 36.38
                                         ---------
Under option at December 31, 1994        2,223,552          8.19 to 44.38
During 1995-
    Granted                                777,165         50.38 to 60.25
    Exercised                             (384,700)         8.19 to 36.38
    Canceled or expired                    (38,938)        29.75 to 36.38
                                         ---------
Under option at December 31, 1995        2,577,079          8.78 to 60.25
                                         =========
Exercisable at December 31, 1995         1,428,664          8.78 to 44.38
Reserved for grant-December 31, 1994     2,777,241
                  -December 31, 1995     2,027,036

Effective starting in 1996, Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which does not require that compensation cost be recognized, and will disclose the pro forma effect of applying SFAS No. 123 beginning in 1996.

- ------------------------------------------------------------------------------
Cash Dividends Declared were $.64 per share in 1995, $.56 per share in 1994 and $.50 per share in 1993.

QUARTERLY AND COMMON STOCK DATA

Quarterly Financial Data (Unaudited)


                                                                                                     Three Months Ended
                     --------------------------------------------------------------------------------------------------
In thousands                     March 31                   June 30               September 30              December 31
except per           --------------------    ----------------------    -----------------------    ---------------------
share amounts            1995        1994          1995        1994          1995         1994         1995        1994
Operating revenues   $929,085    $771,439    $1,090,713    $881,042    $1,045,134     $870,911    1,087,238    $937,923

Cost of revenues      616,022     520,264       706,419     583,910       689,018      579,917      705,617     606,026

Operating income      119,971      87,547       171,583     117,702       164,583      122,063      170,375     147,998

Net income             75,031      50,915       106,248      70,727       100,016       71,399      106,313      84,742

Net income per share      .66         .45           .91         .62           .85          .63          .90         .75
- -----------------------------------------------------------------------------------------------------------------------

Common Stock Price and Dividend Data-
The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1995 and 1994 were as shown below:

                                        Market Price
                                          Per Share      Dividends
                                      ----------------        Paid
                                         High      Low   Per Share
- ------------------------------------------------------------------
1995
First quarter                         $48-7/8  $39-3/4       $.15
Second quarter                         55-5/8   46            .15
Third quarter                          65-1/2   54-1/4        .15
Fourth quarter                         64-1/4   54-1/2        .17

1994
First quarter
Second quarter                        $45-1/8  $37           $.13
Third quarter                          42-1/4   36-3/4        .13
Fourth quarter                         44-7/8   37            .13
                                       45-1/2   39-5/8        .15

The approximate number of holders of record of common stock as of February 20, 1996 was 3,900. This number does not include beneficial owners of the Company's securities held in the name of nominees.

ELEVEN-YEAR FINANCIAL SUMMARY

Dollars and shares in thousands except per share amounts
                                                               1995        1994
Income:
Operating revenues                                       $4,152,170   3,461,315
Cost of revenues                                         $2,717,076   2,290,117
Selling, administrative and research and development
  expenses                                               $  776,583     666,576
Amortization of goodwill and other intangible assets     $   25,031      22,344
Amortization of retiree health care                      $    6,968       6,968
Operating income                                         $  626,512     475,310
Interest expense                                         $  (31,581)    (26,943)
Other income (expense)                                   $   28,777       1,916
Income before income taxes                               $  623,708     450,283
Income taxes                                             $  236,100     172,500
Net income                                               $  387,608     277,783
  Per share                                              $     3.29        2.45

Financial Position:
Net working capital                                      $  681,558     634,500
Net plant and equipment                                  $  694,941     641,235
Total assets                                             $3,667,018   2,580,498
Long-term debt                                           $  615,557     272,987
Total debt                                               $  791,745     339,989
Stockholders' equity                                     $1,924,237   1,541,521

Other Data:
Operating income:
  Return on operating revenues                                 15.1%       13.7%
Net income:
  Return on operating revenues                                  9.3%        8.0%
  Return on average stockholders' equity                       22.4%       19.8%
Cash dividends paid                                      $   71,783      61,162
  Per share - paid                                       $      .62         .54
            - declared                                   $      .64         .56
Book value per share                                     $    16.27       13.53
Common stock market price at year-end                    $    59.00       43.75
Long-term debt to total capitalization                         24.2%       15.0%
Total debt to total capitalization                             29.2%       18.1%
Shares outstanding:
  At December 31                                            118,233     113,958
  Average during year                                       117,989     113,387
Plant and equipment additions                            $  150,176     131,055
Depreciation                                             $  126,900     109,805
Research and development expenses                        $   52,700      48,700
Employees at December 31                                     21,200      19,500

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.


ELEVEN-YEAR FINANCIAL SUMMARY continued
                                                                   1993         1992
Income:
Operating revenues                                           $3,159,181    2,811,645
Cost of revenues                                             $2,122,286    1,858,752
Selling, administrative and research and development
   expenses                                                  $  638,560      589,423
Amortization of goodwill and other intangible assets         $   21,874       22,169
Amortization of retiree health care                          $    6,968           --
Operating income                                             $  369,493      341,301
Interest expense                                             $  (35,025)     (42,852)
Other income (expense)                                       $    1,402       11,331
Income before income taxes                                   $  335,870      309,780
Income taxes                                                 $  129,300      117,700
Net income                                                   $  206,570      192,080
   Per share                                                 $     1.83         1.72

Financial Position:
Net working capital                                          $  547,506      492,118
Net plant and equipment                                      $  583,765      524,116
Total assets                                                 $2,336,891    2,204,187
Long-term debt                                               $  375,641      251,979
Total debt                                                   $  482,714      335,240
Stockholders' equity                                         $1,258,669    1,339,673

Other Data:
Operating income:
   Return on operating revenues                              %     11.7         12.1
Net income:
   Return on operating revenues                              %      6.5          6.8
   Return on average stockholders' equity                    %     15.9         15.1
Cash dividends paid                                          $   55,175       50,290
   Per share - paid                                          $      .49          .45
             - declared                                      $      .50          .46
Book value per share                                         $    11.12        11.96
Common stock market price at year-end                        $    39.00        32.62
Long-term debt to total capitalization                       %     23.0         15.8
Total debt to total capitalization                           %     27.7         20.0
Shares outstanding:
   At December 31                                               113,150      112,014
   Average during year                                          112,979      111,746
Plant and equipment additions                               $   119,931      115,313
Depreciation                                                $   109,852      100,462
Research and development expenses                           $    47,200       42,500
Employees at December 31                                         19,000       17,800


ELEVEN-YEAR FINANCIAL SUMMARY continued
                                                                   1991         1990
Income:
Operating revenues                                          $ 2,639,650    2,544,153
Cost of revenues                                            $ 1,759,288    1,686,423
Selling, administrative and research and development
   expenses                                                 $   551,865      512,685
Amortization of goodwill and other intangible assets        $    23,979       19,181
Amortization of retiree health care                         $        --           --
Operating income                                            $   304,518      325,864
Interest expense                                            $   (44,342)     (39,190)
Other income (expense)                                      $    27,583       13,209
Income before income taxes                                  $   287,759      299,883
Income taxes                                                $   107,200      117,500
Net income                                                  $   180,559      182,383
   Per share                                                $      1.62         1.68

Financial Position:
Net working capital                                         $   442,041      615,055
Net plant and equipment                                     $   525,695      483,549
Total assets                                                $ 2,257,139    2,150,307
Long-term debt                                              $   307,082      430,632
Total debt                                                  $   489,189      495,952
Stockholders' equity                                        $ 1,212,051    1,091,842

Other Data:
Operating income:
   Return on operating revenues                             %      11.5         12.8
Net income:
   Return on operating revenues                             %       6.8          7.2
   Return on average stockholders' equity                   %      15.7         18.6
Cash dividends paid                                         $    44,108       35,861
   Per share - paid                                         $       .40          .33
             - declared                                     $       .42          .35
Book value per share                                        $     10.88         9.96
Common stock market price at year-end                       $     31.88        24.13
Long-term debt to total capitalization                      $      20.2         28.3
Total debt to total capitalization                          $      28.8         31.2
Shares outstanding:
   At December 31                                              111,436       109,610
   Average during year                                         111,178       108,872
Plant and equipment additions                              $   106,036       101,183
Depreciation                                               $    91,414        82,913
Research and development expenses                          $    40,300        40,300
Employees at December 31                                        18,700        18,400

ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                                  1989          1988
Income:
Operating revenues                                          $2,172,747     1,929,805
Cost of revenues                                            $1,450,116     1,287,297
Selling, administrative and research and development
   expenses                                                 $  417,520       377,003
Amortization of goodwill and other intangible assets        $   15,829        13,106
Amortization of retiree health care                         $       --            --
Operating income                                            $  289,282       252,399
Interest expense                                            $  (30,995)      (26,109)
Other income (expense)                                      $   10,735         6,522
Income before income taxes                                  $  269,022       232,812
Income taxes                                                $  105,200        92,800
Net income                                                  $  163,822       140,012
   Per share                                                $     1.53          1.33

Financial Position:
Net working capital                                         $  440,406       392,283
Net plant and equipment                                     $  413,578       342,794
Total assets                                                $1,687,985     1,380,237
Long-term debt                                              $  334,407       255,907
Total debt                                                  $  370,507       257,597
Stockholders' equity                                        $  871,124       744,727

Other Data:
Operating income:
   Return on operating revenues                                   13.3          13.1
Net income:
   Return on operating revenues                             %      7.5           7.3
   Return on average stockholders' equity                   %     20.3          20.7
Cash dividends paid                                         $   28,747        23,027
   Per share - paid                                         $      .27           .22
             - declared                                     $      .28           .23
Book value per share                                        $     8.12          7.05
Common stock market price at year-end                       $    22.44         17.25
Long-term debt to total capitalization                      $     27.7          23.3
Total debt to total capitalization                          $     29.8          25.7
Shares outstanding:
   At December 31                                              107,332       105,588
   Average during year                                         107,028       105,350
Plant and equipment additions                               $   84,263        84,107
Depreciation                                                $   68,890        62,064
Research and development expenses                           $   32,500        26,588
Employees at December 31                                        15,700        14,200


ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                                  1987          1986
Income:
Operating revenues                                          $1,698,353       961,077
Cost of revenues                                            $1,117,990       622,310
Selling, administrative and research and development
   expenses                                                 $  344,661       239,861
Amortization of goodwill and other intangible assets        $   16,812         8,635
Amortization of retiree health care                         $       --            --
Operating income                                            $  218,890        90,271
Interest expense                                            $  (33,439)      (14,468)
Other income (expense)                                      $   14,333        67,480
Income before income taxes                                  $  199,784       143,283
Income taxes                                                $   93,600        63,700
Net income                                                  $  106,184        79,583
   Per share                                                $     1.03           .78

Financial Position:
Net working capital                                         $  332,290       293,575
Net plant and equipment                                     $  318,690       317,829
Total assets                                                $1,334,063     1,309,886
Long-term debt                                              $  309,515       468,269
Total debt                                                  $  357,249       503,998
Stockholders' equity                                        $  608,541       476,550

Other Data:
Operating income:
   Return on operating revenues                             %     12.9           9.4
Net income:
   Return on operating revenues                             %      6.3           8.3
   Return on average stockholders' equity                   %     19.6          18.1
Cash dividends paid                                         $   20,144        18,295
   Per share - paid                                         $      .20           .18
             - declared                                     $      .20           .18
Book value per share                                        $     5.88          4.65
Common stock market price at year-end                       $    16.50         12.97
Long-term debt to total capitalization                      $     33.7          49.6
Total debt to total capitalization                          $     37.0          51.4
Shares outstanding:
   At December 31                                              103,560       102,508
   Average during year                                         103,272       102,206
Plant and equipment additions                               $   61,052        44,722
Depreciation                                                $   57,839        37,213
Research and development expenses                           $   24,739        13,161
Employees at December 31                                        13,600        13,700

ELEVEN-YEAR FINANCIAL SUMMARY continued
                                                                  1985
Income:
Operating revenues                                          $  596,127
Cost of revenues                                            $  390,501
Selling, administrative and research and development
   expenses                                                 $  125,017
Amortization of goodwill and other intangible assets        $      715
Amortization of retiree health care                         $       --
Operating income                                            $   79,894
Interest expense                                            $   (1,917)
Other income (expense)                                      $   (8,030)
Income before income taxes                                  $   69,947
Income taxes                                                $   38,400
Net income                                                  $   31,547
   Per share                                                $      .31

Financial Position:
Net working capital                                         $  172,201
Net plant and equipment                                     $  137,001
Total assets                                                $  521,850
Long-term debt                                              $    9,995
Total debt                                                  $   17,618
Stockholders' equity                                        $  403,439

Other Data:
Operating income:
   Return on operating revenues                             %     13.4
Net income:
   Return on operating revenues                             %      5.3
   Return on average stockholders' equity                   %      8.1
Cash dividends paid                                         $   17,095
   Per share - paid                                         $      .17
             - declared                                     $      .18
Book value per share                                        $     4.00
Common stock market price at year-end                       $     8.75
Long-term debt to total capitalization                      $      2.4
Total debt to total capitalization                          $      4.2
Shares outstanding:
   At December 31                                              100,796
   Average during year                                         100,558
Plant and equipment additions                               $   39,062
Depreciation                                                $   27,312
Research and development expenses                           $    7,795
Employees at December 31                                         7,300

39