Form 10-K, Exhibit 13
period 1996-12-31
ILLINOIS TOOL WORKS INC
filed 1997-03-27
CIK 49826

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

Illinois Tool Works Inc. is a multinational manufacturer of highly engineered components and industrial systems with three business segments: Engineered Components, Industrial Systems and Consumables, and Leasing and Investments. These segments are described below. Overall, the Company believes that the majority of the increase in operating revenues is due to higher sales volume rather than increased sales prices.

Engineered Components Segment

Businesses in this segment manufacture short lead-time plastic and metal components, fasteners and assemblies; industrial fluids and adhesives; fastening tools; and welding products. This segment primarily serves the construction, automotive and general industrial markets.

Dollars in millions

Operating
Revenues            1996                1995                1994
----------------------------------------------------------------------
Domestic          $1,841              $1,356              $1,204
International        903                 751                 624
                  ------              ------              ------
Total             $2,744              $2,107              $1,828
                  ======              ======              ======

Operating           1996                1995                1994
Income        Income    Margin    Income    Margin    Income    Margin
----------------------------------------------------------------------
Domestic        $294      16.0%     $226      16.7%     $189      15.7%
International    115      12.7        97      12.9        77      12.3
                ----                ----                ----
Total           $409      14.9      $323      15.3      $266      14.6
                ====                ====                ====

Domestic

Acquisitions (primarily Hobart Brothers and Medalist Industries) contributed approximately 75% to the increase in domestic revenues in 1996 versus 1995. The automotive and industrial components businesses also contributed to the revenue and operating income growth as a result of new products supported by healthy U.S. car and appliance markets. Construction businesses also contributed to the revenue and operating income growth due to increased market share in residential and commercial construction markets and increased penetration in the hardware and home center distribution channels. Lower margins at Hobart and Medalist more than offset the margin increases in the automotive and industrial components and construction businesses.

In 1995, successful penetration in the automotive markets with fasteners and components largely contributed to the increase in domestic revenues compared with 1994. The welding products businesses also contributed to the revenue growth due to new product introductions and a stronger U.S. economy. Increased distribution efficiencies, continued penetration with new products and steady commercial construction markets throughout the year led to increased revenues for the construction businesses. Operating income and margins were up due to a reduction of manufacturing costs and revenue growth in the construction and automotive businesses.

International

Substantially all of the revenue and operating income increase in 1996 versus 1995 was due to acquisitions, primarily in the European automotive and appliance industries. Weak European construction markets caused revenues and operating income to decline in the construction businesses which moderated the revenue and operating income growth from acquisitions and from the core automotive businesses. Margins were down due to the decline in revenues for construction operations, the lower prices and unit volume in the French automotive markets and the weak European appliance market. Foreign currency fluctuations in 1996 versus 1995 had a minimal effect on revenue and earnings. Seventy-six percent of international revenues are from European operations.

Strong performances in the European automotive markets in 1995 versus 1994 resulted in increased international revenues and operating income. Revenue declines in the construction businesses as a result of soft Australian and German markets moderated international revenue growth. Operating income and margins increased as a result of revenue gains in the European automotive businesses. These gains were partially offset by lower operating income in the international construction businesses. Foreign currency fluctuations in 1995 versus 1994 increased revenues by $51 million and operating income by $8 million.

Industrial Systems and Consumables Segment

Businesses in this segment manufacture longer lead-time systems and related consumables for consumer and industrial packaging; marking, labeling and identification systems; industrial spray coating equipment and systems; and quality assurance equipment and systems. The largest markets served by this segment are food and beverage, general industrial, and industrial capital goods.

Dollars in millions

Operating
Revenues            1996                1995                1994
----------------------------------------------------------------
Domestic          $1,277              $1,217              $1,025
International        908                 828                 608
                  ------              ------              ------
Total             $2,185              $2,045              $1,633
                  ======              ======              ======

Operating           1996                1995                1994
Income        Income    Margin    Income    Margin    Income    Margin
----------------------------------------------------------------------
Domestic        $261      20.4%     $222      18.2%     $161      15.7%
International    106      11.7        82       9.9        48       7.9
                ----                ----                ----
Total           $367      16.8      $304      14.9      $209      12.8
                ====                ====                ====

Domestic

The finishing systems operations, which benefited from new customers, and the specialty packaging businesses, which had steady demand from general industrial markets, were the major contributors to revenue growth in 1996 compared with 1995. Approximately 42% of the increase in revenues was attributed to acquisitions. Operating income grew at Signode, specialty packaging and quality measurement operations as a result of shorter lead-times for equipment
and improved manufacturing efficiencies.   Margins increased due to cost
reductions and lower raw material costs in most of the operations.

Stronger demand in 1995 for industrial packaging products and increased market penetration in the beverage markets for the consumer packaging businesses resulted in an increase in domestic revenues and operating income compared with 1994. Approximately 50% of the increase in domestic revenues was attributed to 1995 acquisitions, primarily in the consumer packaging and finishing systems groups. New products for finishing systems operations resulted in higher revenues but lower margins as a result of product mix. The industrial packaging businesses' margins increased due to process improvements and new product introductions.

International

In 1996, revenues increased by $126 million compared with 1995 due to acquisitions, primarily in the Signode and specialty packaging operations. Soft European construction, steel and general industrial markets resulted in lower demand for Signode products, which moderated the revenue growth. Despite weak demand in the European packaging and general industrial markets, revenues increased in the specialty packaging and finishing systems businesses due to increased demand and new customers, respectively. Operating income increased in 1996 primarily due to lower nonrecurring costs of $10 million and acquisitions. Margins increased in 1996 mainly due to the lower nonrecurring costs. Foreign currency translation decreased revenues by $23 million and operating income by $2 million in 1996 versus 1995. Seventy-six percent of international revenues are from European operations.

In 1995, the international industrial packaging businesses led the revenue and operating income growth followed by the consumer packaging operations. Acquisitions accounted for approximately 40% of the revenue growth, mainly in the industrial packaging businesses. The finishing systems businesses showed growth as well due to market share gains in the European automotive and general industrial markets and increased revenue in the Japanese market. Margins increased due to new product introductions and cost reductions for the industrial packaging businesses and European finishing systems operations. Foreign currencies also increased revenues by $65 million and operating income by $8 million.

LEASING AND INVESTMENTS SEGMENT

The Company has historically had strong cash flows from its manufacturing operations. Although most of this cash has been reinvested in the manufacturing businesses, both through investments in capital equipment and through acquisitions, some of the excess cash has traditionally been used to make financial investments. These investments primarily include leveraged and direct financing leases of equipment, mortgage-related investments, investments in properties and property developments, and affordable housing investments.

In 1996, due to the increased significance of these investments, the Company's leasing and investments business began reporting as a separate segment. Accordingly, certain reclassifications of amounts in the 1995 statement of income have been made.

Dollars in millions

Operating
Revenues            1996                1995
--------------------------------------------
Domestic             $68                 $26

Operating
Income              1996                1995
--------------------------------------------
Domestic             $25                 $19

Revenues and operating income increased in 1996 primarily due to the commercial mortgage transaction entered into at year-end 1995. Operating income in 1995 included a nonrecurring gain on the sale of equipment under leveraged lease of $4.1 million.

In December 1996, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $266.3 million preferred stock of a subsidiary of $20 million and cash of $80 million. In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256 million, preferred stock of a subsidiary of $20 million and cash of $80 million. The mortgage-related assets for both transactions are located throughout the U.S. and include 32 subperforming, variable rate, balloon loans and six foreclosed properties at December 31, 1996. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $18 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $18 million a year, the Company has a collateral right against the cash flow generated by two separate pools of mortgage-related assets (owned by third parties in which the Company have minimal interests) which have a total fair value of approximately $1.689 billion at December 31, 1996. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

The Company expects to recover its net investment in the mortgage-related assets and net swap receivables of $211.7 million at December 31, 1996 (net of the related nonrecourse notes payable) through its expected net cash flow of $18 million per year for the remainder of the ten-year periods and its estimated share of the proceeds from disposition of the mortgage-related assets and principal repayments of an additional $239.9 million. The Company believes that because the swap counterparty is Aaa-rated and that significant collateral secures the net annual cash flow of $18.0 million, its risk of not recovering that portion of its net investment has been significantly mitigated. The Company currently believes that the disposition proceeds will be sufficient to recover the remainder of its net investment. However, there can be no assurances that all of the net investment will be recovered.

The net assets attributed to the Leasing and Investments Segment at December 31, 1996 and 1995 are summarized as follows:


In thousands                                  1996                1995
----------------------------------------------------------------------
Assets:
   Investments -
       Mortgage-related assets          $  731,577            $383,815
       Leases                               83,432              89,441
       Properties and affordable housing    50,462              28,270
       Other                                 7,221               3,294
   Deferred tax assets                     281,307              95,574
   Other assets                              3,052               4,077
                                        ----------            --------
                                         1,157,051             604,471
                                        ----------            --------


Liabilities:
   Debt -
       Nonrecourse notes payable           519,890             256,000
       Allocated general corporate debt    248,421             171,995
   Deferred investment income              269,595             105,949
   Preferred stock of subsidiary            40,000              20,000
   Other liabilities                        16,464               2,216
                                         ---------            --------
                                         1,094,370             556,160
                                         ---------            --------
Net assets                               $  62,681            $ 48,311
                                         =========            ========


Cost of Revenues

Cost of Revenues as a percentage of revenues was 65.7% in 1996 compared with 65.2% in 1995 and 66.2% in 1994. The increase in 1996 versus 1995 was mainly due to lower gross margins for acquired companies, while the decrease in 1995 versus 1994 was due to increased sales volume coupled with lower manufacturing costs.

Selling, Administrative and R&D Expenses

Selling, administrative, and research and development expenses were 17.5% of revenues in 1996 versus 18.6% in 1995 and 19.3% in 1994. This ratio continues to decline because of expense reductions as a result of a Company-wide objective to reduce administrative costs.

Interest Expense

Interest expense decreased to $27.8 million in 1996 versus $30 million in 1995 as a result of lower interest rates related to commercial paper and foreign borrowings. Interest expense increased slightly in 1995, from $26.9 million in 1994, primarily due to debt assumed from acquisitions. Interest costs of $24.8 million in 1996 and $1.6 million in 1995 attributed to the Leasing and Investments Segment have been classified in the segment's cost of revenues.

Other Income (Expense)

Other income (expense) was net other expense of $2.4 million in 1996 versus net other income of $7.7 million in 1995, primarily due to 1996 debt prepayment costs of $2.7 million related to debt assumed from acquired companies and foreign currency translation losses of $3.2 million in 1996 versus translation gains of $2.4 million in 1995. Other income increased in 1995 from $1.9 million in 1994 mainly as a result of higher interest income.

Income Taxes

The effective tax rate was 36.9% in 1996, 37.9% in 1995, and 38.3% in 1994. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded a valuation allowance on the net deferred income tax assets of $423.6 million at December 31, 1996 and $198.9 million at December 31, 1995, as it expects to continue to generate significant taxable income in future years.

Net Income

Net income in 1996 of $486.3 million ($3.93 per share) was 25.5% higher than the 1995 net income of $387.6 million ($3.29 per share). Net income for 1995 was 39.5% higher than 1994 net income of $277.8 million ($2.45 per share).

Foreign Currency

Foreign currency fluctuations had no material impact on revenues or earnings in 1996 versus 1995. The weakening of the U.S. dollar against foreign currencies in 1995 (primarily European currencies) resulted in increased operating revenues of $116 million and increased net income per share of approximately 10 cents per share.

As the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies, no material transactions to hedge foreign currency exposures occurred in 1996, 1995, or 1994.

Financial Position

Net working capital at December 31, 1996 and 1995 is summarized as follows:

Dollars                                                      Increase
in thousands                  1996               1995       (Decrease)
------------------------------------------------------------------------------
Current Assets:
  Cash and equivalents  $  137,699         $  116,600       $  21,099
  Trade receivables        840,092            741,327          98,765
  Inventories              526,016            518,964           7,052
  Other                    197,285            155,599          41,686
                        ----------         ----------       ---------
                         1,701,092          1,532,490         168,602
                        ----------         ----------       ---------

Current Liabilities:
  Short-term debt          390,425            176,188         214,237
  Accounts payable and
    accrued expenses       760,989            613,199         147,790
  Other                     67,911             61,545           6,366
                        ----------         ----------       ---------
                         1,219,325            850,932         368,393
                        ----------         ----------       ---------

Net Working Capital     $  481,767         $  681,558       $(199,791)
                        ==========         ==========       =========

Current Ratio                 1.40               1.80
                              ====               ====

The increase in trade receivables at December 31, 1996 was primarily due to 1996 acquisitions.

Short-term debt increased at December 31, 1996, primarily due to borrowings under an Australian cash advance facility which were used to fund the acquisition of Azon Limited. Accounts payable and accrued expenses increased at December 31, 1996 versus year-end 1995 mainly due to 1996 acquisitions.

Long-term debt at December 31, 1996 consisted of $125 million of 7.5% notes,$125 million of 5.875% notes, a $254 million nonrecourse 6.28% note, a $266 million 7.00% nonrecourse note and $80 million of capitalized lease obligations and other debt. Long-term debt increased $203 million from December 31, 1995, principally as a result of the issuance of the 7.00% note. Excluding the effect of the Leasing and Investments Segment, the percentage of total debt to total capitalization decreased to 15.9% at December 31, 1996 from 16.2% at December 31, 1995.

Stockholders' equity was $2.396 billion at December 31, 1996 compared with $1.924 billion at December 31, 1995. Affecting equity were earnings of $486 million, dividends declared of $89 million, the effect of pooling of interests acquisitions of $60 million and favorable currency translation adjustments of $7 million.

The Statement of Cash Flows for the years ended December 31, 1996 and 1995 is summarized below:

Dollars in thousands          1996                1995
------------------------------------------------------
Net income                $486,315           $ 387,608
Depreciation and
   amortization            178,233             151,931
Acquisitions              (343,595)           (212,426)
Additions to plant and
   equipment              (168,657)           (150,176)
Cash dividends paid        (85,481)            (71,783)
Net proceeds (repayments)
   of debt                 (14,833)            136,087
Purchase of investments   (104,159)           (126,300)
Other, net                  73,276             (75,208)
                          --------           ---------
Net increase in cash and
    equivalents            $21,099            $ 39,733
                          ========           =========

Net cash provided by operating activities of $629 million in 1996 was primarily used for acquisitions, for additions to plant and equipment, for cash dividends, to repay long-term debt assumed from acquisitions and to make investments. Net cash generated by operations in 1995 of $435 million was used mainly for repayment of commercial paper borrowings, for additions to plant and equipment and for cash dividends. Commercial paper borrowings in 1995 were primarily used to make investments and acquisitions.

Dividends paid per share increased 13% to $.70 per share in 1996 from $.62 per share in 1995. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.

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

The Company had no material commitments for capital expenditures at December 31, 1996 or 1995.

On February 14, 1997, the Board of Directors approved a two-for-one split of the Company's common stock, subject to approval at the Annual Meeting of Stockholders of an increase in the number of authorized common shares to 350,000,000 and a change to a common stock par value of $.01 per share. On May 27, 1997, an additional share for each common share held by stockholders of record on May 20, 1997, will be distributed.

FINANCIAL STATEMENTS

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

                                               For the Years Ended December 31
                                        --------------------------------------
In thousands except for per share amounts     1996          1995          1994
------------------------------------------------------------------------------
Operating Revenues                      $4,996,681    $4,178,080    $3,461,315
   Cost of revenues                      3,281,530     2,723,988     2,290,117
   Selling, administrative, and research
       and development expenses            875,386       776,112       666,576
   Amortization of goodwill and other
       intangible assets                    31,873        25,031        22,344
   Amortization of retiree health care       7,306         6,968         6,968
                                        ----------    ----------    ----------
Operating Income                           800,586       645,981       475,310
   Interest expense                        (27,834)      (29,991)      (26,943)
   Other income (expense)                   (2,437)        7,718         1,916
                                        ----------    ----------     ---------
Income Before Income Taxes                 770,315       623,708       450,283
   Income taxes                            284,000       236,100       172,500
                                        ----------    ----------     ---------
Net Income                              $  486,315    $  387,608     $ 277,783
                                        ==========    ==========     =========
Net Income Per Share of Common Stock         $3.93         $3.29         $2.45
                                             =====         =====         =====

------------------------------------------------------------------------------

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

                                               For the Years Ended December 31
                                        --------------------------------------
In thousands                                  1996          1995          1994
------------------------------------------------------------------------------
Balance, Beginning of Year              $1,673,320    $1,344,172    $1,129,435
    Net income                             486,315       387,608       277,783
    Cash dividends declared                (88,920)      (74,789)      (63,546)
    Effect of pooling of interests
       acquisitions                         34,429        16,329           500
                                        ----------    ----------    ----------
Balance, End of Year                    $2,105,144    $1,673,320    $1,344,172
                                        ==========    ==========    ==========

------------------------------------------------------------------------------

The Notes to Financial Statements are an integral part of these statements.

------------------------------------------------------------------------------
Report of Independent Public Accountants


To the Board of Directors of
Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related statements of income, income reinvested in the business and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Arthur Andersen LLP

Chicago, Illinois
January 28, 1997

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

                                                                   December 31
                                                      ------------------------
In thousands except shares                                1996            1995
------------------------------------------------------------------------------
Assets

Current Assets:
    Cash and equivalents                            $  137,699      $  116,600
    Trade receivables                                  840,092         741,327
    Inventories                                        526,016         518,964
    Deferred income taxes                              131,404          80,005
    Prepaid expenses and other current assets           65,881          75,594
                                                    ----------      ----------
        Total current assets                         1,701,092       1,532,490
                                                    ----------      ----------
Plant and Equipment:
    Land                                                68,362          60,486
    Buildings and improvements                         429,686         375,352
    Machinery and equipment                          1,282,274       1,076,950
    Equipment leased to others                         109,030          75,175
    Construction in progress                            51,744          32,621
                                                    ----------      ----------
                                                     1,941,096       1,620,584
    Accumulated depreciation                        (1,132,756)       (925,643)
                                                    ----------      ----------
        Net plant and equipment                        808,340         694,941

Investments                                            872,692         504,820
Goodwill                                               711,228         518,747
Deferred Income Taxes                                  292,152         118,913
Other Assets                                           420,658         221,407
                                                    ----------      ----------
                                                    $4,806,162      $3,591,318
                                                    ==========      ==========

Liabilities and Stockholders' Equity

Current Liabilities:
    Short-term debt                                 $  390,425      $  176,188
    Accounts payable                                   248,062         221,497
    Accrued expenses                                   512,927         391,702
    Cash dividends payable                              23,538          20,100
    Income taxes payable                                44,373          41,445
                                                    ----------      ----------
        Total current liabilities                    1,219,325         850,932
Noncurrent Liabilities:                             ----------      ----------
    Long-term debt                                     818,947         615,557
    Other                                              371,865         200,592
                                                    ----------      ----------
        Total noncurrent liabilities                 1,190,812         816,149
                                                    ----------      ----------

Stockholders' Equity:
    Preferred stock                                        --               --
    Common stock:
        Issued- 124,020,123 shares in 1996 and
                118,369,029 shares in 1995            273,864          239,688
    Income reinvested in the business               2,105,144        1,673,320
    Common stock held in treasury                      (1,841)          (1,866)

    Cumulative translation adjustment                  18,858           13,095
                                                   ----------       ----------
        Total stockholders' equity                  2,396,025        1,924,237
                                                   ----------       ----------
                                                   $4,806,162       $3,591,318
                                                   ==========       ==========

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

                                               For the Years Ended December 31
                                    ------------------------------------------
In thousands                            1996             1995             1994
------------------------------------------------------------------------------
Cash Provided by (Used for)
Operating Activities:

    Net income                      $486,315         $387,608        $ 277,783
    Adjustments to reconcile net
        income to net cash provided
        by operating activities:
       Depreciation and amortization 178,233          151,931          132,149
       Change in deferred income
           taxes                     (12,627)         (23,870)         (31,686)
       Provision for uncollectible
           accounts                    4,451            6,889            7,191
       (Gain) loss on sale of plant
           and equipment                 536            2,539             (261)
       Income from investments       (53,623)         (20,981)              --
       (Gain) loss on sale of
           operations and affiliates   2,076             (692)            (379)
       Other non-cash items, net        (165)          11,735           10,117
                                    --------         --------        ---------
          Cash provided by operating
              activities             605,196          515,159          394,914
    Change in assets and liabilities:
       (Increase) decrease in-
           Trade receivables         (11,461)         (27,869)         (81,180)
           Inventories                58,935          (22,830)          (8,053)
           Prepaid expenses and
               other assets          (30,428)         (11,636)           9,515
       Increase (decrease) in-
           Accounts payable          (22,396)         (20,020)          11,718
           Accrued expenses           22,326            2,061           45,839
           Income taxes payable        8,863          (11,764)          10,424
       Other, net                     (1,608)          11,451            4,280
                                    --------         --------        ---------
              Net cash provided by
                  operating
                  activities         629,427          434,552          387,457
                                    --------         --------        ---------
Cash Provided by (Used for)
  Investing Activities:
    Acquisition of businesses
        (excluding cash and
        equivalents)
        and additional interest in
        affiliates                  (343,595)        (212,426)         (43,365)
    Additions to plant and
        equipment                   (168,657)        (150,176)        (131,055)
    Purchase of investments         (104,159)        (126,300)              --
    Proceeds from investments         50,049           36,926               --
    Proceeds from sale of plant
        and equipment                 20,836           13,500           17,344
    Proceeds from sale of
        operations and affiliates     24,660            4,650           15,721
    Other, net                          (521)          11,996             (818)
                                    --------         --------        ---------

           Net cash used for
               investing
               activities           (521,387)        (421,830)        (142,173)
                                    --------        ---------        ---------

Cash Provided by (Used for)
   Financing Activities:
    Cash dividends paid              (85,481)         (71,783)         (61,162)
    Issuance of common stock           5,514            7,598            3,216
    Net proceeds (repayments) of
        short-term debt               74,362          137,134         (149,103)
    Proceeds from long-term debt       9,776            1,152            1,885
    Repayments of long-term debt     (98,971)          (2,199)          (4,949)
    Redemption of preferred stock
        of subsidiary                     --          (40,000)              --
    Other, net                         2,940           (7,919)              --
                                    --------        ---------        ---------
              Net cash provided
                  by (used for)
                  financing
                  activities         (91,860)          23,983         (210,113)
                                    --------         --------        ---------
Effect of Exchange Rate Changes
    on Cash and Equivalents            4,919            3,028            6,301
                                    --------         --------        ---------
Cash and Equivalents:
    Increase during the year          21,099           39,733           41,472
    Beginning of year                116,600           76,867           35,395
                                    --------         --------        ---------
    End of year                     $137,699         $116,600         $ 76,867
                                    ========         ========        =========
Cash Paid During the Year for
     Interest                       $ 45,394         $ 31,595         $ 27,257
                                    ========         ========        =========
Cash Paid During the Year for
   Income Taxes                     $262,685         $264,683         $194,460
                                    ========         ========        =========
Liabilities Assumed from
   Acquisitions                     $306,677         $185,705         $ 28,438
                                    ========         ========        =========

See the Investments note for information regarding noncash transactions.

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.
   Illinois Tool Works Inc. ("the Company") is a multinational manufacturer of highly engineered components and industrial systems. The Company primarily serves the construction, automotive and general industrial markets.
    Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years' data have been made to conform with current year reporting.
  The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates.
-------------------------------------------------------------------------------
Consolidation and Translation-The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.
  Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders' equity.
-------------------------------------------------------------------------------
Acquisitions and Dispositions - In the fourth quarter of 1996, the Company acquired all of the outstanding common stock of Azon Limited ("Azon"), an Australian manufacturer of strapping and other industrial products. The acquisition has been accounted for as a purchase, and accordingly, the acquired net assets have been recorded at their estimated fair values at the date of acquisition. The results of operations have been included in the Statement of Income from the acquisition date, except for the Azon businesses which are expected to be sold, which have not been consolidated.

Based on the assumption that the Azon acquisition had occurred on January 1, 1996 or January 1, 1995, the Company's pro forma operating revenues, net income and net income per share would not have been significantly different.

During 1996, 1995 and 1994, the Company acquired and disposed of numerous other operations which did not materially affect consolidated results.
-------------------------------------------------------------------------------
Research and Development Expenses are recorded as expense in the year incurred. These costs were $55,800,000 in 1996, $52,700,000 in 1995, and $48,700,000 in
1994.
-------------------------------------------------------------------------------
Rental Expense was $41,740,000 in 1996, $36,120,000 in 1995, and
$29,720,000 in 1994.

Future minimum lease payments for the years ended December 31 are as follows:

In thousands
-----------------------------------------------------------------------------
1997                                                                 $ 29,585
1998                                                                   22,170
1999                                                                   16,191
2000                                                                   12,839
2001                                                                   10,069
2002 and future years                                                  22,634
                                                                     --------
                                                                     $113,488
                                                                     ========


------------------------------------------------------------------------------
Other Income (Expense) consisted of the following:

In thousands                                       1996        1995       1994
------------------------------------------------------------------------------
Interest income                                 $ 9,732     $ 8,177     $5,586
Gain (loss) on sale of operations and affiliates (2,076)        692        379
Gain (loss) on sale of plant and equipment         (536)     (2,539)       261
Gain (loss) on foreign currency translation      (3,198)      2,375     (3,935)
Debt prepayment costs                            (2,721)         --         --
Other, net                                       (3,638)       (987)      (375)
                                                -------      ------    -------
                                                $(2,437)    $ 7,718     $1,916
                                                =======     =======    =======

Income Taxes - The Company utilizes the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.
  The components of the provision for income taxes were as shown below:

In thousands                                       1996        1995       1994
------------------------------------------------------------------------------
U.S. Federal income taxes:
    Current                                    $162,454    $156,166   $120,606
    Deferred                                     (9,526)        306     (4,475)
                                               --------    --------   --------
                                                152,928     156,472    116,131
Foreign income taxes:                          --------    --------   --------
    Current                                      80,422      61,864     40,290
    Deferred                                     16,850      (8,488)    (5,314)
                                               --------    --------   --------
                                                 97,272      53,376     34,976
                                               --------    --------   --------
State income taxes:
    Current                                      32,165      27,448     24,349
    Deferred                                      1,635      (1,196)    (2,956)
                                               --------    --------   --------
                                                 33,800      26,252     21,393
                                               --------    --------   --------
                                               $284,000    $236,100   $172,500
                                               ========    ========   ========

Income before income taxes for domestic and foreign operations was as follows:

In thousands                                        1996        1995      1994
------------------------------------------------------------------------------
Domestic                                        $522,770    $449,508  $318,368
Foreign                                          247,545     174,200   131,915
                                                --------    --------  --------
                                                $770,315    $623,708  $450,283
                                                ========    ========  ========

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

                                                    1996        1995       1994
-------------------------------------------------------------------------------
Federal statutory tax rate                          35.0%       35.0%      35.0%
State income taxes, net of U.S. federal tax
    benefit                                          2.9         2.7        3.1
Amortization of nondeductible goodwill                .9          .8         .8
Differences between U.S. federal statutory and
    foreign tax rates                                 .6          .6        (.4)
Other, net                                          (2.5)       (1.2)       (.2)
                                                    ----        ----       ----
Effective tax rate                                  36.9%       37.9%      38.3%
                                                    ====        ====       ====

   Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on approximately $643,100,000 of undistributed earnings of international affiliates as of December 31, 1996. In the event these earnings were distributed to the Company, U.S. federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. The net tax effect would not be expected to be material.

The components of deferred income tax assets and liabilities at December 31, 1996 and 1995 were as follows:

In thousands                                         1996                 1995
------------------------------------------------------------------------------
                                         Asset  Liability      Asset Liability
                                      --------  ---------   -------- ---------
Acquisition asset basis differences   $ 29,625  $ (14,289)  $ 26,900 $ (22,217)
Inventory reserves, capitalized tax
    cost and LIFO inventory             24,713    (11,011)    18,627    (9,029)
Investments                            324,033    (42,726)   140,918   (45,344)
Plant and equipment                      3,940    (46,795)     4,124   (33,493)
Accrued expenses and reserves           57,784         --     42,812        --
Employee benefit accruals               52,529         --     38,978        --
Net operating loss carryforwards        51,797         --     52,878        --
Allowances for uncollectible accounts    5,434         --      4,460        --
Prepaid pension assets                      --    (19,849)        --   (11,808)
Other                                   28,870    (16,334)    14,046   (18,743)
                                      --------  ---------   --------  --------
Gross deferred income tax
    assets (liabilities)               578,725   (151,004)   343,743  (140,634)
Valuation allowances                    (4,165)        --     (4,191)       --
                                      --------  ---------   -------- ---------
Total deferred income tax
    assets (liabilities)              $574,560  $(151,004)  $339,552 $(140,634)
                                      ========  =========   ======== =========
Net deferred income tax assets        $423,556              $198,918
                                      ========              ========

No valuation allowance has been recorded on the net deferred income tax assets at December 31, 1996 and 1995 as the Company expects to continue to generate significant taxable income in future years.

At December 31, 1996, the Company had net operating loss carryforwards of approximately $132,700,000 available to offset future taxable income in the U.S. and certain foreign jurisdictions which expire as follows:

In thousands
------------------------------------------------------------------------------
1997                                                                  $  4,600
1998                                                                       700
1999                                                                     3,900
2000                                                                     5,700
2001                                                                    18,100
2002                                                                       400
2003                                                                     1,700
2004                                                                     1,700
2005                                                                       900
2006                                                                     2,200
2007                                                                    11,000
2008                                                                     4,300
2009                                                                     2,500
2010                                                                     4,200
Do not expire                                                           70,800
                                                                      --------
                                                                      $132,700
                                                                      ========

-------------------------------------------------------------------------------

Net Income Per Share of Common Stock is computed on the basis of the average number of shares of common stock outstanding. The dilutive effect of shares of common stock subject to issuance under stock option plans are excluded from the computation since the effect is not material. The average number of shares outstanding was 123,778,000, 117,989,000 and 113,387,000 for 1996, 1995 and
1994, respectively.
--------------------------------------------------------------------------------
Cash and Equivalents included interest-bearing deposits of $83,900,000 at December 31, 1996 and $40,021,000 at December 31, 1995.

Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.
--------------------------------------------------------------------------------
-Trade Receivables as of December 31, 1996 and 1995 were net of allowances for uncollectible accounts of $22,400,000 and $23,500,000, respectively.
--------------------------------------------------------------------------------
Inventories at December 31, 1996 and 1995 were as follows:

In thousands                                                 1996        1995
-----------------------------------------------------------------------------
Raw material                                              $143,979   $140,302
Work-in-process                                             71,641     84,981
Finished goods                                             310,396    293,681
                                                          --------   --------
                                                          $526,016   $518,964
                                                          ========   ========

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of the majority of domestic operations. Inventories priced at LIFO were 43% and 39% of total inventories as of December 31, 1996 and 1995, respectively. The first-in, first-out (FIFO) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $57,100,000 and $42,300,000 higher than reported at December 31, 1996 and 1995, respectively.
--------------------------------------------------------------------------------
Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements                                        10 - 40 years
Machinery and equipment                                            3 - 12 years
Equipment leased to others                                        Term of lease

Depreciation was $146,360,000 in 1996 compared with $126,900,000 in 1995 and $109,805,000 in 1994 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.
--------------------------------------------------------------------------------

Investments as of December 31, 1996 and 1995 consisted of the following:

In thousands                                                     1996     1995
------------------------------------------------------------------------------
Properties held for sale                                     $ 18,456 $ 18,715
Property developments                                          18,425    3,135
Commercial mortgage loans                                     457,015  280,473
Commercial real estate                                         86,919    8,219
Net swap receivables                                          171,330   67,308
Receivable from mortgage servicer                              16,313       --
Mortgage-backed securities                                         --   27,815
U.S. treasury security                                          4,286       --
Leveraged, direct financing and
  sales-type leases of equipment                               83,432   89,441
Affordable housing                                             13,581    6,420
Other                                                           2,935    3,294
                                                             -------- --------
                                                             $872,692 $504,820
                                                             ======== ========

In December 1996, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $266,265,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256,000,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. The mortgage-related assets for both transactions are located throughout the U.S. and include 32 subperforming, variable rate, balloon loans and six foreclosed properties at December 31, 1996. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $18,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $18,000,000 a year, the Company has a collateral right against the cash flow generated by two separate pools of mortgage-related assets (owned by third parties in which the Company have minimal interests) which have a total fair value of approximately $1,688,823,000 at December 31, 1996. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

The Company expects to recover its net investment in the mortgage-related assets and net swap receivables of $211,687,000 at December 31, 1996 (net of the related nonrecourse notes payable) through its expected net cash flow of $18,000,000 per year for the remainder of the ten-year periods and its estimated share of the proceeds from disposition of the mortgage-related assets and principal repayments of an additional $239,881,000.

In the first quarter of 1995, the Company exchanged preferred stock of a subsidiary of $40,000,000 for investments in mortgage-backed securities of $32,000,000 and corporate debt securities of $8,000,000 in a noncash transaction. The preferred stock was subsequently redeemed for $40,000,000 cash in the fourth quarter of 1995. The mortgage-backed securities of $27,815,000 at December 31, 1995 are recorded at fair value which approximates cost and were sold in the first quarter of 1996.

The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through income. At December 31, 1996, the impairment loss allowance was $4,803,000. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, approximates carrying value at December 31, 1996 and 1995. The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at the current market interest rate. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows or interest rates are recorded through income.

The Company's investment in leveraged and direct financing leases relates to equipment used primarily in the transportation, mining and paper processing industries. The components of the investment in leveraged, direct financing and sales-type leases at December 31, 1996 and 1995 were as shown below:

In thousands                                                    1996      1995
------------------------------------------------------------------------------
Lease contracts receivable
    (net of principal and interest on nonrecourse financing) $92,874  $102,625
Estimated residual value of leased assets                     25,601    25,601
Unearned and deferred income                                 (35,043)  (38,785)
                                                             -------  --------
Investment in leveraged, direct financing and
    sales-type leases                                         83,432    89,441
Deferred income taxes related to leveraged and direct
    financing leases                                         (37,980)  (38,978)
                                                             -------  --------
Net investment in leveraged, direct financing and
    sales-type leases                                        $45,452  $ 50,463
                                                             =======  ========


In 1995, the Company had a gain on the sale of equipment previously covered under leveraged leases of $4,115,000.

------------------------------------------------------------------------------
Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Goodwill is being amortized on a straight-line basis over 15 to 40 years. The Company assesses the recoverability of unamortized goodwill and the other long-lived assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization or depreciation over the remaining useful life of the asset. For any long-lived assets which are determined to be impaired, a loss would be recognized for the difference between the carrying value and the fair value for assets to be held or the net realizable value for assets to be disposed of. This policy is consistent with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.
  Amortization expense was $21,727,000 in 1996, $16,335,000 in 1995, and
$14,031,000 in 1994. Accumulated goodwill amortization was $125,532,000 and $100,242,000, at December 31, 1996 and 1995, respectively.
------------------------------------------------------------------------------
Other Assets as of December 31, 1996 and 1995 consisted of the following:

In thousands                                                   1996       1995
------------------------------------------------------------------------------
Other intangible assets                                    $136,774   $126,418
Accumulated amortization of other intangible assets         (48,269)   (59,727)
Cash surrender value of life insurance policies              64,234     36,113
Investment in unconsolidated affiliates                      34,217     30,849
Investment in businesses to be sold                         123,305         --
Prepaid pension assets                                       54,115     32,994
Other                                                        56,282     54,760
                                                           --------   --------
                                                           $420,658   $221,407
                                                           ========   ========

Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over three to 17 years. Amortization expense was $10,146,000 in 1996, $8,696,000 in 1995, and $8,313,000 in 1994.
  The businesses acquired in the Azon acquisition in 1996 which are expected to be sold have not been consolidated and are recorded at estimated fair value at December 31, 1996.
------------------------------------------------------------------------------
Short-Term Debt as of December 31, 1996 and 1995 consisted of the following:

In thousands                                                   1996       1995
--------------------------------------------------------------------- --------
Commercial paper                                           $ 54,990   $ 93,728
Current maturities of long-term debt                         30,549      7,949
Bank overdrafts                                              45,472     64,663
Australian cash advance facility                            244,717         --
Other borrowings by foreign subsidiaries                     14,697      9,848
                                                           --------   --------
                                                           $390,425   $176,188
                                                           ========   ========

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issue. The weighted average interest rate on commercial paper outstanding was 6.41% at December 31, 1996 and 5.85% at December 31, 1995.

The Company entered into an Australian cash advance facility in August 1996 to fund the Azon acquisition. The maximum available borrowings under the facility are Australian $325,000,000 or the U.S. dollar equivalent. The facility has a 364-day term and has an interest rate of 6.65% at December 31, 1996.
The weighted average interest rate on other foreign borrowings was 4.4% at December 31, 1996 and 6.3% at December 31, 1995.
------------------------------------------------------------------------------

Retirement Plans - The Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company's contributions to these plans were $12,200,000 in 1996, $9,900,000 in 1995, and $8,400,000 in
1994. The Company provides the majority of its employees with pension benefits. The Company's principal domestic plan provides benefits based on years of service and compensation levels during the latter years of employment. Other domestic and foreign plans provide benefits similar to the principal domestic plan.
  Subject to the limitation on deductibility imposed by Federal income tax laws, the Company's policy has been to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. A contribution of $11,303,000 was made to the principal plan during 1996. No contributions to the principal plan were made in 1995 or 1994. Contributions to international and other domestic plans were minimal in 1996, 1995 and 1994. Domestic plan assets consist primarily of listed common stocks and debt securities.

The components of net pension expense for the years ended December 31, 1996, 1995 and 1994 were as shown below:

In thousands                                      1996         1995       1994
------------------------------------------------------------------------------
Service cost                                   $ 24,373     $24,369   $ 21,622
Interest cost on projected benefit obligation    35,641      33,972     32,800
Actual return on plan assets                    (71,754)    (99,364)    (4,655)
Net amortization and deferral                    19,233      49,102    (38,278)
                                               --------     -------   --------
Net pension expense                            $  7,493     $ 8,079   $ 11,489
                                               ========     =======   ========

The following table sets forth the funded status and amounts recognized in the Company's Statement of Financial Position at December 31, 1996 and 1995:

                                                  1996                    1995
                                  --------------------     -------------------
In thousands                      Domestic     Foreign     Domestic    Foreign
------------------------------------------------------------------------------
Actuarial present value of
    benefit obligations:
    Vested                       $(323,331)   $(86,844)   $(269,601)  $(72,237)
    Non-vested                     (62,057)    (16,118)     (54,992)   (14,130)
                                 ---------    --------    ---------   --------
Accumulated benefit obligation    (385,388)   (102,962)    (324,593)   (86,367)
Effect of projected wage increases (49,970)    (16,751)     (38,550)   (15,332)
                                 ---------    --------    ---------   --------
Projected benefit obligation      (435,358)   (119,713)    (363,143)  (101,699)
Plan assets at fair value          499,218     122,956      443,910    103,631
                                 ---------    --------    ---------   --------
Plan assets in excess of
    projected benefit obligation    63,860       3,243       80,767      1,932
Unrecognized net gain              (52,218)    (13,653)     (84,421)    (6,379)
Unrecognized prior service cost     31,038          --       35,299         32
Unrecognized transition asset      (15,501)     (6,554)     (20,389)    (8,314)
Adjustment to recognize minimum
    liability                       (5,873)       (643)      (3,448)      (492)
                                 ---------    --------    ---------   --------
Prepaid (accrued) pension asset
    (liability)                  $  21,306    $(17,607)   $   7,808   $(13,221)
                                 =========    ========    =========   ========


The significant actuarial assumptions at December 31, 1996, 1995 and 1994 were as follows:

                                                 1996          1995         1994
--------------------------------------------------------------------------------
Domestic plans:
   Discount rate                                 7.75%         7.75%        8.50%
   Expected long-term rate of return on
       plan assets                              10.00%        10.00%       10.00%
   Rate of increase in future
       compensation levels                       4.50%         4.00%        4.30%
Foreign plans:
   Discount rate                            4.00-9.00%    5.50-9.00%   5.50-9.00%
   Expected long-term rate of return on
       plan assets                          5.50-9.00%    5.50-9.00%   5.50-9.00%

--------------------------------------------------------------------------------
Postretirement Health Care Benefits- The Company provides postretirement health care benefits to the majority of domestic employees and their covered dependents. Generally, employees who have reached age 55 and rendered 10 years of service are eligible for these benefits, which are subject to retiree contributions, deductibles, copayment provisions and other limitations. The expected cost of the health care is charged to expense during the service lives of the employees. The expected cost of the health care benefits is charged to expense during the service lives of the employees. The Company funds the health care benefits principally on a pay-as-you-go basis.
  A one-percentage point increase in the health care cost trend rate would increase the APBO as of December 31, 1996 by approximately $15,863,000 and the sum of the 1996 annual service and interest cost by approximately $1,597,000. The costs of postretirement health care benefits for the years ended December 31, 1996, 1995 and 1994 were as shown below:

In thousands                                      1996        1995       1994
-----------------------------------------------------------------------------
Service cost                                   $ 2,253     $ 2,110    $ 2,187
Interest cost on accumulated postretirement
    benefit obligation                           9,182      10,077     10,715
Net amortization and deferral                    6,067       5,581      7,519
                                               -------     -------    -------
Net postretirement benefit cost                $17,502     $17,768    $20,421
                                               =======     =======    =======

The following table sets forth the amounts recognized in the Company's Statement of Financial Position at December 31, 1996 and 1995:

In thousands                                                   1996       1995
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                $ (86,467) $ (90,504)
  Active employees                                          (35,614)   (31,952)
                                                          ---------  ---------
                                                           (122,081)  (122,456)
Unrecognized transition obligation                          115,346    122,555
Unrecognized net gain                                       (26,461)   (27,284)
                                                          ---------  ---------
Accrued postretirement benefit cost                       $ (33,196) $ (27,185)
                                                          =========  =========

The significant actuarial assumptions at December 31, 1996, 1995 and 1994 were as follows:

                                                  1996         1995       1994
-------------------------------------------------------------------------------
Discount rate                                     7.75%        7.75%      8.50%
Health care cost trend rate:
     Current rate                                 5.00%        7.00%      8.00%
     Ultimate rate in 1998                        5.00%        5.00%      5.00%

------------------------------------------------------------------------------
Accrued Expenses as of December 31, 1996 and 1995 consisted of accruals for:

In thousands                                                   1996       1995
------------------------------------------------------------------------------
Compensation and employee benefits                          $237,476  $196,002
Taxes, other than income taxes                                23,375    19,202
Customer deposits                                             29,816    24,966
Other                                                        222,260   151,532
                                                            --------  --------
                                                            $512,927  $391,702
                                                            ========  ========

------------------------------------------------------------------------------
Long-Term Debt at December 31, 1996 and 1995 consisted of the following:

In thousands                                                   1996       1995
------------------------------------------------------------------------------
7.5% notes due December 1, 1998                             125,000   $125,000
5.875% notes due March 1, 2000                              125,000    125,000
6.28% nonrecourse note due semiannually through
    December 31, 2005                                       253,625    256,000
7.00% nonrecourse note due semiannually through
    November 30, 2006                                       266,265         --
Commercial paper                                                 --     75,000
Other, including capitalized lease obligations               79,606     42,506
                                                           --------   --------
                                                            849,496    623,506
Current maturities                                          (30,549)    (7,949)
                                                           --------   --------
                                                            818,947   $615,557
                                                           ========   ========

  In 1991, the Company issued $125,000,000 of 7.5% notes due December 1, 1998 at 99.892% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 7.6%.
  In 1993, the Company issued $125,000,000 of 5.875% notes due March 1, 2000 at 99.744% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 5.9%.
  The quoted market prices of the 7.5% and 5.875% notes exceeded the carrying values by approximately $700,000 at December 31, 1996, and $6,000,000 at December 31, 1995.
  The Company issued a $256,000,000 6.28% nonrecourse note at face value in December 1995 and a $266,265,000 7.0% nonrecourse note at face value in December 1996. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and the net swap receivable, which are included in investments.
  In 1992, the Company entered into a $300,000,000 revolving credit facility
(RCF) expiring on August 14, 1997. In August 1995, the Company entered into another RCF for $175,000,000 which expired on August 21, 1996. In May 1996, the Company amended its existing RCF to allow it to increase the maximum available borrowings to $350,000,000 and extended the commitment termination date to May 30, 2001. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at any time at the Company's option. There were no amounts outstanding under these facilities as of December 31, 1996 or 1995. The Company maintains unused commitments under the RCF equal to any commercial paper borrowings.
  The amended RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1996.
  The commercial paper balance expected to remain outstanding beyond one year has been classified as long-term in the accompanying Statement of Financial Position, reflecting the Company's intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance has been classified as short-term.
-------------------------------------------------------------------------------
  Other debt bears interest at rates ranging from 1.0% to 13.9%, with maturities through the year 2015.
  Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands
-------------------------------------------------------------------------------
1998                                                                   $178,041
1999                                                                     23,937
2000                                                                    151,292
2001                                                                     23,446
2002 and future years                                                   442,231
                                                                       --------
                                                                       $818,947
                                                                       ========

-------------------------------------------------------------------------------

Other Noncurrent Liabilities at December 31, 1996 and 1995 consisted of the following:

In thousands                                                1996           1995
-------------------------------------------------------------------------------
Deferred investment income                              $238,870       $ 92,947
Preferred stock of subsidiary                             40,000         20,000
Other                                                     92,995         87,645
                                                        --------       --------
                                                        $371,865       $200,592
                                                        ========       ========

-------------------------------------------------------------------------------
Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue its preferred stock.
-------------------------------------------------------------------------------
Common Stock, without par value, and Common Stock Held in Treasury transactions during 1996, 1995 and 1994 were as shown below.

                                                                   Common Stock
                                            Common Stock       Held in Treasury
                                    --------------------   --------------------
Dollars in thousands                    Shares    Amount      Shares     Amount
-------------------------------------------------------------------------------
Balance, December 31, 1993         113,292,888   170,185    (142,768)   (1,955)
During 1994-
       Stock options exercised         199,679     3,851      22,653       994
       Shares surrendered on exercise
           of stock options            (14,531)     (635)    (22,653)     (994)
       Tax benefits related to
           stock options exercised          --     1,212          --        --
       Shares issued for
           acquisitions                476,464    20,726          --        --
       Shares issued for
           restricted stock grants     146,000     5,827         200         3
                                   -----------  --------    --------   -------
Balance, December 31, 1994         114,100,500   201,166    (142,568)   (1,952)

During 1995-
       Stock options exercised         382,587     7,300       2,113       118
       Shares surrendered on exercise
           of stock options             (4,626)     (243)     (2,113)     (118)
       Tax benefits related to stock
           options exercised                --     2,528          --        --
       Shares issued for
           acquisitions              3,876,477    27,501          --        --
       Shares issued for stock
           incentive and restricted
           stock grants                 14,091     1,436       6,300        86
                                   -----------  --------    --------   -------
Balance, December 31, 1995         118,369,029   239,688    (136,268)   (1,866)
                                   -----------  --------    --------   -------
During 1996-
       Stock options exercised         254,181     5,871      23,462     1,579
       Shares surrendered on exercise
           of stock options            (11,791)     (462)    (23,462)   (1,579)
       Tax benefits related to stock
           options exercised                --     3,176          --        --
       Shares issued for
           acquisitions              5,408,704    25,510          --        --

       Shares issued for stock
           incentive and restricted
           stock grants                     --        81       1,800        25
                                   -----------  --------    --------   -------
Balance, December 31, 1996         124,020,123  $273,864    (134,468)  $(1,841)
                                   ===========  ========    ========   =======

Authorized, December 31, 1996      150,000,000
                                   ===========

------------------------------------------------------------------------------
Stock Options have been issued to officers and other employees under the Company's 1996 Stock Incentive Plan, which was adopted in 1996. At December 31, 1996, 9,824,900 shares were reserved for issuance under the plan. Option prices are 100% of the common stock fair market value on the date of grant.
 Effective in 1996, Statement of Financial Accounting Standards (SFAS)No. 123, Accounting for Stock-Based Compensation, allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS No.123 is not material.
  Stock option transactions during 1996, 1995 and 1994 were as shown below:

                                       Number of Shares    Weighted Average
                                                             Exercise Price
---------------------------------------------------------------------------
Under Option at December 31, 1993             2,334,526              $27.13

During 1994-
    Granted                                     126,358               41.33
    Exercised                                  (222,332)              20.96
    Canceled or expired                         (15,000)              31.08
                                              ---------
Under option at December 31, 1994             2,223,552               28.51

During 1995-
    Granted                                     777,165               60.24
    Exercised                                  (384,700)              19.12
    Canceled or expired                         (38,938)              34.67
                                              ---------
Under option at December 31, 1995             2,577,079               39.41

During 1996-
    Granted                                     210,014               67.37
    Exercised                                  (278,010)              26.88
    Canceled or expired                          (9,375)              46.58
                                              ---------
Under option at December 31, 1996             2,499,708               43.13
                                              =========
Exercisable at December 31, 1996              1,518,532
Reserved for grant-December 31, 1995          2,027,036
                  -December 31, 1996          7,325,192


------------------------------------------------------------------------------
Cash Dividends declared were $.72 per share in 1996, $.64 per share in 1995 and $.56 per share in 1994.

Cash dividends paid were $.70 per share in 1996, $.62 per share in 1995 and $.54 per share in 1994.

Industry Segment and Geographic Information -The Company's operations are divided into three segments: Engineered Components, Industrial Systems and Consumables, and Leasing and Investments. See Management's Discussion and Analysis for a description of the segments and information regarding operating revenues and operating income.
  No single customer accounted for more than 10% of consolidated revenues in 1996, 1995 or 1994. Export sales from the United States were less than 10% of total operating revenues during these years.
  Additional segment and geographic information for 1996, 1995 and 1994 was as follows:

In thousands                                       1996        1995       1994
------------------------------------------------------------------------------
Identifiable Assets:
Domestic -
  Engineered Components                      $  817,233  $  637,578  $ 586,084
  Industrial Systems and Consumables            806,030     809,387    719,400
  Leasing and Investments                     1,157,051     604,471         --
                                             ----------  ---------- ----------
                                              2,780,314   2,051,436  1,305,484
                                             ----------  ---------- ----------
International -
  Engineered Components                         660,129     600,456    441,616
  Industrial Systems and Consumables          1,011,036     676,289    503,744
                                             ----------  ---------- ----------
                                              1,671,165   1,276,745    945,360
                                             ----------  ---------- ----------
Corporate                                       354,683     263,137    329,654
                                             ----------  ---------- ----------
                                             $4,806,162  $3,591,318 $2,580,498
                                             ==========  ========== ==========

Plant and Equipment Additions:
  Engineered Components                      $  106,738  $   90,294 $   85,553
  Industrial Systems and Consumables             61,919      59,882     45,502
  Leasing and Investments                            --          --         --
                                             ----------  ---------- ----------
                                             $  168,657  $  150,176 $  131,055
                                             ==========  ========== ==========

Depreciation and Amortization:
  Engineered Components                      $  103,914  $   82,240 $   73,638
  Industrial Systems and Consumables             73,615      69,189     58,511
  Leasing and Investments                           704         502         --
                                             ----------  ---------- ----------
                                             $  178,233  $  151,931 $  132,149
                                             ==========  ========== ==========

  Identifiable assets by segment and geographic area are those assets that are specifically used in that segment and geographic area.
  Corporate assets are principally cash and equivalents, investments, and other general corporate assets.

QUARTERLY AND COMMON STOCK DATA

Quarterly Financial Data (Unaudited)


In
thousands                                                                       Three Months Ended
except       -------------------------------------------------------------------------------------
per
share                   March 31               June 30          September 30           December 31
amounts      ------------------- --------------------- --------------------- ---------------------
                   1996     1995       1996       1995       1996       1995       1996       1995
Operating
    revenues $1,136,922 $938,545 $1,324,800 $1,095,658 $1,238,261 $1,050,123 $1,296,698 $1,093,754

Cost of
    revenues    755,539  618,668    871,156    707,104    817,658    690,594    837,177    707,622

Operating
    income      161,438  126,681    214,992    175,970    198,731    168,124    225,425    175,205

Net income       98,755   75,031    130,375    106,248    122,842    100,016    134,343    106,313


Net income
    per share       .81      .66       1.05        .91        .99        .85       1.08        .90
--------------------------------------------------------------------------------------------------

Common Stock Price and Dividend Data-
The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1996 and 1995 were as shown below:

                                               Market Price
                                                 Per Share            Dividends
                                            -----------------              Paid
                                               High       Low         Per Share
-------------------------------------------------------------------------------
1996
Fourth quarter                              $87-1/4   $69-1/2              $.19
Third quarter                                74-1/4    60-7/8               .17
Second quarter                               69-3/4    61                   .17
First quarter                                69-1/2    51-7/8               .17

1995
Fourth quarter                              $64-1/4   $54-1/2              $.17
Third quarter                                65-1/2    54-1/4               .15
Second quarter                               55-5/8    46                   .15
First quarter                                48-7/8    39-3/4               .15

The approximate number of holders of record of common stock as of February 10, 1997 was 4,511. This number does not include beneficial owners of the Company's securities held in the name of nominees.

ELEVEN-YEAR FINANCIAL SUMMARY

Dollars and shares in thousands except per share amounts

                                                             1996        1995
Income:
Operating revenues                                     $4,996,681   4,178,080
Cost of revenues                                       $3,281,530   2,723,988
Selling, administrative and research and development
   expenses                                            $  875,386     776,112
Amortization of goodwill and other intangible assets   $   31,873      25,031
Amortization of retiree health care                    $    7,306       6,968
Operating income                                       $  800,586     645,981
Interest expense                                       $  (27,834)    (29,991)
Other income (expense)                                 $   (2,437)      7,718
Income before income taxes                             $  770,315     623,708
Income taxes                                           $  284,000     236,100
Net income                                             $  486,315     387,608
  Per share                                            $     3.93        3.29

Financial Position:
Net working capital                                    $  481,767     681,558
Net plant and equipment                                $  808,340     694,941
Total assets                                           $4,806,162   3,591,318
Long-term debt                                         $  818,947     615,557
Total debt                                             $1,209,372     791,745
Stockholders' equity                                   $2,396,025   1,924,237


Other Data:
Operating income:
  Return on operating revenues                         %     16.0        15.5
Net income:
  Return on operating revenues                         %      9.7         9.3
  Return on average stockholders' equity               %     22.5        22.4
Cash dividends paid                                    $   85,481      71,783
  Per share - paid                                     $      .70         .62
            - declared                                 $      .72         .64
Book value per share                                   $    19.34       16.27
Common stock market price at year-end                  $    79.88       59.00
Long-term debt to total capitalization                 %     25.5        24.2
Total debt to total capitalization                     %     33.5        29.2
Total debt to total capitalization
 (excluding Leasing and Investments Segment)           %     15.9        16.2
Shares outstanding:
   At December 31                                         123,886     118,233
   Average during year                                    123,778     117,989
Plant and equipment additions                          $  168,657     150,176
Depreciation                                           $  146,360     126,900
Research and development expenses                      $   55,800      52,700
Employees at December 31                                   24,400      21,200
Operating revenues per employee                        $      205         197


Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.


ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                             1994        1993
Income:
Operating revenues                                     $3,461,315   3,159,181
Cost of revenues                                       $2,290,117   2,122,286
Selling, administrative and research and development
   expenses                                            $  666,576     638,560
Amortization of goodwill and other intangible assets   $   22,344      21,874
Amortization of retiree health care                    $    6,968       6,968
Operating income                                       $  475,310     369,493
Interest expense                                       $  (26,943)    (35,025)
Other income (expense)                                 $    1,916       1,402
Income before income taxes                             $  450,283     335,870
Income taxes                                           $  172,500     129,300
Net income                                             $  277,783     206,570
  Per share                                            $     2.45        1.83

Financial Position:
Net working capital                                    $  634,500     547,506
Net plant and equipment                                $  641,235     583,765
Total assets                                           $2,580,498   2,336,891
Long-term debt                                         $  272,987     375,641
Total debt                                             $  339,989     482,714
Stockholders' equity                                   $1,541,521   1,258,669

Other Data:
Operating income:
  Return on operating revenues                         %     13.7        11.7
Net income:
  Return on operating revenues                         %      8.0         6.5
  Return on average stockholders' equity               %     19.8        15.9
Cash dividends paid                                    $   61,162      55,175
  Per share - paid                                     $      .54         .49
            - declared                                 $      .56         .50
Book value per share                                   $    13.53       11.12
Common stock market price at year-end                  $    43.75       39.00
Long-term debt to total capitalization                 %     15.0        23.0
Total debt to total capitalization                     %     18.1        27.7
Total debt to total capitalization
 (excluding Leasing and Investments)                   %     18.1        27.7
Shares outstanding:
   At December 31                                         113,958     113,150
   Average during year                                    113,387     112,979
Plant and equipment additions                          $  131,055     119,931
Depreciation                                           $  109,805     109,852
Research and development expenses                      $   48,700      47,200
Employees at December 31                                   19,500      19,000
Operating revenues per employee                        $      178         166

ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                             1992        1991
Income:
Operating revenues                                     $2,811,645   2,639,650
Cost of revenues                                       $1,858,752   1,759,288
Selling, administrative and research and development
   expenses                                            $  589,423     551,865
Amortization of goodwill and other intangible assets   $   22,169      23,979
Amortization of retiree health care                    $       --          --
Operating income                                       $  341,301     304,518
Interest expense                                       $  (42,852)    (44,342)
Other income (expense)                                 $   11,331      27,583
Income before income taxes                             $  309,780     287,759
Income taxes                                           $  117,700     107,200
Net income                                             $  192,080     180,559
  Per share                                            $     1.72        1.62

Financial Position:
Net working capital                                    $  492,118     442,041
Net plant and equipment                                $  524,116     525,695
Total assets                                           $2,204,187   2,257,139
Long-term debt                                         $  251,979     307,082
Total debt                                             $  335,240     489,189
Stockholders' equity                                   $1,339,673   1,212,051

Other Data:
Operating income:
  Return on operating revenues                         %     12.1        11.5
Net income:
  Return on operating revenues                         %      6.8         6.8
  Return on average stockholders' equity               %     15.1        15.7
Cash dividends paid                                    $   50,290      44,108
  Per share - paid                                     $      .45         .40
            - declared                                 $      .46         .42
Book value per share                                   $    11.96       10.88
Common stock market price at year-end                  $    32.62       31.88
Long-term debt to total capitalization                 %     15.8        20.2
Total debt to total capitalization                     %     20.0        28.8
Total debt to total capitalization
   (excluding Leasing and Investments)                 %     20.0        28.8
Shares outstanding:
   At December 31                                         112,014     111,436
   Average during year                                    111,746     111,178
Plant and equipment additions                          $  115,313     106,036
Depreciation                                           $  100,462      91,414
Research and development expenses                      $   42,500      40,300
Employees at December 31                                   17,800      18,700
Operating revenues per employee                        $      158         141



ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                             1990        1989
Income:
Operating revenues                                     $2,544,153   2,172,747
Cost of revenues                                       $1,686,423   1,450,116
Selling, administrative and research and development
   expenses                                            $  512,685     417,520
Amortization of goodwill and other intangible assets   $   19,181      15,829
Amortization of retiree health care                    $       --          --
Operating income                                       $  325,864     289,282
Interest expense                                       $  (39,190)    (30,995)
Other income (expense)                                 $   13,209      10,735
Income before income taxes                             $  299,883     269,022
Income taxes                                           $  117,500     105,200
Net income                                             $  182,383     163,822
  Per share                                            $     1.68        1.53

Financial Position:
Net working capital                                    $  615,055    440,406
Net plant and equipment                                $  483,549    413,578
Total assets                                           $2,150,307  1,687,985
Long-term debt                                         $  430,632    334,407
Total debt                                             $  495,952    370,507
Stockholders' equity                                   $1,091,842    871,124

Other Data:
Operating income:
  Return on operating revenues                         %     12.8       13.3
Net income:
  Return on operating revenues                         %      7.2        7.5
  Return on average stockholders' equity               %     18.6       20.3
Cash dividends paid                                    $   35,861     28,747
  Per share - paid                                     $      .33        .27
            - declared                                 $      .35        .28
Book value per share                                   $     9.96       8.12
Common stock market price at year-end                  $    24.13      22.44
Long-term debt to total capitalization                 %     28.3       27.7
Total debt to total capitalization                     %     31.2       29.8
Total debt to total capitalization
   (excluding Leasing and Investments)                 %     31.2       29.8
Shares outstanding:
   At December 31                                         109,610    107,332
   Average during year                                    108,872    107,028
Plant and equipment additions                          $  101,183     84,263
Depreciation                                           $   82,913     68,890
Research and development expenses                      $   40,300     32,500
Employees at December 31                                   18,400     15,700
Operating revenues per employee                        $      138        138




ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                             1988        1987
Income:
Operating revenues                                     $1,929,805   1,698,353
Cost of revenues                                       $1,287,297   1,117,990
Selling, administrative and research and development
   expenses                                            $  377,003     344,661
Amortization of goodwill and other intangible assets   $   13,106      16,812
Amortization of retiree health care                    $       --          --
Operating income                                       $  252,399     218,890
Interest expense                                       $  (26,109)    (33,439)
Other income (expense)                                 $    6,522      14,333
Income before income taxes                             $  232,812     199,784
Income taxes                                           $   92,800      93,600
Net income                                             $  140,012     106,184
  Per share                                            $     1.33        1.03

Financial Position:
Net working capital                                    $  392,283     332,290
Net plant and equipment                                $  342,794     318,690
Total assets                                           $1,380,237   1,334,063
Long-term debt                                         $  255,907     309,515
Total debt                                             $  257,597     357,249
Stockholders' equity                                   $  744,727     608,541

Other Data:
Operating income:
  Return on operating revenues                         %     13.1        12.9
Net income:
  Return on operating revenues                         %      7.3         6.3
  Return on average stockholders' equity               %     20.7        19.6
Cash dividends paid                                    $   23,027      20,144
  Per share - paid                                     $      .22         .20
            - declared                                 $      .23         .20
Book value per share                                   $     7.05        5.88
Common stock market price at year-end                  $    17.25       16.50
Long-term debt to total capitalization                 %     23.3        33.7
Total debt to total capitalization                     %     25.7        37.0
Total debt to total capitalization
 (excluding Leasing Investments)                       %     25.7        37.0
Shares outstanding:
   At December 31                                         105,588     103,560
   Average during year                                    105,350     103,272
Plant and equipment additions                          $   84,107      61,052
Depreciation                                           $   62,064      57,839
Research and development expenses                      $   26,588      24,739
Employees at December 31                                   14,200      13,600
Operating revenues per employee                        $      136         125




ELEVEN-YEAR FINANCIAL SUMMARY continued

                                                             1986
Income:
Operating revenues                                     $  961,077
Cost of revenues                                       $  622,310
Selling, administrative and research and development
   expenses                                            $  239,861
Amortization of goodwill and other intangible assets   $    8,635
Amortization of retiree health care                    $       --
Operating income                                       $   90,271
Interest expense                                       $  (14,468)
Other income (expense)                                 $   67,480
Income before income taxes                             $  143,283
Income taxes                                           $   63,700
Net income                                             $   79,583
  Per share                                            $      .78

Financial Position:
Net working capital                                    $  293,575
Net plant and equipment                                $  317,829
Total assets                                           $1,309,886
Long-term debt                                         $  468,269
Total debt                                             $  503,998
Stockholders' equity                                   $  476,550

Other Data:
Operating income:
  Return on operating revenues                         %      9.4
Net income:
  Return on operating revenues                         %      8.3
  Return on average stockholders' equity               %     18.1
Cash dividends paid                                    $   18,295
  Per share - paid                                     $      .18
            - declared                                 $      .18
Book value per share                                   $     4.65
Common stock market price at year-end                  $    12.97
Long-term debt to total capitalization                 %     49.6
Total debt to total capitalization                     %     51.4
Total debt to total capitalization
 (excluding Leasing and Investments)                   %     51.4
Shares outstanding:
   At December 31                                         102,508
   Average during year                                    102,206
Plant and equipment additions                          $   44,722
Depreciation                                           $   37,213
Research and development expenses                      $   13,161
Employees at December 31                                   13,700
Operating revenues per employee                        $       70



PAGE 41