Form 10-K, Exhibit 13
period 1997-12-31
ILLINOIS TOOL WORKS INC
filed 1998-03-31
CIK 49826

Management's Discussion and Analysis

--------------------------------------------------------------------------------

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

ENGINEERED COMPONENTS SEGMENT

Businesses in this segment manufacture short lead-time components and fasteners primarily for automotive, construction and general industrial applications. They also manufacture specialty products such as adhesives and static-control equipment.

Operating Revenues

Dollars in millions                      1997            1996            1995
--------------------------------------------------------------------------------
Domestic                               $   1,404       $   1,315       $   1,034
International                                816             821             720
                                       ---------       ---------       ---------
Total                                  $   2,220       $   2,136       $   1,754
                                       =========       =========       =========



Operating Income                   1997                1996              1995
                       ----------------    ----------------   ----------------
Dollars in millions    Income    Margin    Income    Margin   Income   Margin
------------------------------------------------------------------------------
Domestic               $  288     20.5%    $  257     19.5%   $  194    18.8%
International             129     15.8        104     12.7        94    13.1
                       ------              ------             ------
Total                  $  417     18.8     $  361     16.9    $  288    16.4
                       ======              ======             ======

Domestic

Domestic revenues and operating income increased in 1997 over 1996 due primarily to acquisitions, sound growth in the automotive businesses, and successful strategic marketing in the static control and adhesives businesses. The sale of a fastener distribution business in the first quarter of 1997 moderated revenue growth. Revenue growth also was reduced by a parts-reduction program in the automotive and industrial components operations, implemented after extensive analysis of those operations. New products and increased market penetration in the static control, adhesives and automotive businesses, along with the parts-reduction program, caused margin growth. Operating income in the construction businesses were flat as a result of costs to expand capacity, which tempered margin growth.

     Acquisitions (primarily Medalist Industries) largely contributed to the increase in domestic revenues in 1996 versus 1995. New products from the automotive and industrial components businesses, supported by healthy U.S. car and appliance markets, also contributed to revenue, operating income and margin growth. The construction businesses contributed to the improved financial results through increased market share in residential and commercial construction markets, and increased penetration in the hardware and home center distribution channels.

International

International revenues grew in 1997 over 1996 due to increased market penetration by the European automotive businesses supported by a 4 percent increase in European car builds. The increase in revenues was more than offset, however, by the negative effect of European currencies against the U.S. dollar, which grew stronger throughout the year. Construction revenues were flat due to product line simplification, a focus on fewer customers and soft Australian and European construction markets. A more profitable product mix and lower overall cost structure in the construction businesses, however, combined with increased revenues in the international automotive operations, resulted in strong operating income and margin increases. Foreign currency fluctuations in 1997 versus 1996 decreased revenues by $62 million and operating income by $10 million. European operations represent 81 percent of the segment's international revenues.

     Most of the Company's international revenue and operating income growth in 1996 versus 1995 was due to acquisitions, primarily for the European automotive and industrial components businesses. This growth was moderated, however, by a decline in revenues and operating income in the construction businesses due to a weak European construction market. Margins were down internationally due to the decline in revenues for construction operations, lower prices and unit volume in the French automotive market and a weak European appliance market. Foreign currency fluctuations in 1996 versus 1995 had minimal effect on revenue and earnings.

INDUSTRIAL SYSTEMS AND CONSUMABLES SEGMENT

Businesses in this segment produce longer lead-time machinery and related consumables primarily for food and beverage, construction, automotive and general industrial markets. They also manufacture specialty products for applications such as industrial spray coating and quality measurement.

Operating Revenues

Dollars in millions                             1997          1996          1995
--------------------------------------------------------------------------------
Domestic                                      $1,852        $1,803        $1,539
International                                  1,047           990           859
                                              ------        ------        ------
Total                                         $2,899        $2,793        $2,398
                                              ======        ======        ======

Operating Income                   1997                1996              1995
                       ----------------    ----------------   ----------------
Dollars in millions    Income    Margin    Income    Margin   Income   Margin
------------------------------------------------------------------------------
Domestic                $333      18.0%     $300      16.6%    $255      16.6%
International            138      13.2       115      11.6       84       9.8
                        ----                ----               ----
Total                   $471      16.2      $415      14.9     $339      14.1
                        ====                ====               ====

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------

Domestic

Acquisitions and new products in the decorating businesses, along with new product introductions in the resealable packaging and welding businesses, led to the growth in revenue and operating income domestically in 1997. The finishing systems businesses, as a result of new products and focused selling units, also contributed to this segment's improved performance. Tempering revenue growth was a decline in revenues in the quality measurement businesses due to reduced demand for their capital goods machinery from the automotive and tire markets. In addition a shift in product mix by the Signode operations from steel to plastic strapping systems,which sell for a lower unit price and higher margins, also moderated revenue growth. Reduced manufacturing costs at Signode and the welding operations, increased revenues from the finishing systems businesses and growth in the decorating businesses contributed to operating income and margin increases. Margin growth was partially offset by increased operating costs and lower pricing in stretch film operations and the lower revenues in the quality measurement businesses.

     The majority of the revenue growth in 1996 compared with 1995 was due to the Hobart acquisition. The finishing systems and stretch film operations also contributed to the revenue growth as a result of an increase in new customers and steady demand from general industrial markets, respectively. Operating income grew as a result of shorter lead-times for equipment and improved manufacturing efficiencies at Signode, stretch film and quality measurement operations along with contributions from the Hobart acquisition. Margins increased due to cost reductions and lower raw material costs in most of the operations but lower margins at the newly acquired Hobart operations offset the increase.

International

International revenues grew in 1997, due primarily to the acquisition of Mobil Chemical, which manufactures stretch film, and acquisitions in the Signode businesses. Stretch film operations, along with growth in the European decorating and Hi-Cone businesses, also contributed to the increase in revenues. Currency translation and the sale of the European palletizing operations in the first quarter of 1997 partially offset the revenue growth. The sale of the underperforming palletizing business did, however, contribute to increased margins. Operating income and margins also improved as a result of cost reductions in Signode operations and new product introductions in the finishing systems businesses. European operations represent 65 percent of this segment's international revenues. Foreign currency translation reduced revenues by $80 million and operating income by $13 million in 1997 versus 1996.

     In 1996, international revenues increased from 1995 due to acquisitions, primarily in the Signode and stretch film operations. Soft European construction, steel and general industrial markets resulted in lower demand for Signode products, which moderated revenue growth. Increased demand and new customers fueled revenue increases in the specialty packaging and finishing systems businesses, respectively, despite weak European packaging and industrial markets. Operating income increased in 1996 due primarily to acquisitions and lower nonrecurring costs of $10 million. The lower nonrecurring costs also caused margins to increase in 1996. Foreign currency translation reduced revenues by $23 million and operating income by $2 million in 1996 versus 1995.

LEASING AND INVESTMENT SEGMENT

This segment makes opportunistic investments that optimally utilize the Company's cash flow. These investments primarily include mortgage-related investments, leveraged and direct financing leases of equipment, investments in properties and property developments, and affordable housing investments.


Operating Revenues

In millions                1997          1996          1995
--------------------------------------------------------------------------------
Domestic                   $101           $68           $26

Operating Income

In millions                1997          1996          1995
--------------------------------------------------------------------------------
Domestic                    $39           $25           $19

Revenues and operating income increased in 1997 primarily due to the commercial mortgage transaction entered into at year-end 1996 and a nonrecurring gain on the sale of equipment under leveraged lease of $3.0 million. Revenues and operating income increased in 1996 versus 1995 primarily due to the commercial mortgage transaction entered into at year-end 1995. Operating income in 1995 also included a nonrecurring gain on the sale of equipment under leveraged lease of $4.1 million.

     In December 1997, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $217.4 million, preferred stock of a subsidiary of $20 million and cash of $80 million. In December 1996, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $266.3 million, preferred stock of a subsidiary of $20 million and cash of $80 million. In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256 million, preferred stock of a subsidiary of $20 million and cash of $80 million. The mortgage-related assets for the three transactions are located throughout the U.S. and include 38 subperforming, variable rate, balloon loans and 13 foreclosed properties at December 31, 1997. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in

Management's Discussion and Analysis

--------------------------------------------------------------------------------

exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26 million a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $3.1 billion at December 31, 1997. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

     The Company expects to recover its net investment in the mortgage-related assets and net swap receivables of $297.9 million at December 31, 1997 (net of the related nonrecourse notes payable) through its expected net cash flow of $26 million per year for the remainder of the ten-year periods and its estimated share of $416.5 million of the proceeds from disposition of the mortgage-related assets and principal repayments. The Company believes that because the swaps' counterparty is Aaa-rated and that significant collateral secures the net annual cash flow of $26 million, its risk of not recovering that portion of its net investment has been significantly mitigated. The Company currently believes that its share of the disposition proceeds will be sufficient to recover the remainder of its net investment. However, there can be no assurances that all of the net investment will be recovered.

     The net assets attributed to the Leasing and Investments Segment at December 31, 1997 and 1996 are summarized as follows:

In thousands                                           1997              1996
--------------------------------------------------------------------------------
Assets:
  Investments--
     Mortgage-related assets                        $1,017,984        $  731,577
     Leases                                             79,875            83,432
     Properties and affordable housing                  57,549            50,462
     Other                                              14,607             7,221
  Deferred tax assets                                  360,262           281,307
  Other assets                                           4,519             3,205
                                                    ----------        ----------
                                                    $1,534,796         1,157,204
                                                    ----------        ----------
Liabilities:
  Debt--
     Nonrecourse notes payable                         720,125           519,890
     Allocated general corporate debt                  302,332           248,421
  Deferred investment income                           327,508           269,595
  Preferred stock of subsidiaries                       60,000            40,000
  Other liabilities                                     16,720            16,464
                                                    ----------        ----------
                                                     1,426,685         1,094,370
                                                    ----------        ----------
Net assets                                          $  108,111        $   62,834
                                                    ==========        ==========

COST OF REVENUES

Cost of Revenues as a percentage of revenues was 64.7% in 1997 compared with 65.7% in 1996 and 65.2% in 1995. The decrease in 1997 versus 1996 was mainly due to increased sales volume coupled with lower manufacturing costs, while the increase in 1996 versus 1995 was mainly due to lower gross margins related to acquired companies.

SELLING, ADMINISTRATIVE AND R&D EXPENSES

Selling, administrative, and research and development expenses were 16.7% of revenues in 1997 versus 17.5% in 1996 and 18.6% in 1995. This ratio continues to decline because of increasing revenues and expense reductions as a result of a Company-wide objective to reduce administrative costs.

INTEREST EXPENSE

Interest expense decreased to $19.4 million in 1997 versus $27.8 million in 1996, primarily due to decreased commercial paper borrowings and higher interest expense in 1996 due to debt assumed from acquisitions. Interest expense decreased in 1996 versus $30 million in 1995 as a result of lower interest rates related to commercial paper and foreign borrowings. Interest costs of $49.3 million in 1997, $24.8 million in 1996 and $1.6 million in 1995 attributed to the Leasing and Investments Segment have been classified in the segment's cost of revenues.

OTHER INCOME (EXPENSE)

Other income increased to $16.5 million in 1997 versus expense of $2.4 million in 1996, primarily due to higher gains on the sale of operations, foreign currency translation gains, and debt prepayment costs in 1996, partially offset by higher losses on sale of fixed assets in 1997. Other income (expense) was net other expense of $2.4 million in 1996 versus net other income of $7.7 million in 1995, primarily due to 1996 debt prepayment costs of $2.7 million related to debt assumed from acquired companies and foreign currency translation losses of $3.2 million in 1996 versus translation gains of $2.4 million in 1995.

INCOME TAXES

The effective tax rate was 36.5% in 1997, 36.9% in 1996 and 37.9% in 1995. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded a valuation allowance on the net deferred income tax assets of $548.4 million at December 31, 1997 and $423.6 million at December 31, 1996 as it expects to continue to generate significant taxable income in future years.

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------

NET INCOME

Net income in 1997 of $587.0 million ($2.35 per basic share and $2.33 per diluted share) was 20.7% higher than 1996 net income of $486.3 million ($1.96 per basic share and $1.95 per diluted share). Net income in 1996 was 25.5% higher than the 1995 net income of $387.6 million ($1.64 per basic share and $1.63 per diluted share). In 1997, the stockholders approved a two-for-one common stock split. All per share data in this report is calculated on a post-split basis.

FOREIGN CURRENCY

The strengthening of the U.S. dollar against foreign currencies in 1997 resulted in decreased operating revenues of $142 million and decreased net income of approximately 4 cents per basic share. Foreign currency fluctuations had minimal impact on revenues or earnings in 1996. The weakening of the U.S. dollar against foreign currencies in 1995 (primarily European currencies) resulted in increased operating revenues of $116 million and increased net income per basic share of approximately 5 cents per share.

     As the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies, no material transactions to hedge foreign currency exposures occurred in 1997, 1996 or 1995.

FINANCIAL POSITION

Net working capital at December 31, 1997 and 1996 is summarized as follows:

                                                                           Increase
Dollars in thousands                     1997              1996          (Decrease)
-----------------------------------------------------------------------------------
Current Assets:
  Cash and equivalents            $   185,856       $   137,699        $    48,157
  Trade receivables                   902,022           840,092             61,930
  Inventories                         522,996           526,016             (3,020)
  Other                               247,768           197,285             50,483
                                  -----------       -----------        -----------
                                    1,858,642         1,701,092            157,550
                                  -----------       -----------        -----------
Current Liabilities:
  Short-term debt                     298,278           390,425            (92,147)
  Accounts payable and
  accrued expenses                    727,469           760,989            (33,520)
  Other                               132,133            67,911             64,222
                                  -----------       -----------        -----------
                                    1,157,880         1,219,325            (61,445)
                                  -----------       -----------        -----------
Net Working Capital               $   700,762       $   481,767        $   218,995
                                  ===========       ===========        ===========

Current Ratio                            1.61              1.40
                                  ===========       ===========

The increase in trade receivables at December 31, 1997 was primarily due to 1997 acquisitions.

     Short-term debt decreased at December 31, 1997, due to the repayment of commercial paper and a portion of the 1996 Azon acquisition debt, partially offset by higher current maturities of long-term debt.

     Long-term debt at December 31, 1997 consisted of $125 million of 7.5% notes, $125 million of 5.875% notes, a $237 million nonrecourse 6.59% note, a $266 million 7.00% nonrecourse note, a $217 million nonrecourse 6.44% note and $36 million of capitalized lease obligations and other debt. Long-term debt increased $35 million from December 31, 1996, principally as a result of the issuance of the 6.44% note, partially offset by reclassifications to current maturities. Excluding the effect of the Leasing and Investments Segment, the percentage of total debt to total capitalization decreased to 4.6% at December 31, 1997 from 15.9% at December 31, 1996.

     Stockholders' equity was $2.8 billion at December 31, 1997 compared with $2.4 billion at December 31, 1996. Affecting equity were earnings of $587 million, dividends declared of $113 million, the effect of pooling of interests acquisitions of $14 million and unfavorable currency translation adjustments of $93 million.

     The Statement of Cash Flows for the years ended December 31, 1997 and 1996 is summarized below:

In thousands                                             1997              1996
--------------------------------------------------------------------------------
Net income                                          $ 586,951         $ 486,315
Depreciation and
  amortization                                        185,386           178,233
Acquisitions                                         (221,954)         (343,595)
Additions to plant and
  equipment                                          (178,702)         (168,657)
Cash dividends paid                                  (107,053)          (85,481)
Net proceeds (repayments)
  of debt                                            (241,880)          (14,833)
Purchase of investments                               (89,729)         (104,159)
Other, net                                            115,138            73,276
                                                    ---------         ---------
Net increase in cash and
  equivalents                                       $  48,157         $  21,099
                                                    =========         =========

Net cash provided by operating activities of $660 million in 1997 and $629 million in 1996 was primarily used for acquisitions, for additions to plant and equipment, for cash dividends, to repay long-term debt assumed from acquisitions and to make investments.

     Dividends paid per share increased 23% to $.43 per share in 1997 from $.35 per share in 1996. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.

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

     The Company had no material commitments for capital expenditures at December 31, 1997 or 1996.

Management's Discussion and Analysis

--------------------------------------------------------------------------------
MARKET RISK

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations and certain mortgage-related investments.

     The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and larger acquisitions. The Company has not entered into any material derivative financial instruments to hedge interest rate risk on these general corporate borrowings.

     The Company has also issued nonrecourse notes in connection with the three commercial mortgage transactions. The holders of these notes only have recourse against certain mortgage-related assets.

     The mortgage-related assets acquired in the commercial mortgage transactions include 38 subperforming, variable rate, balloon loans at December 31, 1997. The fair value of these commercial mortgage loans fluctuates as market interest rates change. The Company has entered into swap and other related agreements to reduce its credit and interest rate risks relative to the commercial mortgage loans and other mortgage-related assets.

     The table below presents the Company's financial instruments for which fair value is subject to changing market interest rates:

                                                                                                             AS OF DECEMBER 31, 1997
                                     -----------------------------------------------------------------------------------------------
                                               ESTIMATED CASH INFLOW (OUTFLOW) BY YEAR OF PRINCIPAL MATURITY
                                     -----------------------------------------------------------------------
                                                                                                   2003 AND    ESTIMATED   CARRYING
In thousands                            1998         1999        2000         2001        2002    THEREAFTER   FAIR VALUE   VALUE
------------------------------------------------------------------------------------------------------------------------------------
General Corporate Debt:
  7.5% notes due December 1, 1998    $(125,000)         --           --          --          --           --    (126,484)  (125,000)
  5.875% notes due March 1, 2000     $      --          --     (125,000)         --          --           --    (124,707)  (125,000)

Mortgage-related Investments and
  Related Nonrecourse Debt:
  Commercial mortgage loans          $  30,214      80,387          461          55         658      497,347     600,304    573,717
  Net swap receivables               $  52,031      51,269     (108,643)     73,478      46,628      228,892     258,857    258,857
  6.59% nonrecourse note             $ (19,000)    (16,000)     (16,000)    (16,000)    (16,000)    (153,500)   (246,963)  (236,500)
  7.00% nonrecourse note             $  (2,663)     (9,319)      (9,319)    (31,286)    (13,979)    (199,619)   (278,700)  (266,185)
  6.44% nonrecourse note             $      --          --           --          --      (1,087)    (216,353)   (217,440)  (217,440)

Foreign Currency Risk

The Company operates in the United States and 33 other countries. In general, the Company manufactures products that are sold in its significant foreign markets in the particular local country. The initial funding for these foreign manufacturing operations is provided primarily through the permanent investment of capital from the U.S. parent company. As such, the Company does not have any significant derivatives or other financial instruments which are subject to foreign currency risk at December 31, 1997.

YEAR 2000 ISSUE

The Company utilizes software and related technologies throughout its businesses that will be affected by the date change in the year 2000. In 1997, the Company began an extensive internal study of the computer systems at all of its business units to determine the extent of the systems that are not year 2000 compliant. Testing of existing systems and remediation activities have begun and are expected to be completed for critical systems by the end of 1998. It is anticipated that the remaining system issues will be resolved in 1999. Based on preliminary estimates, the cost of the Company's year 2000 compliance program is not expected to be material to its business, results of operation or financial condition.

Financial Statements                                   Illinois Tool Works Inc.
--------------------------------------------------------------------------------
STATEMENT OF INCOME

Illinois Tool Works Inc. and Subsidiaries

                                                                                FOR THE YEARS ENDED DECEMBER 31
                                                                    -------------------------------------------
In thousands except for per share amounts                               1997            1996            1995
---------------------------------------------------------------------------------------------------------------
Operating Revenues                                                  $ 5,220,433     $ 4,996,681     $ 4,178,080
  Cost of revenues                                                    3,378,794       3,281,530       2,723,988
  Selling, administrative, and research and development expenses        870,268         875,386         776,112
  Amortization of goodwill and other intangible assets                   36,842          31,873          25,031
  Amortization of retiree health care                                     7,306           7,306           6,968
                                                                    -----------     -----------     -----------
Operating Income                                                        927,223         800,586         645,981
  Interest expense                                                      (19,383)        (27,834)        (29,991)
  Other income (expense)                                                 16,511          (2,437)          7,718
                                                                    -----------     -----------     -----------
Income Before Income Taxes                                              924,351         770,315         623,708
  Income taxes                                                          337,400         284,000         236,100
                                                                    -----------     -----------     -----------
Net Income                                                          $   586,951     $   486,315     $   387,608
                                                                    ===========     ===========     ===========
Net Income Per Share:
  Basic                                                             $      2.35     $      1.96     $      1.64
                                                                    ===========     ===========     ===========
  Diluted                                                           $      2.33     $      1.95     $      1.63
                                                                    ===========     ===========     ===========

--------------------------------------------------------------------------------
STATEMENT OF INCOME REINVESTED IN THE BUSINESS

Illinois Tool Works Inc. and Subsidiaries

                                                             FOR THE YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------
In thousands                                        1997            1996            1995
--------------------------------------------------------------------------------------------
Balance, Beginning of Year                       $ 2,105,144     $ 1,673,320     $ 1,344,172
  Net income                                         586,951         486,315         387,608
  Cash dividends declared                           (113,467)        (88,920)        (74,789)
  Effect of pooling of interests acquisitions         13,788          34,429          16,329
                                                 -----------     -----------     -----------
Balance, End of Year                             $ 2,592,416     $ 2,105,144     $ 1,673,320
                                                 ===========     ===========     ===========

The Notes to Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Illinois Tool Works Inc.:

     We have audited the accompanying statement of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related statements of income, income reinvested in the business and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
January 27, 1998

Financial Statements

--------------------------------------------------------------------------------
STATEMENT OF FINANCIAL POSITION
Illinois Tool Works Inc. and Subsidiaries

                                                                DECEMBER 31
                                               -----------------------------
In thousands except shares                        1997            1996
----------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and equivalents                         $   185,856     $   137,699
  Trade receivables                                902,022         840,092
  Inventories                                      522,996         526,016
  Deferred income taxes                            168,697         131,404
  Prepaid expenses and other current assets         79,071          65,881
                                               -----------     -----------
    Total current assets                         1,858,642       1,701,092
                                               -----------     -----------
Plant and Equipment:
  Land                                              78,055          68,362
  Buildings and improvements                       485,845         429,686
  Machinery and equipment                        1,387,502       1,282,274
  Equipment leased to others                       107,345         109,030
  Construction in progress                          58,644          51,744
                                               -----------     -----------
                                                 2,117,391       1,941,096
  Accumulated depreciation                      (1,233,333)     (1,132,756)
                                               -----------     -----------
    Net plant and equipment                        884,058         808,340
                                               -----------     -----------

Investments                                      1,170,015         872,692
Goodwill                                           774,250         664,054
Deferred Income Taxes                              379,738         292,152
Other Assets                                       328,053         467,832
                                               -----------     -----------
                                               $ 5,394,756     $ 4,806,162
                                               ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                              $   298,278     $   390,425
  Accounts payable                                 269,088         248,062
  Accrued expenses                                 458,381         512,927
  Cash dividends payable                            29,952          23,538
  Income taxes payable                             102,181          44,373
                                               -----------     -----------
    Total current liabilities                    1,157,880       1,219,325
                                               -----------     -----------
Noncurrent Liabilities:
  Long-term debt                                   854,328         818,947
  Other                                            576,094         371,865
                                               -----------     -----------
    Total noncurrent liabilities                 1,430,422       1,190,812
                                               -----------     -----------
Stockholders' Equity:
  Preferred stock                                       --              --
  Common stock:
    Issued--249,865,904 shares in 1997 and
248,040,246 shares in 1996                           2,499         273,864
  Additional paid-in-capital                       287,153              --
  Income reinvested in the business              2,592,416       2,105,144
  Common stock held in treasury                     (1,833)         (1,841)
  Cumulative translation adjustment                (73,781)         18,858
                                               -----------     -----------
    Total stockholders' equity                   2,806,454       2,396,025
                                               -----------     -----------
                                               $ 5,394,756     $ 4,806,162
                                               ===========     ===========

The Notes to Financial Statements are an integral part of this statement.

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
Illinois Tool Works Inc. and Subsidiaries

                                                                      FOR THE YEARS ENDED DECEMBER 31
                                                                -------------------------------------
In thousands                                                       1997          1996          1995
-----------------------------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities:
  Net income                                                    $ 586,951     $ 486,315     $ 387,608
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                 185,386       178,233       151,931
    Change in deferred income taxes                                (7,819)      (12,627)      (23,870)
    Provision for uncollectible accounts                            6,268         4,451         6,889
    Loss on sale of plant and equipment                             7,683           536         2,539
    Income from investments                                       (93,652)      (53,623)      (20,981)
    Non-cash interest on nonrecourse debt                          35,638        16,413            --
    (Gain) loss on sale of operations and affiliates               (6,824)        2,076          (692)
    Other non-cash items, net                                      (1,206)         (165)       11,735
                                                                ---------     ---------     ---------
      Cash provided by operating activities                       712,425       621,609       515,159
  Change in assets and liabilities:
    (Increase) decrease in--
      Trade receivables                                           (66,001)      (11,461)      (27,869)
      Inventories                                                   6,173        58,935       (22,830)
      Prepaid expenses and other assets                           (46,519)      (30,428)      (11,636)
    Increase (decrease) in--
      Accounts payable                                             20,714       (22,396)      (20,020)
      Accrued expenses                                             (1,968)        5,913         2,061
      Income taxes payable                                         35,836         8,863       (11,764)
    Other, net                                                       (402)       (1,608)       11,451
                                                                ---------     ---------     ---------
        Net cash provided by operating activities                 660,258       629,427       434,552
                                                                ---------     ---------     ---------
Cash Provided by (Used for) Investing Activities:
  Acquisition of businesses (excluding cash and equivalents)
    and additional interest in affiliates                        (221,954)     (343,595)     (212,426)
  Additions to plant and equipment                               (178,702)     (168,657)     (150,176)
  Purchase of investments                                         (89,729)     (104,159)     (126,300)
  Proceeds from investments                                        43,772        50,049        36,926
  Proceeds from sale of plant and equipment                        17,054        20,836        13,500
  Proceeds from sale of operations and affiliates                 168,383        24,660         4,650
  Other, net                                                        6,542          (521)       11,996
                                                                ---------     ---------     ---------
      Net cash used for investing activities                     (254,634)     (521,387)     (421,830)
                                                                ---------     ---------     ---------
Cash Provided by (Used for) Financing Activities:
  Cash dividends paid                                            (107,053)      (85,481)      (71,783)
  Issuance of common stock                                          7,763         5,514         7,598
  Net proceeds (repayments) of short-term debt                   (208,362)       74,362       137,134
  Proceeds from long-term debt                                      3,341         9,776         1,152
  Repayments of long-term debt                                    (36,859)      (98,971)       (2,199)
  Redemption of preferred stock of subsidiary                          --            --       (40,000)
  Other, net                                                        4,700         2,940        (7,919)
                                                                ---------     ---------     ---------
      Net cash provided by (used for) financing activities       (336,470)      (91,860)       23,983
                                                                ---------     ---------     ---------
Effect of Exchange Rate Changes on Cash and Equivalents           (20,997)        4,919         3,028
                                                                ---------     ---------     ---------
Cash and Equivalents:
  Increase during the year                                         48,157        21,099        39,733
  Beginning of year                                               137,699       116,600        76,867
                                                                ---------     ---------     ---------
  End of year                                                   $ 185,856     $ 137,699     $ 116,600
                                                                =========     =========     =========
Cash Paid During the Year for Interest                          $  32,184     $  45,394     $  31,595
                                                                =========     =========     =========
Cash Paid During the Year for Income Taxes                      $ 291,721     $ 262,685     $ 264,683
                                                                =========     =========     =========
Liabilities Assumed from Acquisitions                           $ 132,122     $ 306,677     $ 185,705
                                                                =========     =========     =========

See the Investments note for information regarding noncash transactions. The Notes to Financial Statements are an integral part of this statement.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

     Illinois Tool Works Inc. (the "Company") is a multinational manufacturer of highly engineered components and industrial systems. The Company primarily serves the construction, automotive and general industrial markets.

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

Consolidation and Translation--The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

     Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders' equity.

INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION--The Company's operations are divided into three segments: Engineered Components, Industrial Systems and Consumables, and Leasing and Investments. See Management's Discussion and Analysis for a description of the segments and information regarding operating revenues and operating income.

     No single customer accounted for more than 10% of consolidated revenues in 1997, 1996 or 1995. Export sales from the United States were less than 10% of total operating revenues during these years.

     Additional segment and geographic information for 1997, 1996 and 1995 was as follows:

In thousands                                         1997           1996           1995
------------------------------------------------------------------------------------------
Identifiable Assets:
Domestic--
  Engineered Components                        $  682,614     $  620,827     $  522,495
  Industrial Systems and Consumables            1,045,525      1,003,062        930,145
  Leasing and Investments                       1,534,796      1,157,204        604,471
                                               ----------     ----------     ----------
                                                3,262,935      2,781,093      2,057,111
                                               ----------     ----------     ----------
International--
  Engineered Components                           608,064        597,145        572,026
  Industrial Systems and Consumables            1,082,185      1,073,502        704,721
                                               ----------     ----------     ----------
                                                1,690,249      1,670,647      1,276,747
                                               ----------     ----------     ----------
Corporate                                         441,572        354,422        257,460
                                               ----------     ----------     ----------
                                               $5,394,756     $4,806,162     $3,591,318
                                               ==========     ==========     ==========
Plant and Equipment Additions:
  Engineered Components                        $   83,848     $   87,431     $   78,922
  Industrial Systems and Consumables               94,854         81,226         71,254
  Leasing and Investments                              --             --             --
                                               ----------     ----------     ----------
                                               $  178,702     $  168,657     $  150,176
                                               ==========     ==========     ==========
Depreciation and Amortization:
  Engineered Components                        $   87,490     $   86,874     $   73,269
  Industrial Systems and Consumables               97,317         90,655         78,160
  Leasing and Investments                             579            704            502
                                               ----------     ----------     ----------
                                               $  185,386     $  178,233     $  151,931
                                               ==========     ==========     ==========

Identifiable assets by segment and geographic area are those assets that are specifically used in that segment and geographic area.

     Corporate assets are principally cash and equivalents, investments, and other general corporate assets.

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSITIONS--In the fourth quarter of 1996, the Company acquired all of the outstanding common stock of Azon Limited ("Azon"), an Australian manufacturer of strapping and other industrial products. The acquisition has been accounted for as a purchase, and accordingly, the acquired net assets have been recorded at their estimated fair values at the date of acquisition. The results of operations have been included in the Statement of Income from the acquisition date, except for the Azon businesses which were expected to be sold, which were not consolidated at December 31, 1996. During 1997, the Company disposed of the majority of the Azon businesses which were expected to be sold.

     Based on the assumption that the Azon acquisition had occurred on January 1, 1996 or January 1, 1995, the Company's pro forma operating revenues, net income and net income per share would not have been significantly different.

     During 1997, 1996 and 1995, the Company acquired and disposed of numerous other operations which did not materially affect consolidated results.

Research and Development Expenses are recorded as expense in the year incurred.

     These costs were $52,021,000 in 1997, $55,800,000 in 1996 and $52,700,000
in 1995.

RENTAL EXPENSE was $41,809,000 in 1997, $41,740,000 in 1996 and $36,120,000 in
1995.

Future minimum lease payments for the years ended December 31 are as follows:

In thousands
-------------------------------------------------------------------------------
1998                                                                   $ 28,556
1999                                                                     22,310
2000                                                                     18,260
2001                                                                     13,955
2002                                                                     10,620
2003 and future years                                                    21,826
                                                                       --------
                                                                       $115,527
                                                                       ========

--------------------------------------------------------------------------------
Other Income (Expense) consisted of the following:

In thousands                                                   1997           1996           1995
--------------------------------------------------------------------------------------------------
Interest income                                             $14,592       $  9,732        $ 8,177
Gain (loss) on sale of operations and affiliates              6,824         (2,076)           692
Loss on sale of plant and equipment                          (7,683)          (536)        (2,539)
Gain (loss) on foreign currency translation                   3,628         (3,198)         2,375
Debt prepayment costs                                            --         (2,721)            --
Other, net                                                     (850)        (3,638)          (987)
                                                            -------       --------        -------
                                                            $16,511       $ (2,437)       $ 7,718
                                                            =======       ========        =======

Notes to Financial Statements

--------------------------------------------------------------------------------

INCOME TAXES--The Company utilizes the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.

The components of the provision for income taxes were as shown below:

In thousands                             1997            1996            1995
--------------------------------------------------------------------------------
U.S. federal income taxes:
  Current                             $ 189,876       $ 162,454       $ 156,166
  Deferred                               21,961          (9,526)            306
                                      ---------       ---------       ---------
                                        211,837         152,928         156,472
                                      ---------       ---------       ---------
Foreign income taxes:
  Current                               121,990          80,422          61,864
  Deferred                              (34,420)         16,850          (8,488)
                                      ---------       ---------       ---------
                                         87,570          97,272          53,376
                                      ---------       ---------       ---------
State income taxes:
  Current                                40,238          32,165          27,448
  Deferred                               (2,245)          1,635          (1,196)
                                      ---------       ---------       ---------
                                         37,993          33,800          26,252
                                      ---------       ---------       ---------
                                      $ 337,400       $ 284,000       $ 236,100
                                      =========       =========       =========

Income before income taxes for domestic and foreign operations was as follows:

In thousands                         1997              1996              1995
--------------------------------------------------------------------------------
Domestic                            $728,120          $522,770          $449,508
Foreign                              196,231           247,545           174,200
                                    --------          --------          --------
                                    $924,351          $770,315          $623,708
                                    ========          ========          ========

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

                                                                     1997        1996        1995
---------------------------------------------------------------------------------------------------
U.S federal statutory tax rate                                        35.0%       35.0%       35.0%
State income taxes, net of U.S. federal tax benefit                    2.7         2.9         2.7
Amortization of nondeductible goodwill                                  .9          .9          .8
Differences between U.S. federal statutory and foreign tax rates        .9          .6          .6
Other, net                                                            (3.0)       (2.5)       (1.2)
                                                                    ------      ------      ------
Effective tax rate                                                    36.5%       36.9%       37.9%
                                                                    ======      ======      ======

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on approximately $201,000,000 of undistributed earnings of international affiliates as of December 31, 1997. In the event these earnings were distributed to the Company, U.S. federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. The net tax effect would not be expected to be material.

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------

The components of deferred income tax assets and liabilities at December 31, 1997 and 1996 were as follows:

                                                                                     1997                         1996
                                                                  -----------------------        ----------------------
In thousands                                                         Asset      Liability          Asset     Liability
---------------------------------------------------------------------------------------------------------------------------
Acquisition asset basis differences                               $ 40,689      $ (20,505)       $ 29,625     $ (14,289)
Inventory reserves, capitalized tax cost and LIFO inventory         22,134        (11,894)         24,713       (11,011)
Investments                                                        400,280        (40,018)        324,033       (42,726)
Plant and equipment                                                 10,736        (35,425)          3,940       (46,795)
Accrued expenses and reserves                                       74,173             --          57,784            --
Employee benefit accruals                                           60,694             --          52,529            --
Net operating loss carryforwards                                    41,414             --          51,797            --
Allowances for uncollectible accounts                                4,395             --           5,434            --
Prepaid pension assets                                                  --        (23,027)             --       (19,849)
Other                                                               44,422        (17,975)         28,870       (16,334)
                                                                  --------      ---------        --------     ---------
Gross deferred income tax assets (liabilities)                     698,937       (148,844)        578,725      (151,004)
Valuation allowances                                               (1,658)             --          (4,165)           --
                                                                  --------      ---------        --------     ---------
Total deferred income tax assets (liabilities)                    $697,279      $(148,844)       $574,560     $(151,004)
                                                                  ========      =========        ========     =========
Net deferred income tax assets                                    $548,435                       $423,556
                                                                  ========                       ========

No valuation allowance has been recorded on the net deferred income tax assets at December 31, 1997 and 1996 as the Company expects to continue to generate significant taxable income in future years.

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $108,800,000 available to offset future taxable income in the U.S. and certain foreign jurisdictions which expire as follows:


In thousands
--------------------------------------------------------------------------------
1998                                                                   $    300
1999                                                                      1,100
2000                                                                      1,400
2001                                                                      8,000
2002                                                                        400
2003                                                                      1,800
2004                                                                      2,200
2005                                                                      1,900
2006                                                                        200
2007                                                                      6,200
2008                                                                      1,800
2009                                                                      1,300
2010                                                                        900
2011                                                                        900
Do not expire                                                            80,400
                                                                       --------
                                                                       $108,800
                                                                       ========

Notes to Financial Statements

--------------------------------------------------------------------------------
NET INCOME PER SHARE OF COMMON STOCK--The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, in the fourth quarter of 1997. Under SFAS No. 128, net income per basic share is computed by dividing net income by the weighted average number of shares outstanding for the period. Net income per diluted share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period.
The computation of net income per share was as follows:

In thousands except per share data                          1997          1996          1995
--------------------------------------------------------------------------------------------
Net income                                            $  586,951    $  486,315    $  387,608
                                                      ==========    ==========    ==========
Net income per share--Basic:
  Weighted average common shares                         249,284       247,556       235,978
                                                      ==========    ==========    ==========
  Net income per share--Basic                         $     2.35    $     1.96    $     1.64
                                                      ==========    ==========    ==========

Net income per share--Diluted:
  Weighted average common shares                         249,284       247,556       235,978
  Effect of dilutive stock options                         2,476         2,014         1,768
                                                      ----------    ----------    ----------
  Weighted average common shares assuming dilution       251,760       249,570       237,746
                                                      ==========    ==========    ==========
  Net income per share--Diluted                       $     2.33    $     1.95    $     1.63
                                                      ==========    ==========    ==========

Options to purchase 1,128,639 and 752,350 shares of common stock at an average price of $54.61 and $30.13 per share were outstanding at December 31, 1997 and 1995, respectively, but were not included in the computation of diluted net income per share for the period, because the options' exercise price was greater than the average market price of the common shares. These options will expire in 2007 and 2005, respectively.

Cash and Equivalents included interest-bearing deposits of $118,982,000 at December 31, 1997 and $83,900,000 at December 31, 1996.

     Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables as of December 31, 1997 and 1996 were net of allowances for uncollectible accounts of $20,800,000 and $22,400,000, respectively.

Inventories at December 31, 1997 and 1996 were as follows:

In thousands                                               1997           1996
--------------------------------------------------------------------------------
Raw material                                             $145,851       $143,979
Work-in-process                                            67,956         71,641
Finished goods                                            309,189        310,396
                                                         --------       --------
                                                         $522,996       $526,016
                                                         ========       ========

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of the majority of domestic operations. Inventories priced at LIFO were 39% and 43% of total inventories as of December 31, 1997 and 1996, respectively. The first-in, first-out (FIFO) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $58,500,000 and $57,100,000 higher than reported at December 31, 1997 and 1996, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

     Depreciation was $148,544,000 in 1997 compared with $146,360,000 in 1996 and $126,900,000 in 1995 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

     The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements                                           10-40 years
Machinery and equipment                                               3-12 years
Equipment leased to others                                         Term of lease

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------
Investments as of December 31, 1997 and 1996 consisted of the following:

In thousands                                                         1997          1996
------------------------------------------------------------------------------------------
Commercial mortgage loans                                         $  573,717    $  457,015
Commercial real estate                                               167,194        86,919
Net swap receivables                                                 258,857       171,330
Receivable from mortgage servicer                                     18,216        16,313
Leveraged, direct financing and sales-type leases of equipment        79,875        83,432
Properties held for sale                                              22,583        18,456
Property developments                                                 17,871        18,425
Affordable housing                                                    17,095        13,581
Annuity contract                                                       5,005            --
U.S. Treasury security                                                 4,479         4,286
Other                                                                  5,123         2,935
                                                                  ----------    ----------
                                                                  $1,170,015    $  872,692
                                                                  ==========    ==========

In December 1997, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $217,440,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. In December 1996, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $266,265,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256,000,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. The mortgage-related assets for the three transactions are located throughout the U.S. and include 38 subperforming, variable rate, balloon loans and 13 foreclosed properties at December 31, 1997. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26,000,000 a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $3,074,588,000 at December 31, 1997. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

     The Company expects to recover its net investment in the mortgage-related assets and net swap receivables of $297,859,000 at December 31, 1997 (net of the related nonrecourse notes payable) through its expected net cash flow of $26,000,000 per year for the remainder of the ten-year periods and its estimated share of $416,500,000 of the proceeds from disposition of the mortgage-related assets and principal repayments.

     In the first quarter of 1995, the Company exchanged preferred stock of a subsidiary of $40,000,000 for investments in mortgage-backed securities of $32,000,000 and corporate debt securities of $8,000,000 in a noncash transaction. The preferred stock was subsequently redeemed for $40,000,000 cash in the fourth quarter of 1995. The mortgage-backed securities were sold in the first quarter of 1996.

     The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through income. At December 31, 1997 and 1996, the impairment loss allowance was $12,000,000 and $4,803,000, respectively. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value by $26,587,000 at December 31, 1997 and approximates the carrying value at December 31, 1996. The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at the current market interest rate. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows or interest rates are recorded through income.

Notes to Financial Statements

--------------------------------------------------------------------------------
     The Company's investment in leveraged and direct financing leases relates to equipment used primarily in the transportation, mining and paper processing industries. The components of the investment in leveraged, direct financing and sales-type leases at December 31, 1997 and 1996 were as shown below:

In thousands                                                                               1997         1996
-------------------------------------------------------------------------------------------------------------
Lease contracts receivable (net of principal and interest on nonrecourse financing)    $ 86,183     $ 92,874
Estimated residual value of leased assets                                                25,596       25,601
Unearned and deferred income                                                            (31,904)     (35,043)
                                                                                       --------     --------
Investment in leveraged, direct financing and sales-type leases                          79,875       83,432
Deferred income taxes related to leveraged and direct financing leases                  (36,639)     (37,980)
                                                                                       --------     --------
Net investment in leveraged, direct financing and sales-type leases                    $ 43,236     $ 45,452
                                                                                       ========     ========

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

     Amortization expense was $25,666,000 in 1997, $21,727,000 in 1996, and
$16,335,000 in 1995. Accumulated goodwill amortization was $133,137,000 and $125,532,000, at December 31, 1997 and 1996, respectively.

Other Assets as of December 31, 1997 and 1996 consisted of the following:

In thousands                                              1997          1996
--------------------------------------------------------------------------------
Other intangible assets                                $ 132,974     $ 136,774
Accumulated amortization of other intangible assets      (30,048)      (48,269)
Cash surrender value of life insurance policies           83,341        64,234
Prepaid pension assets                                    62,041        54,115
Investment in unconsolidated affiliates                   28,526        34,217
Investment in businesses to be sold                           --       170,478
Other                                                     51,219        56,283
                                                       ---------     ---------
                                                       $ 328,053     $ 467,832
                                                       =========     =========

Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over five to 17 years. Amortization expense was $11,176,000 in 1997, $10,146,000 in 1996, and $8,696,000 in 1995.

     The businesses acquired in the Azon acquisition in 1996 which were expected to be sold were not consolidated and were recorded at estimated fair value at December 31, 1996. During 1997, the Company disposed of the majority of the Azon businesses which were expected to be sold.

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------
Retirement Plans--The Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company's contributions to these plans were $11,900,000 in 1997, $12,200,000 in 1996 and $9,900,000 in
1995.

     The Company provides the majority of its employees with pension benefits. The Company's principal domestic plan provides benefits based on years of service and compensation levels during the latter years of employment. Other domestic and foreign plans provide benefits similar to the principal domestic plan. Subject to the limitation on deductibility imposed by U.S federal income tax laws, the Company's policy has been to contribute funds to the domestic plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. Contributions of $13,865,000 and $11,303,000 were made to the principal plan during 1997 and 1996, respectively. No contributions to the principal plan were made in 1995. Contributions to international and other domestic plans were minimal in 1997, 1996 and 1995. Domestic plan assets consist primarily of listed common stocks and debt securities.

     The components of net pension expense were as shown below:

In thousands                                       1997          1996          1995
---------------------------------------------------------------------------------------
Service cost                                     $  29,830     $  24,373     $  24,369
Interest cost on projected benefit obligation       41,688        35,641        33,972
Actual return on plan assets                      (155,661)      (71,754)      (99,364)
Net amortization and deferral                       99,948        19,233        49,102
                                                 ---------     ---------     ---------
Net pension expense                              $  15,805     $   7,493     $   8,079
                                                 =========     =========     =========

The following table sets forth the funded status and amounts recognized in the Company's Statement of Financial Position at December 31, 1997 and 1996:

                                                                           1997                        1996
                                                         -----------------------     ------------------------
In thousands                                             Domestic       Foreign      Domestic       Foreign
-------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                 $(356,846)    $(107,492)    $(323,331)    $ (86,844)
  Non-vested                                               (61,681)      (11,465)      (62,057)      (16,118)
                                                         ---------     ---------     ---------     ---------
Accumulated benefit obligation                            (418,527)     (118,957)     (385,388)     (102,962)
Effect of projected wage increases                         (51,758)      (24,101)      (49,970)      (16,751)
                                                         ---------     ---------     ---------     ---------
Projected benefit obligation                              (470,285)     (143,058)     (435,358)     (119,713)
Plan assets at fair value                                  620,314       149,972       499,218       122,956
                                                         ---------     ---------     ---------     ---------
Plan assets in excess of projected benefit obligation      150,029         6,914        63,860         3,243
Unrecognized net gain                                     (129,459)      (12,636)      (52,218)      (13,653)
Unrecognized prior service cost                             25,983           292        31,038            --
Unrecognized transition asset                              (11,585)       (5,542)      (15,501)       (6,554)
Adjustment to recognize minimum liability                   (6,239)       (1,008)       (5,873)         (643)
                                                         ---------     ---------     ---------     ---------
Prepaid (accrued) pension asset (liability)              $  28,729     $ (11,980)    $  21,306     $ (17,607)
                                                         =========     =========     =========     =========

The significant actuarial assumptions at December 31, 1997, 1996 and 1995 were as follows:

                                                              1997           1996           1995
---------------------------------------------------------------------------------------------------
Domestic plans:
  Discount rate                                              7.50%          7.75%          7.75%
  Expected long-term rate of return on plan assets          10.00%         10.00%         10.00%
  Rate of increase in future compensation levels             4.00%          4.50%          4.00%
Foreign plans:
  Discount rate                                         3.50-8.00%     4.00-9.00%     5.50-9.00%
  Expected long-term rate of return on plan assets      5.00-9.00%     5.50-9.00%     5.50-9.00%

Notes to Financial Statements

--------------------------------------------------------------------------------
Short-Term Debt as of December 31, 1997 and 1996 consisted of the following:

In thousands                                                 1997           1996
---------------------------------------------------------------------------------
Bank overdrafts                                          $ 73,322       $ 45,472
Commercial paper                                               --         54,990
Current maturities of long-term debt                      151,409         30,549
Australian cash advance facility                           56,842        244,717
Other borrowings by foreign subsidiaries                   16,705         14,697
                                                         --------       --------
                                                         $298,278       $390,425
                                                         ========       ========

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issue. The weighted average interest rate on commercial paper outstanding at December 31, 1996 was 6.41%.

     In August 1996, to fund the Azon acquisition, the Company entered into a 364-day Australian cash advance facility with maximum available borrowings of Australian $325,000,000. In September 1997, the Company amended this cash advance facility to decrease the maximum available borrowings to Australian $175,000,000 and to extend the term of the facility to August 1998. The facility had an interest rate of 5.0% at December 31, 1997 and 6.7% at December 31, 1996.

     The weighted average interest rate on other foreign borrowings was 5.0% at December 31, 1997 and 4.4% at December 31, 1996.

Accrued Expenses as of December 31, 1997 and 1996 consisted of accruals for:

--------------------------------------------------------------------------------

In thousands                                                1997           1996
--------------------------------------------------------------------------------
Compensation and employee benefits                      $185,017       $237,476
Taxes, other than income taxes                            20,985         23,375
Customer deposits                                         20,780         29,816
Other                                                    231,599        222,260
                                                        --------       --------
                                                        $458,381       $512,927
                                                        ========       ========

                                                        Illinois Tool Works Inc.
--------------------------------------------------------------------------------
Long-Term Debt at December 31, 1997 and 1996 consisted of the following:

In thousands                                                                                 1997            1996
---------------------------------------------------------------------------------------------------------------------
7.5% notes due December 1, 1998                                                           $   125,000     $   125,000
5.875% notes due March 1, 2000                                                                125,000         125,000
6.59% nonrecourse note due semiannually through December 31, 2005                             236,500         253,625
7.00% nonrecourse note due semiannually through November 30, 2006                             266,185         266,265
6.44% nonrecourse note due semiannually from August 31, 2002 through February 29, 2008        217,440              --
Other, including capitalized lease obligations                                                 35,612          79,606
                                                                                          -----------     -----------
                                                                                            1,005,737         849,496
Current maturities                                                                           (151,409)        (30,549)
                                                                                          -----------     -----------
                                                                                          $   854,328     $   818,947
                                                                                          ===========     ===========

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

     The quoted market prices of the 7.5% and 5.875% notes exceeded the carrying values by $1,191,000 at December 31, 1997, and $700,000 at December 31, 1996.

     The Company issued a $256,000,000 6.28% nonrecourse note at face value in December 1995, a $266,265,000 7.0% nonrecourse note at face value in December 1996 and a $217,440,000 6.44% nonrecourse note at face value in December 1997. In 1997, the Company refinanced the 6.28% nonrecourse note with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and the net swap receivable, which are included in investments. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $19,978,000 at December 31, 1997 and approximated carrying value at December 31, 1996.

     In 1992, the Company entered into a $300,000,000 revolving credit facility
(RCF). In May 1996, the Company amended the RCF to increase the maximum available borrowings to $350,000,000 and extended the commitment termination date to May 30, 2001. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at any time at the Company's option. There were no amounts outstanding under these facilities as of December 31, 1997 or 1996. The Company maintains unused commitments under the RCF equal to any commercial paper borrowings.

     The amended RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1997.

     Other debt outstanding at December 31, 1997 bears interest at rates ranging from 2.19% to 14.5%, with maturities through the year 2012.

     Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands
--------------------------------------------------------------------------------
1999                                                                    $ 30,830
2000                                                                     153,629
2001                                                                      49,949
2002                                                                      40,141
2003 and future years                                                    579,779
                                                                        --------
                                                                        $854,328
                                                                        ========

--------------------------------------------------------------------------------
Other Noncurrent Liabilities at December 31, 1997 and 1996 consisted of the following:

In thousands                                             1997           1996
--------------------------------------------------------------------------------
Deferred investment income                           $287,958       $238,870
Preferred stock of subsidiaries                        60,000         40,000
Other                                                 228,136         92,995
                                                     --------       --------
                                                     $576,094       $371,865
                                                     ========       ========

Notes to Financial Statements

--------------------------------------------------------------------------------
POSTRETIREMENT HEALTH CARE BENEFITS--The Company provides postretirement health care benefits to the majority of domestic employees and their covered dependents. Generally, employees who have reached age 55 and rendered 10 years of service are eligible for these benefits, which are subject to retiree contributions, deductibles, copayment provisions and other limitations. The expected cost of the health care benefits is charged to expense during the service lives of the employees. The Company funds the health care benefits principally on a pay-as-you-go basis.

     A one-percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $16,437,000 and the sum of the 1997 annual service and interest cost by approximately $1,635,000. The costs of postretirement health care benefits were as shown below:

In thousands                                                              1997          1996           1995
----------------------------------------------------------------------------------------------------------------
Service cost                                                            $ 2,381        $ 2,253        $ 2,110
Interest cost on accumulated postretirement benefit obligation            9,246          9,182         10,077
Net amortization and deferral                                             6,134          6,067          5,581
                                                                        -------        -------        -------
Net postretirement benefit cost                                         $17,761        $17,502        $17,768
                                                                        =======        =======        =======

The following table sets forth the amounts recognized in the Company's Statement of Financial Position at December 31, 1997 and 1996:

In thousands                                                1997           1996
-------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                               $ (89,650)     $ (86,467)
  Active employees                                         (36,904)       (35,614)
                                                         ---------      ---------
                                                          (126,554)      (122,081)
Unrecognized transition obligation                          108,137        115,346
Unrecognized net gain                                      (21,631)       (26,461)
                                                         ---------      ---------
Accrued postretirement benefit cost                      $ (40,048)     $ (33,196)
                                                         =========      =========

The significant actuarial assumptions at December 31, 1997, 1996 and 1995 were as follows:

                                         1997           1996           1995
------------------------------------------------------------------------------
Discount rate                           7.50%          7.75%          7.75%
Health care cost trend rate:
  Current rate                          5.00%          5.00%          7.00%
  Ultimate rate in 1998                 5.00%          5.00%          5.00%

                                                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------

PREFERRED STOCK, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue its preferred stock.
--------------------------------------------------------------------------------
Common Stock, Additional Paid-in-Capital and Common Stock Held in Treasury transactions during 1997, 1996 and 1995 are shown below. On May 9, 1997, the stockholders approved a) an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 150,000,000 shares without par value to 350,000,000 shares with a par value of $.01 and b) a two-for-one split of the Company's common stock, with a distribution date of May 27, 1997, at a rate of one additional share for each common share held by stockholders of record on May 20, 1997. All per share data in this report is calculated on a post-split basis.


                                                                                      ADDITIONAL                    COMMON STOCK
                                                                    COMMON STOCK PAID-IN-CAPITAL                HELD IN TREASURY
                                                     --------------------------- ---------------     ---------------------------
In thousands except shares                             SHARES             AMOUNT          AMOUNT         SHARES           AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                           114,100,500     $   201,166     $        --        (142,568)    $    (1,952)
During 1995--
  Stock options exercised                                382,587           7,300              --           2,113             118
  Shares surrendered on exercise of stock options         (4,626)           (243)             --          (2,113)           (118)
  Tax benefits related to stock options exercised             --           2,528              --              --              --
  Shares issued for acquisitions                       3,876,477          27,501              --              --              --
  Shares issued for stock incentive and
    restricted stock grants                               14,091           1,436              --           6,300              86
                                                     -----------     -----------     -----------     -----------     -----------
Balance, December 31, 1995                           118,369,029         239,688              --        (136,268)         (1,866)
                                                     -----------     -----------     -----------     -----------     -----------
During 1996--
  Stock options exercised                                254,181           5,871              --          23,462           1,579
  Shares surrendered on exercise of stock options        (11,791)           (462)             --         (23,462)         (1,579)
  Tax benefits related to stock options exercised             --           3,176              --              --              --
  Shares issued for acquisitions                       5,408,704          25,510              --              --              --
  Shares issued for stock incentive and
    restricted stock grants                                   --              81              --           1,800              25
                                                     -----------     -----------     -----------     -----------     -----------
Balance, December 31, 1996                           124,020,123         273,864              --        (134,468)         (1,841)
                                                     -----------     -----------     -----------     -----------     -----------
During 1997--
  Adjustment to reflect the May 1997 stock split     124,020,123              --              --        (134,468)             --
  Adjustment to reflect change in par value                   --        (275,701)        275,701              --              --
  Stock options exercised                                673,132           4,018           4,452          14,862             796
  Shares surrendered on exercise of stock options        (33,162)            (10)           (744)        (14,862)           (796)
  Tax benefits related to stock options exercised             --              --           7,758              --              --
  Shares issued for acquisitions                       1,181,228             289             (14)             --              --
  Shares issued for stock incentive and
    restricted stock grants                                4,460              39              --           1,200               8
                                                     -----------     -----------     -----------     -----------     -----------
Balance, December 31, 1997                           249,865,904     $     2,499     $   287,153        (267,736)    $    (1,833)
                                                     ===========     ===========     ===========     ===========     ===========

Authorized, December 31, 1997                        350,000,000
                                                     ===========


--------------------------------------------------------------------------------
Cash Dividends declared were $.46 per share in 1997, $.36 per share in 1996 and $.32 per share in 1995. Cash dividends paid were $.43 per share in 1997, $.35 per share in 1996 and $.31 per share in 1995.

Notes to Financial Statements

--------------------------------------------------------------------------------
Stock Options have been issued to officers and other employees under the Company's 1996 Stock Incentive Plan, which was adopted in 1996. At December 31, 1997, 19,005,370 shares were reserved for issuance under the plan. Option prices are 100% of the common stock fair market value on the date of grant.

     Effective in 1996, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS No. 123 is as follows:

In thousands except per share data           1997           1996           1995
--------------------------------------------------------------------------------
Net Income:
  As reported                         $   586,951    $   486,315    $   387,608
  Pro forma                               582,909        482,767        387,608
Net income per basic share:
  As reported                         $      2.35    $      1.96    $      1.64
  Pro forma                                  2.34           1.95           1.64
Net income per diluted share:
  As reported                         $      2.33    $      1.95    $      1.63
  Pro forma                                  2.32           1.93           1.63

The table presented below provides a summary of the stock option transactions during 1997, 1996 and 1995:

                                                            1997                              1996                             1995
                                --------------------------------- --------------------------------- --------------------------------
                                                 WEIGHTED AVERAGE                  WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                NUMBER OF SHARES  EXERCISE PRICE  NUMBER OF SHARES  EXERCISE PRICE  NUMBER OF SHARES EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Under option at beginning of year      4,999,416     $    21.56       5,154,158     $    19.71       4,447,104       $   14.26
  Granted                              1,128,639          54.61         420,028          33.69       1,554,330           30.12
  Exercised                             (687,994)         14.30        (556,020)         13.44        (769,400)           9.56
  Canceled or expired                    (55,376)         27.17         (18,750)         23.29         (77,876)          17.34
                                  --------------                   ------------                   ------------
Under option at end of year            5,384,685          29.36       4,999,416          21.56       5,154,158           19.71
                                  ==============                   ============                   ============

Exercisable at year-end                3,145,946                      3,037,064                      2,857,328
Available for grant at year-end       13,620,685                     14,650,384                      4,054,072
Weighted average fair value of
  option grant during the year    $        15.82                   $      10.01                   $       8.47

The following table summarizes information on stock options outstanding as of December 31, 1997:

                                                            Options Outstanding                       Options Exercisable
-------------------------------------------------------------------------------  ------------------------------------------
                                          WEIGHTED AVERAGE
       RANGE OF   NUMBER OUTSTANDING             REMAINING     WEIGHTED AVERAGE  NUMBER EXERCISABLE     WEIGHTED AVERAGE
EXERCISE PRICES                1997       CONTRACTUAL LIFE       EXERCISE PRICE                1997       EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
  $ 8.31-16.25            1,164,071            3.42 years               $13.69            1,164,071               $13.69
   18.31-25.19            1,225,958            6.11 years                18.62            1,179,958                18.55
   30.13-39.81            1,864,989            8.03 years                30.92              800,889                30.51
   40.22-56.75            1,129,667            9.95 years                54.60                1,028                40.22
                          ---------                                                       ---------
                          5,384,685            7.00 years                29.36            3,145,946                19.80
                          =========                                                       =========

The estimated fair value of each option granted is calculated using the Black-Scholes option pricing model. The following summarizes the assumptions used in the model:

                                                 1997           1996           1995
-------------------------------------------------------------------------------------
Risk-free interest rate                           5.9%           6.4%           5.6%
Expected stock volatility                        21.7%          22.2%          21.8%
Dividend yield                                   1.29%          1.36%          1.36%
Expected years until exercise                     5.5            5.5            5.5

Quarterly and Common Stock Data                        Illinois Tool Works Inc.

--------------------------------------------------------------------------------

Quarterly Financial Data (Unaudited)

                                                                                                         THREE MONTHS ENDED
---------------------------------------------------------------------------------------------------------------------------
                                   MARCH 31                  JUNE 30             SEPTEMBER 30              DECEMBER 31
In thousands except    -----------------------  -----------------------  -----------------------  -------------------------
per share amounts          1997        1996         1997        1996         1997        1996        1997         1996
---------------------------------------------------------------------------------------------------------------------------
Operating revenues     $1,229,798   $1,136,922  $1,326,344   $1,324,800  $1,315,388   $1,238,261  $1,348,903  $1,296,698
Cost of revenues          807,317      755,539     854,352      871,156     857,495      817,658     859,630     837,177
Operating income          196,433      161,438     245,819      214,992     235,763      198,731     249,208     225,425
Net income                123,255       98,755     154,394      130,375     149,130      122,842     160,172     134,343
Net income per share:
  Basic                       .49          .40         .62          .53         .60          .50         .64         .54
  Diluted                     .49          .40         .61          .52         .59          .49         .64         .54

COMMON STOCK PRICE AND DIVIDEND DATA--The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1997 and 1996, restated for the two-for-one stock split in May 1997, were as shown below:


                          MARKET PRICE PER SHARE
                          ----------------------
                            HIGH         LOW     DIVIDENDS PAID PER SHARE
-------------------------------------------------------------------------
1997
Fourth quarter             $60.13      $46.88                    $.120
Third quarter               55.31       45.56                     .120
Second quarter              52.63       40.31                     .095
First quarter               45.69       37.38                     .095

1996
Fourth quarter             $43.63      $34.75                    $.095
Third quarter               37.13       30.44                     .085
Second quarter              34.88       30.50                     .085
First quarter               34.75       25.94                     .085

The approximate number of holders of record of common stock as of February 13, 1998 was 4,772. This number does not include beneficial owners of the Company's securities held in the name of nominees.

Eleven-Year Financial Summary

Dollars and shares in thousands
except per share amounts                                 1997         1996        1995         1994         1993         1992
---------------------------------------------------------------------------------------------------------------------------------
Income:
Operating revenues                                   $ 5,220,433    4,996,681   4,178,080    3,461,315    3,159,181    2,811,645
Cost of revenues                                     $ 3,378,794    3,281,530   2,723,988    2,290,117    2,122,286    1,858,752
Selling, administrative and research and
   development expenses                              $   870,268      875,386     776,112      666,576      638,560      589,423
Amortization of goodwill and other
   intangible assets                                 $    36,842       31,873      25,031       22,344       21,874       22,169
Amortization of retiree health care                  $     7,306        7,306       6,968        6,968        6,968           --
Operating income                                     $   927,223      800,586     645,981      475,310      369,493      341,301
Interest expense                                     $   (19,383)     (27,834)    (29,991)     (26,943)     (35,025)     (42,852)
Other income (expense)                               $    16,511       (2,437)      7,718        1,916        1,402       11,331
Income before income taxes                           $   924,351      770,315     623,708      450,283      335,870      309,780
Income taxes                                         $   337,400      284,000     236,100      172,500      129,300      117,700
Net income                                           $   586,951      486,315     387,608      277,783      206,570      192,080
  Basic per share                                    $      2.35         1.96        1.64         1.22          .91          .86
  Diluted per share                                  $      2.33         1.95        1.63         1.22          .90          .85
Financial Position:
Net working capital                                  $   700,762      481,767     681,558      634,500      547,506      492,118
Net plant and equipment                              $   884,058      808,340     694,941      641,235      583,765      524,116
Total assets                                         $ 5,394,756    4,806,162   3,591,318    2,580,498    2,336,891    2,204,187
Long-term debt                                       $   854,328      818,947     615,557      272,987      375,641      251,979
Total debt                                           $ 1,152,606    1,209,372     791,745      339,989      482,714      335,240
Stockholders' equity                                 $ 2,806,454    2,396,025   1,924,237    1,541,521    1,258,669    1,339,673
Other Data:
Operating income:
  Return on operating revenues                       %      17.8         16.0        15.5         13.7         11.7         12.1
Net income:
  Return on operating revenues                       %      11.2          9.7         9.3          8.0          6.5          6.8
  Return on average stockholders' equity             %      22.6         22.5        22.4         19.8         15.9         15.1
Cash dividends paid                                  $   107,053       85,481      71,783       61,162       55,175       50,290
  Per share--paid                                    $       .43          .35         .31          .27          .25          .23
           --declared                                $       .46          .36         .32          .28          .25          .23
Book value per share                                 $     11.24         9.67        8.14         6.76         5.56         5.98
Common stock market price at year-end                $     60.13        39.94       29.50        21.88        19.50        16.31
Long-term debt to total capitalization               %      23.3         25.5        24.2         15.0         23.0         15.8
Total debt to total capitalization                   %      29.1         33.5        29.2         18.1         27.7         20.0
Total debt to total capitalization (excluding
    Leasing and Investments Segment)                 %       4.6         15.9        16.2         18.1         27.7         20.0
Shares outstanding:
  At December 31                                         249,598      247,771     236,466      227,916      226,300      224,027
  Average during year                                    249,284      247,556     235,978      226,775      225,958      223,492
Plant and equipment additions                        $   178,704      168,657     150,176      131,055      119,931      115,313
Depreciation                                         $   148,544      146,360     126,900      109,805      109,852      100,462
Research and development expenses                    $    52,021       55,800      52,700       48,700       47,200       42,500
Employees at December 31                                  25,700       24,400      21,200       19,500       19,000       17,800
Operating revenues per employee                      $       203          205         197          178          166          158
Dollars and shares in thousands
except per share amounts                               1991         1990        1989          1988        1987
------------------------------------------------------------------------------------------------------------------
Income:
Operating revenues                                   2,639,650    2,544,153   2,172,747     1,929,805   1,698,353
Cost of revenues                                     1,759,288    1,686,423   1,450,116     1,287,297   1,117,990
Selling, administrative and research and
   development expenses                                551,865      512,685     417,520       377,003     344,661
Amortization of goodwill and other
   intangible assets                                    23,979       19,181      15,829        13,106      16,812
Amortization of retiree health care                         --           --          --            --          --
Operating income                                       304,518      325,864     289,282       252,399     218,890
Interest expense                                       (44,342)     (39,190)    (30,995)      (26,109)    (33,439)
Other income (expense)                                  27,583       13,209      10,735         6,522      14,333
Income before income taxes                             287,759      299,883     269,022       232,812     199,784
Income taxes                                           107,200      117,500     105,200        92,800      93,600
Net income                                             180,559      182,383     163,822       140,012     106,184
  Basic per share                                          .81          .84         .77           .66         .51
  Diluted per share                                        .81          .83         .76           .65         .50
Financial Position:
Net working capital                                    442,041      615,055     440,406       392,283     332,290
Net plant and equipment                                525,695      483,549     413,578       342,794     318,690
Total assets                                         2,257,139    2,150,307   1,687,985     1,380,237   1,334,063
Long-term debt                                         307,082      430,632     334,407       255,907     309,515
Total debt                                             489,189      495,952     370,507       257,597     357,249
Stockholders' equity                                 1,212,051    1,091,842     871,124       744,727     608,541
Other Data:
Operating income:
  Return on operating revenues                            11.5         12.8        13.3          13.1        12.9
Net income:
  Return on operating revenues                             6.8          7.2         7.5           7.3         6.3
  Return on average stockholders' equity                  15.7         18.6        20.3          20.7        19.6
Cash dividends paid                                     44,108       35,861      28,747        23,027      20,144
  Per share--paid                                          .20          .17         .14           .11         .10
           --declared                                      .21          .17         .14           .12         .10
Book value per share                                      5.44         4.98        4.06          3.53        2.94
Common stock market price at year-end                    15.94        12.07       11.22          8.63        8.25
Long-term debt to total capitalization                    20.2         28.3        27.7          23.3        33.7
Total debt to total capitalization                        28.8         31.2        29.8          25.7        37.0
Total debt to total capitalization (excluding
    Leasing and Investments Segment)                      28.8         31.2        29.8          25.7        37.0
Shares outstanding:
  At December 31                                       222,872      219,218     214,663       211,175     207,120
  Average during year                                  222,354      217,745     214,056       210,700     206,544
Plant and equipment additions                          106,036      101,183      84,263        84,107      61,052
Depreciation                                            91,414       82,913      68,890        62,064      57,839
Research and development expenses                       40,300       40,300      32,500        26,588      24,739
Employees at December 31                                18,700       18,400      15,700        14,200      13,600
Operating revenues per employee                            141          138         138           136         125


Note: Certain reclassifications of prior years' data have been made to conform with current year reporting. All share and per share amounts have been restated for the two-for-one stock split in May 1997.