Form 10-K, Exhibit 13
period 1998-12-31
ILLINOIS TOOL WORKS INC
filed 1999-03-30
CIK 49826

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS


INTRODUCTION
Illinois Tool Works Inc. is a multinational manufacturer of highly engineered products and specialty systems. The Company has 400 operations in 35 countries which are aggregated and organized for internal reporting purposes into the following five segments: Engineered Products--North America, Engineered Products--International, Specialty Systems--North America, Specialty Systems--International, and Leasing and Investments. These segments are described below.


ENGINEERED PRODUCTS--NORTH AMERICA
Businesses in this segment are located in North America and manufacture short lead-time components and fasteners, and specialty products such as adhesives, resealable packaging and electronic component packaging. In 1998, this segment primarily served the automotive (38%), construction (27%), and general industrial (14%) markets.

Dollars in thousands       1998          1997          1996
--------------------------------------------------------------------------------
Operating revenues   $1,790,221    $1,596,156    $1,480,214
Operating income        363,369       307,106       274,670
Margin %                   20.3%         19.2%         18.6%

In 1998, revenues increased versus 1997 largely due to acquisitions, primarily in the automotive and general industrial businesses, which contributed 8% to the revenue growth. The primary contributors to the base business revenue growth of 5% were the construction, automotive and general industrial businesses. Operating income grew 18% in 1998 due to cost reductions in the base businesses and acquisitions. Margins improved in 1998 due to cost improvements in the base businesses, partially offset by lower margins for acquired businesses.
     Revenues and operating income increased in 1997 over 1996 mainly due to acquisitions and growth in the base businesses, primarily in the automotive businesses. The sale of a fastener distribution business in the first quarter of 1997 moderated revenue growth. New products and increased market penetration in the adhesives and automotive businesses resulted in margin growth, partially offset by flat operating income in the construction businesses.

ENGINEERED PRODUCTS--INTERNATIONAL
Businesses in this segment are located outside North America and manufacture short lead-time components and fasteners, and specialty products such as electronic component packaging and adhesives. In 1998, this segment primarily served the automotive (37%), construction (33%), electronics (10%), and general industrial (10%) markets.

Dollars in thousands       1998          1997          1996
--------------------------------------------------------------------------------
Operating revenues   $  937,243    $  875,200    $  877,088
Operating income        140,323       136,511       108,398
Margin %                   15.0%         15.6%         12.4%


Revenues increased in 1998 compared with 1997 mainly due to acquisitions, primarily in the construction businesses, which had a contribution of 9% to the revenue growth. The general industrial, electronic component packaging and automotive businesses were the primary contributors to the base business revenue growth of 4%. Operating income was higher in 1998 due to cost reductions in the base businesses and due to acquisitions. Margins were lower in 1998 as a result of the lower margins of acquired companies, partially offset by the effect of cost improvements in the base businesses. Foreign currency fluctuations in 1998 versus 1997 decreased revenues by 6% and operating income by 7%.
     Revenues for the base businesses grew in 1997 over 1996 due to increased market penetration by the European automotive businesses. The increase in revenues was more than offset, however, by the negative effect of European currencies against the U.S. dollar and flat revenues for the construction businesses. A more profitable product mix and lower overall cost structure in the construction businesses, however, combined with increased revenues in the international automotive operations, resulted in strong operating income and margin increases. Foreign currency fluctuations in 1997 versus 1996 decreased revenues by 7% and operating income by 9%.

                                                        ILLINOIS TOOL WORKS INC.

SPECIALTY SYSTEMS--NORTH AMERICA
Businesses in this segment are located in North America and produce longer lead-time machinery and related consumables, and specialty equipment for applications such as industrial spray coating, quality measurement, and static control. In 1998, this segment primarily served the general industrial (30%), construction (15%), food and beverage (15%), and automotive (12%) markets.

Dollars in thousands       1998          1997          1996
--------------------------------------------------------------------------------
Operating revenues   $2,000,308    $2,012,851    $1,930,503
Operating income        377,994       329,984       296,493
Margin %                  18.9%         16.4%         15.4%

In 1998, revenues declined 2% in the base businesses as a result of slower growth in the North American industrial markets, which affected the majority of the businesses. The effect of divestitures also contributed 2% to the revenue decrease. Acquisitions increased revenues by 4%, which almost offset the revenue declines from the base businesses and divestitures. Despite the decrease in revenues, operating income and margins increased due to administrative and manufacturing cost reductions. Acquisitions also contributed to the higher operating income in 1998.
     Revenues and operating income increased in 1997 versus 1996 due primarily to acquisitions and new products in the decorating businesses, along with new product introductions in the welding and finishing systems businesses. Tempering revenue growth was a decline in revenues in the quality measurement businesses and a shift in product mix by the Signode operations from steel to plastic strapping systems, which sell for a lower unit price and higher margins. Reduced manufacturing costs at the Signode and the welding operations, increased revenues from the finishing systems businesses and growth in the decorating businesses contributed to operating income and margin increases.

SPECIALTY SYSTEMS--INTERNATIONAL
Businesses in this segment are located outside North America and manufacture longer lead-time machinery and related consumables, and specialty equipment for industrial spray coating and other applications. In 1998, this segment primarily served the general industrial (37%), food and beverage (15%), industrial capital goods (10%), and paper products (10%) markets.


Dollars in thousands       1998          1997          1996
--------------------------------------------------------------------------------
Operating revenues   $1,048,895    $  919,063    $  886,309
Operating income        125,617       113,509        95,715
Margin %                   12.0%         12.4%         10.8%

Acquisitions, primarily in the Signode packaging and stretch film businesses, contributed 19% to the revenue growth in 1998. The base business revenues grew 1%, as higher sales in the stretch film equipment operations were partially offset by lower revenues in the businesses that serve the general industrial markets. Operating income and margins increased in the base operations due to cost improvements, but the lower margins of acquired businesses more than offset the margin increase. Foreign currency translation reduced revenues by 5% and operating income by 6% in 1998 versus 1997.
     Revenues grew in 1997, due primarily to the acquisition of a stretch film business in Europe and acquisitions in the Signode businesses. Currency translation and the sale of the European palletizing operations in the first quarter of 1997 partially offset the revenue growth. Operating income and margins also improved as a result of cost reductions in Signode operations and new product introductions in the finishing systems businesses. Foreign currency translation reduced revenues by 7% and operating income by 8% in 1997 versus 1996.

LEASING AND INVESTMENTS
This segment makes opportunistic investments in mortgage-related assets, leveraged and direct financing leases of equipment, properties and property developments, and affordable housing.

Dollars in thousands       1998          1997          1996
--------------------------------------------------------------------------------
Operating revenues   $  149,748    $  101,110    $   68,357
Operating income         71,983        40,113        25,310

Revenues and operating income increased in 1998 due primarily to the commercial mortgage transaction entered into at year-end 1997. Increased property development activity and sales of mortgage-related assets also contributed to the higher revenues and operating income.
     Revenues and operating income increased in 1997 primarily due to the commercial mortgage transaction entered into at year-end 1996.
     In December 1997, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $217.4 million, preferred stock of a subsidiary of $20 million and cash of $80 million. In December 1996, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $266.3 million, preferred stock of a subsidiary of $20 million and cash of $80 million. In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256 million, preferred stock of a subsidiary of $20 million and cash of $80 million. The mortgage-related assets for the three transactions are located throughout the U.S. and include 24 subperforming, variable rate, balloon loans and 23 foreclosed properties at December 31, 1998. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the

MANAGEMENT'S DISCUSSION AND ANALYSIS

contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26 million a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2.7 billion at December 31, 1998. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.
     The Company expects to recover its net investment in the mortgage-related assets of $320.2 million at December 31, 1998 (net of the related nonrecourse notes payable) through its expected net cash flow of $26 million per year for the remainder of the ten-year periods and its estimated $415.4 million share of the total proceeds from disposition of the mortgage-related assets and principal repayments. The Company believes that because the swaps' counterparty is Aaa-rated and that significant collateral secures the net annual cash flow of $26 million, its risk of not recovering that portion of its net investment has been significantly mitigated. The Company currently believes that its share of the disposition proceeds will be sufficient to recover the remainder of its net investment. However, there can be no assurances that all of the net investment will be recovered.
     The net assets attributed to the Leasing and Investments segment at December 31, 1998 and 1997 are summarized as follows:

In thousands                              1998            1997
-----------------------------------------------------------------
Assets:
  Investments--
    Mortgage-related assets            $1,018,698     $1,017,984
    Leases                                 78,396         79,875
    Properties and
     affordable housing                    50,837         57,549
    Prepaid forward contract               20,247             --
    Other                                  15,315         14,607
  Deferred tax assets                     345,127        360,262
  Other assets                              1,422          4,519
                                       ----------     ----------
                                        1,530,042      1,534,796
                                       ==========     ==========
Liabilities:
  Debt--
    Nonrecourse notes payable             698,462        720,125
    Allocated general corporate debt      258,751        302,332
  Deferred investment income              313,144        327,508
  Preferred stock of subsidiaries          70,000         60,000
  Other liabilities                        24,291         16,720
                                       ----------     ----------
                                        1,364,648      1,426,685
                                       ----------     ----------
Net assets                             $  165,394     $  108,111
                                       ==========     ==========

OPERATING REVENUES
Total operating revenues increased 8.2% in 1998 versus 1997 and 4.5% in 1997 compared with 1996. Overall, the Company believes that the majority of the increases in operating revenues is due to higher sales volume rather than increased sales prices.


COST OF REVENUES
Cost of revenues as a percentage of revenues was 64.2% in 1998 compared with 64.7% in 1997 and 65.7% in 1996. The continued decline in this ratio was mainly due to increased sales volume coupled with lower manufacturing costs.


SELLING, ADMINISTRATIVE AND R&D EXPENSES
Selling, administrative, and research and development expenses were 15.8% of revenues in 1998 versus 16.7% in 1997 and 17.5% in 1996. This ratio continues to decline because of increasing revenues and expense reductions as a result of a Company-wide objective to reduce administrative costs.


INTEREST EXPENSE
Interest expense decreased to $14.2 million in 1998 versus $19.4 million in 1997, and $27.8 million in 1996, primarily due to higher interest expense in 1997 and 1996 because of debt assumed from acquisitions. Interest costs of $64.4 million in 1998, $49.3 million in 1997, and $24.8 million in 1996 attributed to the Leasing and Investments segment have been classified in the segment's cost of revenues.

                                                        Illinois Tool Works Inc.
OTHER INCOME (EXPENSE)
Other income (expense) was an expense of $5.5 million in 1998 versus income of $16.5 million in 1997, primarily due to losses on the sale of operations in 1998 versus gains on the sale of operations in 1997 and lower interest income in 1998 versus 1997. Other income was $16.5 million in 1997 versus expense of $2.4 million in 1996, primarily due to higher gains on the sale of operations, foreign currency translation gains, and debt prepayment costs in 1996, partially offset by higher losses on sale of fixed assets in 1997.


INCOME TAXES
The effective tax rate was 36.5% in 1998 and 1997 and 36.9% in 1996. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded a valuation allowance on the net deferred income tax assets of $520.0 million at December 31, 1998, and $548.4 million at December 31, 1997, as it expects to continue to generate significant taxable income in future years.


NET INCOME
Net income in 1998 of $672.8 million ($2.69 per basic share and $2.67 per diluted share) was 14.6% higher than 1997 net income of $587.0 million ($2.35 per basic share and $2.33 per diluted share). Net income in 1997 was 20.7% higher than 1996 net income of $486.3 million ($1.96 per basic share and $1.95 per diluted share).


FOREIGN CURRENCY
The strengthening of the U.S. dollar against foreign currencies in 1998 and 1997 resulted in decreased operating revenues of $114 million in 1998 and $142 million in 1997 and decreased net income by approximately 5 cents per diluted share in 1998 and 1997. Foreign currency fluctuations had minimal impact on revenues or earnings in 1996.


FINANCIAL POSITION
Net working capital at December 31, 1998 and 1997 is summarized as follows:

                                                    Increase
Dollars in thousands       1998          1997     (Decrease)
--------------------------------------------------------------------------------
Current Assets:
  Cash and
    equivalents      $   93,485    $  185,856   $   (92,371)
  Trade receivables     989,086       902,022        87,064
  Inventories           581,755       522,996        58,759
  Other                 170,147       247,768       (77,621)
                     ----------    ----------   -----------
                      1,834,473     1,858,642       (24,169)
                     ==========    ==========   ===========
Current Liabilities:
  Short-term debt       406,707       298,278       108,429
  Accounts payable
    and accrued
    expenses            726,412       727,469       (1,057)
  Other                  88,890       132,133      (43,243)
                      1,222,009     1,157,880       64,129
                     ---------    ----------   -----------
Net Working Capital  $  612,464    $  700,762   $  (88,298)
                     ==========    ==========   ==========
  Current Ratio            1.50          1.61
                     ==========    ==========

The increase in trade receivables and inventories at December 31, 1998, was primarily due to 1998 acquisitions.
     Short-term debt increased at December 31, 1998, due to the higher commercial paper borrowings used to fund 1998 acquisitions.
     Long-term debt at December 31, 1998, consisted of $100 million of commercial paper, $125 million of 5.875% notes, $698 million of nonrecourse notes, and $57 million of capitalized lease obligations and other debt. Long-term debt increased $93 million from December 31, 1997, principally as a result of higher commercial paper borrowings. Excluding the effect of the Leasing and Investments segment, the percentage of total debt to total capitalization increased to 11.1% at December 31, 1998, from 4.6% at December 31, 1997. In February 1999, the Company issued $500 million of 5.75% notes due March 1, 2009.
     Stockholders' equity was $3.3 billion at December 31, 1998, compared with $2.8 billion at December 31, 1997. Affecting equity were earnings of $673 million, dividends declared of $135 million, and unfavorable currency translation adjustments of $22 million.

     The Statement of Cash Flows for the years ended December 31, 1998 and 1997 is summarized below:

In thousands                             1998          1997
--------------------------------------------------------------------------------
Net income                         $ 672,784     $ 586,951
Depreciation and amortization        211,779       185,386
Income from investments,
  net of non-cash interest on
  nonrecourse debt                   (90,932)      (58,014)
Acquisitions                        (751,981)     (221,954)
Additions to plant and equipment    (207,918)     (178,702)
Cash dividends paid                 (127,421)     (107,053)
Net proceeds (repayments) of debt    199,090      (241,880)
Purchase of investments              (13,232)      (89,729)
Proceeds from investments             45,455        43,772
Other, net                           (29,995)      129,380
                                   ---------     ---------
Net increase (decrease) in cash
  and equivalents                  $ (92,371)    $  48,157
                                   =========     =========


MANAGEMENT'S DISCUSSION AND ANALYSIS

Net cash provided by operating activities of $721 million in 1998 was primarily used for acquisitions, additions to plant and equipment, and cash dividends. Net cash provided by operating activities of $660 million in 1997 was primarily used for acquisitions, for additions to plant and equipment, for cash dividends, to repay debt assumed from acquisitions and to make investments. Commercial paper borrowings in 1998 were primarily used to fund acquisitions and to refinance maturing long-term debt.
     Dividends paid per share increased 19% to $.51 per share in 1998 from $.43 per share in 1997. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.
     Management continues to believe that internally generated funds will be adequate to service existing debt and maintain appropriate debt to total capitalization and earnings to fixed charge ratios. Internally generated funds are also expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments.
The Company has additional debt capacity to fund larger acquisitions.
     The Company had no material commitments for capital expenditures at December 31, 1998 or 1997.


MARKET RISK

Interest Rate Risk
The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations and certain mortgage-related investments.
     The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. The Company has not entered into any material derivative financial instruments to hedge interest rate risk on these general corporate borrowings.
     The Company has also issued nonrecourse notes in connection with the three commercial mortgage transactions. The holders of these notes only have recourse against certain mortgage-related assets.
     The mortgage-related assets acquired in the commercial mortgage transactions include 24 and 38 subperforming, variable rate, balloon loans at December 31, 1998 and 1997, respectively. The fair value of these commercial mortgage loans fluctuates as market interest rates change. The Company has entered into swap and other related agreements to reduce its credit and interest rate risks relative to the commercial mortgage loans and other mortgage-related assets. See the Leasing & Investments section for additional details regarding the net swap receivables.
     The table below presents the Company's financial instruments for which fair value is subject to changing market interest rates:

                                                                                              Mortgage-related Investments
                                    General Corporate Debt                                   and Related Nonrecourse Debt
                           -----------------------------------------                 --------------------------------------------
                           7.5% notes due   5.875% notes  Commercial                       6.59%           7.00%            6.44%
                             December 1,    due March 1,    mortgage     Net swap    nonrecourse     nonrecourse      nonrecourse
In thousands                        1998            2000       loans  receivables           note            note             note
---------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1998:
estimated cash inflow (outflow)
  by year of principal maturity--
    1999                       $       --     $      --     $  60,875   $  60,082      $ (16,000)      $  (9,319)      $       --
    2000                               --      (125,000)           --     (41,168)       (16,000)         (9,319)              --
    2001                               --            --            --      65,157        (16,000)        (31,286)              --
    2002                               --            --            --      33,170        (16,000)        (13,979)         (1,087)
    2003                               --            --            --      43,071        (16,000)        (23,431)         (2,174)
    2004 and thereafter                --            --       508,343     325,771       (137,500)       (176,188)       (214,179)
    Total                              --      (125,000)      569,218     486,083       (217,500)       (263,522)       (217,440)
Estimated fair value                   --      (126,270)      510,795     371,000       (237,784)       (290,414)       (233,834)
Carrying value                         --      (125,000)      371,812     371,000       (217,500)       (263,522)       (217,440)

AS OF DECEMBER 31, 1997:
Total estimated cash
    inflow (outflow)           $ (125,000)    $(125,000)    $ 694,721   $ 616,861      $(236,500)      $(266,185)      $(217,440)
Estimated fair value             (126,484)     (124,707)      600,304     420,378       (246,963)       (278,700)       (217,440)
Carrying value                   (125,000)     (125,000)      450,994     420,378       (236,500)       (266,185)       (217,440)


                                                        Illinois Tool Works Inc.

Foreign Currency Risk
The Company operates in the United States and 34 other countries. In general, the Company manufactures products that are sold in its significant foreign markets in the particular local country. As the initial funding for these foreign manufacturing operations is provided primarily through the permanent investment of capital from the U.S. parent company, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments which are subject to foreign currency risk at December 31, 1998 or 1997.


YEAR 2000 ISSUE
The Company utilizes software and related technologies throughout its businesses that will be affected by the date change in the year 2000.
     To determine the extent of the year 2000 compliance issues related to its computer systems, including equipment with embedded chip technology, the Company began an extensive internal study at all of its business units in 1997. Approximately 70% of the business units have completed testing of existing systems and remediation activities as of the end of 1998, and it is expected that substantially all businesses will have completed their projects by June 30, 1999. It is anticipated that the remaining non-critical year 2000 issues will be resolved by the end of 1999.
     The Company also has initiated formal communications with its significant suppliers, customers and other relevant third parties to determine the extent and steps that they are taking to be year 2000 compliant. To date, no significant issues have been identified. However, there is a risk that the systems of these other companies could have a negative impact on the Company's operations if they are not year 2000 compliant. To mitigate this risk, the Company is monitoring the status of these companies' year 2000 compliance programs. To the extent that critical suppliers are not compliant, in many instances the Company may be able to obtain alternative sources of raw materials or services.
     The Company believes that the overall risk of year 2000 issues having a material adverse effect on the Company's operations is mitigated by the Company's decentralized organization, in which there are 400 operating units and very few individual computer systems which affect a significant number of operating units. In addition, the Company's products are primarily components or consumable goods that do not have embedded chip technology.
     Approximately 20% of the Company's products are capital equipment goods that could have embedded chip issues. The Company is reviewing this equipment as part of its internal year 2000 compliance study. To date, because this equipment is generally not highly automated, no significant year 2000 issues related to the Company's equipment products have been identified.
     In case critical systems of third parties are not year 2000 compliant by the end of the first quarter of 1999, the Company has begun to develop contingency plans for the affected operations.
     Based on preliminary estimates, the total cost of the Company's year 2000 compliance program is approximately $34 million for 1997 through 1999. Of this amount, approximately 67% relates to capital expenditures and 33% to expensed costs. Approximately two-thirds of the total cost has been incurred through December 31, 1998. Estimates of year 2000 related costs are based upon numerous assumptions and there is no certainty that actual costs could not be significantly different from the estimates.


FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the adequacy of internally generated funds, the recoverability of the Company's investment in mortgage-related assets, and year 2000 readiness. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the automotive, construction, general industrial or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, Europe and Australia, (3) an interruption in, or reduction in, introducing new products into the Company's product line, (4) an unfavorable environment for making acquisitions, domestic and foreign, including adverse accounting or regulatory requirements and market values of candidates, and (5) the failure of the Company's suppliers or customers to be year 2000 compliant or unexpected costs or difficulties in the Company becoming year 2000 compliant.

FINANCIAL STATEMENTS

STATEMENT OF INCOME
Illinois Tool Works Inc. and Subsidiaries

                                                                                    FOR THE YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------
IN thousands except for per share amounts                                             1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                                              $5,647,889     $5,220,433     $4,996,681
  Cost of revenues                                                               3,626,123      3,378,794      3,281,530
  Selling, administrative, and research and development expenses                   890,581        870,268        875,386
  Amortization of goodwill and other intangible assets                              44,593         36,842         31,873
  Amortization of retiree health care                                                7,306          7,306          7,306
                                                                                ----------     ----------     ----------
Operating Income                                                                 1,079,286        927,223        800,586
  Interest expense                                                                 (14,230)       (19,383)       (27,834)
  Other income (expense)                                                            (5,472)        16,511         (2,437)
                                                                                ----------     ----------     ----------
Income Before Income Taxes                                                       1,059,584        924,351        770,315
  Income taxes                                                                     386,800        337,400        284,000
                                                                                ----------     ----------     ----------
Net Income                                                                      $  672,784     $  586,951     $  486,315
                                                                                ==========     ==========     ==========
Net Income Per Share:
  Basic                                                                              $2.69          $2.35          $1.96
                                                                                     =====          =====          =====
  Diluted                                                                            $2.67          $2.33          $1.95
                                                                                     =====          =====          =====

STATEMENT OF INCOME REINVESTED IN THE BUSINESS
ILLINOIS Tool Works Inc. and Subsidiaries

                                                                                       FOR THE YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------
IN thousands                                                                          1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                                                      $2,592,416     $2,105,144     $1,673,320
  Net income                                                                       672,784        586,951        486,315
  Cash dividends declared                                                         (134,987)      (113,467)       (88,920)
  Effect of pooling of interests acquisitions                                           --         13,788         34,429
                                                                                ----------     ----------     ----------
Balance, End of Year                                                            $3,130,213     $2,592,416     $2,105,144
                                                                                ==========     ==========     ==========

The Notes to Financial Statements are an integral part of these statements.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related statements of income, income reinvested in the business, cash flows and comprehensive income for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/S/ ARTHUR ANDERSEN LLP

Chicago, Illinois
January 27, 1999

                                                        Illinois Tool Works Inc.

STATEMENT OF FINANCIAL POSITION
Illinois Tool Works Inc. and Subsidiaries

                                                                                                         DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------
In thousands except shares                                                                           1998           1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and equivalents                                                                        $    93,485    $   185,856
  Trade receivables                                                                               989,086        902,022
  Inventories                                                                                     581,755        522,996
  Deferred income taxes                                                                           102,607        168,697
  Prepaid expenses and other current assets                                                        67,540         79,071
                                                                                              -----------   ------------
    Total current assets                                                                        1,834,473      1,858,642
                                                                                              -----------   ------------
Plant and Equipment:
  Land                                                                                             73,266         78,055
  Buildings and improvements                                                                      554,383        485,845
  Machinery and equipment                                                                       1,624,703      1,387,502
  Equipment leased to others                                                                      107,186        107,345
  Construction in progress                                                                         57,894         58,644
                                                                                              -----------   ------------
                                                                                                2,417,432      2,117,391
  Accumulated depreciation                                                                     (1,429,883)    (1,233,333)
                                                                                              -----------   ------------
    Net plant and equipment                                                                       987,549        884,058
                                                                                              -----------   ------------

Investments                                                                                     1,183,493      1,170,015
Goodwill                                                                                        1,189,323        774,250
Deferred Income Taxes                                                                             417,361        379,738
Other Assets                                                                                      505,963        328,053
                                                                                              -----------   ------------
                                                                                              $ 6,118,162    $ 5,394,756
                                                                                              ===========   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                                                             $   406,707    $   298,278
  Accounts payable                                                                                268,869        269,088
  Accrued expenses                                                                                457,543        458,381
  Cash dividends payable                                                                           37,519         29,952
  Income taxes payable                                                                             51,371        102,181
                                                                                              -----------   ------------
    Total current liabilities                                                                   1,222,009      1,157,880
                                                                                              -----------   ------------
Noncurrent Liabilities:
  Long-term debt                                                                                  947,008        854,328
  Other                                                                                           611,110        576,094
                                                                                              -----------   ------------
    Total noncurrent liabilities                                                                1,558,118      1,430,422
                                                                                              -----------   ------------
Stockholders' Equity:
  Preferred stock                                                                                      --             --
  Common stock:
    Issued--250,388,969 shares in 1998 and
            249,865,904 shares in 1997                                                              2,504          2,499
  Additional paid-in-capital                                                                      302,684        287,153
  Income reinvested in the business                                                             3,130,213      2,592,416
  Common stock held in treasury                                                                    (1,783)        (1,833)
  Cumulative translation adjustment                                                               (95,583)       (73,781)
                                                                                              -----------   ------------
    Total stockholders' equity                                                                  3,338,035      2,806,454
                                                                                              -----------   ------------
                                                                                              $ 6,118,162   $  5,394,756
                                                                                              ===========   ============

The Notes to Financial Statements are an integral part of this statement.

FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS
Illinois Tool Works Inc. and Subsidiaries

                                                                                         FOR THE YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------
In thousands                                                                          1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities:
  Net income                                                                     $ 672,784      $ 586,951      $ 486,315
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                                  211,779        185,386        178,233
    Change in deferred income taxes                                                 59,943         (7,819)       (12,627)
    Provision for uncollectible accounts                                             5,008          6,268          4,451
    Loss on sale of plant and equipment                                              6,887          7,683            536
    Income from investments                                                       (139,310)       (93,652)       (53,623)
    Non-cash interest on nonrecourse debt                                           48,378         35,638         16,413
    (Gain) loss on sale of operations and affiliates                                 3,788         (6,824)         2,076
    Other non-cash items, net                                                        4,831         (1,206)          (165)
                                                                                 ---------       --------       --------
      Cash provided by operating activities                                        874,088        712,425        621,609
                                                                                 =========      =========      =========
  Change in assets and liabilities:
    (Increase) decrease in--
      Trade receivables                                                               (410)       (66,001)       (11,461)
      Inventories                                                                   18,547          6,173         58,935
      Prepaid expenses and other assets                                            (33,718)       (46,519)       (30,428)
    Increase (decrease) in--
      Accounts payable                                                             (56,703)        20,714        (22,396)
      Accrued expenses & other liabilities                                         (42,915)        (3,472)         3,926
      Income taxes payable                                                         (37,358)        35,836          8,863
    Other, net                                                                         (40)         1,102            379
                                                                                 ---------       --------       --------
        Net cash provided by operating activities                                  721,491        660,258        629,427
Cash Provided by (Used for) Investing Activities:
  Acquisition of businesses (excluding cash and equivalents)
    and additional interest in affiliates                                         (751,981)      (221,954)      (343,595)
  Additions to plant and equipment                                                (207,918)      (178,702)      (168,657)
  Purchase of investments                                                          (13,232)       (89,729)      (104,159)
  Proceeds from investments                                                         45,455         43,772         50,049
  Proceeds from sale of plant and equipment                                         22,103         17,054         20,836
  Proceeds from sale of operations and affiliates                                   10,203        168,383         24,660
  Other, net                                                                         4,939          6,542           (521)
                                                                                 ---------       --------       --------
      Net cash used for investing activities                                      (890,431)      (254,634)      (521,387)
                                                                                 =========      =========      =========
Cash Provided by (Used for) Financing Activities:
  Cash dividends paid                                                             (127,421)      (107,053)       (85,481)
  Issuance of common stock                                                           7,381          7,763          5,514
  Net proceeds (repayments) of short-term debt                                     317,154       (208,362)        74,362
  Proceeds from long-term debt                                                      17,938          3,341          9,776
  Repayments of long-term debt                                                    (136,002)       (36,859)       (98,971)
  Other, net                                                                           911          4,700          2,940
                                                                                 ---------       --------       --------
      Net cash provided by (used for) financing activities                          79,961       (336,470)       (91,860)
                                                                                 ---------       --------       --------
Effect of Exchange Rate Changes on Cash and Equivalents                             (3,392)       (20,997)         4,919
                                                                                 ---------       --------       --------
Cash and Equivalents:
  Increase (decrease) during the year                                              (92,371)        48,157         21,099
  Beginning of year                                                                185,856        137,699        116,600
                                                                                 ---------       --------       --------
  End of year                                                                    $  93,485      $ 185,856      $ 137,699
                                                                                 ---------       --------       --------
Cash Paid During the Year for Interest                                           $  30,887      $  32,184      $  45,394
                                                                                 ---------       --------       --------
Cash Paid During the Year for Income Taxes                                       $ 360,710      $ 291,721      $ 262,685
                                                                                 =========      =========      =========
Liabilities Assumed from Acquisitions                                            $ 151,428      $ 132,122      $ 306,677
                                                                                 =========      =========      =========


See the Investments note for information regarding noncash transactions. The Notes to Financial Statements are an integral part of this statement.

                                                        Illinois Tool Works Inc.


STATEMENT OF COMPREHENSIVE INCOME
Illinois Tool Works Inc. and Subsidiaries


In thousands                                                                          1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                        $672,784       $586,951       $486,315
Other comprehensive income:
  Foreign currency translation adjustments                                         (18,423)       (94,632)         7,553
  Income tax related to foreign currency translation adjustments                    (3,379)         1,993         (1,790)
                                                                                  --------       --------       --------
Comprehensive income                                                              $650,982       $494,312       $492,078
                                                                                  ========       ========       ========

NOTES TO FINANCIAL STATEMENTS

THE NOTES TO FINANCIAL STATEMENTS furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.
     Illinois Tool Works Inc. (the "Company") is a multinational manufacturer of highly engineered products and specialty systems. The Company primarily serves the automotive, construction and general industrial markets.
     Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years' data have been made to conform with current year reporting.
     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates.
     CONSOLIDATION AND TRANSLATION--The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.
     Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders' equity.
     ACQUISITIONS AND DISPOSITIONS--In the fourth quarter of 1996, the Company acquired all of the outstanding common stock of Azon Limited ("Azon"), an Australian manufacturer of strapping and other industrial products. The acquisition has been accounted for as a purchase, and accordingly, the acquired net assets have been recorded at their estimated fair values at the date of acquisition. The results of operations have been included in the Statement of Income from the acquisition date, except for the Azon businesses which were expected to be sold, which were not consolidated at December 31, 1996. During 1997, the Company disposed of the majority of the Azon businesses which were expected to be sold.
     Based on the assumption that the Azon acquisition had occurred on January 1, 1996, the Company's pro forma operating revenues, net income and net income per share would not have been significantly different.
     During 1998, 1997 and 1996, the Company acquired 36, 28 and 19 operations, respectively, none of which materially affected consolidated results.

RESEARCH AND DEVELOPMENT EXPENSES are recorded as expense in the year incurred.
     These costs were $50,678,000 in 1998, $52,021,000 in 1997 and $55,800,000
in 1996.

RENTAL EXPENSE was $42,669,000 in 1998, $41,809,000 in 1997 and $41,740,000 in
1996.
Future minimum lease payments for the years ended December 31 are as follows:

In thousands
--------------------------------------------------------------------------------
1999                                 $  35,234
2000                                    26,083
2001                                    19,985
2002                                    15,543
2003                                    10,790
2004 and future years                   22,111
                                      --------
                                      $129,746
                                      ========


NOTES TO FINANCIAL STATEMENTS


OTHER INCOME (EXPENSE) consisted of the following:

In thousands                                                                          1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Interest income                                                                  $  9,743        $ 14,592       $  9,732
Gain (loss) on sale of operations and affiliates                                   (3,788)          6,824         (2,076)
Loss on sale of plant and equipment                                                (6,887)         (7,683)          (536)
Gain (loss) on foreign currency translation                                          (153)          3,628         (3,198)
Debt prepayment costs                                                                  --             --          (2,721)
Other, net                                                                         (4,387)           (850)        (3,638)
                                                                                ---------        --------       --------
                                                                                 $ (5,472)       $ 16,511       $ (2,437)
                                                                                =========        ========       ========

INCOME TAXES--The Company utilizes the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.
     The components of the provision for income taxes were as shown below:

In thousands                                                                        1998           1997          1996
-----------------------------------------------------------------------------------------------------------------------
U.S. federal income taxes:
  Current                                                                       $  209,186      $ 189,876     $  162,454
  Deferred                                                                          11,274         21,961         (9,526)
                                                                                ----------      ---------     ----------
                                                                                   220,460        211,837        152,928
                                                                                ==========      =========     ==========
Foreign income taxes:
  Current                                                                           88,532        121,990         80,422
  Deferred                                                                          33,902        (34,420)        16,850
                                                                                ----------      ---------     ----------
                                                                                   122,434         87,570         97,272
                                                                                ==========      =========     ==========

State income taxes:
  Current                                                                           37,920         40,238         32,165
  Deferred                                                                           5,986         (2,245)         1,635
                                                                                ----------      ---------     ----------
                                                                                    43,906         37,993         33,800
                                                                                ----------      ---------     ----------
                                                                                $  386,800      $ 337,400      $ 284,000
                                                                                ==========      =========      =========


Income before income taxes for domestic and foreign operations was as follows:
In thousands                                                                          1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Domestic                                                                        $  775,047      $ 728,120      $ 522,770
Foreign                                                                            284,537        196,231        247,545
                                                                                ----------      ---------     ----------
                                                                                $1,059,584      $ 924,351      $ 770,315
                                                                                ==========      =========      =========
The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:
                                                                                      1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                                                       35.0%          35.0%          35.0%
State income taxes, net of U.S. federal tax benefit                                    2.7            2.7            2.9
Amortization of nondeductible goodwill                                                  .8             .9             .9
Differences between U.S. federal statutory and foreign tax rates                        .6             .9             .6
Other, net                                                                            (2.6)          (3.0)          (2.5)
Effective tax rate                                                                    36.5%          36.5%          36.9%
                                                                                 ==========      =========      =========


Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on approximately $265,000,000 and $201,000,000 of undistributed earnings of international affiliates as of December 31, 1998 and 1997, respectively. In the event these earnings were distributed to the Company, U.S. federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. If these undistributed earnings were not considered permanently reinvested, additional deferred taxes of approximately $43,000,000 and $34,000,000 would have been provided at December 31, 1998 and 1997, respectively.

                                                       Illinois Tool Works Inc.


NOTES TO FINANCIAL STATEMENTS

The components of deferred income tax assets and liabilities at December 31, 1998 and 1997 were as follows:

                                                                                      1998                          1997
                                                                -----------------------------------------------------------
In thousands                                                         Asset       Liability          Asset      Liability
---------------------------------------------------------------------------------------------------------------------------
Acquisition asset basis differences                             $   34,900     $  (25,121)     $   40,689     $ (20,505)
Inventory reserves, capitalized tax cost and LIFO inventory         24,279        (10,550)         22,134       (11,894)
Investments                                                        384,632        (39,505)        400,280       (40,018)
Plant and equipment                                                 12,451        (38,078)         10,736       (35,425)
Accrued expenses and reserves                                       72,111             --          74,173            --
Employee benefit accruals                                           66,829             --          60,694            --
Foreign tax credit carryforward                                     34,255             --              --            --
Net operating loss carryforwards                                    18,911             --          41,414            --
Allowances for uncollectible accounts                                6,287             --           4,395            --
Prepaid pension assets                                                  --        (27,735)             --       (23,027)
Other                                                               39,647        (22,020)         44,422       (17,975)
                                                                ----------     ----------      ----------     ---------
Gross deferred income tax assets (liabilities)                     694,302       (163,009)        698,937      (148,844)
Valuation allowances                                               (11,325)            --          (1,658)           --
                                                                ----------     ----------      ----------     ---------
Total deferred income tax assets (liabilities)                  $  682,977     $ (163,009)     $  697,279     $(148,844)
                                                                ----------     ==========      ----------     =========
Net deferred income tax assets                                  $  519,968                     $  548,435
                                                                ==========                     ==========


No valuation allowance has been recorded on the net deferred income tax assets at December 31, 1998 and 1997 as the Company expects to continue to generate significant taxable income in future years.

At December 31, 1998, the Company had net operating loss carryforwards of approximately $59,650,000 available to offset future taxable income in the U.S. and certain foreign jurisdictions which expire as follows:


In thousands
---------------------------------------------------------------------------------------------------------------------------
2000                                              $     263
2001                                                 10,154
2002                                                     --
2003                                                    249
2004                                                  1,664
2005                                                  2,653
2006                                                  1,244
2007                                                  2,950
2008                                                    135
2009                                                  1,170
2010                                                    630
2011                                                    850
2012                                                  2,360
2013                                                  2,123
Do not expire                                        33,205
                                                  ---------
                                                  $  59,650
                                                  =========

NET INCOME PER SHARE--The Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), in the fourth quarter of 1997. Under SFAS 128, net income per basic share is computed by dividing net income by the weighted average number of shares outstanding for the period. Net income per diluted share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period. The computation of net income per share was as follows:


In thousands except per share data                                                    1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $  672,784      $ 586,951       $486,315
                                                                                ==========      =========       ========
Net income per share--Basic:
  Weighted average common shares                                                   249,906        249,284        247,556
                                                                                ---------       ---------       --------
  Net income per share--Basic                                                   $     2.69      $    2.35       $   1.96
                                                                                ==========      =========       ========

Net income per share--Diluted:
  Weighted average common shares                                                   249,906        249,284        247,556
  Effect of dilutive stock options                                                   2,537          2,476          2,014
                                                                                ----------      ---------       --------
  Weighted average common shares assuming dilution                                 252,443        251,760        249,570
                                                                                ---------       ---------       --------
  Net income per share--Diluted                                                   $   2.67      $    2.33       $   1.95
                                                                                ==========      =========       ========

Options to purchase 1,128,639 shares of common stock at an average price of $54.61 per share were outstanding at December 31, 1997, but were not included in the computation of diluted net income per share for the period because the options' exercise price was greater than the average market price of the common shares. These options will expire in 2007. There were no options outstanding at December 31, 1998 that had an exercise price greater than the average market price.

CASH AND EQUIVALENTS included interest-bearing deposits of $27,434,000 at December 31, 1998 and $118,982,000 at December 31, 1997.

     Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

TRADE RECEIVABLES as of December 31, 1998 and 1997 were net of allowances for uncollectible accounts of $28,000,000 and $20,800,000, respectively.

INVENTORIES at December 31, 1998 and 1997 were as follows:

In thousands                                                    1998           1997
--------------------------------------------------------------------------------------
Raw material                                                $163,868       $145,851
Work-in-process                                               72,254         67,956
Finished goods                                               345,633        309,189
                                                            --------       --------
                                                            $581,755       $522,996
                                                            ========       ========

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of approximately half of the U.S. operations. Inventories priced at LIFO were 34% and 39% of total inventories as of December 31, 1998 and 1997, respectively. The first-in, first-out (FIFO) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $49,100,000 and $58,500,000 higher than reported at December 31, 1998 and 1997, respectively.

PLANT AND EQUIPMENT are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.
     Depreciation was $167,186,000 in 1998 compared with $148,544,000 in 1997 and $146,360,000 in 1996 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.
     The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements      10-50 YEARS
Machinery and equipment          3-12 YEARS
Equipment leased to others    TERM OF LEASE

                                                        Illinois Tool Works Inc.


INVESTMENTS as of December 31, 1998 and 1997 consisted of the following:

In thousands                                                                                         1998           1997
---------------------------------------------------------------------------------------------------------------------------
Commercial mortgage loans                                                                      $  371,812     $  450,994
Commercial real estate                                                                            217,340        131,430
Net swap receivables                                                                              371,000        420,378
Receivable from mortgage servicer                                                                  58,546         15,182
Prepaid forward contract                                                                           20,247             --
Leveraged, direct financing and sales-type leases of equipment                                     78,396         79,875
Properties held for sale                                                                           23,035         22,583
Property developments                                                                              16,482         17,871
Affordable housing                                                                                 11,320         17,095
Annuity contract                                                                                    5,483          5,005
U.S. Treasury security                                                                              4,869          4,479
Other                                                                                               4,963          5,123
                                                                                            -------------     -----------
                                                                                              $ 1,183,493     $1,170,015
                                                                                            =============     ===========

In December 1997, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $217,440,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. In December 1996, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $266,265,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. In December 1995, the Company acquired a pool of mortgage-related assets in exchange for a nonrecourse note payable of $256,000,000, preferred stock of a subsidiary of $20,000,000 and cash of $80,000,000. The mortgage-related assets for the three transactions are located throughout the U.S. and include 24 and 38 subperforming, variable rate, balloon loans and 23 and 13 foreclosed properties at December 31, 1998 and 1997, respectively. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26,000,000 a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2,660,000,000 at December 31, 1998. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.
     The Company expects to recover its net investment in the mortgage-related assets of $320,236,000 at December 31, 1998 (net of the related nonrecourse notes payable) through its expected net cash flow of $26,000,000 per year for the remainder of the ten-year periods and its estimated $415,419,000 share of the total proceeds from disposition of the mortgage-related assets and principal repayments.
     The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through income. At December 31, 1998 and 1997, the impairment loss allowance was $5,600,000 and $12,000,000, respectively. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value at December 31, 1998 and 1997 by $138,983,000 and $149,310,000, respectively. The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at the current market interest rate. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows or interest rates are recorded through income.
     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), was issued in 1998. SFAS 133 requires that an entity recognize certain derivatives in the Statement of Financial Position and measure those instruments at fair value. The Company is required to adopt SFAS 133 for annual and interim periods beginning after June 15, 1999. The adoption of SFAS 133 is not expected to have a material effect on the Company's financial position or results of operations.

NOTES TO FINANCIAL STATEMENTS

     The Company's investment in leveraged and direct financing leases relates to equipment used primarily in the transportation, mining and paper processing industries. The components of the investment in leveraged, direct financing and sales-type leases at December 31, 1998 and 1997 were as shown below:

In thousands                                                                                 1998          1997
---------------------------------------------------------------------------------------------------------------

Lease contracts receivable (net of principal and interest on nonrecourse financing)   $    81,400   $    86,183
Estimated residual value of leased assets                                                  25,428        25,596
Unearned and deferred income                                                              (28,432)      (31,904)
                                                                                      -----------   -----------
Investment in leveraged, direct financing and sales-type leases                            78,396        79,875
Deferred income taxes related to leveraged and direct financing leases                    (34,281)      (36,639)
                                                                                      -----------   -----------
Net investment in leveraged, direct financing and sales-type leases                   $    44,115   $    43,236
                                                                                      ===========   ===========

GOODWILL represents the excess cost over fair value of the net assets of purchased businesses. Goodwill is being amortized on a straight-line basis over 15 to 40 years. The Company assesses the recoverability of unamortized goodwill and the other long-lived assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization or depreciation over the remaining useful life of the asset. For any long-lived assets which are determined to be impaired, a loss would be recognized for the difference between the carrying value and the fair value for assets to be held or the net realizable value for assets to be disposed of.
     Amortization expense was $32,526,000 in 1998, $25,666,000 in 1997, and
$21,727,000 in 1996. Accumulated goodwill amortization was $163,602,000 and $133,137,000, at December 31, 1998 and 1997, respectively.

OTHER ASSETS as of December 31, 1998 and 1997 consisted of the following:

In thousands                                                                                         1998           1997
---------------------------------------------------------------------------------------------------------------------------
Other intangible assets                                                                         $155,538        $132,974
Accumulated amortization of other intangible assets                                              (34,755)        (30,048)
Cash surrender value of life insurance policies                                                  113,999          83,341
Prepaid pension assets                                                                            75,412          62,041
Investment in unconsolidated affiliates                                                          135,659          28,526
Other                                                                                             60,110          51,219
                                                                                              ----------        --------
                                                                                                $505,963        $328,053
                                                                                              ===========      =========



Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over five to 17 years. Amortization expense was $12,067,000 in 1998, $11,176,000 in 1997, and $10,146,000 in 1996.

                                                       Illinois Tool Works Inc.

RETIREMENT PLANS AND POSTRETIREMENT HEALTH CARE BENEFITS--Summarized information regarding the Company's defined benefit pension and postretirement health care benefits was as follows:

                                                                  Pension                 Postretirement Health Care
---------------------------------------------------------------------------------------------------------------------------
In thousands                            1998        1997           1996         1998         1997           1996
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                       $  30,485     $  29,830     $  24,373      $  2,647     $ 2,381       $ 2,253
Interest cost                         43,334        41,688        35,641         9,264       9,246         9,182
Expected return on plan assets       (56,004)      (69,530)      (50,726)           --          --            --
Amortization of prior service cost     5,274         5,291         5,286            --          --            --
Amortization of actuarial
  (gain)/loss                         (6,515)       13,319        (2,306)         (766)     (1,172)       (1,239)
Amortization of transition amount     (4,904)       (4,793)       (4,775)        7,306       7,306         7,306
                                   ---------    ---------      ---------      --------     -------       -------
Net periodic benefit cost          $  11,670    $   15,805     $   7,493      $ 18,451     $17,761       $17,502
                                   =========    ==========     ==========     ========     =======      ========

                                                                                   Pension     Postretirement Health Care
--------------------------------------------------------------------------------------------------------------------------
In thousands                                                          1998            1997           1998           1997
---------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                          $ 613,343       $ 555,071        $129,328       $124,805
Service cost                                                        30,485          29,830           2,647          2,381
Interest cost                                                       43,334          41,688           9,264          9,246
Plan participant contributions                                       1,406           1,144           3,472          3,220
Amendments                                                           3,261             284              --             --
Actuarial loss                                                      83,325          26,791          11,305          3,755
Acquisitions and divestitures                                        9,118              --              --             --
Benefits paid                                                      (44,261)        (37,572)        (14,727)       (14,079)
Liabilities from other plans                                         5,066           1,500              --             --
Foreign currency translation                                        (3,318)         (5,393)             --             --
                                                                 ---------       ---------        --------       --------
Benefit obligation at end of year                                $ 741,759       $ 613,343        $141,289       $129,328
                                                                 =========       =========       =========       ========

Change in plan assets:
Fair value of plan assets at beginning of year                   $ 770,286       $ 622,174        $     --       $     --
Actual return on plan assets                                       (17,954)        162,192              --             --
Acquisitions and divestitures                                        4,204              --              --             --
Company contributions                                               23,376          23,203          11,255         10,859
Plan participant contributions                                       1,406           1,144           3,472          3,220
Benefits paid                                                      (44,261)        (37,572)        (14,727)       (14,079)
Assets from other plans                                                 --           2,893              --             --
Foreign currency translation                                        (5,453)         (3,748)             --             --
                                                                 ---------       ---------        --------       --------
Fair value of plan assets at end of year                         $ 731,604       $ 770,286       $      --       $     --
                                                                 =========       =========       =========       ========


Funded status                                                    $ (10,155)      $ 156,943       $(141,289)     $(129,328)
Unrecognized net actuarial (gain)/loss                              23,431        (142,095)         (9,560)       (21,631)
Unrecognized prior service cost                                     23,206          26,275              --             --
Unrecognized net transition amount                                 (12,559)        (17,127)        100,831        108,137
                                                                 ---------       ---------        --------       --------
Net prepaid/(accrued) benefit cost                                $ 23,923       $  23,996      $  (50,018)     $ (42,822)
                                                                 =========       =========      ==========      =========

Plans with accumulated benefit obligation in excess of plan assets:

Projected benefit obligation                                      $ 64,396        $ 47,365
                                                                 =========       =========
Accumulated benefit obligation                                    $ 62,580        $ 44,040
                                                                 =========       =========
Fair value of plan assets                                          $ 2,249        $  1,797
                                                                 =========       =========



NOTES TO FINANCIAL STATEMENTS

                                                                   Pension                    Postretirement Health Care
---------------------------------------------------------------------------------------------------------------------------
                                        1998           1997           1996            1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions
as of December 31:
Discount rate                          6.63%           7.42%         7.86%             6.75%         7.50%          7.75%
Expected return on plan assets        10.38%           9.59%         9.70%               --            --             --
Rate of compensation increases         4.32%           4.06%         4.53%               --            --             --
Current and ultimate health care
  cost trend rate                        --              --            --              5.00%         5.00%          5.00%


Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                            1-Percentage-    1-Percentage-
In thousands                                                                               Point Increase   Point Decrease
---------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                                      $  1,700            $ (1,360)
Effect on postretirement benefit obligation                                                    17,944             (14,411)

In addition to the above defined benefit pension plans, the Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company's contributions to these plans were $13,400,000 in 1998, $11,900,000 in 1997, and $12,200,000 in 1996.



SHORT-TERM DEBT as of December 31, 1998 and 1997 consisted of the following:

In thousands                                                                                         1998           1997
---------------------------------------------------------------------------------------------------------------------------
Bank overdrafts                                                                                 $   64,008       $  73,322
Commercial paper                                                                                   226,813              --
Current maturities of long-term debt                                                                33,782         151,409
Australian cash advance facility                                                                    51,007          56,842
Other borrowings by foreign subsidiaries                                                            31,097          16,705
                                                                                                ----------       ---------
                                                                                                $  406,707       $ 298,278
                                                                                                ==========       =========

In August 1996, to fund the Azon acquisition, the Company entered into a 364-day Australian cash advance facility with maximum available borrowings of Australian $325,000,000. In September 1997, the Company amended this cash advance facility to decrease the maximum available borrowings to Australian $175,000,000 and to extend the term of the facility to August 1998. In October 1998, the Company again amended this cash advance facility to decrease the maximum available borrowings to Australian $95,000,000 and to extend the term of the facility to August 1999. The facility had an interest rate of 5.2% at December 31, 1998 and 5.0% at December 31, 1997.
     The weighted average interest rate on other foreign borrowings was 6.7% at December 31, 1998 and 5.0% at December 31, 1997.
     In November 1998, the Company entered into a $350,000,000 Line of Credit Agreement. In December 1998, the maturity date of the agreement was extended from January 30, 1999 to March 31, 1999. No amounts were outstanding under this facility at December 31, 1998.


ACCRUED EXPENSES as of December 31, 1998 and 1997 consisted of accruals for:

In thousands                                                                                         1998           1997
---------------------------------------------------------------------------------------------------------------------------
Compensation and employee benefits                                                               $181,988       $185,017
Deferred investment income                                                                         42,211         39,550
Other                                                                                             233,344        233,814
                                                                                                 --------       --------
                                                                                                 $457,543       $458,381
                                                                                                 ========       ========

LONG-TERM DEBT at December 31, 1998 and 1997 consisted of the following:

In thousands                                                                                           1998            1997
---------------------------------------------------------------------------------------------------------------------------
7.5% notes due December 1, 1998                                                                  $       --      $  125,000
5.875% notes due March 1, 2000                                                                      125,000         125,000
6.59% nonrecourse note due semiannually through December 31, 2005                                   217,500         236,500
7.00% nonrecourse note due semiannually through November 30, 2006                                   263,522         266,185
6.44% nonrecourse note due semiannually from August 31, 2002 through February 29, 2008              217,440         217,440
Commercial paper                                                                                    100,000              --
Other, including capitalized lease obligations                                                       57,328          35,612
                                                                                                 -----------      ----------
                                                                                                    980,790       1,005,737
Current maturities                                                                                  (33,782)       (151,409)
                                                                                                 -----------     -----------
                                                                                                 $  947,008      $  854,328
                                                                                                 ===========     ===========


In 1991, the Company issued $125,000,000 of 7.5% notes at 99.892% of face value. The Company repaid the notes on December 1, 1998. The quoted market prices of the notes exceeded the carrying value by $1,484,000 at December 31, 1997.
     In 1993, the Company issued $125,000,000 of 5.875% notes due March 1, 2000, at 99.744% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 5.9%. The quoted market price of the notes exceeded the carrying value by approximately $1,270,000 at December 31, 1998, and was below the carrying value by approximately $293,000 at December 31, 1997.
     The Company issued a $256,000,000, 6.28% nonrecourse note at face value in December 1995, a $266,265,000, 7.0% nonrecourse note at face value in December 1996 and a $217,440,000, 6.44% nonrecourse note at face value in December 1997. In 1997, the Company refinanced the 6.28% nonrecourse note with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and net swap receivables, which are included in investments. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $63,570,000 at December 31, 1998, and $22,978,000 at December 31, 1997.
     In 1992, the Company entered into a $300,000,000 revolving credit facility
(RCF). In 1994, the Company canceled $150,000,000 of the RCF. In 1996, the Company amended the RCF to increase the maximum available borrowings to $250,000,000 and extended the commitment termination date to May 30, 2001. In September 1998, the Company amended the RCF to increase the maximum available borrowings to $350,000,000 and extend the termination date to September 30, 2003. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at any time at the Company's option. There were no amounts outstanding under these facilities as of December 31, 1998 or 1997.
     The amended RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1998.
     Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issue. The Company maintains unused commitments under the RCF equal to any commercial paper borrowings. The weighted average interest rate on commercial paper outstanding was 5.15% at December 31, 1998. No commercial paper was outstanding at December 31, 1997.
     In 1998, the commercial paper balance expected to remain outstanding beyond one year has been classified as long-term, reflecting the Company's intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance has been classified as short-term.
     Other debt outstanding at December 31, 1998, bears interest at rates ranging from 2.5% to 16.97%, with maturities through the year 2012.
     Scheduled maturities of long-term debt for the years ended December 31 are as follows:


In thousands
------------------------------------------------------------------------------------------------------------------
2000                                                                                                       $158,202
2001                                                                                                         53,081
2002                                                                                                         44,136
2003                                                                                                        146,992
2004 and future years                                                                                       544,597
                                                                                                           --------
                                                                                                           $947,008
                                                                                                           ========


OTHER NONCURRENT LIABILITIES at December 31, 1998 and 1997 consisted of the following:

In thousands                                                                                         1998           1997
---------------------------------------------------------------------------------------------------------------------------
Deferred investment income                                                                        $270,933      $287,958
Preferred stock of subsidiaries                                                                     70,000        60,000
Other                                                                                              270,177       228,136
                                                                                                  --------      --------
                                                                                                  $611,110      $576,094
                                                                                                  ========      ========


NOTES TO FINANCIAL STATEMENTS


PREFERRED STOCK, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue its preferred stock.


COMMON STOCK, ADDITIONAL PAID-IN-CAPITAL and COMMON STOCK HELD IN TREASURY transactions during 1998, 1997 and 1996 are shown below. On May 9, 1997, the stockholders approved a) an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 150,000,000 shares without par value to 350,000,000 shares with a par value of $.01 and b) a two-for-one split of the Company's common stock, with a distribution date of May 27, 1997, at a rate of one additional share for each common share held by stockholders of record on May 20, 1997. All per share data in this report has been restated to reflect the stock split.


                                                                                                          Additional
                                                                                   Common Stock      Paid-in-Capital
                                                                                   ------------      ---------------
In thousands except shares                                           Shares              Amount               Amount
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                         118,369,029        $    239,688   $        --
During 1996--
  Stock options exercised                                              254,181               5,871            --
  Shares surrendered on exercise
    of stock options                                                   (11,791)               (462)           --
  Tax benefits related to stock options exercised                           --               3,176            --
  Shares issued for acquisitions                                     5,408,704              25,510            --
  Shares issued for stock incentive and
    restricted stock grants                                                 --                  81            --
                                                                   -----------        ------------   -----------
Balance, December 31, 1996                                         124,020,123             273,864            --
                                                                   ===========        ============   ===========
During 1997--
  Adjustment to reflect the May 1997 stock split                   124,020,123              --                --
  Adjustment to reflect change in par value                                 --        (275,701)          275,701
  Stock options exercised                                              673,132           4,018             4,452
  Shares surrendered on exercise
    of stock options                                                   (33,162)            (10)             (744)
  Tax benefits related to stock options exercised                           --              --             7,758
  Shares issued for acquisitions                                     1,181,228             289               (14)
  Shares issued for stock incentive and
    restricted stock grants                                              4,460              39                --
                                                                   -----------    ------------       -----------
Balance, December 31, 1997                                         249,865,904           2,499           287,153
                                                                   ===========    ============       ===========
During 1998--
  Stock options exercised                                              551,399               5             8,631
  Shares surrendered on exercise
    of stock options                                                   (28,334)             --            (1,679)
  Tax benefits related to stock options exercised                           --              --             8,204
  Shares issued for stock incentive and
    restricted stock grants                                                 --              --               375
                                                                   -----------    ------------       -----------
Balance, December 31, 1998                                         250,388,969    $      2,504       $   302,684
                                                                   ===========    ============       ===========

Authorized, December 31, 1998                                      350,000,000
                                                                   ===========

                                                                                       Common Stock
                                                                                   Held in Treasury
                                                                                   ----------------
In thousands except shares                                              Shares               Amount
---------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                            (136,268)     $     (1,866)
During 1996--
  Stock options exercised                                               23,462             1,579
  Shares surrendered on exercise
    of stock options                                                   (23,462)           (1,579)
  Tax benefits related to stock options exercised                           --                --
  Shares issued for acquisitions                                            --                --
  Shares issued for stock incentive and
    restricted stock grants                                              1,800                25
                                                                    -----------      ------------
Balance, December 31, 1996                                            (134,468)           (1,841)
                                                                    ===========      ============
During 1997--
  Adjustment to reflect the May 1997 stock split                      (134,468)               --
  Adjustment to reflect change in par value                                 --                --
  Stock options exercised                                               14,862               796
  Shares surrendered on exercise
    of stock options                                                   (14,862)             (796)
  Tax benefits related to stock options exercised                           --                --
  Shares issued for acquisitions                                            --                --
  Shares issued for stock incentive and
    restricted stock grants                                              1,200                 8
                                                                    -----------      ------------
Balance, December 31, 1997                                            (267,736)           (1,833)
                                                                    ===========      ============
During 1998--
  Stock options exercised                                                3,163               176
  Shares surrendered on exercise
    of stock options                                                    (3,163)             (176)
  Tax benefits related to stock options exercised                           --                --
  Shares issued for stock incentive and
    restricted stock grants                                              7,200                50
                                                                    -----------      ------------
Balance, December 31, 1998                                            (260,536)     $     (1,783)
                                                                    ===========      ============

                                                        Illinois Tool Works Inc.

CASH DIVIDENDS declared were $.54 per share in 1998, $.46 per share in 1997 and $.36 per share in 1996. Cash dividends paid were $.51 per share in 1998, $.43 per share in 1997 and $.35 per share in 1996.


COMPREHENSIVE INCOME--DURING 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which established standards for reporting and displaying comprehensive income and its components in a separate financial statement. Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company's only component of other comprehensive income is foreign currency translation adjustments.


STOCK OPTIONS have been issued to officers and other employees under the Company's 1996 Stock Incentive Plan. At December 31, 1998, 18,482,078 shares were reserved for issuance under the plan. Option prices are 100% of the common stock fair market value on the date of grant.

     Effective in 1996, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS 123 was as follows:



In thousands except per share data                                                     1998           1997          1996
------------------------------------------------------------------------------------------------------------------------
Net Income:
  As reported                                                                      $672,784       $586,951      $486,315
  Pro forma                                                                         664,638        582,909       482,767
Net income per basic share:
  As reported                                                                         $2.69          $2.35         $1.96
  Pro forma                                                                            2.66           2.34          1.95
Net income per diluted share:
  As reported                                                                      $   2.67       $   2.33      $   1.95
  Pro forma                                                                            2.63           2.32          1.93

Stock option transactions during 1998, 1997 and 1996 are summarized as follows:



                                                           1998                              1997                             1996
----------------------------------------------------------------------------------------------------------------------------------
                                               Weighted Average         Number   Weighted Average        Number   Weighted Average
                              Number of Shares   Exercise Price      of Shares     Exercise Price     of Shares     Exercise Price
-------------------------------------------------------------------  -------------------------------------------------------------
Under option at beginning of year  5,384,685             $29.36      4,999,416           $21.56       5,154,158         $19.71
  Granted                          1,109,763              58.24      1,128,639            54.61         420,028          33.69
  Exercised                         (554,562)             15.89       (687,994)           14.30        (556,020)         13.44
  Canceled or expired                (30,000)             47.72        (55,376)           27.17         (18,750)         23.29
                                  -----------            ------     -----------         --------    ------------       -------
Under option at end of year        5,909,886              35.96      5,384,685            29.36       4,999,416          21.56
                                  ===========            ======     ===========         ========    ============       =======
Exercisable at year-end            3,422,878                         3,145,946                        3,037,064
Available for grant at year-end   12,572,192                        13,620,685                       14,650,384
Weighted average fair value of
  option grant during the year        $16.71                            $15.82                           $10.01

NOTES TO FINANCIAL STATEMENTS

The following table summarizes information on stock options outstanding as of December 31, 1998:

                                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------------------------------------------
                                        Weighted Average
     Range of    Number Outstanding            Remaining      Weighted Average   Number Exercisable     Weighted Average
Exercise Prices                1998     Contractual Life        Exercise Price                 1998       Exercise Price
---------------------------------------------------------------------------------------------------------------------------
 $10.34-18.19             1,686,034           4.22 years                $16.24            1,686,034               $16.24
  20.06-30.13             1,589,622           6.80 years                 28.92            1,279,445                28.62
  33.38-40.22               417,078           7.36 years                 33.64              168,078                33.69
  51.06-58.25             2,217,152           9.45 years                 56.43              289,321                54.60
                                                                                          ---------
                          5,909,886           7.10 years                 35.96            3,422,878                24.97
                                                                                          =========

The estimated fair value of each option granted is calculated using the Black-Scholes option pricing model. The following summarizes the assumptions used in the model:

                                                 1998               1997                1996
---------------------------------------------------------------------------------------------
Risk-free interest rate                          4.8%               5.9%                 6.4%
Expected stock volatility                       24.5%              21.7%                22.2%
Dividend yield                                  1.20%              1.29%                1.36%
Expected years until exercise                    5.5                5.5                  5.5

SEGMENT INFORMATION--In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.
     The Company has approximately 400 operations in 35 countries which are aggregated and organized for internal reporting purposes into the following five segments:
     Engineered Products--North America: Businesses that are located in North America and that manufacture short lead-time components and fasteners, and specialty products such as adhesives, resealable packaging and electronic component packaging.
     Engineered Products--International: Businesses that are located outside North America and that manufacture short lead-time components and fasteners, and specialty products such as electronic component packaging and adhesives.
     Specialty Systems--North America: Businesses that are located in North America and that produce longer lead-time machinery and related consumables, and specialty equipment for applications such as industrial spray coating, quality measurement and static control.
     Specialty Systems--International: Businesses that are located outside North America and that manufacture longer lead-time machinery and related consumables, and specialty equipment for industrial spray coating and other applications.
     Leasing & Investments: Businesses that make opportunistic investments in mortgage-related assets, leveraged and direct financing leases of equipment, properties and property developments and affordable housing investments.
     Upon the adoption of SFAS 131, the Company's number of reportable segments increased to five from the three segments that were reported under the previous standard. Prior year amounts have been restated to conform with the new segments reported under SFAS 131.

                                                        Illinois Tool Works Inc.


Segment information for 1998, 1997 and 1996 was as follows:

In thousands                                                               1998           1997           1996
--------------------------------------------------------------------------------------------------------------
Operating Revenues:
  Engineered Products--North America                                $ 1,790,221    $ 1,596,156    $ 1,480,214
  Engineered Products--International                                    937,243        875,200        877,088
  Specialty Systems--North America                                    2,000,308      2,012,851      1,930,503
  Specialty Systems--International                                    1,048,895        919,063        886,309
  Leasing & Investments                                                 149,748        101,110         68,357
  Intersegment revenues                                                (278,526)      (283,947)      (245,790
                                                                    ------------   ------------   -----------
                                                                    $ 5,647,889    $ 5,220,433    $ 4,996,681
                                                                    ============   ============   ===========
Operating Income:
  Engineered Products--North America                                $   363,369    $   307,106    $   274,670
  Engineered Products--International                                    140,323        136,511        108,398
  Specialty Systems--North America                                      377,994        329,984        296,493
  Specialty Systems--International                                      125,617        113,509         95,715
  Leasing & Investments                                                  71,983         40,113         25,310
                                                                    ------------   ------------   -----------
                                                                    $ 1,079,286    $   927,223    $   800,586
                                                                    ============   ============   ===========
Depreciation and Amortization:
  Engineered Products--North America                                $    67,915    $    56,934    $    52,533
  Engineered Products--International                                     41,057         36,207         40,085
  Specialty Systems--North America                                       64,494         57,135         56,936
  Specialty Systems--International                                       37,334         34,541         27,991
  Leasing & Investments                                                     979            569            688
                                                                    ------------   ------------   -----------
                                                                    $   211,779    $   185,386    $   178,233
                                                                    ============   ============   ===========
Plant & Equipment Additions:
  Engineered Products--North America                                $    75,578    $    55,146    $    46,902
  Engineered Products--International                                     40,346         35,698         44,490
  Specialty Systems--North America                                       58,973         58,570         47,205
  Specialty Systems--International                                       33,021         29,288         30,060
                                                                    ------------   ------------   -----------
                                                                    $   207,918    $   178,702    $   168,657
                                                                    ============   ============   ===========
Identifiable Assets:
  Engineered Products--North America                                $ 1,101,077    $   736,474    $   677,727
  Engineered Products--International                                    824,700        613,486        601,270
  Specialty Systems--North America                                    1,273,430      1,057,480      1,019,835
  Specialty Systems--International                                      963,182      1,011,383        996,895
  Leasing & Investments                                               1,530,042      1,534,796      1,157,209
  Corporate                                                             425,731        441,137        353,226
                                                                    ------------   ------------   -----------
                                                                    $ 6,118,162    $ 5,394,756    $ 4,806,162
                                                                    ============   ============   ===========

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments, and other general corporate assets.

NOTES TO FINANCIAL STATEMENTS

Enterprise-wide information for 1998, 1997 and 1996 was as follows:


In thousands                                                                    1998         1997         1996
---------------------------------------------------------------------------------------------------------------
Operating Revenues by Product Line:
  Engineered Products--North America--
    Fasteners & Components                                                $1,324,034   $1,178,425   $1,109,730
    Specialty Products                                                       466,187      417,731      370,484
                                                                        ------------   ----------  -----------
                                                                          $1,790,221   $1,596,156   $1,480,214
                                                                        ============   ==========  ===========
  Engineered Products--International--
    Fasteners & Components                                                $  847,500   $  781,054   $  796,023
    Specialty Products                                                        89,743       94,146       81,065
                                                                        ------------   ----------  -----------
                                                                          $  937,243   $  875,200   $  877,088
                                                                        ============   ==========  ===========
  Specialty Systems--North America--
    Equipment & Consumables                                               $1,640,263   $1,627,429   $1,554,688
    Specialty Equipment                                                      360,045      385,422      375,815
                                                                        ------------   ----------  -----------
                                                                          $2,000,308   $2,012,851   $1,930,503
                                                                        ============   ==========  ===========
  Specialty Systems--International--
    Equipment & Consumables                                               $  892,537   $  760,057   $  713,616
    Specialty Equipment                                                      156,358      159,006      172,693
                                                                        ------------   ----------  -----------
                                                                          $1,048,895   $  919,063   $  886,309
                                                                        ============   ==========  ===========
Operating Revenues by Geographic Region:
    United States                                                         $3,617,727   $3,359,485   $3,188,978
    Europe                                                                 1,482,092    1,339,419    1,369,827
    Asia                                                                     192,783      171,742      164,569
    Other                                                                    355,287      349,787      273,307
                                                                        ------------   ----------  -----------
                                                                          $5,647,889   $5,220,433   $4,996,681
                                                                        ============   ==========  ===========


     No single customer accounted for more than 10% of consolidated revenues in 1998, 1997 or 1996. Export sales from U.S. operations to third parties were less than 10% of total operating revenues during those years.
     Total noncurrent assets excluding deferred tax assets and financial instruments were $2,939,000,000 and $2,158,000,000 at December 31, 1998 and
1997, respectively. Of these amounts, approximately 61% and 58%, respectively, were attributed to U.S. operations. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA                         Illinois Tool Works Inc.



QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                      THREE MONTHS ENDED
---------------------------------------------------------------------------------------------------------------------------
In thousands except                   March 31                  June 30             September 30             December 31
                       -----------------------  -----------------------  -----------------------  ----------------------
per share amounts            1998         1997        1998         1997        1998         1997        1998        1997
---------------------------------------------------------------------------------------------------------------------------
Operating revenues     $1,340,991   $1,229,798  $1,420,461   $1,326,344  $1,377,212   $1,315,388  $1,509,225  $1,348,903
Cost of revenues          873,957      807,317     910,889      854,352     888,741      857,495     952,536     859,630
Operating income          234,352      196,433     283,687      245,819     264,562      235,763     296,685     249,208
Net income                148,658      123,255     175,979      154,394     163,870      149,130     184,277     160,172
Net income per share:
  Basic                       .60          .49         .70          .62         .66          .60         .74         .64
  Diluted                     .59          .49         .70          .61         .65          .59         .73         .64


COMMON STOCK PRICE AND DIVIDEND DATA--The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1998 and 1997 were as shown below:


                                                                       MARKET PRICE PER SHARE
                                                                       ----------------------
                                                                           HIGH         LOW        DIVIDENDS PAID PER SHARE
---------------------------------------------------------------------------------------------------------------------------
1998
Fourth quarter                                                            $67.69      $50.88                      $ .150
Third quarter                                                              68.75       45.19                        .120
Second quarter                                                             73.19       62.13                        .120
First quarter                                                              65.00       52.56                        .120

1997
Fourth quarter                                                            $60.13      $46.88                       $.120
Third quarter                                                              55.31       45.56                        .120
Second quarter                                                             52.63       40.31                        .095
First quarter                                                              45.69       37.38                        .095


The approximate number of holders of record of common stock as of February 5, 1999 was 5,764. This number does not include beneficial owners of the Company's securities held in the name of nominees.

                                                        Illinois Tool Works Inc.


ELEVEN-YEAR FINANCIAL SUMMARY

Dollars and shares in thousands except per share amounts                                1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
INCOME:
Operating revenues                                                               $ 5,647,889      5,220,433      4,996,681
Cost of revenues                                                                 $ 3,626,123      3,378,794      3,281,530
Selling, administrative and research and development expenses                    $   890,581        870,268        875,386
Amortization of goodwill and other intangible assets                             $    44,593         36,842         31,873
Amortization of retiree health care                                              $     7,306          7,306          7,306
Operating income                                                                 $ 1,079,286        927,223        800,586
Interest expense                                                                 $   (14,230)       (19,383)       (27,834)
Other income (expense)                                                           $    (5,472)        16,511         (2,437)
Income before income taxes                                                       $ 1,059,584        924,351        770,315
Income taxes                                                                     $   386,800        337,400        284,000
Net income                                                                       $   672,784        586,951        486,315
  Basic per share                                                                $      2.69           2.35           1.96
  Diluted per share                                                              $      2.67           2.33           1.95
FINANCIAL POSITION:
Net working capital                                                              $   612,464        700,762        481,767
Net plant and equipment                                                          $   987,549        884,058        808,340
Total assets                                                                     $ 6,118,162      5,394,756      4,806,162
Long-term debt                                                                   $   947,008        854,328        818,947
Total debt                                                                       $ 1,353,715      1,152,606      1,209,372
Stockholders' equity                                                             $ 3,338,035      2,806,454      2,396,025
OTHER DATA:
Operating income:
  Return on operating revenues                                                   %      19.1           17.8           16.0
Net income:
  Return on operating revenues                                                   %      11.9           11.2            9.7
  Return on average stockholders' equity                                         %      21.9           22.6           22.5
Cash dividends paid                                                              $   127,421        107,053         85,481
  Per share--paid                                                                $       .51            .43            .35
           --declared                                                            $       .54            .46            .36
Book value per share                                                             $     13.35          11.24           9.67
Common stock market price at year-end                                            $     58.00          60.13          39.94
Long-term debt to total capitalization                                                  22.1           23.3           25.5
Total debt to total capitalization                                               %      28.9           29.1           33.5
Total debt to total capitalization (excluding Leasing and Investments segment)   %      11.1            4.6           15.9
Shares outstanding:
  At December 31                                                                     250,128        249,598        247,771
  Weighted average                                                                   249,906        249,284        247,556
Plant and equipment additions                                                    $   207,918        178,702        168,657
Depreciation                                                                     $   167,186        148,544        146,360
Research and development expenses                                                $    50,678         52,021         55,800
Employees at December 31                                                              29,200         25,700         24,400
Operating revenues per employee                                                  $       193            203            205


Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.

Eleven-Year Financial Summary

Dollars and shares in thousands except per share amounts                           1995         1994           1993          1992
---------------------------------------------------------------------------------------------------------------------------------
INCOME:
Operating revenues                                                            4,178,080    3,461,315      3,159,181     2,811,645
Cost of revenues                                                              2,723,988    2,290,117      2,122,286     1,858,752
Selling, administrative and research and development expenses                   776,112      666,576        638,560       589,423
Amortization of goodwill and other intangible assets                             25,031       22,344         21,874        22,169
Amortization of retiree health care                                               6,968        6,968          6,968          --
Operating income                                                                645,981      475,310        369,493       341,301
Interest expense                                                                (29,991)     (26,943)       (35,025)      (42,852)
Other income (expense)                                                            7,718        1,916          1,402        11,331
Income before income taxes                                                      623,708      450,283        335,870       309,780
Income taxes                                                                    236,100      172,500        129,300       117,700
Net income                                                                      387,608      277,783        206,570       192,080
  Basic per share                                                                  1.64         1.22            .91           .86
  Diluted per share                                                                1.63         1.22            .90           .85
FINANCIAL POSITION:
Net working capital                                                             681,558      634,500        547,506       492,118
Net plant and equipment                                                         694,941      641,235        583,765       524,116
Total assets                                                                  3,591,318    2,580,498      2,336,891     2,204,187
Long-term debt                                                                  615,557      272,987        375,641       251,979
Total debt                                                                      791,745      339,989        482,714       335,240
Stockholders' equity                                                          1,924,237    1,541,521      1,258,669     1,339,673
OTHER DATA:
Operating income:
  Return on operating revenues                                                     15.5         13.7           11.7          12.1
Net income:
  Return on operating revenues                                                      9.3          8.0            6.5           6.8
  Return on average stockholders' equity                                           22.4         19.8           15.9          15.1
Cash dividends paid                                                              71,783       61,162         55,175        50,290
  Per share--paid                                                                   .31          .27            .25           .23
           --declared                                                               .32          .28            .25           .23
Book value per share                                                               8.14         6.76           5.56          5.98
Common stock market price at year-end                                             29.50        21.88          19.50         16.31
Long-term debt to total capitalization                                             24.2         15.0           23.0          15.8
Total debt to total capitalization                                                 29.2         18.1           27.7          20.0
Total debt to total capitalization (excluding Leasing and Investments segment      16.2         18.1           27.7          20.0
Shares outstanding:
  At December 31                                                                236,466      227,916        226,300       224,027
  Weighted average                                                              235,978      226,775        225,958       223,492
Plant and equipment additions                                                   150,176      131,055        119,931       115,313
Depreciation                                                                    126,900      109,805        109,852       100,462
Research and development expenses                                                52,700       48,700         47,200        42,500
Employees at December 31                                                         21,200       19,500         19,000        17,800
Operating revenues per employee                                                     197          178            166           158


Eleven-Year Financial Summary

Dollars and shares in thousands except per share amounts                           1991           1990           1989          1988
-----------------------------------------------------------------------------------------------------------------------------------
INCOME:
Operating revenues                                                            2,639,650      2,544,153      2,172,747     1,929,805
Cost of revenues                                                              1,759,288      1,686,423      1,450,116     1,287,297
Selling, administrative and research and development expenses                   551,865        512,685        417,520       377,003
Amortization of goodwill and other intangible assets                             23,979         19,181         15,829        13,106
Amortization of retiree health care                                                --             --             --            --
Operating income                                                                304,518        325,864        289,282       252,399
Interest expense                                                                (44,342)       (39,190)       (30,995)      (26,109)
Other income (expense)                                                           27,583         13,209         10,735         6,522
Income before income taxes                                                      287,759        299,883        269,022       232,812
Income taxes                                                                    107,200        117,500        105,200        92,800
Net income                                                                      180,559        182,383        163,822       140,012
  Basic per share                                                                   .81            .84            .77           .66
  Diluted per share                                                                 .81            .83            .76           .65
FINANCIAL POSITION:
Net working capital                                                             442,041        615,055        440,406       392,283
Net plant and equipment                                                         525,695        483,549        413,578       342,794
Total assets                                                                  2,257,139      2,150,307      1,687,985     1,380,237
Long-term debt                                                                  307,082        430,632        334,407       255,907
Total debt                                                                      489,189        495,952        370,507       257,597
Stockholders' equity                                                          1,212,051      1,091,842        871,124       744,727
OTHER DATA:
Operating income:
  Return on operating revenues                                                     11.5           12.8           13.3          13.1
Net income:
  Return on operating revenues                                                      6.8            7.2            7.5           7.3
  Return on average stockholders' equity                                           15.7           18.6           20.3          20.7
Cash dividends paid                                                              44,108         35,861         28,747        23,027
  Per share--paid                                                                   .20            .17            .14           .11
           --declared                                                               .21            .17            .14           .12
Book value per share                                                               5.44           4.98           4.06          3.53
Common stock market price at year-end                                             15.94          12.07          11.22          8.63
Long-term debt to total capitalization                                             20.2           28.3           27.7          23.3
Total debt to total capitalization                                                 28.8           31.2           29.8          25.7
Total debt to total capitalization (excluding Leasing and Investments segment      28.8           31.2           29.8          25.7
Shares outstanding:
  At December 31                                                                222,872        219,218        214,663       211,175
  Weighted average                                                              222,354        217,745        214,056       210,700
Plant and equipment additions                                                   106,036        101,183         84,263        84,107
Depreciation                                                                     91,414         82,913         68,890        62,064
Research and development expenses                                                40,300         40,300         32,500        26,588
Employees at December 31                                                         18,700         18,400         15,700        14,200
Operating revenues per employee                                                     141            138            138           136





CORPORATE EXECUTIVES                                          DIRECTORS

W. JAMES FARRELL                                              W. JAMES FARRELL
Chairman and Chief Executive Officer, 33 Years of Service     Chairman and Chief Executive Officer, Illinois Tool Works Inc.
                                                              Director since 1995
HAROLD B. SMITH
Chairman of the Executive Committee, 44 Years of Service      HAROLD B. SMITH
                                                              Chairman of the Executive Committee, Illinois Tool Works Inc.
FRANK S. PTAK                                                 Director since 1968
Vice Chairman, 23 Years of Service

RUSSELL M. FLAUM                                              WILLIAM F. ALDINGER III
Executive Vice President, 23 Years of Service                 Chairman and Chief Executive Officer, Household International, Inc.
                                                              (financial services), Director since 1998

THOMAS J. HANSEN                                              MICHAEL J. BIRCK
Executive Vice President, 19 Years of Service                 President and Chief Executive Officer, Tellabs, Inc.
                                                              (telecommunications), Director since 1996
DENNIS J. MARTIN
Executive Vice President, 7 Years of Service                  MARVIN D. BRAILSFORD
                                                              Vice President, Kaiser-Hill Co LLC (construction
F. RONALD SEAGER                                              and environmental services). Director since 1996
Executive Vice President, 18 Years of Service
                                                              SUSAN CROWN
DAVID B. SPEER                                                Vice President, Henry Crown and Company
Executive Vice President, 21 Years of Service                 (diversified investments), Director since 1994

HUGH J. ZENTMYER                                              H. RICHARD CROWTHER
Executive Vice President, 31 Years of Service                 Retired Vice Chairman, Illinois Tool Works Inc.
                                                              Director since 1995

STEWART S. HUDNUT                                             ROBERT C. MCCORMACK
Senior Vice President, General Counsel and Secretary          Partner, Trident Capital L.P. (venture capital). Director
7 Years of Service                                            since 1993. Previously 1978-1987

JOHN KARPAN                                                   PHILLIP B. ROONEY
Senior Vice President, Human Resources, 9 Years of Service    Vice Chairman, ServiceMaster Company (a network of quality service companies), Director since 1990
JON C. KINNEY
Senior Vice President and Chief Financial Officer             ORMAND J. WADE
26 Years of Service                                           Former Vice Chairman, Ameritech Corporation
                                                              (telecommunications products and services), Director since 1985
ALLAN C. SUTHERLAND
Senior Vice President, Leasing and Investments                EDWARD BYRON SMITH
6 Years of Service                                            Honorary Director, Director 1938-93



