Form 10-K405, Exhibit 13
period 1999-12-31
ILLINOIS TOOL WORKS INC
filed 2000-03-30
CIK 49826

                                                                   EXHIBIT 13(a)

MANAGEMENT'S DISCUSSION AND ANALYSIS


--------------------------------------------------------------------------------
INTRODUCTION

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of highly engineered products and specialty systems. The Company has more than 500 operations in 40 countries which are aggregated and organized for internal reporting purposes into the following six segments: Engineered Products--North America; Engineered Products--International; Specialty Systems--North America; Specialty Systems--International; Consumer Products; and Leasing and Investments. These segments are described below.

     On November 23, 1999, a wholly owned subsidiary of ITW merged with Premark International, Inc. ("Premark"), a commercial manufacturer of food equipment and decorative products. The merger was accounted for under the pooling-of-interests accounting method and accordingly, ITW's historical financial statements for periods prior to the merger have been restated to include the results of operations, financial position and cash flows of Premark, as though the companies had been combined during such periods.

--------------------------------------------------------------------------------
ENGINEERED PRODUCTS--NORTH AMERICA

Businesses in this segment are located in North America and manufacture short lead-time components and fasteners, and specialty products such as adhesives, resealable packaging and electronic component packaging. In 1999, this segment primarily served the construction (48%), automotive (27%), and general industrial (11%) markets.


Dollars in thousands         1999          1998          1997
--------------------------------------------------------------
Operating revenues     $2,938,906    $2,538,749    $2,258,828
Operating income          561,742       477,547       402,395
Margin %                     19.1%         18.8%         17.8%


In 1999, revenues increased 16% versus 1998 due to acquisitions and base business revenue growth, which both contributed 8%. The primary contributors to the base business growth were the automotive, construction and consumer packaging businesses. Operating income increased 18% from 1998 due to the base business revenue growth and acquisitions. Overall margins increased as improved operating efficiencies at the base businesses were partially offset by the lower margins of acquired businesses.

     In 1998, revenues increased 12% versus 1997 largely due to acquisitions, primarily in the automotive and general industrial businesses. The primary contributors to the base business revenue growth were the construction, automotive and general industrial businesses. Operating income grew 19% in 1998 due to acquisitions and cost reductions in the base businesses. Margins improved in 1998 due to cost improvements in the base businesses, partially offset by lower margins for acquired businesses.

--------------------------------------------------------------------------------
ENGINEERED PRODUCTS--INTERNATIONAL

Businesses in this segment are located outside North America and manufacture short lead-time components and fasteners, and specialty products such as electronic component packaging and adhesives. In 1999, this segment primarily served the construction (38%), automotive (34%), and general industrial (11%) markets.


Dollars in thousands       1999          1998          1997
--------------------------------------------------------------
Operating revenues   $1,321,513    $1,036,211      $871,699
Operating income        132,808       127,260       124,821
Margin %                   10.0%         12.3%         14.3%

Operating revenues increased in 1999 versus 1998 due to acquisitions, which contributed 31% to the revenue growth. Base business revenue growth was 1%, as revenue increases in the automotive and polymer businesses were offset by declines in the construction businesses. In 1999, operating income grew 4% mainly due to acquisitions, partially offset by nonrecurring costs associated with various European operations. The margin decline in 1999 was attributable both to base businesses, mainly related to the European nonrecurring costs, and the initial lower margin impact of acquisitions. Foreign currency fluctuations in 1999 versus 1998 decreased both revenues and operating income by 4%.

     Revenues increased 19% in 1998 compared with 1997 mainly due to acquisitions, primarily in the construction businesses. The general industrial, electronic component packaging and automotive businesses were the primary contributors to the base business revenue growth. Operating income was higher in 1998 due to cost reductions in the base businesses and due to acquisitions. Margins were lower in 1998 as a result of the lower margins of acquired companies, partially offset by the effect of cost improvements in the base businesses. Foreign currency fluctuations in 1998 versus 1997 decreased revenues by 6% and operating income by 8%.

MANAGEMENT'S DISCUSSION AND ANALYSIS


--------------------------------------------------------------------------------
SPECIALTY SYSTEMS--NORTH AMERICA

Businesses in this segment are located in North America and produce longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial spray coating. In 1999, this segment primarily served the food retail and service (34%), general industrial (19%), construction (9%), and food and beverage (9%) markets.


Dollars in thousands       1999          1998          1997
------------------------------------------------------------
Operating revenues   $3,130,347    $2,876,812    $2,787,929
Operating income        537,555       468,352       399,613
Margin %                   17.2%         16.3%         14.3%


In 1999, operating revenues increased 9%, primarily due to acquisitions, which contributed revenue growth of 7%. Base business revenue growth was 3%, mainly related to the food equipment businesses. Operating income grew 15% in 1999, primarily due to improved operating efficiencies in various base businesses. Acquisitions also contributed to the increase in operating income. Overall margins increased due to the base business efficiencies, partially offset by lower margins for acquired businesses.

     In 1998, revenues increased 3%, primarily due to acquisitions, offset by a decline in base business revenues as a result of slower growth in the North American industrial markets, which affected the majority of the businesses. Operating income and margins increased due to administrative and manufacturing cost reductions. Acquisitions also contributed to the higher operating income.

--------------------------------------------------------------------------------
SPECIALTY SYSTEMS--INTERNATIONAL

Businesses in this segment are located outside North America and manufacture longer lead-time machinery and related consumables, and specialty equipment for food service and industrial spray coating. In 1999, this segment primarily served the food retail and service (32%), general industrial (24%) and food and beverage (9%) markets.


Dollars in thousands         1999          1998          1997
--------------------------------------------------------------
Operating revenues     $1,592,855    $1,575,290    $1,414,324
Operating income          154,022       155,110       116,317
Margin %                      9.7%          9.8%          8.2%


In 1999, operating revenues increased 1% versus 1998. The revenue growth contribution from acquisitions of 8% was partially offset by the effect of a base business revenue decline of 4%. Operating income and margins were essentially flat, as increases from acquisitions were offset by reductions for the base businesses, primarily related to the decreased revenues. Foreign currency fluctuations in 1999 versus 1998 decreased revenues by 2% and operating income by 1%.

     Operating revenues increased 11% in 1998 versus 1997 mainly due to acquisitions, primarily in the Signode packaging, stretch film and food equipment businesses. Operating income and margins increased primarily due to cost improvements, partially offset by the lower margins of acquired businesses. Foreign currency translation reduced revenues by 4% and operating income by 6% in 1998 versus 1997.

--------------------------------------------------------------------------------
CONSUMER PRODUCTS

Businesses in this segment are located primarily in North America and manufacture household products which are used by consumers, including small electric appliances, physical fitness equipment and ceramic tile. In 1999, this segment served the consumer durables (67%) and construction (33%) markets.


Dollars in thousands       1999        1998        1997
--------------------------------------------------------
Operating revenues     $501,275    $488,686    $478,675
Operating income         15,326      12,925      25,053
Margin %                    3.1%        2.6%        5.2%


Operating revenues increased 3% in 1999 compared with 1998, primarily due to higher sales in the fitness equipment and ceramic tile businesses, offset by decreased revenues in the small appliance businesses. Operating income and margins both increased due to operating efficiencies, primarily in the small appliance businesses.

Revenues increased 2% in 1998 versus 1997 due primarily to increases at the fitness equipment and ceramic tile businesses, partially offset by decreased revenues in the small appliance businesses. Operating income and margins declined due to the effect of lower sales volume in the small appliance businesses and higher costs in the ceramic tile operation, partially offset by the effect of higher sales volume in the fitness equipment businesses.

--------------------------------------------------------------------------------
LEASING AND INVESTMENTS

This segment makes opportunistic investments in mortgage-related assets, leveraged and direct financing leases of equipment, properties and property developments, and affordable housing.


Dollars in thousands       1999       1998       1997
------------------------------------------------------
Operating revenues     $157,385   $149,748   $101,110
Operating income         84,931     67,552     37,089

Both revenues and operating income increased in 1999 versus 1998 due to gains on the sales of affordable housing and other investments, as well as higher mortgage-related income.

     Revenues and operating income increased in 1998 due primarily to the commercial mortgage transaction entered into at year-end 1997. Increased property development activity and sales of mortgage-related assets also contributed to the higher revenues and operating income.

   In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions are located throughout the U.S. and include 16 subperforming, variable rate, balloon loans and 24 foreclosed properties at December 31, 1999. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26 million a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2.7 billion at December 31, 1999. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets. The Company expects to recover its net investment in the mortgage-related assets of $333.3 million at December 31, 1999 (net of the related nonrecourse notes payable) through its expected net cash flow of $26 million per year for the remainder of the ten-year periods and its estimated $413.3 million share of the total proceeds from disposition of the mortgage-related assets and principal repayments. The Company believes that because the swaps' counterparty is Aaa-rated and that significant collateral secures the net annual cash flow of $26 million, its risk of not recovering that portion of its net investment has been significantly mitigated. The Company believes that its share of the disposition proceeds will be sufficient to recover the remainder of its net investment. However, there can be no assurances that all of the net investment will be recovered. The net assets attributed to the Leasing and Investments segment at December 31, 1999 and 1998 are summarized as follows:

In thousands                                          1999         1998
-----------------------------------------------------------------------
Assets:
  Investments--
     Mortgage-related assets                    $1,006,468   $1,018,698
     Leases                                         62,269       78,396
     Properties and affordable housing              76,632       50,837
     Prepaid forward contract                       21,247       20,247
     Other                                          21,504       15,315
  Deferred tax assets                              257,687      345,127
  Other assets                                       3,842        3,184
                                                ----------   ----------
                                                 1,449,649    1,531,804
                                                ----------   ----------
Liabilities:
  Debt--
     Nonrecourse notes payable                     673,143      698,462
     Allocated general corporate debt              238,828      258,751
  Deferred investment income                       270,935      313,144
  Preferred stock of subsidiaries                   60,000       70,000
  Other liabilities                                 27,901       24,831
                                                ----------   ----------
                                                 1,270,807    1,365,188
                                                ----------   ----------
Net assets                                      $  178,842   $  166,616
                                                ==========   ==========

--------------------------------------------------------------------------------
OPERATING REVENUES

Total operating revenues increased 11.3% in 1999 versus 1998 and 10.0% in 1998 compared with 1997. Overall, the Company believes that the majority of the increases in operating revenues is due to higher sales volume rather than increased sales prices.

--------------------------------------------------------------------------------
COST OF REVENUES

Cost of revenues as a percentage of revenues was 64.7% in 1999 compared with 65.4% in 1998 and 65.7% in 1997. The continued decline in this ratio was mainly due to increased sales volume coupled with lower manufacturing costs.

--------------------------------------------------------------------------------
SELLING, ADMINISTRATIVE AND R&D EXPENSES

Selling, administrative, and research and development expenses were 18.5% of revenues in 1999 versus 18.4% in 1998 primarily due to nonrecurring charges in 1999, mostly offset by administrative expense reductions. Selling, administrative and research and development expenses decreased to 18.4% in 1998 from 19.3% in 1997 because of increasing revenues and administrative expense reductions.

--------------------------------------------------------------------------------
PREMARK MERGER-RELATED COSTS

In the fourth quarter of 1999, the Company incurred pretax nonrecurring transaction and compensation costs related to the Premark merger of $81.0 million (after-tax of $70.8 million or $.23 per diluted share).

MANAGEMENT'S DISCUSSION AND ANALYSIS


--------------------------------------------------------------------------------
INTEREST EXPENSE

Interest expense increased to $67.5 million in 1999 versus $29.2 million in 1998, primarily due to higher long-term debt and increased commercial paper borrowings in 1999. Interest expense decreased to $29.2 million in 1998 versus $31.5 million in 1997. Interest costs of $57.9 million in 1999, $64.4 million in 1998, and $49.3 million in 1997 attributed to the Leasing and Investments segment have been classified in the segment's cost of revenues.

--------------------------------------------------------------------------------
OTHER INCOME
Other income was $14.9 million in 1999 versus $1.0 million in 1998, primarily due to 1998 losses on the sale of plant and equipment and on the sale of operations. Other income was $1.0 million in 1998 versus $26.7 million in 1997, primarily due to losses on the sale of operations in 1998 versus gains on the sale of operations in 1997 and lower interest income in 1998 versus 1997.

--------------------------------------------------------------------------------
INCOME TAXES

The effective tax rate was 37.8% in 1999, 36.8% in 1998 and 37.2% in 1997. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded a valuation allowance on the net deferred income tax assets of $622.5 million at December 31, 1999 and $690.3 million at December 31, 1998 as it expects to continue to generate significant taxable income in future years.

--------------------------------------------------------------------------------
NET INCOME

Net income in 1999 of $841.1 million ($2.76 per diluted share) was 3.9% higher than 1998 net income of $809.7 million ($2.66 per diluted share). Net income in 1999 before the Premark merger-related costs of $911.9 million ($2.99 per diluted share) was 12.6% higher than 1998 net income of $809.7 million. Net income in 1998 was 17.1% higher than 1997 net income of $691.6 million ($2.27 per diluted share).

--------------------------------------------------------------------------------
FOREIGN CURRENCY

The strengthening of the U.S. dollar against foreign currencies in 1999, 1998 and 1997 resulted in decreased operating revenues of $59 million in 1999, $122 million in 1998 and $166 million in 1997 and decreased net income by approximately 1 cent per diluted share in 1999 and 4 cents per diluted share in 1998 and 1997.

--------------------------------------------------------------------------------
FINANCIAL POSITION

Net working capital at December 31, 1999 and 1998 is summarized as follows:

                                                    INCREASE
Dollars in thousands           1999         1998   (DECREASE)
--------------------------------------------------------------
Current Assets:
  Cash and equivalents   $  232,953   $  109,526   $  123,427
  Trade receivables       1,630,937    1,465,899      165,038
  Inventories             1,084,212    1,036,817       47,395
  Other                     324,829      416,357      (91,528)
                         ----------   ----------   ----------
                          3,272,931    3,028,599      244,332
                         ----------   ----------   ----------

Current Liabilities:
  Short-term debt           553,655      428,019      125,636
  Accounts payable
    and accrued
    expenses              1,376,415    1,274,165      102,250
  Other                     115,291      150,252      (34,961)
                         ----------   ----------   ----------
                          2,045,361    1,852,436      192,925
                         ----------   ----------   ----------
Net Working Capital      $1,227,570   $1,176,163   $   51,407
                         ==========   ==========   ==========
  Current Ratio                1.60         1.63
                         ==========   ==========


The increase in trade receivables and inventories at December 31, 1999 was due to 1999 acquisitions and higher operating revenues in 1999 versus 1998. The decrease in other current assets is the result of the use of Premark's marketable securities to repay ITW's commercial paper subsequent to the merger.

     The increase in accounts payable and accrued expenses is primarily due to 1999 acquisitions.

     Short-term debt increased at December 31, 1999, as a result of $225 million of notes which are due in 2000, offset by the decline in commercial paper.

     In February 1999, the Company issued $500 million of 5.75% notes due March 1, 2009. The proceeds were used primarily to repay commercial paper.

     Long-term debt at December 31, 1999, consisted of $125 million of 5.875% notes, $100 million of 10.5% notes, $150 million of 6.875% notes, $500 million of 5.75% notes, $673 million of nonrecourse notes, and $77 million of capitalized lease obligations and other debt. Long-term debt increased $153 million from December 31, 1998 principally as a result of the issuance of the $500 million notes in 1999 offset by the increase in current maturities of long-term debt and the reduction of commercial paper borrowings. Excluding the effect of the Leasing and Investments segment, the percentage of total debt to total capitalization increased to 17.8% at December 31, 1999, from 14.3% at December 31, 1998.

     Stockholders' equity was $4.8 billion at December 31, 1999, compared with $4.2 billion at December 31, 1998. Affecting equity were earnings of $841 million, dividends declared of $194 million, and unfavorable currency translation adjustments of $76 million.

The Statement of Cash Flows for the years ended December 31, 1999 and 1998 is summarized below:


In thousands                            1999         1998
----------------------------------------------------------
Net income                         $ 841,112    $ 809,747
Depreciation and amortization        343,284      296,567
Income from investments,
  net of non-cash interest on
  nonrecourse debt                  (107,195)     (95,932)
Acquisitions                        (805,664)    (921,629)
Additions to plant and equipment    (335,918)    (316,118)
Cash dividends paid                 (183,587)    (150,934)
Net proceeds of debt                 245,835      343,793
Purchase of investments              (38,863)     (13,232)
Proceeds from investments             81,064       50,455
Sales (purchases)
  of short-term investments          132,986       (2,118)
Other, net                           (49,627)    (103,571)
                                   ---------    ---------
Net increase (decrease) in cash
  and equivalents                  $ 123,427    $(102,972)
                                   =========    =========

     Net cash provided by operating activities of $1,037 million in 1999 and $888 million in 1998 was primarily used for acquisitions, additions to plant and equipment, and cash dividends. Long-term debt borrowings in 1999 were used to repay commercial paper and to fund acquisitions. Commercial paper borrowings in 1998 were primarily used to fund acquisitions and to refinance maturing long-term debt.

     Dividends paid per share increased 22% to $.61 per share in 1999 from $.50 per share in 1998. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years' net income.

     Management continues to believe that internally generated funds will be adequate to service existing debt and maintain appropriate debt to total capitalization and earnings to fixed charge ratios. Internally generated funds are also expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments. The Company has additional debt capacity to fund larger acquisitions. The Company had no material commitments for capital expenditures at December 31, 1999 or 1998.

--------------------------------------------------------------------------------
MARKET RISK

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt and certain mortgage-related investments.

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

     The mortgage-related assets acquired in the commercial mortgage transactions include 16 and 24 subperforming, variable rate, balloon loans at December 31, 1999 and 1998, respectively. The fair value of these commercial mortgage loans fluctuates as market interest rates change. The Company has entered into swap and other related agreements to reduce its credit and interest rate risks relative to the commercial mortgage loans and other mortgage-related assets. See the Leasing & Investments section for additional details regarding the net swap receivables.

     The following table presents the Company's financial instruments for which fair value is subject to changing market interest rates:

MANAGEMENT'S DISCUSSION AND ANALYSIS


                                            GENERAL CORPORATE DEBT        MORTGAGE-RELATED INVESTMENTS AND RELATED NONRECOURSE DEBT
                         -----------------------------------------  ---------------------------------------------------------------
                                5.75%        6.875%         5.875%
                                NOTES     NOTES DUE      NOTES DUE  COMMERCIAL                     6.59%         7.00%         6.44%
                         DUE MARCH 1,  NOVEMBER 15,    DUE MARCH 1,   MORTGAGE    NET SWAP  NONRECOURSE   NONRECOURSE    NONRECOURSE
In thousands                     2009          2008           2000       LOANS RECEIVABLES         NOTE          NOTE           NOTE
------------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1999:
Estimated cash inflow
 (outflow) by year
 of principal maturity--
      2000                   $    --      $    --      $(125,000)   $  34,386   $   6,962   $ (16,000)   $  (9,319)      $     --
      2001                        --           --           --           --        78,119     (16,000)     (31,286)            --
      2002                        --           --           --           --        32,517     (16,000)     (13,979)          (1,087)
      2003                        --           --           --           --        37,795     (16,000)     (23,431)          (2,174)
      2004                        --           --           --           --        40,470     (16,000)     (23,431)          (2,174)
      2005 and thereafter     (500,000)    (150,000)        --        376,021     270,828    (121,500)    (152,757)        (212,005)
      Total                   (500,000)    (150,000)    (125,000)     410,407     466,691    (201,500)    (254,203)        (217,440)
Estimated fair value          (447,891)    (135,961)    (124,980)     375,057     364,258    (209,522)    (263,386)        (223,826)
Carrying value                (500,000)    (150,000)    (125,000)     262,443     364,258    (201,500)    (254,203)        (217,440)


AS OF DECEMBER 31, 1998:
Total estimated cash
 inflow (outflow)            $    --      $(150,000)   $(125,000)   $ 569,218   $ 486,083   $(217,500)   $(263,522)      $ (217,440)
Estimated fair value              --       (154,242)    (126,270)     510,795     371,000    (237,784)    (290,414)        (233,834)
Carrying value                    --       (150,000)    (125,000)     371,812     371,000    (217,500)    (263,522)        (217,440)

--------------------------------------------------------------------------------
Foreign Currency Risk

The Company operates in the United States and 39 other countries. In general, the Company manufactures products that are sold in its significant foreign markets in the particular local country. As the initial funding for these foreign manufacturing operations is provided primarily through the permanent investment of capital from the U.S. parent company, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments which are subject to foreign currency risk at December 31, 1999 or 1998.

--------------------------------------------------------------------------------
YEAR 2000 ISSUE

The Company utilizes software and related technologies throughout its businesses that could have been affected by the date change in the year 2000.

     To determine the extent of the year 2000 compliance issues related to its computer systems, including equipment with embedded chip technology, the Company began an extensive internal study at all of its business units in 1997. All testing of existing systems and remediation activities were completed by the end of 1999.

     The Company also had formal communications with its significant suppliers, customers and other relevant third parties to determine the extent of their year 2000 compliance. No significant issues were identified.

     The Company reviewed capital equipment that could have had embedded chip issues as part of its internal year 2000 compliance study. No significant year 2000 issues related to the Company's equipment products were identified.

     The total estimated cost of the Company's year 2000 compliance program was approximately $58 million for 1997 through 1999. Of this amount, the majority related to capital expenditures.

--------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the adequacy of internally generated funds and the recoverability of the Company's investment in mortgage-related assets. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, food service, automotive, general industrial or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, Europe and Australia, (3) an interruption in, or reduction in, introducing new products into the Company's product line, and (4) an unfavorable environment for making acquisitions, domestic and foreign, including adverse accounting or regulatory requirements and market values of candidates.

--------------------------------------------------------------------------------
STATEMENT OF INCOME
Illinois Tool Works Inc. and Subsidiaries


                                                                             FOR THE YEARS ENDED DECEMBER 31
                                                                    ----------------------------------------
In thousands except for per share amounts                                 1999           1998           1997
------------------------------------------------------------------------------------------------------------
Operating Revenues                                                 $ 9,333,185    $ 8,386,971    $ 7,627,263
  Cost of revenues                                                   6,042,548      5,485,533      5,010,571
  Selling, administrative, and research and development expenses     1,730,031      1,542,684      1,469,973
  Amortization of goodwill and other intangible assets                  74,222         50,008         41,431
  Premark merger-related costs                                          81,020           --             --
                                                                   -----------    -----------    -----------
Operating Income                                                     1,405,364      1,308,746      1,105,288
  Interest expense                                                     (67,510)       (29,216)       (31,498)
  Other income                                                          14,858          1,017         26,650
                                                                   -----------    -----------    -----------
Income Before Income Taxes                                           1,352,712      1,280,547      1,100,440
  Income taxes                                                         511,600        470,800        408,851
                                                                   -----------    -----------    -----------
Net Income                                                         $   841,112    $   809,747    $   691,589
                                                                   ===========    ===========    ===========
Net Income Per Share:
  Basic                                                            $      2.80    $      2.70    $      2.31
                                                                   ===========    ===========    ===========
  Diluted                                                          $      2.76    $      2.66    $      2.27
                                                                   ===========    ===========    ===========

--------------------------------------------------------------------------------
STATEMENT OF INCOME REINVESTED IN THE BUSINESS
Illinois Tool Works Inc. and Subsidiaries


                                                                                      FOR THE YEARS ENDED DECEMBER 31
                                                                            -----------------------------------------
In thousands                                                                       1999           1998           1997
---------------------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                                                  $ 3,864,024    $ 3,242,996    $ 2,707,185
  Net income                                                                    841,112        809,747        691,589
  Cash dividends declared                                                      (193,981)      (159,125)      (135,261)
  Adjustment to conform year-ends of Premark's international subsidiaries         2,323           --             --
  Treasury stock issued for incentive plans                                     (27,963)       (29,594)       (20,517)
                                                                            -----------    -----------    -----------
Balance, End of Year                                                        $ 4,485,515    $ 3,864,024    $ 3,242,996
                                                                            ===========    ===========    ===========

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
Illinois Tool Works Inc. and Subsidiaries


                                                                       FOR THE YEARS ENDED DECEMBER 31
                                                                   -----------------------------------
In thousands                                                            1999         1998         1997
------------------------------------------------------------------------------------------------------
Net Income                                                         $ 841,112    $ 809,747    $ 691,589
Other comprehensive income:
  Foreign currency translation adjustments                           (77,696)     (14,413)    (106,103)
  Income tax related to foreign currency translation adjustments       1,803       (2,389)       1,716
                                                                   ---------    ---------    ---------
Comprehensive income                                               $ 765,219    $ 792,945    $ 587,202
                                                                   =========    =========    =========

The Notes to Financial Statements are an integral part of these statements.

FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
STATEMENT OF FINANCIAL POSITION

Illinois Tool Works Inc. and Subsidiaries

                                                                   DECEMBER 31
                                                    --------------------------
In thousands except shares                                 1999           1998
------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and equivalents                              $   232,953    $   109,526
  Trade receivables                                   1,630,937      1,465,899
  Inventories                                         1,084,212      1,036,817
  Deferred income taxes                                 188,729        180,787
  Prepaid expenses and other current assets             136,100        235,570
                                                    -----------    -----------
    Total current assets                              3,272,931      3,028,599
                                                    -----------    -----------
Plant and Equipment:
  Land                                                  114,048        104,390
  Buildings and improvements                            926,306        851,691
  Machinery and equipment                             2,633,212      2,422,484
  Equipment leased to others                            118,164        107,187
  Construction in progress                              120,568        106,739
                                                    -----------    -----------
                                                      3,912,298      3,592,491
  Accumulated depreciation                           (2,278,367)    (2,100,221)
                                                    -----------    -----------
    Net plant and equipment                           1,633,931      1,492,270
                                                    -----------    -----------

Investments                                           1,188,120      1,183,493
Goodwill & Other Intangibles                          2,029,959      1,556,774
Deferred Income Taxes                                   433,792        509,486
Other Assets                                            501,526        441,866
                                                    -----------    -----------
                                                    $ 9,060,259    $ 8,212,488
                                                    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term debt                                   $   553,655    $   428,019
  Accounts payable                                      470,200        421,043
  Accrued expenses                                      906,215        853,122
  Cash dividends payable                                 54,102         43,709
  Income taxes payable                                   61,189        106,543
                                                    -----------    -----------
    Total current liabilities                         2,045,361      1,852,436
                                                    -----------    -----------
Noncurrent Liabilities:
  Long-term debt                                      1,360,746      1,208,046
  Other                                                 838,729        908,634
                                                    -----------    -----------
    Total noncurrent liabilities                      2,199,475      2,116,680
                                                    -----------    -----------
Stockholders' Equity:
  Common stock:
    Issued--300,829,216 shares in 1999 and
            306,150,973 shares in 1998                    3,008          3,062
  Additional paid-in-capital                            517,210        730,822
  Income reinvested in the business                   4,485,515      3,864,024
  Common stock held in treasury                          (1,783)      (238,502)
  Unearned restricted stock                                --           (3,400)
  Cumulative translation adjustment                    (188,527)      (112,634)
                                                    -----------    -----------
    Total stockholders' equity                        4,815,423      4,243,372
                                                    -----------    -----------
                                                    $ 9,060,259    $ 8,212,488
                                                    ===========    ===========

The Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS

Illinois Tool Works Inc. and Subsidiaries


                                                                         FOR THE YEARS ENDED DECEMBER 31
                                                               -----------------------------------------
In thousands                                                          1999           1998           1997
--------------------------------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities:
  Net income                                                   $   841,112    $   809,747    $   691,589
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation and amortization                                  343,284        296,567        258,111
    Change in deferred income taxes                                105,343         58,553        (13,328)
    Provision for uncollectible accounts                            17,704          9,017         10,100
    (Gain) loss on sale of plant and equipment                        (297)         4,514          6,534
    Income from investments                                       (153,593)      (144,310)       (93,652)
    Non-cash interest on nonrecourse debt                           46,398         48,378         35,638
    (Gain) loss on sale of operations and affiliates                  (828)         3,786         (6,824)
    Other non-cash items, net                                       (9,936)           (50)        (6,788)
                                                               -----------    -----------    -----------
      Cash provided by operating activities                      1,189,187      1,086,202        881,380
  Change in assets and liabilities:
    (Increase) decrease in--
      Trade receivables                                           (105,084)       (24,410)      (104,793)
      Inventories                                                    7,427         (3,480)       (46,091)
      Prepaid expenses and other assets                            (32,115)       (34,348)       (58,957)
    Increase (decrease) in--
      Accounts payable                                               4,381        (70,657)        41,242
      Accrued expenses and other liabilities                        (2,263)       (30,376)        35,203
      Income taxes payable                                         (24,074)       (34,427)        70,730
    Other, net                                                        (863)          (724)           289
                                                               -----------    -----------    -----------
      Net cash provided by operating activities                  1,036,596        887,780        819,003
                                                               -----------    -----------    -----------
Cash Provided by (Used for) Investing Activities:
  Acquisition of businesses (excluding cash and equivalents)
    and additional interest in affiliates                         (805,664)      (921,629)      (296,861)
  Additions to plant and equipment                                (335,918)      (316,118)      (260,102)
  Purchase of investments                                          (38,863)       (13,232)       (89,729)
  Proceeds from investments                                         81,064         50,455         43,772
  Proceeds from sale of plant and equipment                         26,349         26,581         21,898
  Proceeds from sale of operations and affiliates                    8,679         17,006        168,383
  Sales (purchases) of short-term investments                      132,986         (2,118)       115,861
  Other, net                                                         2,997             73          3,635
                                                               -----------    -----------    -----------
      Net cash used for investing activities                      (928,370)    (1,158,982)      (293,143)
                                                               -----------    -----------    -----------
Cash Provided by (Used for) Financing Activities:
  Cash dividends paid                                             (183,587)      (150,934)      (128,396)
  Issuance of common stock                                          21,887         18,742         15,862
  Net proceeds (repayments) of short-term debt                    (214,465)       318,497       (216,653)
  Proceeds from long-term debt                                     499,681        167,755          4,629
  Repayments of long-term debt                                     (39,381)      (142,459)       (37,729)
  Repurchase of treasury stock                                     (44,995)       (45,267)       (53,380)
  Other, net                                                       (15,567)         1,565          9,278
                                                               -----------    -----------    -----------
      Net cash provided by (used for) financing activities          23,573        167,899       (406,389)
                                                               -----------    -----------    -----------
Effect of Exchange Rate Changes on Cash and Equivalents             (8,372)           331        (21,600)
                                                               -----------    -----------    -----------
Cash and Equivalents:
  Increase (decrease) during the year                              123,427       (102,972)        97,871
  Beginning of year                                                109,526        212,498        114,627
                                                               -----------    -----------    -----------
  End of year                                                  $   232,953    $   109,526    $   212,498
                                                               ===========    ===========    ===========
Cash Paid During the Year for Interest                         $    69,977    $    44,487    $    45,084
                                                               ===========    ===========    ===========
Cash Paid During the Year for Income Taxes                     $   414,346    $   421,510    $   318,569
                                                               ===========    ===========    ===========
Liabilities Assumed from Acquisitions                          $   278,711    $   255,019    $   171,317
                                                               ===========    ===========    ===========


See the Investments note for information regarding noncash transactions. The Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries (ITW) as of December 31, 1999 and 1998, and the related statements of income, income reinvested in the business, cash flows and comprehensive income for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Premark International, Inc., a company that merged with ITW during 1999 in a transaction accounted for as a pooling-of-interests, as discussed in the Premark Merger note below. Such statements are included in the consolidated financial statements of Illinois Tool Works Inc. and Subsidiaries and reflect total assets of 23% and 25% as of December 31, 1999 and 1998, and total revenues of 31%, 33% and 32% for the years ended December 31, 1999, 1998, and 1997, respectively, of the related consolidated totals, after restatement to reflect certain adjustments as set forth in the Premark Merger note. The financial statements of Premark International, Inc. prior to those adjustments were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Premark International, Inc., is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
January 31, 2000


NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
THE NOTES TO FINANCIAL STATEMENTS furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

     Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of highly engineered products and specialty systems. The Company primarily serves the construction, food retail and service, automotive, and general industrial markets.

     Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years' data have been made to conform with current year reporting. All prior year amounts and share data in the financial statements and notes to financial statements have been restated to reflect the merger of the Company with Premark International, Inc. (see Premark Merger note below).

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
CONSOLIDATION AND TRANSLATION--The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

     Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders' equity.

--------------------------------------------------------------------------------
PREMARK MERGER--On November 23, 1999, a wholly owned subsidiary of ITW merged with Premark International, Inc. ("Premark"), a commercial manufacturer of food equipment and decorative products. Shareholders of Premark received .8081 shares of ITW common stock in exchange for each share of Premark common stock outstanding. A total of 49,781,665 of ITW common shares were issued to the former Premark shareholders in connection with the merger.

     The merger was accounted for under the pooling-of-interests accounting method and accordingly, ITW's historical financial statements for periods prior to the merger have been restated to include the results of operations, financial position and cash flows of Premark, as though the companies had been combined during such periods.

Combined and separate results of ITW and Premark for the periods preceding the merger are summarized below:


                              FOR THE NINE MONTHS ENDED
                                     SEPTEMBER 30, 1999   FOR THE YEAR ENDED   FOR THE YEAR ENDED
In thousands:                               (UNAUDITED)    DECEMBER 31, 1998    DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------
Operating revenues:
  ITW                                       $ 4,691,815          $ 5,647,889          $ 5,220,433
  Premark                                     2,150,526            2,739,082            2,406,830
  Adjustments                                     3,515                 --                  --
                                            -----------          -----------          -----------
  As restated                               $ 6,845,856          $ 8,386,971          $ 7,627,263
                                            ===========          ===========          ===========

Net income:
  ITW                                       $   551,408          $   672,784          $   586,951
  Premark                                       111,885              136,141              103,802
  Adjustments                                    (2,223)                 822                  836
                                            -----------          -----------          -----------
  As restated                               $   661,070          $   809,747          $   691,589
                                            ===========          ===========          ===========


The adjustments to the previously reported results of ITW and Premark related to conforming depreciation methods, methods of recognizing the transition obligation for postretirement benefits, and the fiscal year-ends of foreign subsidiaries.

     In the fourth quarter of 1999, the Company incurred pretax nonrecurring transaction and compensation costs related to the Premark merger of $81,020,000 (after-tax of $70,792,000 or $.23 per diluted share).

--------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSITIONS--During 1999, 1998 and 1997, the Company acquired 31, 46 and 30 operations, respectively, none of which materially affected consolidated results.

--------------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT EXPENSES are recorded as expense in the year incurred.

      These costs were $114,605,000 in 1999, $101,578,000 in 1998 and
$97,821,000 in 1997.

--------------------------------------------------------------------------------
RENTAL EXPENSE was $91,797,000 in 1999, $83,290,000 in 1998 and $78,514,000 in
1997.

      Future minimum lease payments for the years ended December 31 are as follows:


In thousands
---------------------------------------------
2000                                 $ 71,961
2001                                   58,840
2002                                   41,320
2003                                   32,779
2004                                   25,434
2005 and future years                  39,138
                                     --------
                                     $269,472
                                     ========


--------------------------------------------------------------------------------
OTHER INCOME consisted of the following:


In thousands                                           1999        1998        1997
------------------------------------------------------------------------------------
Interest income                                    $ 17,560    $ 15,918    $ 24,895
Gain (loss) on sale of operations and affiliates        828      (3,786)      6,824
Gain (loss) on sale of plant and equipment              297      (4,514)     (6,534)
Gain (loss) on foreign currency translation          (5,460)     (2,211)      1,455
Other, net                                            1,633      (4,390)         10
                                                   --------    --------    --------
                                                   $ 14,858    $  1,017    $ 26,650
                                                   ========    ========    ========

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


In thousands                      1999        1998        1997
--------------------------------------------------------------
U.S. federal income taxes:
  Current                    $ 318,307   $ 275,949   $ 255,775
  Deferred                      47,684      11,040      13,983
                             ---------   ---------   ---------
                               365,991     286,989     269,758
                             ---------   ---------   ---------

Foreign income taxes:
  Current                       77,283      98,446     125,864
  Deferred                      11,557      30,863     (33,132)
                             ---------   ---------   ---------
                                88,840     129,309      92,732
                             ---------   ---------   ---------

State income taxes:
  Current                       49,163      48,141      49,640
  Deferred                       7,606       6,361      (3,279)
                             ---------   ---------   ---------
                                56,769      54,502      46,361
                             ---------   ---------   ---------
                             $ 511,600   $ 470,800   $ 408,851
                             =========   =========   =========


Income before income taxes for domestic and foreign operations was as follows:


In thousands         1999         1998         1997
---------------------------------------------------
Domestic       $  992,633   $  981,173   $  910,799
Foreign           360,079      299,374      189,641
               ----------   ----------   ----------
               $1,352,712   $1,280,547   $1,100,440
               ==========   ==========   ==========


The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:


                                                                      1999     1998      1997
---------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                                       35.0%    35.0%     35.0%
State income taxes, net of U.S. federal tax benefit                    2.7      2.7       2.7
Nondeductible goodwill amortization                                    1.1       .7        .7
Differences between U.S. federal statutory and foreign tax rates        --       .6       1.4
Other, net                                                            (1.0)    (2.2)     (2.6)
                                                                      ----     ----      ----
Effective tax rate                                                    37.8%    36.8%     37.2%
                                                                      ====     ====      ====


Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on approximately $483,000,000 and $337,000,000 of undistributed earnings of international affiliates as of December 31, 1999 and 1998, respectively. In the event these earnings were distributed to the Company, U.S. federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. If these undistributed earnings were not considered permanently reinvested, additional deferred taxes of approximately $84,000,000 and $50,000,000 would have been provided at December 31, 1999 and 1998, respectively.

The components of deferred income tax assets and liabilities at December 31, 1999 and 1998 were as follows:


                                                                                 1999                      1998
                                                              -----------------------   -----------------------
In thousands                                                      ASSET     LIABILITY       ASSET     LIABILITY
---------------------------------------------------------------------------------------------------------------
Acquisition asset basis differences                           $  43,390    $ (18,545)   $  34,900    $ (25,121)
Inventory reserves, capitalized tax cost and LIFO inventory      28,644      (10,909)      24,279      (10,550)
Investments                                                     287,965      (30,278)     384,632      (39,505)
Plant and equipment                                              11,973      (58,866)      12,451      (54,970)
Accrued expenses and reserves                                   129,440         --        142,292         --
Employee benefit accruals                                       199,216         --        186,469         --
Foreign tax credit carryforwards                                 34,503         --         34,255         --
Net operating loss carryforwards                                 51,464         --         51,410         --
Allowances for uncollectible accounts                             6,751         --          6,287         --
Prepaid pension assets                                             --        (34,189)        --        (27,735)
Other                                                            39,816      (24,227)      39,648      (25,455)
                                                              ---------    ---------    ---------    ---------
Gross deferred income tax assets (liabilities)                  833,162     (177,014)     916,623     (183,336)
Valuation allowances                                            (33,627)        --        (43,014)        --
                                                              ---------    ---------    ---------    ---------
Total deferred income tax assets (liabilities)                $ 799,535    $(177,014)   $ 873,609    $(183,336)
                                                              =========    =========    =========    =========
Net deferred income tax assets                                $ 622,521                 $ 690,273
                                                              =========                 =========


No valuation allowance has been recorded on the net deferred income tax assets at December 31, 1999 and 1998 as the Company expects to continue to generate significant taxable income in future years.

      At December 31, 1999, the Company had net operating loss carryforwards of approximately $125,372,000 available to offset future taxable income in the U.S. and certain foreign jurisdictions which expire as follows:


in thousands
------------------------------------
2000                        $  1,898
2001                           1,794
2002                           5,768
2003                           3,460
2004                          15,030
2005                           4,822
2006                             241
2007                              --
2008                           1,560
2009                              --
2010                             540
2011                             755
2012                           2,360
2013                           2,123
2014                             334
2015                              --
2016                              --
2017                           2,653
2018                           3,983
Do not expire                 78,051
                            --------
                            $125,372
                            ========

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NET INCOME PER SHARE--In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Under SFAS 128, net income per basic share is computed by dividing net income by the weighted average number of shares outstanding for the period. Net income per diluted share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period. The computation of net income per share was as follows:

In thousands except per share data                       1999       1998      1997
------------------------------------------------------------------------------------
Net income                                           $841,112   $809,747   $691,589
                                                     ========   ========   ========
Net income per share--Basic:
 Weighted average common shares                       300,158    299,912    299,663
                                                     --------   --------   --------
 Net income per share--Basic                         $   2.80   $   2.70   $   2.31
                                                     ========   ========   ========

Net income per share--Diluted:
  Weighted average common shares                      300,158    299,912    299,663
  Effect of dilutive stock options                      4,491      4,729      4,887
                                                     --------   --------   --------
  Weighted average common shares assuming dilution    304,649    304,641    304,550
                                                     --------   --------   --------
  Net income per share--Diluted                      $   2.76   $   2.66   $   2.27
                                                     ========   ========   ========

Options to purchase 1,128,639 shares of common stock at an average price of $54.61 per share were outstanding at December 31, 1997, but were not included in the computation of diluted net income per share for the period because the options' exercise price was greater than the average market price of the common shares. These options will expire in 2007. There were no significant options outstanding at December 31, 1999 and 1998 that had an exercise price greater than the average market price.

--------------------------------------------------------------------------------
CASH AND EQUIVALENTS included interest-bearing deposits of $83,392,000 at December 31, 1999 and $27,434,000 at December 31, 1998.

      Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

--------------------------------------------------------------------------------
TRADE RECEIVABLES as of December 31, 1999 and 1998 were net of allowances for uncollectible accounts of $54,900,000 and $48,600,000, respectively.

--------------------------------------------------------------------------------
INVENTORIES at December 31, 1999 and 1998 were as follows:


In thousands                              1999         1998
-----------------------------------------------------------
Raw material                        $  409,532   $  376,892
Work-in-process                         94,815       89,073
Finished goods                         579,865      570,852
                                    ----------   ----------
                                    $1,084,212   $1,036,817
                                    ==========   ==========

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 45% of total inventories as of December 31, 1999 and 1998. The first-in, first-out (FIFO) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $79,600,000 and $87,800,000 higher than reported at December 31, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
PLANT AND EQUIPMENT are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

     Depreciation was $269,062,000 in 1999 compared with $246,559,000 in 1998 and $216,680,000 in 1997 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

     The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements              10-50 years
Machinery and equipment                  3-20 years
Equipment leased to others              Term of lease

--------------------------------------------------------------------------------
INVESTMENTS as of December 31,
1999 and 1998 consisted of the following:


In thousands                                                                   1999         1998
-------------------------------------------------------------------------------------------------
Commercial mortgage loans                                                $  262,443   $  371,812
Commercial real estate                                                      274,407      217,340
Net swap receivables                                                        364,258      371,000
Receivable from mortgage servicer                                           105,360       58,546
Prepaid forward contract                                                     21,247       20,247
Leveraged, direct financing and sales-type leases of equipment               62,269       78,396
Properties held for sale                                                     24,200       23,035
Property developments                                                        50,542       16,482
Affordable housing                                                            1,890       11,320
Annuity contract                                                              5,993        5,483
U.S. Treasury security                                                        5,292        4,869
Other                                                                        10,219        4,963
                                                                         ----------   ----------
                                                                         $1,188,120   $1,183,493
                                                                         ==========   ==========


In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions are located throughout the U.S. and include 16 and 24 subperforming, variable rate, balloon loans and 24 and 23 foreclosed properties at December 31, 1999 and 1998, respectively. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26,000,000 a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2,700,000,000 at December 31, 1999. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

     The Company expects to recover its net investment in the mortgage-related assets of $333,325,000 at December 31, 1999 (net of the related nonrecourse notes payable) through its expected net cash flow of $26,000,000 per year for the remainder of the ten-year periods and its estimated $413,340,000 share of the total proceeds from disposition of the mortgage-related assets and principal repayments.

     The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through income. At December 31, 1999 and 1998, the impairment loss allowance was $10,100,000 and $5,600,000, respectively. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value at December 31, 1999 and 1998 by $112,614,000 and $138,983,000, respectively. The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at the current market interest rate. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows or interest rates are recorded through income.

     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), was issued in 1998. SFAS 133 requires that an entity recognize certain derivatives in the Statement of Financial Position and measure those instruments at fair value. The Company is required to adopt SFAS 133 for annual and interim periods beginning after June 15, 2000. The adoption of SFAS 133 is not expected to have a material effect on the Company's financial position or results of operations.

NOTES TO FINANCIAL STATEMENTS

       The Company's investment in leveraged and direct financing leases relates to equipment used in the transportation industry. The components of the investment in leveraged, direct financing and sales-type leases at December 31, 1999 and 1998 were as shown below:


In thousands                                                                              1999        1998
----------------------------------------------------------------------------------------------------------
Lease contracts receivable (net of principal and interest on nonrecourse financing)   $ 63,603    $ 81,400
Estimated residual value of leased assets                                               21,313      25,428
Unearned and deferred income                                                           (22,647)    (28,432)
                                                                                      --------    --------
Investment in leveraged, direct financing and sales-type leases                         62,269      78,396
Deferred income taxes related to leveraged and direct financing leases                 (28,038)    (34,281)
                                                                                      --------    --------
Net investment in leveraged, direct financing and sales-type leases                   $ 34,231    $ 44,115
                                                                                      ========    ========


--------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLES--Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Goodwill is being amortized on a straight-line basis over 15 to 40 years. Goodwill amortization expense was $57,470,000 in 1999, $37,763,000 in 1998 and $29,588,000 in 1997. Accumulated
goodwill amortization was $261,188,000 and $207,341,000 at December 31, 1999 and 1998, respectively.

      Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over five to 17 years. Amortization expense was $16,752,000 in 1999, $12,245,000 in 1998 and $11,843,000 in 1997. Accumulated amortization was $93,473,000 and $74,985,000 at December 31, 1999 and 1998.

      The Company assesses the recoverability of unamortized goodwill and other intangible assets, and other long-lived assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization or depreciation over the remaining useful life of the asset. For any long-lived assets which are determined to be impaired, a loss would be recognized for the difference between the carrying value and the fair value for assets to be held or the net realizable value for assets to be disposed of.


--------------------------------------------------------------------------------
OTHER ASSETS as of December 31, 1999 and 1998 consisted of the following:


In thousands                                                   1999        1998
--------------------------------------------------------------------------------
Cash surrender value of life insurance policies              $132,042   $113,999
Investment in unconsolidated affiliates                       167,206    135,659
Prepaid pension assets                                         95,116     77,224
Other                                                         107,162    114,984
                                                             --------   --------
                                                             $501,526   $441,866
                                                             ========   ========



--------------------------------------------------------------------------------
RETIREMENT PLANS AND POSTRETIREMENT BENEFITS--Summarized information regarding the Company's defined benefit pension and postretirement health care and life insurance benefits was as follows:


                                                                           PENSION                      POSTRETIREMENT BENEFITS
                                               -----------------------------------         ------------------------------------
In thousands                                        1999         1998         1997              1999         1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Components of net periodic
  benefit cost:
  Service cost                                 $  50,105    $  40,861    $  40,427         $   5,954    $   5,034    $   4,781
  Interest cost                                   72,125       66,812       62,788            17,446       16,707       17,346
  Expected return on plan assets                (102,568)     (83,090)    (127,360)             --           --           --
  Amortization of prior service
    (benefit) cost                                 6,174        6,037        6,136              (574)        (493)
  Amortization of actuarial (gain) loss            1,147       (4,597)      46,756               (21)      (1,835)      (1,379)
  Amortization of transition amount               (6,813)      (6,831)      (6,974)             --           --           --
                                               ---------    ---------    ---------         ---------    ---------    ---------
  Net periodic benefit cost                    $  20,170    $  19,192    $  21,773         $  22,805    $  19,413    $  20,255
                                               =========    =========    =========         =========    =========    =========

                                                                                              PENSION        POSTRETIREMENT BENEFITS
                                                                           --------------------------    ---------------------------
In thousands                                                                      1999           1998           1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation as of September 30:
  Benefit obligation at beginning of period                                $ 1,122,055    $   941,112    $   255,890    $   246,657
  Service cost                                                                  50,105         40,861          5,954          5,034
  Interest cost                                                                 72,125         66,812         17,446         16,707
  Plan participant contributions                                                 2,081          1,685          4,621          4,261
  Amendments                                                                   (45,861)         4,219         63,076           --
  Actuarial (gain) loss                                                        (95,824)        96,770         18,469          6,262
  Acquisitions and divestitures                                                 42,341         30,679          9,284           --
  Benefits paid                                                                (68,571)       (63,303)       (26,272)       (23,031)
  Liabilities from other plans                                                   2,178          5,066           --             --
  Foreign currency translation                                                  (8,922)        (1,846)          --             --
                                                                           -----------    -----------    -----------    -----------
  Benefit obligation at end of period                                      $ 1,071,707    $ 1,122,055    $   348,468    $   255,890
                                                                           ===========    ===========    ===========    ===========

Change in plan assets as of September 30:
  Fair value of plan assets at beginning of period                         $ 1,078,130    $ 1,122,941    $      --      $      --
  Actual return on plan assets                                                 208,677        (13,224)          --             --
  Acquisitions and divestitures                                                 48,447          9,739           --             --
  Company contributions                                                         24,417         25,506         21,651         18,770
  Plan participant contributions                                                 2,081          1,685          4,621          4,261
  Benefits paid                                                                (68,571)       (63,303)       (26,272)       (23,031)
  Assets from other plans                                                        3,541           --             --             --
  Foreign currency translation                                                  (4,607)        (5,214)          --             --
                                                                           -----------    -----------    -----------    -----------
  Fair value of plan assets at end of period                               $ 1,292,115    $ 1,078,130    $      --      $      --
                                                                           ===========    ===========    ===========    ===========

Net prepaid (accrued) benefit cost as of September 30:
  Funded status                                                            $   220,408    $   (43,925)   $  (348,468)   $  (255,890)
  Unrecognized net actuarial (gain) loss                                      (179,338)        22,012         (4,922)       (23,314)
  Unrecognized prior service (benefit) cost                                    (25,721)        26,252         58,058         (5,592)
  Unrecognized net transition amount                                            (9,922)       (16,963)          --             --
                                                                           -----------    -----------    -----------    -----------
  Net prepaid (accrued) benefit cost                                       $     5,427    $   (12,624)   $  (295,332)   $  (284,796)
                                                                           ===========    ===========    ===========    ===========


Plans with accumulated benefit obligation
 in excess of plan assets as of September 30:
  Projected benefit obligation                                             $    87,359    $    94,608
                                                                           ===========    ===========
  Accumulated benefit obligation                                           $    83,679    $    91,128
                                                                           ===========    ===========
  Fair value of plan assets                                                $     5,044    $     6,932
                                                                           ===========    ===========



                                                                   Pension                       Postretirement Benefits
                                       -----------------------------------           ------------------------------------
                                        1999           1998           1997            1999           1998           1997
-------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions:
  Discount rate                        7.19%          6.60%          7.46%           7.50%          6.75%          7.38%
  Expected return on plan assets       9.68%          9.92%          9.15%              --             --             --
  Rate of compensation increases       4.24%          4.33%          4.21%              --             --             --
  Current health care cost trend rate     --             --             --           5.43%          5.82%          6.23%
  Ultimate health care cost trend rate    --             --             --           5.00%          5.22%          5.24%


NOTES TO FINANCIAL STATEMENTS

In 1999, the company amended the primary postretirement health care plan to provide benefits to substantially all domestic employees and amended the primary pension plan to change the benefit formula.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:



                                                                1-Percentage-      1-Percentage-
                                                                Point Increase     Point Decrease
---------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components           7.76%                (4.52%)
Effect on postretirement benefit obligation                       4.06%                 (3.34%)



In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company's contributions to these plans were $29,900,000 in 1999, $29,200,000 in 1998 and $27,500,000 in 1997.


--------------------------------------------------------------------------------
SHORT-TERM DEBT as of December 31, 1999 and 1998 consisted of the following:


In thousands                                   1999       1998
----------------------------------------------------------------------
Bank overdrafts                            $ 60,785   $ 64,008
Commercial paper                            120,626    226,813
Current maturities of long-term debt        264,302     40,654
Australian cash advance facility             29,451     51,007
Other borrowings by foreign subsidiaries     78,491     45,537
                                           --------   --------
                                           $553,655   $428,019
                                           ========   ========


Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 5.04% at December 31, 1999 and 5.15% at December 31, 1998.

     In 1996, the Company entered into a 364-day Australian cash advance facility with maximum available borrowings of Australian $325,000,000. As of December 31, 1999, this facility has been amended to decrease the maximum available borrowings to Australian $95,000,000 and to extend the term of the facility to the first quarter of 2000. The facility had an interest rate of 5.9% at December 31, 1999 and 5.2% at December 31, 1998.

     The weighted average interest rate on other foreign borrowings was 4.2% at December 31, 1999 and 6.1% at December 31, 1998.

     On June 30, 1999, the Company entered into a $400,000,000 Credit Agreement with a maturity date of June 28, 2000. No amounts were outstanding under this facility at December 31, 1999.


--------------------------------------------------------------------------------
ACCRUED EXPENSES as of December 31, 1999 and 1998 consisted of accruals for:


In thousands                                             1999           1998
--------------------------------------------------------------------------------
Compensation and employee benefits                   $301,338       $293,594
Warranties and maintenance service agreements         112,806        114,958
Taxes other than income                                51,724         34,335
Deferred investment income                             42,211         42,211
Other                                                 398,136        368,024
                                                     --------       --------
                                                     $906,215       $853,122
                                                     ========       ========

--------------------------------------------------------------------------------
LONG-TERM DEBT at December 31, 1999 and 1998 consisted of the following:

In thousands                                             1999           1998
--------------------------------------------------------------------------------
5.875% notes due March 1, 2000                    $   125,000    $   125,000
10.5% notes due September 15, 2000                    100,000        100,000
6.875% notes due November 15, 2008                    150,000        150,000
5.75% notes due March 1, 2009                         500,000           --
6.59% nonrecourse note due semiannually through
  December 31, 2005                                   201,500        217,500
7.00% nonrecourse note due semiannually through
  November 30, 2006                                   254,203        263,522
6.44% nonrecourse note due semiannually from
  August 31, 2002 through February 29, 2008           217,440        217,440
Commercial paper                                         --          100,000
Other, including capitalized lease obligations         76,905         75,238
                                                  -----------    -----------
                                                    1,625,048      1,248,700
Current maturities                                   (264,302)       (40,654)
                                                  -----------    -----------
                                                  $ 1,360,746    $ 1,208,046
                                                  ===========    ===========

In 1990, the Company issued redeemable $100,000,000 of 10.5% notes due September 15, 2000, at 99.304% of face value. The effective interest rate of the notes is 10.6%. The quoted market price of the notes exceeded the carrying value by approximately $2,328,000 at December 31, 1999, and $8,109,000 at December 31, 1998.

     In 1993, the Company issued $125,000,000 of 5.875% notes due March 1, 2000, at 99.744% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 5.9%. The quoted market price of the notes was below the carrying value by approximately $20,000 at December 31, 1999, and exceeded the carrying value by approximately $1,270,000 at December 31, 1998.

     In 1998, the Company issued $150,000,000 of 6.875% notes due November 15, 2008, at 99.228% of face value. The notes may not be redeemed by the Company prior to maturity. The effective interest rate of the notes is 6.9%. The quoted market price of the notes was below the carrying value by approximately $14,039,000 at December 31, 1999, and exceeded the carrying value by approximately $4,242,000 at December 31, 1998.

     In 1999, the Company issued redeemable $500,000,000 of 5.75% notes due March 1, 2009, at 99.281% of face value. The effective rate of the notes is 5.8%. The quoted market price of the notes was below the carrying value by approximately $52,109,000 at December 31, 1999.

     The Company issued a $256,000,000, 6.28% nonrecourse note at face value in December 1995, a $266,265,000, 7.0% nonrecourse note at face value in December 1996 and a $217,440,000, 6.44% nonrecourse note at face value in December 1997. In 1997, the Company refinanced the 6.28% nonrecourse note with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and net swap receivables, which are included in investments. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $23,591,000 at December 31, 1999, and $63,570,000 at December 31, 1998.

     In 1992, the Company entered into a $300,000,000 revolving credit facility
(RCF). In 1994, the Company canceled $150,000,000 of the RCF. In 1996, the Company amended the RCF to increase the maximum available borrowings to $250,000,000 and extended the commitment termination date to May 30, 2001. In September 1998, the Company amended the RCF to increase the maximum available borrowings to $350,000,000 and extend the termination date to September 30, 2003. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at any time at the Company's option. There were no amounts outstanding under these facilities as of December 31, 1999 or 1998. The amended RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 1999.

     In 1998, the commercial paper balance expected to remain outstanding beyond one year has been classified as long-term, reflecting the Company's intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance has been classified as short-term.

     Other debt outstanding at December 31, 1999, bears interest at rates ranging from 1.5% to 26.2%, with maturities through the year 2012.

     Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands
----------------------------------------
2001                      $   65,065
2002                          43,013
2003                          55,485
2004                          44,949
2005 and future years      1,152,234
                          ----------
                          $1,360,746
                          ==========

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
OTHER NONCURRENT LIABILITIES at December 31, 1999 and 1998 consisted of the following:


In thousands                                               1999       1998
---------------------------------------------------------------------------
Deferred investment income                             $228,724   $270,933
Postretirement benefit obligation                       283,231    277,917
Preferred stock of subsidiaries                          60,000     70,000
Other                                                   266,774    289,784
                                                       --------   --------
                                                       $838,729   $908,634
                                                       ========   ========

--------------------------------------------------------------------------------
PREFERRED STOCK, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue its preferred stock.

--------------------------------------------------------------------------------
COMMON STOCK, ADDITIONAL PAID-IN-CAPITAL AND COMMON STOCK HELD IN TREASURY transactions during 1999, 1998 and 1997 are shown below. On May 9, 1997, the stockholders approved a) an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 150,000,000 shares without par value to 350,000,000 shares with a par value of $.01 and b) a two-for-one split of the Company's common stock, with a distribution date of May 27, 1997, at a rate of one additional share for each common share held by stockholders of record on May 20, 1997. All per share data in this report has been restated to reflect the stock split.


                                                                                     ADDITIONAL                      COMMON STOCK
                                                                    COMMON STOCK PAID-IN-CAPITAL                 HELD IN TREASURY
                                                     --------------------------- ---------------     ----------------------------
In thousands except shares                                SHARES          AMOUNT          AMOUNT          SHARES          AMOUNT
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                           151,901,125    $    685,548    $       --        (2,670,817)   $   (213,276)
During 1997--
  Adjustment to reflect the May 1997 stock split     151,901,125            --              --        (2,670,817)           --
  Adjustment to reflect change in par value                 --          (686,827)        686,827            --              --
  Shares surrendered on exercise of stock options        (33,162)            (10)           (744)        (14,862)           (796)
  Tax benefits related to stock options exercised           --              --            13,910            --              --
  Repurchase of treasury stock                              --              --              --        (1,616,200)        (53,380)
  Shares issued for acquisitions                       1,181,228             289             (14)           --              --
  Shares issued for stock incentive and
    restricted stock grants                              677,592           4,056          4,4528          85,577          29,521
                                                     -----------         -------    ------------        --------    ------------
Balance, December 31, 1997                           305,627,908           3,056         704,431      (6,087,119)       (237,931)
                                                     ===========           =====         =======      ==========        ========

During 1998--
  Shares surrendered on exercise of stock options        (28,334)           --            (1,679)         (3,163)           (176)
  Tax benefits related to stock options exercised           --              --            19,064            --              --
  Repurchase of treasury stock                              --              --              --        (1,167,704)        (45,267)
  Shares issued for stock incentive and
    restricted stock grants                              551,399               6           9,006       1,199,078          44,872
                                                     -----------         -------    ------------        --------    ------------
Balance, December 31, 1998                           306,150,973           3,062         730,822      (6,058,908)       (238,502)
                                                     ===========           =====         =======      ==========        ========

During 1999--
  Shares surrendered on exercise of stock options        (54,437)             (1)         (3,703)        (72,633)         (3,449)
  Tax benefits related to stock options exercised           --              --            22,497            --              --
  Repurchase of treasury stock                              --              --              --        (1,058,611)        (44,995)
  Shares issued for stock incentive and
    restricted stock grants                              713,019               7          13,180         957,503          40,118
  Cash paid for Premark's fractional shares               (8,226)           --              (601)           --              --
  Cancellation of Premark's treasury shares           (5,972,113)            (60)       (244,985)      5,972,113         245,045
                                                     -----------         -------    ------------        --------    ------------
Balance, December 31, 1999                           300,829,216         $ 3,008    $    517,210        (260,536)   $     (1,783)
                                                     ===========         =======    ============        ========    ============

Authorized, December 31, 1999                        350,000,000
                                                     ===========

--------------------------------------------------------------------------------
CASH DIVIDENDS declared were $.65 per share in 1999, $.53 per share in 1998 and $.45 per share in 1997. Cash dividends paid were $.61 per share in 1999, $.50 per share in 1998 and $.43 per share in 1997.

-------------------------------------------------------------------------------
COMPREHENSIVE INCOME--During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which established standards for reporting and displaying comprehensive income and its components in a separate financial statement. Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company's only component of other comprehensive income is foreign currency translation adjustments.

--------------------------------------------------------------------------------
STOCK OPTIONS have been issued to officers and other employees under ITW's 1996 Stock Incentive Plan and Premark's 1994 Incentive Plan. At December 31, 1999, 26,065,445 shares were reserved for issuance under these plans. Option prices are 100% of the common stock fair market value on the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS 123 was as follows:


In thousands except per share data         1999           1998           1997
--------------------------------------------------------------------------------
Net Income:
  As reported                          $841,112       $809,747       $691,589
  Pro forma                             807,301        797,152        684,097
Net income per basic share:
  As reported                             $2.80          $2.70          $2.31
  Pro forma                                2.69           2.66           2.28
Net income per diluted share:
  As reported                             $2.76          $2.66          $2.27
  Pro forma                                2.65           2.62           2.25

The estimated fair value of each option granted by ITW and Premark is calculated using the Black-Scholes option pricing model. The following summarizes the assumptions used in the model:


                                                         ITW                             PREMARK
                                    ------------------------         ---------------------------
                                     1999      1998     1997           1999     1998        1997
------------------------------------------------------------         ---------------------------
Risk-free interest rate              6.5%      4.8%     5.9%            5.8%     5.1%       6.1%
Expected stock volatility           27.1%     24.5%    21.7%           28.7%    27.0%      26.0%
Dividend yield                      1.11%     1.20%    1.29%           1.20%    1.30%      1.30%
Expected years until exercise         5.5       5.5      5.5             5.1      5.1        5.1

NOTES TO FINANCIAL STATEMENTS

Stock option activity during 1999, 1998 and 1997, including the retroactive effect of converting Premark's options into ITW options, is summarized as follows:


                                                             1999                           1998                          1997
                                     ----------------------------   ----------------------------  ----------------------------
                                         NUMBER  WEIGHTED AVERAGE      NUMBER   WEIGHTED AVERAGE     NUMBER   WEIGHTED AVERAGE
                                      OF SHARES   EXERCISE PRICE    OF SHARES    EXERCISE PRICE   OF SHARES     EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------
Under option at beginning of year    11,849,368        $27.74      11,562,274        $ 21.85     11,527,898        $ 16.21
  Granted                             1,864,925         60.30       1,990,834          49.36      1,786,675          49.02
  Exercised                          (1,667,509)        15.56      (1,651,251)         12.23     (1,552,895)         11.50
  Canceled or expired                   (96,141)        42.83         (52,489)         36.78       (199,404)         19.81
                                     ----------                    ----------                    ----------
Under option at end of year          11,950,643         34.41      11,849,368          27.74     11,562,274          21.85
                                     ==========                    ==========                    ==========


Exercisable at year-end               9,100,013                     6,599,519                     6,464,813
Available for grant at year-end      14,114,802                    15,687,710                    17,595,276
Weighted average fair value of
  options granted during the year                      $20.69                        $ 14.39                       $ 14.53



The following table summarizes information on stock options outstanding as of December 31, 1999:

                                                            OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
-------------------------------------------------------------------------------   ---------------------------------------
                                         WEIGHTED AVERAGE
       RANGE OF   NUMBER OUTSTANDING            REMAINING      WEIGHTED AVERAGE   NUMBER EXERCISABLE     WEIGHTED AVERAGE
EXERCISE PRICES                 1999     CONTRACTUAL LIFE        EXERCISE PRICE                 1999       EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------
 $ 2.13-15.12            2,790,082            3.45 years                $10.99            2,790,082               $10.99
  15.72-30.50            3,292,211            5.56 years                 23.23            3,292,211                23.23
  31.43-46.59            2,336,816            8.19 years                 39.53            2,172,316                39.98
  51.06-65.50            3,531,534            9.03 years                 59.93              845,404                55.86
                        11,950,643            6.61 years                 34.41            9,100,013                26.51

--------------------------------------------------------------------------------
SEGMENT INFORMATION--In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

     The Company has more than 500 operations in 40 countries which are aggregated and organized for internal reporting purposes into the following six segments:

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

     Specialty Systems--North America: Businesses that are located in North America and that produce longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial spray coating.

     Specialty Systems--International: Businesses that are located outside North America and that manufacture longer lead-time machinery and related consumables, and specialty equipment for food service and industrial spray coating.

     Consumer Products: Businesses that are located primarily in North America and that manufacture household products that are used by consumers, including small electric appliances, physical fitness equipment and ceramic tile.

     Leasing & Investments: Businesses that make opportunistic investments in mortgage-related assets, leveraged and direct financing leases of equipment, properties and property developments and affordable housing.

Segment information for 1999, 1998 and 1997 was as follows:


In thousands                                  1999           1998           1997
--------------------------------------------------------------------------------
Operating Revenues:
  Engineered Products--North America   $ 2,938,906    $ 2,538,749    $ 2,258,828
  Engineered Products--International     1,321,513      1,036,211        871,699
  Specialty Systems--North America       3,130,347      2,876,812      2,787,929
  Specialty Systems--International       1,592,855      1,575,290      1,414,324
  Consumer Products                        501,275        488,686        478,675
  Leasing & Investments                    157,385        149,748        101,110
  Intersegment revenues                   (309,096)      (278,525)      (285,302)
                                       -----------    -----------    -----------
                                       $ 9,333,185    $ 8,386,971    $ 7,627,263
                                       ===========    ===========    ===========
Operating Income:
  Engineered Products--North America   $   561,742    $   477,547    $   402,395
  Engineered Products--International       132,808        127,260        124,821
  Specialty Systems--North America         537,555        468,352        399,613
  Specialty Systems--International         154,022        155,110        116,317
  Consumer Products                         15,326         12,925         25,053
  Leasing & Investments                     84,931         67,552         37,089
  Premark merger-related costs             (81,020)          --             --
                                       -----------    -----------    -----------
                                       $ 1,405,364    $ 1,308,746    $ 1,105,288
                                       ===========    ===========    ===========
Depreciation and Amortization:
  Engineered Products--North America   $   103,373    $    92,164    $    79,566
  Engineered Products--International        66,405         47,407         36,107
  Specialty Systems--North America          99,350         85,537         75,540
  Specialty Systems--International          51,296         48,648         44,586
  Consumer Products                         21,793         21,708         21,731
  Leasing & Investments                      1,067          1,103            581
                                       -----------    -----------    -----------
                                       $   343,284    $   296,567    $   258,111
                                       ===========    ===========    ===========
Plant & Equipment Additions:
  Engineered Products--North America   $   126,926    $   132,760    $    83,734
  Engineered Products--International        63,774         44,923         39,277
  Specialty Systems--North America          84,774         77,773         80,066
  Specialty Systems--International          41,880         46,291         38,480
  Consumer Products                         18,534         14,371         18,545
  Leasing & Investments                         30           --             --
                                       -----------    -----------    -----------
                                       $   335,918    $   316,118    $   260,102
                                       ===========    ===========    ===========
Identifiable Assets:
  Engineered Products--North America   $ 1,707,587    $ 1,461,483    $ 1,043,296
  Engineered Products--International     1,447,076        983,371        630,824
  Specialty Systems--North America       1,997,290      1,793,334      1,483,571
  Specialty Systems--International       1,334,996      1,340,921      1,332,662
  Consumer Products                        372,484        378,505        383,566
  Leasing & Investments                  1,449,649      1,531,804      1,542,290
  Corporate                                751,177        723,070        755,198
                                       -----------    -----------    -----------
                                       $ 9,060,259    $ 8,212,488    $ 7,171,407
                                       ===========    ===========    ===========


Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

NOTES TO FINANCIAL STATEMENTS

Enterprise-wide information for 1999, 1998 and 1997 was as follows:


In thousands                                         1999         1998         1997
-----------------------------------------------------------------------------------
Operating Revenues by Product Line:
  Engineered Products--North America--
    Fasteners & Components                     $2,317,264   $2,046,927   $1,809,874
    Specialty Products                            621,642      491,822      448,954
                                               ----------   ----------   ----------
                                               $2,938,906   $2,538,749   $2,258,828
                                               ==========   ==========   ==========
  Engineered Products--International--
    Fasteners & Components                     $1,178,424   $  963,822   $  792,542
    Specialty Products                            143,089       72,389       79,157
                                               ----------   ----------   ----------
                                               $1,321,513   $1,036,211   $  871,699
                                               ==========   ==========   ==========
  Specialty Systems--North America--
    Equipment & Consumables                    $1,680,751   $1,640,263   $1,627,470
    Specialty Equipment                         1,449,596    1,236,549    1,160,459
                                               ----------   ----------   ----------
                                               $3,130,347   $2,876,812   $2,787,929
                                               ==========   ==========   ==========
  Specialty Systems--International--
    Equipment & Consumables                    $  899,986   $  892,537   $  760,422
    Specialty Equipment                           692,869      682,753      653,902
                                               ----------   ----------   ----------
                                               $1,592,855   $1,575,290   $1,414,324
                                               ==========   ==========   ==========

  Consumer Products                            $  501,275   $  488,686   $  478,675
                                               ==========   ==========   ==========

Operating Revenues by Geographic Region:
  United States                                $6,195,574   $5,608,719   $5,181,977
  Europe                                        2,275,311    2,052,953    1,785,903
  Asia                                            295,788      217,440
                                                                            196,431
  Other                                           566,512      507,859      462,952
                                               ----------   ----------   ----------
                                               $9,333,185   $8,386,971   $7,627,263
                                               ==========   ==========   ==========


No single customer accounted for more than 10% of consolidated revenues in 1999, 1998 or 1997. Export sales from U.S. operations to third parties were less than 10% of total operating revenues during those years.

     Total noncurrent assets excluding deferred tax assets and financial instruments were $4,724,000,000 and $3,798,000,000 at December 31, 1999 and
1998, respectively. Of these amounts, approximately 63% was attributed to U.S. operations for both years. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA




--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                                                           THREE MONTHS ENDED
                        -----------------------------------------------------------------------------------------------------
                                       MARCH 31                   JUNE 30              SEPTEMBER 30               DECEMBER 31
In thousands except     -----------------------   ----------------------    -----------------------   -----------------------
per share amounts             1999         1998         1999         1998         1999         1998        1999          1998
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues      $2,156,657   $1,957,340   $2,363,450   $2,095,820   $2,325,749   $2,075,705   $2,487,329   $2,258,106
Cost of revenues         1,411,567    1,290,834    1,518,449    1,370,413    1,511,405    1,365,529    1,601,127    1,458,757
Operating income           304,497      275,290      394,093      338,811      382,086      327,615      324,688      367,030
Net income                 188,432      172,720      239,716      208,550      232,922      202,745      180,042      225,732
Net income per share:
  Basic                        .63          .58          .80          .70          .78          .68          .60          .75
  Diluted                      .62          .57          .79          .68          .76          .67          .59          .74

--------------------------------------------------------------------------------
COMMON STOCK PRICE AND DIVIDEND DATA--The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 1999 and 1998 were as shown below:



                     Market Price Per Share
                     ----------------------
                          High         Low     Dividends Declared Per Share
---------------------------------------------------------------------------
1999
Fourth quarter          $80.25      $61.44                           $.180
Third quarter            81.81       69.25                            .173
Second quarter           82.00       59.81                            .148
First quarter            72.63       58.13                            .146

1998
Fourth quarter          $67.69      $50.88                           $.146
Third quarter            68.75       45.19                            .146
Second quarter           73.19       62.13                            .121
First quarter            65.00       52.56                            .119


The approximate number of holders of record of common stock as of February 16, 2000 was 24,073. This number does not include beneficial owners of the Company's securities held in the name of nominees.