Form 10-K405, Exhibit 13
period 2000-12-31
ILLINOIS TOOL WORKS INC
filed 2001-03-21
CIK 49826

Report of Independent Public Accountants
Notes to Financial Statements
Management’s Discussion and Analysis
Forward-Looking Statements
Statement of Income Illinois Tool Works Inc. and Subsidiaries
Statement of Income Reinvested in the Business Illinois Tool Works Inc. and Subsidiaries
Statement of Comprehensive Income Illinois Tool Works Inc. and Subsidiaries
Statement of Financial Position Illinois Tool Works Inc. and Subsidiaries
Statement of Cash Flows Illinois Tool Works Inc. and Subsidiaries
Quarterly and Common Stock Data
Eleven-Year Financial Summary
By-Laws of Illinois Tool Works Inc,as amended
Non-Officer Directors Restricted Stock Program
Non-Office Directors' Fee Conversion Plan
Annual Report to Stockholders
Report of Ernst & Young LLP
Subsidiaries and Affiliates of the Company
Consent of Arthur Andersen LLP
Consent of Ernst & Young LLP
Power of Attorney

Report of Independent Public Accountants

To the Board of Directors of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries (ITW) as of December 31, 2000 and 1999, and the related statements of income, income reinvested in the business, cash flows and comprehensive income for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Premark International, Inc. as of and for the years ended December 31, 1999 and 1998. Such statements are included in the consolidated financial statements of Illinois Tool Works Inc. and Subsidiaries and reflect total assets of 23% as of December 31, 1999, and total revenues of 31% and 33% for the years ended December 31, 1999, and 1998, respectively, of the related consolidated totals. The financial statements of Premark International, Inc. were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Premark International, Inc., for 1999 and 1998 is based solely upon the report of the other auditors.

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

      In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
January 29, 2001

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

      Illinois Tool Works Inc. (the “Company” or “ITW”) is a multinational manufacturer of highly engineered products and specialty systems. The Company primarily serves the construction, automotive, food retail and service, and general industrial markets.

      Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years’ data have been made to conform to current year reporting.

      The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

Consolidation and Translation — The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company’s foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

      Foreign subsidiaries’ assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders’ equity.

30

Management’s Discussion and Analysis

Introduction

Illinois Tool Works Inc. (the “Company” or “ITW”) is a multinational manufacturer of highly engineered products and specialty systems. The Company has approximately 600 operations in 43 countries which are aggregated and organized for internal reporting purposes into the following six segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; Specialty Systems—International; Consumer Products; and Leasing and Investments. These segments are described below.

      On November 23, 1999, a wholly owned subsidiary of ITW merged with Premark International, Inc. (“Premark”), a commercial manufacturer of food equipment and laminate products. The merger was accounted for under the pooling-of-interests accounting method and accordingly, ITW’s historical financial statements for periods prior to the merger have been restated to include the results of operations, financial position and cash flows of Premark, as though the companies had been combined during such periods.

Engineered Products—North America

Businesses in this segment are located in North America and manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products, and resealable packaging. In 2000, this segment primarily served the construction (47%), automotive (26%), and general industrial (12%) markets.

Dollars in thousands	2000	1999	1998

Operating revenues	$3,184,033	$2,964,782	$2,562,324

Operating income	610,321	561,742	477,547

Margin %	19.2%	18.9%	18.6%

Operating revenues increased 7% in 2000 versus 1999. The base business revenue growth was 4%, with the biggest contributors being the construction (including the Wilsonart laminate operation), automotive and industrial plastics businesses. Acquisitions also contributed 3% to the 2000 revenue increase. Operating income increased 9% and margins improved 30 basis points, mainly due to revenue increases and operating efficiencies in the base businesses, primarily the construction, automotive and industrial plastics operations.

      In 1999, revenues increased 16% versus 1998 due to acquisitions and base business revenue growth, which both contributed 8%. The primary contributors to the base business growth were the automotive, construction and consumer packaging businesses. Operating income increased 18% from 1998 due to the base business revenue growth and acquisitions. Overall margins increased as improved operating efficiencies in the base businesses were partially offset by the lower margins of acquired businesses.

Engineered Products—International

Businesses in this segment are located outside North America and manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products, and electronic component packaging. In 2000, this segment primarily served the automotive (32%), construction (31%), and general industrial (15%) markets.

Dollars in thousands	2000	1999	1998

Operating revenues	$1,516,202	$1,321,658	$1,036,342

Operating income	153,792	132,808	127,260

Margin %	10.1%	10.0%	12.3%

In 2000, operating revenues increased 15% versus the prior year mainly due to acquisitions, which increased revenues by 23%. The base business revenue growth was 4% in 2000, principally related to the industrial plastics, electronic packaging, construction and automotive businesses. Operating income increased 16% in 2000, primarily due to the revenue growth and cost reductions in the base businesses, partially offset by asset writedowns in the fourth quarter of 2000 related to a laminate business in Europe. Margins increased 10 basis points due to cost reductions in 2000, partially offset by the fourth quarter asset writedowns. The changes in foreign currency rates in 2000 versus 1999 reduced revenues by 13% and operating income by 16%.

      Operating revenues increased in 1999 versus 1998 due to acquisitions, which contributed 31% to the revenue increase. Base business revenue growth was 1%, as revenue increases in the automotive and polymer businesses were offset by declines in the construction businesses. In 1999, operating income grew 4% mainly due to acquisitions, partially offset by nonrecurring costs associated with various European operations. The margin decline in 1999 was attributable both to base businesses, mainly related to the European nonrecurring costs, and the initial lower margin impact of acquisitions. Foreign currency fluctuations in 1999 versus 1998 decreased both revenues and operating income by 4%.

Specialty Systems—North America

Businesses in this segment are located in North America and produce longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing. In 2000, this segment primarily served the food retail and service (33%), general industrial (20%), construction (9%), and food and beverage (8%) markets.

Dollars in thousands	2000	1999	1998

Operating revenues	$3,337,387	$3,161,435	$2,904,662

Operating income	559,738	537,555	468,352

Margin %	16.8%	17.0%	16.1%

In 2000, operating revenues increased 6% in 2000 versus 1999 primarily due to acquisitions, which contributed 4% to the revenue increase. Base business revenue grew 2% as a result of contributions from the food equipment, industrial packaging and welding businesses. Operating income increased 4% in 2000 due to the higher revenues, partially offset by higher 2000 nonrecurring costs. Margins declined 20 basis points in 2000, as the improved productivity in the food equipment and welding operations was more than offset by the lower margins of acquired companies and higher 2000 nonrecurring costs.

      Operating revenues increased 9% in 1999 versus 1998 primarily due to acquisitions, which increased revenues 7%. Base business revenue growth was 3%, mainly related to the food equipment businesses. Operating income grew 15% in 1999, primarily due to improved operating efficiencies in various base businesses. Acquisitions also contributed to the increase in operating income. Overall margins increased in 1999 due to the base business efficiencies, partially offset by lower margins for acquired businesses.

Specialty Systems—International

Businesses in this segment are located outside North America and manufacture longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing. In 2000, this segment primarily served the food retail and service (26%), general industrial (25%), and food and beverage (9%) markets.

Dollars in thousands	2000	1999	1998

Operating revenues	$1,729,559	$1,599,988	$1,581,857

Operating income	169,705	154,022	155,110

Margin %	9.8%	9.6%	9.8%

Operating revenues increased 8% in 2000 primarily due to acquisitions, which increased revenues 17%. Base business revenue growth was 1% in 2000. Operating income increased 10% due to the revenue increase and operating efficiencies in the industrial packaging and food equipment businesses, partially offset by nonrecurring costs in the fourth quarter of 2000 related to the European food equipment businesses. Margins improved 20 basis points due to the productivity improvements in the base businesses, partially offset by higher 2000 nonrecurring costs. Foreign currency fluctuations in 2000 versus 1999 decreased revenues by 9% and operating income by 12%.

      In 1999, operating revenues increased 1% versus 1998. The revenue increase related to acquisitions of 8% was partially offset by the effect of a base business revenue decline of 4%. Operating income and margins declined slightly, as increases from acquisitions were more than offset by the effect of lower revenues in the base businesses. Foreign currency fluctuations in 1999 versus 1998 decreased revenues by 2% and operating income by 1%.

Consumer Products

Businesses in this segment are located primarily in North America and manufacture specialty exercise equipment, small electrical appliances, cookware and ceramic tile. In 2000, this segment primarily served the consumer durables (68%) and construction (31%) markets.

Dollars in thousands	2000	1999	1998

Operating revenues	$483,036	$501,224	$488,634

Operating income (loss)	(14,016)	15,326	12,925

Margin %	(2.9%)	3.1%	2.6%

Operating revenues declined 4% in 2000, as increased sales of fitness equipment were more than offset by lower sales in the small appliance and ceramic tile businesses. Operating income and margins were significantly lower in 2000 compared with 1999 due to lower sales and 2000 nonrecurring costs.

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

Dollars in thousands	2000	1999	1998

Operating revenues	$154,277	$157,385	$149,748
Operating income	83,897	84,931	67,552

In 2000, both revenues and operating income decreased slightly due to higher gains on the sales of assets in 1999.

      Both revenues and operating income increased in 1999 versus 1998 due to gains on the sales of affordable housing and other investments, as well as higher mortgage-related income.

      In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions are located throughout the U.S. and include 11 subperforming, variable rate, balloon loans and 41 foreclosed properties at December 31, 2000. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26 million a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2.5 billion at December 31, 2000. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets. The Company expects to recover its net investment in the mortgage-related assets of $362.4 million at December 31, 2000 (net of the related nonrecourse notes payable) through its expected net cash flow of $26 million per year for the remainder of the ten-year periods and its estimated $454.6 million share of the total proceeds from disposition of the mortgage-related assets and principal repayments. The Company believes that because the swaps’ counterparty is Aaa-rated and that significant collateral secures the net annual cash flow of $26 million, its risk of not recovering that portion of its net investment has been significantly mitigated. The Company believes that its share of the disposition proceeds will be sufficient to recover the remainder of its net investment. However, there can be no assurances that all of the net investment will be recovered. The net assets attributed to the Leasing and Investments segment at December 31, 2000 and 1999 are summarized as follows:

In thousands	2000	1999

Assets:
Investments—
Mortgage-related assets	$1,010,251	$1,017,753
Leases	56,118	62,269
Properties and affordable housing	74,793	76,632
Prepaid forward contract	22,297	21,247
Other	6,933	10,219
Deferred tax assets	237,323	257,687
Other assets	1,269	3,842

	1,408,984	1,449,649

Liabilities:
Debt—
Nonrecourse notes payable	647,823	673,143
Allocated general corporate debt	160,976	238,828
Deferred investment income	228,726	270,935
Preferred stock of subsidiaries	60,000	60,000
Other liabilities	29,741	27,901

	1,127,266	1,270,807

Net assets	$281,718	$178,842

Operating Revenues

Total operating revenues increased 7.0% in 2000 versus 1999 and 11.3% in 1999 versus 1998. Overall, the Company believes that the majority of the increases in operating revenues are due to higher sales volume rather than increased sales prices.

Cost of Revenues

Cost of revenues as a percent of revenues increased to 65.0% in 2000 from 64.7% in 1999. This increase was primarily due to nonrecurring charges related to the Premark businesses and higher raw material costs in certain businesses. Cost of revenues as a percentage of revenues was 64.7% in 1999 compared with 65.4% in 1998. The decline in this ratio from 1998 to 1999 was mainly due to increased sales volume coupled with lower manufacturing costs.

Selling, Administrative and R&D Expenses

Selling, administrative and research and development expense decreased to 18.2% of revenues in 2000 from 18.5% in 1999 because of increasing revenues and administrative expense reductions. Selling, administrative, and research and development expenses were 18.5% of revenues in 1999 versus 18.4% in 1998 primarily due to nonrecurring charges in 1999, mostly offset by administrative expense reductions.

Premark Charges

In 2000, the Company incurred nonrecurring charges related to asset writedowns and compensation costs at certain Premark businesses of approximately $.18 per diluted share. In the fourth quarter of 1999, the Company incurred pretax nonrecurring transaction and compensation costs related to the Premark merger of $.23 per diluted share.

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles increased to $121.5 million in 2000 from $74.2 million in 1999. This increase is due to asset writedowns of $30.3 million at certain Premark businesses and increased amortization expense due to 2000 acquisitions and a full year of amortization on 1999 acquisitions. Amortization of goodwill and other intangibles increased to $74.2 million in 1999 from $50.0 million in 1998 primarily due to new acquisitions in 1999 and a full year of amortization expense on 1998 acquisitions.

Interest Expense

Interest expense increased to $72.4 million in 2000 versus $67.5 million in 1999 primarily due to increased commercial paper borrowings in 2000 and a full year of interest expense on the 5.75% notes payable, partially offset by lower interest expense on the 10.5% notes payable and the 5.875% bonds, which were repaid in 2000. Interest expense increased to $67.5 million in 1999 versus $29.2 million in 1998, primarily due to higher long-term debt and increased commercial paper borrowings in 1999. Interest costs of $58.7 million in 2000, $57.9 million in 1999, and $64.4 million in 1998 attributed to the Leasing and Investments segment have been classified in the segment’s cost of revenues.

Other Income (Expense)

Other income (expense) was an expense of $12.9 million in 2000 versus income of $14.9 million in 1999. The decline is primarily due to losses on the sale of plant and equipment and on the sale of operations in 2000 versus gains in 1999 and higher minority interest expense on less-than-100%-owned subsidiaries in 2000. Other income increased to $14.9 million in 1999 versus $1.0 million in 1998, primarily due to 1998 losses on the sale of plant and equipment and on the sale of operations.

Income Taxes

The effective tax rate was 35.2% in 2000, 37.8% in 1999, and 36.8% in 1998. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded a valuation allowance on the net deferred income tax assets of $662.2 million at December 31, 2000 and $622.5 million at December 31, 1999 as it expects to continue to generate significant taxable income in future years.

Net Income

Net income in 2000 of $958.0 million ($3.15 per diluted share) was 13.9% higher than 1999 net income of $841.1 million ($2.76 per diluted share.) Net income in 1999 of $841.1 million was 3.9% higher than 1998 net income of $809.7 million ($2.66 per diluted share). Net income in 1999 before the Premark merger-related costs of $911.9 million ($2.99 per diluted share) was 12.6% higher than 1998 net income of $809.7 million.

       For 2001, the Company is expecting continued slowing in various end markets through the first half of the year. The Company is expecting some recovery in the second half of 2001, with full year net income per diluted share expected to be higher than 2000.

Foreign Currency

The strengthening of the U.S. dollar against foreign currencies in 2000, 1999 and 1998 resulted in decreased operating revenues of $289 million in 2000, $59 million in 1999 and $122 million in 1998 and decreased net income by approximately 7 cents per diluted share in 2000, 1 cent per diluted share in 1999 and 4 cents per diluted share in 1998.

      Financial Position

      Net working capital at December 31, 2000 and 1999 is summarized as follows:

			Increase
Dollars in thousands	2000	1999	(Decrease)

Current Assets:
Cash and equivalents	$151,295	$232,953	$(81,658)
Trade receivables	1,654,632	1,630,937	23,695
Inventories	1,181,385	1,084,212	97,173
Other	341,749	324,829	16,920

	$3,329,061	$3,272,931	$56,130

Current Liabilities:
Short-term debt	425,789	553,655	(127,866)
Accounts payable and accrued expenses	1,281,524	1,376,415	(94,891)
Other	110,297	115,291	(4,994)

	1,817,610	2,045,361	(227,751)

Net Working Capital	$1,511,451	$1,227,570	$283,881

Current Ratio	1.83	1.60

The increase in trade receivables and inventories at December 31, 2000 was due to 2000 acquisitions and higher operating revenues in 2000 versus 1999. The decrease in accounts payable and accrued expenses is primarily due to the payment of Premark merger-related costs which were accrued at year-end 1999 and the effect of foreign currency translation.

      Short-term debt decreased at December 31, 2000 as a result of the repayment of notes of $225 million, partially offset by the increase in commercial paper borrowings.

      In February 1999, the Company issued $500 million of 5.75% notes due March 1, 2009. The proceeds were used primarily to repay commercial paper borrowings.

      Long-term debt at December 31, 2000, consisted of $250 million of commercial paper, $150 million of 6.875% notes, $500 million of 5.75% notes, $648 million of nonrecourse notes, and $56 million of capitalized lease obligations and other debt. Excluding the effect of the Leasing and Investments segment, the percentage of total debt to total capitalization increased to 18.6% at December 31, 2000, from 17.8% at December 31, 1999.

      Stockholders’ equity was $5.4 billion at December 31, 2000, compared with $4.8 billion at December 31, 1999. Affecting equity were earnings of $958 million, dividends declared of $229 million, and unfavorable currency translation adjustments of $210 million.

      The Statement of Cash Flows for the years ended December 31, 2000 and 1999 is summarized below:

In thousands	2000	1999

Net income	$957,980	$841,112

Depreciation and amortization	413,370	343,284
Income from investments, net of non-cash interest on nonrecourse debt	(106,821)	(107,195)
Acquisitions	(798,837)	(805,664)
Additions to plant and equipment	(313,913)	(335,918)
Cash dividends paid	(223,009)	(183,587)
Net proceeds of debt	38,272	245,835
Purchase of investments	(14,651)	(38,863)
Proceeds from investments	84,102	81,064
Sales (purchases) of short-term investments	(7,409)	132,986
Other, net	(110,742)	(49,627)

Net increase (decrease) in cash and equivalents	$(81,658)	$123,427

Net cash provided by operating activities of $1,122 million in 2000 and $1,037 million in 1999 was primarily used for acquisitions, additions to plant and equipment, and cash dividends.

      Dividends paid per share increased 21% to $.74 per share in 2000 from $.61 per share in 1999. The Company expects to continue to meet its dividend payout objective of 25-30% of the average of the last three years’ net income.

      Management continues to believe that internally generated funds will be adequate to service existing debt and maintain appropriate debt-to-total capitalization and earnings-to-fixed-charge ratios. Internally generated funds are also expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments. The Company has additional debt capacity to fund larger acquisitions. The Company had no material commitments for capital expenditures at December 31, 2000 or 1999.

Market Risk

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s long-term debt and certain mortgage-related investments. The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. The Company has not entered into any derivative financial instruments to hedge interest rate risk on these general corporate borrowings.

      The Company has also issued nonrecourse notes in connection with the three commercial mortgage transactions. The holders of these notes have recourse only against certain mortgage-related assets.

      The mortgage-related assets acquired in the commercial mortgage transactions include 11 and 16 subperforming, variable rate, balloon loans at December 31, 2000 and 1999, respectively. The fair value of these commercial mortgage loans fluctuates as market interest rates change. The Company has entered into swap and other related agreements to reduce its credit and interest rate risks relative to the commercial mortgage loans and other mortgage-related assets. See the Leasing & Investments section for additional details regarding the net swap receivables.

      The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

	General Corporate Debt

	5.75% notes	6.875% notes due	5.875% notes
	due March 1,	November 15,	due March 1,
In Thousands	2009	2008	2000

As of December 31, 2000:

Estimated cash inflow (outflow) by year of principal maturity-

2001	$—	$—	$—

2002	—	—	—

2003	—	—	—

2004	—	—	—

2005	—	—	—

2006 and thereafter	(500,000)	(150,000)	—

Total	(500,000)	(150,000)	—

Estimated fair value	(479,219)	(147,188)	—

Carrying value	(500,000)	(150,000)	—

As of December 31, 1999:

Total estimated cash inflow (outflow)	$(500,000)	$(150,000)	$(125,000)

Estimated fair value	(447,891)	(135,961)	(124,980)

Carrying value	(500,000)	(150,000)	(125,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Mortgage-Related Investments and Related Nonrecourse Debt

	Commercial		6.59%	7.00%	6.44%
	mortgage	Net swap	nonrecourse	nonrecourse	nonrecourse
In Thousands	loans	receivables	note	note	note

As of December 31, 2000:

Estimated cash inflow (outflow) by year of principal maturity-

2001	$134,300	$82,584	$(16,000)	$(31,286)	$—

2002	381	24,464	(16,000)	(13,979)	(1,087)

2003	371	27,532	(16,000)	(23,431)	(2,174)

2004	453	20,838	(16,000)	(23,431)	(2,174)

2005	83,176	46,974	(121,500)	(23,431)	(39,139)

2006 and thereafter	89,948	118,110	—	(129,326)	(172,866)

Total	308,629	320,502	(185,500)	(244,884)	(217,440)

Estimated fair value	289,218	316,620	(192,747)	(252,873)	(223,823)

Carrying value	199,578	316,620	(185,500)	(244,884)	(217,440)

As of December 31, 1999:

Total estimated cash inflow (outflow)	$410,407	$466,691	$(201,500)	$(254,203)	$(217,440)

Estimated fair value	375,057	364,258	(209,522)	(263,386)	(223,826)

Carrying value	262,443	364,258	(201,500)	(254,203)	(217,440)

Foreign Currency Risk

The Company operates in the United States and 42 other countries. In general, the Company manufactures products that are sold in its significant foreign markets in the particular local country. As the initial funding for these foreign manufacturing operations is provided primarily through the permanent investment of capital from the U.S. parent company, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments which are subject to foreign currency risk at December 31, 2000 or 1999.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company’s 2001 forecasts, the adequacy of internally generated funds and the recoverability of the Company’s investment in mortgage-related assets. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in key end markets such as construction, food retail and service, automotive, general industrial or real estate, (2) deterioration in global and domestic business and economic conditions, such as interest rate and currency fluctuations, particularly in North America, Europe and Australia, (3) an interruption in, or reduction in, introducing new products into the Company’s product line, and (4) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates.

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands except for per share amounts	2000	1999	1998

Operating Revenues	$9,983,577	$9,333,185	$8,386,971
Cost of revenues	6,485,229	6,042,548	5,485,533
Selling, administrative, and research and development expenses	1,813,455	1,730,031	1,542,684
Amortization of goodwill and other intangible assets	121,456	74,222	50,008
Premark merger-related costs	—	81,020	—

Operating Income	1,563,437	1,405,364	1,308,746
Interest expense	(72,377)	(67,510)	(29,216)
Other income (expense)	(12,880)	14,858	1,017

Income Before Income Taxes	1,478,180	1,352,712	1,280,547
Income taxes	520,200	511,600	470,800

Net Income	$957,980	$841,112	$809,747
Net Income Per Share:

Basic	$3.18	$2.80	$2.70

Diluted	$3.15	$2.76	$2.66

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2000	1999	1998

Balance, Beginning of Year	$4,485,515	$3,864,024	$3,242,996
Net income	957,980	841,112	809,747
Cash dividends declared	(229,397)	(193,981)	(159,125)
Adjustment to conform year-ends of Premark’s international subsidiaries	—	2,323	—
Treasury stock issued for incentive plans	—	(27,963)	(29,594)

Balance, End of Year	$5,214,098	$4,485,515	$3,864,024

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2000	1999	1998

Net Income	$957,980	$841,112	$809,747

Other comprehensive income:

Foreign currency translation adjustments	(203,561)	(77,696)	(14,413)

Income tax related to foreign currency translation adjustments	(6,624)	1,803	(2,389)

Comprehensive income	$747,795	$765,219	$792,945

      The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

	December 31

In thousands except shares	2000	1999

Assets Current Assets:
Cash and equivalents	$151,295	$232,953
Trade receivables	1,654,632	1,630,937
Inventories	1,181,385	1,084,212
Deferred income taxes	183,823	188,729
Prepaid expenses and other current assets	157,926	136,100

Total current assets	3,329,061	3,272,931

Plant and Equipment:
Land	116,423	114,048

Buildings and improvements	1,000,807	926,306

Machinery and equipment	2,860,472	2,633,212
Equipment leased to others	118,589	118,164
Construction in progress	103,319	120,568

	4,199,610	3,912,298
Accumulated depreciation	(2,477,086)	(2,278,367)

Net plant and equipment	1,722,524	1,633,931

Investments	1,170,392	1,188,120
Goodwill & Other Intangibles	2,483,882	2,029,959
Deferred Income Taxes	478,420	433,792
Other Assets	419,177	501,526

	$9,603,456	$9,060,259

Liabilities and Stockholders’ Equity Current Liabilities:

Short-term debt	$425,789	$53,655
Accounts payable	455,417	470,200
Accrued expenses	826,107	906,215
Cash dividends payable	60,490	54,102
Income taxes payable	49,807	61,189

Total current liabilities	1,817,610	2,045,361

Noncurrent Liabilities:
Long-term debt	1,549,038	1,360,746
Other	835,821	838,729

Total noncurrent liabilities	2,384,859	2,199,475

Stockholders’ Equity:
Common stock:
Issued - 302,709,094 shares in 2000 and 300,829,216 shares in 1999	3,027	3,008
Additional paid-in-capital	584,357	517,210
Income reinvested in the business	5,214,098	4,485,515
Common stock held in treasury	(1,783)	(1,783)
Cumulative translation adjustment	(398,712)	(188,527)

Total stockholders’ equity	5,400,987	4,815,423

	$9,603,456	$9,060,259

      The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2000	1999	1998

Cash Provided by (Used for) Operating Activities:
Net income	$957,980	$841,112	$809,747
Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization	413,370	343,284	296,567
Change in deferred income taxes	(21,106)	105,343	58,553
Provision for uncollectible accounts	12,952	17,704	9,017
(Gain) loss on sale of plant and equipment	8,862	(297)	4,514
Income from investments	(151,692)	(153,593)	(144,310)
Non-cash interest on nonrecourse debt	44,871	46,398	48,378
(Gain) loss on sale of operations and affiliates	6,013	(828)	3,786
Other non-cash items, net	(7,897)	(9,936)	(50)

Cash provided by operating activities	1,263,353	1,189,187	1,086,202
Change in assets and liabilities:
(Increase) decrease in–
Trade receivables	54,390	(105,084)	(24,410)
Inventories	3,945	7,427	(3,480)
Prepaid expenses and other assets	(50,670)	(32,115)	(34,348)
Increase (decrease) in-
Accounts payable	(73,955)	4,381	(70,657)

Accrued expenses and other liabilities	(85,825)	(2,263)	(30,376)
Income taxes payable	11,333	(24,074)	(34,427)
Other, net	(161)	(863)	(724)

Net cash provided by operating activities	1,122,410	1,036,596	887,780

Cash Provided by (Used for) Investing Activities:

Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(798,837)	(805,664)	(921,629))
Additions to plant and equipment	(313,913)	(335,918)	(316,118)
Purchase of investments	(14,651)	(38,863)	(13,232)
Proceeds from investments	84,102	81,064	50,455
Proceeds from sale of plant and equipment	29,717	26,349	26,581
Proceeds from sale of operations and affiliates	7,757	8,679	17,006
Sales (purchases) of short-term investments	(7,409)	132,986	(2,118)
Other, net	1,870	2,997	73

Net cash used for investing activities	(1,011,364)	(928,370)	(1,158,982)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(223,009)	(183,587)	(150,934)
Issuance of common stock	25,409	21,887	18,742
Net proceeds (repayments) of short-term debt	302,076	(214,465)	318,497
Proceeds from long-term debt	1,125	499,681	167,755
Repayments of long-term debt	(264,929)	(39,381)	(142,459)
Repurchase of treasury stock	—	(44,995)	(45,267)
Other, net	(493)	(15,567)	1,565

Net cash provided by (used for) financing activities	(159,821)	23,573	167,899

Effect of Exchange Rate Changes on Cash and Equivalents	(32,883)	(8,372)	331

Cash and Equivalents:
Increase (decrease) during the year	(81,658)	123,427	(102,972)
Beginning of year	232,953	109,526	212,498

End of year	$151,295	$232,953	$109,526

Cash Paid During the Year for Interest	$92,062	$69,977	$44,487

Cash Paid During the Year for Income Taxes	$507,783	$414,200	$421,510

Liabilities Assumed from Acquisitions	$282,891	$278,711	$255,019

See the Investments note for information regarding noncash transactions.
The Notes to Financial Statements are an integral part of this statement.

Premark Merger — On November 23, 1999, a wholly owned subsidiary of ITW merged with Premark International, Inc. (“Premark”), a commercial manufacturer of food equipment and laminate products. Shareholders of Premark received .8081 shares of ITW common stock in exchange for each share of Premark common stock outstanding. A total of 49,781,665 of ITW common shares were issued to the former Premark shareholders in connection with the merger.

      The merger was accounted for under the pooling-of-interests accounting method and accordingly, ITW’s historical financial statements for periods prior to the merger have been restated to include the results of operations, financial position and cash flows of Premark, as though the companies had been combined during such periods.

      In the fourth quarter of 1999, the Company incurred pretax nonrecurring transaction and compensation costs related to the Premark merger of $81,020,000 ($70,792,000 after-tax or $.23 per diluted share).

Acquisitions — During 2000, 1999 and 1998, the Company acquired 45, 31 and 46 operations, respectively, none of which materially affected consolidated results.

Operating Revenues are recognized primarily at the time of product shipment. No single customer accounted for more than 10% of consolidated revenues in 2000, 1999 or 1998. Export sales from U.S. operations to third parties were less than 10% of total operating revenues during those years.

Research and Development Expenses are recorded as expense in the year incurred.

      These costs were $114,484,000 in 2000, $114,605,000 in 1999 and $101,578,000 in 1998.

Rental Expense was $93,001,000 in 2000, $91,797,000 in 1999 and $83,290,000 in 1998.

      Future minimum lease payments for the years ended December 31 are as follows:

In thousands

2001	$79,046

2002	62,499

2003	42,299

2004	28,052

2005	20,169

2006 and future years	36,479

$268,544

Other Income (Expense) consisted of the following:

In thousands	2000	1999	1998

Interest income	$15,849	$17,560	$15,918

Gain (loss) on sale of operations and affiliates	(6,013)	828	(3,786)

Gain (loss) on sale of plant and equipment	(8,862)	297	(4,514)

Loss on foreign currency translation	(8,171)	(5,460)	(2,211)

Other, net	(5,683)	1,633	(4,390)

	$(12,880)	$14,858	$1,017

Income Taxes — The Companyutilizes the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes were as shown below:

In thousands	2000	1999	1998

U.S. federal income taxes:
Current	$352,209	$318,307	$275,949
Deferred	30,446	47,684	11,040

	382,655	365,991	286,989

Foreign income taxes:
Current	122,789	77,283	98,446
Deferred	(20,460)	11,557	30,863

	102,329	88,840	129,309

State income taxes:
Current	26,468	49,163	48,141
Deferred	8,748	7,606	6,361

	35,216	56,769	54,502

	$520,200	$511,600	$470,800

Income before income taxes for domestic and foreign operations was as follows:

In thousands	2000	1999	1998

Domestic	$1,224,415	$992,633	$981,173
Foreign	253,765	360,079	299,374

	$1,478,180	$1,352,712	$1,280,547

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2000	1999	1998

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	2.0	2.7	2.7
Nondeductible goodwill amortization	1.3	1.1	.7
Differences between U.S. federal statutory and foreign tax rates	.4	—	.6

Other, net	(3.5)	(1.0)	(2.2)

Effective tax rate	35.2%	37.8%	36.8%

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on approximately $359,000,000 and $483,000,000 of undistributed earnings of international affiliates as of December 31, 2000 and 1999, respectively. In the event these earnings were distributed to the Company, U.S. federal income taxes payable would be reduced by foreign tax credits based on income tax laws and circumstances at the time of distribution. If these undistributed earnings were not considered permanently reinvested, additional deferred taxes of approximately $89,000,000 and $84,000,000 would have been provided at December 31, 2000 and 1999, respectively.

The components of deferred income tax assets and liabilities at December 31, 2000 and 1999 were as follows:

	2000		1999

In thousands	Asset	Liability	Asset	Liability

Acquisition asset basis differences	$40,766	$(22,833)	$43,390	$(18,545)

Inventory reserves, capitalized tax cost and LIFO inventory	48,026	(18,869)	28,644	(10,909)

Investments	261,576	(24,253)	287,965	(30,278)

Plant and equipment	14,299	(61,240)	11,973	(58,866)

Accrued expenses and reserves	110,712	—	129,440	—

Employee benefit accruals	186,085	—	199,216	—

Foreign tax credit carryforwards	75,466	—	34,503	—

Net operating loss carryforwards	55,102	—	51,464	—

Allowances for uncollectible accounts	13,833	—	6,751	—

Prepaid pension assets	—	(36,960)	—	(34,189)

Other	61,713	(18,342)	39,816	(24,227)

Gross deferred income tax assets (liabilities)	867,578	(182,497)	833,162	(177,014)

Valuation allowances	(22,838)	—	(33,627)	—

Total deferred income tax assets (liabilities)	$844,740	$(182,497)	$799,535	$(177,014)

Net deferred income tax assets	$662,243		$622,521

No valuation allowance has been recorded on the net deferred income tax assets at December 31, 2000 and 1999 as the Company expects to continue to generate significant taxable income in future years.

      At December 31, 2000, the Company had foreign tax credit carryforwards of approximately $75,466,000, which expire as follows:

In thousands

2001	$2,693

2002	26,926

2003	5,140

2004	8,393

2005	32,314

$75,466

At December 31, 2000, the Company had net operating loss carryforwards of approximately $156,642,000 available to offset future taxable income in the U.S. and certain foreign jurisdictions, which expire as follows:

In thousands

2001	$2,539

2002	1,374

2003	998

2004	8,102

2005	14,257

2006	266

2007	1,360

2008	1,650

2009	396

2010	682

2011	847

2012	2,360

2013	2,123

2014	334

2015	—

2016	—

2017	2,653

2018	3,984

Do not expire	112,717

$156,642

Net Income Per Share is computed by dividing net income by the weighted average number of shares outstanding for the period. Net income per diluted share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period. The computation of net income per share was as follows:

In thousands except per share data	2000	1999	1998

Net income	$957,980	$841,112	$809,747

Net income per share — Basic:

Weighted average common shares	301,573	300,158	299,912

Net income per share — Basic	$3.18	$2.80	$2.70

Net income per share — Diluted:

Weighted average common shares	301,573	300,158	299,912

Effect of dilutive stock options	2,841	4,491	4,729

Weighted average common shares assuming dilution	304,414	304,649	304,641

Net income per share — Diluted	$3.15	$2.76	$2.66

Options to purchase 1,359,262 shares of common stock at an average price of $65.49 per share were outstanding at December 31, 2000, but were not included in the computation of diluted net income per share for the period because the options’ exercise prices were greater than the average market price of the common shares. The majority of these options will expire in 2009. There were no significant options outstanding at December 31, 1999 and 1998 that had an exercise price greater than the average market price.

Cash and Equivalents included interest-bearing deposits of $75,555,000 at December 31, 2000 and $83,392,000 at December 31, 1999.

      Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables as of December 31, 2000 and 1999 were net of allowances for uncollectible accounts of $57,700,000 and $54,900,000, respectively.

Inventories at December 31, 2000 and 1999 were as follows:

In thousands	2000	1999

Raw material	$350,943	$352,992

Work-in-process	134,044	123,137

Finished goods	696,398	608,083

	$1,181,385	$1,084,212

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (LIFO) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 42% and 45% of total inventories as of December 31, 2000 and 1999, respectively. The first-in, first-out (FIFO) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $93,200,000 and $79,600,000 higher than reported at December 31, 2000 and 1999, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation was $291,914,000 in 2000 compared with $269,062,000 in 1999 and $246,559,000 in 1998 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10-50 years

Machinery and equipment	3-20 years

Equipment leased to others	Term of lease

Investments as of December 31, 2000 and 1999 consisted of the following:

In thousands	2000	1999

Commercial mortgage loans	$199,578	$262,443

Commercial real estate	431,763	274,407

Net swap receivables	316,620	364,258

Receivable from mortgage servicer	49,987	105,360

Prepaid forward contract	22,297	21,247

Leveraged, direct financing and sales-type leases of equipment	56,118	62,269

Properties held for sale	26,150	24,200

Property developments	45,014	50,542

Affordable housing	3,629	1,890

Annuity contract	6,550	5,993

U.S. Treasury security	5,753	5,292

Other	6,933	10,219

	$1,170,392	$1,188,120

In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions are located throughout the U.S. and include 11 and 16 subperforming, variable rate, balloon loans and 41 and 24 foreclosed properties at December 31, 2000 and 1999, respectively. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby the Company will pay a third party the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making payments to the Company equal to the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26,000,000 a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2,500,000,000 at December 31, 2000. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

      The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through income. At December 31, 2000 and 1999, the impairment loss allowance was $4,576,000 and $10,100,000, respectively. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value at December 31, 2000 and 1999 by $89,640,000 and $112,614,000, respectively. The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at current market interest rates. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows or interest rates are recorded through income.

      The Company is required to adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) in 2001. SFAS 133 requires that an entity recognize certain derivatives in the Statement of Financial Position and measure those instruments at fair value. The adoption of SFAS 133 is not expected to have a material effect on the Company’s financial position or results of operations.

      The Company’s investment in leveraged and direct financing leases relates to equipment used in the transportation industry. The components of the investment in leveraged, direct financing and sales-type leases at December 31, 2000 and 1999 were as shown below:

In thousands	2000	1999

Lease contracts receivable (net of principal and interest on nonrecourse financing)	$55,840	$63,603

Estimated residual value of leased assets	19,073	21,313

Unearned and deferred income	(18,795)	(22,647)

Investment in leveraged, direct financing and sales-type leases	56,118	62,269

Deferred income taxes related to leveraged and direct financing leases	(23,781)	(28,038)

Net investment in leveraged, direct financing and sales-type leases	$32,337	$34,231

Goodwill and Other Intangibles — Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Goodwill is being amortized on a straight-line basis over 15 to 40 years. Goodwill amortization expense was $89,040,000 in 2000, $57,470,000 in 1999 and $37,763,000 in 1998. Accumulated goodwill amortization was $304,982,000 and $261,188,000 at December 31, 2000 and 1999, respectively.

      Other intangible assets represent patents, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over five to 17 years. Amortization expense was $32,416,000 in 2000, $16,752,000 in 1999 and $12,245,000 in 1998. Accumulated amortization was $96,275,000 and $93,473,000 at December 31, 2000 and 1999.

      The Company assesses the recoverability of unamortized goodwill, other intangible assets, and other long-lived assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization or depreciation over the remaining useful life of the asset. For any long-lived assets which are determined to be impaired, a loss is recognized for the difference between the carrying value and the fair value for assets to be held or the net realizable value for assets to be disposed of. Included in amortization expense for 2000 are impairment charges of $30,300,000, primarily related to a laminate business in Europe which was acquired by Premark in 1998. Estimated future cash flows related to this operation indicated that the carrying value of its goodwill and intangible assets would not be realized. No impairment charges were recorded in 1999 or 1998.

Other Assets as of December 31, 2000 and 1999 consisted of the following:

In thousands	2000	1999

Cash surrender value of life insurance policies	$157,713	$132,042

Prepaid pension assets	124,820	95,116

Investment in unconsolidated affiliates	39,889	167,206

Other	96,755	107,162

	$419,177	$501,526

Retirement Plans and Postretirement Benefits — Summarized information regarding the Company’s defined benefit pension and postretirement health care and life insurance benefits was as follows:

	Pension			Postretirement Benefits

In thousands	2000	1999	1998	2000	1999	1998

Components of net periodic benefit cost:

Service cost	$43,981	$50,105	$40,861	$10,628	$5,954	$5,034

Interest cost	73,060	72,125	66,812	25,254	17,446	16,707

Expected return on plan assets	(123,505)	(102,568)	(83,090)	—	—	—

Amortization of prior service (benefit) cost	(1,896)	6,174	6,037	4,563	(574)	(493)

Amortization of actuarial (gain) loss	(2,555)	1,147	(4,597)	(199)	(21)	(1,835)

Amortization of transition amount	(6,692)	(6,813)	(6,831)	—	—	—

Net periodic benefit cost (income)	$(17,607)	$20,170	$19,192	$40,246	$22,805	$19,413

	Pension		Postretirement Benefits

In thousands	2000	1999	2000	1999

Change in benefit obligation as of September 30:

Benefit obligation at beginning of period	$1,071,707	$1,122,055	$348,468	$255,890

Service cost	43,981	50,105	10,628	5,954

Interest cost	73,060	72,125	25,254	17,446

Plan participant contributions	2,284	2,081	4,044	4,621

Amendments	(25,178)	(45,861)	31,683	63,076

Actuarial (gain) loss	16,473	(95,824)	(6,372)	18,469

Acquisitions and divestitures	8,101	42,341	—	9,284

Benefits paid	(72,993)	(68,571)	(29,670)	(26,272)

Liabilities from other plans	5,767	2,178	—	—

Foreign currency translation	(29,177)	(8,922)	—	—

Benefit obligation at end of period	$1,094,025	$1,071,707	$384,035	$348,468

Change in plan assets as of September 30:

Fair value of plan assets at beginning of period	$1,292,115	$1,078,130	$—	$—

Actual return on plan assets	272,920	208,677	—	—

Acquisitions and divestitures	6,266	48,447	—	—

Company contributions	25,749	24,417	25,626	21,651

Plan participant contributions	2,284	2,081	4,044	4,621

Benefits paid	(72,993)	(68,571)	(29,670)	(26,272)

Assets from other plans	6,757	3,541	—	—

Foreign currency translation	(24,270)	(4,607)	—	—

Fair value of plan assets at end of period	$1,508,828	$1,292,115	$—	$—

Net prepaid (accrued) benefit cost as of September 30:

Funded status	$414,803	$220,408	$(384,035)	$(348,468)

Unrecognized net actuarial (gain)	(307,451)	(179,338)	(11,095)	(4,922)

Unrecognized prior service (benefit) cost	(49,167)	(25,721)	85,178	58,058

Unrecognized net transition amount	(3,376)	(9,922)	—	—

Net prepaid (accrued) benefit cost	$54,809	$5,427	$(309,952)	$(295,332)

Plans with accumulated benefit obligation in excess of plan assets as of September 30:

Projected benefit obligation	$81,849	$87,359

Accumulated benefit obligation	$76,980	$83,679

Fair value of plan assets	$2,196	$5,044

	Pension			Postretirement Benefits

	2000	1999	1998	2000	1999	1998

Weighted average assumptions:

Discount rate	7.19%	7.19%	6.60%	7.50%	7.50%	6.75%

Expected return on plan assets	10.55%	9.68%	9.92%	—	—	—

Rate of compensation increases	4.05%	4.24%	4.33%	—	—	—

Current health care cost trend rate	—	—	—	5.00%	5.43%	5.82%

Ultimate health care cost trend rate	—	—	—	5.00%	5.00%	5.22%

In both 2000 and 1999, the Company amended the primary pension plan to change the benefit formula.

In 1999, the Company amended the primary postretirement health care plan to provide benefits to substantially all domestic employees.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	4.79%	(2.65%)

Effect on postretirement benefit obligation	2.61%	(2.13%)

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company’s contributions to these plans were $28,050,000 in 2000, $29,900,000 in 1999 and $29,200,000 in 1998.

Short-Term Debt as of December 31, 2000 and 1999 consisted of the following:

In thousands	2000	1999

Bank overdrafts	$79,679	$60,785

Commercial paper	196,271	120,626

Australian facilities	67,988	29,451

Current maturities of long-term debt	55,285	264,302

Other borrowings by foreign subsidiaries	26,566	78,491

	$425,789	$553,655

The Company had two Australian short-term credit facilities with combined maximum available borrowings of Australian $135,000,000 as of December 31, 2000. The facilities had a weighted average interest rate of 6.5% at December 31, 2000 and 5.3% at December 31, 1999.

      The weighted average interest rate on other foreign borrowings was 5.1% at December 31, 2000 and 4.2% at December 31, 1999.

      In 1999, the Company entered into a $400,000,000 Line of Credit Agreement. In 2000, the Company extended the termination date of the Line of Credit from June 28, 2000 to June 22, 2001. No amounts were outstanding under this facility at December 31, 2000.

      On November 10, 2000, the Company entered into a $300,000,000 Line of Credit Agreement with a maturity date of June 22, 2001. No amounts were outstanding under this facility at December 31, 2000.

Accrued Expenses as of December 31, 2000 and 1999 consisted of accruals for:

In thousands	2000	1999

Compensation and employee benefits	$279,207	$291,419

Warranties and accrued maintenance service agreements	88,869	94,278

Taxes other than income	50,393	39,349

Deferred investment income	42,211	42,211

Other	365,427	438,958

	$826,107	$906,215

Long-Term Debt at December 31, 2000 and 1999 consisted of the following:

In thousands	2000	1999

5.875% notes due March 1, 2000	$—	$125,000

10.5% notes due September 15, 2000	—	100,000

6.875% notes due November 15, 2008	150,000	150,000

5.75% notes due March 1, 2009	500,000	500,000

6.59% nonrecourse note due semiannually through December 31, 2005	185,500	201,500

7.00% nonrecourse note due semiannually through November 30, 2006	244,884	254,203

6.44% nonrecourse note due semiannually from August 31, 2002 through February 29, 2008	217,440	217,440

Commercial paper	250,000	—

Other, including capitalized lease obligations	56,499	76,905

	1,604,323	1,625,048

Current maturities	(55,285)	(264,302)

	$1,549,038	$1,360,746

      In 1990, the Company issued redeemable $100,000,000 of 10.5% notes due September 15, 2000, at 99.304% of face value. The effective interest rate of the notes was 10.6%. The Company repaid the notes on September 15, 2000. The quoted market price of the notes exceeded the carrying value by approximately $2,328,000 at December 31, 1999.

      In 1993, the Company issued $125,000,000 of 5.875% notes due March 1, 2000, at 99.744% of face value. The effective interest rate of the notes was 5.9%. The Company repaid the notes on March 1, 2000. The quoted market price of the notes was below the carrying value by approximately $20,000 at December 31, 1999.

      In 1998, the Company issued $150,000,000 of 6.875% notes due November 15, 2008, at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes was below the carrying value by approximately $2,813,000 at December 31, 2000 and $14,039,000 at December 31, 1999.

      In 1999, the Company issued redeemable $500,000,000 of 5.75% notes due March 1, 2009, at 99.281% of face value. The effective rate of the notes is 5.8%. The quoted market price of the notes was below the carrying value by approximately $20,781,000 at December 31, 2000 and $52,109,000 at December 31, 1999.

      The Company issued a $256,000,000, 6.28% nonrecourse note at face value in December 1995, a $266,265,000, 7.0% nonrecourse note at face value in December 1996 and a $217,440,000, 6.44% nonrecourse note at face value in December 1997. In 1997, the Company refinanced the 6.28% nonrecourse note with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and net swap receivables, which are included in investments. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $21,619,000 at December 31, 2000, and $23,591,000 at December 31, 1999.

      In 1992, the Company entered into a $300,000,000 revolving credit facility (RCF). In 1994, the Company canceled $150,000,000 of the RCF. In 1996, the Company amended the RCF to increase the maximum available borrowings to $250,000,000 and extended the commitment termination date to May 30, 2001. In September 1998, the Company amended the RCF to increase the maximum available borrowings to $350,000,000 and extend the termination date to September 30, 2003. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at any time at the Company’s option. There were no amounts outstanding under this facility as of December 31, 2000 or 1999. The amended RCF contains financial covenants establishing a maximum total debt to total capitalization percentage and a minimum consolidated tangible net worth. The Company was in compliance with these covenants at December 31, 2000.

      Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 6.4% at December 31, 2000 and 5.0% at December 31, 1999. In 2000, the commercial paper balance expected to remain outstanding beyond one year has been classified as long-term, reflecting the Company’s intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance has been classified as short-term.

      Other debt outstanding at December 31, 2000, bears interest at rates ranging from 2.4% to 10.1%, with maturities through the year 2018.

      Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands

2002	$44,956

2003	295,518

2004	46,022

2005	187,622

2006 and future years	974,920

$1,549,038

Other Noncurrent Liabilities at December 31, 2000 and 1999 consisted of the following:

In thousands	2000	1999

Deferred investment income	$186,515	$228,724

Postretirement benefit obligation	307,732	283,231

Preferred stock of subsidiaries	60,000	60,000

Other	281,574	266,774

	$835,821	$838,729

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue its preferred stock.

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2000, 1999 and 1998 are shown below.

			Additional	Common Stock
	Common Stock		Paid-in-Capital	Held in Treasury

In thousands except shares	Shares	Amount	Amount	Shares	Amount

Balance, December 31, 1997	305,627,908	$3,056	$704,431	(6,087,119)	$(237,931)

During 1998 —

Shares surrendered on exercise of stock options	(28,334)	—	(1,679)	(3,163)	(176)

Tax benefits related to stock options exercised	—	—	19,064	—	—

Repurchase of treasury stock	—	—	—	(1,167,704)	(45,267)

Shares issued for stock incentive and restricted stock grants	551,399	6	9,006	1,199,078	44,872

Balance, December 31, 1998	306,150,973	3,062	730,822	(6,058,908)	(238,502)

During 1999 —

Shares surrendered on exercise of stock options	(54,437)	(1)	(3,703)	(72,633)	(3,449)

Tax benefits related to stock options exercised	—	—	22,497	—	—

Repurchase of treasury stock	—	—	—	(1,058,611)	(44,995)

Shares issued for stock incentive and restricted stock grants	713,019	7	13,180	957,503	40,118

Cash paid for Premark’s fractional shares	(8,226)	—	(601)	—	—

Cancellation of Premark’s treasury shares	(5,972,113)	(60)	(244,985)	5,972,113	245,045

Balance, December 31, 1999	300,829,216	3,008	517,210	(260,536)	(1,783)

During 2000 —

Shares surrendered on exercise of stock options	(47,015)	—	(2,753)	(2,354)	(138)

Tax benefits related to stock options exercised	—	—	29,391	—	—

Shares issued for acquisitions	213,897	2	12,363	—	—

Shares issued for stock incentive and restricted stock grants	1,712,996	17	28,146	2,354	138

Balance, December 31, 2000	302,709,094	$3,027	$584,357	(260,536)	$(1,783)

Authorized, December 31, 2000	350,000,000

Cash Dividends declared were $.76 per share in 2000, $.65 per share in 1999 and $.53 per share in 1998. Cash dividends paid were $.74 per share in 2000, $.61 per share in 1999 and $.50 per share in 1998.

Comprehensive Income —During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which established standards for reporting and displaying comprehensive income and its components in a separate financial statement. Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s only component of other comprehensive income is foreign currency translation adjustments.

Stock Options have been issued to officers and other employees under ITW’s 1996 Stock Incentive Plan and Premark’s 1994 Incentive Plan. At December 31, 2000, 24,403,352 shares were reserved for issuance under these plans. Option prices are 100% of the common stock fair market value on the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS 123 was as follows:

In thousands except per share data	2000	1999	1998

Net Income:

As reported	$957,980	$841,112	$809,747

Pro forma	941,239	807,301	797,152

Net income per basic share:

As reported	$3.18	$2.80	$2.70

Pro forma	3.12	2.69	2.66

Net income per diluted share:

As reported	$3.15	$2.76	$2.66

Pro forma	3.09	2.65	2.62

      The estimated fair value of each option granted by ITW and Premark is calculated using the Black-Scholes option pricing model. The following summarizes the assumptions used in the model:

	ITW			PREMARK

	2000	1999	1998	1999	1998

Risk-free interest rate	5.4%	6.5%	4.8%	5.8%	5.1%

Expected stock volatility	28.4%	27.1%	24.5%	28.7%	27.0%

Dividend yield	1.04%	1.11%	1.20%	1.20%	1.30%

Expected years until exercise	5.7	5.5	5.5	5.1	5.1

      Stock option activity during 2000, 1999 and 1998, including the retroactive effect of converting Premark’s options into ITW options, is summarized as follows:

	2000		1999		1998

	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price	of Shares	Exercise Price

Under option at beginning of year	11,950,643	$34.41	11,849,368	$27.74	11,562,274	$21.85

Granted	3,248,479	55.88	1,864,925	60.30	1,990,834	49.36

Exercised	(1,711,453)	15.90	(1,667,509)	15.56	(1,651,251)	12.23

Canceled or expired	(163,466)	34.81	(96,141)	42.83	(52,489)	36.78

Under option at end of year	13,324,203	42.01	11,950,643	34.41	11,849,368	27.74

Exercisable at year-end	8,228,561		9,100,013		6,599,519

Available for grant at year-end	11,079,149		14,114,802		15,687,710

Weighted average fair value of options granted during the year		$19.03		$20.69		$14.39

      The following table summarizes information on stock options outstanding as of December 31, 2000:

Options Outstanding

		Weighted Average
Range of	Number Outstanding	Remaining	Weighted Average
Exercise Prices	2000	Contractual Life	Exercise Price

$ 2.13-16.25	1,676,635	2.86 years	$12.93

16.42-31.43	2,931,925	4.52 years	23.71

33.38-46.59	1,986,424	7.14 years	39.46

51.06-65.50	6,729,219	8.96 years	57.99

	13,324,203	6.95 years	42.01

[Additional columns below]

[Continued from above table, first column(s) repeated]

Options Outstanding	Options Exercisable

Range of	Number Exercisable	Weighted Average
Exercise Prices	2000	Exercise Price

$ 2.13-16.25	1,676,635	$12.93

16.42-31.43	2,931,925	23.71

33.38-46.59	1,906,424	39.71

51.06-65.50	1,713,577	58.01

	8,228,561	32.36

Segment Information —In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). SFAS 131 requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

      The Company has approximately 600 operations in 43 countries which are aggregated and organized for internal reporting purposes into the following six segments:

       Engineered Products —North America: Businesses that are located in North America and that manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products, and resealable packaging.

       Engineered Products —International: Businesses that are located outside North America and that manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products, and electronic component packaging.

      Specialty Systems —North America: Businesses that are located in North America and that produce longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing.

       Specialty Systems —International: Businesses that are located outside North America and that manufacture longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing.

       Consumer Products: Businesses that are located primarily in North America and that manufacture specialty exercise equipment, small electrical appliances, cookware and ceramic tile.

       Leasing & Investments: Businesses that make opportunistic investments in mortgage-related assets, leveraged and direct financing leases of equipment, properties and property developments and affordable housing.

Segment information for 2000, 1999 and 1998 was as follows:

In thousands	2000	1999	1998

Operating Revenues:

Engineered Products — North America	$3,184,033	$2,964,782	$2,562,324

Engineered Products — International	1,516,202	1,321,658	1,036,342

Specialty Systems — North America	3,337,387	3,161,435	2,904,662

Specialty Systems — International	1,729,559	1,599,988	1,581,857

Consumer Products	483,036	501,224	488,634

Leasing & Investments	154,277	157,385	149,748

Intersegment revenues	(420,917)	(373,287)	(336,596)

	$9,983,577	$9,333,185	$8,386,971

Operating Income:

Engineered Products — North America	$610,321	$561,742	$477,547

Engineered Products — International	153,792	132,808	127,260

Specialty Systems — North America	559,738	537,555	468,352

Specialty Systems — International	169,705	154,022	155,110

Consumer Products	(14,016)	15,326	12,925

Leasing & Investments	83,897	84,931	67,552

Premark merger-related costs	—	(81,020)	—

	$1,563,437	$1,405,364	$1,308,746

Depreciation and Amortization:

Engineered Products — North America	$117,973	$103,373	$92,164

Engineered Products — International	99,148	66,405	47,407

Specialty Systems — North America	105,903	99,350	85,537

Specialty Systems — International	67,258	51,296	48,648

Consumer Products	22,078	21,793	21,708

Leasing & Investments	1,010	1,067	1,103

	$413,370	$343,284	$296,567

Plant & Equipment Additions:

Engineered Products — North America	$110,386	$126,926	$132,760

Engineered Products — International	68,808	63,774	44,923

Specialty Systems — North America	75,389	84,774	77,773

Specialty Systems — International	51,240	41,880	46,291

Consumer Products	8,090	18,534	14,371

Leasing & Investments	—	30	—

	$313,913	$335,918	$316,118

Identifiable Assets:

Engineered Products — North America	$1,791,820	$1,707,587	$1,461,483

Engineered Products — International	1,457,620	1,447,076	983,371

Specialty Systems — North America	2,338,956	1,997,290	1,793,334

Specialty Systems — International	1,522,339	1,334,996	1,340,921

Consumer Products	331,874	372,484	378,505

Leasing & Investments	1,408,984	1,449,649	1,531,804

Corporate	751,863	751,177	723,070

	$9,603,456	$9,060,259	$8,212,488

      Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Enterprise-wide information for 2000, 1999 and 1998 was as follows:

In thousands	2000	1999	1998

Operating Revenues by Product Line:

Engineered Products — North America —

Fasteners & Components	$2,526,342	$2,343,140	$2,070,502

Specialty Products	657,691	621,642	491,822

	$3,184,033	$2,964,782	$2,562,324

Engineered Products — International —

Fasteners & Components	$1,324,489	$1,178,569	$963,953

Specialty Products	191,713	143,089	72,389

	$1,516,202	$1,321,658	$1,036,342

Specialty Systems — North America —

Equipment & Consumables	$1,757,099	$1,677,814	$1,637,756

Specialty Equipment	1,580,288	1,483,621	1,266,906

	$3,337,387	$3,161,435	$2,904,662

Specialty Systems — International —

Equipment & Consumables	$1,051,167	$899,986	$892,537

Specialty Equipment	678,392	700,002	689,320

	$1,729,559	$1,599,988	$1,581,857

Consumer Products	$483,036	$501,224	$488,634

Operating Revenues by Geographic Region:

United States	$6,497,622	$6,195,574	$5,608,719

Europe	2,411,534	2,275,311	2,052,953

Asia	371,553	295,788	217,440

Other	702,868	566,512	507,859

	$9,983,577	$9,333,185	$8,386,971

      Total noncurrent assets excluding deferred tax assets and financial instruments were $5,129,000,000 and $4,724,000,000 at December 31, 2000 and 1999, respectively. Of these amounts, approximately 63% was attributed to U.S. operations for both years. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)
	Three Months Ended

	March 31		June 30		September 30		December 31

In thousands except per share amounts
	2000	1999	2000	1999	2000	1999	2000	1999

Operating revenues	$2,404,960	$2,156,657	$2,577,446	$2,363,450	$2,472,342	$2,325,749	$2,528,829	$2,487,329
Cost of revenues	1,571,930	1,411,567	1,652,275	1,518,449	1,597,669	1,511,405	1,663,355	1,601,127
Operating income	358,303	304,497	446,503	394,093	434,263	382,086	324,368	324,688
Net income	219,129	188,432	273,272	239,716	264,085	232,922	201,494	180,042
Net income per share:
Basic	.73	.63	.91	.80	.87	.78	.67	.60
Diluted	.72	.62	.90	.79	.87	.76	.66	.59

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2000 and 1999 were as shown below:

	Market Price Per Share

	High	Low	Dividends Declared Per Share

2000
Fourth quarter	$61.75	$49.50	$.200
Third quarter	59.94	51.00	.200
Second quarter	65.38	54.19	.180
First quarter	69.00	51.06	.180

1999
Fourth quarter	$80.25	$61.44	$.180
Third quarter	81.81	69.25	.173
Second quarter	82.00	59.81	.148
First quarter	72.63	58.13	.146

The approximate number of holders of record of common stock as of February 6, 2001 was 17,961. This number does not include beneficial owners of the Company’s securities held in the name of nominees.

Eleven-Year Financial Summary

Dollars and shares in thousands except per share amounts	2000		1999	1998	1997	1996	1995

Income:
Operating revenues		$9,983,577	9,333,185	8,386,971	7,627,263	7,264,281	6,391,480
Cost of revenues		$6,485,229	6,042,548	5,485,533	5,010,571	4,823,840	4,239,196
Selling, administrative and research and development expenses		$1,813,455	1,730,031	1,542,684	1,469,973	1,438,223	1,328,523
Amortization of goodwill and other intangible assets		$121,456	74,222	50,008	41,431	36,512	31,849
Premark merger-related costs		$—	81,020	—	—	—	—
Operating income		$1,563,437	1,405,364	1,308,746	1,105,288	965,706	791,912
Interest expense		$(72,377)	(67,510)	(29,216)	(31,498)	(44,134)	(56,591)
Other income (expense)		$(12,880)	14,858	1,017	26,650	(36,837)	10,118
Income from continuing operations before income taxes		$1,478,180	1,352,712	1,280,547	1,100,440	884,735	745,439
Income taxes		$520,200	511,600	470,800	408,851	340,813	278,077
Income from continuing operations		$957,980	841,112	809,747	691,589	543,922	467,362
Income (loss) from discontinued operations (net of tax)		$—	—	—	—	62,200	158,700
Cumulative effect of changes in accounting principles (net of tax)		$—	—	—	—	—	—
Net income		$957,980	841,112	809,747	691,589	606,122	626,062
Net income per common share—assuming dilution (a):
Income from continuing operations		$3.15	2.76	2.66	2.27	1.80	1.62
Income (loss) from discontinued operations		$—	—	—	—	.21	.55
Cumulative effect of changes in accounting principles		$—	—	—	—	—	—
Net income		$3.15	2.76	2.66	2.27	2.01	2.17

Financial Position:
Net working capital		$1,511,451	1,227,570	1,176,163	1,232,862	1,076,167	958,158
Net plant and equipment		$1,722,524	1,633,931	1,492,270	1,266,689	1,178,173	1,078,860
Total assets		$9,603,456	9,060,259	8,212,488	7,171,407	6,484,251	5,576,352
Long-term debt		$1,549,038	1,360,746	1,208,046	966,628	934,847	737,257
Total debt		$1,974,827	1,914,401	1,636,065	1,279,606	1,328,772	1,046,445
Stockholders’ equity		$5,400,987	4,815,423	4,243,372	3,615,221	3,171,924	2,832,175

Other Data:
Operating income margin	%	15.7	15.1	15.6	14.5	13.3	12.4
Return on operating revenues	%	9.6	9.0	9.7	9.1	7.5	7.3
Return on average stockholders’ equity	%	18.8	18.6	20.6	20.4	18.1	17.8
Cash dividends paid		$223,009	183,587	150,934	128,396	142,281	129,783
Per share—paid		$.74	.61	.50	.43	.48	.45
—declared		$.76	.65	.53	.45	.45	.48
Book value per share		$17.86	16.02	14.14	12.07	10.63	9.91
Common stock market price at year-end		$59.56	67.56	58.00	60.13	39.94	29.50
Total debt to total capitalization	%	26.8	28.4	27.8	26.1	29.5	27.0
Total debt to total capitalization (excluding Leasing & Investments segment)%		18.6	17.8	14.3	6.8	15.3	18.2
Shares outstanding at December 31		302,449	300,569	300,092	299,541	298,461	285,844
Weighted average shares outstanding		301,573	300,158	299,912	299,663	297,706	285,604
Plant and equipment additions		$313,913	335,918	316,118	260,102	252,757	235,876
Depreciation		$291,914	269,062	246,559	216,680	214,785	195,525
Research and development expenses		$114,484	114,605	101,578	97,821	94,800	90,800
Employees at December 31		55,300	52,800	48,500	42,900	40,700	38,600

(a)	Includes Premark charges of $.18 in 2000 and $.23 in 1999.

Eleven-Year Financial Summary (continued)

Dollars and shares in thousands except per share amounts	1994		1993	1992	1991	1990

Income:
Operating revenues		$5,579,655	5,026,774	4,645,288	4,379,078	4,246,417
Cost of revenues		$3,747,254	3,421,482	3,119,548	2,941,484	2,843,847
Selling, administrative and research and development expenses		$1,189,895	1,114,142	1,070,051	1,021,332	980,224
Amortization of goodwill and other intangible assets		$32,859	30,714	31,219	33,947	28,328
Premark merger-related costs		$—	—	—	—	—
Operating income		$609,647	460,436	424,470	382,315	394,018
Interest expense		$(47,012)	(50,393)	(61,514)	(72,871)	(66,596)
Other income (expense)		$205	2,774	11,542	29,016	15,703
Income from continuing operations before income taxes		$562,840	412,817	374,498	338,460	343,125
Income taxes		$213,247	154,253	140,783	123,429	144,864
Income from continuing operations		$349,593	258,564	233,715	215,031	198,261
Income (loss) from discontinued operations (net of tax)		$154,700	122,000	(40,000)	64,200	32,600
Cumulative effect of changes in accounting principles (net of tax)		$—	—	(172,524)	—	—
Net income		$504,293	380,564	21,191	279,231	230,861
Net income per common share—assuming dilution (a):
Income from continuing operations		$1.25	.92	.84	.79	.73
Income (loss) from discontinued operations		$.55	.43	(.14)	.23	.12
Cumulative effect of changes in accounting principles		$—	—	(.62)	—	—
Net income		$1.80	1.35	.08	1.02	.85

Financial Position:
Net working capital		$915,600	848,706	754,318	613,641	868,255
Net plant and equipment		$1,007,591	948,121	902,292	914,633	894,131
Total assets		$4,086,146	3,705,047	3,543,073	3,538,665	3,429,311
Long-term debt		$394,887	497,941	372,879	429,282	752,832
Total debt		$487,189	608,414	461,440	713,789	851,552
Stockholders’ equity		$2,412,105	1,967,793	1,945,659	2,035,677	1,840,546

Other Data:
Operating income margin	%	10.9	9.2	9.1	8.7	9.3
Return on operating revenues	%	6.3	5.1	5.0	4.9	4.7
Return on average stockholders’ equity	%	16.0	13.2	11.7	11.1	11.3
Cash dividends paid		$104,462	88,975	79,290	70,008	62,861
Per share—paid		$.38	.32	.29	.26	.23
—declared		$.40	.33	.30	.27	.24
Book value per share		$8.63	7.08	7.06	7.45	6.85
Common stock market price at year-end		$21.88	19.50	16.31	15.94	12.07
Total debt to total capitalization	%	16.8	23.6	19.2	26.0	31.6
Total debt to total capitalization (excluding Leasing & Investments segment)%		16.8	23.6	19.2	26.0	31.6
Shares outstanding at December 31		279,557	277,860	275,425	273,139	268,839
Weighted average shares outstanding		278,202	277,428	274,653	272,261	268,466
Plant and equipment additions		$200,555	180,431	172,013	152,736	179,783
Depreciation		$177,787	172,248	162,709	153,855	138,404
Research and development expenses		$83,800	78,400	73,800	66,800	67,800
Employees at December 31		36,100	34,900	34,000	34,500	35,200

(a)	Includes Premark charges of $.18 in 2000 and $.23 in 1999.