Form 10-K405, Exhibit 13
period 2000-12-31
ILLINOIS TOOL WORKS INC
filed 2001-03-21
CIK 49826

                                                                   EXHIBIT 13(b)

                         REPORT OF INDEPENDENT AUDITORS


Shareholder and Board of Directors
Premark International, Inc.

We have audited the consolidated balance sheets of Premark International, Inc. and subsidiaries (a wholly owned subsidiary of Illinois Tool Works Inc. as of November 23, 1999)(Premark) as of December 25, 1999 and and the related consolidated statements of income, cash flows, and changes in shareholder's equity for each of the two years in the period ended December 25, 1999 (not presented separately herein). These financial statements are the responsibility of the Premark's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Premark International, Inc. and subsidiaries at December 25, 1999 and and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States.







ERNST & YOUNG LLP

Chicago, Illinois
January 24, 2000