Form 10-K405, Exhibit 13
period 2001-12-31
ILLINOIS TOOL WORKS INC
filed 2002-03-22
CIK 49826

›     MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 600 operations in 43 countries which are aggregated and organized for internal reporting purposes into the following five continuing segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; Specialty Systems—International; and Leasing and Investments. These segments are described below.

     In November 1999, a wholly owned subsidiary of ITW merged with Premark International, Inc. (“Premark”), a commercial manufacturer of food equipment and laminate products. The merger was accounted for under the pooling-of-interests accounting method. Accordingly, ITW’s historical financial statements for periods prior to the merger have been restated to include the results of operations, financial position and cash flows of Premark, as though the companies had been combined during such periods.

     In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. These businesses became part of ITW in 1999 with the Premark merger. The consolidated financial statements for all periods have been restated to present these businesses as discontinued operations. See the Discontinued Operations section for further information.

Engineered Products—North America

Businesses in this segment are located in North America and manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products and resealable packaging. In 2001, this segment primarily served the construction (47%), automotive (29%) and general industrial (8%) markets.

Dollars in thousands	2001	2000	1999

Operating revenues	$2,974,104	$3,184,033	$2,964,782
Operating income	478,314	610,321	561,742
Margin %	16.1%	19.2%	18.9%

Operating revenues declined 7% in 2001 versus 2000 mainly due to lower demand in the construction, automotive, electronics and consumer durable end markets. The base business revenue decline of 10% was partially offset by revenue increases from acquisitions of 3%. Operating income declined 22% due to lower revenues and higher nonrecurring costs in 2001. Margins declined 310 basis points in 2001 as a result of lower sales and higher nonrecurring costs.

     Operating revenues increased 7% in 2000 versus 1999. The base business revenue growth was 4%, with the biggest contributors being the construction (including the Wilsonart laminate operation), automotive and industrial plastics businesses. Acquisitions also contributed 3% to the 2000 revenue increase. Operating income increased 9% and margins improved 30 basis points, mainly due to revenue increases and operating efficiencies at the base businesses, primarily the construction, automotive and industrial plastics operations.

Engineered Products—International

Businesses in this segment are located outside North America and manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products and electronic component packaging. In 2001, this segment primarily served the construction (36%), automotive (32%) and general industrial (16%) markets.

Dollars in thousands	2001	2000	1999

Operating revenues	$1,471,559	$1,466,982	$1,321,658
Operating income	160,714	151,706	132,808
Margin %	10.9%	10.3%	10.0%

Operating revenues were flat in 2001 versus 2000, as revenue growth from acquisitions of 7% was offset by negative foreign currency translation of 6%. Base business revenues declined by 1% as higher sales for the construction and automotive businesses were offset by lower revenues for the electronic component packaging and industrial plastics businesses. Operating income increased 6% in 2001 primarily due to 2000 asset writedowns related to a laminate business in Europe, partially offset by a decline in the electronic component packaging and industrial plastics businesses and the effect of currency translation, which reduced operating income by 6%. Margins increased 60 basis points in 2001 mainly as a result of the 2000 asset writedowns.

     In 2000, operating revenues increased 11% versus the prior year mainly due to acquisitions, which increased revenues 23%, partially offset by reduced revenues of 13% due to currency translation. The base business revenue growth was 1% in 2000. Operating income increased 14% in 2000, primarily due to the revenue growth and cost reductions in the base businesses, partially offset by the 2000 asset writedowns. Margins increased 30 basis points in 2000 due to cost reductions, partially offset by the fourth quarter asset writedowns and the lower margins of acquired businesses. The changes in foreign currency rates in 2000 versus 1999 reduced operating income by 16%.

Specialty Systems—North America

Businesses in this segment are located in North America and produce longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing. In 2001, this segment primarily served the food retail and service (31%), general industrial (22%), construction (10%), and food and beverage (8%) markets.

Dollars in thousands	2001	2000	1999

Operating revenues	$3,381,950	$3,337,387	$3,161,435
Operating income	424,132	559,738	537,555
Margin %	12.5%	16.8%	17.0%

In 2001, operating revenues grew 1% versus 2000 due primarily to acquisitions, which increased revenues by 11%. Base business revenues decreased 9% as continued slow demand in most end markets negatively impacted the industrial packaging, food equipment, welding and finishing businesses. Operating income declined 24% and margins fell 430 basis points in 2001 due to revenue declines, higher nonrecurring costs and the impact of lower margins of acquired businesses.

     In 2000, operating revenues increased 6% versus 1999 primarily due to acquisitions, which contributed 4% to the revenue increase. Base business revenue grew 2% as a result of contributions from the food equipment, industrial packaging and welding businesses. Operating income increased 4% in 2000 due to the higher revenues, partially offset by higher nonrecurring costs. Margins declined 20 basis points in 2000, as the improved productivity in the food equipment and welding operations was more than offset by the lower margins of acquired companies and higher nonrecurring costs.

Specialty Systems—International

Businesses in this segment are located outside North America and manufacture longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing. In 2001, this segment primarily served the general industrial (27%), food retail and service (22%), and food and beverage (13%) markets.

Dollars in thousands	2001	2000	1999

Operating revenues	$1,668,895	$1,741,629	$1,599,988
Operating income	163,545	171,790	154,022
Margin %	9.8%	9.9%	9.6%

In 2001, operating revenues decreased 4% due mainly to the effect of currency fluctuations, which reduced revenues by 6%. The acquisition-related revenue growth of 6% was partially offset by revenue decreases of 1% due to divestitures. Base business revenue declined 3% primarily related to the industrial packaging and food equipment operations. Operating income decreased 5% and margins declined 10 basis points due to lower demand in the industrial packaging and food equipment markets and the lower margins of acquired companies, partially offset by lower 2001 nonrecurring costs. Currency fluctuations reduced operating income by 7%.

     Operating revenues increased 9% in 2000 primarily due to acquisitions, which grew revenues 17%, partially offset by decreased revenues of 9% due to currency translation. Base business revenue growth was 2% in 2000. Operating income increased 12% due to the revenue increase and operating efficiencies in the industrial packaging and food equipment businesses, partially offset by nonrecurring costs in the fourth quarter of 2000 related to the European food equipment businesses. Margins improved 30 basis points due to the productivity improvements in the base businesses, partially offset by higher nonrecurring costs. Foreign currency fluctuations in 2000 versus 1999 decreased operating income by 12%.

Leasing and Investments

This segment makes opportunistic investments in mortgage-related assets, leveraged and direct financing leases of aircraft and other equipment, properties and property developments, affordable housing and a venture capital fund.

In thousands	2001	2000	1999

Operating revenues	$149,691	$154,278	$157,385
Operating income	79,398	83,898	84,931

Operating revenues and income declined in 2001 versus 2000 due to higher gains on the sales of mortgage-related assets in 2000 and start-up losses related to a new venture capital limited partnership investment.

     In 2000, both revenues and operating income decreased slightly due to gains on the 1999 sales of affordable housing investments, partially offset by higher 2000 gains on the sales of mortgage-related assets.

     The net assets attributed to the Leasing and Investments segment at December 31, 2001 and 2000 are summarized as follows:

In thousands	2001	2000

Assets:
Investments	$1,278,285	$1,170,392
Deferred tax assets	165,576	237,323
Other assets	375	1,269

	1,444,236	1,408,984

Liabilities:
Debt—
Nonrecourse notes payable	600,537	647,824
Allocated general corporate debt	189,139	160,976
Deferred investment income	186,517	228,726
Affordable housing capital obligations	210,774	1,425
Preferred stock of subsidiaries	60,000	60,000
Other liabilities	31,976	28,315

	1,278,943	1,127,266

Net assets	$165,293	$281,718

In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions are located throughout the U.S. and include 10 subperforming, variable rate, balloon loans and 41 foreclosed properties at December 31, 2001. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the Company’s nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26 million a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2.1 billion at December 31, 2001. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

     The net investment in mortgage-related assets at December 31, 2001 and 2000 was as follows:

In thousands	2001	2000

Mortgage-related assets	$972,480	$1,010,251
Nonrecourse notes payable	(600,537)	(647,824)

Net investment	$371,943	$362,427

The Company expects to recover its net investment in mortgage-related assets as of December 31, 2001 through the following estimated future cash flows:

In thousands	2002	2003	2004	2005	2006	2007	Total

ITW’s annual operating cash flow	$26,467	$26,000	$26,000	$21,500	$8,000	$4,000	$111,967
ITW’s portion of disposition proceeds	—	—	—	133,341	156,093	165,947	455,381

Total estimated future cash flow	$26,467	$26,000	$26,000	$154,841	$164,093	$169,947	$567,348

The Company believes that because the swaps’ counter party is AAA-rated and significant collateral secures the annual cash flow, its risk of not recovering that portion of its net investment has been significantly reduced. The Company believes that its share of the disposition proceeds will be sufficient to recover the remainder of its net investment. However, there can be no assurances that all of the net investment will be recovered.

     In connection with the commercial mortgage and several other investment transactions, deferred investment income has been recorded for the effect of the difference between the book bases of the assets acquired and their tax bases. This deferred investment income is being amortized to income on a straight-line basis over the lives of the related transactions. The deferred investment income of $186.5 million at December 31, 2001 will be recognized in income as follows:

In thousands

2002	$42,211
2003	42,211
2004	33,315
2005	33,315
2006	22,340
2007	11,188
2008	1,937

$186,517

Operating Revenues

Total operating revenues decreased 2.3% in 2001 versus 2000 primarily as a result of a decline in sales volume in the Company’s North American base businesses. Operating revenues increased 7.6% in 2000 versus 1999. Overall, the Company believes that the majority of the changes in operating revenues is due to changes in sales volume rather than changes in sales prices.

Cost of Revenues

Cost of revenues as a percent of revenues increased to 66.6% in 2001 from 64.3% in 2000 due to decreased sales volume in the North American base businesses and lower margins at acquired businesses. Cost of revenues as a percent of revenues decreased in 2000 from 64.4% in 1999.

Selling, Administrative and R&D Expenses

Selling, administrative and research and development expenses as a percent of revenues increased to 18.2% in 2001 versus 17.9% in 2000 as a result of lower sales and higher nonrecurring costs. Selling, administrative and research and development expenses decreased in 2000 from 18.1% in 1999 because of increased revenues and reduced administrative expenses.

Premark Merger-Related Costs

In the fourth quarter of 1999, the Company incurred pretax nonrecurring transaction and compensation costs related to the Premark merger of $81.0 million (after-tax of $70.8 million or $.23 per diluted share).

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles decreased to $104.6 million in 2001 versus $118.9 in 2000. The decline is the result of lower asset writedowns in 2001 versus 2000, partially offset by higher amortization in 2001 related to more recent acquisitions. Amortization of goodwill and other intangibles increased in 2000 from $71.5 million in 1999 due to asset writedowns of $30.3 million at certain Premark businesses and increased amortization expense in 2000 related to newer acquisitions.

     In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The Company is required to adopt SFAS 142 in 2002. Under SFAS 142, the Company will no longer be required to amortize goodwill and intangible assets with indefinite lives. The estimated pro forma effect of not amortizing goodwill would have increased diluted income per share from continuing operations by $.23, $.20 and $.16 in 2001, 2000 and 1999, respectively. SFAS 142 also requires that the Company test goodwill and intangibles with indefinite lives at least annually for impairment, based on the fair value of the related reporting unit. The Company is currently in the process of determining the 2002 impairment charge as a result of adopting the new standard.

Interest Expense

Interest expense decreased to $68.1 million in 2001 versus $70.0 million in 2000 primarily due to the repayment of notes payable of $225.0 million in 2000. Interest expense increased in 2000 from $64.6 million in 1999 primarily due to higher commercial paper borrowings in 2000 and a full year of interest expense on the 5.75% notes payable, partially offset by lower interest expense on the notes which were repaid in 2000. Interest costs attributed to the Leasing and Investments segment of $51.7 million in 2001, $58.7 million in 2000 and $57.9 million in 1999 have been classified in the segment’s cost of revenues.

Other Income (Expense)

Other income (expense) was an expense of $7.2 million in 2001 versus an expense of $11.5 million in 2000. The decline is primarily due to lower minority interest expense on less-than-100%-owned subsidiaries and lower losses on currency translation, partially offset by higher losses on the sale of plant and equipment in 2001. Other income (expense) was an expense of $11.5 million in 2000 versus income of $15.5 million in 1999, primarily due to losses on the sale of plant and equipment and on the sale of operations in 2000 versus gains in 1999, and higher minority interest expense on less-than-100%-owned subsidiaries in 2000.

Income Taxes

The effective tax rate was 34.8% in 2001, 35.2% in 2000, and 37.7% in 1999. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded additional valuation allowances on the net deferred income tax assets of $636.7 million at December 31, 2001 and $649.9 million at December 31, 2000 as it expects to continue to generate significant taxable income in most tax jurisdictions in future years.

Income from Continuing Operations

Income from continuing operations in 2001 of $802.4 million ($2.62 per diluted share) was 17.2% lower than 2000 income of $969.5 million ($3.18 per diluted share). Income from continuing operations in 2000 was 16.0% higher than 1999 income of $835.9 million ($2.74 per diluted share).

     The Company is anticipating improved economic trends in 2002, with full year income from continuing operations per diluted share expected to be higher than 2001.

Foreign Currency

The strengthening of the U.S. dollar against foreign currencies resulted in decreased operating revenues of $184 million in 2001, $289 million in 2000, and $59 million in 1999, and decreased income from continuing operations by approximately 4 cents per diluted share in 2001, 7 cents per diluted share in 2000, and 1 cent per diluted share in 1999.

Discontinued Operations

In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. Businesses in this segment are located primarily in North America and manufacture household products that are used by consumers, including West Bend small electric appliances, Precor specialty exercise equipment and Florida Tile ceramic tile. The Company intends to dispose of these businesses through sale transactions in 2002, and does not expect to incur a net loss on the disposal of the segment. In 2001, these businesses primarily served the consumer durables (68%) and construction (31%) markets.

Dollars in thousands	2001	2000	1999

Operating revenues	$405,146	$471,930	$492,731
Operating income (loss)	13,767	(14,016)	15,326
Margin %	3.4%	(3.0%)	3.1%

In 2001, operating revenues decreased 14% primarily due to lower sales volume for the ceramic tile and small appliance businesses. Operating income increased significantly in 2001 as a result of nonrecurring charges in 2000. Operating margins increased due to the effect of 2000 nonrecurring costs and improved operating performance for the ceramic tile operation.

     Operating revenues declined 4% in 2000, as increased sales of fitness equipment were more than offset by lower sales in the small appliance and ceramic tile businesses. Operating income and margins were significantly lower in 2000 compared with 1999 due to lower sales and 2000 nonrecurring costs.

Net income (loss) from discontinued operations was income of $3.2 million ($.01 per diluted share) in 2001, a loss of $11.5 million ($.04 per diluted share) in 2000 and income of $5.2 million ($.02 per diluted share) in 1999.

Liquidity and Capital Resources

The Company’s primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service existing debt and to continue to pay dividends that meet its dividend payout objective of 25-30% of the last three years’ average net income. In addition, free operating cash flow is expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments.

     Summarized cash flow information for the three years ended December 31, 2001 was as follows:

In thousands	2001	2000	1999

Net cash provided by operating activities	$1,351,026	$1,115,571	$1,018,455
Net cash used for investing activities, excluding acquisitions	(105,775)	(205,689)	(104,553)

Free operating cash flow	$1,245,251	$909,882	$913,902

Acquisitions	$(556,199)	$(798,838)	$(805,664)
Cash dividends paid	(249,141)	(223,009)	(183,587)
Net proceeds (payments) of debt	(363,656)	38,272	245,835
Other	54,674	(7,965)	(47,059)

Net increase (decrease) in cash and equivalents	$130,929	$(81,658)	$123,427

Return on average invested capital for the three years ended December 31, 2001 was as follows:

Dollars in thousands	2001	2000	1999

Operating income after taxes	$851,579	$1,022,190	$865,994

Total debt	$1,580,588	$1,974,827	$1,914,401
Less: Leasing and investments debt	(789,676)	(808,800)	(911,971)
Less: Cash	(282,224)	(151,295)	(232,953)

Adjusted net debt	508,688	1,014,732	769,477
Total stockholders’ equity	6,040,738	5,400,987	4,815,423

Invested capital	$6,549,426	$6,415,719	$5,584,900

Average invested capital	$6,482,573	$6,000,310	$5,198,799

Return on average invested capital	13.1%	17.0%	16.7%

The 390 basis point decline in return on average invested capital (“ROIC”) in 2001 versus 2000 was due primarily to a 16.7% decline in operating income, mainly due to decreases in base business revenues. Also contributing to the lower 2001 ROIC was a 2.1% increase in invested capital, mainly due to acquisitions of $556.2 million. The impact of acquisitions was partially offset by lower capital expenditures and reduced working capital related to base businesses.

     In 2000, ROIC increased by 30 basis points over 1999 due to an 18.0% increase in after-tax operating income, partially offset by a 14.9% increase in invested capital, primarily due to acquisitions of $798.8 million.

     Net working capital at December 31, 2001 and 2000 is summarized as follows:

			Increase
Dollars in thousands	2001	2000	(Decrease)

Current Assets:
Cash and equivalents	$282,224	$151,295	$130,929
Trade receivables	1,450,029	1,583,389	(133,360)
Inventories	994,156	1,107,734	(113,578)
Net current assets of discontinued operations	100,181	102,040	(1,859)
Other	336,654	323,690	12,964

	3,163,244	3,268,148	(104,904)

Current Liabilities:
Short-term debt	313,447	425,789	(112,342)
Accounts payable and accrued expenses	1,104,705	1,221,105	(116,400)
Other	100,006	109,803	(9,797)

	1,518,158	1,756,697	(238,539)

Net Working Capital	$1,645,086	$1,511,451	$133,635

Current Ratio	2.08	1.86

     The decrease in trade receivables, inventories, and accounts payable and accrued expenses is the result of lower sales volume in 2001.

     Total debt at December 31, 2001 and 2000 was as follows:

			Increase
Dollars in thousands	2001	2000	(Decrease)

Short-term debt	$313,447	$425,789	$(112,342)
Long-term debt	1,267,141	1,549,038	(281,897)

Total debt	$1,580,588	$1,974,827	$(394,239)

Total debt to total capitalization	20.7%	26.8%

Total debt to total capitalization (excluding Leasing and Investments segment)	11.9%	18.6%

Debt decreased during 2001 as a result of higher free operating cash flow and fewer acquisitions.

     The Company has additional debt capacity to fund larger acquisitions. As of December 31, 2001, the Company has unused capacity of $750 million under its current U.S. debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if needed.

     The Company’s contractual cash obligations as of December 31, 2001 were as follows:

						2007 and
In thousands	2002	2003	2004	2005	2006	future years

Total debt excluding nonrecourse notes payable	$282,381	$9,704	$13,777	$6,065	$4,126	$663,998
Minimum lease payments	75,542	59,010	42,667	28,004	18,897	33,486
Affordable housing capital obligations	57,754	47,273	14,194	19,522	13,629	58,402
Maximum venture capital contribution	50,000	35,896	—	—	—	—
Preferred stock of subsidiaries	—	—	—	—	—	60,000

Total contractual cash obligations	$465,677	$151,883	$70,638	$53,591	$36,652	$815,886

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $21,000,000 at December 31, 2001. The Company had no material commitments for capital expenditures at December 31, 2001.

     The changes to stockholders’ equity during 2001 were as follows:

In thousands

Total stockholders’ equity, December 31, 2000	$5,400,987
Net income	805,659
Cash dividends declared	(255,735)
Exercise of stock options, including tax benefits	91,641
Currency translation adjustments	(3,213)
Other equity changes	1,399

Total stockholders’ equity, December 31, 2001	$6,040,738

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

     The mortgage-related assets acquired in the commercial mortgage transactions include 10 and 11 subperforming, variable rate, balloon loans at December 31, 2001 and 2000, respectively. The fair value of these commercial mortgage loans fluctuates as market interest rates change. The Company has entered into swap and other related agreements to reduce its credit and interest rate risks relative to the commercial mortgage loans and other mortgage-related assets. See the Leasing and Investments section for additional details regarding the net swap receivables.

     The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

	General Corporate Debt		Mortgage-Related Investments and Related Nonrecourse Debt

	5.75%	6.875%
	Notes Due	Notes Due	Commercial		6.59%	7.00%	6.44%
	March 1,	November 15,	Mortgage	Net Swap	Nonrecourse	Nonrecourse	Nonrecourse
In thousands	2009	2008	Loans	Receivables	Note	Note	Note

As of December 31, 2001:
Estimated cash inflow (outflow) by year of principal maturity—
2002	$—	$—	$29,834	$53,667	$(16,000)	$(13,979)	$(1,087)
2003	—	—	98	36,117	(16,000)	(23,431)	(2,174)
2004	—	—	199	19,691	(16,000)	(23,431)	(2,174)
2005	—	—	152,588	46,350	(121,500)	(23,431)	(39,139)
2006	—	—	—	88,398	—	(129,325)	(78,822)
2007 and thereafter	(500,000)	(150,000)	97,924	25,242	—	—	(94,044)
Total	(500,000)	(150,000)	280,643	269,465	(169,500)	(213,597)	(217,440)
Estimated fair value	(500,391)	(157,031)	259,422	268,955	(183,314)	(231,851)	(238,065)
Carrying value	(500,000)	(150,000)	174,285	268,955	(169,500)	(213,597)	(217,440)

As of December 31, 2000:
Total estimated cash inflow (outflow)	$(500,000)	$(150,000)	$308,629	$320,502	$(185,500)	$(244,884)	$(217,440)
Estimated fair value	(479,219)	(147,188)	289,218	316,620	(192,747)	(252,873)	(223,823)
Carrying value	(500,000)	(150,000)	199,578	316,620	(185,500)	(244,884)	(217,440)

Foreign Currency Risk

The Company operates in the United States and 42 other countries. In general, the Company’s products are primarily manufactured and sold in the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments which are subject to foreign currency risk at December 31, 2001 or 2000.

Critical Accounting Policies

The Company has three accounting policies which it believes are important to the Company’s financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

     These critical accounting policies are as follows:

Realizability of Inventories—Inventories are stated at the lower of cost or market. Each of the Company’s 600 operating units perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

Usage Classification	Criteria	Reserve %

Active	Quantity on hand is less than prior 6 months’ usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months’ usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for the majority of the U.S. operations, the Company has elected to use the last-in, first-out (“LIFO”) method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out (“FIFO”) method due to the effect of inflation.

Collectibility of Accounts Receivable—The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve for past due accounts or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment—The Company’s U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting rules.

     The Company believes that the above critical policies have resulted in past actual results approximating the estimated recorded amounts in those areas.

›     FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the adequacy of internally generated funds, the recoverability of the Company’s investment in mortgage-related assets, the meeting of dividend payout objectives, the profitable divestiture of the Consumer Products segment in 2002, Premark’s target operating margins, the availability of additional financing and the Company’s 2002 forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a further downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) further deterioration in global and domestic business and economic conditions, particularly in North America, Europe and Australia, (3) an interruption in, or reduction in, introducing new products into the Company’s product line, (4) an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (5) uncertainties arising from the aftermath of the September 11th tragedy.

›     STATEMENT OF INCOME
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands except for per share amounts	2001	2000	1999

Operating Revenues	$9,292,791	$9,511,647	$8,840,454
Cost of revenues	6,191,253	6,111,392	5,694,713
Selling, administrative, and research and development expenses	1,690,850	1,703,897	1,603,143
Amortization of goodwill and other intangible assets	104,585	118,905	71,540
Premark merger-related costs	—	—	81,020

Operating Income	1,306,103	1,577,453	1,390,038
Interest expense	(68,051)	(69,995)	(64,565)
Other income (expense)	(7,203)	(11,456)	15,467

Income from Continuing Operations Before Income Taxes	1,230,849	1,496,002	1,340,940
Income taxes	428,400	526,551	505,045

Income from Continuing Operations	802,449	969,451	835,895
Income (Loss) from Discontinued Operations	3,210	(11,471)	5,217

Net Income	$805,659	$957,980	$841,112

Income Per Share from Continuing Operations:
Basic	$2.64	$3.21	$2.78

Diluted	$2.62	$3.18	$2.74

Income (Loss) Per Share from Discontinued Operations:
Basic	$0.01	$(0.04)	$0.02

Diluted	$0.01	$(0.04)	$0.02

Net Income Per Share:
Basic	$2.65	$3.18	$2.80

Diluted	$2.63	$3.15	$2.76

›     STATEMENT OF INCOME REINVESTED IN THE BUSINESS
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2001	2000	1999

Balance, Beginning of Year	$5,214,098	$4,485,515	$3,864,024
Net income	805,659	957,980	841,112
Cash dividends declared	(255,735)	(229,397)	(193,981)
Adjustment to prior pooling-of-interests transaction	1,399	—	—
Adjustment to conform year-ends of Premark’s international subsidiaries	—	—	2,323
Treasury stock issued for incentive plans	—	—	(27,963)

Balance, End of Year	$5,765,421	$5,214,098	$4,485,515

›     STATEMENT OF COMPREHENSIVE INCOME
Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2001	2000	1999

Net Income	$805,659	$957,980	$841,112
Other comprehensive income:
Foreign currency translation adjustments	(5,109)	(203,561)	(77,696)
Income tax related to foreign currency translation adjustments	1,896	(6,624)	1,803

Comprehensive income	$802,446	$747,795	$765,219

The Notes to Financial Statements are an integral part of these statements.

›     STATEMENT OF FINANCIAL POSITION

Illinois Tool Works Inc. and Subsidiaries

	December 31

In thousands except shares	2001	2000

Assets Current Assets:
Cash and equivalents	$282,224	$151,295
Trade receivables	1,450,029	1,583,389
Inventories	994,156	1,107,734
Deferred income taxes	197,428	175,892
Prepaid expenses and other current assets	139,226	147,798
Net current assets of discontinued operations	100,181	102,040

Total current assets	3,163,244	3,268,148

Plant and Equipment:
Land	114,649	111,157
Buildings and improvements	960,232	932,710
Machinery and equipment	2,800,341	2,625,361
Equipment leased to others	123,422	118,570
Construction in progress	105,316	101,845

	4,103,960	3,889,643
Accumulated depreciation	(2,470,270)	(2,259,760)

Net plant and equipment	1,633,690	1,629,883

Investments	1,278,285	1,170,392
Goodwill and Other Intangibles	2,738,694	2,413,248
Deferred Income Taxes	439,278	474,001
Other Assets	459,429	418,461
Net Noncurrent Assets of Discontinued Operations	109,729	140,714

	$9,822,349	$9,514,847

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$313,447	$425,789
Accounts payable	367,249	438,436
Accrued expenses	737,456	782,669
Cash dividends payable	67,084	60,490
Income taxes payable	32,922	49,313

Total current liabilities	1,518,158	1,756,697

Noncurrent Liabilities:
Long-term debt	1,267,141	1,549,038
Other	996,312	808,125

Total noncurrent liabilities	2,263,453	2,357,163

Stockholders’ Equity:
Common stock: Issued—305,169,742 shares in 2001 and 302,709,094 shares in 2000	3,052	3,027
Additional paid-in-capital	675,856	584,357
Income reinvested in the business	5,765,421	5,214,098
Common stock held in treasury	(1,666)	(1,783)
Cumulative translation adjustment	(401,925)	(398,712)

Total stockholders’ equity	6,040,738	5,400,987

	$9,822,349	$9,514,847

The Notes to Financial Statements are an integral part of this statement.

›     STATEMENT OF CASH FLOWS

Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2001	2000	1999

Cash Provided by (Used for) Operating Activities:
Net income	$805,659	$957,980	$841,112
Adjustments to reconcile net income to cash provided by operating activities:
(Income) loss from discontinued operations	(3,210)	11,471	(5,217)
Depreciation and amortization	386,308	391,565	321,659
Change in deferred income taxes	38,612	(16,238)	100,770
Provision for uncollectible accounts	21,862	10,198	17,362
(Gain) loss on sale of plant and equipment	11,106	7,479	(711)
Income from investments	(139,842)	(151,692)	(153,593)
Non-cash interest on nonrecourse notes payable	42,885	44,871	46,398
(Gain) loss on sale of operations and affiliates	4,389	6,014	(828)
Other non-cash items, net	(7,479)	(7,704)	(9,678)

Cash provided by operating activities	1,160,290	1,253,944	1,157,274
Change in assets and liabilities:
(Increase) decrease in— Trade receivables	156,794	47,622	(107,292)
Inventories	158,502	(13,493)	8,638
Prepaid expenses and other assets	(18,757)	(50,975)	(35,675)
Net assets of discontinued operations	36,054	31,410	22,853
Increase (decrease) in— Accounts payable	(105,758)	(69,522)	2,683
Accrued expenses and other liabilities	(62,401)	(94,455)	650
Income taxes payable	26,288	11,209	(29,157)
Other, net	14	(169)	(1,519)

Net cash provided by operating activities	1,351,026	1,115,571	1,018,455

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(556,199)	(798,838)	(805,664)
Additions to plant and equipment	(256,562)	(305,954)	(317,069)
Purchase of investments	(101,329)	(14,651)	(38,863)
Proceeds from investments	210,669	84,102	81,064
Proceeds from sale of plant and equipment	20,000	28,595	25,653
Proceeds from sale of operations and affiliates	14,015	7,758	8,679
Sales (purchases) of short-term investments	3,844	(7,409)	132,986
Other, net	3,588	1,870	2,997

Net cash used for investing activities	(661,974)	(1,004,527)	(910,217)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(249,141)	(223,009)	(183,587)
Issuance of common stock	54,699	25,410	21,887
Net proceeds (repayments) of short-term debt	(351,743)	302,076	(214,465)
Proceeds from long-term debt	4,122	1,125	499,681
Repayments of long-term debt	(16,035)	(264,929)	(39,381)
Repurchase of treasury stock	—	—	(44,995)
Other, net	1,330	(493)	(15,567)

Net cash provided by (used for) financing activities	(556,768)	(159,820)	23,573

Effect of Exchange Rate Changes on Cash and Equivalents	(1,355)	(32,882)	(8,384)

Cash and Equivalents:
Increase (decrease) during the year	130,929	(81,658)	123,427
Beginning of year	151,295	232,953	109,526

End of year	$282,224	$151,295	$232,953

Cash Paid During the Year for Interest	$79,541	$92,062	$69,977

Cash Paid During the Year for Income Taxes	$338,864	$507,783	$414,200

Liabilities Assumed from Acquisitions	$96,963	$282,891	$278,711

See the Investments note for information regarding noncash transactions. The Notes to Financial Statements are an integral part of this statement.

›     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related statements of income, income reinvested in the business, cash flows and comprehensive income for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Premark International, Inc., as of and for the year ended December 31, 1999. Such statements are included in the consolidated financial statements of Illinois Tool Works Inc. and Subsidiaries and represent 27% of consolidated revenues from continuing operations for the year ended December 31, 1999. The financial statements of Premark International, Inc. prior to restatement for discontinued operations were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Premark International, Inc., for 1999 is based solely upon the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors for 1999 provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of the other auditors for 1999, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois
January 28, 2002

›     NOTES TO FINANCIAL STATEMENTS

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

     Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company primarily serves the construction, automotive, food retail and service, and general industrial markets.

     Significant accounting principles and policies of the Company are highlighted in italics. Certain reclassifications of prior years’ data have been made to conform to current year reporting. All prior year amounts and share data in the financial statements and notes to financial statements have been restated to reflect the anticipated divestiture of the Consumer Products segment (see Discontinued Operations note below).

     The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to investments, income taxes, accounts receivable, inventories, pensions, postretirement benefits, product liability and environmental matters.

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, tax, product liability and general liability claims. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters, its experience in contesting, litigating and settling other similar matters, and any related insurance coverage. The Company does not currently anticipate the amount of any ultimate liability with respect to these matters will materially affect the Company’s financial position or results of operations.

Consolidation and Translation—The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company’s foreign subsidiaries have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 financial statements.

     Foreign subsidiaries’ assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses page 38 are translated at average rates for the period. Translation adjustments are not included in income but are reported as a separate component of stockholders’ equity.

Premark Merger—In November 1999, a wholly owned subsidiary of ITW merged with Premark International, Inc. (“Premark”), a commercial manufacturer of food equipment and laminate products. Shareholders of Premark received .8081 shares of ITW common stock in exchange for each share of Premark common stock outstanding. A total of 49,781,665 of ITW common shares were issued to the former Premark shareholders in connection with the merger.

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

Discontinued Operations—In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. The segment is comprised of the following businesses: Precor specialty exercise equipment, West Bend appliances and premium cookware, and Florida Tile ceramic tile. The consolidated financial statements for all periods have been restated to present these businesses as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. The Company intends to dispose of these businesses through sale transactions in 2002, and does not expect to incur a loss on their disposal.

     Results of the discontinued operations for the years ended December 31, 2001, 2000 and 1999 were as follows:

In thousands	2001	2000	1999

Operating revenues	$405,146	$471,930	$492,731

Operating income	$13,767	$(14,016)	$15,326

Income (loss) before income taxes	$8,710	$(17,822)	$11,772
Income taxes	5,500	(6,351)	6,555

Net income (loss) from discontinued operations	$3,210	$(11,471)	$5,217

The Company has allocated general corporate interest expense to discontinued operations based on proportional net assets excluding debt. Interest expense allocated to discontinued operations was $1,876,000 in 2001, $2,382,000 in 2000 and $2,945,000 in 1999.

     The net assets of the discontinued operations as of December 31, 2001 and 2000 were as follows:

In thousands	2001	2000

Accounts receivable	$64,897	$71,243
Inventory	71,481	73,651
Accounts payable	(14,258)	(16,981)
Accrued liabilities	(40,686)	(43,438)
Other, net	18,747	17,565

Net current assets of discontinued operations	$100,181	$102,040

Net plant and equipment	$79,730	$92,641
Net goodwill and intangibles	68,200	70,634
Other, net	(38,201)	(22,561)

Net noncurrent assets of discontinued operations	$109,729	$140,714

Acquisitions—Summarized information related to acquisitions during 2001, 2000 and 1999 was as follows:

In thousands except number of acquisitions	2001	2000	1999

Number of acquisitions	29	45	31
Net cash paid	$556,199	$798,838	$805,664
Goodwill and other intangibles recorded	$412,180	$635,022	$501,766

The acquisitions in these years, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position.

Operating Revenues are recognized at the time of product shipment. No single customer accounted for more than 10% of consolidated revenues in 2001, 2000 or 1999. Export sales from U.S. operations to third parties were less than 10% of total operating revenues during those years.

Research and Development Expenses are recorded as expense in the year incurred. These costs were $102,288,000 in 2001, $106,118,000 in 2000 and $104,882,000 in 1999.

Rental Expense was $92,300,000 in 2001, $85,336,000 in 2000 and $82,601,000 in 1999. Future minimum lease payments for the years ended December 31 are as follows:

In thousands

2002	$75,542
2003	59,010
2004	42,667
2005	28,004
2006	18,897
2007 and future years	33,486

$257,606

Advertising Expenses are recorded as expense in the year incurred. These costs were approximately $65,875,000 in 2001, $75,799,000 in 2000 and $84,364,000 in 1999.

Other Income (Expense) consisted of the following:

In thousands	2001	2000	1999

Interest income	$16,176	$15,783	$17,374
Gain (loss) on sale of operations and affiliates	(4,389)	(6,014)	828
Gain (loss) on sale of plant and equipment	(11,106)	(7,479)	711
Loss on foreign currency translation	(5,282)	(8,065)	(5,258)
Other, net	(2,602)	(5,681)	1,812

	$(7,203)	$(11,456)	$15,467

Income Taxes—The Company utilizes the liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

In thousands	2001	2000	1999

U.S. federal income taxes:
Current	$245,733	$359,108	$311,752
Deferred	64,460	30,446	47,684

	310,193	389,554	359,436

Foreign income taxes:
Current	115,821	122,241	77,283
Deferred	(17,103)	(20,460)	11,557

	98,718	101,781	88,840

State income taxes:
Current	10,987	26,468	49,163
Deferred	8,502	8,748	7,606

	19,489	35,216	56,769

	$428,400	$526,551	$505,045

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

In thousands	2001	2000	1999

Domestic	$922,723	$1,243,474	$983,224
Foreign	308,126	252,528	357,716

	$1,230,849	$1,496,002	$1,340,940

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2001	2000	1999

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.3	2.0	2.8
Nondeductible goodwill amortization	1.5	1.2	1.1
Differences between U.S. federal statutory and foreign tax rates	(.6)	.4	—
Other, net	(2.4)	(3.4)	(1.2)

Effective tax rate	34.8%	35.2%	37.7%

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on undistributed earnings of international subsidiaries of $1,470,000,000 as of December 31, 2001, as the earnings are considered permanently invested. Upon distribution of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

     The components of deferred income tax assets and liabilities at December 31, 2001 and 2000 were as follows:

	2001		2000

In thousands	Asset	Liability	Asset	Liability

Acquisition asset basis differences	$58,400	$(25,571)	$40,661	$(22,768)
Inventory reserves, capitalized tax cost and LIFO inventory	57,115	(19,286)	41,980	(15,447)
Investments	216,625	(51,049)	261,575	(24,252)
Plant and equipment	21,722	(50,125)	13,643	(64,942)
Accrued expenses and reserves	128,611	—	107,803	—
Employee benefit accruals	203,469	—	184,877	—
Foreign tax credit carryforwards	35,438	—	75,466	—
Net operating loss carryforwards	45,978	—	55,102	—
Allowances for uncollectible accounts	13,290	—	12,752	—
Prepaid pension assets	—	(42,189)	—	(36,960)
Other	74,324	(15,278)	61,583	(18,342)

Gross deferred income tax assets (liabilities)	854,972	(203,498)	855,442	(182,711)
Valuation allowances	(14,768)	—	(22,838)	—

Total deferred income tax assets (liabilities)	$840,204	$(203,498)	$832,604	$(182,711)

The valuation allowances recorded at December 31, 2001 and 2000 relate primarily to net operating loss carryforwards. No additional valuations allowances have been recorded on the net deferred income tax assets of $636,706,000 and $649,893,000 at December 31, 2001 and 2000, respectively, as the Company expects to continue to generate significant taxable income in most tax jurisdictions in future years.

     At December 31, 2001, the Company had foreign tax credit and net operating loss carryforwards available to offset future taxable income in the U.S. and certain foreign jurisdictions, which expire as follows:

	Foreign Tax Credit	Gross Net Operating
In thousands	Carryforwards	Loss Carryforwards

2002	$—	$2,166
2003	1,616	1,176
2004	8,392	2,081
2005	25,430	7,281
2006	—	31,581
2007	—	1,464
2008	—	2,267
2009	—	538
2010	—	1,493
2011	—	847
2012	—	2,360
2013	—	2,123
2014	—	2,987
2015	—	3,983
2016	—	4,919
Do not expire	—	79,969

	$35,438	$147,235

Income from Continuing Operations Per Share is computed by dividing income from continuing operations by the weighted average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted average number of shares assuming dilution. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period. The computation of net income per share was as follows:

In thousands except per share data	2001	2000	1999

Income from continuing operations	$802,449	$969,451	$835,895

Income from continuing operations per share—Basic:
Weighted average common shares	304,112	301,573	300,158

Income from continuing operations per share—Basic	$2.64	$3.21	$2.78

Income from continuing operations per share—Diluted:
Weighted average common shares	304,112	301,573	300,158
Effect of dilutive stock options	2,194	2,841	4,491

Weighted average common shares assuming dilution	306,306	304,414	304,649

Income from continuing operations per share—Diluted	$2.62	$3.18	$2.74

Options which had exercise prices greater than the average market price of the common shares were not included in the computation of diluted income from continuing operations. The antidilutive options outstanding as of December 31, 2001 and 2000 were as follows:

	2001	2000

Shares issuable under antidilutive options	1,289,983	1,355,212
Average exercise price per share	$65.50	$65.49

The majority of these options will expire in 2009. There were no significant options outstanding at December 31, 1999, that had an exercise price greater than the average market price.

Cash and Equivalents included interest-bearing deposits of $95,305,000 at December 31, 2001, and $75,555,000 at December 31, 2000. Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables as of December 31, 2001 and 2000 were net of allowances for uncollectible accounts of $61,065,000 and $52,274,000, respectively.

Inventories at December 31, 2001 and 2000 were as follows:

In thousands	2001	2000

Raw material	$287,067	$333,147
Work-in-process	101,418	128,336
Finished goods	605,671	646,251

	$994,156	$1,107,734

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 36% and 40% of total inventories as of December 31, 2001 and 2000, respectively. The first-in, first-out (“FIFO”) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $95,457,000 and $92,360,000 higher than reported at December 31, 2001 and 2000, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

     Depreciation was $281,723,000 in 2001 compared with $272,660,000 in 2000 and $250,119,000 in 1999 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

     The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10-50 years
Machinery and equipment	3-20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2001 and 2000 consisted of the following:

In thousands	2001	2000

Commercial mortgage loans	$174,285	$199,578
Commercial real estate	481,648	431,763
Net swap receivables	268,955	316,620
Receivable from mortgage servicer	34,179	49,987
Annuity contract	7,159	6,550
U.S. Treasury security	6,254	5,753
Prepaid forward contract	23,398	22,297
Leveraged, direct financing and sales-type leases of equipment	82,864	56,118
Properties held for sale	19,921	26,150
Property developments	32,352	45,014
Affordable housing limited partnerships	129,714	3,629
Venture capital limited partnership	13,071	—
Other	4,485	6,933

	$1,278,285	$1,170,392

In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions are located throughout the U.S. and include 10 and 11 subperforming, variable rate, balloon loans at December 31, 2001 and 2000, respectively, and 41 foreclosed properties at both December 31, 2001 and 2000. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the Company’s nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate income of $26,000,000 a year, the Company has a collateral right against the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $2,100,000,000 at December 31, 2001. The Company entered into the swaps and other related agreements in order to reduce its credit and interest rate risks relative to the mortgage-related assets.

     The Company expects to recover its net investment in the mortgage-related assets of $371,943,000 at December 31, 2001, (net of the related nonrecourse notes payable) through its expected net cash flow of $26,000,000 per year for the remainder of the ten-year periods and its estimated $455,381,000 share of the total proceeds from disposition of the mortgage-related assets and principal repayments.

     The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through income. At December 31, 2001 and 2000, the impairment loss allowance was $11,993,000 and $4,576,000, respectively. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value at December 31, 2001 and 2000 by $85,137,000 and $89,640,000, respectively. The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at current market interest rates. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows or interest rates are recorded through income.

     The Company’s investment in leveraged and direct financing leases relates to aircraft and other equipment used in the transportation industry. The components of the investment in leveraged, direct financing and sales-type leases at December 31, 2001 and 2000 were as shown below:

In thousands	2001	2000

Gross lease contracts receivable	$222,279	$70,523
Nonrecourse debt	(159,287)	(14,683)
Estimated residual value of leased assets	47,822	19,073
Unearned and deferred income	(27,950)	(18,795)

Investment in leveraged, direct financing and sales-type leases	82,864	56,118
Deferred income taxes related to leveraged and direct financing leases	(22,616)	(23,781)

Net investment in leveraged, direct financing and sales-type leases	$60,248	$32,337

The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2001, 2000 and 1999 were as shown below:

In thousands	2001	2000	1999

Leveraged lease income before income taxes	$3,941	$3,695	$3,964
Investment tax credits recognized	430	652	1,353
Income tax expense	(1,471)	(1,124)	(1,614)

	$2,900	$3,223	$3,703

In 2001, the Company entered into a leveraged lease of a Boeing 777 aircraft with a major commercial airline. The Company’s cash investment in this leveraged lease was $29,198,000.

     The Company entered into a venture capital limited partnership in 2001, which will invest in late stage venture capital opportunities. The Company has committed to total capital contributions to this partnership of $100,000,000 over a five-year period. The Company has a 25% limited partnership interest and accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership’s income or loss.

     The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.

     The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) in 2001. SFAS 133 requires that an entity recognize certain derivatives in the Statement of Financial Position and measure those instruments at fair value. The adoption of SFAS 133 did not have any effect on the Company’s financial position or results of operations.

Goodwill and Other Intangibles—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Goodwill has been amortized on a straight-line basis over 15 to 40 years. Goodwill amortization expense was $80,077,000 in 2001, $86,633,000 in 2000 and $55,168,000 in 1999. Accumulated goodwill amortization was $358,508,000 and $281,498,000 at December 31, 2001 and 2000, respectively.

     Other intangible assets represent patents, brands, noncompete agreements and other assets acquired with purchased businesses and are being amortized primarily on a straight-line basis over five to 17 years. Amortization expense was $24,508,000 in 2001, $32,272,000 in 2000 and $16,372,000 in 1999. Accumulated amortization was $114,367,000 and $96,071,000 at December 31, 2001 and 2000, respectively.

     The Company assesses the recoverability of unamortized goodwill, other intangible assets, and other long-lived assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization or depreciation over the remaining useful life of the asset. For any long-lived assets which are determined to be impaired, a loss is recognized for the difference between the carrying value and the fair value for assets to be held or the net realizable value for assets to be disposed of. Included in amortization expense for 2000 are impairment charges of $30,300,000, primarily related to a laminate business in Europe which was acquired by Premark in 1998. Estimated future cash flows related to this operation indicated that the carrying value of its goodwill and intangible assets would not be realized. No significant impairment charges were recorded in 2001 or 1999.

     In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The Company is required to adopt SFAS 142 in 2002. Under SFAS 142, the Company will no longer be required to amortize goodwill and intangible assets with indefinite lives. The estimated pro forma effect of not amortizing goodwill would have increased diluted income per share from continuing operations by $.23, $.20 and $.16 in 2001, 2000 and 1999, respectively. SFAS 142 also requires that the Company test goodwill and intangibles with indefinite lives at least annually for impairment, based on the fair value of the related reporting unit. The Company is currently in the process of determining the 2002 impairment charge as a result of adopting the new standard.

Other Assets as of December 31, 2001 and 2000 consisted of the following:

In thousands	2001	2000

Cash surrender value of life insurance policies	$172,468	$157,713
Prepaid pension assets	146,728	124,820
Investment in unconsolidated affiliates	41,802	39,889
Other	98,431	96,039

	$459,429	$418,461

Retirement Plans and Postretirement Benefits—Summarized information regarding the Company’s significant defined benefit pen- sion and postretirement health care and life insurance benefit plans related to both continuing and discontinued operations was as follows:

	Pension			Other Postretirement Benefits

In thousands	2001	2000	1999	2001	2000	1999

Components of net periodic benefit cost:
Service cost	$57,841	$43,981	$50,105	$13,982	$10,628	$5,954
Interest cost	73,924	73,060	72,125	27,808	25,254	17,446
Expected return on plan assets	(137,374)	(123,505)	(102,568)	—	—	—
Amortization of prior service (benefit) cost	(4,125)	(1,896)	6,174	6,675	4,563	(574)
Amortization of actuarial (gain) loss	(4,041)	(2,555)	1,147	—	(199)	(21)
Amortization of transition amount	(986)	(6,692)	(6,813)	—	—	—

Net periodic benefit cost (income)	$(14,761)	$(17,607)	$20,170	$48,465	$40,246	$22,805

	Pension		Other Postretirement Benefits

In thousands	2001	2000	2001	2000

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$1,094,025	$1,071,707	$384,035	$348,468
Service cost	57,841	43,981	13,982	10,628
Interest cost	73,924	73,060	27,808	25,254
Plan participant contributions	1,541	2,284	7,053	4,044
Amendments	2,826	(25,178)	—	31,683
Actuarial (gain) loss	27,699	16,473	28,007	(6,372)
Acquisitions and divestitures	—	8,101	—	—
Benefits paid	(91,123)	(72,993)	(34,371)	(29,670)
Liabilities (to) from other plans	(8,832)	5,767	—	—
Foreign currency translation	(569)	(29,177)	—	—

Benefit obligation at end of period	$1,157,332	$1,094,025	$426,514	$384,035

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$1,508,828	$1,292,115	$—	$—
Actual return on plan assets	(258,629)	272,920	—	—
Acquisitions and divestitures	—	6,266	—	—
Company contributions	10,836	25,749	27,318	25,626
Plan participant contributions	1,541	2,284	7,053	4,044
Benefits paid	(91,123)	(72,993)	(34,371)	(29,670)
Assets (to) from other plans	(12,174)	6,757	—	—
Foreign currency translation	(1,876)	(24,270)	—	—

Fair value of plan assets at end of period	$1,157,403	$1,508,828	$—	$—

Net prepaid (accrued) benefit cost as of September 30:
Funded status	$71	$414,803	$(426,514)	$(384,035)
Unrecognized net actuarial (gain) loss	118,032	(307,451)	16,912	(11,095)
Unrecognized prior service (benefit) cost	(41,457)	(49,167)	78,503	85,178
Unrecognized net transition amount	(2,242)	(3,376)	—	—

Net prepaid (accrued) benefit cost	$74,404	$54,809	$(331,099)	$(309,952)

Plans with accumulated benefit obligation in excess of plan assets as of September 30:
Projected benefit obligation	$198,028	$81,849

Accumulated benefit obligation	$190,935	$76,980

Fair value of plan assets	$84,135	$2,196

	Pension			Other Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Weighted average assumptions:
Discount rate	7.05%	7.19%	7.19%	7.25%	7.50%	7.50%
Expected return on plan assets	10.51%	10.55%	9.68%	—	—	—
Rate of compensation increases	4.09%	4.05%	4.24%	—	—	—
Current health care cost trend rate	—	—	—	12.00%	5.00%	5.43%
Ultimate health care cost trend rate in 2008	—	—	—	5.00%	5.00%	5.00%

In 2000, the Company amended the primary postretirement health care plan to extend benefits to substantially all domestic employees, which increased the other postretirement benefit obligation, and amended the primary pension plan to change the benefit formula, which decreased the pension obligation.

     Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease

Effect on total of service and interest cost components	1.96%	(1.59%)
Effect on postretirement benefit obligation	2.81%	(2.29%)

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company’s contributions to these plans were $24,811,000 in 2001, $26,236,000 in 2000 and $27,596,000 in 1999.

Short-Term Debt as of December 31, 2001 and 2000 consisted of the following:

In thousands	2001	2000

Bank overdrafts	$59,016	$79,679
Commercial paper	82,898	196,271
Australian facilities	56,065	67,988
United Kingdom facilities	52,447	—
Current maturities of long-term debt	43,434	55,285
Other borrowings by foreign subsidiaries	19,587	26,566

	$313,447	$425,789

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 1.8% at December 31, 2001, and 6.6% at December 31, 2000.

     The Company had two Australian short-term credit facilities with combined maximum available borrowings of Australian $135,000,000 as of December 31, 2001. The facilities had a weighted average interest rate of 4.6% at December 31, 2001 and 6.5% at December 31, 2000.

     The Company had three United Kingdom short-term credit facilities with combined maximum available borrowings of 41,800,000 British pounds. The facilities had a weighted average interest rate of 4.3% at December 31, 2001.

     The weighted average interest rate on other foreign borrowings was 3.7% at December 31, 2001 and 5.1% at December 31, 2000.

     In 1999, the Company entered into a $400,000,000 Line of Credit Agreement. In 2001, the Company extended the termination date of the Line of Credit from June 22, 2001 to June 21, 2002. No amounts were outstanding under this facility at December 31, 2001.

     During 2001, the Company issued extendible commercial notes (“ECN’s”). ECN’s are unsecured notes issued at a discount. The notes may be issued with a maximum initial maturity date of 90 days, but may be extended to a final maturity date of 390 days at the Company’s discretion. The Company’s maximum ECN available borrowings are $150,000,000. At December 31, 2001, there were no ECN’s outstanding.

Accrued Expenses as of December 31, 2001 and 2000 consisted of accruals for:

In thousands	2001	2000

Compensation and employee benefits	$253,875	$266,219
Warranties and accrued maintenance service agreements	91,821	80,906
Taxes other than income	35,912	48,641
Current portion of deferred investment income	42,211	42,211
Other	313,637	344,692

	$737,456	$782,669

Long-Term Debt at December 31, 2001 and 2000 consisted of the following:

In thousands	2001	2000

6.875% notes due November 15, 2008	$150,000	$150,000
5.75% notes due March 1, 2009	500,000	500,000
6.59% nonrecourse note due semiannually through December 31, 2005	169,500	185,500
7.00% nonrecourse note due semiannually through November 30, 2006	213,597	244,884
6.44% nonrecourse note due semiannually from August 31, 2002 through February 29, 2008	217,440	217,440
Commercial paper	—	250,000
Other borrowings	60,038	56,499

	1,310,575	1,604,323
Current maturities	(43,434)	(55,285)

	$1,267,141	$1,549,038

In 1998, the Company issued $150,000,000 of 6.875% notes due November 15, 2008, at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $7,031,000 at December 31, 2001, and was below the carrying value by approximately $2,812,000 at December 31, 2000.

     In 1999, the Company issued $500,000,000 of 5.75% redeemable notes due March 1, 2009, at 99.281% of face value. The effective rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $391,000 at December 31, 2001, and was below the carrying value by approximately $20,781,000 at December 31, 2000.

     In connection with the commercial mortgage transactions, the Company issued a $256,000,000, 6.28% nonrecourse note at face value in 1995, a $266,265,000, 7.0% nonrecourse note at face value in 1996 and a $217,440,000, 6.44% nonrecourse note at face value in 1997. In 1997, the Company refinanced the 6.28% nonrecourse note with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and net swap receivables, which are included in investments. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $52,693,000 at December 31, 2001, and $21,619,000 at December 31, 2000.

     In 1992, the Company entered into a $300,000,000 revolving credit facility (RCF). In 1994, the Company canceled $150,000,000 of the RCF. In 1996, the Company amended the RCF to increase the maximum available borrowings to $250,000,000 and extended the termination date to May 30, 2001. In 1998, the Company amended the RCF to increase the maximum available borrowings to $350,000,000 and extend the termination date to September 30, 2003. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at the Company’s option. There were no amounts outstanding under the RCF as of December 31, 2001 or 2000. At December 31, 2001, the Company was in compliance with the financial covenants in the amended RCF, as follows:

Dollars in thousands	Per Debt Covenants	Actual as of December 31, 2001

Maximum total debt to total capitalization percentage	50%	20%
Minimum consolidated tangible net worth	$1,528,914	$6,442,663

In 2000, the commercial paper balance expected to remain outstanding beyond one year was classified as long-term, reflecting the Company’s intent and ability to finance the borrowings on a long-term basis. The remaining commercial paper balance was classified as short-term.

     Other debt outstanding at December 31, 2001, bears interest at rates ranging from 1.0% to 13.0%, with maturities through the year 2018.

     Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands

2003	$51,310
2004	55,382
2005	190,135
2006	212,273
2007 and future years	758,041

$1,267,141

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $21,000,000 and $24,000,000 at December 31, 2001 and 2000, respectively.

Other Noncurrent Liabilities at December 31, 2001 and 2000 consisted of the following:

In thousands	2001	2000

Deferred investment income	$144,306	$186,515
Postretirement benefit obligation	328,778	307,732
Affordable housing capital obligations	210,774	1,425
Preferred stock of subsidiaries	60,000	60,000
Other	252,454	252,453

	$996,312	$808,125

In connection with the commercial mortgage and several other investment transactions, the Company has recorded deferred investment income for the effect of the difference between the book bases of the assets acquired and their tax bases. This deferred investment income is being amortized to income on a straight-line basis over the lives of the related transactions. The portion of the deferred investment income that will be amortized in the next year has been classified as current in accrued expenses.

     In 2001, the Company committed to two new affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the Company received net cash of $79,024,000 in 2001, which represented excess borrowings of the partnerships. The Company is required to repay these excess borrowings via capital contributions as the limited partnerships require the funds.

     The Company’s capital contributions to all of the affordable housing limited partnerships are expected to be paid as follows:

In thousands

2002	$57,754
2003	47,273
2004	14,194
2005	19,522
2006	13,629
2007 and future years	58,402

$210,774

Other than the capital contributions above, the Company has no future obligations, guarantees or commitments to the affordable housing limited partnerships.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitments to issue its preferred stock.

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2001, 2000 and 1999 are shown below:

			Additional
	Common Stock		Paid-In-Capital	Common Stock Held in Treasury

In thousands except shares	Shares	Amount	Amount	Shares	Amount

Balance, December 31, 1998	306,150,973	$3,062	$730,822	(6,058,908)	$(238,502)
During 1999—
Shares surrendered on exercise of stock options	(54,437)	(1)	(3,703)	(72,633)	(3,449)
Tax benefits related to stock options exercised	—	—	22,497	—	—
Repurchase of treasury stock	—	—	—	(1,058,611)	(44,995)
Shares issued for stock incentive and restricted stock grants	713,019	7	13,180	957,503	40,118
Cash paid for Premark’s fractional shares	(8,226)	—	(601)	—	—
Cancellation of Premark’s treasury shares	(5,972,113)	(60)	(244,985)	5,972,113	245,045

Balance, December 31, 1999	300,829,216	3,008	517,210	(260,536)	(1,783)

During 2000—
Shares surrendered on exercise of stock options	(47,015)	—	(2,753)	(2,354)	(138)
Tax benefits related to stock options exercised	—	—	29,391	—	—
Shares issued for acquisitions	213,897	2	12,363	—	—
Shares issued for stock incentive and restricted stock grants	1,712,996	17	28,146	2,354	138

Balance, December 31, 2000	302,709,094	3,027	584,357	(260,536)	(1,783)

During 2001—
Shares surrendered on exercise of stock options	(22,689)	—	(1,414)	—	—
Tax benefits related to stock options exercised	—	—	36,347	—	—
Escrow shares returned from prior acquisitions	(194)	—	—	—	—
Shares issued for stock incentive and restricted stock grants	2,483,531	25	56,566	17,200	117

Balance, December 31, 2001	305,169,742	$3,052	$675,856	(243,336)	$(1,666)

Authorized, December 31, 2001	350,000,000

Cash Dividends declared were $.84 per share in 2001, $.76 per share in 2000 and $.65 per share in 1999. Cash dividends paid were $.82 per share in 2001, $.74 per share in 2000 and $.61 per share in 1999.

Comprehensive Income—Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, established standards for reporting and displaying comprehensive income and its components in a separate financial statement. Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s only component of other comprehensive income is foreign currency translation adjustments.

Stock Options have been issued to officers and other employees under ITW’s 1996 Stock Incentive Plan and Premark’s 1994 Incentive Plan. The stock options generally vest over a four-year period. At December 31, 2001, 21,932,510 shares of ITW common stock were reserved for issuance under these plans. Option prices are 100% of the common stock fair market value on the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS 123 was as follows:

In thousands except per share data	2001	2000	1999

Net Income:
As reported	$805,659	$957,980	$841,112
Pro forma	775,078	941,239	807,301
Net income per basic share:
As reported	$2.65	$3.18	$2.80
Pro forma	2.55	3.12	2.69
Net income per diluted share:
As reported	$2.63	$3.15	$2.76
Pro forma	2.53	3.09	2.65

The estimated fair value of the options granted by ITW and Premark is calculated using the Black-Scholes option pricing model. The following summarizes the assumptions used in the model:

	ITW			Premark

	2001	2000	1999	1999

Risk-free interest rate	5.2%	5.4%	6.5%	5.8%
Expected stock volatility	28.9%	28.4%	27.1%	28.7%
Dividend yield	1.02%	1.04%	1.11%	1.20%
Expected years until exercise	5.7	5.7	5.5	5.1

Stock option activity during 2001, 2000 and 1999, including the retroactive effect of converting Premark’s options into ITW options, is summarized as follows:

	2001		2000		1999

	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price	of Shares	Exercise Price

Under option at beginning of year	13,324,203	$42.01	11,950,643	$34.41	11,849,368	$27.74
Granted	2,710,700	62.25	3,248,479	55.88	1,864,925	60.30
Exercised	(2,483,531)	22.70	(1,711,453)	15.90	(1,667,509)	15.56
Canceled or expired	(81,768)	47.09	(163,466)	34.81	(96,141)	42.83

Under option at end of year	13,469,604	49.26	13,324,203	42.01	11,950,643	34.41

Exercisable at year-end	7,609,614		8,228,561		9,100,013
Available for grant at year-end	8,462,906		11,079,149		14,114,802
Weighted average fair value of options granted during the year		$21.18		$19.03		$20.69

The following table summarizes information on stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable

	Number	Weighted Average		Number
Range of	Outstanding	Remaining	Weighted Average	Exercisable	Weighted Average
Exercise Prices	2001	Contractual Life	Exercise Price	2001	Exercise Price

$ 5.21 - 18.87	1,605,684	3.00 years	$16.78	1,605,684	$16.78
19.80 - 31.43	1,138,243	3.87 years	29.19	1,138,243	29.19
33.38 - 46.59	1,589,611	6.03 years	39.03	1,589,611	39.03
51.06 - 65.50	9,136,066	8.56 years	59.25	3,276,076	58.06

	13,469,604	7.20 years	49.26	7,609,614	41.06

Segment Information—Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

     The Company has approximately 600 operations in 43 countries which are aggregated and organized for internal reporting purposes into the following five continuing segments:

     Engineered Products—North America: Businesses that are located in North America and that manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products and resealable packaging.

     Engineered Products—International: Businesses that are located outside North America and that manufacture short lead-time plastic and metal components and fasteners, and specialty products such as polymers, fluid products and electronic component packaging.

     Specialty Systems—North America: Businesses that are located in North America and that produce longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing.

     Specialty Systems—International: Businesses that are located outside North America and that manufacture longer lead-time machinery and related consumables, and specialty equipment for applications such as food service and industrial finishing.

     Leasing & Investments: Businesses that make opportunistic investments in mortgage-related assets, leveraged and direct financing leases of aircraft and other equipment, properties and property developments, affordable housing and a venture capital fund.

Segment information for 2001, 2000 and 1999 was as follows:

In thousands	2001	2000	1999

Operating Revenues:
Engineered Products—North America	$2,974,104	$3,184,033	$2,964,782
Engineered Products—International	1,471,559	1,466,982	1,321,658
Specialty Systems—North America	3,381,950	3,337,387	3,161,435
Specialty Systems—International	1,668,895	1,741,629	1,599,988
Leasing & Investments	149,691	154,278	157,385
Intersegment revenues	(353,408)	(372,662)	(364,794)

	$9,292,791	$9,511,647	$8,840,454

Operating Income:
Engineered Products—North America	$478,314	$610,321	$561,742
Engineered Products—International	160,714	151,706	132,808
Specialty Systems—North America	424,132	559,738	537,555
Specialty Systems—International	163,545	171,790	154,022
Leasing & Investments	79,398	83,898	84,931
Premark merger-related costs	—	—	(81,020)

	$1,306,103	$1,577,453	$1,390,038

Depreciation and Amortization:
Engineered Products—North America	$125,202	$118,068	$103,415
Engineered Products—International	74,081	99,182	66,447
Specialty Systems—North America	120,389	105,978	99,391
Specialty Systems—International	65,873	67,325	51,339
Leasing & Investments	763	1,012	1,067

	$386,308	$391,565	$321,659

Plant & Equipment Additions:
Engineered Products—North America	$74,325	$110,435	$126,646
Engineered Products—International	57,775	68,700	63,766
Specialty Systems—North America	73,479	75,423	84,752
Specialty Systems—International	50,983	51,396	41,875
Leasing & Investments	—	—	30

	$256,562	$305,954	$317,069

Identifiable Assets:
Engineered Products—North America	$1,806,626	$1,791,948	$1,707,499
Engineered Products—International	1,411,905	1,444,270	1,446,988
Specialty Systems—North America	2,419,368	2,339,084	1,997,202
Specialty Systems—International	1,564,176	1,535,945	1,334,908
Leasing & Investments	1,444,236	1,408,984	1,449,649
Corporate	966,128	751,862	756,103
Net assets of discontinued operations	209,910	242,754	285,980

	$9,822,349	$9,514,847	$8,978,329

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

     Enterprise-wide information for 2001, 2000 and 1999 was as follows:

In thousands	2001	2000	1999

Operating Revenues by Product Line:
Engineered Products—North America— Fasteners & Components	$2,345,481	$2,526,342	$2,343,140
Specialty Products	628,623	657,691	621,642

	$2,974,104	$3,184,033	$2,964,782

Engineered Products—International— Fasteners & Components	$1,284,127	$1,263,281	$1,178,569
Specialty Products	187,432	203,701	143,089

	$1,471,559	$1,466,982	$1,321,658

Specialty Systems—North America— Equipment & Consumables	$1,858,223	$1,757,099	$1,677,814
Specialty Equipment	1,523,727	1,580,288	1,483,621

	$3,381,950	$3,337,387	$3,161,435

Specialty Systems—International— Equipment & Consumables	$1,056,008	$1,064,577	$899,986
Specialty Equipment	612,887	677,052	700,002

	$1,668,895	$1,741,629	$1,599,988

Operating Revenues by Geographic Region:
United States	$5,880,762	$6,051,750	$5,729,006
Europe	2,350,008	2,392,235	2,257,435
Asia	322,971	371,554	295,788
Other	739,050	696,108	558,225

	$9,292,791	$9,511,647	$8,840,454

Total noncurrent assets excluding deferred tax assets and financial instruments were $5,366,000,000 and $4,965,000,000 at December 31, 2001 and 2000, respectively. Of these amounts, approximately 61% was attributed to U.S. operations for both years. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

›     QUARTERLY AND COMMON STOCK DATA

Quarterly Financial Data (Unaudited)

	Three Months Ended

	March 31		June 30		September 30		December 31

In thousands except per share amounts	2001	2000	2001	2000	2001	2000	2001	2000

Operating revenues	$2,295,840	$2,287,297	$2,417,502	$2,472,166	$2,301,168	$2,361,964	$2,278,281	$2,390,220
Cost of revenues	1,537,365	1,482,349	1,595,250	1,571,486	1,527,862	1,512,579	1,530,776	1,544,978
Operating income	296,273	356,484	379,872	454,540	324,649	431,369	305,309	335,060
Income from continuing operations	182,401	218,505	234,458	279,269	197,881	262,774	187,709	208,903
Income (loss) from discontinued operations, net of tax	357	624	(1,682)	(5,997)	1,174	1,311	3,361	(7,409)
Net income	182,758	219,129	232,776	273,272	199,055	264,085	191,070	201,494
Income per share from continuing operations:
Basic	.60	.73	.77	.93	.65	.87	.62	.69
Diluted	.60	.72	.77	.92	.65	.86	.61	.69
Net income per share:
Basic	.60	.73	.77	.91	.65	.87	.63	.67
Diluted	.60	.72	.76	.90	.65	.87	.62	.66

Prior quarterly periods have been restated to reflect the Consumer Products segment as a discontinued operation.

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2001 and 2000 were as shown below:

	Market Price Per Share		Dividends
			Declared
	High	Low	Per Share

2001 Fourth quarter	$69.40	$52.75	$.22
Third quarter	66.85	49.15	.22
Second quarter	71.99	54.50	.20
First quarter	67.67	54.62	.20

2000 Fourth quarter	$61.75	$49.50	$.20
Third quarter	59.94	51.00	.20
Second quarter	65.38	54.19	.18
First quarter	69.00	51.06	.18

The approximate number of holders of record of common stock as of February 1, 2002, was 15,330. This number does not include beneficial owners of the Company’s securities held in the name of nominees.

›     ELEVEN-YEAR FINANCIAL SUMMARY(a)

Dollars and shares in thousands except per share amounts	2001		2000	1999

Income:
Operating revenues		$9,292,791	9,511,647	8,840,454
Operating income		$1,306,103	1,577,453	1,390,038
Income from continuing operations before income taxes		$1,230,849	1,496,002	1,340,940
Income taxes		$428,400	526,551	505,045
Income from continuing operations		$802,449	969,451	835,895
Income (loss) from discontinued operations (net of tax)		$3,210	(11,471)	5,217
Cumulative effect of changes in accounting principles (net of tax)		$—	—	—
Net income		$805,659	957,980	841,112
Net income per common share—assuming dilution(b):
Income from continuing operations		$2.62	3.18	2.74
Income (loss) from discontinued operations		$0.01	(0.04)	0.02
Cumulative effect of changes in accounting principle		$—	—	—
Net income		$2.63	3.15	2.76

Financial Position:
Net working capital		$1,645,086	1,511,451	1,227,570
Net plant and equipment		$1,633,690	1,629,883	1,529,455
Total assets		$9,822,349	9,514,847	8,978,329
Long-term debt		$1,267,141	1,549,038	1,360,746
Total debt		$1,580,588	1,974,827	1,914,401
Total invested capital		$6,549,426	6,415,719	5,584,900
Stockholders’ equity		$6,040,738	5,400,987	4,815,423

Cash Flow:
Free operating cash flow		$1,245,251	909,882	913,902
Cash dividends paid		$249,141	223,009	183,587
Per share—paid		$0.82	0.74	0.61
—declared		$0.84	0.76	0.65
Plant and equipment additions		$256,562	305,954	317,069
Depreciation		$281,723	272,660	250,119
Amortization of goodwill and other intangible assets		$104,585	118,905	71,540

Financial Ratios:
Operating income margin	%	14.1	16.6	15.7
Return on operating revenues	%	8.6	10.2	9.5
Return on average stockholders’ equity	%	14.0	19.0	18.5
Return on average invested capital	%	13.1	17.0	16.7
Book value per share		$19.81	17.86	16.02
Total debt to total capitalization	%	20.7	26.8	28.4
Total debt to total capitalization (excluding Leasing and Investments segment)%		11.9	18.6	17.8

Other Data:
Market price per share at year-end		$67.72	59.56	67.56
Shares outstanding at December 31		304,926	302,449	300,569
Weighted average shares outstanding		304,112	301,573	300,158
Research and development expenses		$102,288	106,118	104,882
Employees at December 31		52,000	55,300	52,800

(a) Restated to reflect the Consumer Products segments as a discontinued operation.   (b) Includes Premark merger-related costs of $.23 in 1999.

›     ELEVEN-YEAR FINANCIAL SUMMARY(a)

Dollars and shares in thousands except per share amounts		1998	1997	1996	1995	1994	1993	1992	1991

Income:
Operating revenues		$7,898,285	7,148,588	6,811,503	5,959,104	5,141,222	4,656,085	4,317,756	4,059,776
Operating income		$1,294,749	1,082,525	929,805	764,092	580,760	436,780	400,042	353,568
Income from continuing operations before income taxes		$1,268,179	1,079,779	851,491	722,606	538,925	395,393	356,783	317,081
Income taxes		$466,284	401,352	328,068	270,713	202,598	147,239	133,856	114,883
Income from continuing operations		$801,895	678,427	523,423	451,893	336,327	248,154	222,927	202,198
Income (loss) from discontinued operations (net of tax)		$7,852	13,162	82,699	174,169	167,966	132,410	(29,212)	77,033
Cumulative effect of changes in accounting principles (net of tax)		$—	—	—	—	—	—	(172,524)	—
Net income		$809,747	691,589	606,122	626,062	504,293	380,564	21,191	279,231
Net income per common share—assuming dilution(b):
Income from continuing operations		$2.63	2.23	1.74	1.57	1.20	0.88	0.80	0.74
Income (loss) from discontinued operations		$0.03	0.04	0.27	0.60	0.60	0.47	(0.10)	0.28
Cumulative effect of changes in accounting principle		$—	—	—	—	—	—	(0.62)	—
Net income		$2.66	2.27	2.01	2.17	1.80	1.35	0.08	1.02

Financial Position:
Net working capital		$1,176,163	1,232,862	1,076,167	958,158	915,600	848,706	754,318	613,641
Net plant and equipment		$1,386,455	1,156,306	1,067,022	975,860	903,176	841,294	790,874	796,021
Total assets		$8,133,424	7,087,775	6,391,995	5,495,474	4,378,541	3,634,455	3,486,826	3,480,644
Long-term debt		$1,208,046	966,628	934,847	737,257	394,887	497,941	372,879	429,282
Total debt		$1,636,065	1,279,606	1,328,772	1,046,445	487,189	608,414	461,423	713,789
Total invested capital		$4,812,698	3,535,214	3,380,186	3,314,225	2,803,927	2,400,812	2,303,899	2,568,364
Stockholders’ equity		$4,243,372	3,615,221	3,171,924	2,832,175	2,412,105	1,967,793	1,945,659	2,035,677

Cash Flow:
Free operating cash flow		$650,427	822,721	529,935	192,848	403,149	308,294	175,532	410,572
Cash dividends paid		$150,934	128,396	142,281	129,783	104,462	88,975	79,290	70,008
Per share—paid		$0.50	0.43	0.48	0.45	0.38	0.32	0.29	0.26
—declared		$0.53	0.45	0.45	0.48	0.40	0.33	0.30	0.27
Plant and equipment additions		$296,530	240,334	224,647	214,905	185,260	164,039	160,800	147,094
Depreciation		$226,868	197,178	195,937	176,385	157,530	153,524	144,491	136,278
Amortization of goodwill and other intangible assets		$47,646	39,062	34,009	29,114	29,816	27,486	28,024	30,803

Financial Ratios:
Operating income margin	%	16.4	15.1	13.7	12.8	11.3	9.4	9.3	8.7
Return on operating revenues	%	10.2	9.5	7.7	7.6	6.5	5.3	5.2	5.0
Return on average stockholders’ equity	%	20.4	20.0	17.4	17.2	15.4	12.7	11.2	10.4
Return on average invested capital	%	19.6	19.7	17.1	15.6	13.9	11.7	10.3	8.7
Book value per share		$14.14	12.07	10.63	9.91	8.63	7.08	7.06	7.45
Total debt to total capitalization	%	27.8	26.1	29.5	27.0	16.8	23.6	19.2	26.0
Total debt to total capitalization (excluding Leasing and Investments segment)%		14.3	6.8	15.3	18.2	16.8	23.6	19.2	26.0

Other Data:
Market price per share at year-end		$58.00	60.13	39.94	29.50	21.88	19.50	16.31	15.94
Shares outstanding at December 31		300,092	299,541	298,461	285,844	279,557	277,860	275,425	273,139
Weighted average shares outstanding		299,912	299,663	297,706	285,604	278,202	277,428	274,653	272,261
Research and development expenses		$89,148	88,673	87,855	84,175	77,512	74,315	68,680	62,519
Employees at December 31		48,500	42,900	40,700	38,600	36,100	34,900	34,000	34,500