Form 10-K405, Exhibit 13
period 2001-12-31
ILLINOIS TOOL WORKS INC
filed 2002-03-22
CIK 49826

EXHIBIT 13(b)

REPORT OF INDEPENDENT AUDITORS

Shareholder and Board of Directors
Premark International, Inc.

We have audited the consolidated statements of income, cash flows, and changes in shareholder’s equity of Premark International, Inc. and subsidiaries (a wholly owned subsidiary of Illinois Tool Works Inc. as of November 23, 1999) (Premark) for the year ended December 25, 1999 (not presented separately herein). These financial statements are the responsibility of Premark’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Premark International, Inc. and subsidiaries and their cash flows for the year ended December 25, 1999, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Chicago, Illinois
January 24, 2000