Form 10-K, Exhibit 13
period 2002-12-31
ILLINOIS TOOL WORKS INC
filed 2003-03-04
CIK 49826

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 600 operations in 44 countries which are aggregated and organized for internal reporting purposes into the following five segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; Specialty Systems—International; and Leasing and Investments. These segments are described below.

     Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, past due receivables, return on invested capital and cash flow. These key measurements are monitored by management and significant changes in current trends and variances from forecasts are discussed with operating unit management. The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, currency translation and restructuring costs on the operating revenues and operating income of each segment. Base businesses are those businesses which have been included in the Company’s results of operations for more than a year.

     A key element of the Company’s business strategy is its continuous 80/20 simplification process. The basic concept of this 80/20 process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 process to simplify and focus on the key parts of their business, and reduce complexity that may disguise what is truly important. Each of the Company’s 600 operations utilize the 80/20 process in all aspects of their business. Common applications of the 80/20 process include:

•	Simplifying manufactured product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or eliminating products.

•	Simplifying the customer base by focusing on the 80/20 customers and finding different ways to serve the 20/80 customers.

•	Simplifying the supplier base by partnering with key 80/20 suppliers and reducing the number of 20/80 suppliers.

•	Designing business processes and systems around the key 80/20 activities.

     The result of the application of this 80/20 simplification process is that the Company’s operating and financial performance is improved. These 80/20 efforts often result in restructuring projects that reduce costs and improve margins.

Engineered Products—North America

     Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days. In the plastic and metal components and fasteners category, product examples include cordless nailing systems for new housing and renovation projects, plastic interior door handles for automobiles and light trucks, and plastic shelving supports for household appliances. In the specialty products category, product examples include reclosable packaging for consumer food applications, specialty swabs and wipes for clean room usage, and specialty adhesives for household purposes. In 2002, this segment primarily served the construction (45%), automotive (32%) and general industrial (9%) markets.

Dollars in thousands	2002	2001	2000

Operating revenues	$3,042,070	$2,974,104	$3,184,033
Operating income	533,459	495,661	626,625
Margin %	17.5%	16.7%	19.7%

     Operating revenues increased 2% in 2002 versus 2001 mainly due to a 1% increase in base business revenues and a 2% increase due to revenues of acquired companies. The base business revenue increase is primarily due to higher demand in automotive end markets, mostly offset by declines in revenues in the industrial products and construction businesses. Operating income increased 8% in 2002 due to a 3% improvement in base business income, a 3% increase as a result of lower restructuring costs in 2002 and a 2% increase related to acquired businesses. Of the 3% improvement in the base business, 2% was due to higher revenues and 1% related to cost improvements. Margins increased 80 basis points in 2002 as a result of the base business improvement and lower restructuring costs.

     Operating revenues decreased 7% in 2001 versus 2000 mainly due to lower demand in the construction, automotive, electronics and consumer durable end markets. The base business revenue decline of 10% was partially offset by revenue increases from acquisitions of 3%. Operating income declined 21% mainly due to a 20% decline in base business income and a 2% decrease related to higher restructuring costs. Margins declined 300 basis points in 2001 as a result of lower sales and higher restructuring costs.

Engineered Products—International

Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days. In the plastic and metal components and fastener category, products are similar to those made in North America and serve the construction, automotive and general industrial sectors. In the specialty products category, a product example includes electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips. In 2002, this segment primarily served the construction (37%), automotive (31%), and general industrial (12%) markets.

Dollars in thousands	2002	2001	2000

Operating revenues	$1,566,387	$1,471,559	$1,466,982
Operating income	212,824	179,508	167,881
Margin %	13.6%	12.2%	11.4%

     Operating revenues increased 6% in 2002 versus 2001, primarily due to increases from acquired businesses of 2% and the favorable effect of foreign currency translation of 3%, partially offset by decreases related to divestitures of 1%. Base business revenues increased by 2% due to increases in the construction, industrial plastics and fluid product businesses. Operating income increased 19% in 2002, primarily due to a 10% increase in base business income, a 4% increase from currency translation, a 2% increase due to lower restructuring costs and a 1% increase related to income from acquired businesses. Of the 10% increase in base business income, 6% was attributable to revenue growth and 4% related to cost improvements, despite higher pension expense and a fixed asset writedown in the Asian laminate business of $5 million. Margins increased 140 basis points in 2002 mainly due to the improved cost structure.

     Operating revenues were flat in 2001 versus 2000 as revenue growth from acquisitions of 7% was mostly offset by unfavorable currency translation of 6%. Base business revenues declined by 1% as higher revenues for the construction and automotive businesses were more than offset by lower revenues in the electrical component packaging and industrial products businesses. Operating income increased 7% in 2001 primarily due to writedowns of goodwill and intangible assets related to a laminate business in Europe in 2000, partially offset by declines in base business income related to reduced revenues and 5% lower income due to unfavorable currency translation. Margins increased 80 basis points in 2001 mainly as a result of the 2000 goodwill and intangible writedowns. See Goodwill and Intangible Assets note for additional discussion of the 2000 goodwill and intangible writedowns.

Specialty Systems—North America

Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented value-added products become part of the customers’ production process and typically are manufactured and delivered in a period of time of more than 30 days. In the machinery and related consumables category, examples of products include industrial packaging equipment and plastic and steel strap for the bundling and shipment of a variety of products for customers in numerous end markets, welding equipment and consumables for a variety of end market users, and equipment and consumables that multi-pack cans and bottles for the food and beverage industry. In the specialty equipment category, product examples include commercial food equipment such as dishwashers, refrigerators and specialty scales for use by restaurants and supermarkets, and paint spray equipment for a variety of general industrial applications. In 2002, this segment primarily served the food retail and service (29%), general industrial (22%), construction (10%), and food and beverage (9%) markets.

Dollars in thousands	2002	2001	2000

Operating revenues	$3,353,719	$3,396,320	$3,351,568
Operating income	509,299	451,236	580,923
Margin %	15.2%	13.3%	17.3%

     In 2002, operating revenues declined 1% versus 2001 as revenue increases from acquired companies of 3% were more than offset by base business declines of 4%. In the base businesses, slower end market demand in the food equipment, industrial packaging, marking and decorating and ground support equipment businesses was modestly offset by growth in the welding equipment businesses. Operating income increased 13% in 2002 due to a 13% base business income improvement and a 2% increase related to acquired businesses, partially offset by lower income of 2% due to higher restructuring costs. In the base business, income was higher by 25% due to reductions in costs, but was down 12% due to revenue declines. Restructuring in this segment represented approximately 45% of the total company restructuring costs incurred over the last two years and the benefits of these 80/20 efforts can be seen in lower operating expenses. Margins increased 190 basis points as a result of the reduced costs.

     In 2001, operating revenues grew 1% versus 2000. Increased revenues from acquisitions of 11% were partially offset by a 9% decrease in base business revenues, as slow demand in most end markets negatively impacted the industrial packaging, food equipment, welding and finishing businesses. Operating income declined 22% primarily due to base business declines of 24% and increased restructuring costs that decreased income by 1%, partially offset by a 4% increase related to income from acquired companies. Margins fell 400 basis points due to lower margins of acquired companies and higher restructuring costs.

Specialty Systems—International

Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ production process and typically are manufactured and delivered in a period of time of more than 30 days. In the machinery and related consumables category, products are similar to those made in North America and include numerous equipment and consumables for use by customers serving the general industrial and food and beverage sectors. In the specialty equipment category, products are used by food equipment and paint spray equipment customers. In 2002, this segment primarily served the general industrial (26%), food retail and service (21%), and food and beverage (15%) markets.

Dollars in thousands	2002	2001	2000

Operating revenues	$1,693,042	$1,668,895	$1,741,629
Operating income	164,656	183,441	189,279
Margin %	9.7%	11.0%	10.9%

     In 2002, operating revenues increased by 1% mainly due to a positive 3% impact of both currency fluctuation and acquisition-related revenues, offset by a revenue decline of 4% in the base businesses, primarily related to the industrial packaging, food equipment, consumer packaging and decorating businesses. Operating income decreased 10% in 2002 primarily as a result of a 13% decline in base business income and a 3% decrease due to higher restructuring expenses, softened by a 1% increase from acquisition-related income and a 4% increase due to favorable currency translation. The 13% decline in base business income was due entirely to revenue declines as cost improvements in this segment were offset by goodwill impairment charges of approximately $7 million related to industrial packaging businesses in Australia and Asia, an asset writedown of $2.5 million at a European industrial packaging unit and higher pension expense. Margins declined 130 basis points as a result of the above one-time charges and the lower margins of acquired businesses.

     In 2001, operating revenues decreased 4% due mainly to the effect of currency fluctuations, which reduced revenues by 6%. Acquisition related revenue growth of 6% was partially offset by revenue decreases of 1% due to divestitures. Base business revenue declined 3% primarily related to the food equipment and industrial packaging operations. Operating income decreased 3% due to an 8% base business income decline and a 6% decrease due to unfavorable currency translation, partially offset by a 5% increase in acquisition-related income and lower restructuring expense which increased income by 6%. Margins increased by 10 basis points.

Leasing and Investments

Businesses in this segment make opportunistic investments in mortgage-related assets, leveraged and direct financing leases of telecommunications, aircraft and other equipment, properties and property developments, affordable housing and a venture capital fund. See the Investments note for a detailed discussion of the accounting policies for the various investments in this segment.

In thousands	2002	2001	2000

Operating revenues	$181,570	$149,691	$154,278
Operating income	85,533	79,398	83,898

     Operating income (loss) by investment for the years ended December 31, 2002, 2001 and 2000 was as follows:

In thousands	2002	2001	2000

Mortgage investments	$83,357	$59,192	$64,716
Leases of equipment	(6,658)	3,873	2,855
Property developments	6,583	7,096	6,522
Properties held for sale	5,532	2,979	1,296
Venture capital limited partnership	(3,588)	(1,158)	—
Other	307	7,416	8,509

	$85,533	$79,398	$83,898

     Income from mortgage investments increased 41% in 2002, primarily as a result of favorable swap mark-to-market adjustments related to the decrease in market interest rates. Income from leases of $3.9 million in 2001 decreased to a loss of $6.7 million in 2002 due mainly to an impairment charge of $31.6 million related to aircraft leases, partially offset by income from new telecommunications leases of $15.8 million. Income related to properties held for sale increased significantly due to a gain on the sale of a Chicago-area property of $7.4 million in 2002 versus a gain on the sale of a former manufacturing facility in Connecticut of $3.9 million in 2001. Operating losses from the venture capital limited partnership increased in 2002 due to a $2.5 million writedown related to one of the partnership’s investments. Operating income from other investments decreased primarily due to lower allocated interest income related to affordable housing investments.

     Operating revenues and income declined in 2001 versus 2000, as gains on sales of 17 mortgage-related assets were $1.6 million in 2001 versus gains on sales of 11 mortgage-related assets of $7.5 million in 2000. In addition, start-up losses related to the new venture capital limited partnership investment reduced operating income.

     The net assets attributed to the Leasing and Investments segment at December 31, 2002 and 2001 are summarized by investment as follows:

In thousands	2002	2001

Mortgage investments	$252,518	$156,857
Leases of equipment	60,965	18,291
Properties held for sale	19,000	19,309
Property developments	12,624	16,269
Affordable housing limited partnerships	4,123	2,183
Other, net	11,558	35,157

	$360,788	$248,066

     Mortgage Investments

     The Company’s net assets related to mortgage investments as of December 31, 2002 and 2001 were as follows:

In thousands	2002	2001

Mortgage-related assets:
Commercial mortgage loans	$80,204	$202,348
Commercial real estate	643,611	588,778
Net swap receivables	158,940	133,762
Receivable from mortgage servicer	75,498	34,179
Annuity contract	7,824	7,159
U.S. Treasury security	6,800	6,254
Deferred tax assets	126,047	114,261
Nonrecourse notes payable	(569,472)	(600,537)
Allocated general corporate debt	(61,924)	(87,212)
Deferred investment income	(120,518)	(151,243)
Preferred stock of subsidiaries	(60,000)	(60,000)
Other, net	(34,492)	(30,892)

	$252,518	$156,857

     In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States and include five variable-rate balloon loans and 40 properties at December 31, 2002. Included in these mortgage-related assets at December 31, 2002 are three loans which are currently paying interest at less than the contractual rate and eight properties which resulted from foreclosed mortgages. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the Company’s nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26 million a year, the Company has a right to receive the balance from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $1.8 billion at December 31, 2002.

     The Company entered into the swaps and other related agreements in order to reduce its real estate, credit and interest rate risks relative to its net mortgage investments. The swap counter party has assumed the majority of the real estate and credit risk related to the commercial mortgage loans and real estate, and has assumed all of the interest rate risk related to the nonrecourse notes payable.

     A summary of the estimated future cash flows for the commercial mortgage transactions as of December 31, 2002 is shown below:

		Cash Received from
		(Paid to) Swap	Cash Paid to Swap
	Gross	Counter Party	Counter Party	ITW’s
	Estimated Cash	Under Swap	Under Servicing	Share of
In thousands	Inflows (Outflows)	Agreements	Agreements	Cash Flows

Mortgage loans and real estate:
Annual operating cash flows-
2003	$50,669	$(24,669)	$—	$26,000
2004	61,276	(35,276)	—	26,000
2005	72,965	(51,465)	—	21,500
2006	46,099	(38,099)	—	8,000
2007	23,326	(19,326)	—	4,000
2008	2,834	(2,834)	—	—

Total	$257,169	$(171,669)	$—	$85,500

Disposition proceeds-
2005	$351,473	$(111,325)	$(100,157)	$139,991
2006	309,772	(98,674)	(69,121)	141,977
2007	—	—	—	—
2008	278,827	(53,566)	(58,954)	166,307

Total	$940,072	$(263,565)	$(228,232)	$448,275

Debt service of nonrecourse notes payable:
2003	$(79,437)	$79,437	$—	$—
2004	(76,659)	76,659	—	—
2005	(217,791)	217,791	—	—
2006	(226,791)	226,791	—	—
2007	(45,568)	45,568	—	—
2008	(55,007)	55,007	—	—

Total	$(701,253)	$701,253	$—	$—

Cash flow from net mortgage investments	$495,988	$266,019	$(228,232)	$533,775

     All of the estimates of the annual operating cash flows and disposition proceeds above were provided by the swap counter party, who is also the servicer of the mortgage loans and real estate.

     As shown below, the amount of cash flows which is greater than the Company’s net mortgage investment at December 31, 2002 will be recorded as income during the remaining term of the transactions:

In thousands

ITW’s estimated share of cash flows	$533,775

Net mortgage investments at December 31, 2002:
Mortgage-related assets	$972,877
Nonrecourse notes payable	(569,472)

403,405

Future income expected to be recorded	$130,370

     The Company believes that because the swaps’ counter party is AAA-rated, there is minimal risk that the Company’s nonrecourse notes payable will not be repaid by the swap counter party. In addition, because significant assets back the total annual cash flow, the Company believes its risk of not receiving the $85.5 million is also minimal.

     Under the terms of the servicing agreements, the swap counter party, upon sale of the mortgage loans and real estate, is entitled to receive most of the disposition proceeds in excess of specified levels. Currently, the projected disposition proceeds exceed the levels specified. Furthermore, the disposition value of certain properties has been guaranteed by the swap counter party to be at least equal to their original cost. As such, modest fluctuations in the market values of the mortgage loans and real estate are expected to largely impact the swap counter party rather than ITW.

     To illustrate how the Company’s risk related to the disposition proceeds has been significantly mitigated, the effects of decreases in the estimated disposition proceeds at December 31, 2002 is shown below:

	Disposition proceeds

		Swap		Future
		Counter		ITW
	ITW’s	Party’s		Income to be
In thousands	Share	Share	Total	Recognized

Current estimate	$448,275	$491,797	$940,072	$130,370
10% reduction in disposition proceeds	435,698	410,367	846,065	117,793
20% reduction in disposition proceeds	427,291	324,767	752,058	109,386
30% reduction in disposition proceeds	411,320	246,730	658,050	93,415

     If the swap counter party is unable to sell all of the commercial loans and real estate by the end of the tenth year for each transaction, the Company will begin receiving all of the annual operating cash flow from the remaining assets. Accordingly, the Company believes that it is unlikely that the assets will not be sold within the ten-year term of each transaction.

Leases of Equipment

The Company’s net assets related to investments in leases of equipment at December 31, 2002 and 2001 were as follows:

In thousands	2002	2001

Investments in leases:
Aircraft	$47,315	$74,198
Railcars	575	655
Telecommunications	162,187	—
Manufacturing equipment	7,053	8,011
Deferred tax liabilities	(14,619)	(23,445)
Allocated general corporate debt	(141,516)	(41,088)
Other, net	(30)	(40)

	$60,965	$18,291

     In 2001, the Company entered into a leveraged lease of a Boeing 777 aircraft with United Airlines. The Company’s cash investment in this leverage lease was $29.2 million. In 2002, an impairment charge of $31.6 million was recorded related to the Company’s investments in aircraft leased to United Airlines, which declared bankruptcy in December 2002.

     In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies. The Company’s cash investment in these leveraged leases was $144.7 million.

Deferred Investment Income

In connection with the commercial mortgage and several other investment transactions, deferred investment income has been recorded for the effect of the difference between the book bases of the assets acquired and their tax bases. This deferred investment income is being amortized to income on a straight-line basis over the lives of the related transactions. The deferred investment income of $144.3 million at December 31, 2002 will be recognized in income as follows:

In thousands

2003	$42,211
2004	33,315
2005	33,315
2006	22,340
2007	11,188
2008	1,939

$144,308

Change in Accounting Standard

In 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (“FIN 46”). The Company is required to adopt FIN 46 in the third quarter of 2003. FIN 46 requires consolidation of entities in which the Company does not have a majority voting interest but is deemed to have a controlling interest. The Company is in the process of reviewing its investments to determine if any of them would be impacted by the adoption of FIN 46. It is reasonably possible that the Company’s mortgage-related investments would be deconsolidated, and the property developments and affordable housing limited partnerships would be consolidated as a result of the adoption of FIN 46.

Operating Revenues

Operating revenues increased 1.9% in 2002 and decreased 2.3% in 2001 as compared with 2001 and 2000, respectively, as follows:

Increase/(decrease) related to:	2002	2001

Base business	(1.8)%	(7.3)%
Acquisition-related	2.5	7.3
Translation	1.0	(2.0)
Other	0.2	(0.3)

Net change from prior year	1.9%	(2.3)%

     Overall, the Company believes that the majority of the changes in base operating revenues are due to changes in sales volume rather than changes in sales prices.

Operating Income

Operating income increased 15.3% in 2002 and decreased 17.2% in 2001 as compared with 2001 and 2000, respectively, as follows:

Increase/(decrease) related to:	2002	2001

Base business	5.2%	(18.8)%
Acquisition-related	2.3	3.8
Translation	1.1	(1.4)
Goodwill and indefinite-lived intangible amortization	6.4	—
Other	0.3	(0.8)

Net change from prior year	15.3%	(17.2)%

     The significant improvement in base business operating income was primarily the result of 80/20 simplification efforts across all segments. Included in the change in base business for 2002 is an increase in pension expense of $43.4 million. This change is mainly due to a decrease in the expected return on plan assets assumption for the Company’s primary pension plans. Pension expense in 2003 is expected to increase $15 million, primarily as a result of the decrease in the discount rate assumption. The elimination of the amortization of goodwill and indefinite-lived intangibles also had a significant impact on the increase in operating income as discussed below.

Amortization and Impairment of Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, the Company no longer amortizes goodwill and intangibles that have indefinite lives. SFAS 142 also requires that the Company assess goodwill and intangibles with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. On an on-going basis, the Company expects to perform its annual impairment assessment in the first quarter of each year.

     As the first step in the SFAS 142 implementation process, the Company assigned its recorded goodwill and intangibles to approximately 300 of its reporting units. Then, the fair value of each reporting unit was compared to its carrying value. Fair values were determined by discounting estimated future cash flows.

     Based on the Company’s initial impairment testing, goodwill was reduced by $254.6 million and intangible assets were reduced by $8.2 million and a net after-tax impairment charge of $221.9 million ($0.72 per diluted share) was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was related to approximately 40 businesses and primarily resulted from evaluating impairment under SFAS 142 based on discounted cash flows, instead of using undiscounted cash flows as required by the previous accounting standard.

     In addition to the cumulative effect of the change in accounting principle, goodwill and intangible expense for the years ended December 31, 2002, 2001 and 2000 was as follows:

In thousands	2002	2001	2000

Goodwill:
Amortization	$—	$80,077	$68,113
Impairment	7,877	—	18,520
Intangibles:
Amortization	20,056	24,508	20,492
Impairment	—	—	11,780

Total	$27,933	$104,585	$118,905

     In the fourth quarter of 2002, an impairment charge of $7.9 million was recognized to reduce to estimated fair value the carrying value of goodwill related to five businesses. The impairment charge primarily related to the goodwill of industrial packaging businesses in Australia and Asia which was tested for impairment because actual 2002 results were lower than previously forecasted results.

Interest Expense

Interest expense increased slightly to $68.5 million in 2002 versus $68.1 million in 2001 primarily as a result of interest expense on the $250.0 million preferred debt securities issued in 2002 offset by lower commercial paper borrowings. Interest expense decreased in 2001 from $70.0 million in 2000 primarily due to the repayment of notes payable of $225.0 million in 2000. Interest costs attributed to the Leasing and Investments segment of $43.3 million in 2002, $51.7 million in 2001 and $58.7 million in 2000 have been classified in the segment’s cost of revenues.

Other Expense

Other expense was $3.8 million in 2002 versus $7.2 million in 2001. The decline is primarily due to lower losses on the sale of plant and equipment and higher interest income, partially offset by higher losses on currency translation in 2002. Other expense decreased in 2001 from $11.5 million in 2000, primarily due to lower minority interest expense on less-than-100%-owned subsidiaries and lower losses on currency translation, partially offset by higher losses on the sale of plant and equipment in 2001.

Income Taxes

The effective tax rate was 35.0% in 2002, 34.8% in 2001 and 35.2% in 2000. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded additional valuation allowances on the net deferred income tax assets of $759.4 million at December 31, 2002 and $636.7 million at December 31, 2001 as it expects to continue to generate significant taxable income in most tax jurisdictions in future years.

Income from Continuing Operations

Income from continuing operations in 2002 of $931.8 million ($3.02 per diluted share) was 16.1% higher than 2001 income of $802.4 million ($2.62 per diluted share). Income from continuing operations in 2001 was 17.2% lower than 2000 income of $969.5 million ($3.18 per diluted share).

     The Company is anticipating full year 2003 income from continuing operations to be between $3.02 to $3.42 per diluted share.

Foreign Currency

The weakening of the U.S. dollar against foreign currencies increased operating revenues by $92 million in 2002 and increased income from continuing operations by approximately 3 cents per diluted share in 2002. The strengthening of the U.S. dollar against foreign currencies decreased operating revenues by $184 million in 2001 and $289 million in 2000, and decreased income from continuing operations by approximately 4 cents per diluted share in 2001 and 7 cents per diluted share in 2000.

Discontinued Operations

In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. These businesses were acquired by ITW in 1999 as part of the Company’s merger with Premark International Inc. (“Premark”). Subsequent to the Premark merger, the Company determined that the consumer characteristics of the businesses in the Consumer Products segment were not a good long-term fit with the Company’s other industrial-focused businesses. Businesses in this segment are located primarily in North America and manufacture household products that are used by consumers, including Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. On October 31, 2002 the sales of Precor and West Bend were completed, resulting in net cash proceeds of $207.9 million. The Company is actively marketing and intends to dispose of Florida Tile through a sale transaction in 2003. The Company’s estimated net gain on disposal of the segment is as follows:

In thousands	Pretax	Tax	After-Tax

Realized gains on 2002 sales of Precor and West Bend	$146,240	$51,604	$94,636
Estimated loss on 2003 sale of Florida Tile recorded in 2002	(123,874)	(31,636)	(92,238)

Estimated net gain on disposal of the segment	$22,366	$19,968	$2,398

     The estimated after tax net gain of $2.4 million on the segment has been deferred at December 31, 2002 pending the completion of the sale of Florida Tile in 2003.

     Results of the discontinued operations for the years ended December 31, 2002, 2001 and 2000 were as follows:

Dollars in thousands	2002	2001	2000

Operating revenues	$344,419	$405,146	$471,930
Operating income (loss)	10,804	13,767	(14,016)
Margin %	3.1%	3.4%	(3.0%)

     In 2002, operating revenues decreased 15% due to the divestiture of the West Bend and Precor businesses in the fourth quarter of 2002. Operating income and margins decreased mainly due to lower income in the West Bend and Precor businesses.

     In 2001, operating revenues decreased 14% primarily due to lower sales volume for the Florida Tile and West Bend businesses. Operating income increased significantly in 2001 as a result of higher restructuring charges in 2000. Operating margins increased due to the effect of 2000 restructuring costs and improved operating performance for Florida Tile.

     Net income or loss from discontinued operations was income of $2.7 million ($.01 per diluted share) in 2002, income of $3.2 million ($.01 per diluted share) in 2001, and a loss of $11.5 million ($.04 per diluted share) in 2000.

Liquidity and Capital Resources

Cash Flow

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

     The Company uses free operating cash flow to measure normal cash flow generated by its operations which is available for dividends, acquisitions, debt repayment and additional investments. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

     Summarized cash flow information for the three years ended December 31, 2002, 2001 and 2000 was as follows:

In thousands	2002	2001	2000

Net cash provided by operating activities	$1,288,756	$1,351,026	$1,115,571
Proceeds from investments	77,780	210,669	84,102
Additions to plant and equipment	(271,424)	(256,562)	(305,954)

Free operating cash flow	$1,095,112	$1,305,133	$893,719

Acquisitions	$(188,234)	$(556,199)	$(798,838)
Cash dividends paid	(272,319)	(249,141)	(223,009)
Purchase of investments	(194,741)	(101,329)	(14,651)
Proceeds from sale of operations and affiliates	211,075	14,015	7,758
Net proceeds (repayments) of debt	(3,495)	(363,656)	38,272
Other	128,065	82,106	15,091

Net increase (decrease) in cash and equivalents	$775,463	$130,929	$(81,658)

Return on Invested Capital

The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of the operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2002, 2001 and 2000 was as follows:

Dollars in thousands	2002	2001	2000

Operating income after taxes	$978,751	$848,967	$1,025,344

Total debt	$1,581,985	$1,580,588	$1,974,827
Less: Leasing and investments debt	(770,099)	(706,903)	(808,800)
Less: Cash and equivalents	(1,057,687)	(282,224)	(151,295)

Adjusted net debt	(245,801)	591,461	1,014,732
Total stockholders’ equity	6,649,071	6,040,738	5,400,987

Invested capital	$6,403,270	$6,632,199	$6,415,719

Average invested capital	$6,517,735	$6,523,959	$6,000,310

Return on average invested capital	15.0%	13.0%	17.1%

     The 200 basis point increase in ROIC in 2002 versus 2001 was due primarily to a 15.3% increase in after-tax operating income, mainly as a result of increases in base business income. Also contributing to the higher 2002 ROIC was a 3.5% decrease in invested capital.

     In 2001, ROIC decreased 410 basis points compared with 2000 due to a 17.2% decline in after-tax operating income, which was related to decreases in base business revenues. Also contributing to the lower 2001 ROIC was a 3.4% increase in invested capital, mainly due to acquisitions of $556.2 million. The impact of acquisitions was partially offset by lower capital expenditures and reduced working capital related to base businesses.

Working Capital

Net working capital at December 31, 2002 and 2001 is summarized as follows:

			Increase
Dollars in thousands	2002	2001	(Decrease)

Current Assets:
Cash and equivalents	$1,057,687	$282,224	$775,463
Trade receivables	1,500,031	1,450,029	50,002
Inventories	962,746	994,156	(31,410)
Net current assets of discontinued operations	4,044	100,181	(96,137)
Other	354,301	336,654	17,647

	3,878,809	3,163,244	715,565

Current Liabilities:
Short-term debt	121,604	313,447	(191,843)
Accounts payable and accrued expenses	1,250,647	1,162,459	88,188
Other	194,911	100,006	94,905

	1,567,162	1,575,912	(8,750)

Net Working Capital	$2,311,647	$1,587,332	$724,315

Current Ratio	2.48	2.01

     The increase in cash and equivalents is the result of less cash paid for acquisitions and proceeds from the sale of the Precor and West Bend businesses. Net current assets of discontinued operations decreased as a result of the sale of Precor and West Bend in October 2002. Short-term debt decreased due to the repayment of commercial paper and foreign borrowings. Accounts payable and accrued expenses increased primarily as a result of the effects of foreign currency translation and increases from acquired businesses.

Debt

Total debt at December 31, 2002 and 2001 was as follows:

			Increase
Dollars in thousands	2002	2001	(Decrease)

Short-term debt	$121,604	$313,447	$(191,843)
Long-term debt	1,460,381	1,267,141	193,240

Total debt	$1,581,985	$1,580,588	$1,397

Total debt to total capitalization	19.2%	20.7%

Total debt to total capitalization (excluding Leasing and Investments segment)	11.4%	13.1%

     In 2002, a subsidiary of the Company issued $250 million of 6.55% preferred debt securities due December 31, 2011 at 99.849% of face value. The proceeds have been used for general corporate purposes. Free operating cash flow was used to pay off commercial paper and reduce foreign borrowings.

     The Company has additional debt capacity to fund larger acquisitions. As of December 31, 2002, the Company has unused capacity of $900 million under its current U.S. debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if needed.

Contractual Obligations

The Company’s contractual cash obligations as of December 31, 2002 were as follows:

						2008 and
In thousands	2003	2004	2005	2006	2007	Future Years

Total debt excluding nonrecourse notes payable	$79,999	$22,239	$3,964	$2,424	$1,028	$902,859
Minimum lease payments	84,517	66,187	46,874	30,136	23,479	38,808
Affordable housing capital obligations	51,926	14,194	27,173	13,629	13,703	44,700
Maximum venture capital contribution	50,000	24,024	—	—	—	—
Preferred stock of subsidiaries	—	—	—	—	—	60,000

Total contractual cash obligations	$266,442	$126,644	$78,011	$46,189	$38,210	$1,046,367

     The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $32 million at December 31, 2002. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. At December 31, 2002, the Company had open stand-by letters of credit of $67 million, substantially all of which expire in 2003. The Company had no other material off-balance sheet commitments at December 31, 2002.

Stockholders’ Equity

The changes to stockholders’ equity during 2002 were as follows:

In thousands

Total stockholders’ equity, December 31, 2001	$6,040,738
Income from continuing operations	931,810
Income from discontinued operations	2,672
Cumulative effect of change in accounting principle	(221,890)
Cash dividends declared	(275,750)
Exercise of stock options, including tax benefits	71,942
Minimum pension liability	(35,595)
Currency translation adjustments	135,144

Total stockholders’ equity, December 31, 2002	$6,649,071

Market Risk

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s long-term debt and certain mortgage-related investments.

     The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates, other than $100 million of debt which has been hedged by the interest rate swap discussed below. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. In December 2002, the Company entered into an interest rate swap with a notional value of $100 million to hedge a portion of the fixed rate debt. Under the terms of the interest rate swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

     The Company has also issued nonrecourse notes in connection with the three commercial mortgage transactions. The holders of these notes have recourse only against certain mortgage-related assets.

     The mortgage-related assets acquired in the commercial mortgage transactions include 5 and 10 subperforming, variable-rate balloon loans at December 31, 2002 and 2001, respectively. The fair value of these commercial mortgage loans fluctuates as market interest rates change. The Company has entered into swap and other related agreements to reduce its credit and interest rate risks relative to the commercial mortgage loans and other mortgage-related assets. See the Leasing and Investments section for additional details regarding the net swap receivables.

     The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

				Mortgage-Related Assets
	General Corporate Debt			and Related Nonrecourse Notes

		6.55%
	5.75%	Preferred Debt	6.875%
	Notes Due	Securities Due	Notes Due	Commercial
	March 1,	December 31,	November 15,	Mortgage	Net Swap	Nonrecourse
In thousands	2009	2011	2008	Loans	Receivables	Notes

As of December 31, 2002:
Estimated cash inflow (outflow) by year of principal maturity—
2003	$—	$—	$—	$—	$54,767	$(41,605)
2004	—	—	—	—	41,383	(41,605)
2005	—	—	—	21,649	(45,156)	(184,070)
2006	—	—	—	—	20,897	(208,148)
2007	—	—	—	—	14,043	(40,770)
2008 and thereafter	(500,000)	(250,000)	(150,000)	84,023	10,748	(53,274)
Total	(500,000)	(250,000)	(150,000)	105,672	96,682	(569,472)
Estimated fair value	(544,300)	(297,400)	(172,545)	83,601	158,940	(634,308)
Carrying value	(501,008)	(249,642)	(149,892)	80,204	158,940	(569,472)
As of December 31, 2001:
Total estimated cash inflow (outflow)	$(500,000)	$—	$(150,000)	$280,643	$89,964	$(600,537)
Estimated fair value	(500,391)	—	(157,031)	259,422	133,762	(653,230)
Carrying value	(499,734)	—	(149,874)	202,348	133,762	(600,537)

Foreign Currency Risk

The Company operates in the United States and 43 other countries. In general, the Company’s products are primarily manufactured and sold in the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments which are subject to foreign currency risk at December 31, 2002 or 2001.

Critical Accounting Policies

The Company has four accounting policies which it believes are important to the Company’s financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

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

     In addition, for the majority of the U.S. operations, the Company has elected to use the last-in, first-out (“LIFO”) method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out (“FIFO”) method due to the effects of inflation.

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

Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s tax balances are based on management’s interpretation of the tax regulations and rulings of over 40 taxing jurisdictions. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income, and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

     The Company believes that the above critical policies have resulted in past actual results approximating the estimated recorded amounts in those areas.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the adequacy of internally generated funds, the recoverability of the Company’s investment in mortgage-related assets, the meeting of dividend payout objectives, the divestiture of the Florida Tile business in 2003, Premark’s target operating margins, payments under guarantees, the availability of additional financing and the Company’s 2003 forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) a continuing unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates and (6) unfavorable tax law changes and tax authority rulings.

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (“the Company”) as of December 31, 2002, and the related statements of income, income reinvested in the business, cash flows and comprehensive income for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of and for the years ending December 31, 2001 and 2000, prior to the addition of the transitional disclosures described in the Goodwill and Intangible Assets note to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in the Goodwill and Intangible Assets note to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

     As discussed above, the financial statements of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. As described in the Goodwill and Intangible Assets note, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in the Goodwill and Intangible Assets note related to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized, as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the transitional disclosures for 2001 and 2000 in the Goodwill and Intangible Assets note are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

Deloitte & Touche LLP
Chicago, Illinois
January 27, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. In fiscal 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). As discussed in the Goodwill and Intangible Assets note to the financial statements, the Company has presented transitional disclosures for 2001 and 2000 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these transitional disclosures. These disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing on the previous page.

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

Chicago, Illinois
January 28, 2002

STATEMENT OF INCOME

Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands except for per share amounts	2002	2001	2000

Operating Revenues	$9,467,740	$9,292,791	$9,511,647
Cost of revenues	6,213,791	6,191,253	6,111,392
Selling, administrative, and research and development expenses	1,720,245	1,690,850	1,703,897
Amortization and impairment of goodwill and other intangible assets	27,933	104,585	118,905

Operating Income	1,505,771	1,306,103	1,577,453
Interest expense	(68,455)	(68,051)	(69,995)
Other expense	(3,756)	(7,203)	(11,456)

Income from Continuing Operations Before Income Taxes	1,433,560	1,230,849	1,496,002
Income taxes	501,750	428,400	526,551
Income from Continuing Operations	931,810	802,449	969,451
Income (Loss) from Discontinued Operations	2,672	3,210	(11,471)
Cumulative Effect of Change in Accounting Principle	(221,890)	—	—

Net Income	$712,592	$805,659	$957,980

Income Per Share from Continuing Operations:
Basic	$3.04	$2.64	$3.21

Diluted	$3.02	$2.62	$3.18

Income (Loss) Per Share from Discontinued Operations:
Basic	$0.01	$0.01	$(0.04)

Diluted	$0.01	$0.01	$(0.04)

Cumulative Effect Per Share of Change in Accounting Principle:
Basic	$(0.72)	$—	$—

Diluted	$(0.72)	$—	$—

Net Income Per Share:
Basic	$2.33	$2.65	$3.18

Diluted	$2.31	$2.63	$3.15

STATEMENT OF INCOME REINVESTED IN THE BUSINESS

Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2002	2001	2000

Beginning balance	$5,765,421	$5,214,098	$4,485,515
Net income	712,592	805,659	957,980
Cash dividends declared	(275,750)	(255,735)	(229,397)
Adjustment to prior pooling-of-interests transaction	—	1,399	—

Ending balance	$6,202,263	$5,765,421	$5,214,098

STATEMENT OF COMPREHENSIVE INCOME

Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2002	2001	2000

Net Income	$712,592	$805,659	$957,980
Other comprehensive income:
Foreign currency translation adjustments	135,144	(3,213)	(210,185)
Minimum pension liability adjustments	(53,467)	—	—
Income tax related to minimum pension liability adjustments	17,872	—	—

Comprehensive income	$812,141	$802,446	$747,795

The Notes to Financial Statements are an integral part of these statements.

STATEMENT OF FINANCIAL POSITION

Illinois Tool Works Inc. and Subsidiaries

	December 31

In thousands except shares	2002	2001

Assets
Current Assets:
Cash and equivalents	$1,057,687	$282,224
Trade receivables	1,500,031	1,450,029
Inventories	962,746	994,156
Deferred income taxes	217,738	197,428
Prepaid expenses and other current assets	136,563	139,226
Net current assets of discontinued operations	4,044	100,181

Total current assets	3,878,809	3,163,244

Plant and Equipment:
Land	119,749	114,649
Buildings and improvements	1,041,680	960,232
Machinery and equipment	2,817,006	2,800,341
Equipment leased to others	135,508	123,422
Construction in progress	91,714	105,316

	4,205,657	4,103,960
Accumulated depreciation	(2,574,408)	(2,470,270)

Net plant and equipment	1,631,249	1,633,690

Investments	1,392,410	1,278,285
Goodwill	2,394,519	2,516,813
Intangible Assets	230,291	221,881
Deferred Income Taxes	541,625	439,278
Other Assets	506,552	459,429
Net Noncurrent Assets of Discontinued Operations	47,646	109,729

	$10,623,101	$9,822,349

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$121,604	$313,447
Accounts payable	416,958	367,249
Accrued expenses	833,689	795,210
Cash dividends payable	70,514	67,084
Income taxes payable	124,397	32,922

Total current liabilities	1,567,162	1,575,912

Noncurrent Liabilities:
Long-term debt	1,460,381	1,267,141
Other	946,487	938,558

Total noncurrent liabilities	2,406,868	2,205,699

Stockholders’ Equity:
Common stock:
Issued—306,825,627 shares in 2002 and 305,169,742 shares in 2001	3,068	3,052
Additional paid-in-capital	747,778	675,856
Income reinvested in the business	6,202,263	5,765,421
Common stock held in treasury	(1,662)	(1,666)
Accumulated other comprehensive income	(302,376)	(401,925)

Total stockholders’ equity	6,649,071	6,040,738

	$10,623,101	$9,822,349

The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF CASH FLOWS

Illinois Tool Works Inc. and Subsidiaries

	For the Years Ended December 31

In thousands	2002	2001	2000

Cash Provided by (Used for) Operating Activities:
Net income	$712,592	$805,659	$957,980
Adjustments to reconcile net income to cash provided by operating activities:
(Income) loss from discontinued operations	(2,672)	(3,210)	11,471
Cumulative effect of change in accounting principle	221,890	—	—
Depreciation and amortization and impairment of goodwill and intangible assets	305,752	386,308	391,565
Change in deferred income taxes	(60,471)	38,612	(16,238)
Provision for uncollectible accounts	21,696	21,862	10,198
Loss on sale of plant and equipment	6,146	11,106	7,479
Income from investments	(147,024)	(139,842)	(151,692)
Non-cash interest on nonrecourse notes payable	39,629	42,885	44,871
Loss on sale of operations and affiliates	4,777	4,389	6,014
Other non-cash items, net	1,853	(7,479)	(7,704)
Change in assets and liabilities:
(Increase) decrease in—
Trade receivables	8,058	156,794	47,622
Inventories	71,844	158,502	(13,493)
Prepaid expenses and other assets	10,981	(18,757)	(50,975)
Net assets of discontinued operations	1,433	36,054	31,410
Increase (decrease) in—
Accounts payable	14,455	(105,758)	(69,522)
Accrued expenses and other liabilities	(9,649)	(62,401)	(94,455)
Income taxes payable	87,422	26,288	11,209
Other, net	44	14	(169)

Net cash provided by operating activities	1,288,756	1,351,026	1,115,571

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(188,234)	(556,199)	(798,838)
Additions to plant and equipment	(271,424)	(256,562)	(305,954)
Purchase of investments	(194,741)	(101,329)	(14,651)
Proceeds from investments	77,780	210,669	84,102
Proceeds from sale of plant and equipment	29,208	20,000	28,595
Proceeds from sale of operations and affiliates	211,075	14,015	7,758
Other, net	3,079	7,432	(5,539)

Net cash used for investing activities	(333,257)	(661,974)	(1,004,527)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(272,319)	(249,141)	(223,009)
Issuance of common stock	44,381	54,699	25,410
Net proceeds (repayments) of short-term debt	(231,214)	(351,743)	302,076
Proceeds from long-term debt	258,426	4,122	1,125
Repayments of long-term debt	(30,707)	(16,035)	(264,929)
Other, net	2,790	1,330	(493)

Net cash used for financing activities	(228,643)	(556,768)	(159,820)

Effect of Exchange Rate Changes on Cash and Equivalents	48,607	(1,355)	(32,882)

Cash and Equivalents:
Increase (decrease) during the year	775,463	130,929	(81,658)
Beginning of year	282,224	151,295	232,953

End of year	$1,057,687	$282,224	$151,295

Cash Paid During the Year for Interest	$73,284	$79,541	$92,062

Cash Paid During the Year for Income Taxes	$474,954	$338,864	$507,783

Liabilities Assumed from Acquisitions	$34,267	$96,963	$282,891

The Notes to Financial Statements are an integral part of this statement. See the Investments note for information regarding noncash transactions.

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

     Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years’ data have been made to conform to current year reporting.

     The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to investments, income taxes and product liability matters. Other significant estimates relate to accounts receivable, inventories, pensions, plant and equipment, product warranties, postretirement benefits and environmental matters.

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, tax, product liability and general liability claims. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters, its experience in contesting, litigating and settling other similar matters, and any related insurance coverage. The Company does not currently anticipate the amount of any ultimate liability with respect to these matters will materially affect the Company’s financial position, liquidity or future operations.

     Consolidation and Translation—The financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company’s foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.

Foreign subsidiaries’ assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a separate component of stockholders’ equity.

Discontinued Operations—In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. The segment is comprised of the following businesses: Precor specialty exercise equipment, West Bend appliances and premium cookware, and Florida Tile ceramic tile. The consolidated financial statements for all periods have been restated to present these businesses as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. On October 31, 2002 the sales of Precor and West Bend were completed, resulting in cash proceeds of $207,928,000. The Company is actively marketing and intends to dispose of Florida Tile through a sale transaction in 2003. The Company’s estimated net gain on disposal of the segment is as follows:

In thousands	Pretax	Tax	After-Tax

Realized gains on 2002 sales of Precor and West Bend	$146,240	$51,604	$94,636
Estimated loss on 2003 sale of Florida Tile recorded in 2002	(123,874)	(31,636)	(92,238)

Estimated net gain on disposal of the segment	$22,366	$19,968	$2,398

     The estimated net gain of $2,398,000 on the segment has been deferred at December 31, 2002 pending the completion of the sale of Florida Tile in 2003.

     Results of the discontinued operations for the years ended December 31, 2002, 2001 and 2000 were as follows:

In thousands	2002	2001	2000

Operating revenues	$344,419	$405,146	$471,930

Operating income	$10,804	$13,767	$(14,016)

Income (loss) before income taxes	$10,768	$8,710	$(17,822)
Income taxes	8,096	5,500	(6,351)

Net income (loss) from discontinued operations	$2,672	$3,210	$(11,471)

     The net assets of the discontinued operations as of December 31, 2002 and 2001 were as follows:

In thousands	2002	2001

Accounts receivable	$17,299	$64,897
Inventory	44,286	71,481
Accounts payable	(4,919)	(14,258)
Deferred gain on divestiture	(2,398)	—
Accrued liabilities	(58,491)	(40,686)
Other, net	8,267	18,747

Net current assets of discontinued operations	$4,044	$100,181

Net property, plant and equipment	$41,497	$79,730
Net goodwill and intangibles	—	68,200
Deferred income tax assets (liabilities)	32,083	(11,618)
Other assets	262	1,606
Noncurrent liabilities	(26,196)	(28,189)

Net noncurrent assets of discontinued operations	$47,646	$109,729

Acquisitions—Summarized information related to acquisitions during 2002, 2001 and 2000 was as follows:

In thousands except number of acquisitions	2002	2001	2000

Number of acquisitions	21	29	45
Net cash paid	$188,234	$556,199	$798,838
Goodwill and intangible assets recorded	$131,707	$422,523	$634,739

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

Operating Revenues are recognized when legal title and the risks of ownership are transferred to the customer, which is generally at the time of product shipment. Operating revenues for the Leasing and Investments segment include income from mortgage-related investments, leases and other investments that is recognized based on the applicable accounting method for each type of investment. See the Investments note for the detailed accounting policies related to the Company’s significant investments.

     No single customer accounted for more than 10% of consolidated revenues in 2002, 2001 or 2000. Export sales from U.S. operations to third parties were less than 10% of total operating revenues during those years.

Research and Development Expenses are recorded as expense in the year incurred. These costs were $101,344,000 in 2002, $102,288,000 in 2001 and $106,118,000 in 2000.

Rental Expense was $94,395,000 in 2002, $96,143,000 in 2001 and $85,336,000 in 2000. Future minimum lease payments for the years ended December 31 are as follows:

In thousands

2003	$84,517
2004	66,187
2005	46,874
2006	30,136
2007	23,479
2008 and future years	38,808

$290,001

Advertising Expenses are recorded as expense in the year incurred. These costs were $69,557,000 in 2002, $67,345,000 in 2001 and $75,799,000 in 2000.

Interest Expense related to debt has been recorded in the statement of income as follows:

In thousands	2002	2001	2000

Cost of revenues	$43,333	$51,682	$58,695
Interest expense	68,455	68,051	69,995
Income (loss) from discontinued operations	1,578	1,921	2,382

	$113,366	$121,654	$131,072

     The interest expense recorded as cost of revenues relates to the Leasing and Investments segment and includes interest expense related to both the direct debt of the segment and general corporate debt allocated to the segment based on the after-tax cash flows of the investments. The allocation of interest expense from general corporate debt to the segment was $3,704,000, $8,797,000 and $13,824,000 in 2002, 2001 and 2000, respectively.

     General corporate interest expense has been allocated to discontinued operations based on proportional net assets excluding debt and was $1,536,000, $1,876,000 and $2,382,000 in 2002, 2001 and 2000, respectively.

Other Income (Expense) consisted of the following:

In thousands	2002	2001	2000

Interest income	$17,574	$16,176	$15,783
Loss on sale of operations and affiliates	(4,777)	(4,389)	(6,014)
Loss on sale of plant and equipment	(6,146)	(11,106)	(7,479)
Loss on foreign currency translation	(9,070)	(5,282)	(8,065)
Other, net	(1,337)	(2,602)	(5,681)

	$(3,756)	$(7,203)	$(11,456)

     The interest income above relates to general corporate short-term investments. Interest income related to the investments of the Leasing & Investments segment are included in the operating income of that segment.

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

In thousands	2002	2001	2000

U.S. federal income taxes:
Current	$334,329	$245,733	$359,108
Deferred	62,084	64,460	30,446

	396,413	310,193	389,554

Foreign income taxes:
Current	153,949	115,821	122,241
Deferred	(67,721)	(17,103)	(20,460)

	86,228	98,718	101,781

State income taxes:
Current	15,617	10,987	26,468
Deferred	3,492	8,502	8,748
	19,109	19,489	35,216

	$501,750	$428,400	$526,551

     Income from continuing operations before income taxes for domestic and foreign operations was as follows:

In thousands	2002	2001	2000

Domestic	$1,185,606	$922,723	$1,243,474
Foreign	247,954	308,126	252,528

	$1,433,560	$1,230,849	$1,496,002

     The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2002	2001	2000

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.1	1.3	2.0
Nondeductible goodwill amortization and impairment	0.1	1.5	1.2
Differences between U.S. federal statutory and foreign tax rates	0.3	(0.6)	0.4
Other, net	(1.5)	(2.4)	(3.4)

Effective tax rate	35.0%	34.8%	35.2%

     Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on undistributed earnings of international subsidiaries of $4,500,000,000 as of December 31, 2002, as the earnings are considered permanently invested. Upon distribution of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

     The components of deferred income tax assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002		2001

In thousands	Asset	Liability	Asset	Liability

Acquisition asset basis differences	$122,961	$(39,927)	$58,400	$(25,571)
Inventory reserves, capitalized tax cost and LIFO inventory	40,815	(19,560)	57,115	(19,286)
Investments	175,201	(32,203)	216,625	(51,049)
Plant and equipment	17,215	(55,580)	21,722	(50,125)
Accrued expenses and reserves	220,016	—	128,611	—
Employee benefit accruals	196,306	—	203,469	—
Foreign tax credit carryforwards	—	—	35,438	—
Net operating loss carryforwards	106,655	—	69,942	—
Allowances for uncollectible accounts	14,584	—	13,290	—
Prepaid pension assets	—	(23,864)	—	(42,189)
Other	93,072	(22,794)	50,360	(15,278)

Gross deferred income tax assets (liabilities)	986,825	(193,928)	854,972	(203,498)
Valuation allowances	(33,534)	—	(14,768)	—

Total deferred income tax assets (liabilities)	$953,291	$(193,928)	$840,204	$(203,498)

     The valuation allowances recorded at December 31, 2002 and 2001 relate primarily to net operating loss carryforwards. No additional valuation allowances have been recorded on the net deferred income tax assets of $759,363,000 and $636,706,000 at December 31, 2002 and 2001, respectively, as the Company expects to continue to generate significant taxable income in most tax jurisdictions in future years.

     At December 31, 2002, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

In thousands	Gross Net Operating Loss Carryforwards

2003	$2,082
2004	878
2005	3,740
2006	35,886
2007	3,941
2008	750
2009	2,498
2010	2,976
2011	1,965
2012	3,801
2013	—
2014	2,654
2015	3,983
2016	—
2017	—
2018	—
2019	—
2020	11,419
2021	7,502
Do not expire	157,514

$241,589

Income from Continuing Operations Per Share is computed by dividing income from continuing operations by the weighted average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted average number of shares assuming dilution. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period. The computation of income from continuing operations per share was as follows:

In thousands except per share amounts	2002	2001	2000

Income from continuing operations	$931,810	$802,449	$969,451

Income from continuing operations per share—Basic:
Weighted average common shares	306,157	304,112	301,573

Income from continuing operations per share—Basic	$3.04	$2.64	$3.21

Income from continuing operations per share—Diluted:
Weighted average common shares	306,157	304,112	301,573
Effect of dilutive stock options	1,888	2,194	2,841

Weighted average common shares assuming dilution	308,045	306,306	304,414

Income from continuing operations per share—Diluted	$3.02	$2.62	$3.18

     Options that had exercise prices greater than the average market price of the common shares were not included in the computation of diluted income from continuing operations. The year-to-date weighted average antidilutive options outstanding as of December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000

Weighted average shares issuable under antidilutive options	915	1,319,190	1,359,262
Weighted average exercise price per share	$68.13	$65.50	$65.49

     The majority of these options will expire in 2009.

Cash and Equivalents included interest-bearing deposits of $874,659,000 at December 31, 2002, and $95,305,000 at December 31, 2001. Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2002, 2001, and 2000 were as follows:

In thousands	2002	2001	2000

Beginning balance	$(61,065)	$(52,274)	$(50,860)
Provision charged to expense	(21,696)	(21,862)	(10,198)
Write-offs, net of recoveries	21,996	19,443	16,899
Acquisitions and divestitures	(3,437)	(6,322)	(7,345)
Other	(1,956)	(50)	(770)

Ending balance	$(66,158)	$(61,065)	$(52,274)

Inventories at December 31, 2002 and 2001 were as follows:

In thousands	2002	2001

Raw material	$275,902	$287,067
Work-in-process	98,678	101,418
Finished goods	588,166	605,671

	$962,746	$994,156

     Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 38% and 36% of total inventories as of December 31, 2002 and 2001, respectively. The first-in, first-out (“FIFO”) method is used for all other inventories. Under the FIFO method, which approximates current cost, total inventories would have been approximately $92,613,000 and $95,457,000 higher than reported at December 31, 2002 and 2001, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

     Depreciation was $277,819,000 in 2002 compared with $281,723,000 in 2001 and $272,660,000 in 2000 and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

     The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10–50 years
Machinery and equipment	3–20 years
Equipment leased to others	Term of lease

     Investments as of December 31, 2002 and 2001 consisted of the following:

In thousands	2002	2001

Mortgage-related assets	$972,877	$972,480
Leveraged, direct financing and sales-type leases of equipment	217,130	82,864
Affordable housing limited partnerships	116,623	129,714
Prepaid forward contract	24,554	23,398
Venture capital limited partnership	21,724	13,071
Property developments	20,039	32,352
Properties held for sale	19,505	19,921
Other	(42)	4,485

	$1,392,410	$1,278,285

     The components of the investment in mortgage-related assets at December 31, 2002 and 2001 were as shown below:

In thousands	2002	2001

Commercial mortgage loans	$80,204	$202,348
Commercial real estate	643,611	588,778
Net swap receivables	158,940	133,762
Receivable from mortgage servicer	75,498	34,179
Annuity contract	7,824	7,159
U.S. Treasury security	6,800	6,254

	$972,877	$972,480

     In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States and include five and ten variable-rate balloon loans at December 31, 2002 and 2001, respectively, and 40 and 41 properties at December 31, 2002 and 2001, respectively. Included in these mortgage-related assets at December 31, 2002 are three loans which are currently paying interest at less than the contractual rate and eight properties which are foreclosed mortgages. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the Company’s nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26,000,000 a year, the Company has a right to receive the balance from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $1,800,000,000 at December 31, 2002. The Company entered into the swaps and other related agreements in order to reduce its real estate, credit and interest rate risks relative to the mortgage-related assets and related nonrecourse notes payable.

     The Company expects to recover its net investment in the mortgage-related assets of $403,405,000 at December 31, 2002, (net of the related nonrecourse notes payable) through its expected net cash flow of $26,000,000 per year for the remainder of the ten-year periods and its estimated $448,275,000 share of the total proceeds from disposition of the mortgage-related assets and principal repayments. The swap counter party is contractually obligated to manage and sell the commercial mortgage loans and real estate and has provided the Company with the estimated disposition amounts.

     Interest income is recorded on the commercial mortgage loans based on the effective yield determined at the inception of the commercial mortgage transactions. The Company evaluates whether the commercial mortgage loans have been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeds the discounted cash flows, an impairment loss is recorded through the operating income of the Leasing and Investments segment. Interest income is recognized on impaired mortgage loans based on the original effective yield of the loans. Loans that are foreclosed are transferred to commercial real estate at carrying value. At December 31, 2002 and 2001, the Company’s gross investment in impaired mortgage loans (before impairment loss allowances) was $101,648,000 and $79,456,000, respectively. Substantially all of the mortgage loans at December 31, 2002 mature in 2004.

     The changes to the impairment loss allowances during 2002, 2001 and 2000 were as follows:

In thousands	2002	2001	2000

Beginning balance	$(11,993)	$(4,577)	$(10,134)
Provision charged to expense	(21,895)	(7,652)	(291)
Recoveries	—	236	4,286
Sales and foreclosures	8,956	—	1,562

Ending balance	$(24,932)	$(11,993)	$(4,577)

     The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value at December 31, 2002 and 2001 by $3,397,000 and $57,074,000, respectively.

     Commercial real estate is recorded at cost and depreciated on a straight-line basis over an estimated useful life of 39 years. At least annually, the real estate assets are evaluated for impairment by comparing estimated future undiscounted cash flows to the carrying values. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recorded equal to the difference between the estimated fair value and the carrying value of the impaired asset. Gains and losses are recorded on the sale of the real estate assets through the operating income of the Leasing and Investments segment based on the proceeds of the sale compared with the carrying value of the asset sold.

     The net swap receivables are recorded at fair value, based on the estimated future cash flows discounted at current market interest rates. All estimated future cash flows are provided by the swap counter party, who also is the servicer of the mortgage loans and real estate. Market interest rates for the swap inflows are based on the current market yield of a bond of the swap counter party. Discount rates for the swap outflows are based on an estimate of risk-adjusted rates for real estate assets. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows, discount rates or interest rates are recorded through the operating income of the Leasing and Investment segment.

     The components of the investment in leveraged, direct financing and sales-type leases at December 31, 2002 and 2001 were as shown below:

In thousands	2002	2001

Gross lease contracts receivable, net of nonrecourse debt service	$114,330	$62,992
Estimated residual value of leased assets	196,656	47,822
Unearned income	(93,856)	(27,950)

Investment in leveraged, direct financing and sales-type leases	217,130	82,864
Deferred income taxes related to leveraged and direct financing leases	(8,613)	(22,616)

Net investment in leveraged, direct financing and sales-type leases	$208,517	$60,248

     The investment in leveraged, direct financing and sales-type leases relates to the following types of equipment at December 31, 2002 and 2001:

In thousands	2002	2001

Aircraft	$47,315	$74,198
Railcars	575	655
Telecommunications	162,187	—
Manufacturing	7,053	8,011

Investment in leveraged, direct financing and sales-type leases	$217,130	$82,864

     In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies. The Company’s cash investment in these leveraged leases was $144,676,000.

     In 2001, the Company entered into a leveraged lease of a Boeing 777 aircraft with United Airlines. The Company’s cash investment in this leveraged lease was $29,198,000.

     The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2002, 2001 and 2000 were as shown below:

In thousands	2002	2001	2000

Lease income before income taxes	$26,731	$3,941	$3,695
Impairment on aircraft leases	(31,565)	—	—
Investment tax credits recognized	(548)	430	652
Income tax expense	2,258	(1,471)	(1,124)

	$(3,124)	$2,900	$3,223

     Unearned income is recognized as lease income over the life of the lease based on the effective yield of the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually. In 2002, an impairment charge of $31,565,000 was recorded related to the Company’s investments in aircraft leased to United Airlines, which declared bankruptcy in December 2002.

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

     The Company’s investment in the prepaid forward contract was initially recorded at cost. Interest income is being accrued for this contract based on the effective yield of the contract.

     The Company entered into a venture capital limited partnership in 2001, which will invest in late stage venture capital opportunities. The Company has committed to total capital contributions to this partnership of $100,000,000 over a five-year period. The Company has a 25% limited partnership interest and accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnerships’ income or loss.

     The Company invests in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. These partnership investments are accounted for using the equity method, in which the Company’s share of the partnerships’ income is recorded as an increase to the investments.

     In 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (“FIN 46”). The Company is required to adopt FIN 46 in the third quarter of 2003. FIN 46 requires consolidation of entities in which the Company does not have a majority voting interest but is deemed to have a controlling interest. The Company is in the process of reviewing its investments to determine if any of them would be impacted by the adoption of FIN 46. It is reasonably possible that the Company’s mortgage-related investments would be deconsolidated, and the property developments and affordable housing limited partnerships would be consolidated as a result of the adoption of FIN 46. The Company’s risk of loss related to these investments is generally limited to the carrying value of these investments at December 31, 2002.

     Cash flows related to investments during 2002, 2001 and 2000 were as follows:

In thousands	2002	2001	2000

Cash used to purchase investments—
Leveraged leases of equipment	$(152,253)	$(29,198)	$—
Affordable housing limited partnerships	(29,065)	(48,088)	(379)
Venture capital limited partnership	(11,872)	(14,104)	—
Property developments	(1,402)	(9,727)	(14,146)
Other	(149)	(212)	(126)

	$(194,741)	$(101,329)	$(14,651)

Cash proceeds from investments—
Commercial mortgage transactions	$26,467	$26,934	$26,934
Leases of equipment	16,755	14,385	13,907
Properties held for sale	13,609	8,940	11,474
Property developments	20,810	31,097	29,302
Affordable housing limited partnerships	—	126,760	—
Other	139	2,553	2,485

	$77,780	$210,669	$84,102

     The Company’s only material noncash transactions during 2002, 2001 and 2000 relate to the payment of the debt service on the Company’s nonrecourse notes payable by the mortgage swap counter party, as follows:

In thousands	2002	2001	2000

Payments by mortgage swap counter party—
Principal	$31,066	$47,286	$25,320
Interest	40,201	43,539	45,392

	$71,267	$90,825	$70,712

Non-cash interest expense	$39,629	$42,885	$44,871

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, the Company no longer amortizes goodwill and intangibles that have indefinite lives. SFAS 142 also requires that the Company assess goodwill and intangibles with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. On an ongoing basis, the Company expects to perform its annual impairment assessment in the first quarter of each year.

     As the first step in the SFAS 142 implementation process, the Company assigned its recorded goodwill and intangibles to approximately 300 of its reporting units. Then, the fair value of each reporting unit was compared to its carrying value. Fair values were determined by discounting estimated future cash flows.

     Based on the Company’s initial impairment testing, goodwill was reduced by $254,582,000 and intangible assets were reduced by $8,234,000 and a net after-tax impairment charge of $221,890,000 ($0.72 per diluted share) was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was related to approximately 40 businesses and primarily resulted from evaluating impairment under SFAS 142 based on discounted cash flows, instead of using undiscounted cash flows as required by the previous accounting standard.

     Goodwill expense was $7,877,000 in 2002, $80,077,000 in 2001 and $86,633,000 in 2000. The goodwill expense in 2002 related to an impairment charge recorded in the fourth quarter, primarily related to the goodwill of industrial packaging businesses in Australia and Asia which was tested for impairment because actual 2002 results were lower than previously forecasted results. Included in goodwill expense for 2000 are impairment charges of $18,520,000, primarily related to a laminate business in Europe that was acquired by Premark in 1998. Due mainly to price deterioration and increased competition in the UK market, this laminate business failed to achieve the operating results previously forecasted.

     The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 were as follows:

	Engineered	Engineered	Specialty	Specialty
	Products	Products	Systems	Systems
In thousands	North America	International	North America	International	Total

Beginning balance	$574,962	$424,223	$853,557	$664,071	$2,516,813
Acquisitions	18,086	23,910	37,804	32,085	111,885
Impairment write-offs	(51,002)	(19,030)	(85,977)	(106,450)	(262,459)
Foreign currency translation	(456)	12,373	(85)	16,448	28,280

Ending balance	$541,590	$441,476	$805,299	$606,154	$2,394,519

     Intangible assets as of December 31, 2002 and December 31, 2001 were as follows:

	December 31, 2002			December 31, 2001

		Accumulated			Accumulated
In thousands	Cost	Amortization	Net	Cost	Amortization	Net

Amortizable Intangibles:
Trademarks and brands	$10,075	$(2,453)	$7,622	$9,339	$(1,685)	$7,654
Customer lists and relationships	18,971	(4,771)	14,200	28,371	(2,848)	25,523
Patents	86,318	(40,060)	46,258	74,971	(34,762)	40,209
Noncompete agreements	67,261	(29,843)	37,418	63,203	(21,742)	41,461
Other	57,588	(29,556)	28,032	50,239	(25,648)	24,591
Indefinite-lived Intangibles:
Trademarks and brands	96,761	—	96,761	82,443	—	82,443

Total intangible assets	$336,974	$(106,683)	$230,291	$308,566	$(86,685)	$221,881

     Intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 17 years. Intangible expense was $20,056,000 in 2002, $24,508,000 in 2001 and $32,272,000 in 2000. Included in intangible expense in 2000 are impairment charges of $11,780,000 related to the European laminate business. Intangible amortization expense related to amortizable intangible assets under SFAS 142 would have been $21,443,000 in 2001 and $17,520,000 in 2000.

     The estimated amortization expense of intangible assets for the years ending December 31 is as follows:

In thousands

2003	$19,041
2004	18,449
2005	17,423
2006	15,979
2007	12,848

     A transitional reconciliation of the previously reported 2001 and 2000 statement of income information to pro forma amounts that reflect the elimination of amortization of goodwill and indefinite-lived intangible assets is presented below:

	2001			2000

		Per Share	Per Share		Per Share	Per Share
In thousands except per share amounts	Amount	Basic	Diluted	Amount	Basic	Diluted

Income from continuing operations, as reported	$802,449	$2.64	$2.62	$969,451	$3.21	$3.18
Amortization of goodwill and indefinite-lived intangible assets	71,531	0.24	0.23	61,918	0.21	0.20

Pro forma income from continuing operations	873,980	2.87	2.85	1,031,369	3.42	3.39

Income (loss) from discontinued operations, as reported	3,210	0.01	0.01	(11,471)	(0.04)	(0.04)
Amortization of goodwill and indefinite-lived intangible assets	2,372	0.01	0.01	2,475	0.01	0.01

Pro forma income (loss) from discontinued operations	5,582	0.02	0.02	(8,996)	(0.03)	(0.03)

Pro forma net income	$879,562	$2.89	$2.87	$1,022,373	$3.39	$3.36

Other Assets as of December 31, 2002 and 2001 consisted of the following:

In thousands	2002	2001

Cash surrender value of life insurance policies	$193,802	$172,468
Prepaid pension assets	163,077	146,728
Investment in unconsolidated affiliates	54,342	41,802
Other	95,331	98,431

	$506,552	$459,429

Retirement Plans and Postretirement Benefits—Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans related to both continuing and discontinued operations was as follows:

	Pension			Other Postretirement Benefits

In thousands	2002	2001	2000	2002	2001	2000

Components of net periodic benefit cost:
Service cost	$58,222	$57,841	$43,981	$15,902	$13,982	$10,628
Interest cost	78,695	73,924	73,060	29,868	27,808	25,254
Expected return on plan assets	(104,945)	(137,374)	(123,505)	—	—	—
Amortization of prior service (benefit) cost	(4,030)	(4,125)	(1,896)	6,675	6,675	4,563
Amortization of actuarial (gain) loss	741	(4,041)	(2,555)	536	—	(199)
Amortization of transition amount	(899)	(986)	(6,692)	—	—	—
Settlement/curtailment (gain) loss	819	—	—	(3,272)	—	—

Net periodic benefit cost (income)	$28,603	$(14,761)	$(17,607)	$49,709	$48,465	$40,246

	Pension		Other Postretirement Benefits

In thousands	2002	2001	2002	2001

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$1,157,332	$1,094,025	$426,514	$384,035
Service cost	58,222	57,841	15,902	13,982
Interest cost	78,695	73,924	29,868	27,808
Plan participant contributions	2,125	1,541	12,274	7,053
Amendments	22,654	2,826	(4,837)	—
Actuarial (gain) loss	(26,968)	27,699	45,478	28,007
Benefits paid	(93,039)	(91,123)	(43,851)	(34,371)
Liabilities (to) from other plans	16,803	(8,832)	4,393	—
Foreign currency translation	21,524	(569)	—	—

Benefit obligation at end of period	$1,237,348	$1,157,332	$485,741	$426,514

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$1,157,403	$1,508,828	$—	$—
Actual return on plan assets	(112,291)	(258,629)	—	—
Company contributions	12,917	10,836	31,577	27,318
Plan participant contributions	2,125	1,541	12,274	7,053
Benefits paid	(93,039)	(91,123)	(43,851)	(34,371)
Assets (to) from other plans	12,025	(12,174)	—	—
Foreign currency translation	13,569	(1,876)	—	—

Fair value of plan assets at end of period	$992,709	$1,157,403	$—	$—

Funded status	$(244,639)	$71	$(485,741)	$(426,514)
Unrecognized net actuarial loss	313,203	118,032	61,854	16,912
Unrecognized prior service (benefit) cost	(16,196)	(41,457)	70,263	78,503
Unrecognized net transition amount	(1,390)	(2,242)	—	—
Contributions after measurement date	1,012	929	39,742	6,713
Other immaterial plans	(13,667)	(17,950)	—	(4,392)

Net amount recognized	$38,323	$57,383	$(313,882)	$(328,778)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$135,997	$146,728	$—	$—
Accrued benefit liability	(178,221)	(89,345)	(294,755)	(308,022)
Intangible asset for minimum pension liability	27,080	—	—	—
Net assets of discontinued operations	—	—	(19,127)	(20,756)
Accumulated other comprehensive loss for minimum pension liability	53,467	—	—	—

Net amount recognized	$38,323	$57,383	$(313,882)	$(328,778)

Plans with accumulated benefit obligation in excess of plan assets as of September 30:
Projected benefit obligation	$372,936	$198,028

Accumulated benefit obligation	$328,970	$190,935

Fair value of plan assets	$175,631	$84,135

     The Company generally funds its pension plans to the extent such contributions are tax deductible. As of December 31, 2002, the Company’s principal domestic pension plan is funded to the maximum allowed under U.S. tax law. In 2002, the Company funded its principal postretirement health plan to the maximum extent allowed under U.S. tax law.

     The weighted average assumptions used in the valuation of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits

	2002	2001	2000	2002	2001	2000

Discount rate	6.44%	7.05%	7.19%	6.60%	7.25%	7.50%
Expected return on plan assets	8.06%	10.51%	10.55%	—	—	—
Rate of compensation increases	4.43%	4.09%	4.05%	—	—	—
Current health care cost trend rate	—	—	—	11.00%	12.00%	5.00%
Ultimate health care cost trend rate in 2008	—	—	—	5.00%	5.00%	5.00%

     Assumed health care cost trend rates have an effect on the amounts reported for the other post-retirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease

Effect on total of service and interest cost components	3.05%	(2.68%)
Effect on postretirement benefit obligation	3.40%	(3.03%)

     In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of domestic employees. The Company’s contributions to these plans were $25,029,000 in 2002, $24,811,000 in 2001 and $26,236,000 in 2000.

Short-Term Debt as of December 31, 2002 and 2001 consisted of the following:

In thousands	2002	2001

Bank overdrafts	$63,700	$59,016
Commercial paper	—	82,898
Australian facilities	—	56,065
United Kingdom facilities	—	52,447
Current maturities of long-term debt	48,627	43,434
Other borrowings by foreign subsidiaries	9,277	19,587

	$121,604	$313,447

     Commercial paper was issued at a discount and generally matured 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 1.8% at December 31, 2001.

     As of December 31, 2002, the Company had a short-term credit facility in Australia with maximum available borrowings of Australian $60,000,000. No amounts were outstanding under this facility at year-end 2002. In 2001, the weighted average interest rate on Australian facilities was 4.6%.

     As of December 31, 2002, the Company had a short-term credit facility in the United Kingdom with maximum available borrowings of 10,000,000 British Pounds. No amounts were outstanding under this facility at year-end 2002. In 2001, the weighted average interest rate on UK facilities was 4.3%.

     The weighted average interest rate on other foreign borrowings was 3.4% at December 31, 2002 and 3.7% at December 31, 2001. In 2002, the Company entered into a $400,000,000 Line of Credit Agreement with a termination date of June 20, 2003. No amounts were outstanding under this facility at year-end 2002.

     During 2001, the Company issued extendible commercial notes (“ECNs”). ECNs are unsecured notes issued at a discount. The notes may be issued with a maximum initial maturity date of 90 days, but may be extended to a final maturity date of 390 days at the Company’s discretion. The Company’s maximum ECN available borrowings are $150,000,000. At December 31, 2002 and 2001, there were no ECNs outstanding.

     Accrued Expenses as of December 31, 2002 and 2001 consisted of accruals for:

In thousands	2002	2001

Compensation and employee benefits	$279,088	$253,875
Warranties	58,861	55,493
Affordable housing capital obligations	51,926	57,754
Current portion of deferred investment income	42,211	42,211
Other	401,603	385,877

	$833,689	$795,210

     The changes in accrued warranties during 2002 and 2001 were as follows:

In thousands	2002	2001

Beginning balance	$55,493	$46,470
Charges	(31,561)	(32,393)
Provisions charged to expense	34,929	41,416

Ending balance	$58,861	$55,493

Long-Term Debt at December 31, 2002 and 2001 consisted of the following:

In thousands	2002	2001

6.875% notes due November 15, 2008	$149,892	$149,874
5.75% notes due March 1, 2009	501,008	499,734
6.55% preferred debt securities due December 31, 2011	249,642	—
6.59% nonrecourse note due semiannually through December 31, 2005	153,500	169,500
7.00% nonrecourse note due semiannually through November 30, 2006	199,619	213,597
6.44% nonrecourse note due semiannually through February 29, 2008	216,353	217,440
Other borrowings	38,994	60,430

	1,509,008	1,310,575
Current maturities	(48,627)	(43,434)

	$1,460,381	$1,267,141

     In 1998, the Company issued $150,000,000 of 6.875% notes due November 15, 2008 at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $22,653,000 at December 31, 2002 and $7,157,000 at December 31, 2001.

     In 1999, the Company issued $500,000,000 of 5.75% redeemable notes due March 1, 2009, at 99.281% of face value. The effective rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $43,292,000 at December 31, 2002 and $657,000 at December 31, 2001. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. At December 31, 2002, the variable interest rate under the swap was 3.37%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

     In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities due December 31, 2011 at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.74%. The estimated fair value of the securities exceeded the carrying value by approximately $47,758,000 at December 31, 2002.

     In connection with the commercial mortgage transactions, the Company issued a $256,000,000, 6.28% nonrecourse note at face value in 1995, a $266,265,000, 7.0% nonrecourse note at face value in 1996 and a $217,440,000, 6.44% nonrecourse note at face value in 1997. In 1997, the Company refinanced the 6.28% nonrecourse note with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the commercial mortgage loans, commercial real estate and net swap receivables, which are included in investments. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $64,836,000 at December 31, 2002, and $52,693,000 at December 31, 2001.

     In 1992, the Company entered into a $300,000,000 revolving credit facility (RCF). Since 1992, the Company amended the RCF to increase the maximum available borrowings to $350,000,000 and extend the termination date to September 30, 2003. The amended RCF provides for borrowings under a number of options and may be reduced or canceled at the Company’s option. There were no amounts outstanding under the RCF as of December 31, 2002 or 2001.

     At December 31, 2002, the Company was in compliance with its most restrictive financial covenants as follows:

Dollars in thousands	Per Debt Covenants	Actual as of December 31, 2002

Maximum total debt to total capitalization percentage	50%	19%
Minimum consolidated tangible net worth	$2,400,000	$6,915,852

     Other debt outstanding at December 31, 2002, bears interest at rates ranging from 0.5% to 14.5%, with maturities through the year 2016.

     Scheduled maturities of long-term debt for the years ended December 31 are as follows:

In thousands

2004	$63,844
2005	188,034
2006	210,572
2007	41,798
2008 and future years	956,133

$1,460,381

     In connection with forming joint ventures, the Company has provided debt guarantees of $32,000,000 and $21,000,000 at December 31, 2002 and 2001, respectively. The Company has not recorded any liabilities related to these guarantees at December 31, 2002 or 2001 as it is not probable that the Company will be required to make any payments under the terms of the guarantees.

     At December 31, 2002, the Company had open stand-by letters of credit of $67,000,000, substantially all of which expire in 2003. At December 31, 2001, the Company had open stand-by letters of credit of $79,000,000, substantially all of which expired in 2002.

Other Noncurrent Liabilities at December 31, 2002 and 2001 consisted of the following:

In thousands	2002	2001

Postretirement benefit obligation	$294,755	$308,022
Pension	178,221	89,345
Affordable housing capital obligations	113,399	153,020
Deferred investment income	102,097	144,308
Preferred stock of subsidiaries	60,000	60,000
Other	198,015	183,863

	$946,487	$938,558

     In connection with the commercial mortgage and several other investment transactions, the Company has recorded deferred investment income for the effect of the difference between the book bases of the assets acquired and their tax bases. This deferred investment income is being amortized to revenue of the Leasing and Investments segment on a straight-line basis over the lives of the related transactions. The portion of the deferred investment income that will be amortized in the next year has been classified as current in accrued expenses.

     In 2001, the Company committed to two new affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third party financial institution. The excess cash of $126,760,000 was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects.

     The Company’s capital contributions to all of the affordable housing limited partnerships are expected to be paid as follows:

In thousands

2004	$14,194
2005	27,173
2006	13,629
2007	13,703
2008 and future years	44,700

$113,399

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

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2002, 2001 and 2000 are shown below:

			Additional
	Common Stock		Paid-In-Capital	Common Stock Held in Treasury

In thousands except shares	Shares	Amount	Amount	Shares	Amount

Balance, December 31, 1999	300,829,216	$3,008	$517,210	(260,536)	$(1,783)
During 2000—
Shares issued for stock options	1,710,146	17	27,990	(2,354)	138
Shares surrendered on exercise of stock options	(47,015)	—	(2,753)	2,354	(138)
Tax benefits related to stock options exercised	—	—	29,391	—	—
Shares issued for acquisitions	213,897	2	12,363	—	—
Shares issued for restricted stock grants	2,850	—	156	—	—

Balance, December 31, 2000	302,709,094	3,027	584,357	(260,536)	(1,783)

During 2001—
Shares issued for stock options	2,483,531	25	56,089	—	—
Shares surrendered on exercise of stock options	(22,689)	—	(1,414)	—	—
Tax benefits related to stock options exercised	—	—	36,347	—	—
Escrow shares returned from prior acquisitions	(194)	—	—	—	—
Shares issued for restricted stock grants	—	—	477	17,200	117

Balance, December 31, 2001	305,169,742	3,052	675,856	(243,336)	(1,666)

During 2002—
Shares issued for stock options	1,687,489	16	46,594	(2,380)	(162)
Shares surrendered on exercise of stock options	(31,604)	—	(2,229)	2,380	162
Tax benefits related to stock options exercised	—	—	27,328	—	—
Shares issued for restricted stock grants	—	—	229	600	4

Balance, December 31, 2002	306,825,627	$3,068	$747,778	(242,736)	$(1,662)

Authorized, December 31, 2002	350,000,000

Cash Dividends declared were $.90 per share in 2002, $.84 per share in 2001 and $.76 per share in 2000. Cash dividends paid were $.89 per share in 2002, $.82 per share in 2001 and $.74 per share in 2000.

Comprehensive Income—Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s components of other comprehensive income are foreign currency translation adjustments and minimum pension liability.

Stock Options have been issued to officers and other management employees under ITW’s 1996 Stock Incentive Plan and Premark’s 1994 Incentive Plan. The stock options generally vest over a four-year period. At December 31, 2002, 20,276,625 shares of ITW common stock were reserved for issuance under these plans. Option prices are 100% of the common stock fair market value on the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), allows the recognition of compensation cost related to employee stock options. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which does not require that compensation cost be recognized. The pro forma net income effect of applying SFAS 123 was as follows:

In thousands except per share amounts	2002	2001	2000

Net Income:
As reported	$712,592	$805,659	$957,980
Pro forma	687,393	785,781	947,098
Net income per basic share:
As reported	$2.33	$2.65	$3.18
Pro forma	2.25	2.58	3.14
Net income per diluted share:
As reported	$2.31	$2.63	$3.15
Pro forma	2.23	2.57	3.11

     The estimated fair value of the options granted by ITW is calculated using the Black-Scholes option-pricing model. The following summarizes the assumptions used in the model:

	2002	2001	2000

Risk-free interest rate	4.1%	5.2%	5.4%
Expected stock volatility	28.4%	28.9%	28.4%
Dividend yield	1.05%	1.02%	1.04%
Expected years until exercise	5.7	5.7	5.7

     Stock option activity during 2002, 2001 and 2000 is summarized as follows:

	2002		2001		2000

	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price	of Shares	Exercise Price

Under option at beginning of year	13,469,604	$49.26	13,324,203	$42.01	11,950,643	$34.41
Granted	357,580	65.70	2,710,700	62.25	3,248,479	55.88
Exercised	(1,689,869)	27.69	(2,483,531)	22.70	(1,711,453)	15.90
Canceled or expired	(30,396)	56.71	(81,768)	47.09	(163,466)	34.81

Under option at end of year	12,106,919	52.74	13,469,604	49.26	13,324,203	42.01

Exercisable at year-end	7,995,212		7,609,614		8,228,561
Available for grant at year-end	8,196,706		8,462,906		11,079,149
Weighted average fair value of options granted during the year		$20.47		$21.18		$19.03

     The following table summarizes information on stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable

	Number	Weighted Average	Number
Range of	Outstanding	Remaining	Weighted Average	Exercisable	Weighted Average
Exercise Prices	2002	Contractual Life	Exercise Price	2002	Exercise Price

$5.85–18.87	755,177	2.02 years	$17.46	755,177	$17.46
19.80–33.38	1,189,493	3.03 years	30.57	1,189,493	30.57
34.59–46.59	880,220	5.65 years	41.19	880,220	41.19
54.03–68.10	9,282,029	7.67 years	59.55	5,170,322	58.80

	12,106,919	6.72 years	52.74	7,995,212	48.75

     On January 2, 2003, the Company granted 792,158 shares of restricted stock to domestic officers and other management employees. This grant was made in lieu of the normal 2002 stock option grant. Annual compensation expense of $17,517,000 related to this grant will be recorded over the three-year vesting period.

Segment Information—Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

     The Company has approximately 600 operations in 44 countries, which are aggregated and organized for internal reporting purposes into the following five segments:

Engineered Products—North America: Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days. In the plastic and metal components and fasteners category, product examples include cordless nailing systems for new housing and renovation projects, plastic interior door handles for automobiles and light trucks, and plastic shelving supports for household appliances. In the specialty products category, product examples include reclosable packaging for consumer food applications, specialty swabs and wipes for clean room usage, and specialty adhesives for household purposes.

Engineered Products—International: Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days. In the plastic and metal components and fastener category, products are similar to those made in North America and serve the construction, automotive and general industrial sectors. In the specialty products category, a product example includes electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips.

Specialty Systems—North America: Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented value-added products become part of the customers’ production process and typically are manufactured and delivered in a period of time of more than 30 days. In the machinery and related consumables category, examples of products include industrial packaging equipment and plastic and steel strap for the bundling and shipment of a variety products for customers in numerous end markets, welding equipment and consumables for a variety of end market users, and equipment and consumables that multi-pack cans and bottles for the food and beverage industry. In the specialty equipment category, product examples include commercial food equipment such as dishwashers, refrigerators and specialty scales for use by restaurants and supermarkets, and paint spray equipment for a variety of general industrial applications.

Specialty Systems—International: Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ production process and typically are manufactured and delivered in a period of time of more than 30 days. In the machinery and related consumables category, products are similar to those made in North America and include numerous equipment and consumables for use by the customers serving the general industrial and food and beverage sectors. In the specialty equipment category, products are used by food equipment and paint spray equipment customers.

Leasing & Investments: Businesses that make opportunistic investments in mortgage-related assets, leveraged and direct financing leases of telecommunications, aircraft and other equipment, properties and property developments, affordable housing and a venture capital fund.

     Segment information for 2002, 2001 and 2000 was as follows:

In thousands	2002	2001	2000

Operating Revenues:
Engineered Products—North America	$3,042,070	$2,974,104	$3,184,033
Engineered Products—International	1,566,387	1,471,559	1,466,982
Specialty Systems—North America	3,353,719	3,396,320	3,351,568
Specialty Systems—International	1,693,042	1,668,895	1,741,629
Leasing & Investments	181,570	149,691	154,278
Intersegment revenues	(369,048)	(367,778)	(386,843)

	$9,467,740	$9,292,791	$9,511,647

Operating Income:
Engineered Products—North America	$533,459	$495,661	$626,625
Engineered Products—International	212,824	179,508	167,881
Specialty Systems—North America	509,299	451,236	580,923
Specialty Systems—International	164,656	183,441	189,279
Leasing & Investments	85,533	79,398	83,898
Amortization of goodwill and indefinite-lived intangible assets	—	(83,141)	(71,153)

	$1,505,771	$1,306,103	$1,577,453

Depreciation and Amortization:
Engineered Products—North America	$102,788	$125,202	$118,068
Engineered Products—International	57,080	74,081	99,182
Specialty Systems—North America	90,820	120,389	105,978
Specialty Systems—International	54,355	65,873	67,325
Leasing & Investments	709	763	1,012

	$305,752	$386,308	$391,565

Plant & Equipment Additions:
Engineered Products—North America	$82,619	$74,325	$110,435
Engineered Products—International	63,786	57,775	68,700
Specialty Systems—North America	71,233	73,479	75,423
Specialty Systems—International	53,751	50,983	51,396
Leasing & Investments	35	—	—

	$271,424	$256,562	$305,954

Identifiable Assets:
Engineered Products—North America	$1,787,984	$1,806,626	$1,791,948
Engineered Products—International	1,471,043	1,411,905	1,444,270
Specialty Systems—North America	2,171,129	2,419,368	2,339,084
Specialty Systems—International	1,647,230	1,564,176	1,535,945
Leasing & Investments	1,536,067	1,444,236	1,408,984
Corporate	1,957,958	966,128	751,862
Net assets of discontinued operations	51,690	209,910	242,754

	$10,623,101	$9,822,349	$9,514,847

Segment operating income was restated for 2001 and 2000 to exclude amortization of goodwill and indefinite-lived intangible assets.

     Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents and other general corporate assets.

     Enterprise-wide information for 2002, 2001 and 2000 was as follows:

In thousands	2002	2001	2000

Operating Revenues by Product Line:
Engineered Products—North America—
Fasteners & Components	$2,403,948	$2,345,481	$2,526,342
Specialty Products	638,122	628,623	657,691

	$3,042,070	$2,974,104	$3,184,033

Engineered Products—International—
Fasteners & Components	$1,364,274	$1,284,127	$1,263,281
Specialty Products	202,113	187,432	203,701

	$1,566,387	$1,471,559	$1,466,982

Specialty Systems—North America—
Equipment & Consumables	$1,915,271	$1,858,223	$1,757,099
Specialty Equipment	1,438,448	1,538,097	1,594,469

	$3,353,719	$3,396,320	$3,351,568

Specialty Systems—International—
Equipment & Consumables	$1,079,018	$1,056,008	$1,064,577
Specialty Equipment	614,024	612,887	677,052

	$1,693,042	$1,668,895	$1,741,629

Operating Revenues by Geographic Region:
United States	$5,941,602	$5,880,762	$6,051,750
Europe	2,421,747	2,350,008	2,392,235
Australia	357,348	329,300	302,902
Asia	333,939	322,971	371,554
Other	413,104	409,750	393,206

	$9,467,740	$9,292,791	$9,511,647

     Total noncurrent assets excluding deferred tax assets and financial instruments were $5,361,000,000 and $5,515,000,000 at December 31, 2002 and 2001, respectively. Of these amounts, approximately 61% and 63% was attributed to U.S. operations for 2002 and 2001, respectively. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA

Quarterly Financial Data (Unaudited)

	Three Months Ended

	March 31		June 30		September 30		December 31

In thousands except per share amounts	2002	2001	2002	2001	2002	2001	2002	2001

Operating revenues	$2,204,654	$2,295,840	$2,434,625	$2,417,502	$2,401,038	$2,301,168	$2,427,423	$2,278,281
Cost of revenues	1,475,119	1,537,365	1,576,003	1,595,250	1,561,548	1,527,862	1,601,121	1,530,776
Operating income	309,899	296,273	429,008	379,872	396,936	324,649	369,928	305,309
Income from continuing operations	194,372	182,401	265,245	234,458	244,260	197,881	227,933	187,709
Income (loss) from discontinued operations	4,075	357	2,266	(1,682)	1,276	1,174	(4,945)	3,361
Cumulative effect of change in accounting principle	(221,890)	—	—	—	—	—	—	—
Net income (loss)	(23,443)	182,758	267,511	232,776	245,536	199,055	222,988	191,070
Income per share from continuing operations:
Basic	.64	.60	.87	.77	.80	.65	.74	.62
Diluted	.63	.60	.86	.77	.79	.65	.74	.61
Net income (loss) per share:
Basic	(.08)	.60	.87	.77	.80	.65	.73	.63
Diluted	(.08)	.60	.87	.76	.80	.65	.72	.62

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2002 and 2001 were as shown below:

	Market Price Per Share		Dividends
			Declared
	High	Low	Per Share

2002
Fourth quarter	$69.73	$55.03	$.23
Third quarter	69.95	56.01	.23
Second quarter	76.54	66.21	.22
First quarter	77.80	63.52	.22
2001
Fourth quarter	$69.40	$52.75	$.22
Third quarter	66.85	49.15	.22
Second quarter	71.99	54.50	.20
First quarter	67.67	54.62	.20

     The approximate number of holders of record of common stock as of February 1, 2003, was 13,067. This number does not include beneficial owners of the Company’s securities held in the name of nominees.