Form 10-K/A, Exhibit 13
period 2002-12-31
ILLINOIS TOOL WORKS INC
filed 2003-09-26
CIK 49826

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 600 operations in 44 countries which are aggregated and organized for internal reporting purposes into the following five segments: Engineered Products — North America; Engineered Products — International; Specialty Systems — North America; Specialty Systems — International; and Leasing and Investments. These segments are described below.

     Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, past due receivables, return on invested capital and cash flow. These key measurements are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management. The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, currency translation and restructuring costs on the operating revenues and operating income of each segment. Base businesses are those businesses which have been included in the Company’s results of operations for more than a year.

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

     The result of the application of this 80/20 simplification process is that the Company’s operating and financial performance is improved. These 80/20 efforts often result in restructuring projects that reduce costs and improve margins. Corporate management works more closely with those business units that have operating results below expectations to help the unit apply this 80/20 simplification process and improve their results.

Consolidated Results of Operations

The Company’s consolidated results of operations for 2002, 2001 and 2000 is summarized as follows:

Dollars in thousands	2002	2001	2000

Operating revenues	$9,467,740	$9,292,791	$9,511,647
Operating income	1,505,771	1,306,103	1,577,453
Margin %	15.9%	14.1%	16.6%

Comparison of 2002 versus 2001

Operating revenues increased 2% in 2002 primarily due to the revenue from acquired companies, which increased revenue 3%. Revenue increases of 1% due to favorable foreign currency rates, primarily in Europe, were offset by base business revenue declines of 2%.

     North American base business revenues declined 2%, as North American industrial production and as a result, capacity utilization and capital spending, remained at depressed levels. Consequently, many of the markets that the North American base businesses serve, except for automotive, remained weak.

     Internationally, base business revenues only declined 1% as economic conditions improved in the second half of 2002, particularly in the Australian and European construction and the European automotive markets. However, weak international capital spending continued to have an unfavorable effect on the Company’s equipment businesses.

Operating income increased 15% in 2002 mainly due to the elimination of goodwill amortization expense as a result of a 2002 accounting change (6%) and higher base business income (5%). In addition, income from acquired companies contributed 2% to the increase and favorable currency translation contributed 1%.

     The above 2% revenue decline, decreased base business income by 5%. However, cost improvements increased base business income by 10%, primarily due to the benefits of 80/20 simplification efforts and the resulting restructuring activity in 2001 and 2000, especially in the Specialty Systems North America segment. Included in the change in base business income for 2002 is an increase in pension expense of $43.4 million, mainly due to a decrease in the expected return on plan assets assumption for the Company’s primary pension plans.

Operating margins increased by 180 basis points primarily due to the goodwill accounting change (90 basis points) and base business cost improvements (130 basis points), partially offset by the effect of lower base business revenues (40 basis points).

Comparison of 2001 versus 2000

Operating revenues decreased by 2% in 2001 due to lower base business revenues (7%) and unfavorable foreign currency rates (2%), partially offset by revenues from acquired companies, which increased revenues 7%.

     North American base business revenues declined 10%, as North American industrial production, automotive builds and commercial construction activity continued to decline in 2001. Consequently, all the markets that the North American base businesses serve continued to weaken.

     Internationally, base business revenues declined 2% as the strengthening of the European construction and automotive markets were more than offset by weakening European industrial production, which had an unfavorable effect on all of the Company’s other international operations, particularly the electronic component packaging, food equipment and industrial packaging businesses.

Operating income decreased 17% in 2002 primarily due to the leverage effect of lower revenues, which reduced base business income by 18%. In addition, income from acquired companies increased income by 4% and unfavorable currency translation reduced income by 1%.

Operating margins decreased by 250 basis points primarily due to the effect of lower base business revenues (190 basis points) and the lower margins of acquired businesses (40 basis points).

Engineered Products — North America Segment

Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days.

In the plastic and metal components and fasteners category, products include:

•	metal fasteners and fastening tools for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance, furniture and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

In the specialty products category, products include:

•	reclosable packaging for consumer food applications;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	hand wipes for industrial purposes;

•	chemical fluids which clean or add lubrication to machines;

•	adhesives for industrial, construction and household purposes;

•	epoxy and resin-based coating products for industrial applications; and

•	components for industrial machines.

In 2002, this segment primarily served the construction (45%), automotive (32%) and general industrial (9%) markets.

The results of operations for the Engineered Products — North America segment for 2002, 2001 and 2000 were as follows:

Dollars in thousands	2002	2001	2000

Operating revenues	$3,042,070	$2,974,104	$3,184,033
Operating income	533,459	495,661	626,625
Margin %	17.5%	16.7%	19.7%

Comparison of 2002 versus 2001

Operating revenues increased 2% in 2002 versus 2001 mainly due to a 1% increase in base business revenues and a 2% increase from revenues of acquired companies. The base business revenue increase is primarily due to a 10% increase in automotive revenues due to increased consumer demand as a result of low interest financing incentives provided to consumers by the “big three” U.S. automotive manufacturers. This increase was , mostly offset by a 2% decline in construction revenues and a 4% decline in general industrial revenues due to slower end market demand.

Operating income increased 8% in 2002 due to four factors. First, the 1% higher base business revenues increased income by 2% due to operating leverage. Secondly, lower restructuring expense increased income by 3%. Thirdly, cost savings, primarily in the automotive and electronic component packaging businesses, increased income by 1%. Finally, income from acquired companies contributed 2% to income.

Operating margins increased 80 basis points due to the above factors. Lower restructuring expenses increased margins by 50 basis points, base business cost improvements contributed 20 basis points and base business revenue growth increased margins 10 basis points.

Comparison of 2001 versus 2000

Operating revenues decreased 7% in 2001 versus 2000. Base business revenues declined 10%, mainly due to an 8% decline in construction revenues, a 10% decline in automotive revenues and a 13% decline in general industrial revenues. The base business revenue decline was partially offset by revenue increases from acquisitions of 3%.

Operating income declined 21% in 2001 versus 2000. Base business income declined 21% due to the 10% decline in base business revenues, offset by a 1% increase as a result of cost savings, primarily in the construction and general industrial businesses. In addition, higher restructuring costs reduced income by 3% and income from acquired businesses increased income by 2%.

Operating margins declined 300 basis points in 2001 due to the above factors. Lower revenues reduced margins by 250 basis points and higher restructuring costs further reduced margins by 50 basis points.

Engineered Products — International Segment

Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days.

In the plastic and metal components and fastener category, products include:

•	metal fasteners and fastening tools for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

In the specialty products category, products include:

•	electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	adhesives for industrial, construction and household purposes;

•	chemical fluids which clean or add lubrication to machines; and

•	epoxy and resin-based coating products for industrial applications.

In 2002, this segment primarily served the construction (37%), automotive (31%), and general industrial (12%) markets.

The results of operations for the Engineered Products — International segment for 2002, 2001 and 2000 were as follows:

Dollars in thousands	2002	2001	2000

Operating revenues	$1,566,387	$1,471,559	$1,466,982
Operating income	212,824	179,508	167,881
Margin %	13.6%	12.2%	11.4%

Comparison of 2002 versus 2001

Operating revenues increased 6% in 2002 versus 2001, primarily due to a 2% increase from acquired businesses offset by a 1% decrease related to divestitures, favorable foreign currency translation of 3% and a 2% increase in base business revenues. The base business revenue increase was due to a 3% increase in construction revenues, led by the Asia/Pacific markets, a 3% revenue increase in the general industrial businesses and flat automotive revenues.

Operating income increased 19% in 2002, due to several factors. First, the increase in base business revenues resulted in a 6% increase in income due to operating leverage. Secondly, reduced operating costs increased income by 4%, despite higher pension expense and a fixed asset writedown in the Asian laminate business of $5 million. Thirdly, lower restructuring costs and income from acquired business each contributed 2% to the income increase. Finally, favorable currency translation increased income by 5%.

Operating margins increased by 140 basis points in 2002 mainly due to increased revenues (50 basis points), lower costs (40 basis points), and reduced restructuring expenses (30 basis points).

Comparison of 2001 versus 2000

Operating revenues were flat in 2001 versus 2000 as the 7% revenue growth from acquisitions was mostly offset by unfavorable currency translation of 6%. Base business revenues declined by 1%. Higher revenues in construction businesses of 2% and higher automotive revenues of 1% were more than offset by an 8% decline in revenues in the general industrial businesses.

Operating income increased 7% in 2001 primarily due to four factors. First, lower operating expenses increased income by 9%, primarily due to writedowns of goodwill and intangible assets related to a laminate business in Europe in 2000. Secondly, income from acquired companies contributed 6% to the increase. Thirdly, the base business revenue decline of 1% lowered income by 3% due to operating leverage. Lastly, unfavorable currency translation reduced income by 5%.

Operating margins increased 80 basis points in 2001 mainly as a result of the 2000 goodwill and intangible writedowns, which contributed to the 110 basis point increase from lower base business operating costs. Reduced revenues lowered margins by 20 basis points and the lower margins of acquired companies reduced margins by 10 basis points. See Goodwill and Intangible Assets note for additional discussion of the 2000 goodwill and intangible writedowns.

Specialty Systems — North America Segment

Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ production process and typically are manufactured and delivered in a period of time of more than 30 days.

In the machinery and related consumables category, products include:

•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic bottle sleeves and related equipment for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit;

•	marking tools and inks for various end users; and

•	foil and film and related equipment used to decorate a variety of consumer products.

In the specialty equipment category, products include:

•	commercial food equipment such as dishwashers, refrigerators, mixers, ovens, food slicers and specialty scales for use by restaurants, institutions and supermarkets;

•	paint spray equipment for a variety of general industrial applications;

•	static control equipment for electronics and industrial applications;

•	wheel balancing and tire uniformity equipment used in the automotive industry; and

•	airport ground power generators for commercial and military applications.

In 2002, this segment primarily served the food retail and service (29%), general industrial (22%), construction (10%), and food and beverage (9%) markets.

The results of operations for the Specialty Systems — North America segment for 2002, 2001 and 2000 were as follows:

Dollars in thousands	2002	2001	2000

Operating revenues	$3,353,719	$3,396,320	$3,351,568
Operating income	509,299	451,236	580,923
Margin %	15.2%	13.3%	17.3%

Comparison of 2002 versus 2001

Operating revenues declined 1% in 2002 versus 2001 as revenue increases from acquired companies of 3% were more than offset by base business revenue declines of 4%. In the base businesses, slower end market demand as a result of weakening industrial production reduced food equipment revenues by 5%, industrial packaging revenues by 4%, and general industrial revenues by 9%. These declines were modestly offset by a 2% growth in revenues in the welding businesses.

Operating income increased 13% in 2002 primarily due to four factors. First, base business income was higher by 25% due to reductions in operating costs, primarily in the industrial packaging, food equipment and decorating businesses. Secondly, base business income was down 12% due to the 4% decline in base business revenues as a result of operating leverage. Thirdly, acquired businesses contributed 2% to the income increase. Finally, income was reduced by 2% due to higher restructuring costs, primarily in the industrial packaging, food equipment and decorating businesses. Restructuring in this segment represented approximately 45% of the total company restructuring costs incurred over the last two years and the benefits of these 80/20 simplification efforts can be seen in the lower operating expenses.

Operating margins increased 190 basis points in 2002, primarily as a result of lower operating costs, which increased margins by 340 basis points. The above margin increase was partially offset by the effect of lower income due to operating leverage, higher restructuring expenses and the lower margins of acquired businesses, which reduced margins by 100, 30 and 10 basis points, respectively.

Comparison of 2001 versus 2000

Operating revenues in 2001 grew 1% versus 2000. Increased revenues from acquisitions of 11% were partially offset by a 9% decrease in base business revenues, as slow demand in end markets negatively impacted revenues in the industrial packaging businesses by 15%, the food equipment business by 6%, the welding business by 8% and the general industrial business by 9%.

Operating income declined 22% primarily due to lower base business income of 23% due to the above 9% decrease in base business revenues. In addition, base business income decreased 2% due to higher operating costs, including higher pension expense, higher restructuring costs decreased income by 1%, and income from acquired companies that increased income by 4%.

Operating margins fell 400 basis points in 2001 primarily due to a 250 basis point decline as a result of lower base business revenues. In addition, lower margins of acquired companies, higher restructuring costs, and higher operating costs reduced margins by 85, 20 and 50 basis points, respectively.

Specialty Systems — International Segment

Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ production process and typically are manufactured and delivered in a period of time of more than 30 days.

In the machinery and related consumables category, products include:

•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic bottle sleeves and related equipment for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit; and

•	foil and film and related equipment used to decorate a variety of consumer products.

In the specialty equipment category, products include:

•	commercial food equipment such as dishwashers, refrigerators, mixers, ovens, food slicers and specialty scales for use by restaurants, institutions and supermarkets;

•	paint spray equipment for a variety of general industrial applications;

•	static control equipment for electronics and industrial applications; and

•	airport ground power generators for commercial applications.

In 2002, this segment primarily served the general industrial (26%), food retail and service (21%), and food and beverage (15%) markets.

The results of operations for the Specialty Systems — International segment for 2002, 2001 and 2000 were as follows:

Dollars in thousands	2002	2001	2000

Operating revenues	$1,693,042	$1,668,895	$1,741,629
Operating income	164,656	183,441	189,279
Margin %	9.7%	11.0%	10.9%

Comparison of 2002 versus 2001

Operating revenues increased by 1% in 2002, mainly due to a positive 3% impact of currency fluctuation and a 2% increase from acquisition-related revenues, offset by a revenue decline of 4% in the base businesses. Primarily as a result of weakening industrial production and capital spending in Europe, industrial packaging revenues declined 5%, food equipment declined 6%, and general industrial revenues declined 3%.

Operating income decreased 10% in 2002 primarily as a result of a 14% decline in base business income driven primarily by the 4% decline in base revenues and a 3% decrease due to higher restructuring expenses. These income declines were partially offset by a 2% increase in income from acquired businesses and a 4% income increase due to favorable currency translation. Cost improvements in this segment were offset by goodwill impairment charges of approximately $7 million related to industrial packaging businesses in Australia and Asia, an asset writedown of $2.5 million at a European industrial packaging unit and higher pension expense.

Operating margins declined 130 basis points in 2002. The impact of lower revenues reduced margins by 110 basis points while higher restructuring expenses reduced margins by 30 basis points. Favorable currency translation increased margins by 10 basis points.

Comparison of 2001 versus 2000

Operating revenues decreased 4% in 2001 mainly due to the effect of currency fluctuations, which reduced revenues by 6%. Acquisition-related revenue growth of 6% was partially offset by revenue decreases of 1% due to divestitures. Mainly as a result of weakening European industrial production, base business revenue declined 3%, primarily due to a 5% decline in food equipment revenues and a 6% decline in industrial packaging revenues.

Operating income decreased 3% primarily due to two factors. First, base business income declined 12% due to the 3% decline in base revenues. Secondly, an unfavorable currency translation decreased income by 6%. Offsetting these income declines was a 4% reduction in operating expenses, 6% higher income due to lower restructuring expenses, and acquisition—related income of 4%.

Operating margins increased by 10 basis points. A 90 basis point margin decline due to lower revenues and a 10 basis point margin decline from acquisitions were offset by a 70 basis point margin increase from lower restructuring expenses and a 50 basis point margin increase from lower operating expenses.

Leasing and Investments — Segment

Businesses in this segment make investments in mortgage-related assets, leveraged and direct financing leases of telecommunications, aircraft and other equipment, properties and property developments, affordable housing and a venture capital fund. See the Investments note for a detailed discussion of the accounting policies for the various investments in this segment.

In thousands	2002	2001	2000

Operating revenues	$181,570	$149,691	$154,278
Operating income	85,533	79,398	83,898

     Operating income (loss) by investment for the years ended December 31, 2002, 2001 and 2000 was as follows:

In thousands	2002	2001	2000

Mortgage investments	$83,357	$59,192	$64,716
Leases of equipment	(6,658)	3,873	2,855
Property developments	6,583	7,096	6,522
Properties held for sale	5,532	2,979	1,296
Venture capital limited partnership	(3,588)	(1,158)	—
Other	307	7,416	8,509

	$85,533	$79,398	$83,898

     Income (loss) from mortgage investments consisted of the following components as of December 31, 2002, 2001 and 2000:

In thousands	2002	2001	2000

Commercial mortgage loans	$(7,584)	$27,869	$29,101
Commercial real estate	(11,498)	40,676	43,514
Net swap receivables	116,003	10,331	15,242
Deferred investment income	30,723	30,723	30,723
Interest expense on nonrecourse debt	(39,629)	(42,885)	(44,871)
Interest expense on allocated debt	(1,465)	(4,167)	(6,789)
Preferred stock dividend expense	(4,120)	(4,120)	(4,120)
Other	927	765	1,916

	$83,357	$59,192	$64,716

     In 2002, income from mortgage loans and real estate was substantially lower than in 2001 due primarily to the softening of the commercial real estate market, which resulted in impairment charges on the commercial loans and real estate of $54.1 million and losses on sales of assets of $22.7 million. Swap income increased substantially in 2002 due to mark-to-market adjustments as a result of lower market interest rates and lower estimated future cash flows from the mortgage loans and real estate. The swap and related agreements protect the Company from the majority of the real estate risk and interest rate risks from the assets and liabilities in these transactions.

     In 2001, mortgage income declined 9% compared with 2000 due to lower gains on the sales of assets in 2001 versus 2000. In 2001, 17 assets were sold for a net gain of $1.6 million, while in 2000, 11 assets were sold for a net gain of $7.5 million. Because the mortgage-related assets are diverse in nature, it is not expected that gains and losses on sales would be comparable between years.

     Income from leases of $3.9 million in 2001 decreased to a loss of $6.7 million in 2002 due mainly to an impairment charge of $31.6 million related to aircraft leases, partially offset by income from new telecommunications leases of $15.8 million. Income related to properties held for sale increased significantly due to a gain on the sale of a Chicago-area property of $7.4 million in 2002 versus a gain on the sale of a former manufacturing facility in Connecticut of $3.9 million in 2001. Operating losses from the venture capital limited partnership increased in 2002 due to a $2.5 million writedown related to one of the partnership’s investments. Operating income from other investments decreased primarily due to higher interest expense related to affordable housing investments.

     In 2001, start-up losses related to the new venture capital limited partnership investment reduced operating income by $1.2 million.

     The net assets attributed to the Leasing and Investments segment at December 31, 2002 and 2001 are summarized by investment type as follows:

In thousands	2002	2001

Mortgage investments	$252,518	$156,857
Leases of equipment	60,965	18,291
Properties held for sale	19,000	19,309
Property developments	12,624	16,269
Affordable housing limited partnerships	4,123	2,183
Other, net	11,558	35,157

	$360,788	$248,066

     The net assets attributed to the Leasing and Investments segment are included in the following financial statement captions as of December 31, 2002 and 2001:

In thousands	2002	2001

Assets:
Investments	$1,392,410	$1,278,285
Deferred tax assets	142,998	165,576
Other assets	659	375

	1,536,067	1,444,236

Liabilities:
Debt-
Nonrecourse notes payable	569,472	600,537
Allocated general corporate debt	200,627	106,366
Deferred investment income	144,308	186,519
Affordable housing capital obligations	165,325	210,774
Preferred stock of subsidiaries	60,000	60,000
Other liabilities	35,547	31,974

	1,175,279	1,196,170

Net assets	$360,788	$248,066

A portion of the Company’s general corporate debt has been attributed to the various investments of the Leasing and Investments segment based on the net cumulative after-tax cash investments in the projects.

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

     In 1995, 1996 and 1997, the Company acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States and include five variable-rate balloon loans and 40 properties at December 31, 2002. Included in these mortgage-related assets at December 31, 2002 are three loans which are currently paying interest at less than the contractual rate and eight properties which resulted from foreclosed mortgages. In conjunction with these transactions, the Company simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the Company’s nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26 million a year, the Company has a right to receive the balance from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests), which the swap counter party has estimated to have a total fair value of approximately $1.8 billion at December 31, 2002.

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

$403,405

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

     In 2001, the Company entered into a leveraged lease of a Boeing 777 aircraft with United Airlines. The Company’s cash investment in this leverage lease was $29.2 million. In 2002, an impairment charge of $31.6 million was recorded related to the Company’s investments in aircraft leased to United Airlines, which declared bankruptcy in December 2002. Of this impairment charge, $28.6 million related to a direct financing lease of a Boeing 757 aircraft. This charge was estimated based on the reduced lease payments that United Airlines has agreed to pay (pending approval by the bankruptcy court) in the future versus the Company’s lease receivable under the existing lease agreement. Although some credit risk exists relating to the remaining investments in aircraft due to financial difficulties and overcapacity in the airline industry, the Company believes that its net remaining investment of $47.3 million at December 31, 2002 will be realizable as sufficient collateral exists in the event of defaults by the lessees.

     In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies. The Company’s cash investment in these leveraged leases was $144.7 million. Under the terms of the transactions, the telecommunications companies have made upfront payments to creditworthy third party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company can recover its net investment from the payment undertakers. In addition, the lessee is required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term. As a result of the payment undertaker arrangements and the residual value insurance, the Company believes that any credit and residual risks related to the telecommunications leases have been significantly mitigated.

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

$144,308

Change in Accounting Standard

In 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 (“FIN 46”). The Company is required to adopt FIN 46 in the third quarter of 2003. FIN 46 requires consolidation of entities in which the Company does not have a majority voting interest but is deemed to have a controlling interest. The Company is in the process of reviewing its investments to determine if any of them would be impacted by the adoption of FIN 46. It is reasonably possible that the Company’s mortgage-related investments would be deconsolidated, and the property developments and affordable housing limited partnerships would be consolidated as a result of the adoption of FIN 46.

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

     In 2001, the Company committed to two new affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third party financial institution. The excess cash of $126.8 million was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects. The financing of these limited partnerships was structured in this manner in order to receive the affordable housing tax credits and deductions without any substantial initial cash outlay by the Company.

     The Company entered into a private equity limited partnership in 2001 that will invest in late stage venture capital and buy-out opportunities. In connection with this partnership investment, the Company has committed to total maximum capital contributions of $100 million over a five-year period, with a maximum of $50 million in any one year.

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

     The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

	General Corporate Debt			Mortgage-Related Assets and Related Nonrecourse Notes

		6.55%
	5.75%	Preferred Debt	6.875%
	Notes Due	Securities Due	Notes Due	Commercial
	March 1,	December 31,	November 15,	Mortgage	Net Swap	Nonrecourse
In thousands	2009	2011	2008	Loans	Receivables	Notes

As of December 31, 2002:
Estimated cash inflow (outflow) by year of principal maturity-
2003	$—	$—	$—	$—	$54,767	$(41,605)
2004	—	—	—	—	41,383	(41,605)
2005	—	—	—	21,649	(45,156)	(184,070)
2006	—	—	—	—	20,897	(208,148)
2007	—	—	—	—	14,043	(40,770)
2008 and thereafter	(500,000)	(250,000)	(150,000)	84,023	10,748	(53,274)
Total	(500,000)	(250,000)	(150,000)	105,672	96,682	(569,472)
Estimated fair value	(544,300)	(297,400)	(172,545)	83,601	158,940	(634,308)
Carrying value	(501,008)	(249,642)	(149,892)	80,204	158,940	(569,472)
As of December 31, 2001:
Total estimated cash inflow (outflow)	$(500,000)	$—	$(150,000)	$280,643	$89,964	$(600,537)
Estimated fair value	(500,391)	—	(157,031)	259,422	133,762	(653,230)
Carrying value	(499,734)	—	(149,874)	202,348	133,762	(600,537)

Foreign Currency Risk

The Company operates in the United States and 43 other countries. In general, the Company’s products are primarily manufactured and sold in the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2002 or 2001.

Critical Accounting Policies

The Company has four accounting policies which it believes are important to the Company’s financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

     These critical accounting policies are as follows:

Realizability of Inventories — Inventories are stated at the lower of cost or market. Each of the Company’s 600 operating units perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

Usage Classification	Criteria	Reserve %

Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

     In addition, for the majority of the U.S. operations, the Company has elected to use the last-in, first-out (“LIFO”) method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out (“FIFO”) method due to the effects of inflation.

Collectibility of Accounts Receivable — The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve for past due accounts or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment — The Company’s U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

     The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting rules.

Income Taxes — The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s tax balances are based on management’s interpretation of the tax regulations and rulings of over 40 taxing jurisdictions. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income, and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

     The Company believes that the above critical policies have resulted in past actual results approximating the estimated recorded amounts in those areas.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the adequacy of internally generated funds, the recoverability of the Company’s investment in mortgage-related assets, aircraft leases and telecom leases, the meeting of dividend payout objectives, the divestiture of the Florida Tile business in 2003, Premark’s target operating margins, payments under guarantees, the availability of additional financing and the Company’s 2003 forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) a continuing unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates and (6) unfavorable tax law changes and tax authority rulings.

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

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2002, 2001 and 2000 were as follows:

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

     The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2002 and 2001 consisted of the following:

In thousands	2002	2001

Mortgage-related assets	$972,877	$972,480
Leveraged, direct financing and sales-type leases of equipment	217,130	82,864
Affordable housing limited partnerships	116,623	129,714
Prepaid forward contract	24,554	23,398
Venture capital limited partnership	21,724	13,071
Property developments	20,039	32,352
Properties held for sale	19,505	19,921
Other	(42)	4,485

	$1,392,410	$1,278,285

     The components of the investment in mortgage-related assets at December 31, 2002 and 2001 were as shown below:

In thousands	2002	2001

Commercial mortgage loans	$80,204	$202,348
Commercial real estate	643,611	588,778
Net swap receivables	158,940	133,762
Receivable from mortgage servicer	75,498	34,179
Annuity contract	7,824	7,159
U.S. Treasury security	6,800	6,254

	$972,877	$972,480

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

     The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeds the carrying value at December 31, 2002 and 2001 by $3,397,000 and $57,074,000, respectively. Substantially all of the mortgage loans mature in 2004.

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

     The investment leveraged, direct financing and sales-type leases relates to the following types of equipment at December 31, 2002 and 2001:

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

     Properties held for sale are former manufacturing or office facilities located primarily in various states in the U.S. that are no longer used by the Company’s operations and are currently held for sale. These properties are recorded at the lower of cost or market.

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

     As the first step in the SFAS 142 implementation process, the Company assigned its recorded goodwill and intangibles as of December 31, 2001 to approximately 300 of its 600 reporting units based on the operating unit that includes the business acquired. Then, the fair value of each reporting unit was compared to its carrying value. Fair values were determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows were based either on current operating cash flows or a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the fair value of the unit’s goodwill and intangible assets and the carrying value of those assets.

     Based on the Company’s initial impairment testing, goodwill was reduced by $254,582,000 and intangible assets were reduced by $8,234,000 and a net after-tax impairment charge of $221,890,000 ($0.72 per diluted share) was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was related to approximately 40 businesses and primarily resulted from evaluating impairment under SFAS 142 based on discounted cash flows, instead of using undiscounted cash flows as required by the previous accounting standard

     Goodwill expense was $7,877,000 in 2002, $80,077,000 in 2001 and $86,633,000 in 2000. The goodwill expense in 2002 related to an impairment charge recorded in the fourth quarter, primarily related to the goodwill of industrial packaging businesses in Australia and Asia which was tested for impairment because actual 2002 results were lower than previously forecasted results. Included in goodwill expense for 2000 are impairment charges of $18,520,000, primarily related to a laminate business in Europe that was acquired by Premark in 1998. Due mainly to price deterioration and increased competition in the UK market, this laminate business failed to achieve the operating results previously forecasted.

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

     The Company generally funds its pension plans to the extent such contributions are tax deductible. As of December 31, 2002, the Company’s principal domestic pension plan is funded to the maximum deductible under U.S. tax law. In 2002, the Company funded its principal postretirement health plan to the maximum extent deductible under U.S. tax law.

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

     In connection with each of the three commercial mortgage transactions, various subsidiaries of the Company issued $20,000,000 of preferred stock. Dividends on this preferred stock are cumulative and accrue at a rate of 6% on the first $20,000,000 issuance and 7.3% on the second and third $20,000,000 issuances. The accrued dividend is recorded as an operating expense of the Leasing and Investments segment. The redemption dates for the three issuances are January 1, 2016, December 12, 2016 and December 23, 2017, respectively.

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

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2002, 2001 and 2000 are shown below:

	Common Stock		Additional Paid-In-Capital	Common Stock Held in Treasury

In thousands except shares	Shares	Amount	Amount	Shares	Amount

Balance, December 31, 1999	300,829,216	$3,008	$517,210	(260,536)	$(1,783)
During 2000—
Shares issued for stock options	1,710,146	17	27,990	(2,354)	138
Shares surrendered on exercise of stock options	(47,015)	—	(2,753)	2,354	(138)
Tax benefits related to stock options exercised	—	—	29,391	—	—
Shares issued for acquisitions	213,897	2	12,363	—	—
Shares issued for restricted stock grants	2,850	—	156	—	—

Balance, December 31, 2000	302,709,094	3,027	584,357	(260,536)	(1,783)

During 2001—
Shares issued for stock options	2,483,531	25	56,089	—	—
Shares surrendered on exercise of stock options	(22,689)	—	(1,414)	—	—
Tax benefits related to stock options exercised	—	—	36,347	—	—
Escrow shares returned from prior acquisitions	(194)	—	—	—	—
Shares issued for restricted stock grants	—	—	477	17,200	117

Balance, December 31, 2001	305,169,742	3,052	675,856	(243,336)	(1,666)

During 2002—
Shares issued for stock options	1,687,489	16	46,594	(2,380)	(162)
Shares surrendered on exercise of stock options	(31,604)	—	(2,229)	2,380	162
Tax benefits related to stock options exercised	—	—	27,328	—	—
Shares issued for restricted stock grants	—	—	229	600	4

Balance, December 31, 2002	306,825,627	$3,068	$747,778	(242,736)	$(1,662)

Authorized, December 31, 2002	350,000,000

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

In thousands except per share amounts	2002	2001	2000

Net income as reported	$712,592	$805,659	$957,980
Deduct: Total stock-based employee compensation expense, net of tax	(25,199)	(19,878)	(10,882)

Pro forma net income	$687,393	$785,781	$947,098

Net income per basic share:
As reported	$2.33	$2.65	$3.18
Pro forma	2.25	2.58	3.14
Net income per diluted share:
As reported	$2.31	$2.63	$3.15
Pro forma	2.23	2.57	3.11

     The estimated fair value of the options granted by ITW is calculated using the Black-Scholes option-pricing model. The following summarizes the assumptions used in the model:

	2002	2001	2000

Risk-free interest rate	4.1%	5.2%	5.4%
Expected stock volatility	28.4%	28.9%	28.4%
Dividend yield	1.05%	1.02%	1.04%
Expected years until exercise	5.7	5.7	5.7

     Stock option activity during 2002, 2001 and 2000 is summarized as follows:

	2002		2001		2000

	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price	of Shares	Exercise Price

Under option at beginning of year	13,469,604	$49.26	13,324,203	$42.01	11,950,643	$34.41
Granted	357,580	65.70	2,710,700	62.25	3,248,479	55.88
Exercised	(1,689,869)	27.69	(2,483,531)	22.70	(1,711,453)	15.90
Canceled or expired	(30,396)	56.71	(81,768)	47.09	(163,466)	34.81

Under option at end of year	12,106,919	52.74	13,469,604	49.26	13,324,203	42.01

Exercisable at year-end	7,995,212		7,609,614		8,228,561
Available for grant at year-end	8,169,706		8,462,906		11,079,149
Weighted average fair value of options granted during the year		$20.47		$21.18		$19.03

     The following table summarizes information on stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable

	Number	Weighted Average		Number
Range of	Outstanding	Remaining	Weighted Average	Exercisable	Weighted Average
Exercise Prices	2002	Contractual Life	Exercise Price	2002	Exercise Price

$5.85—18.87	755,177	2.02 years	$17.46	755,177	$17.46
19.80—33.38	1,189,493	3.03 years	30.57	1,189,493	30.57
34.59—46.59	880,220	5.65 years	41.19	880,220	41.19
54.03—68.10	9,282,029	7.67 years	59.55	5,170,322	58.80

	12,106,919	6.72 years	52.74	7,995,212	48.75

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