Form 10-K, Exhibit 13
period 2003-12-31
ILLINOIS TOOL WORKS INC
filed 2004-03-09
CIK 49826

Exhibit 13

MANAGEMENT’S DISCUSSION & ANALYSIS     25

Management’s Discussion and Analysis

INTRODUCTION

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 625 operations in 44 countries which are aggregated and organized for internal reporting purposes into the following five segments: Engineered Products—North America; Engineered Products—International; Specialty Systems— North America; Specialty Systems—International; and Leasing and Investments. These segments are described below.

Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, past due receivables, return on invested capital and cash flow. These key measurements are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management. The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, currency translation and restructuring costs on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company’s results of operations for more than a year. The changes to base business operating income include the estimated effects of both operating leverage and cost changes. Operating leverage is the effect of the base business revenue changes on operating income. As manufacturing and administrative overhead costs do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is more than the percentage change in base business revenues.

A key element of the Company’s business strategy is its continuous 80/20 simplification process. The basic concept of this 80/20 process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 process to simplify and focus on the key parts of their business, and reduce complexity that often disguises what is truly important. Each of the Company’s 625 operations utilizes the 80/20 process in all aspects of their business. Common applications of the 80/20 process include:

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

The result of the application of this 80/20 simplification process is that the Company improves its operating and financial performance. These 80/20 efforts often result in restructuring projects that reduce costs and improve margins. Corporate management works more closely with those business units that have operating results below expectations to help the unit apply this 80/20 simplification process and improve their results.

CONSOLIDATED RESULTS OF OPERATIONS

The Company’s consolidated results of operations for 2003, 2002 and 2001 are summarized as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Operating revenues	$10,035,623	$9,467,740	$9,292,791
Operating income	1,633,458	1,505,771	1,306,103
Margin %	16.3%	15.9%	14.1%

Comparison of 2003 versus 2002

Operating revenues increased 6% in 2003 versus 2002 mainly due to a 6% increase from favorable foreign currency translation. Revenues from acquisitions increased 3% for the period. These increases were partially offset by a 2% decline in base business manufacturing revenues for the year. North American base business revenues declined 3% while international base business revenues decreased 1%. In North America, industrial production activity showed modest improvement over the prior year, most of which occurred in the fourth quarter of 2003. Despite this improvement, capacity utilization and capital spending remained weak. Consequently, demand in many of the North American end markets that the Company’s businesses serve continued to be lower than the prior year. Internationally, overall business conditions were flat, as indicated by low industrial production levels in the major European economies.

26     2003 ANNUAL REPORT

Operating income increased 8% in 2003 as the result of the net effect of the following factors. First, favorable currency translation increased income 5% for the year. Second, the declines in base business revenues reduced income by 6% due to operating leverage. Third, the Leasing and Investments segment increased income by 2%, primarily due to a $32 million impairment charge related to aircraft leases in 2002. Fourth, higher corporate-related expenses associated with pensions, restricted shares and medical benefits reduced income by 4%. Fifth, operational cost savings increased income by 9%. Sixth, acquisitions net of divestitures increased income 2%.

Pension expense increased $17 million compared to 2002 primarily due to the lowering of the discount rate assumption for the principal domestic plans (from 7.25% in 2002 to 6.6% in 2003). Compensation expense increased $17 million in 2003 due to the granting of restricted stock to domestic key employees on January 2, 2003. Operational cost savings mainly resulted from the benefits of the last four quarters of restructuring activity, which amounted to $64 million in expense.

Operating margins increased 40 basis points in 2003 over 2002 primarily due to the above factors. Base business revenue declines reduced margins 50 basis points for the year. Operational cost savings in excess of higher corporate-related expenses increased margins 80 basis points for the year. Acquisitions diluted margins 20 basis points for the year. Higher Leasing and Investments income increased margins 40 basis points while the effect of foreign currency translation reduced margins 10 basis points during 2003.

Comparison of 2002 versus 2001

Operating revenues increased 2% in 2002 versus 2001 mainly due to a 1% increase from favorable foreign currency translation and a 2% increase in revenues from acquisitions, net of divestitures. These increases were partially offset by a 2% decline in base business manufacturing revenues for the year. North American base business revenues declined 2% while international base business revenues declined 1%. North American industrial production, and as a result, capacity utilization and capital spending, continued at depressed levels. Consequently, many of the markets the North American base businesses serve, except for automotive and non-commercial construction, remained weak. Internationally, economic conditions improved in the second half of 2002 particularly in the Australian and European construction and automotive markets. However, weak international capital spending continued to have an unfavorable impact on the Company’s equipment businesses.

Operating income increased 15% in 2002 as the result of the net effect of the following factors. First, the elimination of goodwill amortization expense as a result of a 2002 accounting change increased income 6%. Second, favorable currency translation increased income 1% for the year. Third, the declines in base business revenues reduced income by 5% due to operating leverage. Fourth, higher corporate-related expenses associated with increased pension costs reduced income by 3%. Fifth, operational cost savings increased income by 13%. Sixth, acquisitions net of divestitures increased income 2%.

Pension expense increased $43 million compared to 2001 due to the lowering of the asset return (from 10.5% in 2001 to 8% in 2002) and discount rate assumptions (from 7.5% in 2001 to 7.25% in 2002) for the principal domestic plans. Operational cost savings mainly resulted from the benefits of the prior four quarters of restructuring activity, which amounted to $50 million in expense.

Operating margins increased 180 basis points in 2002 over 2001 primarily due to the above factors. The goodwill accounting change increased margins 90 basis points. Base business revenue declines reduced margins 50 basis points for the year. Operational cost savings in excess of higher corporate-related expenses increased margins 150 basis points for the year. Acquisitions diluted margins 10 basis points for the year.

ENGINEERED PRODUCTS—NORTH AMERICA SEGMENT

Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days.

In the plastic and metal components and fasteners category, products include:

•	metal fasteners and fastening tools for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance, furniture and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

MANAGEMENT’S DISCUSSION & ANALYSIS     27

In the specialty products category, products include:

•	reclosable packaging for consumer food applications;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	hand wipes for industrial purposes;

•	chemical fluids which clean or add lubrication to machines;

•	adhesives for industrial, construction and consumer purposes;

•	epoxy and resin-based coating products for industrial applications; and

•	components for industrial machines.

In 2003, this segment primarily served the construction (46%), automotive (30%) and general industrial (8%) markets.

The results of operations for the Engineered Products—North America segment for 2003, 2002 and 2001 were as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Operating revenues	$3,053,961	$3,034,734	$2,974,104
Operating income	489,417	533,459	495,661
Margin%	16.0%	17.6%	16.7%

Comparison of 2003 versus 2002

Operating revenues increased 1% in 2003 over 2002, mainly due to acquisition revenue increases of 3% offset by a 3% decrease in base business revenues in 2003. Construction base business revenues decreased 2% as a result of a slowdown in the commercial and residential construction businesses during the first half of the year. Automotive base business revenues declined 4% due to a 6% decline in automotive production at the large domestic automotive manufacturers in 2003. Revenues from the other businesses in this segment declined 2% due to continued sluggishness in the broad array of industrial and commercial markets that these businesses serve.

Operating income decreased 8% for the year due to the following factors. First, the base business revenue declines described above reduced income 6% due to operating leverage. Second, higher restructuring costs decreased income 1%. Third, higher corporate- related expenses of $21 million in 2003 primarily associated with pensions, restricted shares, and medical benefits reduced income 4%. Fourth, operational cost savings increased income 2% for the year. Lastly, acquisitions increased income 1%.

Operating margins decreased 160 basis points for the year. Base business revenue declines reduced margins by 60 basis points, acquisitions diluted margins 30 basis points, higher restructuring expenses decreased margins 20 basis points, and operational cost increases plus higher corporate-related expenses reduced margins 40 basis points.

Comparison of 2002 versus 2001

Operating revenues increased 2% in 2002 over 2001 mainly due to base business and acquisition revenue increases of 1% and 2%, respectively, for the year. Construction base business revenues decreased 2% as a result of ongoing weakness in the commercial construction end market. Automotive base business revenues increased 10% as a result of low-interest financing incentives provided to consumers by the “big three” U.S. automotive manufacturers, which resulted in a 6% increase in automotive production at those manufacturers. Revenues from the other businesses in this segment declined 4% due to continued sluggishness in the broad array of industrial and commercial markets that these businesses serve.

Operating income increased 8% for the year primarily due to the following factors. First, the base business revenue increase described above increased income 1% due to operating leverage. Second, lower restructuring costs increased income 3%. Third, higher corporate-related expenses of $13 million in 2002 primarily associated with higher pension cost reduced income 3%. Fourth, operational cost savings increased income by 4% mainly in the automotive and electronic component packaging businesses. Lastly, acquisitions increased income 2% for the year.

Operating margins increased 90 basis points for the year. Base business revenue growth, lower restructuring expenses and acquisitions increased margins 10 basis points, 50 basis points and 10 basis points, respectively. Operational cost savings net of higher corporate- related expenses increased margins 30 basis points.

ENGINEERED PRODUCTS—INTERNATIONAL SEGMENT

Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days.

28     2003 ANNUAL REPORT

In the plastic and metal components and fastener category, products include:

•	metal fasteners and fastening tools for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

In the specialty products category, products include:

•	electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	adhesives for industrial, construction and consumer purposes;

•	chemical fluids which clean or add lubrication to machines; and

•	epoxy and resin-based coating products for industrial applications.

In 2003, this segment primarily served the construction (37%), automotive (31%) and general industrial (14%) markets.

The results of operations for the Engineered Products—International segment for 2003, 2002 and 2001 were as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Operating revenues	$1,872,437	$1,566,387	$1,471,559
Operating income	260,433	212,824	179,508
Margin %	13.9%	13.6%	12.2%

Comparison of 2003 versus 2002

Operating revenues increased 20% in 2003 versus the prior year mainly due to a 16% increase from favorable foreign currency translation. Base business and acquisition revenues both increased 2% in 2003. The base business revenue increase was primarily the result of a 2% increase in construction revenues mainly due to an increase in commercial construction activity in Europe, as well as commercial and residential construction activity in the Australasia region. In addition, automotive revenues increased 2% for the year as a result of increased penetration at the European automotive manufacturers. Other businesses in this segment serve a broad array of industrial and commercial markets. Revenues from these businesses increased 3% in 2003.

Operating income increased 22% in 2003 due to the following factors. First, favorable foreign currency translation increased income 18%. Second, the base business revenue increases described above increased income 7% due to operating leverage. Third, higher restructuring costs decreased income 3%. Fourth, higher corporate-related expenses of $8 million related to higher pension, restricted share and employee health and welfare expenses reduced income by 4%. Fifth, lower operating costs increased income 4% mainly due to 2003 benefits from the last four quarters of restructuring activity, which amounted to $10 million in expense for the segment. Lastly, acquisitions increased income by 1% in 2003.

Operating margins increased 30 basis points in 2003. Higher base business revenues increased margins 60 basis points, positive foreign currency translation increased margins 20 basis points, and higher restructuring expenses decreased margins 50 basis points.

Comparison of 2002 versus 2001

Operating revenues increased 6% in 2002 versus the prior year mainly due to a 3% increase from favorable foreign currency translation. Base business revenues grew 2% in 2002 and acquisitions, net of divestitures, increased revenue 1%. The base business revenue increase was primarily the result of a 3% increase in construction revenues led by the Asia/Pacific markets. Revenues increased 3% in the general industrial businesses while automotive revenues remained flat.

Operating income increased 19% in 2002 due to the following factors. First, favorable foreign currency translation increased income 5%. Second, the base business revenue increases described above increased income 6% due to operating leverage. Third, lower restructuring costs increased income 2%. Fourth, higher corporate-related expenses of $7 million primarily related to higher pension expenses and a fixed-asset writedown in the Asian laminate business of $5 million reduced income by 6% for the year. Fifth, lower operating costs increased income 10%. Lastly, acquisitions increased income by 2% in 2002.

Operating margins increased 140 basis points in 2002. Higher base business revenues increased margins by 50 basis points, lower operational costs, net of higher corporate-related expenses, increased margins 40 basis points, currency translation increased margins 10 basis points, lower restructuring expenses increased margins 30 basis points, and acquisitions increased margins 10 basis points in 2002.

MANAGEMENT’S DISCUSSION & ANALYSIS     29

SPECIALTY SYSTEMS—NORTH AMERICA SEGMENT

Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a period of time of more than 30 days.

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

In 2003, this segment primarily served the food retail and service (28%), general industrial (23%), construction (11%), and food and beverage (9%) markets.

The results of operations for the Specialty Systems—North America segment for 2003, 2002 and 2001 were as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Operating revenues	$3,327,037	$3,357,504	$3,396,320
Operating income	549,037	509,299	451,236
Margin %	16.5%	15.2%	13.3%

Comparison of 2003 versus 2002

Operating revenues decreased 1% in 2003 over the prior year, mainly due to a 3% base business revenue decline, partially offset by a revenue increase from acquired companies of 2%. The decline in base business revenues was a result of continued low capacity utilization in the various markets this segment serves, which has resulted in slow demand for capital equipment. In addition, the continued low industrial production activity has reduced demand for consumable products. Gradual improvement in market conditions was evident in the latter half of 2003. The lower market demand for the year was reflected in declines in food equipment revenue of 8%, industrial packaging revenue declines of 1% and revenue declines of 5% for the other businesses in this segment. These declines were partially offset by an increase in welding revenues of 2%.

Operating income increased 8% in 2003 primarily as a result of the net effect of following factors. First, the decline in base business revenues reduced income 9% due to operating leverage. Second, higher corporate-related expenses of $21 million for the year associated with pensions, restricted shares, and employee health and welfare reduced income by 4%. Third, lower restructuring expenses increased income 5%. Fourth, a first quarter goodwill and intangible asset impairment of $4 million related to various welding component businesses reduced income by 1%. Fifth, operational cost savings increased income by 14% due to cost savings related to the last eight quarters of restructuring activity, which amounted to $28 million for the segment, and the benefits of the 80/20 process. Lastly, acquisitions increased income 1%.

Operating margins increased by 130 basis points in 2003. Base business revenue declines reduced margins by 90 basis points. Operational cost savings, in excess of higher corporate-related expenses, increased margins 140 basis points. Lastly, lower restructuring expenses increased margins 80 basis points.

30     2003 ANNUAL REPORT

Comparison of 2002 versus 2001

Operating revenues decreased 1% in 2002 over the prior year, mainly due to a 4% base business revenue decline, partially offset by a revenue increase from acquired companies of 3%. The decline in base business revenues was a result of depressed North American general industrial market conditions. Continued weakening in end market demand was reflected in decreases in food equipment revenue of 5%, industrial packaging revenue declines of 3% and other business revenue declines of 12%. These declines were partially offset by an increase in welding revenues of 2%.

Operating income increased 13% in 2002 as a result of the following factors. First, the decline in base business revenues reduced income 13% due to operating leverage. Second, higher corporate-related expenses of $15 million for the year, primarily associated with increased pension expense, reduced income by 3%. Third, higher restructuring expenses decreased income 2%. Restructuring in this segment represented approximately half of the total company restructuring costs incurred during 2001 and 2002. Fourth, the impact of this restructuring is evident in the 29% increase in income attributable to operational cost savings.

Operating margins increased by 190 basis points in 2002. Base business revenue declines reduced margins by 120 basis points. Operational cost savings in excess of higher corporate-related expenses increased margins 360 basis points. Lastly, higher restructuring expenses decreased margins 30 basis points. Acquisitions diluted margins 10 basis points.

SPECIALTY SYSTEMS—INTERNATIONAL SEGMENT

Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a period of time of more than 30 days.

In the machinery and related consumables category, products include:

•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic bottle sleeves and related equipment for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit; and

•	foil and film and related equipment used to decorate a variety of consumer products.

In the specialty equipment category, products include:

•	commercial food equipment such as dishwashers, refrigerators, mixers, ovens, food slicers and specialty scales for use by restaurants, institutions and supermarkets;

•	paint spray equipment for a variety of general industrial applications;

•	static control equipment for electronics and industrial applications; and

•	airport ground power generators for commercial applications.

In 2003, this segment primarily served the general industrial (28%), food retail and service (22%), and food and beverage (14%) markets.

The results of operations for the Specialty Systems—International segment for 2003, 2002 and 2001 were as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Operating revenues	$1,968,960	$1,693,042	$1,668,895
Operating income	217,634	164,656	183,441
Margin %	11.1%	9.7%	11.0%

Comparison of 2003 versus 2002

Operating revenues increased 16% in 2003 primarily due to increases of 15% from favorable foreign currency translation and 5% from acquisitions, net of divestitures. Base business revenues decreased by 3% primarily as a result of continued slow European industrial production. Industrial packaging revenues decreased 4% for 2003, food equipment revenues decreased 1% and other business revenues in this segment declined 3% for the year.

MANAGEMENT’S DISCUSSION & ANALYSIS     31

Operating income increased 32% mainly due to the following factors. First, currency translation increased income 19%. Second, the decline in base revenues decreased income 13% due to operating leverage. Third, higher restructuring expenses reduced income 6%. Fourth, higher corporate-related expenses of $8 million in 2003 related to pension, restricted share, and medical benefits reduced income 5%. Fifth, operational cost savings of 26% in 2003 offset the above cost increases. These operational cost savings were mainly due to cost reductions related to the last four quarters of restructuring activity that amounted to $31 million in expense in this segment. Over the prior eight quarters, restructuring in this segment represented approximately 39% of the Company’s total restructuring expense. Sixth, income increased 4% due to a goodwill asset impairment charge of approximately $7 million related to industrial packaging businesses in Australia and Asia incurred in 2002. Lastly, acquisitions net of divestitures increased income 7% for the year.

Operating margins increased 140 basis points for 2003. Lower base business revenues decreased margins 100 basis points, operational cost savings net of higher corporate-related expenses improved margins by 260 basis points, currency translation increased margins 20 basis points, higher restructuring expenses reduced margins by 60 basis points and acquisitions improved margins 10 basis points.

Comparison of 2002 versus 2001

Operating revenues increased 1% in 2002 primarily due to an increase of 3% from favorable foreign currency translation. Acquisitions, net of divestitures, increased revenue 2%. Base business revenues decreased by 4% primarily as a result of weak industrial production and capital spending in Europe. Industrial packaging revenues decreased 4%, food equipment revenues decreased 6% and other businesses’ revenues in this segment declined 4% for the year.

Operating income decreased 10% due to the following factors. First, currency translation increased income 4%. Second, the decline in base revenues decreased income 14% due to operating leverage. Third, higher restructuring expenses reduced income 3%. Fourth, higher corporate-related expenses of $8 million in 2002 resulting primarily from higher pension expense reduced income 4%. Fifth, a fourth quarter 2002 goodwill impairment charge of approximately $7 million was incurred primarily related to the goodwill of industrial packaging businesses in Australia and Asia which reduced income by 4%. Sixth, operational cost savings of 10% in 2002 offset the above cost increases. These operational cost savings were mainly due to cost reductions related to 2002 restructuring activity that amounted to $13 million in expense in this segment. Lastly, acquisitions net of divestitures increased income 1% for the year.

Operating margins decreased 130 basis points for 2002. Lower base business revenues decreased margins 120 basis points, operational cost savings net of higher corporate-related expenses increased margins by 20 basis points, currency translation increased margins 10 basis points, higher restructuring expenses reduced margins by 30 basis points and acquisitions reduced margins 10 basis points.

LEASING AND INVESTMENTS SEGMENT

Businesses in this segment make investments in mortgage entities, leases of telecommunications, aircraft, air traffic control and other equipment, properties and property developments, affordable housing and a venture capital fund. As a result of the Company’s strong cash flow, the Company has historically had excess funds to make opportunistic investments that meet the Company’s desired returns. See the Investments note for a detailed discussion of the accounting policies for the various investments in this segment.

The results of operations for the Leasing and Investments segment for 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Operating revenues	$152,585	$181,570	$149,691
Operating income	116,937	85,533	79,398

Operating income (loss) by investment for the years ended December 31, 2003, 2002 and 2001 was as follows:

IN THOUSANDS	2003	2002	2001

Mortgage investments	$72,570	$83,357	$59,192
Leases of equipment	23,744	(6,658)	3,873
Property developments	10,398	6,583	7,096
Properties held for sale	(3,044)	5,532	2,979
Venture capital limited partnership	(924)	(3,588)	(1,158)
Other	14,193	307	7,416

	$116,937	$85,533	$79,398

32     2003 ANNUAL REPORT

The net assets attributed to the Leasing and Investments segment at December 31, 2003 and 2002 are summarized by investment type as follows:

IN THOUSANDS	2003	2002

Mortgage investments	$244,957	$252,518
Properties held for sale	33,711	19,000
Property developments	19,885	12,624
Leases of equipment	3,946	60,965
Affordable housing limited partnerships	(5,821)	4,123
Other, net	18,277	11,558

	$314,955	$360,788

The net assets attributed to the Leasing and Investments segment as of December 31, 2003 and 2002 were as follows:

IN THOUSANDS	2003	2002

Investments	$832,358	$1,392,410
Deferred tax assets	—	142,998
Debt:
Nonrecourse notes payable	—	(569,472)
Allocated general corporate debt	(198,945)	(200,627)
Deferred mortgage investment income	—	(120,518)
Deferred tax liabilities	(96,984)	—
Affordable housing capital obligations	(117,838)	(165,325)
Preferred stock of subsidiaries	(60,000)	(60,000)
Other, net	(43,636)	(58,678)

	$314,955	$360,788

A portion of the Company’s general corporate debt has been attributed to the various investments of the Leasing and Investments segment based on the net cumulative after-tax cash investments in the applicable projects.

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States and include five variable-rate balloon loans and 37 properties at December 31, 2003. In conjunction with these transactions, the mortgage entities simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26 million a year, the Company has the right to receive the shortfall from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests), which the swap counter party has estimated to have a total fair value of approximately $1.6 billion at December 31, 2003.

The mortgage entities entered into the swaps and other related agreements in order to reduce the Company’s real estate, credit and interest rate risks relative to its net mortgage investments. The swap counter party has assumed the majority of the real estate and credit risk related to the commercial mortgage loans and real estate, and has assumed all of the interest rate risk related to the nonrecourse notes payable.

On July 1, 2003, the Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) relative to its investments in mortgage entities. See the Investments note for further discussion of the change in accounting for these investments.

MANAGEMENT’S DISCUSSION & ANALYSIS     33

Income (loss) from mortgage investments consisted of the following components for the years ended December 31, 2003, 2002 and 2001:

IN THOUSANDS	2003	2002	2001

Equity income from mortgage investments	$23,298	$—	$—
Commercial mortgage loans	623	(7,584)	27,869
Commercial real estate	(11,852)	(11,498)	40,676
Net swap receivables	69,547	116,003	10,331
Deferred mortgage investment income	15,362	30,723	30,723
Interest expense on nonrecourse debt	(18,696)	(39,629)	(42,885)
Interest expense on allocated debt	(1,027)	(1,465)	(4,167)
Preferred stock dividend expense	(4,120)	(4,120)	(4,120)
Other	(565)	927	765

	$72,570	$83,357	$59,192

As a result of the adoption of FIN 46 relative to the mortgage investments, starting in the third quarter of 2003 and for future periods, income for the net mortgage investments is accounted for under the equity method, without any future mark-to-market adjustments. Accordingly, activity attributed to commercial mortgage loans, real estate, swap receivables, deferred mortgage investment income and nonrecourse debt was recorded only for the first six months of 2003.

In 2003, mortgage investment income declined primarily due to lower swap mark-to-market income versus 2002. In the second quarter of 2003, favorable swap mark-to-market adjustments of $39 million were recorded, primarily due to lower market interest rates and lower estimated future cash flows from the related mortgage loans and real estate.

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

The Company’s net assets related to mortgage investments as of December 31, 2003 and 2002 were as follows:

IN THOUSANDS	2003	2002

Mortgage-related assets:
Net equity investments in mortgage entities	$325,435	$—
Commercial mortgage loans	—	80,204
Commercial real estate	—	643,611
Net swap receivables	—	158,940
Receivable from mortgage servicer	—	75,498
Annuity contract	—	7,824
U.S. Treasury security	—	6,800
Deferred tax assets	51,293	126,047
Nonrecourse notes payable	—	(569,472)
Allocated general corporate debt	(43,437)	(61,924)
Deferred mortgage investment income	—	(120,518)
Preferred stock of subsidiaries	(60,000)	(60,000)
Other, net	(28,334)	(34,492)

	$244,957	$252,518

34     2003 ANNUAL REPORT

As shown below, the amount of cash flows which is greater than the Company’s net mortgage investment at December 31, 2003 will be recorded as income during the remaining term of the transactions:

IN THOUSANDS

ITW’s estimated share of cash flows:
Annual operating cash flows	$59,500
Disposition proceeds	456,311

515,811

Net mortgage investments at December 31, 2003:	325,435

Future income expected to be recorded	$190,376

The Company believes that because the swaps’ counter party is AAA-rated, there is minimal risk that the nonrecourse notes payable of the mortgage entities will pot be repaid by the swap counter party. In addition, because significant assets back the total annual cash flow, the Company believes its risk of not receiving the $59.5 million of annual operating cash flows is also minimal.

Under the terms of the servicing agreements, the swap counter party, upon sale of the mortgage loans and real estate by the mortgage entities, is entitled to receive most of the disposition proceeds in excess of specified levels. Currently, the projected disposition proceeds exceed the levels specified. Furthermore, the disposition value of certain properties has been guaranteed by the swap counter party to be at least equal to their original cost. As such, modest fluctuations in the market values of the mortgage loans and real estate held by the mortgage entities are expected to largely impact the swap counter party rather than ITW.

To illustrate the extent to which the Company’s risk related to its share of the disposition proceeds has been mitigated, the effects of decreases in the estimated disposition proceeds at December 31, 2003 are shown below:

	DISPOSITION PROCEEDS
		SWAP		FUTURE
		COUNTER		ITW
	ITW’S	PARTY’S		INCOME TO BE
IN THOUSANDS	SHARE	SHARE	TOTAL	RECOGNIZED

Current estimate	$456,311	$524,268	$980,579	$190,376
10% reduction in disposition proceeds	444,629	437,892	882,521	178,694
20% reduction in disposition proceeds	426,165	358,298	784,463	160,230
30% reduction in disposition proceeds	402,383	284,022	686,405	136,448

If the swap counter party is unable to sell all of the commercial loans and real estate by the end of the tenth year for each transaction, the Company will begin receiving all of the annual operating cash flow from the remaining assets. Accordingly, the Company believes that it is unlikely that the assets will not be sold within the ten-year term of each transaction.

Leases of Equipment

Income (loss) from leases of equipment consisted of the following components for the years ended December 31, 2003, 2002 and 2001:

IN THOUSANDS	2003	2002	2001

Telecommunications equipment	$17,393	$15,759	$—
Aircraft	3,488	(22,968)	3,101
Air traffic control equipment	2,419	—	—
Other	444	551	772

	$23,744	$(6,658)	$3,873

MANAGEMENT’S DISCUSSION & ANALYSIS     35

The Company’s net assets related to investments in leases of equipment at December 31, 2003 and 2002 were as follows:

IN THOUSANDS	2003	2002

Investments in leases:
Telecommunications equipment	$181,370	$162,187
Air traffic control equipment	51,395	—
Aircraft	45,388	47,315
Manufacturing equipment	5,390	7,053
Railcars	499	575
Deferred tax liabilities	(151,414)	(14,619)
Allocated general corporate debt	(126,597)	(141,516)
Other, net	(2,085)	(30)

	$3,946	$60,965

In the third quarter of 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48.8 million. In the first half of 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with cash investments of $144.7 million. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to creditworthy third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company can recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term. As a result of the payment undertaker arrangements and the residual value insurance, the Company believes that any credit and residual value risks related to the telecommunications and air traffic control leases have been significantly mitigated.

In 2003, income from leases increased significantly from 2002 due to the prior year aircraft impairment charge, as well as the new air traffic control and telecommunications leases.

In 2002, income from leases decreased from 2001 due mainly to an impairment charge of $31.6 million related to aircraft leases, partially offset by income from the new telecommunications leases. The impairment charge related to the Company’s investments in aircraft leased to United Airlines, which declared bankruptcy in December 2002. Of this impairment charge, $28.6 million related to a direct financing lease of a Boeing 757 aircraft. This charge was estimated based on the reduced lease payments that United Airlines agreed to pay in the future versus the Company’s lease receivable under the existing lease agreement. Although some credit risk exists relating to the remaining investments in aircraft due to financial difficulties and overcapacity in the airline industry, the Company believes that its net remaining investment of $45.4 million at December 31, 2003 will be realizable as sufficient collateral exists in the event of default by the lessees.

Other Investments

Income from property developments increased to $10.4 million in 2003 versus $6.6 million in 2002 and $7.1 million in 2001 as a result of more residential home sales in 2003. Income related to properties held for sale was higher in 2002 versus 2003 or 2001 primarily due to a gain on the sale of a Chicago-area property of $7.4 million in 2002 compared with an asset writedown of $1.2 million in 2003 and a gain on the sale of a former manufacturing facility in Connecticut of $3.9 million in 2001. Operating losses from the venture capital limited partnership were lower in 2003 and 2001 versus 2002 mainly due to a $2.5 million writedown related to one of the partnership’s investments in 2002. Operating income from other investments was higher in 2003 and 2001 compared with 2002 due primarily to higher interest expense related to affordable housing investments in 2002.

AMORTIZATION AND IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, the Company no longer amortizes goodwill and intangible assets that have indefinite lives. SFAS 142 also requires that the Company assess goodwill and intangible assets with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. The Company performs its annual impairment assessment in the first quarter of each year.

As the first step in the SFAS 142 implementation process, the Company assigned its recorded goodwill and intangible assets as of January 1, 2002 to approximately 300 of its 600 reporting units based on the operating unit that includes the business acquired. Then, the fair value of each reporting unit was compared to its carrying value. Fair values were determined by discounting estimated

36     2003 ANNUAL REPORT

future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows were based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit was less than its carrying value, an impairment loss was recorded for the difference between the fair value of the unit’s goodwill and intangible assets and the carrying value of those assets.

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

Other than the cumulative effect of the change in accounting principle discussed above, amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Goodwill:
Amortization	$—	$—	$80,077
Impairment	702	7,877	—
Intangible Assets:
Amortization	19,813	20,056	24,508
Impairment	3,761	—	—

	$24,276	$27,933	$104,585

In the first quarter of 2003, the Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in impairment charges of $4.5 million. The 2003 goodwill impairment charge of $0.7 million was related to a U.S. welding components business and primarily resulted from lower estimated future cash flows than previously expected. Also in the first quarter of 2003, intangible asset impairment charges of $3.8 million were recorded to reduce to estimated fair value the carrying value of trademarks and brands related to several U.S. welding components businesses in the Specialty Systems—North America segment and a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

In the fourth quarter of 2002, an impairment charge of $7.9 million was recognized to reduce to estimated fair value the carrying value of goodwill related to five businesses. The impairment charge primarily related to the goodwill of industrial packaging businesses in Australia and Asia, which was tested for impairment because actual 2002 results were lower than previously forecasted results.

INTEREST EXPENSE

Interest expense increased to $70.7 million in 2003 versus $68.5 million in 2002 primarily as a result of a full-year interest expense on the $250.0 million preferred debt securities issued in April 2002, partially offset by a benefit resulting from an interest rate swap on the 5.75% notes and lower interest expense at international operations. Interest expense increased slightly to $68.5 million in 2002 versus $68.1 million in 2001 primarily as a result of interest expense on the preferred debt securities issued in 2002 offset by lower commercial paper borrowings.

OTHER INCOME (EXPENSE)

Other income (expense) was income of $13.3 million in 2003 versus an expense of $3.8 million in 2002. The increase is primarily due to gains in 2003 versus losses in 2002 on the sale of operations and affiliates and higher interest income in 2003. Other expense decreased in 2002 from $7.2 million in 2001, primarily due to lower losses on the sale of plant and equipment and higher interest income, partially offset by higher losses on foreign currency transactions in 2002.

INCOME TAXES

The effective tax rate was 34.0% in 2003, 35.0% in 2002 and 34.8% in 2001. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded additional valuation allowances on the net deferred income tax assets of $588.4 million at December 31, 2003 and $759.4 million at December 31, 2002 as it expects to generate adequate taxable income in the applicable tax jurisdictions in future years.

MANAGEMENT’S DISCUSSION & ANALYSIS     37

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2003 of $1,040.2 million ($3.37 per diluted share) was 11.6% higher than 2002 income of $931.8 million ($3.02 per diluted share). Income from continuing operations in 2002 was 16.1% higher than 2001 income of $802.4 million ($2.62 per diluted share).

FOREIGN CURRENCY

The weakening of the U.S. dollar against foreign currencies increased operating revenues by $515 million in 2003 and $92 million in 2002, and increased income from continuing operations by approximately 16 cents per diluted share in 2003 and 3 cents per diluted share in 2002. In 2001, strengthening of the U.S. dollar against foreign currencies decreased operating revenues by $184 million and decreased income from continuing operations by approximately 4 cents per diluted share.

2004 FORECAST

The Company is cautiously optimistic about the prospects for gradual improvement in its North American end markets in 2004. As a result, the Company is forecasting full-year 2004 income from continuing operations to be in a range of $3.66 to $3.96 per diluted share. The following key assumptions were used for this forecast:

•	base business revenue growth in a range of 1% to 4%;

•	foreign exchange rates holding at year-end 2003 levels;

•	revenues from acquired companies in a range of $500 million to $700 million;

•	restructuring costs of $55 million to $65 million;

•	goodwill and intangible asset impairment expenses of $5 million to $15 million; and

•	an effective tax rate of 34%.

The Company updates its forecast throughout the year via monthly press releases.

DISCONTINUED OPERATIONS

In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. These businesses were acquired by ITW in 1999 as part of the Company’s merger with Premark International Inc. (“Premark”). Subsequent to the Premark merger, the Company determined that the consumer characteristics of the businesses in the Consumer Products segment were not a good long-term fit with the Company’s other industrially focused businesses. Businesses in this segment were located primarily in North America and manufactured household products that are used by consumers, including Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. On October 31, 2002 the sales of Precor and West Bend were completed, resulting in cash proceeds of $211.2 million. On November 7, 2003 the sale of Florida Tile was completed, resulting in cash proceeds of $11.5 million. The Company’s net loss on disposal of the segment was as follows:

	PRETAX	TAX PROVISION	AFTER-TAX
IN THOUSANDS	GAIN (LOSS )	(BENEFIT )	GAIN (LOSS )

Realized gains on 2002 sales of Precor and West Bend	$146,240	$51,604	$94,636
Estimated loss on 2003 sale of Florida Tile recorded in 2002	(123,874)	(31,636)	(92,238)

Estimated net gain on disposal of the segment deferred at December 31, 2002	22,366	19,968	2,398

Gain adjustments related to 2002 sales of Precor and West Bend recorded in 2003	(752)	(256)	(496)
Additional loss on sale of Florida Tile recorded in 2003	(28,784)	(10,348)	(18,436)

Net loss on disposal of segment as of December 31, 2003	$(7,170)	$9,364	$(16,534)

Results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Operating revenues	$102,194	$344,419	$405,146

Operating income (loss)	$(4,003)	$10,804	$13,767

Net income (loss) from discontinued operations	$(4,027)	$2,672	$3,210
Amount charged against reserve for Florida Tile operating losses	4,027	—	—

Income from discontinued operations (net of 2002 and 2001 tax provisions of $8,096 and $5,500, respectively)	—	2,672	3,210
Loss on disposal of the segment (net of tax provision of $9,364)	(16,534)	—	—

Income (loss) from discontinued operations	$(16,534)	$2,672	$3,210

38     2003 ANNUAL REPORT

In 2003, operating revenues and income were significantly lower as 2003 only includes Florida Tile while 2002 also includes the Precor and West Bend businesses until their sale.

In 2002, operating revenues decreased 15% due to the divestiture of the West Bend and Precor businesses in the fourth quarter of 2002. Operating income decreased mainly due to lower income in the West Bend and Precor businesses.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company’s primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service existing debt and to continue to pay dividends that meet its dividend payout objective of 25%-30% of the last three years’ average net income. In addition, free operating cash flow is expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments.

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

Summarized cash flow information for the three years ended December 31, 2003, 2002 and 2001 was as follows:

IN THOUSANDS	2003	2002	2001

Net cash provided by operating activities	$1,368,741	$1,288,756	$1,351,026
Proceeds from investments	59,509	77,780	210,669
Additions to plant and equipment	(258,312)	(271,424)	(256,562)

Free operating cash flow	$1,169,938	$1,095,112	$1,305,133

Acquisitions	$(203,726)	$(188,234)	$(556,199)
Cash dividends paid	(285,399)	(272,319)	(249,141)
Purchase of investments	(133,236)	(194,741)	(101,329)
Proceeds from sale of operations and affiliates	21,421	211,075	14,015
Net repayments of debt	(95,766)	(3,495)	(363,656)
Other	153,564	128,065	82,106

Net increase in cash and equivalents	$626,796	$775,463	$130,929

Return on Invested Capital

The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of the operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2003, 2002 and 2001 was as follows:

DOLLARS IN THOUSANDS	2003	2002	2001

Operating income after taxes	$1,078,082	$978,751	$848,967

Total debt	$976,454	$1,581,985	$1,580,588
Less: Leasing and investments debt	(198,945)	(770,099)	(706,903)
Less: Cash and equivalents	(1,684,483)	(1,057,687)	(282,224)

Adjusted net debt	(906,974)	(245,801)	591,461
Total stockholders’ equity	7,874,286	6,649,071	6,040,738

Invested capital	$6,967,312	$6,403,270	$6,632,199

Average invested capital	$6,685,291	$6,517,735	$6,523,959

Return on average invested capital	16.1%	15.0%	13.0%

The 110 basis point increase in ROIC in 2003 versus 2002 was due primarily to a 10.1% increase in after-tax operating income, mainly as a result of favorable currency translation and a decrease in the effective tax rate to 34% in 2003 from 35% in 2002.

In 2002, ROIC increased 200 basis points compared with 2001 due to a 15.3% increase in after-tax operating income, mainly as a result of increases in base business income. Also contributing to the higher 2002 ROIC was a 3.5% decrease in invested capital.

MANAGEMENT’S DISCUSSION & ANALYSIS 39

Working Capital

Net working capital at December 31, 2003 and 2002 is summarized as follows:

			INCREASE
DOLLARS IN THOUSANDS	2003	2002	(DECREASE)

Current Assets:
Cash and equivalents	$1,684,483	$1,057,687	$626,796
Trade receivables	1,721,186	1,500,031	221,155
Inventories	991,979	962,746	29,233
Other	385,554	354,301	31,253

	4,783,202	3,874,765	908,437

Current Liabilities:
Short-term debt	56,094	121,604	(65,510)
Accounts payable and accrued expenses	1,352,357	1,281,849	70,508
Other	80,452	194,911	(114,459)

	1,488,903	1,598,364	(109,461)

Net Working Capital	$3,294,299	$2,276,401	$1,017,898

Current Ratio	3.21	2.42

Trade receivables, accounts payable and accrued expenses increased primarily as a result of currency translation and acquisitions. Short-term debt decreased primarily due to the deconsolidation of the mortgage entities as a result of the adoption of FIN 46 in the third quarter of 2003. Other current liabilities decreased mainly due to lower worldwide tax liabilities.

Debt

Total debt at December 31, 2003 and 2002 was as follows:

			INCREASE
DOLLARS IN THOUSANDS	2003	2002	(DECREASE)

Short-term debt	$56,094	$121,604	$(65,510)
Long-term debt	920,360	1,460,381	(540,021)

Total debt	$976,454	$1,581,985	$(605,531)

Total debt to total capitalization	11.0%	19.2%

Total debt to total capitalization (excluding Leasing and Investments segment)	9.5%	11.4%

In 2003, the Company entered into a $400.0 million Line of Credit Agreement with a termination date of June 18, 2004 and a $350.0 million revolving credit facility (RCF) with a termination date of June 20, 2008. This debt capacity is for use principally to support any future issuances of commercial paper and to fund larger acquisitions.

The decline in debt was the result of the deconsolidation of the mortgage entities due to the adoption of FIN 46 in the third quarter of 2003. See the Investments note for further information.

In 2002, a subsidiary of the Company issued $250 million of 6.55% preferred debt securities due December 31, 2011 at 99.849% of face value. The proceeds have been used for general corporate purposes. Free operating cash flow was used to pay off commercial paper and reduce foreign borrowings.

The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2003, the Company has unused capacity of $750 million under its current U.S. debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

40     2003 ANNUAL REPORT

Stockholders’ Equity

The changes to stockholders’ equity during 2003 were as follows:

IN THOUSANDS

Total stockholders’ equity, December 31, 2002	$6,649,071
Income from continuing operations	1,040,214
Loss from discontinued operations	(16,534)
Cash dividends declared	(288,833)
Exercise of stock options, including tax benefits	61,041
Restricted stock activity	17,804
Escrow shares returned from prior acquisitions	(664)
Minimum pension liability	4,376
Currency translation adjustments	407,811

Total stockholders’ equity, December 31, 2003	$7,874,286

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company’s contractual cash obligations as of December 31, 2003 were as follows:

						2009 AND
IN THOUSANDS	2004	2005	2006	2007	2008	FUTURE YEARS

Total debt	$56,094	$6,546	$2,057	$979	$150,524	$760,254
Minimum lease payments	89,320	67,563	47,533	34,348	25,775	28,602
Affordable housing capital obligations	14,765	31,042	13,629	13,703	13,722	30,977
Maximum venture capital contribution	50,000	734	—	—	—	—
Preferred stock of subsidiaries	—	—	—	—	—	60,000

	$210,179	$105,885	$63,219	$49,030	$190,021	$879,833

In 2001, the Company committed to two new affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third-party financial institution. The excess cash of $126.8 million was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects. The financing of these limited partnerships was structured in this manner in order to receive the affordable housing tax credits and deductions without any substantial initial cash outlay by the Company.

The Company entered into a private equity limited partnership in 2001 that will invest in late-stage venture capital and buy-out opportunities. In connection with this partnership investment, the Company has committed to total maximum capital contributions of $100 million over a five-year period, with a maximum of $50 million in any one year.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $31 million at December 31, 2003. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $15 million at December 31, 2003. At December 31, 2003, the Company had open stand-by letters of credit of $66 million, substantially all of which expire in 2004. The Company had no other significant off-balance sheet commitments at December 31, 2003.

MARKET RISK

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s long-term debt.

The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates, other than $100 million of debt which has been hedged by the interest rate swap discussed below. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. In December 2002, the Company entered into an interest rate swap with a notional value of $100 million to hedge a portion of the fixed-rate debt. Under the terms of the interest rate swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

MANAGEMENT’S DISCUSSION & ANALYSIS     41

The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

		6.55%
	5.75%	PREFERRED DEBT	6.875%
	NOTES DUE	SECURITIES DUE	NOTES DUE
IN THOUSANDS	MARCH 1, 2009	DECEMBER 31, 2011	NOVEMBER 15, 2008

As of December 31, 2003:
Estimated cash outflow by year of principal maturity— 2004—2007	$—	$—	$—
2008	—	—	150,000
2009 and thereafter	500,000	250,000	—
Estimated fair value	550,243	285,918	172,489
Carrying value	500,110	249,672	149,911

As of December 31, 2002:
Total estimated cash outflow	$500,000	$250,000	$150,000
Estimated fair value	544,300	297,400	172,545
Carrying value	501,008	249,642	149,892

Foreign Currency Risk

The Company operates in the United States and 43 other countries. In general, the Company’s products are primarily manufactured and sold in the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2003 or 2002.

CRITICAL ACCOUNTING POLICIES

The Company has four accounting policies which it believes are important to the Company’s financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

These critical accounting policies are as follows:

Realizability of Inventories—Inventories are stated at the lower of cost or market. Each of the Company’s 625 operating units perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

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

Depreciation of Plant and Equipment—The Company’s U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements Machinery and equipment	150% declining balance 200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting rules.

42     2003 ANNUAL REPORT

Income Taxes —The Company records deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s tax balances are based on management’s interpretation of the tax regulations and rulings of over 40 taxing jurisdictions. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income, and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the adequacy of internally generated funds, the recoverability of the Company’s investments in mortgage entities, equipment leases, the meeting of dividend payout objectives, the impact of the adoption of FIN 46 on investments in real estate development joint ventures, Premark’s target operating margins, payments under guarantees, the availability of additional financing, the Company’s portion for future benefit payments related to pension and other postretirement benefits and the Company’s 2004 forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations and prices of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) a continuing unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates and (6) unfavorable tax law changes and tax authority rulings.

The risks covered here are not all inclusive. ITW operates in a very competitive and rapidly changing environment and therefore, new risk factors emerge from time to time. It is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on ITW’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW’s policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS     43

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of and for the year ending December 31, 2001, prior to the addition of the transitional disclosures described in the Goodwill and Intangible Assets note to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in the Investments note to the financial statements, the Company changed its method of accounting for its investments in the mortgage entities in 2003. Also, as discussed in the Goodwill and Intangible Assets note to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed above, the financial statements of Illinois Tool Works Inc. and Subsidiaries as of and for the year ended December 31, 2001, were audited by other auditors who have ceased operations. These financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. We audited these transitional disclosures and, in our opinion, the transitional disclosures for 2001 in the Goodwill and Intangible Assets note to the financial statements are appropriate. However, we were not engaged to audit, review, or otherwise apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Deloitte & Touche LLP
Chicago, Illinois
February 16, 2004

44     2003 ANNUAL REPORT

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. In fiscal 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). As discussed in the Goodwill and Intangible Assets note to the financial statements, the Company has presented transitional disclosures for 2001 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these disclosures. These disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing on the previous page.

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

Chicago, Illinois
January 28, 2002

STATEMENT OF INCOME     45

Statement of Income

Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	2003	2002	2001

Operating Revenues	$10,035,623	$9,467,740	$9,292,791
Cost of revenues	6,527,692	6,213,791	6,191,253
Selling, administrative, and research and development expenses	1,850,197	1,720,245	1,690,850
Amortization and impairment of goodwill and other intangible assets	24,276	27,933	104,585

Operating Income	1,633,458	1,505,771	1,306,103
Interest expense	(70,672)	(68,455)	(68,051)
Other income (expense)	13,328	(3,756)	(7,203)

Income from Continuing Operations Before Income Taxes	1,576,114	1,433,560	1,230,849
Income taxes	535,900	501,750	428,400

Income from Continuing Operations	1,040,214	931,810	802,449
Income (Loss) from Discontinued Operations	(16,534)	2,672	3,210
Cumulative Effect of Change in Accounting Principle	—	(221,890)	—

Net Income	$1,023,680	$712,592	$805,659

Income Per Share from Continuing Operations:
Basic	$3.39	$3.04	$2.64

Diluted	$3.37	$3.02	$2.62

Income (Loss) Per Share from Discontinued Operations:
Basic	$(0.05)	$0.01	$0.01

Diluted	$(0.05)	$0.01	$0.01

Cumulative Effect Per Share of Change in Accounting Principle:
Basic	$—	$(0.72)	$—

Diluted	$—	$(0.72)	$—

Net Income Per Share:
Basic	$3.33	$2.33	$2.65

Diluted	$3.32	$2.31	$2.63

Statement of Income Reinvested in the Business

Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2003	2002	2001

Beginning Balance	$6,202,263	$5,765,421	$5,214,098
Net income	1,023,680	712,592	805,659
Cash dividends declared	(288,833)	(275,750)	(255,735)
Adjustment to prior pooling-of-interests transaction	—	—	1,399

Ending Balance	$6,937,110	$6,202,263	$5,765,421

Statement of Comprehensive Income

Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2003	2002	2001

Net Income	$1,023,680	$712,592	$805,659
Other Comprehensive Income:
Foreign currency translation adjustments	407,811	135,144	(3,213)
Minimum pension liability adjustments	6,124	(53,467)	—
Income tax related to minimum pension liability adjustments	(1,748)	17,872	—

Comprehensive Income	$1,435,867	$812,141	$802,446

The Notes to Financial Statements are an integral part of these statements.

46     2003 ANNUAL REPORT

Statement of Financial Position

Illinois Tool Works Inc. and Subsidiaries

	DECEMBER 31
IN THOUSANDS EXCEPT SHARES	2003	2002

Assets
Current Assets:
Cash and equivalents	$1,684,483	$1,057,687
Trade receivables	1,721,186	1,500,031
Inventories	991,979	962,746
Deferred income taxes	217,638	217,738
Prepaid expenses and other current assets	167,916	136,563

Total current assets	4,783,202	3,874,765

Plant and Equipment:
Land	135,357	119,749
Buildings and improvements	1,140,033	1,041,680
Machinery and equipment	3,046,688	2,817,006
Equipment leased to others	145,657	135,508
Construction in progress	93,694	91,714

	4,561,429	4,205,657
Accumulated depreciation	(2,832,791)	(2,574,408)

Net plant and equipment	1,728,638	1,631,249

Investments	832,358	1,392,410
Goodwill	2,511,281	2,394,519
Intangible Assets	287,582	230,291
Deferred Income Taxes	370,737	541,625
Other Assets	679,523	506,552
Net Assets of Discontinued Operations	—	51,690

	$11,193,321	$10,623,101

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$56,094	$121,604
Accounts payable	481,407	416,958
Accrued expenses	870,950	864,891
Cash dividends payable	73,948	70,514
Income taxes payable	6,504	124,397

Total current liabilities	1,488,903	1,598,364

Noncurrent Liabilities:
Long-term debt	920,360	1,460,381
Other	909,772	915,285

Total noncurrent liabilities	1,830,132	2,375,666

Stockholders’ Equity:
Common stock:
Issued—308,877,225 shares in 2003 and 306,825,627 shares in 2002	3,089	3,068
Additional paid-in-capital	825,924	747,778
Income reinvested in the business	6,937,110	6,202,263
Common stock held in treasury	(1,648)	(1,662)
Accumulated other comprehensive income	109,811	(302,376)

Total stockholders’ equity	7,874,286	6,649,071

	$11,193,321	$10,623,101

The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF CASH FLOWS     47

Statement of Cash Flows

Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2003	2002	2001

Cash Provided by (Used for) Operating Activities:
Net income	$1,023,680	$712,592	$805,659
Adjustments to reconcile net income to cash provided by operating activities:
(Income) loss from discontinued operations	16,534	(2,672)	(3,210)
Cumulative effect of change in accounting principle	—	221,890	—
Depreciation and amortization and impairment of goodwill and intangible assets	306,553	305,752	386,308
Change in deferred income taxes	203,958	(60,471)	38,612
Provision for uncollectible accounts	8,875	21,696	21,862
Loss on sale of plant and equipment	6,883	6,146	11,106
Income from investments	(145,541)	(147,024)	(139,842)
Non-cash interest on nonrecourse notes payable	18,696	39,629	42,885
(Gain) loss on sale of operations and affiliates	(5,109)	4,777	4,389
Other non-cash items, net	35,728	1,853	(7,479)
Change in assets and liabilities:
(Increase) decrease in— Trade receivables	(22,239)	8,058	156,794
Inventories	108,180	71,844	158,502
Prepaid expenses and other assets	(186,714)	10,981	(18,757)
Net assets of discontinued operations	30,736	1,433	36,054
Increase (decrease) in— Accounts payable	(10,104)	14,455	(105,758)
Accrued expenses and other liabilities	47,070	(9,649)	(62,401)
Income taxes payable	(68,497)	87,422	26,288
Other, net	52	44	14

Net cash provided by operating activities	1,368,741	1,288,756	1,351,026

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(203,726)	(188,234)	(556,199)
Additions to plant and equipment	(258,312)	(271,424)	(256,562)
Purchase of investments	(133,236)	(194,741)	(101,329)
Proceeds from investments	59,509	77,780	210,669
Proceeds from sale of plant and equipment	29,489	29,208	20,000
Proceeds from sale of operations and affiliates	21,421	211,075	14,015
Other, net	994	3,079	7,432

Net cash used for investing activities	(483,861)	(333,257)	(661,974)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(285,399)	(272,319)	(249,141)
Issuance of common stock	40,357	44,381	54,699
Net repayments of short-term debt	(68,159)	(231,214)	(351,743)
Proceeds from long-term debt	931	258,426	4,122
Repayments of long-term debt	(28,538)	(30,707)	(16,035)
Other, net	12	2,790	1,330

Net cash used for financing activities	(340,796)	(228,643)	(556,768)

Effect of Exchange Rate Changes on Cash and Equivalents	82,712	48,607	(1,355)

Cash and Equivalents:
Increase during the year	626,796	775,463	130,929
Beginning of year	1,057,687	282,224	151,295

End of year	$1,684,483	$1,057,687	$282,224

Cash Paid During the Year for Interest	$73,250	$73,284	$79,541

Cash Paid During the Year for Income Taxes	$351,156	$474,954	$338,864

Liabilities Assumed from Acquisitions	$120,825	$34,267	$96,963

The Notes to Financial Statements are an integral part of this statement. See the Investments note for information regarding non-cash transactions.

48     2003 ANNUAL REPORT

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

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, product liability matters, product warranties, pensions, other postretirement benefits and environmental matters.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, tax, product liability (including toxic tort) and general liability claims. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, liquidity or future operations.

Consolidation and Translation — The financial statements include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company’s foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.

Foreign subsidiaries’ assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a separate component of stockholders’ equity.

Discontinued Operations — In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. The segment was comprised of the following businesses: Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. The consolidated financial statements for all periods present these businesses as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. On October 31, 2002, the sales of Precor and West Bend were completed, resulting in cash proceeds of $211,193,000. On November 7, 2003, the sale of Florida Tile was completed, resulting in cash proceeds of $11,500,000. The Company’s net loss on disposal of the segment was as follows:

	PRETAX GAIN	TAX PROVISION	AFTER-TAX
IN THOUSANDS	(LOSS)	(BENEFIT)	GAIN (LOSS)

Realized gains on 2002 sales of Precor and West Bend	$146,240	$51,604	$94,636
Estimated loss on 2003 sale of Florida Tile recorded in 2002	(123,874)	(31,636)	(92,238)

Estimated net gain on disposal of the segment deferred at December 31, 2002	22,366	19,968	2,398

Gain adjustments related to 2002 sales of Precor and West Bend recorded in 2003	(752)	(256)	(496)
Additional loss on sale of Florida Tile recorded in 2003	(28,784)	(10,348)	(18,436)

Net loss on disposal of segment as of December 31, 2003	$(7,170)	$9,364	$(16,534)

Results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Operating revenues	$102,194	$344,419	$405,146

Operating income (loss)	$(4,003)	$10,804	$13,767

Net income (loss) from discontinued operations	$(4,027)	$2,672	$3,210
Amount charged against reserve for Florida Tile operating losses	4,027	—	—

Income from discontinued operations (net of 2002 and 2001 tax provisions of $8,096 and $5,500, respectively)	—	2,672	3,210
Loss on disposal of the segment (net of tax provision of $9,364)	(16,534)	—	—

Income (loss) from discontinued operations	$(16,534)	$2,672	$3,210

NOTES TO FINANCIAL STATEMENTS     49

As of December 31, 2003, there were no assets or liabilities remaining from the discontinued operations. The net assets of the discontinued operations as of December 31, 2002 were as follows:

IN THOUSANDS	2002

Trade receivables	$17,299
Inventories	44,286
Net plant and equipment	41,497
Deferred income taxes	33,130
Accounts payable	(4,919)
Reserve for loss on disposition	(46,570)
Deferred gain on divestiture	(2,398)
Accrued expenses	(11,921)
Noncurrent liabilities	(26,196)
Other, net	7,482

$51,690

Acquisitions — Summarized information related to acquisitions during 2003, 2002 and 2001 was as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2003	2002	2001

Number of acquisitions	28	21	29
Net cash paid during the year	$203,726	$188,234	$556,199
Goodwill and intangible assets recorded	$141,699	$135,688	$420,888

The acquisitions in these years, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position.

Operating Revenues are recognized when legal title and the risks of ownership are transferred to the customer,which is generally at the time of product shipment. Operating revenues for the Leasing and Investments segment include income from mortgage investments, leases and other investments that is recognized based on the applicable accounting method for each type of investment. See the Investments note for the detailed accounting policies related to the Company’s significant investments.

No single customer accounted for more than 10% of consolidated revenues in 2003, 2002 or 2001. Export sales from U.S. operations to third parties were less than 10% of total operating revenues during those years.

Research and Development Expenses are recorded as expense in the year incurred. These costs were $106,777,000 in 2003, $101,344,000 in 2002 and $102,288,000 in 2001.

Rental Expense was $99,260,000 in 2003, $94,395,000 in 2002 and $96,143,000 in 2001. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS

2004	$89,320
2005	67,563
2006	47,533
2007	34,348
2008	25,775
2009 and future years	28,602

$293,141

Advertising Expenses are recorded as expense in the year incurred. These costs were $69,922,000 in 2003, $69,557,000 in 2002 and $67,345,000 in 2001.

50     2003 ANNUAL REPORT

Interest Expense related to debt has been recorded in the statement of income as follows:

IN THOUSANDS	2003	2002	2001

Cost of revenues	$22,687	$43,333	$51,682
Interest expense	70,672	68,455	68,051
Income (loss) from discontinued operations	25	1,578	1,921

	$93,384	$113,366	$121,654

The interest expense recorded as cost of revenues relates to the Leasing and Investments segment and includes interest expense related to both the direct debt of the segment and general corporate debt allocated to the segment based on the after-tax cash flows of the investments. The allocation of interest expense from general corporate debt to the segment was $3,990,000, $3,704,000 and $8,797,000 in 2003, 2002 and 2001, respectively.

Other Income (Expense) consisted of the following:

IN THOUSANDS	2003	2002	2001

Interest income	$26,171	$17,574	$16,176
Gain (loss) on sale of operations and affiliates	5,109	(4,777)	(4,389)
Loss on sale of plant and equipment	(6,883)	(6,146)	(11,106)
Loss on foreign currency transactions	(5,077)	(9,070)	(5,282)
Other, net	(5,992)	(1,337)	(2,602)

	$13,328	$(3,756)	$(7,203)

The interest income above relates to general corporate short-term investments. Interest income related to the investments of the Leasing and Investments segment is included in the operating income of that segment.

Income Taxes — The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2003	2002	2001

U.S. federal income taxes:
Current	$170,040	$334,329	$245,733
Deferred	245,548	39,344	32,407
Benefit of net operating loss carryforwards	(33,816)	(2,626)	(1,722)
Tax benefit related to stock recorded through equity	19,139	25,366	33,775

	400,911	396,413	310,193

Foreign income taxes:
Current	201,136	153,949	115,821
Deferred	(47,769)	(65,079)	(2,777)
Benefit of net operating loss carryforwards	(38,161)	(2,642)	(14,326)

	115,206	86,228	98,718

State income taxes:
Current	27,186	31,238	22,886
Deferred	6,278	(6,420)	(348)
Benefit of net operating loss carryforwards	(15,226)	(7,671)	(5,621)
Tax benefit related to stock recorded through equity	1,545	1,962	2,572

	19,783	19,109	19,489

	$535,900	$501,750	$428,400

NOTES TO FINANCIAL STATEMENTS     51

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2003	2002	2001

Domestic	$1,066,575	$1,185,606	$922,723
Foreign	509,539	247,954	308,126

	$1,576,114	$1,433,560	$1,230,849

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2003	2002	2001

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.1	1.1	1.3
Nondeductible goodwill amortization and impairment	—	0.1	1.5
Differences between U.S. federal statutory and foreign tax rates	(1.0)	0.3	(0.5)
Nontaxable foreign interest income	(2.1)	(0.9)	(0.1)
Other, net	1.0	(0.6)	(2.4)

Effective tax rate	34.0%	35.0%	34.8%

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on undistributed earnings of international subsidiaries of $4,800,000,000 as of December 31, 2003, as the earnings are considered permanently invested. Upon distribution of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2003 and 2002 were as follows:

	2003		2002
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY

Goodwill and intangible assets	$84,563	$(76,918)	$114,672	$(38,781)
Inventory reserves, capitalized tax cost and LIFO inventory	32,811	(17,517)	40,815	(19,560)
Investments	198,166	(295,150)	175,201	(32,203)
Plant and equipment	14,269	(81,156)	22,333	(56,726)
Accrued expenses and reserves	240,117	—	220,016	—
Employee benefit accruals	209,466	—	196,306	—
Foreign tax credit carryforwards	20,954	—	—	—
Net operating loss carryforwards	230,427	—	97,622	—
Capital loss carryforwards	82,074	—	15,064	—
Allowances for uncollectible accounts	13,491	—	14,584	—
Prepaid pension assets	—	(72,557)	—	(23,864)
Other	92,205	(17,809)	90,212	(22,794)

Gross deferred income tax assets (liabilities)	1,218,543	(561,107)	986,825	(193,928)
Valuation allowances	(69,061)	—	(33,534)	—

Total deferred income tax assets (liabilities)	$1,149,482	$(561,107)	$953,291	$(193,928)

The valuation allowances recorded at December 31, 2003 and 2002 relate primarily to net operating loss carryforwards and capital loss carryforwards. No additional valuation allowances have been recorded on the net deferred income tax assets of $588,375,000 and $759,363,000 at December 31, 2003 and 2002, respectively, as the Company expects to generate adequate taxable income in the applicable tax jurisdictions in future years.

52     2003 ANNUAL REPORT

At December 31, 2003, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS

2004	$8,463
2005	8,289
2006	5,625
2007	8,705
2008	6,268
2009	4,192
2010	3,254
2011	4,047
2012	3,443
2013	6,390
2014	2,654
2015	3,983
2016	—
2017	2,922
2018	—
2019	—
2020	13,987
2021	7,503
2022	687
2023	96,617
Do not expire	446,273

$633,302

Income from Continuing Operations Per Share is computed by dividing income from continuing operations by the weighted average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted average number of shares assuming dilution for options and restricted stock. Dilutive shares reflect the effect of unvested restricted shares and the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised during the period. The computation of income from continuing operations per share was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2003	2002	2001

Income from continuing operations	$1,040,214	$931,810	$802,449

Income from continuing operations per share—Basic:
Weighted average common shares	307,069	306,157	304,112

Income from continuing operations per share—Basic	$3.39	$3.04	$2.64

Income from continuing operations per share—Diluted:
Weighted average common shares	307,069	306,157	304,112
Effect of dilutive stock options and restricted stock	1,681	1,888	2,194

Weighted average common shares assuming dilution	308,750	308,045	306,306

Income from continuing operations per share—Diluted	$3.37	$3.02	$2.62

NOTES TO FINANCIAL STATEMENTS     53

Options that had exercise prices greater than the average market price of the common shares were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001

Weighted average shares issuable under antidilutive options	26,085	915	1,319,190
Weighted average exercise price per share	$79.35	$68.13	$65.50

Cash and Equivalents included interest-bearing deposits of $1,281,492,000 at December 31, 2003, and $874,659,000 at December 31, 2002. Interest-bearing deposits have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Beginning balance	$(66,158)	$(61,065)	$(52,274)
Provision charged to expense	(8,875)	(21,696)	(21,862)
Write-offs, net of recoveries	17,987	21,996	19,443
Acquisitions and divestitures	(2,851)	(3,437)	(6,322)
Other	(2,467)	(1,956)	(50)

Ending balance	$(62,364)	$(66,158)	$(61,065)

Inventories at December 31, 2003 and 2002 were as follows:

IN THOUSANDS	2003	2002

Raw material	$286,550	$275,902
Work-in-process	102,267	98,678
Finished goods	603,162	588,166

	$991,979	$962,746

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 35% and 38% of total inventories as of December 31, 2003 and 2002, respectively. The first-in, first-out (“FIFO”) method, which approximates current cost, is used for all other inventories. If the FIFO method was used for all inventories, total inventories would have been approximately $93,511,000 and $92,613,000 higher than reported at December 31, 2003 and 2002, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation was $282,277,000 in 2003, $277,819,000 in 2002 and $281,723,000 in 2001, and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10--50 years
Machinery and equipment	3--20 years
Equipment leased to others	Term of lease

54     2003 ANNUAL REPORT

Investments as of December 31, 2003 and 2002 consisted of the following:

IN THOUSANDS	2003	2002

Mortgage investments	$325,435	$972,877
Leases of equipment	284,042	217,130
Affordable housing limited partnerships	103,388	116,623
Venture capital limited partnership	47,487	21,724
Properties held for sale	32,689	19,505
Prepaid forward contract	25,767	24,554
Property developments	13,550	20,039
Other	—	(42)

	$832,358	$1,392,410

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States and include five variable-rate balloon loans at both December 31, 2003 and 2002, and 37 and 40 properties at December 31, 2003 and 2002, respectively. In conjunction with these transactions, the mortgage entities simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26,000,000 a year, the Company has the right to receive the short- fall from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests) which have a total fair value of approximately $1,600,000,000 at December 31, 2003. The mortgage entities entered into the swaps and other related agreements in order to reduce their real estate, credit and interest rate risks relative to the mortgage-related assets and related nonrecourse notes payable.

The components of the mortgage investments at December 31, 2003 and 2002 were as shown below:

IN THOUSANDS	2003	2002

Net equity investments in mortgage entities	$325,435	$—
Commercial mortgage loans	—	80,204
Commercial real estate	—	643,611
Net swap receivables	—	158,940
Receivable from mortgage servicer	—	75,498
Annuity contract	—	7,824
U.S. Treasury security	—	6,800

	$325,435	$972,877

On July 1, 2003, the Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) relative to its investments in the mortgage entities. FIN 46 requires consolidation of variable interest entities in which a company has a controlling financial interest, even if it does not have a majority voting interest. A company is deemed to have a controlling financial interest in a variable interest entity if it has either the majority of the risk of loss or the majority of the residual returns. Upon its adoption of FIN 46 for the mortgage investments as of July 1, 2003, the Company deconsolidated its investments in the mortgage entities as the Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns.

NOTES TO FINANCIAL STATEMENTS     55

No gain or loss was recognized in connection with this change in accounting. The Company has recorded its investments in the mortgage entities as of July 1, 2003 on a net carryover basis, as follows:

IN THOUSANDS

Mortgage-related assets	$978,755
Current portion of nonrecourse notes payable	(41,606)
Long-term portion of nonrecourse notes payable	(507,063)
Accrued interest on nonrecourse notes payable	(9,849)
Current portion of deferred mortgage investment income	(30,724)
Noncurrent portion of deferred mortgage investment income	(74,433)

Net book value of mortgage investments as of July 1, 2003	$315,080

Starting in the third quarter of 2003 and for subsequent periods, the Company accounts for its net investments in the mortgage entities using the equity method of accounting as provided in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures. Under this method, the net mortgage investments are adjusted through income for changes in the Company’s share of the net assets of the mortgage entities. The excess of the liquidation value of the investments in the mortgage entities over their net book value as of July 1, 2003 of $178,333,000 is being recognized as income over the remaining term of each of the investments.

Prior to the adoption of FIN 46 for the mortgage investments as of July 1, 2003, the principal mortgage-related assets were accounted for as follows:

Commercial mortgage loans — Interest income was recorded based on the effective yield determined at the inception of the commercial mortgage transactions. The Company evaluated whether the commercial mortgage loans had been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeded the discounted cash flows, an impairment loss was recorded through the operating income of the Leasing and Investments segment. Interest income was recognized on impaired mortgage loans based on the original effective yield of the loans. Loans that were foreclosed were transferred to commercial real estate at carrying value. At December 31, 2002, the Company’s gross investment in impaired mortgage loans (before impairment loss allowances) was $101,648,000. Substantially all of the mortgage loans at December 31, 2002 mature in 2004. The estimated fair value of the commercial mortgage loans, based on discounted future cash flows, exceeded the carrying value at December 31, 2002 by $3,397,000.

Commercial real estate — Recorded at cost and depreciated on a straight-line basis over an estimated useful life of 39 years. At least annually, the real estate assets were evaluated for impairment by comparing estimated future undiscounted cash flows to the carrying values. If the undiscounted future cash flows were less than the carrying value, an impairment loss was recorded equal to the difference between the estimated fair value and the carrying value of the impaired asset. Gains and losses were recorded on the sale of the real estate assets through the operating income of the Leasing and Investments segment based on the proceeds of the sale compared with the carrying value of the asset sold.

Net swap receivables — Recorded at fair value, based on the estimated future cash flows discounted at current market interest rates. All estimated future cash flows were provided by the swap counter party, who also is the servicer of the mortgage loans and real estate. Market interest rates for the swap inflows were based on the current market yield of a bond of the swap counter party. Discount rates for the swap outflows were based on an estimate of risk-adjusted rates for real estate assets. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows, discount rates or interest rates were recorded through the operating income of the Leasing and Investments segment.

56     2003 ANNUAL REPORT

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2003 and 2002 were as shown below:

IN THOUSANDS	2003	2002

Leveraged, direct financing and sale type leases:
Gross lease contracts receivable, net of nonrecourse debt service	$171,102	$114,330
Estimated residual value of leased assets	255,538	196,656
Unearned income	(145,734)	(93,856)

	280,906	217,130

Equipment under operating leases	3,136	—

	$284,042	$217,130

Deferred tax liabilities related to leveraged and direct financing leases were $151,414,000 and $14,619,000 at December 31, 2003 and 2002, respectively.

The investment in leases of equipment relates to the following types of equipment at December 31, 2003 and 2002 were as shown below:

IN THOUSANDS	2003	2002

Telecommunications	$181,370	$162,187
Air traffic control	51,395	—
Aircraft	45,388	47,315
Manufacturing	5,390	7,053
Railcars	499	575

	$284,042	$217,130

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to creditworthy third party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company can recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2003, 2002 and 2001 were as shown below:

IN THOUSANDS	2003	2002	2001

Lease income before income taxes	$27,059	$26,731	$3,941
Impairment on aircraft leases	—	(31,565)	—
Investment tax credits recognized	612	(548)	430
Income tax benefit (expense)	(10,077)	2,258	(1,471)

	$17,594	$(3,124)	$2,900

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

NOTES TO FINANCIAL STATEMENTS     57

Affordable Housing Limited Partnerships

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

Other Investments

The Company entered into a venture capital limited partnership in 2001 that invests in late-stage venture capital opportunities. The Company has committed to total capital contributions to this partnership of $100,000,000 over a five-year period. The Company has a 25% limited partnership interest and accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership’s income or loss.

Properties held for sale are former manufacturing or office facilities located primarily in the United States that are no longer used by the Company’s operations and are currently held for sale. These properties are recorded at the lower of cost or market.

The Company’s investment in the prepaid forward contract was initially recorded at cost. Interest income is being accrued for this contract based on the effective yield of the contract.

The Company invests in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships’ income or loss. The accounting for these investments in real estate development joint ventures may be affected by FIN 46. In December 2003, the Financial Accounting Standards Board issued a revised FIN 46, which defers the required adoption of FIN 46 relative to these joint ventures until the first quarter of 2004. Based on the information presently available, it appears reasonably possible that consolidation of these joint ventures could be required. As of December 31, 2003, the assets and liabilities of these joint ventures totaled $51,918,000 and $30,620,000, respectively. The Company’s risk of loss related to these investments is generally limited to their carrying value as of December 31, 2003.

Cash Flows and Non-Cash Transactions

Cash flows related to investments during 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Cash used to purchase investments:
Affordable housing limited partnerships	$(53,581)	$(29,065)	$(48,088)
Leveraged leases of equipment	(48,763)	(152,253)	(29,198)
Venture capital limited partnership	(26,069)	(11,872)	(14,104)
Property developments	(3,830)	(1,402)	(9,727)
Other	(993)	(149)	(212)

	$(133,236)	$(194,741)	$(101,329)

Cash proceeds from investments:
Mortgage investments	$26,000	$26,467	$26,934
Property developments	19,584	20,810	31,097
Leases of equipment	9,767	16,755	14,385
Properties held for sale	3,929	13,609	8,940
Affordable housing limited partnerships	—	—	126,760
Other	229	139	2,553

	$59,509	$77,780	$210,669

58     2003 ANNUAL REPORT

The Company’s only material non-cash transactions during 2003, 2002 and 2001 relate to the debt service on the nonrecourse notes payable of the mortgage entities, which was paid by the mortgage swap counter party, as follows:

IN THOUSANDS	2003	2002	2001

Payments by mortgage swap counter party—
Principal	$20,803	$31,066	$47,286
Interest	19,295	40,201	43,539

	$40,098	$71,267	$90,825

Non-cash interest expense	$18,696	$39,629	$42,885

The principal and interest amounts for 2003 above only reflect activity for the first half of 2003 as a result of the adoption of FIN 46 relative to the mortgage investments as July 1, 2003.

Goodwill and Intangible Assets — Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, the Company no longer amortizes goodwill and intangible assets that have indefinite lives. SFAS 142 also requires that the Company assess goodwill and intangible assets with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. The Company performs its annual impairment assessment in the first quarter of each year.

As the first step in the SFAS 142 implementation process, the Company assigned its recorded goodwill and intangible assets as of January 1, 2002 to approximately 300 of its 600 reporting units based on the operating unit that includes the business acquired. Then, the fair value of each reporting unit was compared to its carrying value. Fair values were determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows were based either on current operating cash flows or a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit was less than its carrying value, an impairment loss was recorded for the difference between the fair value of the unit’s goodwill and intangible assets and the carrying value of those assets.

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

Other than the cumulative effect of change in accounting principle discussed above, amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2003, 2002, and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Goodwill:
Amortization	$—	$—	$80,077
Impairment	702	7,877	—
Intangible Assets:
Amortization	19,813	20,056	24,508
Impairment	3,761	—	—

	$24,276	$27,933	$104,585

In the first quarter of 2003, the Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in impairment charges of $4,463,000. The 2003 goodwill impairment charge of $702,000 was related to a U.S. welding components business and primarily resulted from lower estimated future cash flows than previously expected. Also in the first quarter of 2003, intangible asset impairment charges of $3,761,000 were recorded to reduce to estimated fair value the carrying value of trademarks and brands related to several U.S. welding components businesses in the Specialty Systems—North America segment and a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

NOTES TO FINANCIAL STATEMENTS     59

In the fourth quarter of 2002, an impairment charge of $7,877,000 was recognized to reduce to estimated fair value the carrying value of goodwill related to five businesses. The impairment charge primarily related to the goodwill of industrial packaging businesses in Australia and Asia, which was tested for impairment because actual results were lower than previously forecasted results.

Intangible asset amortization expense related to amortizable intangible assets under SFAS 142 would have been $21,443,000 in 2001.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2003 and December 31, 2002 were as follows:

	ENGINEERED	ENGINEERED	SPECIALTY	SPECIALTY
	PRODUCTS	PRODUCTS	SYSTEMS	SYSTEMS
IN THOUSANDS	NORTH AMERICA	INTERNATIONAL	NORTH AMERICA	INTERNATIONAL	TOTAL

Balance, December 31, 2001	$574,962	$424,223	$853,557	$664,071	$2,516,813
2002 activity:
Acquisitions	18,086	23,910	37,804	32,085	111,885
Impairment write-offs	(51,002)	(19,030)	(85,977)	(106,450)	(262,459)
Foreign currency translation	(456)	12,373	(85)	16,448	28,280

Balance, December 31, 2002	541,590	441,476	805,299	606,154	2,394,519
2003 activity:
Acquisitions	(14,386)	13,934	34,480	32,975	67,003
Impairment write-offs	—	—	(702)	—	(702)
Foreign currency translation	(44)	27,646	125	22,734	50,461
Intersegment goodwill transfers	—	—	(2,391)	2,391	—

Balance, December 31, 2003	$527,160	$483,056	$836,811	$664,254	$2,511,281

Intangible assets as of December 31, 2003 and December 31, 2002 were as follows:

	DECEMBER 31, 2003			DECEMBER 31, 2002
		ACCUMULATED			ACCUMULATED
IN THOUSANDS	COST	AMORTIZATION	NET	COST	AMORTIZATION	NET

Amortizable Intangible Assets:
Trademarks and brands	$36,491	$(3,982)	$32,509	$10,075	$(2,453)	$7,622
Customer lists and relationships	55,049	(6,293)	48,756	18,971	(4,771)	14,200
Patents and proprietary technology	103,982	(46,620)	57,362	91,518	(40,122)	51,396
Noncompete agreements	74,569	(36,980)	37,589	67,261	(29,843)	37,418
Other	52,280	(33,921)	18,359	52,388	(29,494)	22,894
Indefinite-lived Intangible Assets:
Trademarks and brands	93,007	—	93,007	96,761	—	96,761

Total Intangible Assets	$415,378	$(127,796)	$287,582	$336,974	$(106,683)	$230,291

Intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS

2004	$25,924
2005	24,899
2006	23,007
2007	19,985
2008	16,769

60     2003 ANNUAL REPORT

A transitional reconciliation of the previously reported 2001 statement of income information to pro forma amounts that reflect the elimination of the amortization of goodwill and indefinite-lived intangible assets is presented below:

	2001
		PER SHARE	PER SHARE
IN THOUSANDS EXCEPT PER SHARE AMOUNTS	AMOUNT	BASIC	DILUTED

Income from continuing operations, as reported	$802,449	$2.64	$2.62
Amortization of goodwill and indefinite-lived intangible assets	71,531	0.24	0.23

Pro forma income from continuing operations	873,980	2.87	2.85

Income from discontinued operations, as reported	3,210	0.01	0.01
Amortization of goodwill and indefinite-lived intangible assets	2,372	0.01	0.01

Pro forma income from discontinued operations	5,582	0.02	0.02

Pro forma net income	$879,562	$2.89	$2.87

Other Assets as of December 31, 2003 and 2002 consisted of the following:

IN THOUSANDS	2003	2002

Prepaid pension assets	$312,312	$163,077
Cash surrender value of life insurance policies	221,884	193,802
Investment in unconsolidated affiliates	31,419	54,342
Other	113,908	95,331

	$679,523	$506,552

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The major domestic plan covers substantially all of its U.S. employees and provides benefits based on years of service and final average salary. The Company also has other postretirement benefit plans covering substantially all of its U.S. employees. The postretirement health care plans are contributory with the participants’ contributions adjusted annually. The postretirement life insurance plans are noncontributory.

The Company uses a September 30 measurement date for the majority of its plans.

Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans was as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost:
Service cost	$70,168	$58,222	$57,841	$12,613	$15,902	$13,982
Interest cost	77,606	78,695	73,924	31,302	29,868	27,808
Expected return on plan assets	(102,536)	(104,945)	(137,374)	(1,280)	—	—
Amortization of prior service cost (income)	(2,345)	(4,030)	(4,125)	6,601	6,675	6,675
Amortization of actuarial (gain) loss	3,555	741	(4,041)	926	536	—
Amortization of transition amount	(893)	(899)	(986)	—	—	—
Settlement/curtailment (gain) loss	381	819	—	—	(3,272)	—

Net periodic benefit cost (income)	$45,936	$28,603	$(14,761)	$50,162	$49,709	$48,465

NOTES TO FINANCIAL STATEMENTS     61

	PENSION		OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2003	2002	2003	2002

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$1,237,348	$1,157,332	$485,741	$426,514
Service cost	70,168	58,222	12,613	15,902
Interest cost	77,606	78,695	31,302	29,868
Plan participants’ contributions	1,949	2,125	12,414	12,274
Amendments	435	22,654	(210)	(4,837)
Actuarial (gain) loss	114,834	(26,968)	79,376	45,478
Benefits paid	(96,712)	(93,039)	(45,548)	(43,851)
Liabilities from other plans	78	16,803	11,568	4,393
Foreign currency translation	41,318	21,524	—	—

Benefit obligation at end of period	$1,447,024	$1,237,348	$587,256	$485,741

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$992,709	$1,157,403	$—	$—
Actual return on plan assets	181,257	(112,291)	4,172	—
Company contributions	98,103	12,917	65,154	31,577
Plan participants’ contributions	1,949	2,125	12,414	12,274
Benefits paid	(96,712)	(93,039)	(45,548)	(43,851)
Assets (to) from other plans	(1,459)	12,025	—	—
Foreign currency translation	24,588	13,569	—	—

Fair value of plan assets at end of period	$1,200,435	$992,709	$36,192	$—

Funded status	$(246,589)	$(244,639)	$(551,064)	$(485,741)
Unrecognized net actuarial loss	354,190	313,203	136,543	61,854
Unrecognized prior service cost (income)	(13,250)	(16,196)	65,734	70,263
Unrecognized net transition amount	(656)	(1,390)	—	—
Contributions after measurement date	88,240	1,012	36,148	39,742
Other immaterial plans	(13,348)	(13,667)	—	—

Net amount recognized	$168,587	$38,323	$(312,639)	$(313,882)

The amounts recognized in the statement of financial position as of December 31 consisted of:

Prepaid benefit cost	$288,323	$135,997	$—	$—
Accrued benefit liability	(191,068)	(178,221)	(312,639)	(294,755)
Intangible asset for minimum pension liability	23,989	27,080	—	—
Net assets of discontinued operations	—	—	—	(19,127)
Accumulated other comprehensive loss for minimum pension liability	47,343	53,467	—	—

Net amount recognized	$168,587	$38,323	$(312,639)	$(313,882)

Accumulated benefit obligation for all significant defined benefit pension plans	$1,295,647	$1,119,207

Plans with accumulated benefit obligation in excess of plan assets as of September 30:

Projected benefit obligation	$254,341	$372,936

Accumulated benefit obligation	$241,772	$328,970

Fair value of plan assets	$80,365	$175,631

Additional information:
Increase (decrease) in minimum liability included in other comprehensive income	$(6,124)	$53,467

62     2003 ANNUAL REPORT

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
	2003	2002	2001	2003	2002	2001

Weighted-average assumptions used to determine benefit obligation at September 30:
Discount rate	5.90%	6.44%	7.05%	6.00%	6.60%	7.25%
Rate of compensation increases	4.32%	4.43%	4.42%	—	—	—
Weighted-average assumptions used to determine net cost for years ended December 31:
Discount rate	6.44%	7.05%	7.19%	6.60%	7.25%	7.50%
Expected return on plan assets	8.06%	7.97%	10.55%	7.00%	—	—
Rate of compensation increases	4.43%	4.42%	4.05%	—	—	—

The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the postretirement health care plans was developed from the major domestic pension plan rate less 100 basis points.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2003	2002	2001

Health care cost trend rate assumed for the next year	10.00%	11.00%	12.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2008	2008

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE-	1-PERCENTAGE-
IN THOUSANDS	POINT INCREASE	POINT DECREASE

Effect on total of service and interest cost components for 2003	$1,247	$(1,062)
Effect on postretirement benefit obligation at September 30, 2003	$18,114	$(15,472)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company’s significant pension plans at September 30, 2003 and 2002 were as follows:

		PERCENTAGE OF PLAN
		ASSETS AT SEPTEMBER 30
ASSET CATEGORY	TARGET ALLOCATION	2003	2002

Equity securities	44% - 85%	68%	63%
Debt securities	10% - 45%	29%	33%
Real estate	0% - 15%	1%	1%
Other	0% - 10%	2%	3%

Total		100%	100%

The Company’s overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers with a focus on total return. The use of derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines is prohibited.

The assets in the Company’s postretirement health care plans at September 30, 2003 are invested in life insurance policies. The Company’s overall investment strategy is to invest in assets that are exempt from Federal income taxes.

NOTES TO FINANCIAL STATEMENTS     63

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $110,985,000 to its pension plans and $67,311,000 to its other postretirement benefit plans in 2004.

The following benefit payments are expected to be paid during the years ending December 31:

		OTHER
	PENSION	POSTRETIREMENT
IN THOUSANDS	BENEFITS	BENEFITS

2004	$110,764	$38,111
2005	117,743	40,576
2006	123,458	43,035
2007	137,196	45,486
2008	140,834	47,724
Years 2009-2013	786,377	271,749

The accumulated postretirement benefit obligation does not include the potential impact of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Deferring the recognition of the new Medicare provisions’ impact is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and a lack of authoritative accounting guidance about certain matters. The impact of these new Medicare provisions will reduce the postretirement benefit obligation reported above, but such reduction is not expected to be significant.

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company’s contributions to these plans were $24,745,000 in 2003, $25,029,000 in 2002 and $24,811,000 in 2001.

Short-Term Debt as of December 31, 2003 and 2002 consisted of the following:

IN THOUSANDS	2003	2002

Bank overdrafts	$25,535	$63,700
Current maturities of long-term debt	3,510	48,627
Other borrowings by foreign subsidiaries	27,049	9,277

	$56,094	$121,604

The weighted average interest rate on other borrowings by foreign subsidiaries was 1.7% at December 31, 2003 and 3.4% at December 31, 2002.

In 2003, the Company entered into a $400,000,000 Line of Credit Agreement with a termination date of June 18, 2004. No amounts were outstanding under this facility at December 31, 2003.

Accrued Expenses as of December 31, 2003 and 2002 consisted of accruals for:

IN THOUSANDS	2003	2002

Compensation and employee benefits	$337,991	$279,088
Rebates	74,431	68,679
Warranties	69,415	58,861
Current portion of postretirement benefit obligation	38,111	31,202
Current portion of affordable housing capital obligations	14,765	51,926
Current portion of deferred mortgage investment income	—	30,724
Other	336,237	344,411

	$870,950	$864,891

The changes in accrued warranties during 2003, 2002 and 2001 were as follows:

IN THOUSANDS	2003	2002	2001

Beginning balance	$58,861	$55,493	$46,470
Charges	(49,423)	(31,561)	(32,393)
Provision charged to expense	59,977	34,929	41,416

Ending balance	$69,415	$58,861	$55,493

64     2003 ANNUAL REPORT

Long-Term Debt at December 31, 2003 and 2002 consisted of the following:

IN THOUSANDS	2003	2002

6.875% notes due November 15, 2008	$149,911	$149,892
5.75% notes due March 1, 2009	500,110	501,008
6.55% preferred debt securities due December 31, 2011	249,672	249,642
6.59% nonrecourse note due semiannually through December 31, 2005	—	153,500
7.00% nonrecourse note due semiannually through November 30, 2006	—	199,619
6.44% nonrecourse note due semiannually through February 29, 2008	—	216,353
Other borrowings	24,177	38,994

	923,870	1,509,008
Current maturities	(3,510)	(48,627)

	$920,360	$1,460,381

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $22,578,000 at December 31, 2003 and $22,653,000 at December 31, 2002.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $50,133,000 at December 31, 2003 and $43,292,000 at December 31, 2002. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 3.13% at December 31, 2003 and 3.37% at December 31, 2002. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities due at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.74%. The estimated fair value of the securities exceeded the carrying value by approximately $36,246,000 at December 31, 2003 and $47,758,000 at December 31, 2002.

In connection with the commercial mortgage transactions, the Company, through its investments in separate mortgage entities, issued a $256,000,000, 6.28% nonrecourse note at face value in 1995, a $266,265,000, 7.0% nonrecourse note at face value in 1996 and a $217,440,000, 6.44% nonrecourse note at face value in 1997. In 1997, the 6.28% nonrecourse note was refinanced with a 6.59% nonrecourse note with similar terms. The holders of these notes only have recourse against the assets of the mortgage entities, including commercial mortgage loans, commercial real estate and net swap receivables. The estimated fair value of the three nonrecourse notes, based on discounted cash flows, exceeded the carrying value by $64,836,000 at December 31, 2002. Upon the adoption of FIN 46 relative to the mortgage investments as of July 1, 2003, the nonrecourse notes payable have been included as part of the Company’s net equity investments in the mortgage entities. See the Investments note for further information.

In 2003, the Company entered into a $350,000,000 revolving credit facility (RCF) with a termination date of June 20, 2008. This debt capacity is for use principally to support any future issuances of commercial paper and to fund larger acquisitions.

The Company’s debt agreements’ financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company’s total debt, including guarantees, was 12% of total capitalization as of December 31, 2003, which was in compliance with these covenants.

Other debt outstanding at December 31, 2003, bears interest at rates ranging from 0.5% to 18.0%, with maturities through the year 2027.

NOTES TO FINANCIAL STATEMENTS     65

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS

2005	$6,546
2006	2,057
2007	979
2008	150,524
2009 and future years	760,254

$920,360

In connection with forming joint ventures, the Company has provided debt guarantees of $31,000,000 and $32,000,000 at December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company has recorded liabilities related to these guarantees of $15,000,000.

At December 31, 2003, the Company had open stand-by letters of credit of $66,000,000, substantially all of which expire in 2004. At December 31, 2002, the Company had open stand-by letters of credit of $67,000,000, substantially all of which expired in 2003.

Other Noncurrent Liabilities at December 31, 2003 and 2002 consisted of the following:

IN THOUSANDS	2003	2002

Postretirement benefit obligation	$274,528	$263,553
Pension benefit obligation	191,068	178,221
Affordable housing capital obligations	103,073	113,399
Deferred mortgage investment income	—	89,794
Preferred stock of subsidiaries	60,000	60,000
Other	281,103	210,318

	$909,772	$915,285

In connection with the commercial mortgage investment transactions, the Company had recorded deferred mortgage investment income for the effect of the difference between the book bases of the assets acquired and their tax bases. Upon the adoption of FIN 46 relative to the mortgage investments as of July 1, 2003, this deferred mortgage investment income has been included as part of the Company’s net equity investments in the mortgage entities. Prior to the adoption of FIN 46, this deferred mortgage investment income was being amortized to revenue of the Leasing and Investments segment on a straight-line basis over the lives of the related mortgage transactions.

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

In 2001, the Company committed to two new affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third-party financial institution. The excess cash of $126,760,000 was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects.

The Company’s capital contributions to the affordable housing limited partnerships are expected to be paid as follows:

IN THOUSANDS

2005	$31,042
2006	13,629
2007	13,703
2008	13,722
2009 and future years	30,977

$103,073

66     2003 ANNUAL REPORT

Other than the capital contributions above, the Company has no future obligations, guarantees or commitments to the affordable housing limited partnerships.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2003, 2002 and 2001 are shown below:

			ADDITIONAL
	COMMON STOCK		PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT

Balance, December 31, 2000	302,709,094	$3,027	$584,357	(260,536)	$(1,783)
During 2001—
Shares issued for stock options	2,483,531	25	56,089	—	—
Shares surrendered on exercise of stock options	(22,689)	—	(1,414)	—	—
Tax benefits related to stock options	—	—	36,347	—	—
Escrow shares returned from prior acquisitions	(194)	—	—	—	—
Net shares issued for restricted stock grants	—	—	477	17,200	117

Balance, December 31, 2001	305,169,742	3,052	675,856	(243,336)	(1,666)
During 2002—
Shares issued for stock options	1,687,489	16	46,594	(2,380)	(162)
Shares surrendered on exercise of stock options	(31,604)	—	(2,229)	2,380	162
Tax benefits related to stock options	—	—	27,328	—	—
Net shares issued for restricted stock grants	—	—	229	600	4

Balance, December 31, 2002	306,825,627	3,068	747,778	(242,736)	(1,662)
During 2003—
Shares issued for stock options	1,369,741	14	47,896	(8,911)	(644)
Shares surrendered on exercise of stock options and vesting of restricted stock	(97,554)	(1)	(7,552)	8,911	644
Tax benefits related to stock options and restricted stock	—	—	20,684	—	—
Escrow shares returned from prior acquisitions	(8,847)	—	(664)	—	—
Net shares issued for restricted stock grants	788,258	8	344	1,996	14
Amortization of restricted stock grants	—	—	17,438	—	—

Balance, December 31, 2003	308,877,225	$3,089	$825,924	(240,740)	$(1,648)

Authorized, December 31, 2003	350,000,000

Cash Dividends declared were $.94 per share in 2003, $.90 per share in 2002 and $.84 per share in 2001. Cash dividends paid were $.93 per share in 2003, $.89 per share in 2002 and $.82 per share in 2001.

Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s components of other comprehensive income are shown below:

			TOTAL
			ACCUMULATIVE
	CUMULATIVE	MINIMUM	OTHER
	TRANSLATION	PENSION	COMPREHENSIVE
IN THOUSANDS	ADJUSTMENTS	LIABILITY	INCOME

Balance, January 1, 2001	$(398,712)	$—	$(398,712)
Current period change	(3,213)	—	(3,213)

Balance, December 31, 2001	(401,925)	—	(401,925)
Current period change	135,144	(35,595)	99,549

Balance, December 31, 2002	(266,781)	(35,595)	(302,376)
Current period change	407,811	4,376	412,187

Balance, December 31, 2003	$141,030	$(31,219)	$109,811

NOTES TO FINANCIAL STATEMENTS     67

Stock-Based Compensation — Stock options have been issued to officers and other management employees under ITW’s 1996 Stock Incentive Plan. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. At December 31, 2003, 20,906,767 shares of ITW common stock were reserved for issuance under this plan. Option prices are 100% of the common stock fair market value on the date of grant.

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, using the intrinsic value method, which does not require that compensation cost be recognized for stock options. The Company’s net income and income per share would have been reduced to the amounts shown below if compensation cost related to stock options had been determined based on fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The pro forma net income effect of applying SFAS 123 was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2003	2002	2001

Net income as reported	$1,023,680	$712,592	$805,659
Add: Restricted stock recorded as expense, net of tax	11,789	—	—
Deduct: Total stock-based employee compensation expense, net of tax	(35,569)	(25,199)	(19,878)

Pro forma net income	$999,900	$687,393	$785,781

Net income per share:
Basic — as reported	$3.33	$2.33	$2.65
Basic — pro forma	3.26	2.25	2.58
Diluted — as reported	3.32	2.31	2.63
Diluted — pro forma	3.24	2.23	2.57

On January 2, 2003 and 2004, the Company granted 792,158 and 553,981 shares of restricted stock, respectively, to domestic key employees. Compensation expense related to these grants is being recorded over the three-year vesting period as follows:

IN THOUSANDS	JANUARY 2, 2003	JANUARY 2, 2004	TOTAL

2003	$17,438	$ —	$17,438
2004	17,255	15,385	32,640
2005	17,255	15,385	32,640
2006	—	15,385	15,385

Total	$51,948	$46,155	$98,103

The restricted shares will vest only if the employee is actively employed by the Company on the vesting date, and unvested shares are forfeited upon retirement, death or disability. The restricted shares carry full voting and dividend rights until the stock is forfeited or sold.

The estimated fair value of the options granted by ITW is calculated using the Black-Scholes option-pricing model. The following summarizes the assumptions used in the model:

	2003	2002	2001

Risk-free interest rate	4.2%	4.1%	5.2%
Expected stock volatility	27.6%	28.4%	28.9%
Dividend yield	1.09%	1.05%	1.02%
Expected years until exercise	6.0	5.7	5.7

68     2003 ANNUAL REPORT

Stock option activity during 2003, 2002 and 2001 is summarized as follows:

	2003		2002		2001
	NUMBER	WEIGHTED AVERAGE	NUMBER	WEIGHTED AVERAGE	NUMBER	WEIGHTED AVERAGE
	OF SHARES	EXERCISE PRICE	OF SHARES	EXERCISE PRICE	OF SHARES	EXERCISE PRICE

Under option at beginning of year	12,106,919	$52.74	13,469,604	$49.26	13,324,203	$42.01
Granted	279,664	81.21	357,580	65.70	2,710,700	62.25
Exercised	(1,378,652)	35.22	(1,689,869)	27.69	(2,483,531)	22.70
Canceled or expired	(44,663)	58.47	(30,396)	56.71	(81,768)	47.09

Under option at end of year	10,963,268	55.65	12,106,919	52.74	13,469,604	49.26

Exercisable at year-end	8,405,885	53.45	7,995,212	48.75	7,609,614	41.06
Available for grant at year-end	9,943,499		8,169,706		8,462,906
Weighted average fair value of options granted during the year		$25.65		$20.47		$21.18

The following table summarizes information on stock options outstanding as of December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	NUMBER	WEIGHTED AVERAGE		NUMBER
RANGE OF	OUTSTANDING	REMAINING	WEIGHTED AVERAGE	EXERCISABLE	WEIGHTED AVERAGE
EXERCISE PRICES	2003	CONTRACTUAL LIFE	EXERCISE PRICE	2003	EXERCISE PRICE

$ 14.57—30.50	823,390	1.98 years	$26.24	823,390	$26.24
31.43—41.76	855,810	3.49 years	36.67	855,810	36.67
46.59—62.43	7,434,716	6.72 years	58.04	5,417,777	57.32
65.50—81.50	1,849,352	7.13 years	67.91	1,308,908	65.51

	10,963,268	6.18 years	55.65	8,405,885	53.45

Segment Information —Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

The Company has approximately 625 operations in 44 countries, which are aggregated and organized for internal reporting purposes into the following five segments:

Engineered Products — North America: Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days.

Engineered Products —International: Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a period of time of less than 30 days.

Specialty Systems— North America: Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented value-added products become part of the customers’ processes and typically are manufactured and delivered in a period of time of more than 30 days.

Specialty Systems— International: Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a period of time of more than 30 days.

Leasing and Investments: Businesses that make opportunistic investments in mortgage entities, leases of telecommunications, aircraft, air traffic control and other equipment, properties and property developments, affordable housing and a venture capital fund.

NOTES TO FINANCIAL STATEMENTS     69

Segment information for 2003, 2002 and 2001 was as follows:

IN THOUSANDS	2003	2002	2001

Operating Revenues:
Engineered Products—North America	$3,053,961	$3,034,734	$2,974,104
Engineered Products—International	1,872,437	1,566,387	1,471,559
Specialty Systems—North America	3,327,037	3,357,504	3,396,320
Specialty Systems—International	1,968,960	1,693,042	1,668,895
Leasing and Investments	152,585	181,570	149,691
Intersegment revenues	(339,357)	(365,497)	(367,778)

	$10,035,623	$9,467,740	$9,292,791

Operating Income:
Engineered Products—North America	$489,417	$533,459	$495,661
Engineered Products—International	260,433	212,824	179,508
Specialty Systems—North America	549,037	509,299	451,236
Specialty Systems—International	217,634	164,656	183,441
Leasing and Investments	116,937	85,533	79,398
Amortization of goodwill and indefinite-lived intangible assets	—	—	(83,141)

	$1,633,458	$1,505,771	$1,306,103

Depreciation and amortization and impairment of goodwill and intangible assets:
Engineered Products—North America	$92,855	$102,788	$125,202
Engineered Products—International	66,706	57,080	74,081
Specialty Systems—North America	90,025	90,820	120,389
Specialty Systems—International	56,904	54,355	65,873
Leasing and Investments	63	709	763

	$306,553	$305,752	$386,308

Plant & Equipment Additions:
Engineered Products—North America	$81,672	$82,619	$74,325
Engineered Products—International	64,195	63,786	57,775
Specialty Systems—North America	57,862	71,233	73,479
Specialty Systems—International	54,583	53,751	50,983
Leasing and Investments	—	35	—

	$258,312	$271,424	$256,562

Identifiable Assets:
Engineered Products—North America	$1,753,085	$1,787,984	$1,806,626
Engineered Products—International	1,753,691	1,471,043	1,411,905
Specialty Systems—North America	2,185,964	2,171,129	2,419,368
Specialty Systems—International	1,923,661	1,647,230	1,564,176
Leasing and Investments	735,202	1,536,067	1,444,236
Corporate	2,841,718	1,957,958	966,128
Net assets of discontinued operations	—	51,690	209,910

	$11,193,321	$10,623,101	$9,822,349

70     2003 ANNUAL REPORT

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents and other general corporate assets.

Enterprise-wide information for 2003, 2002 and 2001 was as follows:

IN THOUSANDS	2003	2002	2001

Operating Revenues by Product Line:
Engineered Products—North America—
Fasteners & Components	$2,379,599	$2,392,882	$2,345,481
Specialty Products	674,362	641,852	628,623

	$3,053,961	$3,034,734	$2,974,104

Engineered Products—International—
Fasteners & Components	$1,647,801	$1,364,274	$1,284,127
Specialty Products	224,636	202,113	187,432

	$1,872,437	$1,566,387	$1,471,559

Specialty Systems—North America—
Equipment & Consumables	$1,971,324	$1,919,057	$1,858,223
Specialty Equipment	1,355,713	1,438,447	1,538,097

	$3,327,037	$3,357,504	$3,396,320

Specialty Systems—International—
Equipment & Consumables	$1,259,988	$1,079,018	$1,056,008
Specialty Equipment	708,972	614,024	612,887

	$1,968,960	$1,693,042	$1,668,895

Operating Revenues by Geographic Region:
United States	$5,915,456	$5,941,602	$5,880,762
Europe	2,844,333	2,421,747	2,350,008
Australia	425,831	357,348	329,300
Asia	397,757	333,939	322,971
Other	452,246	413,104	409,750

	$10,035,623	$9,467,740	$9,292,791

Total noncurrent assets excluding deferred tax assets and financial instruments were $5,253,000,000 and $5,361,000,000 at December 31, 2003 and 2002, respectively. Of these amounts, approximately 55% and 61% was attributed to U.S. operations for 2003 and 2002, respectively. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA     71

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

	THREE MONTHS ENDED
	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31
IN THOUSANDS
EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002	2003	2002	2003	2002

Operating revenues	$2,313,790	$2,204,654	$2,563,990	$2,434,625	$2,531,885	$2,401,038	$2,625,958	$2,427,423
Cost of revenues	1,513,792	1,475,119	1,659,400	1,576,003	1,634,056	1,561,548	1,720,444	1,601,121
Operating income	321,000	309,899	454,066	429,008	426,676	396,936	431,716	369,928
Income from continuing operations	199,484	194,372	284,045	265,245	269,776	244,260	286,909	227,933
Income (loss) from discontinued operations	(4,107)	4,075	(7,941)	2,266	(874)	1,276	(3,612)	(4,945)
Cumulative effect of change in accounting principle	—	(221,890)	—	—	—	—	—	—

Net income (loss)	195,377	(23,443)	276,104	267,511	268,902	245,536	283,297	222,988
Income per share from continuing operations:
Basic	.65	.64	.93	.87	.88	.80	.93	.74
Diluted	.65	.63	.92	.86	.87	.79	.93	.74
Net income (loss) per share:
Basic	.64	(.08)	.90	87	.88	.80	.92	.73
Diluted	.63	(.08)	.90	.87	.87	.80	.91	.72

Common Stock Price and Dividend Data — The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2003 and 2002 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS
			DECLARED
	HIGH	LOW	PER SHARE

2003
Fourth quarter	$84.70	$65.88	$.24
Third quarter	74.00	64.11	.24
Second quarter	68.27	57.05	.23
First quarter	68.02	54.56	.23

2002
Fourth quarter	$69.73	$55.03	$.23
Third quarter	69.95	56.01	.23
Second quarter	76.54	66.21	.22
First quarter	77.80	63.52	.22

The approximate number of holders of record of common stock as of February 1, 2004, was 12,948. This number does not include beneficial owners of the Company’s securities held in the name of nominees.