Form 10-K, Exhibit 13
period 2004-12-31
ILLINOIS TOOL WORKS INC
filed 2005-03-04
CIK 49826

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS    31

Management’s Discussion and Analysis

INTRODUCTION

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 650 operations in 45 countries which are aggregated and organized for internal reporting purposes into the following five segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; Specialty Systems—International; and Leasing and Investments. These segments are described below.

Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, past due receivables, return on invested capital and cash flow. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, currency translation, restructuring costs, and goodwill and intangible impairment charges on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company’s results of operations for more than a year. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is more than the percentage change in the base business revenues.

A key element of the Company’s business strategy is its continuous 80/20 business process. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. Each of the Company’s 650 operations utilizes the 80/20 process in all aspects of their business. Common applications of the 80/20 business process include:

•	Simplifying manufactured product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating products.

•	Simplifying the customer base by focusing on the 80/20 customers and finding different ways to serve the 20/80 customers.

•	Simplifying the supplier base by partnering with key 80/20 suppliers and reducing the number of 20/80 suppliers.

•	Designing business processes and systems around the key 80/20 activities.

The result of the application of this 80/20 business process is that the Company improves its operating and financial performance. These 80/20 efforts often result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those business units that have operating results below expectations to help those units apply this 80/20 business process and improve their results.

CONSOLIDATED RESULTS OF OPERATIONS

The Company’s consolidated results of operations for 2004, 2003 and 2002 are summarized as follows:

DOLLARS IN THOUSANDS	2004	2003	2002

Operating revenues	$11,731,425	$10,035,623	$9,467,740
Operating income	2,056,613	1,633,458	1,505,771
Margin %	17.5%	16.3%	15.9%

32     2004 ANNUAL REPORT

In 2004 and 2003, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2004 COMPARED TO 2003			2003 COMPARED TO 2002
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	8.1%	20.3%	1.8%	(1.8)%	(4.5)%	(0.4)%
Changes in variable margins and overhead costs	—	(3.2)	(0.5)	—	3.9	0.7

Total	8.1	17.1	1.3	(1.8)	(0.6)	0.3

Acquisitions and divestitures	5.0	2.4	(0.4)	2.9	1.7	(0.2)
Translation	4.4	4.3	(0.1)	5.5	4.9	(0.1)
Restructuring costs	—	2.3	0.4	—	0.2	—
Impairment of goodwill and intangibles	—	(1.1)	(0.2)	—	0.2	—
Leasing and Investments	—	0.9	0.1	(0.3)	2.1	0.4
Other	(0.6)	—	0.1	(0.3)	—	—

	16.9%	25.9%	1.2%	6.0%	8.5%	0.4%

Operating Revenues

The total company base business revenue increase in 2004 versus 2003 is primarily related to a 9% revenue increase in North American base business revenue. Industrial production levels in North America improved over the prior year’s sluggish levels. This improvement was evident in both the North American Specialty Systems and Engineered Products segments. Internationally, base business revenues increased 6% in 2004 over 2003 as a result of increased penetration in European industrial markets despite an only slightly improved European economic environment.

The total company base business revenue decrease in 2003 versus 2002 is primarily related to a 2% and 1% decline in North American and international base business revenues, respectively. In North America, industrial production activity showed modest improvement over the prior year, most of which occurred in the fourth quarter of 2003. Despite this improvement, capacity utilization and capital spending remained weak. Internationally, overall business conditions were flat, as indicated by low industrial production in the major European economies.

Operating Income

Operating income in 2004 improved over 2003 primarily due to leverage from the growth in base business revenue, the favorable effect of foreign currency translation, lower restructuring costs and income from acquired companies. These improvements were partially offset by higher raw material costs, increased overhead costs and higher impairment charges.

Operating income in 2003 improved over 2002, primarily due to favorable currency translation, acquisition income and operational cost savings as evidenced by a 50 basis point improvement in variable margin. Leasing and Investments income improved over the prior year primarily due to a $32 million impairment charge related to aircraft leases in 2002. These increases were partially offset by the negative effect of leverage from the decline in base revenue described above.

ENGINEERED PRODUCTS—NORTH AMERICA SEGMENT

Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period less than 30 days.

In the plastic and metal components and fasteners category, products include:

•	metal fasteners, fastening tools, and metal plate connecting components for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance, furniture and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS    33

In the specialty products category, products include:

•	reclosable packaging for consumer food applications;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	hand wipes for industrial purposes;

•	chemical fluids which clean or add lubrication to machines;

•	adhesives for industrial, construction and consumer purposes;

•	epoxy and resin-based coating products for industrial applications;

•	components for industrial machines; and

•	manual and power operated chucking equipment for industrial applications.

In 2004, this segment primarily served the construction (47%), automotive (29%) and general industrial (9%) markets.

The results of operations for the Engineered Products—North America segment for 2004, 2003 and 2002 were as follows:

DOLLARS IN THOUSANDS	2004	2003	2002

Operating revenues	$3,314,093	$3,053,961	$3,034,734
Operating income	552,985	489,416	533,459
Margin %	16.7%	16.0%	17.6%

In 2004 and 2003, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2004 COMPARED TO 2003			2003 COMPARED TO 2002
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	7.0%	18.3%	1.7%	(2.5)%	(5.9)%	(0.6)%
Changes in variable margins and overhead costs	—	(7.0)	(1.0)	—	(2.2)	(0.4)

Total	7.0	11.3	0.7	(2.5)	(8.1)	(1.0)

Acquisitions and divestitures	1.3	0.8	(0.1)	3.0	1.1	(0.3)
Translation	0.2	0.2	—	0.3	0.2	—
Restructuring costs	—	2.0	0.3	—	(1.4)	(0.2)
Impairment of goodwill and intangibles	—	(1.3)	(0.2)	—	(0.1)	(0.1)
Other	—	—	—	(0.2)	—	—

	8.5%	13.0%	0.7%	0.6%	(8.3)%	(1.6)%

Operating Revenues

Revenues increased in 2004 over 2003 primarily due to higher base business revenues and revenues from acquisitions. The base revenue increase was a result of stronger end market demand and price increases that partially offset raw material cost increases. Construction base business revenues increased 9% in 2004 as a result of growth in the residential remodeling/rehab and commercial construction markets. As a result of increased penetration, automotive base revenues were flat in 2004 despite a 4% decline in automotive production at the large domestic automotive manufacturers. Revenues from the other industrial base businesses in this segment grew 11% in 2004 as they benefited from increased demand in a broad array of end markets.

Revenues increased in 2003 compared with 2002 due mainly to revenues from acquisitions, partially offset by lower base business revenues. In 2003, construction base business revenues decreased 2% versus 2002 as a result of a slow down in the commercial and residential construction markets during the first half of the year. Automotive base business revenues declined 4% due to a 6% decline in automotive production at the large domestic automotive manufacturers in 2003. Revenues from the other businesses in this segment declined 2% in 2003 due to sluggishness in the various industrial and commercial markets that these businesses serve.

34     2004 ANNUAL REPORT

Operating Income

Operating income increased in 2004 over 2003 primarily due to leverage from the growth in base business revenues described above, lower restructuring costs and income from acquisitions. These increases were partially offset by base business variable margin declines of 40 basis points, primarily due to steel cost increases. In addition, income in 2004 was negatively impacted by a $9 million charge associated with a warranty issue related to a discontinued product at the Wilsonart business. Also partially offsetting the base business increases were first quarter 2004 goodwill and impairment charges of $7 million, primarily related to the goodwill of a U.S. electrical components business and the trademarks and brands of a U.S. manufacturer of clean room mats.

Operating income declined in 2003 over 2002 primarily due to the negative effect of leverage from the decline in 2003 base business revenues described above, increased restructuring expense and higher corporate-related expenses primarily associated with pensions, restricted stock and medical benefits. Partially offsetting these declines was income from acquisitions.

ENGINEERED PRODUCTS—INTERNATIONAL SEGMENT

Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period less than 30 days.

In the plastic and metal components and fastener category, products include:

•	metal fasteners, fastening tools, and metal plate connecting components for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

In the specialty products category, products include:

•	electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	adhesives for industrial, construction and consumer purposes;

•	chemical fluids which clean or add lubrication to machines;

•	epoxy and resin-based coating products for industrial applications; and

•	manual and power operated chucking equipment for industrial applications.

In 2004, this segment primarily served the construction (37%), automotive (30%), and general industrial (15%) markets.

The results of operations for the Engineered Products—International segment for 2004, 2003 and 2002 were as follows:

DOLLARS IN THOUSANDS	2004	2003	2002

Operating revenues	$2,465,941	$1,873,767	$1,566,387
Operating income	369,188	260,701	212,824
Margin %	15.0%	13.9%	13.6%

MANAGEMENT’S DISCUSSION & ANALYSIS   35

In 2004 and 2003, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2004 COMPARED TO 2003			2003 COMPARED TO 2002
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	7.3%	21.0%	1.8%	2.3%	6.7%	0.6%
Changes in variable margins and overhead costs	—	(0.2)	—	—	(0.1)	—

Total	7.3	20.8	1.8	2.3	6.6	0.6

Acquisitions and divestitures	12.5	8.8	(0.6)	1.5	1.3	—
Translation	11.8	13.9	0.1	15.8	17.9	0.2
Restructuring costs	—	1.4	0.2	—	(3.4)	(0.5)
Impairment of goodwill and intangibles	—	(3.3)	(0.4)	—	0.1	—

	31.6%	41.6%	1.1%	19.6%	22.5%	0.3%

Operating Revenues

Revenues increased in 2004 over 2003 due to contributions from acquisition, increased base business revenues and the favorable effect of currency translation primarily as a result of the euro strengthening versus the U.S. dollar. The acquisition revenue is primarily related to the acquisitions of an Australian construction business and a European polymer business in the first quarter of 2004 and two European fluid product businesses in the second quarter of 2004. Base business construction revenues increased 8% in 2004 due to a rise in commercial construction activity in Europe, as well as increased commercial and residential demand in the Australasia region. Automotive base revenues grew 7% primarily due to increased product penetration at the European automotive manufacturers. The other businesses in the segment serve a broad array of industrial and commercial markets, and revenues from these businesses increased 6% in 2004.

Revenues increased in 2003 over 2002 mainly due to the favorable effect of currency translation, primarily the euro. Base business construction revenues increased 2% in 2003 mainly due to an increase in commercial construction activity in Europe as well as commercial and residential construction activity in the Australasia region. Automotive base revenues increased 2% and revenues in the other base businesses grew 3% in 2003.

Operating Income

Operating income increased in 2004 over 2003 primarily due to leverage from the increase in base business revenues described above, the favorable effect of currency translation, income from acquisitions and lower restructuring expense. Partially offsetting the above income increases was a goodwill impairment charge of $8.5 million incurred in the first quarter of 2004. This impact primarily was related to the diminished cash flow expectations of a European automotive components business.

Operating income increased in 2003 over 2002 primarily due to favorable currency translation, increased base business income due to operating leverage and income from the acquisitions. These increases were partially offset by higher restructuring expenses.

SPECIALTY SYSTEMS—NORTH AMERICA SEGMENT

Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period more than 30 days.

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

36     2004 ANNUAL REPORT

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

In 2004, this segment primarily served the food institutional and retail (25%), general industrial (23%), construction (13%), and food and beverage (8%) markets.

The results of operations for the Specialty Systems—North America segment for 2004, 2003 and 2002 were as follows:

DOLLARS IN THOUSANDS	2004	2003	2002

Operating revenues	$3,862,556	$3,365,219	$3,357,504
Operating income	688,303	549,038	509,299
Margin %	17.8%	16.3%	15.2%

In 2004 and 2003, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2004 COMPARED TO 2003			2003 COMPARED TO 2002
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	11.3%	29.2%	2.6%	(2.1)%	(5.8)%	(0.6)%
Changes in variable margins and overhead costs	—	(5.3)	(0.8)	—	7.0	1.1

Total	11.3	23.9	1.8	(2.1)	1.2	0.5

Acquisitions and divestitures	3.1	1.3	(0.3)	2.0	1.3	(0.1)
Translation	0.4	0.4	—	0.5	0.6	—
Restructuring costs	—	0.2	0.1	—	5.4	0.8
Impairment of goodwill and intangibles	—	(0.4)	(0.1)	—	(0.7)	(0.1)
Other	—	—	—	(0.2)	—	—

	14.8%	25.4%	1.5%	0.2%	7.8%	1.1%

Operating Revenues

Revenues increased in 2004 over 2003 due to increased base business revenues and revenues from acquisitions. The base revenue increase was a result of stronger end market demand and price increases that partially offset raw material cost increases. Base business revenue growth in 2004 is primarily due to an increase in demand in most of the end markets that this segment serves. Welding base revenues increased 27%, industrial packaging base revenues grew 11%, food equipment base revenues increased 2% and base revenues in the other businesses in this segment increased 9%.

Revenues increased slightly in 2003 versus 2002 as revenues from acquisitions were offset by lower base business revenues. Base business revenues declined in 2003 as a result of low capacity utilization in the various markets this segment serves, which resulted in slow demand for capital equipment. In addition, low industrial production activity reduced demand for consumable products. The lower market demand for the year was reflected in declines in food equipment revenue of 8%, industrial packaging revenue of 1% and other base business revenue of 5%. These declines were partially offset by an increase in welding revenues of 2%.

Operating Income

Operating income increased in 2004 over 2003 primarily due to leverage from the base business revenue increases described above. Additionally, income from acquisitions increased income in 2004. However, variable margins declined 60 basis points in 2004 primarily due to steel raw material cost increases. Additionally, income was adversely impacted in 2004 due to goodwill and intangible asset impairment charges of $6 million incurred in the first quarter of 2004. These charges were primarily related to the diminished cash flow expectations at two welding businesses and an industrial packaging unit.

MANAGEMENT’S DISCUSSION & ANALYSIS   37

Operating income increased in 2003 versus 2002 primarily due to lower base business costs and reduced restructuring expenses. Variable margins increased 40 basis points in 2003 as a result of cost reductions related to prior years’ restructuring activity and the continued benefits of the 80/20 business process. These improvements were offset by higher corporate-related expenses primarily related to pensions, restricted stock, and employee health and welfare. Income was also negatively impacted by the effect of leverage from the base business declines described above.

SPECIALTY SYSTEMS—INTERNATIONAL SEGMENT

Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period more than 30 days.

In the machinery and related consumables category, products include:

•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic bottle sleeves and related equipment for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit; and

•	foil and film and related equipment used to decorate a variety of consumer products.

In the specialty equipment category, products include:

•	commercial food equipment such as dishwashers, refrigerators, mixers, ovens, food slicers and specialty scales for use by restaurants, institutions and supermarkets;

•	paint spray equipment for a variety of general industrial applications;

•	static control equipment for electronics and industrial applications; and

•	airport ground power generators for commercial applications.

In 2004, this segment primarily served the general industrial (29%), food institutional and retail (21%), and food and beverage (13%) markets.

The results of operations for the Specialty Systems—International segment for 2004, 2003 and 2002 were as follows:

DOLLARS IN THOUSANDS	2004	2003	2002

Operating revenues	$2,375,189	$1,967,630	$1,693,042
Operating income	314,535	217,366	164,656
Margin %	13.2%	11.0%	9.7%

In 2004 and 2003, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2004 COMPARED TO 2003			2003 COMPARED TO 2002
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	4.2%	14.3%	1.1%	(3.4)%	(12.8)%	(1.0)%
Changes in variable margins and overhead costs	—	3.8	0.4	—	21.5	2.2

Total	4.2	18.1	1.5	(3.4)	8.7	1.2

Acquisitions and divestitures	6.1	2.5	(0.5)	5.0	6.5	0.1
Translation	10.4	13.1	—	14.7	18.7	0.2
Restructuring costs	—	11.1	1.2	—	(6.4)	(0.6)
Impairment of goodwill and intangibles	—	(0.1)	—	—	4.5	0.4
Other	—	—	—	(0.1)	—	—

	20.7%	44.7%	2.2%	16.2%	32.0%	1.3%

38     2004 ANNUAL REPORT

Operating Revenues

Revenues increased in 2004 over 2003 mainly due to favorable currency translation, primarily as a result of the euro strengthening versus the U.S. dollar. Revenues also grew due to acquisitions, including a second quarter 2003 acquisition of an Asian manufacturer of welding consumables. Base business revenues increased as demand increased in most end markets that this segment serves. Industrial packaging base revenues grew 5%, food equipment base business revenues grew 2%, and other base business revenues, including welding and finishing, increased 3%.

Revenues increased in 2003 versus 2002 primarily due to acquisitions and favorable currency translation, which was tied to the rise in the euro. Base business revenues declined primarily as a result of slow European industrial production. Industrial packaging revenues decreased 4%, food equipment revenues decreased 1%, and other base business revenues in this segment declined 3%.

Operating Income

Operating income increased in 2004 versus 2003 primarily as a result of leverage from higher base business revenues, lower restructuring expenses, the favorable effect of currency translation and income from acquisitions. In addition, variable margins improved 60 basis points reflecting the benefits of past restructuring efforts.

Operating income increased in 2003 versus 2002 mainly due to the favorable effect of currency translation and income from acquired companies. In addition, operational cost savings related to prior years’ restructuring programs increased operating income, reflected in a 110 basis point increase in variable margin. In addition, income was higher in 2003 due to a goodwill asset impairment charge of approximately $7 million related to industrial packaging businesses in Australia and Asia which was incurred in 2002. Partially offsetting these increases in income was increased restructuring expense in 2003.

LEASING AND INVESTMENTS SEGMENT

Businesses in this segment make investments in mortgage entities, leases of telecommunications, aircraft, air traffic control and other equipment, properties, affordable housing and a venture capital fund. As a result of the Company’s strong cash flow, the Company has historically had excess funds to make opportunistic investments that meet the Company’s desired returns. See the Investments note for a detailed discussion of the accounting policies for the various investments in this segment.

The results of operations for the Leasing and Investments segment for 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Operating revenues	$148,791	$152,585	$181,570
Operating income	131,602	116,937	85,533

Operating income (loss) by investment for the years ended December 31, 2004, 2003 and 2002 was as follows:

IN THOUSANDS	2004	2003	2002

Mortgage investments	$72,270	$72,570	$83,357
Leases of equipment	23,294	23,744	(6,658)
Property developments	7,440	10,398	6,583
Properties held for sale	4,177	(3,044)	5,532
Venture capital limited partnership	18,211	(924)	(3,588)
Other	6,210	14,193	307

	$131,602	$116,937	$85,533

The net assets attributed to the Leasing and Investments segment at December 31, 2004 and 2003 are summarized by investment type as follows:

IN THOUSANDS	2004	2003

Mortgage investments	$376,194	$244,957
Leases of equipment	(14,821)	3,946
Property developments	24,831	19,885
Properties held for sale	21,602	33,711
Affordable housing limited partnerships	7,110	(5,821)
Other, net	49,344	18,277

	$464,260	$314,955

MANAGEMENT’S DISCUSSION & ANALYSIS   39

The net assets attributed to the Leasing and Investments segment as of December 31, 2004 and 2003 were as follows:

IN THOUSANDS	2004	2003

Investments	$912,483	$832,358
Deferred tax assets	201,954	198,166
Allocated general corporate debt	(78,991)	(198,945)
Deferred tax liabilities	(335,391)	(295,150)
Affordable housing capital obligations	(94,657)	(117,838)
Preferred stock of subsidiaries	(60,000)	(60,000)
Accrued dividends on preferred stock of subsidiaries	(32,700)	(28,580)
Other, net	(48,438)	(15,056)

	$464,260	$314,955

A portion of the Company’s general corporate debt has been attributed to the various investments of the Leasing and Investments segment based on the net cumulative after-tax cash investments in the applicable projects.

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60 million and cash of $240 million. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States and included four variable-rate balloon loans and 24 properties at December 31, 2004. In conjunction with these transactions, the mortgage entities simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26 million per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26 million a year, the Company has the right to receive the shortfall from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests), which the swap counter party has estimated to have a total fair value of approximately $1.1 billion at December 31, 2004.

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

Income (loss) from mortgage investments consisted of the following components for the years ended December 31, 2004, 2003 and 2002:

IN THOUSANDS	2004	2003	2002

Equity income from mortgage investments	$81,030	$23,298	$—
Commercial mortgage loans	—	623	(7,584)
Commercial real estate	—	(11,852)	(11,498)
Net swap receivables	—	69,547	116,003
Deferred mortgage investment income	—	15,362	30,723
Interest expense on nonrecourse debt	—	(18,696)	(39,629)
Interest expense on allocated debt	(3,582)	(1,027)	(1,465)
Preferred stock dividend expense	(4,120)	(4,120)	(4,120)
Other	(1,058)	(565)	927

	$72,270	$72,570	$83,357

In 2004, mortgage investment income was flat versus 2003 as gains on sales of properties in 2004 of $45.3 million were essentially offset by the net income recorded in the first half of 2003 before the adoption of FIN 46, primarily related to a $39 million favorable swap mark-to-market adjustment in the second quarter of 2003.

40     2004 ANNUAL REPORT

In 2003, mortgage investment income declined primarily due to lower swap mark-to-market income versus 2002. In the second quarter of 2003, favorable swap mark-to-market adjustments of $39 million were recorded, primarily due to lower market interest rates and lower estimated future cash flows from the related mortgage loans and real estate. As a result of the adoption of FIN 46 relative to the mortgage investments, starting in the third quarter of 2003 and for future periods, income for the net mortgage investments was accounted for under the equity method, without any future mark-to-market adjustments. Accordingly, activity attributed to commercial mortgage loans, real estate, swap receivables, deferred mortgage investment income and nonrecourse debt was recorded only for the first six months of 2003.

The Company’s net assets related to mortgage investments as of December 31, 2004 and 2003 were as follows:

IN THOUSANDS	2004	2003

Net equity investments in mortgage entities	$380,465	$325,435
Deferred tax assets	106,722	51,293
Allocated general corporate debt	(18,422)	(43,437)
Preferred stock of subsidiaries	(60,000)	(60,000)
Accrued dividends on preferred stock of subsidiaries	(32,700)	(28,580)
Other, net	129	246

	$376,194	$244,957

As shown below, the amount of future cash flows which is greater than the Company’s net equity investments in mortgage entities at December 31, 2004 will be recorded as income during the remaining terms of the transactions:

	MORTGAGE	MORTGAGE	MORTGAGE
	TRANSACTION	TRANSACTION	TRANSACTION
	ENDING	ENDING	ENDING
	DECEMBER 31,	DECEMBER 31,	FEBRUARY 28,
IN THOUSANDS	2005	2006	2008	TOTAL

ITW’s estimated share of future cash flows:
Annual operating cash flows	$4,500	$9,000	$20,000	$33,500
Disposition proceeds	146,504	147,336	165,900	459,740

	151,004	156,336	185,900	493,240

Net equity investments in mortgage entities at December 31, 2004	120,854	118,456	141,155	380,465

Future income expected to be recorded	$30,150	$37,880	$44,745	$112,775

The Company believes that because the swaps’ counter party is AAA-rated, there is minimal risk that the nonrecourse notes payable of the mortgage entities will not be repaid by the swap counter party. In addition, because significant assets back the total annual cash flow, the Company believes its risk of not receiving the $33.5 million of cumulative annual operating cash flows is also minimal.

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

To illustrate the extent to which the Company’s risk related to its share of the disposition proceeds has been mitigated, the effects of decreases in the estimated disposition proceeds at December 31, 2004 are shown below:

	DISPOSITION PROCEEDS
		SWAP		FUTURE
		COUNTER		ITW
	ITW’S	PARTY’S		INCOME TO BE
IN THOUSANDS	SHARE	SHARE	TOTAL	RECOGNIZED

Current estimate	$459,740	$522,684	$982,424	$112,775
10% reduction in disposition proceeds	447,162	437,019	884,181	100,197
20% reduction in disposition proceeds	417,004	368,935	785,939	70,039
30% reduction in disposition proceeds	392,233	295,463	687,696	45,268

If the swap counter party is unable to sell all of the commercial loans and real estate by the end of the tenth year for each transaction, the Company will begin receiving all of the annual operating cash flow from the remaining assets. Accordingly, the Company believes that it is unlikely that the assets will not be sold within the ten-year term of each transaction.

MANAGEMENT’S DISCUSSION & ANALYSIS   41

Leases of Equipment

Income (loss) from leases of equipment consisted of the following components for the years ended December 31, 2004, 2003 and 2002:

IN THOUSANDS	2004	2003	2002

Telecommunications equipment	$11,214	$17,393	$15,759
Air traffic control equipment	9,211	2,419	—
Aircraft	2,129	3,488	(22,968)
Other	740	444	551

	$23,294	$23,744	$(6,658)

The Company’s net assets related to investments in leases of equipment at December 31, 2004 and 2003 were as follows:

IN THOUSANDS	2004	2003

Investments in leases:
Telecommunications equipment	$193,306	$181,370
Air traffic control equipment	61,757	51,395
Aircraft	44,020	45,388
Manufacturing equipment	3,404	5,390
Railcars	—	499
Deferred tax liabilities	(245,723)	(151,414)
Allocated general corporate debt	(69,578)	(126,597)
Other, net	(2,007)	(2,085)

	$(14,821)	$3,946

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

In 2004, lease income was essentially flat compared to 2003 as higher income from the new air traffic control lease was offset by lower income from the telecommunications leases. In 2003, income from leases increased significantly from 2002 due to a 2002 impairment charge of $31.6 million related to aircraft leases, as well as the new air traffic control and telecommunications leases. The impairment charge related to the Company’s investments in aircraft leased to United Airlines, which declared bankruptcy in December 2002. Of this impairment charge, $28.6 million related to a direct financing lease of a Boeing 757 aircraft. This charge was estimated based on the reduced lease payments that United Airlines agreed to pay in the future versus the Company’s lease receivable under the existing lease agreement. Although some credit risk exists relating to the remaining investments in aircraft due to financial difficulties and overcapacity in the airline industry, the Company believes that its net remaining investments of $44.0 million at December 31, 2004 will be realizable as sufficient collateral exists in the event of default by the lessees.

Other Investments

Income from property developments was $7.4 million in 2004 compared to $10.4 million in 2003 and $6.6 million in 2002 as a result of more residential home sales in 2003 than either 2004 or 2002.

Income from properties held for sale was higher in 2004 versus 2003 due to net gains of $8.2 million on the sale of eight former manufacturing facilities in 2004 versus net gains of $1.2 million on the sale of four properties in 2003 and a 2003 asset writedown of $1.2 million. Income related to properties held for sale was lower in 2003 compared with 2002 primarily due to a gain on the sale of a Chicago-area property of $7.4 million in 2002.

Operating income from the venture capital limited partnership was $18.2 million in 2004 versus losses of $0.9 million in 2003 and $3.6 million in 2002 due to favorable mark-to-market gains in 2004. In addition, in 2002 a $2.5 million writedown related to one of the partnership’s investments was recorded.

42   2004 ANNUAL REPORT

Operating income from other investments was lower in 2004 versus 2003 due primarily to lower amortization of deferred investment income. Operating income from other investments was higher in 2003 compared with 2002 due primarily to higher interest expense related to affordable housing investments in 2002.

AMORTIZATION AND IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, the Company does not amortize goodwill and intangible assets that have indefinite lives. SFAS 142 also requires that the Company assess goodwill and intangible assets with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. The Company performs its annual impairment assessment in the first quarter of each year.

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

Based on the Company’s initial impairment testing, goodwill was reduced by $254.6 million and intangible assets were reduced by $8.2 million, and a net after-tax impairment charge of $221.9 million ($0.72 per diluted share) was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was related to approximately 40 businesses and primarily resulted from evaluating impairment under SFAS 142 based on discounted cash flows, instead of using undiscounted cash flows as required by the previous accounting standard.

Other than the cumulative effect of the change in accounting principle discussed above, amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Goodwill:
Impairment	$11,492	$702	$7,877
Intangible Assets:
Amortization	37,409	19,813	20,056
Impairment	10,220	3,761	—

	$59,121	$24,276	$27,933

Other than the cumulative effect of the change in accounting principle discussed above, total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Engineered Products—North America	$7,007	$762	$—
Engineered Products—International	8,492	—	285
Specialty Systems—North America	276	3,701	—
Specialty Systems—International	5,937	—	7,592

	$21,712	$4,463	$7,877

INTEREST EXPENSE

Interest expense of $69.2 million in 2004 was essentially flat as compared to the interest expense of $70.7 million in 2003. Interest expense increased to $70.7 million in 2003 versus $68.5 million in 2002 primarily as a result of a full year interest expense on the $250.0 million preferred debt securities issued in April 2002, partially offset by a benefit resulting from an interest rate swap on the 5.75% notes and lower interest expense at international operations.

OTHER INCOME (EXPENSE)

Other income was $12.0 million in 2004 versus $13.3 million in 2003. The decline was primarily due to lower gain on sale of operating affiliates and higher losses on currency translation, partially offset by a gain on forgiveness of debt and lower losses on sale of fixed assets. Other income (expense) was income of $13.3 million in 2003 versus an expense of $3.8 million primarily due to gains in 2003 versus losses in 2002 on the sale of operations and affiliates and higher interest income in 2003.

MANAGEMENT’S DISCUSSION & ANALYSIS   43

INCOME TAXES

The effective tax rate was 33.0% in 2004, 34.0% in 2003, and 35.0% in 2002. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate. The Company has not recorded additional valuation allowances on the net deferred income tax assets of $380.6 million at December 31, 2004 and $588.4 million at December 31, 2003 as it expects to generate adequate taxable income in the applicable tax jurisdictions in future years.

In October 2004, the American Jobs Creation Act of 2004 (“AJCA”) was enacted in the United States. The provisions of the AJCA that are expected to have the most impact on the U.S. federal taxes paid by the Company in the future are as follows:

•	A special one-time dividends-received deduction of 85% for the repatriation of foreign earnings during 2005 only. See the Income Taxes note for further information regarding the estimated effect of this provision.

•	A deduction related to U.S. manufacturing income of 3% of eligible income in 2005 and 2006, 6% in 2007 through 2009 and 9% in 2010 and thereafter. The Company believes that substantially all of the U.S. pretax income from its manufacturing segments would qualify as eligible income under this provision. However, because the detailed guidelines for determining eligible manufacturing income have not yet been finalized by the U.S. government, the amount of future tax benefit related to this provision cannot yet be determined.

•	A gradual repeal of the exclusion of certain extraterritorial income (“ETI”) related to export sales from the U.S. This provision provides that the ETI benefit is reduced to 80% in 2005, 60% in 2006 and 0% in 2007 and thereafter. Because the Company generally manufactures locally in the major foreign countries in which it sells products, the repeal of the ETI benefit will not have a significant impact on the Company’s future U.S. tax payments. In 2004, the benefit of the ETI exclusion was approximately $7.4 million.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2004 of $1,339.6 million ($4.39 per diluted share) was 28.8% higher than 2003 income of $1,040.2 million ($3.37 per diluted share). Income from continuing operations in 2003 was 11.6% higher than 2002 income of $931.8 million ($3.02 per diluted share).

FOREIGN CURRENCY

The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $430 million in 2004, $520 million in 2003, and $90 million in 2002, and increased income from continuing operations by approximately 15 cents per diluted share in 2004, 16 cents per diluted share in 2003, and 3 cents per diluted share in 2002.

NEW ACCOUNTING PRONOUNCEMENT

In 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). The Company is required to adopt SFAS 123R in the third quarter of 2005. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an equity award based on the grant date fair value. The cost will be recognized as an expense in financial statements over the period during which an employee is required to provide service. If SFAS 123R had been in effect in 2004, the Company’s net income per diluted share would have been lower by 12 cents. If the Company continues to issue the same type and amount of equity compensation, the Company anticipates the future impact to be comparable.

2005 FORECAST

While the Company remains optimistic about its earning prospects, it is forecasting modest slowing in end markets in 2005. As a result, the Company is forecasting full-year 2005 income from continuing operations to be in a range of $4.91 to $5.11 per diluted share without consideration of the effect of adopting SFAS 123R. The following key assumptions were used for this forecast:

•	base business revenue growth in a range of 4.4% to 6.4%;

•	foreign exchange rates holding at year-end 2004 levels;

•	annualized revenues from acquired companies in a range of $600 million to $800 million;

•	restructuring costs of $30 million to $50 million;

•	income from the Leasing and Investments segment of $60 million to $70 million; and

•	an effective tax rate of 33%.

The Company updates its forecast and assumptions throughout the year via monthly press releases.

44     2004 ANNUAL REPORT

DISCONTINUED OPERATIONS

In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. These businesses were acquired by ITW in 1999 as part of the Company’s merger with Premark International Inc. (“Premark”). Subsequent to the Premark merger, the Company determined that the consumer characteristics of the businesses in the Consumer Products segment were not a good long-term fit with the Company’s other industrially focused businesses. Businesses in this segment were located primarily in North America and manufacture household products that are used by consumers, including Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. On October 31, 2002 the sales of Precor and West Bend were completed, resulting in cash proceeds of $211.2 million. On November 7, 2003 the sale of Florida Tile was completed, resulting in cash proceeds of $11.5 million. The Company’s net loss on disposal of the segment was as follows:

	PRETAX	TAX PROVISION	AFTER-TAX
IN THOUSANDS	GAIN (LOSS)	(BENEFIT)	GAIN (LOSS)

Realized gains on 2002 sales of Precor and West Bend	$146,240	$51,604	$94,636
Estimated loss on 2003 sale of Florida Tile recorded in 2002	(123,874)	(31,636)	(92,238)

Estimated net gain on disposal of the segment deferred at December 31, 2002	22,366	19,968	2,398
Gain adjustments related to 2002 sales of Precor and West Bend recorded in 2003	(752)	(256)	(496)
Additional loss on sale of Florida Tile recorded in 2003	(28,784)	(10,348)	(18,436)

Net loss on disposal of segment as of December 31, 2003	(7,170)	9,364	(16,534)
Adjustments to Florida Tile loss on sale recorded in 2004	263	1,174	(911)

Net loss on disposal of segment as of December 31, 2004	$(6,907)	$10,538	$(17,445)

Results of the discontinued operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Operating revenues	$—	$102,194	$344,419

Operating income (loss)	$—	$(4,003)	$10,804

Net income (loss) from discontinued operations	$—	$(4,027)	$2,672
Amount charged against reserve for Florida Tile operating losses	—	4,027	—

Income from discontinued operations (net of 2002 tax provision of $8,096)	—	—	2,672
Loss on disposal of the segment (net of 2004 and 2003 tax provisions of $1,174 and $9,364, respectively)	(911)	(16,534)	—

Income (loss) from discontinued operations	$(911)	$(16,534)	$2,672

In 2003, operating revenues and income were significantly lower as 2003 only included Florida Tile while 2002 also included the Precor and West Bend businesses until their sale.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company’s primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service existing debt and to continue to pay dividends that meet its dividend payout objective of 25%–30% of the last three years’ average net income. In addition, free operating cash flow is expected to be adequate to finance internal growth, small-to-medium sized acquisitions and additional investments.

The Company uses free operating cash flow to measure normal cash flow generated by its operations which is available for dividends, acquisitions, debt repayment and additional investments. In addition, in 2004 free operating cash flow was used to repurchase common stock. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

On April 19, 2004 the Company’s Board of Directors authorized a stock repurchase program, which provides for the buy back of up to 31,000,000 shares. As of December 31, 2004, the Company had repurchased 18,915,473 shares of its common stock for $1,729,806,000 at an average price of $91.45 per share.

MANAGEMENT’S DISCUSSION & ANALYSIS   45

Summarized cash flow information for the three years ended December 31, 2004, 2003 and 2002 was as follows:

IN THOUSANDS	2004	2003	2002

Net cash provided by operating activities	$1,532,031	$1,368,741	$1,288,756
Proceeds from investments	85,412	59,509	77,780
Additions to plant and equipment	(282,560)	(258,312)	(271,424)

Free operating cash flow	$1,334,883	$1,169,938	$1,095,112

Acquisitions	$(587,783)	$(203,726)	$(188,234)
Cash dividends paid	(304,581)	(285,399)	(272,319)
Purchase of investments	(64,442)	(133,236)	(194,741)
Repurchases of common stock	(1,729,806)	—	—
Proceeds from sale of operations and affiliates	6,495	21,421	211,075
Issuance of common stock	79,108	40,357	44,381
Net proceeds (repayments) of debt	127,487	(95,766)	(3,495)
Other	121,546	113,207	83,684

Net increase (decrease) in cash and equivalents	$(1,017,093)	$626,796	$775,463

Return on Invested Capital

The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of the operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2004, 2003 and 2002 was as follows:

DOLLARS IN THOUSANDS	2004	2003	2002

Operating income after taxes of 33%, 34%, and 35%, respectively	$1,377,931	$1,078,082	$978,751

Total debt	$1,124,621	$976,454	$1,581,985
Less: Leasing and Investments debt	(78,991)	(198,945)	(770,099)
Less: Cash and equivalents	(667,390)	(1,684,483)	(1,057,687)

Adjusted net debt	378,240	(906,974)	(245,801)
Total stockholders’ equity	7,627,610	7,874,286	6,649,071

Invested capital	$8,005,850	$6,967,312	$6,403,270

Average invested capital	$7,465,240	$6,685,291	$6,517,735

Return on average invested capital	18.5%	16.1%	15.0%

The 240 basis point increase in ROIC in 2004 versus 2003 was due primarily to a 27.8% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 33% in 2004 from 34% in 2003.

The 110 basis point increase in ROIC in 2003 versus 2002 was due primarily to a 10.1% increase in after-tax operating income, mainly as a result of favorable currency translation and a decrease in the effective tax rate to 34% in 2003 from 35% in 2002.

46  2004 ANNUAL REPORT

Working Capital

Net working capital at December 31, 2004 and 2003 is summarized as follows:

			INCREASE
DOLLARS IN THOUSANDS	2004	2003	(DECREASE)

Current Assets:
Cash and equivalents	$667,390	$1,684,483	$(1,017,093)
Trade receivables	2,054,624	1,721,186	333,438
Inventories	1,281,156	991,979	289,177
Other	319,028	385,554	(66,526)

	4,322,198	4,783,202	(461,004)

Current Liabilities:
Short-term debt	203,523	56,094	147,429
Accounts payable and accrued expenses	1,563,191	1,352,357	210,834
Other	84,257	80,452	3,805

	1,850,971	1,488,903	362,068

Net Working Capital	$2,471,227	$3,294,299	$(823,072)

Current Ratio	2.34	3.21

Cash decreased primarily due to the repurchase of common stock. Trade receivables and inventories increased primarily as a result of increased sales, currency translation and acquisitions. Short-term debt increased primarily due to the issuance of commercial paper. Accounts payable and accrued expenses increased primarily as a result of currency translation and acquisitions.

Debt

Total debt at December 31, 2004 and 2003 was as follows:

			INCREASE
DOLLARS IN THOUSANDS	2004	2003	(DECREASE)

Short-term debt	$203,523	$56,094	$147,429
Long-term debt	921,098	920,360	738

Total debt	$1,124,621	$976,454	$148,167

Total debt to total capitalization	12.8%	11.0%

Short-term debt increased at December 31, 2004 due to commercial paper borrowings used primarily to fund 2004 acquisitions.

In 2004, the Company entered into a $400.0 million Line of Credit Agreement with a termination date of June 17, 2005. In 2003, the Company entered into a $350.0 million revolving credit facility with a termination date of June 20, 2008. This debt capacity is for use principally to support any issuances of commercial paper and to fund larger acquisitions.

The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2004, the Company has unused capacity of $750.0 million under its current U.S. debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

MANAGEMENT’S DISCUSSION & ANALYSIS    47

Stockholders’ Equity

The changes to stockholders’ equity during 2004 and 2003 were as follows:

IN THOUSANDS	2004	2003

Beginning balance	$7,874,286	$6,649,071
Net income	1,338,694	1,023,680
Cash dividends declared	(312,286)	(288,833)
Repurchases of common stock	(1,729,806)	—
Stock option and restricted stock activity	151,490	78,845
Currency translation adjustments	306,653	407,811
Other	(1,421)	3,712

Ending balance	$7,627,610	$7,874,286

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company’s contractual obligations as of December 31, 2004 were as follows:

						2010 AND
						FUTURE
IN THOUSANDS	2005	2006	2007	2008	2009	YEARS

Total debt	$203,523	$2,440	$1,316	$150,832	$499,988	$266,522
Minimum lease payments	101,359	77,751	59,160	43,632	32,774	59,431
Affordable housing capital obligations	20,017	16,237	13,703	13,722	14,092	16,886
Maximum venture capital contribution	20,523	—	—	—	—	—
Preferred stock of subsidiaries	—	—	—	—	—	60,000
Accrued dividends on preferred stock of subsidiaries	10,800	11,680	10,220	—	—	—

	$356,222	$108,108	$84,399	$208,186	$546,854	$402,839

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

The Company entered into a private equity limited partnership in 2001 that is investing in late stage venture capital and buy-out opportunities. In connection with this partnership investment, the Company has committed to total maximum capital contributions of $100 million over a five-year period, with a maximum of $50 million in any one year.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $32 million at December 31, 2004. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $16 million at December 31, 2004. At December 31, 2004, the Company had open stand-by letters of credit of $97 million, substantially all of which expire in 2005. The Company had no other significant off-balance sheet commitments at December 31, 2004.

48     2004 ANNUAL REPORT

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

The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

		6.55%
	5.75%	PREFERRED DEBT	6.875%
	NOTES DUE	SECURITIES DUE	NOTES DUE
IN THOUSANDS	MARCH 1, 2009	DECEMBER 31, 2011	NOVEMBER 15, 2008

As of December 31, 2004:
Estimated cash outflow by year of principal maturity—
2005–2007	$—	$—	$—
2008	—	—	150,000
2009	500,000	—	—
2010 and thereafter	—	250,000	—
Estimated fair value	533,895	282,693	165,903
Carrying value	499,343	249,705	149,929
As of December 31, 2003:
Total estimated cash outflow	$500,000	$250,000	$150,000
Estimated fair value	550,243	285,918	172,489
Carrying value	500,110	249,672	149,911

Foreign Currency Risk

The Company operates in the United States and 44 other countries. In general, the Company’s products are primarily manufactured and sold in the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2004 or 2003.

CRITICAL ACCOUNTING POLICIES

The Company has four accounting policies which it believes are important to the Company’s financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

These critical accounting policies are as follows:

Realizability of Inventories—Inventories are stated at the lower of cost or market. Generally, the Company’s operating units perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

USAGE CLASSIFICATION	CRITERIA	RESERVE %

Active	Quantity on hand is less than prior 6 months’ usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months’ usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for the majority of U.S. operations, the Company has elected to use the last-in, first-out (“LIFO”) method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out (“FIFO”) method due to the effects of inflation.

MANAGEMENT’S DISCUSSION & ANALYSIS 49

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

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s tax balances are based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income, and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company’s 2005 forecasts and assumptions, the adequacy of internally generated funds, the recoverability of the Company’s investments in mortgage entities, future cash flows and income from the Company’s mortgage investments, equipment leases, the meeting of dividend payout objectives, the impact of the adoption of SFAS 123R on stock-based compensation, impact of the repeal of the ETI benefit on the Company’s future U.S. tax payments, the amount of U.S. pre-tax manufacturing income that would qualify as eligible income, payments under guarantees, the Company’s portion of future benefit payments related to pension and postretirement benefits, and the availability of additional financing. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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

50   2004 ANNUAL REPORT

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Illinois Tool Works Inc. (“ITW”) is responsible for establishing and maintaining adequate internal control over financial reporting. ITW’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

ITW’s independent auditors have issued an audit report on our assessment of the Company’s internal control over financial reporting.

W. James Farrell	Jon C. Kinney
Chairman and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 1, 2005	March 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM    51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. We also have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, dated February 25, 2005, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of a company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP
Chicago, Illinois
March 1, 2005

52   2004 ANNUAL REPORT

Statement of Income

Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	2004	2003	2002

Operating Revenues	$11,731,425	$10,035,623	$9,467,740
Cost of revenues	7,591,246	6,527,692	6,213,791
Selling, administrative, and research and development expenses	2,024,445	1,850,197	1,720,245
Amortization and impairment of goodwill and other intangible assets	59,121	24,276	27,933

Operating Income	2,056,613	1,633,458	1,505,771
Interest expense	(69,234)	(70,672)	(68,455)
Other income (expense)	12,026	13,328	(3,756)

Income from Continuing Operations Before Income Taxes	1,999,405	1,576,114	1,433,560
Income taxes	659,800	535,900	501,750

Income from Continuing Operations	1,339,605	1,040,214	931,810
Income (Loss) from Discontinued Operations	(911)	(16,534)	2,672
Cumulative Effect of Change in Accounting Principle	—	—	(221,890)

Net Income	$1,338,694	$1,023,680	$712,592

Income Per Share from Continuing Operations:
Basic	$4.43	$3.39	$3.04

Diluted	$4.39	$3.37	$3.02

Income (Loss) Per Share from Discontinued Operations:
Basic	$—	$(0.05)	$0.01

Diluted	$—	$(0.05)	$0.01

Cumulative Effect Per Share of Change in Accounting Principle:
Basic	$—	$—	$(0.72)

Diluted	$—	$—	$(0.72)

Net Income Per Share:
Basic	$4.43	$3.33	$2.33

Diluted	$4.39	$3.32	$2.31

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2004	2003	2002

Beginning Balance	$6,937,110	$6,202,263	$5,765,421
Net income	1,338,694	1,023,680	712,592
Cash dividends declared	(312,286)	(288,833)	(275,750)

Ending Balance	$7,963,518	$6,937,110	$6,202,263

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2004	2003	2002

Net Income	$1,338,694	$1,023,680	$712,592
Other Comprehensive Income:
Foreign currency translation adjustments	306,653	407,811	135,144
Minimum pension liability adjustments	(5,009)	6,124	(53,467)
Income tax related to minimum pension liability adjustments	1,960	(1,748)	17,872

Comprehensive Income	$1,642,298	$1,435,867	$812,141

The Notes to Financial Statements are an integral part of these statements.

STATEMENT OF FINANCIAL POSITION   53

Statement of Financial Position

Illinois Tool Works Inc. and Subsidiaries

	DECEMBER 31
IN THOUSANDS EXCEPT SHARES	2004	2003

Assets
Current Assets:
Cash and equivalents	$667,390	$1,684,483
Trade receivables	2,054,624	1,721,186
Inventories	1,281,156	991,979
Deferred income taxes	147,416	217,638
Prepaid expenses and other current assets	171,612	167,916

Total current assets	4,322,198	4,783,202

Plant and Equipment:
Land	160,649	135,357
Buildings and improvements	1,236,541	1,140,033
Machinery and equipment	3,272,144	3,046,688
Equipment leased to others	150,412	145,657
Construction in progress	117,366	93,694

	4,937,112	4,561,429
Accumulated depreciation	(3,060,237)	(2,832,791)

Net plant and equipment	1,876,875	1,728,638

Investments	912,483	832,358
Goodwill	2,753,053	2,511,281
Intangible Assets	440,002	287,582
Deferred Income Taxes	233,172	370,737
Other Assets	814,151	679,523

	$11,351,934	$11,193,321

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$203,523	$56,094
Accounts payable	603,811	481,407
Accrued expenses	959,380	870,950
Cash dividends payable	81,653	73,948
Income taxes payable	2,604	6,504

Total current liabilities	1,850,971	1,488,903

Noncurrent Liabilities:
Long-term debt	921,098	920,360
Other	952,255	909,772

Total noncurrent liabilities	1,873,353	1,830,132

Stockholders’ Equity:
Common stock:
Issued—311,373,558 shares in 2004 and 308,877,225 shares in 2003	3,114	3,089
Additional paid-in-capital	978,941	825,924
Income reinvested in the business	7,963,518	6,937,110
Common stock held in treasury	(1,731,378)	(1,648)
Accumulated other comprehensive income	413,415	109,811

Total stockholders’ equity	7,627,610	7,874,286

	$11,351,934	$11,193,321

The Notes to Financial Statements are an integral part of this statement.

54   2004 ANNUAL REPORT

Statement of Cash Flows

Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2004	2003	2002

Cash Provided by (Used for) Operating Activities:
Net income	$1,338,694	$1,023,680	$712,592
Adjustments to reconcile net income to cash provided by operating activities:
(Income) loss from discontinued operations	911	16,534	(2,672)
Cumulative effect of change in accounting principle	—	—	221,890
Depreciation	294,162	282,277	277,819
Amortization and impairment of goodwill and other intangible assets	59,121	24,276	27,933
Change in deferred income taxes	143,214	203,958	(60,471)
Provision for uncollectible accounts	391	8,875	21,696
Loss on sale of plant and equipment	4,710	6,883	6,146
Income from investments	(142,621)	(145,541)	(147,024)
Non-cash interest on nonrecourse notes payable	—	18,696	39,629
(Gain) loss on sale of operations and affiliates	(8)	(5,109)	4,777
Amortization of restricted stock	32,514	17,777	193
Other non-cash items, net	9,740	17,951	1,660
Change in assets and liabilities:
(Increase) decrease in—
Trade receivables	(128,868)	(22,239)	8,058
Inventories	(177,052)	108,180	71,844
Prepaid expenses and other assets	(123,532)	(186,714)	10,981
Net assets of discontinued operations	—	30,736	1,433
Increase (decrease) in—
Accounts payable	31,947	(10,104)	14,455
Accrued expenses and other liabilities	35,056	47,070	(9,649)
Income taxes payable	153,457	(68,497)	87,422
Other, net	195	52	44

Net cash provided by operating activities	1,532,031	1,368,741	1,288,756

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(587,783)	(203,726)	(188,234)
Additions to plant and equipment	(282,560)	(258,312)	(271,424)
Purchase of investments	(64,442)	(133,236)	(194,741)
Proceeds from investments	85,412	59,509	77,780
Proceeds from sale of plant and equipment	23,378	29,489	29,208
Proceeds from sale of operations and affiliates	6,495	21,421	211,075
Other, net	8,173	994	3,079

Net cash used for investing activities	(811,327)	(483,861)	(333,257)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(304,581)	(285,399)	(272,319)
Issuance of common stock	79,108	40,357	44,381
Repurchases of common stock	(1,729,806)	—	—
Net proceeds (repayments) of short-term debt	134,019	(68,159)	(231,214)
Proceeds from long-term debt	97	931	258,426
Repayments of long-term debt	(6,629)	(28,538)	(30,707)
Other, net	—	12	2,790

Net cash used for financing activities	(1,827,792)	(340,796)	(228,643)

Effect of Exchange Rate Changes on Cash and Equivalents	89,995	82,712	48,607

Cash and Equivalents:
Increase (decrease) during the year	(1,017,093)	626,796	775,463
Beginning of year	1,684,483	1,057,687	282,224

End of year	$667,390	$1,684,483	$1,057,687

Cash Paid During the Year for Interest	$73,393	$73,250	$73,284

Cash Paid During the Year for Income Taxes	$339,334	$351,156	$474,954

Liabilities Assumed from Acquisitions	$150,913	$120,825	$34,267

The Notes to Financial Statements are an integral part of this statement. See the Investments note for information regarding non-cash transactions.

NOTES TO FINANCIAL STATEMENTS    55

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company primarily serves the construction, automotive, food institutional and retail, and general industrial markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years’ data have been made to conform to current year reporting.

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

Consolidation and Translation—The financial statements include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company’s foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.

Foreign subsidiaries’ assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders’ equity.

Acquisitions—Summarized information related to acquisitions during 2004, 2003 and 2002 is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2004	2003	2002

Number of acquisitions	24	28	21
Net cash paid during the year	$587,783	$203,726	$188,234
Premium recorded:
Goodwill	$230,073	$100,374	$94,916
Intangible assets	$197,182	$55,280	$40,023

The acquisitions in these years, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position.

Operating Revenues are recognized when the risks of ownership are transferred to the customer, which is generally at the time of product shipment. Operating revenues for the Leasing and Investments segment include income from mortgage investments, leases and other investments that is recognized based on the applicable accounting method for each type of investment. See the Investments note for the detailed accounting policies related to the Company’s significant investments.

No single customer accounted for more than 5% of consolidated revenues in 2004, 2003 or 2002.

Research and Development Expenses are recorded as expense in the year incurred. These costs were $123,486,000 in 2004, $106,777,000 in 2003 and $101,344,000 in 2002.

Rental Expense was $107,204,000 in 2004, $102,447,000 in 2003 and $94,395,000 in 2002. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS

2005	$101,359
2006	77,751
2007	59,160
2008	43,632
2009	32,774
2010 and future years	59,431

$374,107

Advertising Expenses are recorded as expense in the year incurred. These costs were $81,113,000 in 2004, $74,760,000 in 2003, and $73,894,000 in 2002.

56    2004 ANNUAL REPORT

Interest Expense related to debt has been recorded in the statement of income as follows:

IN THOUSANDS	2004	2003	2002

Cost of revenues	$4,202	$22,687	$43,333
Interest expense	69,234	70,672	68,455
Income (loss) from discontinued operations	—	25	1,578

	$73,436	$93,384	$113,366

The interest expense recorded as cost of revenues relates to the Leasing and Investment segment and includes interest expense related to both the direct debt of the segment and general corporate debt allocated to the segment based on the after-tax cash flows of the investments. The allocation of interest expense from general corporate debt to the segment was $4,202,000, $3,990,000 and $3,704,000 in 2004, 2003 and 2002, respectively.

Other Income (Expense) consisted of the following:

IN THOUSANDS	2004	2003	2002

Interest income	$25,614	$26,171	$17,574
Gain (loss) on sale of operations and affiliates	8	5,109	(4,777)
Loss on sale of plant and equipment	(4,710)	(6,883)	(6,146)
Loss on foreign currency transactions	(9,810)	(5,077)	(9,070)
Other, net	924	(5,992)	(1,337)

	$12,026	$13,328	$(3,756)

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

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2004	2003	2002

U.S. federal income taxes:
Current	$250,887	$170,040	$334,329
Deferred	92,526	239,618	35,064
Tax cost of expected dividend repatriation in 2005	25,000	—	—
Benefit of net operating loss carryforwards	(4,204)	(33,816)	(2,626)
Tax benefit related to stock recorded through equity	36,322	19,139	25,366

	400,531	394,981	392,133

Foreign income taxes:
Current	226,699	201,136	153,949
Deferred	51,129	(47,769)	(65,079)
Benefit of net operating loss carryforwards	(51,425)	(38,161)	(2,642)

	226,403	115,206	86,228

State income taxes:
Current	43,297	33,116	35,518
Deferred	(2,719)	20,407	(6,420)
Benefit of net operating loss carryforwards	(11,014)	(29,355)	(7,671)
Tax benefit related to stock recorded through equity	3,302	1,545	1,962

	32,866	25,713	23,389

	$659,800	$535,900	$501,750

NOTES TO FINANCIAL STATEMENTS    57

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2004	2003	2002

Domestic	$1,354,301	$1,066,575	$1,185,606
Foreign	645,104	509,539	247,954

	$1,999,405	$1,576,114	$1,433,560

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2004	2003	2002

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.5	1.1	1.1
Differences between U.S. federal statutory and foreign tax rates	(0.6)	(1.0)	0.3
Nontaxable foreign interest income	(1.6)	(2.7)	(1.4)
Tax effect of foreign dividends	(1.1)	1.0	0.3
Other, net	(0.2)	0.6	(0.3)

Effective tax rate	33.0%	34.0%	35.0%

In October 2004, the American Jobs Creation Act of 2004 (“AJCA”) was enacted in the United States. One of the provisions of the AJCA was to allow a special one-time dividends-received deduction of 85% on the repatriation of certain foreign earnings to U.S. taxpayers, provided certain criteria regarding the sources and uses of the repatriated funds are met. In November 2004, the Tax Technical Corrections Act of 2004 (“Technical Corrections Act”) was introduced in the U.S. House of Representatives which would clarify certain computations related to the dividends-received deduction in the AJCA. The Company has not finalized its 2005 repatriation plans related to the AJCA and the possible enactment of the Technical Corrections Act. The range of possible total repatriated amounts and the related tax effects are as follows:

		UNDER AJCA ASSUMING
	UNDER AJCA AS	AMENDMENT BY PROPOSED
	CURRENTLY ENACTED	TECHNICAL CORRECTIONS ACT
IN THOUSANDS		MINIMUM	MAXIMUM

Estimated repatriation	$273,500	$745,500	$1,495,500

Estimated U.S. tax cost of repatriation	$25,000	$25,000	$62,000

In 2004, the Company recorded a deferred tax liability of $25,000,000 to reflect the estimated tax cost of the minimum foreign dividends expected to be repatriated under the AJCA in 2005. Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on undistributed earnings of certain international subsidiaries of $2,300,000,000 and $2,000,000,000 as of December 31, 2004 and 2003, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

58    2004 ANNUAL REPORT

The components of deferred income tax assets and liabilities at December 31, 2004 and 2003 were as follows:

	2004		2003
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY

Goodwill and intangible assets	$83,392	$(117,471)	$84,563	$(76,918)
Inventory reserves, capitalized tax cost and LIFO inventory	41,159	(15,327)	32,811	(17,517)
Investments	201,954	(335,391)	198,166	(295,150)
Plant and equipment	36,345	(98,585)	14,269	(81,156)
Accrued expenses and reserves	196,195	—	240,117	—
Employee benefit accruals	229,572	—	209,466	—
Foreign tax credit carryforwards	11,540	—	20,954	—
Net operating loss carryforwards	261,624	—	230,427	—
Capital loss carryforwards	114,920	—	82,074	—
Allowances for uncollectible accounts	10,176	—	13,491	—
Prepaid pension assets	—	(87,654)	—	(72,557)
Other	43,057	(44,152)	92,205	(17,809)

Gross deferred income tax assets (liabilities)	1,229,934	(698,580)	1,218,543	(561,107)
Valuation allowances	(150,766)	—	(69,061)	—

Total deferred income tax assets (liabilities)	$1,079,168	$(698,580)	$1,149,482	$(561,107)

The valuation allowances recorded at December 31, 2004 and 2003 relate primarily to net operating loss carryforwards and capital loss carryforwards. No additional valuation allowances have been recorded on the net deferred income tax assets of $380,588,000 and $588,375,000 at December 31, 2004 and 2003, respectively, as the Company expects to generate adequate taxable income in the applicable tax jurisdictions in future years.

At December 31, 2004, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS

2005	$983
2006	4,821
2007	2,467
2008	33,052
2009	4,460
2010	3,090
2011	4,368
2012	5,078
2013	7,181
2014	2,638
2015	2,199
2016	1,370
2017	4,713
2018	29,517
2019	1
2020	13,002
2021	7,503
2022	1
2023	24,119
2024	94,629
Do not expire	619,948

$865,140

NOTES TO FINANCIAL STATEMENTS    59

Income from Continuing Operations Per Share is computed by dividing income from continuing operations by the weighted average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted average number of shares assuming dilution for stock options and restricted stock. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2004	2003	2002

Income from continuing operations	$1,339,605	$1,040,214	$931,810

Income from continuing operations per share—Basic:
Weighted average common shares	302,376	307,069	306,157

Income from continuing operations per share—Basic	$4.43	$3.39	$3.04

Income from continuing operations per share—Diluted:
Weighted average common shares	302,376	307,069	306,157
Effect of dilutive stock options and restricted stock	2,475	1,681	1,888

Weighted average common shares assuming dilution	304,851	308,750	308,045

Income from continuing operations per share—Diluted	$4.39	$3.37	$3.02

Options that had exercise prices greater than the average market price of the common shares are considered antidilutive and were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

Weighted average shares issuable under antidilutive options	191,975	26,085	915
Weighted average exercise price per share	$94.15	$79.35	$68.13

Discontinued Operations—In December 2001, the Company’s Board of Directors authorized the divestiture of the Consumer Products segment. The segment was comprised of the following businesses: Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. The consolidated financial statements for all periods present these businesses as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. On October 31, 2002, the sales of Precor and West Bend were completed, resulting in cash proceeds of $211,193,000. On November 7, 2003, the sale of Florida Tile was completed, resulting in cash proceeds of $11,450,000. The Company’s net loss on disposal of the segment was as follows:

	PRETAX GAIN	TAX PROVISION	AFTER-TAX
IN THOUSANDS	(LOSS)	(BENEFIT)	GAIN (LOSS)

Realized gains on 2002 sales of Precor and West Bend	$146,240	$51,604	$94,636
Estimated loss on 2003 sale of Florida Tile recorded in 2002	(123,874)	(31,636)	(92,238)

Estimated net gain on disposal of the segment deferred at December 31, 2002	22,366	19,968	2,398
Gain adjustments related to 2002 sales of Precor and West Bend recorded in 2003	(752)	(256)	(496)
Additional loss on sale of Florida Tile recorded in 2003	(28,784)	(10,348)	(18,436)

Net loss on disposal of segment as of December 31, 2003	(7,170)	9,364	(16,534)
Adjustments to Florida Tile loss on sale recorded in 2004	263	1,174	(911)

Net loss on disposal of segment as of December 31, 2004	$(6,907)	$10,538	$(17,445)

Results of the discontinued operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Operating revenues	$—	$102,194	$344,419

Operating income (loss)	$—	$(4,003)	$10,804

Net income (loss) from discontinued operations	$—	$(4,027)	$2,672
Amount charged against reserve for Florida Tile operating losses	—	4,027	—

Income from discontinued operations (net of 2002 tax provision of $8,096)	—	—	2,672
Loss on disposal of the segment (net of 2004 and 2003 tax provisions of $1,174 and $9,364, respectively)	(911)	(16,534)	—

Income (loss) from discontinued operations	$(911)	$(16,534)	$2,672

As of December 31, 2004 and 2003, there were no assets or liabilities remaining from the discontinued operations.

60    2004 ANNUAL REPORT

Cash and Equivalents included interest-bearing instruments of $203,796,000 at December 31, 2004 and $1,281,492,000 at December 31, 2003. Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Beginning balance	$(62,364)	$(66,158)	$(61,065)
Provision charged to expense	(391)	(8,875)	(21,696)
Write-offs, net of recoveries	14,236	17,987	21,996
Acquisitions and divestitures	(4,285)	(2,851)	(3,437)
Other	(3,401)	(2,467)	(1,956)

Ending balance	$(56,205)	$(62,364)	$(66,158)

Inventories at December 31, 2004 and 2003 were as follows:

IN THOUSANDS	2004	2003

Raw material	$385,036	$286,550
Work-in-process	118,052	102,267
Finished goods	778,068	603,162

	$1,281,156	$991,979

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 34% and 35% of total inventories as of December 31, 2004 and 2003, respectively. The first-in, first-out (“FIFO”) method, which approximates current cost, is used for all other inventories. If the FIFO method was used for all inventories, total inventories would have been approximately $126,774,000, and $93,511,000 higher than reported at December 31, 2004 and 2003, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation was $294,162,000 in 2004, $282,277,000 in 2003 and $277,819,000 in 2002, and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2004 and 2003 consisted of the following:

IN THOUSANDS	2004	2003

Mortgage investments	$380,465	$325,435
Leases of equipment	302,487	284,042
Affordable housing limited partnerships	93,200	103,388
Venture capital limited partnership	75,333	47,487
Properties held for sale	22,868	32,689
Prepaid forward contract	27,040	25,767
Property developments	11,090	13,550

	$912,483	$832,358

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions relate to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously

NOTES TO FINANCIAL STATEMENTS   61

entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of $26,000,000 per year and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow of $26,000,000 a year, the Company has the right to receive the shortfall from the cash flow generated by three separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests), which the swap counter party has estimated to have a total fair value of approximately $1,100,000,000 at December 31, 2004. The mortgage entities entered into the swaps and other related agreements in order to reduce their real estate, credit and interest rate risks relative to the mortgage-related assets and related nonrecourse notes payable.

As of December 31, 2004 and December 31, 2003, the book value of the assets held by the mortgage entities was as follows:

IN THOUSANDS	2004	2003

Cash on hand from dispositions	$459,470	$89,703
Real estate (24 and 37 properties, respectively)	348,004	646,269
Mortgage loans (4 and 5 loans, respectively)	78,766	79,820
Other assets	8,389	8,343

	$894,629	$824,135

Assuming all assets become worthless and the swap counterparty defaults, the Company’s maximum exposure to loss related to the mortgage entities is limited to its investment of $380,465,000 at December 31, 2004.

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

No gain or loss was recognized in connection with this change in accounting. The Company recorded its investments in the mortgage entities as of July 1, 2003 on a net carryover basis, as follows:

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

In 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). The adoption of FIN 46R had no impact on the Company.

Starting in the third quarter of 2003 and for subsequent periods, the Company accounts for its net investments in the mortgage entities using the equity method of accounting as provided in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures. Under this method, the net mortgage investments are adjusted through income for changes in the Company’s share of the net assets of the mortgage entities. The excess of the liquidation value of the investments in the mortgage entities over their net book value as of July 1, 2003 of $178,333,000 is being recognized as income over the remaining term of each of the investments. The remaining amount of this excess liquidation value over book value at December 31, 2004 and December 31, 2003 was as follows:

IN THOUSANDS	2004	2003

Mortgage transaction ending December 31, 2005	$25,243	$59,998
Mortgage transaction ending December 31, 2006	35,307	56,079
Mortgage transaction ending February 28, 2008	28,964	40,293

	$89,514	$156,370

62     2004 ANNUAL REPORT

Prior to the adoption of FIN 46 for the mortgage investments as of July 1, 2003, the principal mortgage-related assets were accounted for as follows:

Commercial mortgage loans—Interest income was recorded based on the effective yield determined at the inception of the commercial mortgage transactions. The Company evaluated whether the commercial mortgage loans had been impaired by reviewing the discounted estimated future cash flows of the loans versus the carrying value of the loans. If the carrying value exceeded the discounted cash flows, an impairment loss was recorded through the operating income of the Leasing and Investments segment. Interest income was recognized on impaired mortgage loans based on the original effective yield of the loans. Loans that were foreclosed were transferred to commercial real estate at carrying value.

Commercial real estate—Recorded at cost and depreciated on a straight-line basis over an estimated useful life of 39 years. At least annually, the real estate assets were evaluated for impairment by comparing estimated future undiscounted cash flows to the carrying values. If the undiscounted future cash flows were less than the carrying value, an impairment loss was recorded equal to the difference between the estimated fair value and the carrying value of the impaired asset. Gains and losses were recorded on the sale of the real estate assets through the operating income of the Leasing and Investments segment based on the proceeds of the sale compared with the carrying value of the asset sold.

Net swap receivables—Recorded at fair value, based on the estimated future cash flows discounted at current market interest rates. All estimated future cash flows were provided by the swap counter party, who also is the servicer of the mortgage loans and real estate. Market interest rates for the swap inflows were based on the current market yield of a bond of the swap counter party. Discount rates for the swap outflows were based on an estimate of risk-adjusted rates for real estate assets. Any adjustments to the carrying value of the net swap receivables due to changes in expected future cash flows, discount rates or interest rates were recorded through the operating income of the Leasing and Investment segment.

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2004 and 2003 were as shown below:

IN THOUSANDS	2004	2003

Leveraged, direct financing and sale type leases:
Gross lease contracts receivable, net of nonrecourse debt service	$166,646	$171,102
Estimated residual value of leased assets	255,119	255,538
Unearned income	(122,486)	(145,734)

	299,279	280,906

Equipment under operating leases	3,208	3,136

	$302,487	$284,042

Deferred tax liabilities related to leveraged and direct financing leases were $245,723,000 and $151,414,000 at December 31, 2004 and 2003, respectively.

The investment in leases of equipment at December 31, 2004 and 2003 relates to the following types of equipment:

IN THOUSANDS	2004	2003

Telecommunications	$193,306	$181,370
Air traffic control	61,757	51,395
Aircraft	44,020	45,388
Manufacturing	3,404	5,390
Railcars	—	499

	$302,487	$284,042

NOTES TO FINANCIAL STATEMENTS     63

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

The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2004, 2003 and 2002 were as shown below:

IN THOUSANDS	2004	2003	2002

Lease income before income taxes	$24,326	$27,059	$26,731
Impairment charge on aircraft leases	—	—	(31,565)
Investment tax credits recognized	296	612	(548)
Income tax benefit (expense)	(9,014)	(10,077)	2,258

	$15,608	$17,594	$(3,124)

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

Other Investments

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

The Company entered into a venture capital limited partnership in 2001 that invests in late-stage venture capital opportunities. The Company has committed to total capital contributions to this partnership of $100,000,000 over a five-year period. The Company has a 25% limited partnership interest and accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership’s income or loss. The partnership’s financial statements are prepared on a mark-to-market basis.

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

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships’ income or loss.

The property development partnerships and affordable housing limited partnerships in which the Company has invested are considered variable interest entities under FIN 46R. Because the Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to these variable interest entities, the Company was not required to consolidate the entities upon its adoption of FIN 46R. The Company has continued to account for the property development investments using the equity method and the affordable housing investments using the effective yield method as described above. The Company’s maximum exposure to loss related to these investments is $26,840,000 and $93,200,000, respectively, as of December 31, 2004.

64     2004 ANNUAL REPORT

Cash Flows and Non-Cash Transactions

Cash flows related to investments during 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Cash used to purchase investments:
Affordable housing limited partnerships	$(28,449)	$(53,581)	$(29,065)
Leveraged leases of equipment	(449)	(48,763)	(152,253)
Venture capital limited partnership	(28,007)	(26,069)	(11,872)
Property developments	(3,918)	(3,830)	(1,402)
Other	(3,619)	(993)	(149)

	$(64,442)	$(133,236)	$(194,741)

Cash proceeds from investments:
Mortgage investments	$26,187	$26,000	$26,467
Property developments	13,810	19,584	20,810
Venture capital	19,428	—	—
Leases of equipment	8,041	9,767	16,755
Properties held for sale	17,888	3,929	13,609
Other	58	229	139

	$85,412	$59,509	$77,780

There were no material non-cash transactions in 2004. The Company’s only material non-cash transactions during 2003 and 2002 relate to the debt service on the nonrecourse notes payable of the mortgage entities, which was paid by the mortgage swap counter party, as follows:

IN THOUSANDS	2003	2002

Payments by mortgage swap counter party—
Principal	$20,803	$31,066
Interest	19,295	40,201

	$40,098	$71,267

Non-cash interest expense	$18,696	$39,629

The principal and interest amounts for 2003 above only reflect activity for the first half of 2003 as a result of the adoption of FIN 46 relative to the mortgage investments as of July 1, 2003.

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, the Company does not amortize goodwill and intangible assets that have indefinite lives. SFAS 142 also requires that the Company assess goodwill and intangible assets with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. The Company performs its annual impairment assessment in the first quarter of each year.

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

Based on the Company’s initial impairment testing, goodwill was reduced by $254,582,000 and intangible assets were reduced by $8,234,000, and a net after-tax impairment charge of $221,890,000 ($0.72 per diluted share) was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was related to approximately 40 businesses and primarily resulted from evaluating impairment under SFAS 142 based on discounted cash flows, instead of using undiscounted cash flows as required by the previous accounting standard.

NOTES TO FINANCIAL STATEMENTS     65

Other than the cumulative effect of change in accounting principle discussed above, amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2004, 2003, and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Goodwill:
Impairment	$11,492	$702	$7,877
Intangible Assets:
Amortization	37,409	19,813	20,056
Impairment	10,220	3,761	—

	$59,121	$24,276	$27,933

In the first quarter of 2004, the Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in impairment charges of $21,712,000. The first quarter 2004 goodwill impairment charges of $11,492,000 were primarily related to a European automotive components business and a U.S. electrical components business, and resulted from lower estimated future cash flows than previously expected. Also in the first quarter of 2004, intangible asset impairments of $10,220,000 were recorded to reduce to estimated fair value the carrying value of trademarks and brands related primarily to several U.S. welding components businesses, a U.S. industrial packaging business in the Specialty Systems—North America segment and a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

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

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2004 and December 31, 2003 were as follows:

	ENGINEERED	ENGINEERED	SPECIALTY	SPECIALTY
	PRODUCTS	PRODUCTS	SYSTEMS	SYSTEMS
IN THOUSANDS	NORTH AMERICA	INTERNATIONAL	NORTH AMERICA	INTERNATIONAL	TOTAL

Balance, December 31, 2002	$541,590	$441,476	$805,299	$606,154	$2,394,519
2003 activity:
Acquisitions	(14,386)	13,934	34,480	32,975	67,003
Impairment write-offs	—	—	(702)	—	(702)
Foreign currency translation	(44)	27,646	125	22,734	50,461
Intersegment goodwill transfers	—	—	(2,391)	2,391	—

Balance, December 31, 2003	527,160	483,056	836,811	664,254	2,511,281
2004 activity:
Acquisitions	103,300	93,762	17,348	20,842	235,252
Impairment write-offs	(3,000)	(8,492)	—	—	(11,492)
Foreign currency translation	468	15,998	137	1,409	18,012
Intersegment goodwill transfers	(7,000)	7,754	(5,083)	4,329	—

Balance, December 31, 2004	$620,928	$592,078	$849,213	$690,834	$2,753,053

66   2004 ANNUAL REPORT

Intangible assets as of December 31, 2004 and December 31, 2003 were as follows:

	2004			2003
		ACCUMULATED			ACCUMULATED
IN THOUSANDS	COST	AMORTIZATION	NET	COST	AMORTIZATION	NET

Amortizable Intangible Assets:
Trademarks and brands	$68,353	$(8,489)	$59,864	$39,891	$(3,982)	$35,909
Customer lists and relationships	112,315	(14,015)	98,300	55,049	(6,293)	48,756
Patents and proprietary technology	117,285	(55,021)	62,264	103,982	(46,620)	57,362
Noncompete agreements	80,562	(47,115)	33,447	74,569	(36,980)	37,589
Software	51,123	(5,472)	45,651	—	—	—
Other	97,686	(38,597)	59,089	52,280	(33,921)	18,359
Indefinite-lived Intangible Assets:
Trademarks and brands	81,387	—	81,387	89,607	—	89,607

Total Intangible Assets	$608,711	$(168,709)	$440,002	$415,378	$(127,796)	$287,582

Intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS

2005	$47,168
2006	44,992
2007	41,385
2008	35,571
2009	26,995

Other Assets as of December 31, 2004 and 2003 consisted of the following:

IN THOUSANDS	2004	2003

Prepaid pension assets	$402,045	$312,312
Cash surrender value of life insurance policies	266,581	221,884
Investment in unconsolidated affiliates	21,720	31,419
Other	123,805	113,908

	$814,151	$679,523

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The major domestic plan covers substantially all of its U.S. employees and provides benefits based on years of service and final average salary. The Company also has other postretirement benefit plans covering substantially all of its U.S. employees. The primary postretirement health care plan is contributory with the participants’ contributions adjusted annually. The postretirement life insurance plans are noncontributory.

The Company has various defined benefit pension plans in foreign countries, predominantly the United Kingdom, Germany, Canada and Australia.

The Company uses a September 30 measurement date for the majority of its plans.

Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans is as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2004	2003	2002	2004	2003	2002

Components of net periodic benefit cost:
Service cost	$78,991	$70,168	$58,222	$13,471	$12,613	$15,902
Interest cost	82,518	77,606	78,695	34,666	31,302	29,868
Expected return on plan assets	(118,024)	(102,536)	(104,945)	(3,466)	(1,280)	—
Amortization of prior service cost (income)	(2,304)	(2,345)	(4,030)	6,736	6,601	6,675
Amortization of actuarial loss	5,074	3,555	741	5,595	926	536
Amortization of transition amount	(139)	(893)	(899)	—	—	—
Settlement/curtailment (gain) loss	59	381	819	—	—	(3,272)

Net periodic benefit cost	$46,175	$45,936	$28,603	$57,002	$50,162	$49,709

NOTES TO FINANCIAL STATEMENTS     67

	PENSION		OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2004	2003	2004	2003

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$1,447,024	$1,237,348	$587,256	$485,741
Service cost	78,991	70,168	13,471	12,613
Interest cost	82,518	77,606	34,666	31,302
Plan participants’ contributions	2,244	1,949	13,983	12,414
Amendments	(15)	435	—	(210)
Medicare subsidy impact	—	—	(30,465)	—
Actuarial (gain) loss	32,428	114,834	(33,238)	79,376
Acquisitions/Divestitures	4,442	—	9,145	11,568
Benefits paid	(97,053)	(96,712)	(48,706)	(45,548)
Liabilities (to) from other plans	(777)	78	—	—
Foreign currency translation	39,454	41,318	—	—

Benefit obligation at end of period	$1,589,256	$1,447,024	$546,112	$587,256

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$1,200,435	$992,709	$36,192	$—
Actual return on plan assets	158,133	181,257	2,360	4,172
Acquisitions	1,228	—	—	—
Company contributions	205,223	98,103	61,375	65,154
Plan participants’ contributions	2,244	1,949	13,983	12,414
Benefits paid	(97,053)	(96,712)	(48,706)	(45,548)
Assets to other plans	(4,456)	(1,459)	—	—
Foreign currency translation	25,820	24,588	—	—

Fair value of plan assets at end of period	$1,491,574	$1,200,435	$65,204	$36,192

Funded status	$(97,682)	$(246,589)	$(480,908)	$(551,064)
Unrecognized net actuarial loss	352,439	354,190	66,924	136,543
Unrecognized prior service cost (income)	(10,819)	(13,250)	58,998	65,734
Unrecognized net transition amount	2,220	(656)	—	—
Contributions after measurement date	8,171	88,240	43,515	36,148
Other immaterial plans	(12,228)	(13,348)	(2,028)	—

Net amount recognized	$242,101	$168,587	$(313,499)	$(312,639)

The amounts recognized in the statement of financial position as of December 31 consisted of:
Prepaid benefit cost	$379,909	$288,323	$—	$—
Accrued benefit liability	(212,296)	(191,068)	(313,499)	(312,639)
Intangible asset for minimum pension liability	22,136	23,989	—	—
Accumulated other comprehensive loss for minimum pension liability	52,352	47,343	—	—

Net amount recognized	$242,101	$168,587	$(313,499)	$(312,639)

Accumulated benefit obligation for all significant defined benefit pension plans	$1,399,725	$1,295,647

Plans with accumulated benefit obligation in excess of plan assets as of September 30:
Projected benefit obligation	$288,393	$254,341

Accumulated benefit obligation	$268,836	$241,772

Fair value of plan assets	$94,263	$80,365

Increase (decrease) in minimum liability included in other comprehensive income	$5,009	$(6,124)

68   2004 ANNUAL REPORT

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
	2004	2003	2002	2004	2003	2002

Weighted-average assumptions used to determine benefit obligation at September 30:
Discount rate	5.67%	5.90%	6.44%	5.75%	6.00%	6.60%
Rate of compensation increases	4.35%	4.32%	4.43%	—	—	—
Weighted-average assumptions used to determine net cost for years ended December 31:
Discount rate	5.90%	6.44%	7.05%	6.00%	6.60%	7.25%
Expected return on plan assets	7.99%	8.06%	7.97%	7.00%	7.00%	—
Rate of compensation increases	4.32%	4.43%	4.42%	—	—	—

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

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2004	2003	2002

Health care cost trend rate assumed for the next year	10.00%	10.00%	11.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2009	2008	2008

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE-	1-PERCENTAGE-
IN THOUSANDS	POINT INCREASE	POINT DECREASE

Effect on total of service and interest cost components for 2004	$1,043	$(890)
Effect on postretirement benefit obligation at September 30, 2004	$15,819	$(13,595)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company’s significant pension plans at September 30, 2004 and 2003 were as follows:

		PERCENTAGE OF PLAN
		ASSETS AT SEPTEMBER 30
ASSET CATEGORY	TARGET ALLOCATION	2004	2003

Equity securities	60% -75%	67%	68%
Debt securities	20% -35%	30%	29%
Real estate	0% - 1%	1%	1%
Other	0% -10%	2%	2%

		100%	100%

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

The assets in the Company’s postretirement health care plans are invested in life insurance policies. The Company’s overall investment strategy for the assets in the postretirement healthcare fund is to invest in assets that provide a reasonable rate of return while preserving capital and which are exempt from federal income taxes.

NOTES TO FINANCIAL STATEMENTS     69

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $104,000,000 to its pension plans and $72,200,000 to its other postretirement benefit plans in 2005.

The Company’s portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

		OTHER
	PENSION	POSTRETIREMENT
IN THOUSANDS	BENEFITS	BENEFITS

2005	$117,930	$38,111
2006	120,760	40,472
2007	127,096	42,803
2008	137,633	45,016
2009	143,816	47,147
Years 2010—2014	809,128	264,858

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company’s contributions to these plans were $27,220,000 in 2004, $24,745,000 in 2003 and $25,029,000 in 2002.

Short-Term Debt as of December 31, 2004 and 2003 consisted of the following:

IN THOUSANDS	2004	2003

Bank overdrafts	$33,937	$25,535
Commercial paper	134,982	—
Current maturities of long-term debt	4,149	3,510
Other borrowings by foreign subsidiaries	30,455	27,049

	$203,523	$56,094

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 2.4% at December 31, 2004.

The weighted average interest rate on other borrowings by foreign subsidiaries was 2.0% at December 31, 2004 and 1.7% at December 31, 2003.

In 2004, the Company entered into a $400,000,000 Line of Credit Agreement with a termination date of June 17, 2005. No amounts were outstanding under this facility at December 31, 2004.

Accrued Expenses as of December 31, 2004 and 2003 consisted of accruals for:

IN THOUSANDS	2004	2003

Compensation and employee benefits	$363,929	$337,991
Rebates	101,248	74,431
Warranties	79,020	69,415
Current portion of postretirement benefit obligation	38,111	38,111
Current portion of affordable housing capital obligations	20,017	14,765
Other	357,055	336,237

	$959,380	$870,950

The changes in accrued warranties during 2004, 2003 and 2002 were as follows:

IN THOUSANDS	2004	2003	2002

Beginning balance	$69,415	$58,861	$55,493
Charges	(47,760)	(49,423)	(31,561)
Provision charged to expense	57,365	59,977	34,929

Ending balance	$79,020	$69,415	$58,861

70     2004 ANNUAL REPORT

Long-Term Debt at December 31, 2004 and 2003 consisted of the following:

IN THOUSANDS	2004	2003

6.875% notes due November 15, 2008	$149,929	$149,911
5.75% notes due March 1, 2009	499,343	500,110
6.55% preferred debt securities due December 31, 2011	249,705	249,672
Other borrowings	26,270	24,177

	925,247	923,870
Current maturities	(4,149)	(3,510)

	$921,098	$920,360

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $15,974,000 at December 31, 2004 and $22,578,000 at December 31, 2003.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $34,552,000 at December 31, 2004 and $50,133,000 at December 31, 2003. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 4.36% at December 31, 2004 and 3.13% at December 31, 2003. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $32,988,000 at December 31, 2004 and $36,246,000 at December 31, 2003.

In 2003, the Company entered into a $350,000,000 revolving credit facility with a termination date of June 20, 2008. No amounts were outstanding under this facility at December 31, 2004.

The Company’s debt agreements’ financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company’s total debt, including guarantees, was 14% of total capitalization as of December 31, 2004, which was in compliance with these covenants.

Other debt outstanding at December 31, 2004, bears interest at rates ranging from 2.2% to 12.0%, with maturities through the year 2027.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS

2006	$2,440
2007	1,316
2008	150,832
2009	499,988
2010 and future years	266,522

$921,098

In connection with forming joint ventures, the Company has provided debt guarantees of $32,000,000 and $31,000,000 at December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company has recorded liabilities related to these guarantees of $16,000,000.

At December 31, 2004, the Company had open stand-by letters of credit of $97,000,000, substantially all of which expire in 2005. At December 31, 2003, the Company had open stand-by letters of credit of $66,000,000, substantially all of which expired in 2004.

NOTES TO FINANCIAL STATEMENTS    71

Other Noncurrent Liabilities at December 31, 2004 and 2003 consisted of the following:

IN THOUSANDS	2004	2003

Postretirement benefit obligation	$275,388	$274,528
Pension benefit obligation	212,296	191,068
Affordable housing capital obligations	74,640	103,073
Preferred stock of subsidiaries	60,000	60,000
Accrued dividends on preferred stock of subsidiaries	32,700	28,580
Other	297,231	252,523

	$952,255	$909,772

In connection with each of the three commercial mortgage transactions, various subsidiaries of the Company issued $20,000,000 of preferred stock. Dividends on this preferred stock are cumulative and accrue at a rate of 6% on the first $20,000,000 issuance and 7.3% on the second and third $20,000,000 issuances. The accrued dividends are recorded as an operating expense of the Leasing and Investments segment. The redemption dates for the three issuances are January 1, 2016, December 12, 2016 and December 23, 2017, respectively.

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

The noncurrent portion of the Company’s capital contributions to the affordable housing limited partnerships are expected to be paid as follows:

IN THOUSANDS

2006	$16,237
2007	13,703
2008	13,722
2009	14,092
2010 and future years	16,886

$74,640

Other than the capital contributions above, the Company has no future obligations, guarantees or commitments to the affordable housing limited partnerships.

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, tax, product liability (including toxic tort) and general liability claims. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding rod fumes. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs’ alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company’s experience in litigating these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company’s financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

Wilsonart International, Inc. (“Wilsonart”), a wholly owned subsidiary of ITW, is a defendant in a consolidated class action lawsuit filed in 2000 in federal district court in White Plains, New York on behalf of purchasers of high-pressure laminate. The complaint alleges that Wilsonart participated in a conspiracy with competitors to fix, raise, maintain or stabilize prices for high-pressure laminate between 1994 and 2000 and seeks injunctive relief and treble damages. Indirect purchasers of high-pressure laminate filed similar purported class action cases under various state antitrust and consumer protection statutes in 13 states and the District of Columbia, all of which cases have been stayed pending the outcome of the consolidated class action. These lawsuits were brought following the commencement of a federal grand jury investigation into price-fixing in the high-pressure laminate industry,

72     2004 ANNUAL REPORT

which investigation was subsequently closed by the Department of Justice with no further proceedings and with all documents being returned to the parties. Plaintiffs are seeking damages in the range of $439,000,000 to $475,000,000 before trebling. Without admitting liability, two of Wilsonart’s co-defendants, International Paper Company and Panolam International, Inc., have settled the federal consolidated class action case for $31,000,000 and $9,500,000, respectively. The plaintiffs’ claims against Formica Corporation, the remaining co-defendant in the case, were dismissed with prejudice as a result of its bankruptcy proceedings on September 27, 2004. As a result, Wilsonart is the sole remaining defendant in the consolidated class action lawsuit. While no assurances can be given regarding the ultimate outcome or the timing of the resolution of these claims, the Company believes that the plaintiffs’ claims are without merit and intends to continue to defend itself vigorously in this action and all related actions that are now pending or that may be brought in the future. The Company has not recorded any reserves related to this case.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2004, 2003 and 2002 are shown below:

			ADDITIONAL
	COMMON STOCK		PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT

Balance, December 31, 2001	305,169,742	$3,052	$675,856	(243,336)	$(1,666)
During 2002—
Shares issued for stock options	1,687,489	16	46,594	(2,380)	(162)
Shares surrendered on exercise of stock options	(31,604)	—	(2,229)	2,380	162
Tax benefits related to stock options	—	—	27,328	—	—
Amortization of restricted stock grants	—	—	193	—	—
Net shares issued for restricted stock grants	—	—	36	600	4

Balance, December 31, 2002	306,825,627	3,068	747,778	(242,736)	(1,662)
During 2003—
Shares issued for stock options	1,369,741	14	47,896	(8,911)	(644)
Shares surrendered on exercise of stock options and vesting of restricted stock	(97,554)	(1)	(7,552)	8,911	644
Tax benefits related to stock options and restricted stock	—	—	20,684	—	—
Escrow shares returned from prior acquisitions	(8,847)	—	(664)	—	—
Net shares issued for restricted stock grants	788,258	8	5	1,996	14
Amortization of restricted stock grants	—	—	17,777	—	—

Balance, December 31, 2003	308,877,225	3,089	825,924	(240,740)	(1,648)
During 2004—
Shares issued for stock options	2,146,718	22	97,607	(27,867)	(2,568)
Shares surrendered on exercise of stock options and vesting of restricted stock	(201,639)	(2)	(18,518)	27,867	2,568
Tax benefits related to stock options and restricted stock	—	—	39,624	—	—
Shares issued for acquisitions	19,257	—	1,628	—	—
Net shares issued for restricted stock grants	531,997	5	162	11,019	76
Amortization of restricted stock	—	—	32,514	—	—
Repurchases of common stock	—	—	—	(18,915,473)	(1,729,806)

Balance, December 31, 2004	311,373,558	$3,114	$978,941	(19,145,194)	$(1,731,378)

Authorized, December 31, 2004	350,000,000

On April 19, 2004 the Company’s Board of Directors authorized a stock repurchase program, which provides for the buy back of up to 31,000,000 shares. As of December 31, 2004, the Company had repurchased 18,915,473 shares of its common stock for $1,729,806,000 at an average price of $91.45 per share.

NOTES TO FINANCIAL STATEMENTS     73

Cash Dividends declared were $1.04 per share in 2004, $.94 per share in 2003, and $.90 per share in 2002. Cash dividends paid were $1.00 per share in 2004, $.93 per share in 2003 and $.89 per share in 2002.

Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s components of other comprehensive income are shown below:

			TOTAL
			ACCUMULATED
	CUMULATIVE	MINIMUM	OTHER
	TRANSLATION	PENSION	COMPREHENSIVE
IN THOUSANDS	ADJUSTMENTS	LIABILITY	INCOME

Balance, January 1, 2002	$(401,925)	$—	$(401,925)
Current period change	135,144	(35,595)	99,549

Balance, December 31, 2002	(266,781)	(35,595)	(302,376)
Current period change	407,811	4,376	412,187

Balance, December 31, 2003	141,030	(31,219)	109,811
Current period change	306,653	(3,049)	303,604

Balance, December 31, 2004	$447,683	$(34,268)	$413,415

Stock-Based Compensation—Stock options have been issued to officers and other management employees under ITW’s 1996 Stock Incentive Plan. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. At December 31, 2004, 18,429,691 shares of ITW common stock were reserved for issuance under this plan. Option prices are 100% of the common stock fair market value on the date of grant.

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), using the intrinsic value method, which does not require that compensation cost be recognized for stock options. The Company’s net income and net income per share would have been reduced if compensation cost related to stock options had been determined based on fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The pro forma net income effect of applying SFAS 123 was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2004	2003	2002

Net income as reported	$1,338,694	$1,023,680	$712,592
Add: Restricted stock recorded as expense, net of tax	23,757	11,789	—
Deduct: Total stock-based employee compensation expense, net of tax	(61,282)	(35,569)	(25,199)

Pro forma net income	$1,301,169	$999,900	$687,393

Net income per share:
Basic—as reported	$4.43	$3.33	$2.33
Basic—pro forma	4.30	3.26	2.25
Diluted—as reported	4.39	3.32	2.31
Diluted—pro forma	4.27	3.24	2.23

In 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). The Company is required to adopt SFAS 123R in the third quarter of 2005. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an equity award based on the grant date fair value. The cost will be recognized as an expense in financial statements over the period during which an employee is required to provide service. SFAS 123R supersedes SFAS 123 and APB 25. The Company anticipates that the future impact on diluted earnings per share upon adoption of SFAS 123R will be comparable to the 2004 amount of 12 cents per share disclosed above.

On January 2, 2004 and 2003, the Company granted 553,981 and 792,158 shares of restricted stock, respectively, to domestic key employees. The weighted-average grant-date fair value was $88.32 and $66.34 for 2004 and 2003, respectively. Compensation expense related to these grants is being recorded over the three-year vesting period as follows:

IN THOUSANDS	JANUARY 2, 2004	JANUARY 2, 2003	TOTAL

2003	$—	$17,438	$17,438
2004	15,223	16,902	32,125
2005	15,223	16,902	32,125
2006	15,222	—	15,222

Total	$45,668	$51,242	$96,910

74     2004 ANNUAL REPORT

The restricted shares will vest only if the employee is actively employed by the Company on the vesting date, and unvested shares are forfeited upon retirement, death or disability, unless the Compensation Committee of the Board of Directors determines otherwise. The restricted shares carry full voting and dividend rights until the stock is forfeited or sold.

The estimated fair value of the options granted during 2004 was calculated using a binomial option pricing model. Previous grants were valued using the Black-Scholes option-pricing model. The following summarizes the assumptions used in the models:

	2004	2003	2002

Risk-free interest rate	3.7%	4.2%	4.1%
Expected stock volatility	24.6%	27.6%	28.4%
Dividend yield	1.15%	1.09%	1.05%
Expected years until exercise	5.5	6.0	5.7

Stock option activity during 2004, 2003 and 2002 is summarized as follows:

	2004		2003		2002
	NUMBER	WEIGHTED AVERAGE	NUMBER	WEIGHTED AVERAGE	NUMBER	WEIGHTED AVERAGE
	OF SHARES	EXERCISE PRICE	OF SHARES	EXERCISE PRICE	OF SHARES	EXERCISE PRICE

Under option at beginning of year	10,963,268	$55.65	12,106,919	$52.74	13,469,604	$49.26
Granted	2,395,832	94.24	279,664	81.21	357,580	65.70
Exercised	(2,174,585)	46.08	(1,378,652)	35.22	(1,689,869)	27.69
Canceled or expired	(27,688)	60.91	(44,663)	58.47	(30,396)	56.71

Under option at end of year	11,156,827	65.79	10,963,268	55.65	12,106,919	52.74

Exercisable at year-end	7,778,285	56.90	8,405,885	53.45	7,995,212	48.75
Available for grant at year-end	7,272,864		9,943,499		8,169,706
Weighted average fair value of options granted during the year		$21.99		$25.65		$20.47

The following table summarizes information on stock options outstanding as of December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	NUMBER	WEIGHTED AVERAGE		NUMBER
RANGE OF	OUTSTANDING	REMAINING	WEIGHTED AVERAGE	EXERCISABLE	WEIGHTED AVERAGE
EXERCISE PRICES	2004	CONTRACTUAL LIFE	EXERCISE PRICE	2004	EXERCISE PRICE

$ 14.57—31.43	375,734	1.04 years	$28.01	375,734	$28.01
33.38—46.59	521,652	3.67 years	41.28	521,652	41.28
54.03—65.69	7,586,520	5.82 years	59.80	6,804,002	59.43
72.30—94.26	2,672,921	9.84 years	92.88	76,897	80.43

	11,156,827	6.52 years	65.79	7,778,285	56.90

Segment Information—Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

The Company has approximately 650 operations in 45 countries, which are aggregated and organized for internal reporting purposes into the following five segments:

Engineered Products—North America: Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period less than 30 days.

Engineered Products—International: Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period less than 30 days.

NOTES TO FINANCIAL STATEMENTS     75

Specialty Systems—North America: Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period more than 30 days.

Specialty Systems—International: Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ production process and typically are manufactured and delivered in a time period more than 30 days.

Leasing and Investments: Businesses in this segment make opportunistic investments in mortgage entities, leases of telecommunications, aircraft, air traffic control and other equipment, properties, affordable housing and a venture capital fund.

Segment information for 2004, 2003 and 2002 was as follows:

IN THOUSANDS	2004	2003	2002

Operating revenues:
Engineered Products—North America	$3,314,093	$3,053,961	$3,034,734
Engineered Products—International	2,465,941	1,873,767	1,566,387
Specialty Systems—North America	3,862,556	3,365,219	3,357,504
Specialty Systems—International	2,375,189	1,967,630	1,693,042
Leasing and Investments	148,791	152,585	181,570
Intersegment revenues	(435,145)	(377,539)	(365,497)

	$11,731,425	$10,035,623	$9,467,740

Operating income:
Engineered Products—North America	$552,985	$489,416	$533,459
Engineered Products—International	369,188	260,701	212,824
Specialty Systems—North America	688,303	549,038	509,299
Specialty Systems—International	314,535	217,366	164,656
Leasing and Investments	131,602	116,937	85,533

	$2,056,613	$1,633,458	$1,505,771

Depreciation and amortization and impairment of goodwill and intangible assets:
Engineered Products—North America	$103,451	$92,855	$102,788
Engineered Products—International	92,986	66,706	57,080
Specialty Systems—North America	89,249	90,025	90,820
Specialty Systems—International	67,332	56,904	54,355
Leasing and Investments	265	63	709

	$353,283	$306,553	$305,752

Plant and equipment additions:
Engineered Products—North America	$69,399	$81,672	$82,619
Engineered Products—International	75,923	64,195	63,786
Specialty Systems—North America	81,079	57,862	71,233
Specialty Systems—International	56,159	54,583	53,751
Leasing and Investments	—	—	35

	$282,560	$258,312	$271,424

Identifiable assets:
Engineered Products—North America	$2,050,126	$1,753,085	$1,787,984
Engineered Products—International	2,217,941	1,753,691	1,471,043
Specialty Systems—North America	2,336,951	2,185,964	2,171,129
Specialty Systems—International	2,134,383	1,923,661	1,647,230
Leasing and Investments	778,381	735,202	1,536,067
Corporate	1,834,152	2,841,718	1,957,958
Net assets of discontinued operations	—	—	51,690

	$11,351,934	$11,193,321	$10,623,101

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents and other general corporate assets.

76     2004 ANNUAL REPORT

Enterprise-wide information for 2004, 2003 and 2002 was as follows:

IN THOUSANDS	2004	2003	2002

Operating Revenues by Product Line:
Engineered Products—North America—
Fasteners and Components	$2,569,355	$2,379,599	$2,392,882
Specialty Products	744,738	674,362	641,852

	$3,314,093	$3,053,961	$3,034,734

Engineered Products—International—
Fasteners and Components	$2,048,426	$1,649,131	$1,364,274
Specialty Products	417,515	224,636	202,113

	$2,465,941	$1,873,767	$1,566,387

Specialty Systems—North America—
Equipment and Consumables	$2,432,976	$2,009,506	$1,919,057
Specialty Equipment	1,429,580	1,355,713	1,438,447

	$3,862,556	$3,365,219	$3,357,504

Specialty Systems—International—
Equipment and Consumables	$1,560,372	$1,258,658	$1,079,018
Specialty Equipment	814,817	708,972	614,024

	$2,375,189	$1,967,630	$1,693,042

Operating Revenues by Geographic Region:
United States	$6,608,900	$5,915,456	$5,941,602
Europe	3,521,832	2,844,333	2,421,747
Australia	557,513	425,831	357,348
Asia	537,114	397,757	333,939
Other	506,066	452,246	413,104

	$11,731,425	$10,035,623	$9,467,740

Operating revenues by geographic region are based on the location of the business unit that recorded the revenues.

Total noncurrent assets excluding deferred tax assets and financial instruments were $5,918,000,000 and $5,253,000,000 at December 31, 2004 and 2003, respectively. Of these amounts, approximately 54% and 55% was attributed to U.S. operations for 2004 and 2003, respectively. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

QUARTERLY AND COMMON STOCK DATA    77

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

	THREE MONTHS ENDED
	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31
IN THOUSANDS
EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003	2004	2003	2004	2003

Operating revenues	$2,710,349	$2,313,790	$3,002,271	$2,563,990	$2,967,168	$2,531,885	$3,051,637	$2,625,958
Cost of revenues	1,750,343	1,513,792	1,929,803	1,659,400	1,934,831	1,634,056	1,976,269	1,720,444
Operating income	447,642	321,000	561,536	454,066	512,238	426,676	535,197	431,716
Income from continuing operations	290,025	199,484	360,350	284,045	330,051	269,776	359,179	286,909
Income (loss) from discontinued operations	171	(4,107)	—	(7,941)	—	(874)	(1,082)	(3,612)
Net income	290,196	195,377	360,350	276,104	330,051	268,902	358,097	283,297
Income per share from continuing operations:
Basic	.94	.65	1.17	.93	1.10	.88	1.22	.93
Diluted	.93	.65	1.16	.92	1.09	.87	1.21	.93
Net income per share:
Basic	.94	.64	1.17	.90	1.10	.88	1.22	.92
Diluted	.93	.63	1.16	.90	1.09	.87	1.21	.91

Common Stock Price and Dividend Data — The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2004 and 2003 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS
			DECLARED
	HIGH	LOW	PER SHARE

2004
Fourth quarter	$96.62	$87.48	$.28
Third quarter	96.68	86.20	.28
Second quarter	96.70	78.52	.24
First quarter	85.00	74.51	.24

2003
Fourth quarter	$84.70	$65.88	$.24
Third quarter	74.00	64.11	.24
Second quarter	68.27	57.05	.23
First quarter	68.02	54.56	.23

The approximate number of holders of record of common stock as of February 1, 2005, was 12,428. This number does not include beneficial owners of the Company’s securities held in the name of nominees.