Form 10-K, Exhibit 13
period 2005-12-31
ILLINOIS TOOL WORKS INC
filed 2006-02-24
CIK 49826

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS     30

Management’s Discussion and Analysis

INTRODUCTION

Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 700 operations in 48 countries which are aggregated and organized for internal reporting purposes in 2005 into the following five segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; Specialty Systems—International; and Leasing and Investments. These segments are described below.

Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables, return on invested capital and cash flow. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, currency translation, restructuring costs, and goodwill and intangible impairment charges on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company’s results of operations for more than a year. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company’s business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company’s 700 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

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

CONSOLIDATED RESULTS OF OPERATIONS

The Company’s consolidated results of operations for 2005, 2004 and 2003 are summarized as follows:

DOLLARS IN THOUSANDS	2005	2004	2003

Operating revenues	$12,921,792	$11,731,425	$10,035,623
Operating income	2,259,204	2,056,613	1,633,458
Margin %	17.5%	17.5%	16.3%

31     2005 ANNUAL REPORT

In 2005 and 2004, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2005 COMPARED TO 2004			2004 COMPARED TO 2003
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	4.4%	10.2%	1.0%	8.1%	20.3%	1.8%
Changes in variable margins and overhead costs	—	(2.9)	(0.5)	—	(3.2)	(0.5)

Total	4.4	7.3	0.5	8.1	17.1	1.3

Acquisitions and divestitures	5.0	2.6	(0.4)	5.0	2.4	(0.4)
Translation	1.3	1.5	—	4.4	4.3	(0.1)
Restructuring costs	—	(1.0)	(0.2)	—	2.3	0.4
Impairment of goodwill and intangibles	—	0.3	0.1	—	(1.1)	(0.2)
Leasing and Investments	(0.1)	(0.8)	(0.1)	—	0.9	0.1
Other	(0.5)	—	0.1	(0.6)	—	0.1

	10.1%	9.9%	0.0%	16.9%	25.9%	1.2%

Operating Revenues

The total Company base business revenue increase in 2005 versus 2004 was primarily related to a 5.8% revenue increase in North American base business revenue. The growth in North American revenues was primarily due to price increases implemented to offset raw material cost increases, modest growth in industrial production and increased demand in certain capital equipment markets. Internationally, base business revenues increased 2.2% in 2005 over 2004 as slow European economic growth continued to hamper international revenue growth.

The total Company base business revenue increase in 2004 versus 2003 was primarily related to an 8.9% revenue increase in North American base business revenue. Industrial production levels in North America improved over the prior year’s sluggish levels. This improvement was evident in the higher revenues for both the North American Specialty Systems and Engineered Products segments. Internationally, base business revenues increased 5.7% in 2004 over 2003 as a result of increased penetration in European industrial markets despite an only slightly improved European economic environment.

Operating Income

Operating income in 2005 improved over 2004 primarily due to leverage from the growth in base business revenue, income from acquired companies and favorable currency translation. These increases were partially offset by higher raw material costs, higher restructuring expenses, higher expenses related to stock incentive compensation and lower Leasing and Investments income.

Operating income in 2004 improved over 2003 primarily due to leverage from the growth in base business revenue, the favorable effect of foreign currency translation, income from acquired companies and lower restructuring costs. These improvements were partially offset by higher raw material costs, increased overhead costs and higher impairment charges.

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

In the plastic and metal components and fasteners category, products include:

•	metal fasteners and fastening tools for the commercial and residential construction industries;

•	metal plate connecting components and software for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	specialty laminate film used in the construction market;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

MANAGEMENT’S DISCUSSION AND ANALYSIS     32

•	plastic components for automotive, appliance, furniture and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

In the specialty products category, products include:

•	reclosable packaging for consumer food applications;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	hand wipes and cleaners for use in industrial manufacturing locations;

•	chemical fluids which clean or add lubrication to machines and automobiles;

•	adhesives for industrial, construction and consumer purposes;

•	epoxy and resin-based coating products for industrial applications;

•	components for industrial machines;

•	manual and power operated chucking equipment for industrial applications; and

•	automotive aftermarket maintenance and appearance products.

In 2005, this segment primarily served the construction (45%), automotive (28%) and general industrial (9%) markets.

The results of operations for the Engineered Products—North America segment for 2005, 2004 and 2003 were as follows:

DOLLARS IN THOUSANDS	2005	2004	2003

Operating revenues	$3,766,417	$3,377,373	$3,118,404
Operating income	659,222	573,175	504,071
Margin %	17.5%	17.0%	16.2%

In 2005 and 2004, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2005 COMPARED TO 2004			2004 COMPARED TO 2003
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	2.8%	6.8%	0.6%	6.9%	17.7%	1.6%
Changes in variable margins and overhead costs	—	3.0	0.5	—	(5.6)	(0.8)

Total	2.8	9.8	1.1	6.9	12.1	0.8

Acquisitions and divestitures	8.4	5.1	(0.6)	1.2	0.8	(0.1)
Translation	0.3	0.2	—	0.2	0.2	—
Restructuring costs	—	(0.4)	(0.1)	—	1.8	0.3
Impairment of goodwill and intangibles	—	0.3	0.1	—	(1.2)	(0.2)

	11.5%	15.0%	0.5%	8.3%	13.7%	0.8%

Operating Revenues

Revenues increased in 2005 over 2004 primarily due to revenues from acquisitions and higher base business revenues. The incremental acquisition revenue was primarily related to the acquisitions of two engineered polymers businesses, a construction business and an automotive business. Construction base business revenues increased 1.4% in 2005 due to a slowing residential construction market as well as declines in revenue at the Wilsonart businesses. Automotive base revenues increased 1.5% despite a 4% decline in automotive production at the North American Big 3 automotive manufacturers. This was due to increased product penetration which helped to offset lower production levels. Base revenues from the other industrial-based businesses in this segment grew 5.7% due to strong demand throughout most of the businesses in this segment, particularly the reclosable packaging group.

Revenues increased in 2004 over 2003 primarily due to higher base business revenues and revenues from acquisitions. The base revenue increase was a result of stronger end market demand and price increases that partially offset raw material cost increases. Construction base business revenues increased 8.5% in 2004 as a result of growth in the residential, remodeling and commercial construction markets. As a result of increased penetration, automotive base revenues were flat in 2004 despite a 4% decline in automotive production at the North American Big 3 automotive manufacturers. Revenues from the other industrial base businesses in this segment grew 11.2% in 2004 as they benefited from increased demand in a broad array of end markets.

33     2005 ANNUAL REPORT

Operating Income

Operating income increased in 2005 over 2004 primarily due to leverage from the growth in base business revenues, lower overhead expenses and income from acquisitions. These increases were partially offset by base business variable margin declines of 60 basis points due to sales declines in high margin businesses. In addition, income was higher due to lower goodwill and intangible asset impairment charges over the prior year. In the first quarter of 2005, an intangible asset impairment charge of $5.0 million was recorded related to the intangibles of a U.S. manufacturer of clean room mats. Additionally, income increased in 2005 due to a $9.0 million charge in 2004 associated with a warranty issue related to a discontinued product at the Wilsonart laminate business.

Operating income increased in 2004 over 2003 primarily due to leverage from the growth in base business revenues described above, lower restructuring costs and income from acquisitions. These increases were partially offset by base business variable margin declines of 20 basis points, primarily due to steel cost increases. In addition, income in 2004 was negatively impacted by a $9.0 million charge associated with a warranty issue related to a discontinued product at the Wilsonart laminate business. Also partially offsetting the base business increases were first quarter 2004 goodwill and impairment charges of $7.0 million, primarily related to the goodwill of a U.S. electrical components business and the trademarks and brands of a U.S. manufacturer of clean room mats.

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

In the plastic and metal components and fastener category, products include:

•	metal fasteners and fastening tools for the commercial and residential construction industries;

•	laminate products for the commercial and residential construction industries and furniture markets;

•	specialty laminate film used in the construction market;

•	metal plate connecting components and software for the commercial and residential construction markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance and electronics applications; and

•	plastic fasteners for automotive, appliance and electronics applications.

In the specialty products category, products include:

•	electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips;

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries;

•	adhesives for industrial, construction and consumer purposes;

•	chemical fluids which clean or add lubrication to machines and automobiles;

•	epoxy and resin-based coating products for industrial applications; and

•	manual and power operated chucking equipment for industrial applications.

In 2005, this segment primarily served the construction (39%), automotive (28%) and general industrial (13%) markets.

The results of operations for the Engineered Products—International segment for 2005, 2004 and 2003 were as follows:

DOLLARS IN THOUSANDS	2005	2004	2003

Operating revenues	$2,727,922	$2,491,908	$1,897,951
Operating income	403,507	372,368	263,464
Margin %	14.8%	14.9%	13.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS     34

In 2005 and 2004, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2005 COMPARED TO 2004			2004 COMPARED TO 2003
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	0.1%	0.3%	—%	7.3%	21.1%	1.8%
Changes in variable margins and overhead costs	—	(1.9)	(0.3)	—	(0.6)	(0.1)

Total	0.1	(1.6)	(0.3)	7.3	20.5	1.7

Acquisitions and divestitures	6.6	4.5	(0.3)	12.4	8.8	(0.6)
Translation	2.8	3.9	0.2	11.6	13.8	0.1
Restructuring costs	—	(0.7)	—	—	1.4	0.2
Impairment of goodwill and intangibles	—	2.3	0.3	—	(3.2)	(0.4)

	9.5%	8.4%	(0.1)%	31.3%	41.3%	1.0%

Operating Revenues

Revenues increased in 2005 over 2004 primarily due to contributions from acquisitions and the favorable effect of currency translation. The incremental acquisition revenue was primarily related to the acquisitions of two European polymers businesses, two European fluid product businesses and a European construction business. Base business construction revenues increased 2.2% as increased demand at the Wilsonart laminate businesses was partially offset by weak European and Australian construction markets. Automotive base revenues declined 2.9% primarily due to declines in automotive production at certain European automotive manufacturers. Base business revenues for the other businesses in this segment that serve a broad array of industrial and commercial end markets were flat in 2005.

Revenues increased in 2004 over 2003 due to contributions from acquisitions, increased base business revenues and the favorable effect of currency translation, primarily as a result of the euro strengthening versus the U.S. dollar. The acquisition revenue is primarily related to the acquisitions of an Australian construction business and a European polymer business in the first quarter of 2004 and two European fluid product businesses in the second quarter of 2004. Base business construction revenues increased 7.8% in 2004 due to a rise in commercial construction activity in Europe, as well as increased commercial and residential demand in the Australasia region. Automotive base revenues grew 6.8% primarily due to increased product penetration at the European automotive manufacturers. Base business revenue for the other businesses in this segment increased 5.8% in 2004 due to strong demand through the end markets that this segment serves.

Operating Income

Operating income increased in 2005 over 2004 primarily due to acquisitions, the favorable effect of currency translation, and lower impairment charges offset by higher restructuring expenses. In addition, variable margins decreased 30 basis points primarily due to increases in raw material costs.

Operating income increased in 2004 over 2003 primarily due to leverage from the increase in base business revenues described above, the favorable effect of currency translation, income from acquisitions and lower restructuring expenses. Partially offsetting the above income increases was a goodwill impairment charge of $8.5 million incurred in the first quarter of 2004, primarily related to the diminished cash flow expectations of a European automotive components business.

SPECIALTY SYSTEMS—NORTH AMERICA SEGMENT

Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period of more than 30 days.

In the machinery and related consumables category, products include:

•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

35     2005 ANNUAL REPORT

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit;

•	marking tools and inks for various end users; and

•	foil and film and related equipment used to decorate a variety of consumer products.

In the specialty equipment category, products include:

•	commercial food equipment such as dishwashers, refrigerators, mixers, ovens, food slicers and specialty scales for use by restaurants, institutions and supermarkets;

•	paint spray equipment for a variety of general industrial applications;

•	materials and structural testing machinery and software;

•	static control equipment for electronics and industrial applications;

•	wheel balancing and tire uniformity equipment used in the automotive industry; and

•	airport ground power generators for commercial and military applications.

In 2005, this segment primarily served the food institutional and retail (25%), general industrial (25%), construction (11%) and food and beverage (8%) markets.

The results of operations for the Specialty Systems — North America segment for 2005, 2004 and 2003 were as follows:

DOLLARS IN THOUSANDS	2005	2004	2003

Operating revenues	$4,168,305	$3,776,100	$3,300,776
Operating income	776,094	668,114	534,384
Margin %	18.6%	17.7%	16.2%

In 2005 and 2004, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2005 COMPARED TO 2004			2004 COMPARED TO 2003
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	8.4%	19.5%	1.8%	10.9%	28.2%	2.5%
Changes in variable margins and overhead costs	—	(4.5)	(0.7)	—	(4.8)	(0.7)

Total	8.4	15.0	1.1	10.9	23.4	1.8

Acquisitions and divestitures	1.5	1.1	(0.1)	3.1	1.4	(0.3)
Translation	0.5	0.6	—	0.4	0.4	—
Restructuring costs	—	—	—	—	0.2	0.1
Impairment of goodwill and intangibles	—	(0.5)	(0.1)	—	(0.4)	(0.1)

	10.4%	16.2%	0.9%	14.4%	25.0%	1.5%

Operating Revenues

Revenues increased in 2005 over 2004 primarily due to higher base business revenues as a result of increased demand for machinery and consumables in most of the end markets this segment serves. Welding base revenues increased 18.7% mainly due to increases in volume in the oil, pipeline and construction markets. Food equipment and industrial packaging base revenues increased 5.0% and 3.3%, respectively, in 2005. Base revenues in the other businesses in this segment, including the marking, decorating and finishing businesses, increased 9.5%. The acquisition revenue is primarily related to the acquisitions of a materials and structural testing business and a specialty packaging business.

Revenues increased in 2004 over 2003 due to increased base business revenues and revenues from acquisitions. The acquisition revenue increase is primarily due to a third quarter 2003 acquisition of a North American steel strapping business. The base revenue increase was a result of stronger end market demand and price increases that partially offset raw material cost increases. Base business revenue growth in 2004 is primarily due to an increase in demand in most of the end markets that this segment serves. Welding base revenues

MANAGEMENT’S DISCUSSION AND ANALYSIS     36

increased 26.6% due to an increase in equipment orders due to the economic recovery in industrial markets. Industrial packaging base revenues grew 10.8%, food equipment base revenues increased 2.1% and base revenues in the other businesses in this segment increased 8.5%.

Operating Income

Operating income increased in 2005 over 2004 primarily due to leverage from the base business revenue increases and income from acquisitions. These increases were partially offset by a 70 basis point decrease in operating margins. Margins decreased due to raw material cost increases and revenue gains in lower margin businesses. In addition, overhead costs increased partially due to higher expenses related to stock incentive compensation. In addition, income was adversely affected by 2005 goodwill impairment charges of $9.6 million mainly related to the reduced cash flow expectations at a welding business and a specialty packaging business.

Operating income increased in 2004 over 2003 primarily due to leverage from the base business revenue increases described above. Additionally, income from acquisitions increased income in 2004. However, variable margins declined 50 basis points in 2004 primarily due to steel raw material cost increases. Additionally, income was adversely impacted in 2004 due to goodwill and intangible asset impairment charges of $5.9 million incurred in the first quarter of 2004, primarily related to the diminished cash flow expectations at two welding businesses and an industrial packaging unit.

SPECIALTY SYSTEMS—INTERNATIONAL SEGMENT

Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period of more than 30 days.

In the machinery and related consumables category, products include:

•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic bottle sleeves and related equipment for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit; and

•	foil and film and related equipment used to decorate a variety of consumer products.

In the specialty equipment category, products include:

•	commercial food equipment such as dishwashers, refrigerators, mixers, ovens, food slicers and specialty scales for use by restaurants, institutions and supermarkets;

•	materials and structural testing machinery and software;

•	paint spray equipment for a variety of general industrial applications;

•	static control equipment for electronics and industrial applications; and

•	airport ground power generators for commercial applications.

In 2005, this segment primarily served the general industrial (29%) food institutional and retail (19%) and food and beverage (14%) markets.

The results of operations for the Specialty Systems—International segment for 2005, 2004 and 2003 were as follows:

DOLLARS IN THOUSANDS	2005	2004	2003

Operating revenues	$2,582,346	$2,349,238	$1,943,447
Operating income	304,288	311,354	214,602
Margin %	11.8%	13.3%	11.0%

37     2005 ANNUAL REPORT

In 2005 and 2004, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2005 COMPARED TO 2004			2004 COMPARED TO 2003
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base manufacturing business:
Revenue change/Operating leverage	4.3%	12.8%	1.1%	4.1%	14.1%	1.1%
Changes in variable margins and overhead costs	—	(13.1)	(1.7)	—	4.0	0.4

Total	4.3	(0.3)	(0.6)	4.1	18.1	1.5

Acquisitions and divestitures	3.3	(0.2)	(0.4)	6.2	2.5	(0.5)
Translation	2.3	3.1	0.1	10.6	13.3	0.1
Restructuring costs	—	(5.0)	(0.6)	—	11.3	1.2
Impairment of goodwill and intangibles	—	0.1	—	—	(0.1)	—

	9.9%	(2.3)%	(1.5)%	20.9%	45.1%	2.3%

Operating Revenues

Revenues increased in 2005 over 2004 mainly due to base business revenue growth, revenues from acquired companies and the effect of favorable currency translation. Industrial packaging base revenues grew 5.8% due to stronger demand in Asia and price increases in Europe. Food equipment base revenues increased 3.3% due to an increase in European refrigeration and cooking orders. Other base business revenues, including welding and finishing businesses, increased 2.4% due to improved end markets. Acquisition revenues primarily increased due to the acquisitions of an industrial packaging business, two decorating businesses and a material and structural testing business.

Revenues increased in 2004 over 2003 mainly due to favorable currency translation, primarily as a result of the euro strengthening versus the U.S. dollar. Revenues also grew due to acquisitions, including a second quarter 2003 acquisition of an Asian manufacturer of welding consumables. Base business revenues increased as demand increased in most end markets that this segment serves. Industrial packaging base revenues grew 5.2%, food equipment base business revenues grew 2.3%, and other base business revenues, including welding and finishing, increased 3.3% due to improved end markets.

Operating Income

Operating income decreased in 2005 versus 2004 primarily due to increased operating costs. Income was also adversely affected by increased restructuring expenses primarily related to several industrial packaging, food equipment and decorating businesses. A first quarter 2005 adjustment of $8.7 million to resolve accounting issues at a European food equipment business also reduced income. These decreases were partially offset by an increase in income due to higher revenues and the favorable effect of currency translation. Variable margins decreased 50 basis points and overhead costs increased partially due to the above mentioned food equipment charge and higher expenses related to stock incentive compensation.

Operating income increased in 2004 versus 2003 primarily as a result of leverage from higher base business revenues, the favorable effect of currency translation, lower restructuring expenses and income from acquisitions. In addition, variable margins improved 70 basis points reflecting the benefits of past restructuring efforts.

LEASING AND INVESTMENTS SEGMENT

Businesses in this segment make investments in mortgage entities; leases of telecommunications, aircraft, air traffic control and other equipment; properties; affordable housing and a venture capital fund. See the Investments note for a detailed discussion of the accounting policies for the various investments in this segment.

The results of operations for the Leasing and Investments segment for 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Operating revenues	$132,080	$148,791	$152,585
Operating income	116,093	131,602	116,937

MANAGEMENT’S DISCUSSION AND ANALYSIS     38

Operating income (loss) by investment for the years ended December 31, 2005, 2004 and 2003 was as follows:

IN THOUSANDS	2005	2004	2003

Mortgage investments	$76,715	$72,270	$72,570
Leases of equipment	13,681	23,294	23,744
Property developments	7,146	7,440	10,398
Properties held for sale	(1,845)	4,177	(3,044)
Venture capital limited partnership	9,000	18,211	(924)
Other	11,396	6,210	14,193

	$116,093	$131,602	$116,937

The net assets attributed to the Leasing and Investments segment at December 31, 2005 and 2004 are summarized by investment type as follows:

IN THOUSANDS	2005	2004

Mortgage investments	$269,852	$376,194
Leases of equipment	5,003	(14,821)
Property developments	29,327	24,831
Properties held for sale	27,443	21,602
Affordable housing limited partnerships	14,107	7,110
Other, net	58,809	49,344

	$404,541	$464,260

The net assets attributed to the Leasing and Investments segment as of December 31, 2005 and 2004 were as follows:

IN THOUSANDS	2005	2004

Investments	$896,487	$912,483
Deferred tax assets	109,356	114,517
Allocated general corporate debt	(25,545)	(78,991)
Deferred tax liabilities	(301,276)	(247,954)
Affordable housing capital obligations	(72,145)	(94,657)
Preferred stock of subsidiaries	(40,000)	(60,000)
Accrued dividends on preferred stock of subsidiaries	(24,820)	(32,700)
4.88% Preferred debt securities	(53,735)	—
Other, net	(83,781)	(48,438)

	$404,541	$464,260

A portion of the Company’s general corporate debt has been attributed to the various investments of the Leasing and Investments segment based on the net cumulative after-tax cash investments in the applicable projects.

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60.0 million and cash of $240.0 million. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States and included one variable-rate balloon loan and 12 properties at December 31, 2005. In conjunction with these transactions, the mortgage entities simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow greater than the specified amounts, the Company has the right to receive the shortfall from the cash flow generated by separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests), which the swap counter party has estimated to have a total fair value of approximately $600.0 million at December 31, 2005.

39     2005 ANNUAL REPORT

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

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets related to the 1995 mortgage investment transaction (the “First Mortgage Transaction”) were sold. The Company received $150.8 million for its share of the disposition proceeds and paid $32.0 million for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there are no remaining assets or liabilities related to the First Mortgage Transaction.

On July 1, 2003, the Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) relative to its investments in mortgage entities. See the Investments note for further discussion of the change in accounting for these investments.

Income (loss) from mortgage investments consisted of the following components for the years ended December 31, 2005, 2004 and 2003:

IN THOUSANDS	2005	2004	2003

Equity income from mortgage investments	$84,193	$81,030	$23,298
Commercial mortgage loans	—	—	623
Commercial real estate	—	—	(11,852)
Net swap receivables	—	—	69,547
Deferred mortgage investment income	—	—	15,362
Interest expense on nonrecourse debt	—	—	(18,696)
Interest expense on allocated debt	(1,908)	(3,582)	(1,027)
Preferred stock dividend expense	(4,120)	(4,120)	(4,120)
Other	(1,450)	(1,058)	(565)

	$76,715	$72,270	$72,570

In 2005, mortgage equity income increased over 2004 primarily as a result of gains on the sales of properties in 2005 of $51.3 million versus gains of $45.3 million in 2004, higher interest income and lower depreciation expense, partially offset by higher property impairments in 2005 of $11.4 million versus $1.3 million in 2004.

In 2004, mortgage investment income was flat versus 2003 as gains on sales of properties in 2004 of $45.3 million were essentially offset by the net income recorded in the first half of 2003 before the adoption of FIN 46, primarily related to a $39 million favorable swap mark-to-market adjustment in the second quarter of 2003.

The Company’s net assets related to mortgage investments as of December 31, 2005 and 2004 were as follows:

IN THOUSANDS	2005	2004

Net equity investments in mortgage entities	$292,370	$380,465
Deferred tax assets	63,990	106,722
Allocated general corporate debt	(21,751)	(18,422)
Preferred stock of subsidiaries	(40,000)	(60,000)
Accrued dividends on preferred stock of subsidiaries	(24,820)	(32,700)
Other, net	63	129

	$269,852	$376,194

The decline in mortgage investments as of December 31, 2005 is due to the disposition of the assets and related cash distribution from the First Mortgage Transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS     40

As shown below, the amount of future cash flows which is greater than the Company’s net equity investments in mortgage entities at December 31, 2005 will be recorded as income during the remaining terms of the transactions:

	MORTGAGE	MORTGAGE
	TRANSACTION	TRANSACTION
	ENDING	ENDING
	DECEMBER 31,	FEBRUARY 28,
IN THOUSANDS	2006	2008	TOTAL

ITW’s estimated share of future cash flows:
Annual operating cash flows	$—	$12,000	$12,000
Disposition proceeds	150,925	165,900	316,825

	150,925	177,900	328,825

Net equity investments in mortgage entities at December 31, 2005	129,331	163,039	292,370

Future income expected to be recorded	$21,594	$14,861	$36,455

The Company believes that because the swaps’ counter party is AAA-rated, there is minimal risk that the nonrecourse notes payable of the mortgage entities will not be repaid by the swap counter party. In addition, because significant assets back the total annual cash flow, the Company believes its risk of not receiving the $12.0 million of annual cumulative operating cash flows is also minimal.

Under the terms of the servicing agreements, the swap counter party, upon sale of the mortgage loans and real estate by the mortgage entities, is entitled to receive most of the disposition proceeds in excess of specified levels. Currently, the projected disposition proceeds exceed the levels specified. Furthermore, the disposition value of certain properties has been guaranteed by the swap counter party to be at least equal to their original cost. As such, fluctuations in the market values of the mortgage loans and real estate held by the mortgage entities would have a greater impact on the swap counter party than ITW.

To illustrate the extent to which the Company’s risk related to its share of the disposition proceeds has been mitigated, the effects of decreases in the estimated disposition proceeds at December 31, 2005 are shown below:

	DISPOSITION PROCEEDS
		SWAP		FUTURE POTENTIAL
		COUNTER		ITW
	ITW’S	PARTY’S		INCOME (LOSS) TO BE
IN THOUSANDS	SHARE	SHARE	TOTAL	RECOGNIZED

Current estimate	$316,825	$273,326	$590,151	$36,455
10% reduction in disposition proceeds	312,142	218,993	531,135	31,772
20% reduction in disposition proceeds	290,403	181,717	472,120	10,033
30% reduction in disposition proceeds	266,100	147,006	413,106	(14,270)

If the swap counter party is unable to sell all of the commercial loans and real estate by the end of the tenth year for each transaction, the Company will begin receiving all of the annual operating cash flow from the remaining assets. Accordingly, the Company believes that it is unlikely that the assets will not be sold within the ten-year term of each transaction.

Leases of Equipment

Income from leases of equipment consisted of the following components for the years ended December 31, 2005, 2004 and 2003:

IN THOUSANDS	2005	2004	2003

Air traffic control equipment	$5,115	$9,211	$2,419
Aircraft	4,589	2,129	3,488
Telecommunications equipment	3,599	11,214	17,393
Other	378	740	444

	$13,681	$23,294	$23,744

In 2005, lease income was lower than 2004 due to the normal decline in leveraged lease income, partially offset by a $2.9 million gain on the sale of a United Airlines bankruptcy claim. In 2004, lease income was essentially flat compared to 2003 as higher income from the new air traffic control lease was offset by lower income from the telecommunications leases.

41     2005 ANNUAL REPORT

The Company’s net assets related to investments in leases of equipment at December 31, 2005 and 2004 were as follows:

IN THOUSANDS	2005	2004

Investments in leases:
Telecommunications equipment	$196,348	$193,306
Air traffic control equipment	68,268	61,757
Aircraft	43,480	44,020
Manufacturing equipment	1,341	3,404
Deferred tax liabilities	(295,064)	(245,723)
Allocated general corporate debt	(9,363)	(69,578)
Other, net	(7)	(2,007)

	$5,003	$(14,821)

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

Other Investments

Although 36 more properties were sold in 2005 than in 2004, income from property developments decreased to $7.1 million in 2005 from $7.4 million in 2004, due to lower average sales prices. Income from property developments declined to $7.4 million in 2004 from $10.4 million in 2003 as a result of more residential home sales in 2003 than 2004.

Income from properties held for sale was lower in 2005 as net gains of $2.0 million on the 2005 sales of six former manufacturing facilities were lower than net gains of $8.2 million on the sales of eight former manufacturing facilities in 2004. Income from properties held for sale was higher in 2004 due to net gains of $8.2 million versus net gains of $1.2 million on the sale of four properties in 2003 and a 2003 asset writedown of $1.2 million.

Operating income from the venture capital limited partnership was $9.0 million in 2005 versus $18.2 million in 2004 and losses of $0.9 million in 2003 due to higher mark-to-market gains in 2004.

Segment Reporting Change

In January 2006, the Company announced that given the planned run-off of assets in the Leasing and Investments portfolio and its desire to utilize free cash flow for core manufacturing investments and acquisitions, rather than to make additional financial investments, management has decided to no longer report this activity as a segment on a prospective basis. In 2006, income from these activities will be reported as non-operating investment income.

AMORTIZATION AND IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.

As of January 1, 2005, the Company had assigned its recorded goodwill and intangible assets to approximately 340 of its then 650 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit’s goodwill and the carrying value of the goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS     42

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Goodwill:
Impairment	$9,650	$11,492	$702
Intangible Assets:
Amortization	69,143	37,409	19,813
Impairment	5,049	10,220	3,761

	$83,842	$59,121	$24,276

Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Engineered Products—North America	$5,049	$7,007	$762
Engineered Products—International	80	8,492	—
Specialty Systems—North America	9,559	5,937	3,701
Specialty Systems—International	11	276	—

	$14,699	$21,712	$4,463

See the Goodwill and Intangible Assets note for details of the impairment charges.

INTEREST EXPENSE

Interest expense increased to $87.0 million in 2005 versus $69.2 million in 2004 primarily as a result of a higher interest expense on short-term commercial paper, interest expense on the $53.7 million senior note securities issued in March 2005, and expense resulting from an interest rate swap on the 5.75% notes. The higher interest expense in 2005 was partially offset by lower interest expense at international operations. Interest expense of $69.2 million in 2004 was essentially flat as compared to the interest expense of $70.7 million in 2003.

OTHER INCOME

Other income was $9.4 million in 2005 versus $12.0 million in 2004. The decline was primarily due to an estimated divestiture loss in 2005 and a nonrecurring gain in 2004 on forgiveness of debt. This is partially offset by lower losses on currency translation and higher interest income. Other income was $12.0 million in 2004 versus $13.3 million in 2003. The decline was primarily due to lower gains on the sale of operating affiliates and higher losses on currency translation, partially offset by a gain on forgiveness of debt and lower losses on sale of fixed assets.

INCOME TAXES

The effective tax rate was 31.5% in 2005, 33.0% in 2004, and 34.0% in 2003. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.

In October 2004, the American Jobs Creation Act of 2004 (“AJCA”) was enacted in the United States. The provisions of the AJCA that are expected to have the most impact on the U.S. federal taxes paid by the Company are as follows:

•	A special one-time dividends-received deduction of 85% for the repatriation of foreign earnings during 2005 only. In 2005, the Company repatriated foreign dividends of $1.4 billion and incurred a tax cost of $42.4 million related to these dividends. See the Income Taxes note for further information regarding the 2005 effect of this provision.

•	A deduction related to U.S. manufacturing income of 3% of eligible income in 2005 and 2006, 6% in 2007 through 2009 and 9% in 2010 and thereafter. The Company believes that substantially all of the U.S. pretax income from its manufacturing segments would qualify as eligible income under this provision. In 2005, the estimated benefit of the U.S. manufacturing income deduction was approximately $9.3 million.

43     2005 ANNUAL REPORT

•	A gradual repeal of the exclusion of certain extraterritorial income (“ETI”) related to export sales from the U.S. This provision provides that the ETI benefit is reduced to 80% in 2005, 60% in 2006 and 0% in 2007 and thereafter. Because the Company generally manufactures locally in the major foreign countries in which it sells products, the repeal of the ETI benefit will not have a significant impact on the Company’s future U.S. tax payments. The benefit of the ETI exclusion was approximately $5.7 million in 2005 and $7.4 million in 2004.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2005 of $1,494.9 million ($5.20 per diluted share) was 11.6% higher than 2004 income of $1,339.6 million ($4.39 per diluted share). Income from continuing operations in 2004 was 28.8% higher than 2003 income of $1,040.2 million ($3.37 per diluted share).

FOREIGN CURRENCY

The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $150 million in 2005, $430 million in 2004, and $520 million in 2003, and increased income from continuing operations by approximately 6 cents per diluted share in 2005, 15 cents per diluted share in 2004 and 16 cents per diluted share in 2003.

NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value. Starting in 2005, the Company recorded compensation cost related to the amortization of the unamortized grant date fair value of stock awards unvested as of December 31, 2004 over the remaining service periods of those awards. See the Stock-Based Compensation footnote for further details of the effect of the adoption of this pronouncement.

2006 FORECAST

The Company believes that while its end markets will remain relatively stable in 2006, the contribution from Leasing and Investments will diminish substantially in the upcoming year. As a result, the Company is forecasting full-year 2006 income from continuing operations to be in a range of $5.60 to $5.78 per diluted share. The following key assumptions were used for this forecast:

•	base business revenue growth in a range of 3.2% to 5.2%;

•	foreign exchange rates holding at year-end 2005 levels;

•	annualized revenues from acquired companies in a range of $800 million to $1.0 billion;

•	restructuring costs of $30 million to $50 million;

•	nonoperating investment income of $45 to $55 million, which is lower than 2005 by $75 to $85 million;

•	estimated impairment of goodwill/intangibles of $15 to $25 million;

•	operating income (excluding Leasing and Investments) to increase between 9.4% and 13.0% for full-year 2006;

•	an effective tax rate of 31.5%.

The Company updates its forecast and assumptions throughout the year via monthly press releases.

DISCONTINUED OPERATIONS

Discontinued Operations represents the Company’s former Consumer Products segment which was comprised of the following businesses: Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. The Company’s net loss on disposal of the segment was $0.9 million in 2004 and $16.5 million in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company’s primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service existing debt and to continue to pay dividends that meet its dividend payout objective of 25% to 30% of the last three years’ average net income. In addition, free operating cash flow is expected to be adequate to finance internal growth and small-to medium-sized acquisitions.

The Company uses free operating cash flow to measure normal cash flow generated by its operations that is available for dividends, acquisitions and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS     44

On April 19, 2004 the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31.0 million shares. Under this program, the Company repurchased 31.0 million shares of its common stock for $2.8 billion at an average price of $89.41 per share. The Company completed the stock repurchase program in September 2005.

Summarized cash flow information for the three years ended December 31, 2005, 2004 and 2003 was as follows:

IN THOUSANDS	2005	2004	2003

Net cash provided by operating activities	$1,846,536	$1,532,031	$1,368,741
Additions to plant and equipment	(293,102)	(282,560)	(258,312)

Free operating cash flow	$1,553,434	$1,249,471	$1,110,429

Acquisitions	$(626,922)	$(587,783)	$(203,726)
Purchases of investments	(120,240)	(64,442)	(133,236)
Proceeds from investments	220,082	85,412	59,509
Cash dividends paid	(335,092)	(304,581)	(285,399)
Repurchases of common stock	(1,041,798)	(1,729,806)	—
Net proceeds (repayments) of debt	93,126	127,487	(95,766)
Other	(39,563)	207,149	174,985

Net increase (decrease) in cash and equivalents	$(296,973)	$(1,017,093)	$626,796

Return on Invested Capital

The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of the operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2005, 2004 and 2003 was as follows:

DOLLARS IN THOUSANDS	2005	2004	2003

Operating income after taxes of 31.5%, 33.0%, and 34.0%, respectively	$1,547,555	$1,377,931	$1,078,082

Total debt	$1,211,220	$1,124,621	$976,454
Less: Cash and equivalents	(370,417)	(667,390)	(1,684,483)

Adjusted net debt	840,803	457,231	(708,029)
Total stockholders’ equity	7,546,895	7,627,610	7,874,286

Invested capital	$8,387,698	$8,084,841	$7,166,257

Average invested capital	$8,277,715	$7,603,773	$7,169,813

Return on average invested capital	18.7%	18.1%	15.0%

The 60 basis point increase in ROIC in 2005 versus 2004 was due primarily to a 12.3% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 31.5% in 2005 from 33.0% in 2004. The positive impact was partially offset by an increase of 8.9% in average invested capital, primarily from acquisitions.

The 310 basis point increase in ROIC in 2004 versus 2003 was due primarily to a 27.8% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 33.0% in 2004 from 34.0% in 2003.

45     2005 ANNUAL REPORT

Working Capital

Net working capital at December 31, 2005 and 2004 is summarized as follows:

			INCREASE
DOLLARS IN THOUSANDS	2005	2004	(DECREASE)

Current Assets:
Cash and equivalents	$370,417	$667,390	$(296,973)
Trade receivables	2,098,276	2,054,624	43,652
Inventories	1,203,063	1,281,156	(78,093)
Other	439,849	319,028	120,821

	4,111,605	4,322,198	(210,593)

Current Liabilities:
Short-term debt	252,899	203,523	49,376
Accounts payable and accrued expenses	1,574,018	1,563,191	10,827
Other	173,814	84,257	89,557

	2,000,731	1,850,971	149,760

Net Working Capital	$2,110,874	$2,471,227	$(360,353)

Current Ratio	2.06	2.34

Cash and equivalents decreased in 2005 due to the repurchase of common stock and cash paid for acquisitions and dividends, partially offset by cash flows from operating activities. Other current assets increased primarily due to a 2005 reclassification of tax refunds receivable from current taxes payable.

Debt

Total debt at December 31, 2005 and 2004 was as follows:

			INCREASE
DOLLARS IN THOUSANDS	2005	2004	(DECREASE)

Short-term debt	$252,899	$203,523	$49,376
Long-term debt	958,321	921,098	37,223

Total debt	$1,211,220	$1,124,621	$86,599

Total debt to total capitalization	13.8%	12.8%

In 2005, the Company issued a €63.0 million demand note that is due March 28, 2006 and $53.7 million of 4.88% senior notes that are due December 31, 2020.

In 2005, the Company entered into a $600.0 million Line of Credit Agreement with a termination date of June 16, 2006 and a $350.0 million revolving credit facility (“RCF”) with a termination date of June 17, 2010. This debt capacity is for use principally to support any issuances of commercial paper and to fund larger acquisitions.

The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2005, the Company has unused capacity of $950.0 million under its current U.S. debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

Stockholders’ Equity

The changes to stockholders’ equity during 2005 and 2004 were as follows:

IN THOUSANDS	2005	2004

Beginning balance	$7,627,610	$7,874,286
Net income	1,494,869	1,338,694
Cash dividends declared	(346,059)	(312,286)
Repurchases of common stock	(1,041,798)	(1,729,806)
Stock option and restricted stock activity	103,676	151,490
Currency translation adjustments	(296,248)	306,653
Other	4,845	(1,421)

Ending balance	$7,546,895	$7,627,610

MANAGEMENT’S DISCUSSION AND ANALYSIS     46

The average exchange rates for the period used for translating the income statements of international businesses were stronger in 2005 than the average period rates in 2004 resulting in a positive foreign currency effect on the income statement. However, the change in foreign currency translation had a negative impact on the balance sheet as the end-of-period rates declined in 2005 versus the 2004 end-of-period rates, primarily driven by the weakening of the euro throughout 2005.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company’s contractual obligations as of December 31, 2005 were as follows:

						2011 AND
						FUTURE
IN THOUSANDS	2006	2007	2008	2009	2010	YEARS

Total debt	$252,899	$6,677	$156,209	$502,838	$6,169	$286,428
Minimum lease payments	101,602	79,424	61,889	43,562	37,286	60,693
Affordable housing capital obligations	14,040	13,703	13,722	14,092	13,344	3,244
Maximum venture capital contribution	9,177	—	—	—	—	—
Preferred stock of subsidiaries	—	—	—	—	—	40,000
Accrued dividends on preferred stock of subsidiaries	13,140	11,680	—	—	—	—

	$390,858	$111,484	$231,820	$560,492	$56,799	$390,365

In 2001, the Company committed to two affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third party financial institution. The excess cash of $126.8 million was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects. The financing of these limited partnerships was structured in this manner in order to receive the affordable housing tax credits and deductions without any substantial initial cash outlay by the Company.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $30.0 million at December 31, 2005. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $14.0 million at December 31, 2005. At December 31, 2005, the Company had open stand-by letters of credit of $68.0 million, substantially all of which expire in 2006. The Company had no other significant off-balance sheet commitments at December 31, 2005.

MARKET RISK

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s long-term debt.

The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates, other than $100.0 million of debt which has been hedged by the interest rate swap discussed below. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. In December 2002, the Company entered into an interest rate swap with a notional value of $100.0 million to hedge a portion of the fixed rate debt. Under the terms of the interest rate swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

47     2005 ANNUAL REPORT

The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

			6.55%
	4.88%	5.75%	PREFERRED DEBT	6.875%
	NOTES DUE	NOTES DUE	SECURITIES DUE	NOTES DUE
IN THOUSANDS	DECEMBER 31, 2020	MARCH 1, 2009	DECEMBER 31, 2011	NOVEMBER 15, 2008

As of December 31, 2005:
Estimated cash outflow by year of principal maturity
2006	$9,548	$—	$—	$—
2007	5,369	—	—	—
2008	5,473	—	—	150,000
2009	5,679	500,000	—	—
2010	5,713	—	—	—
2011 and thereafter	21,953	—	250,000	—
Estimated fair value	53,563	512,015	267,205	157,742
Carrying value	53,735	496,687	249,739	149,947
As of December 31, 2004:
Total estimated cash outflow	$—	$500,000	$250,000	$150,000
Estimated fair value	—	533,895	282,693	165,903
Carrying value	—	499,343	249,705	149,929

Foreign Currency Risk

The Company operates in the United States and 47 other countries. In general, the Company’s products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2005 or 2004.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS     48

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

Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s tax balances are based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company’s 2006 forecasts and assumptions, the adequacy of internally generated funds, the recoverability of the Company’s investments in mortgage entities, future cash flows and income from the Company’s mortgage investments, equipment leases, the meeting of dividend payout objectives, the impact of the repeal of the ETI benefit on the Company’s future U.S. tax payments, the impact of the AJCA including the amount of U.S. pre-tax manufacturing income that would qualify as eligible income, payments under guarantees, the Company’s portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing and the outcome of outstanding legal proceedings. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food institutional and retail, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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

49

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Illinois Tool Works Inc. (“ITW”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

Our Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

/s/ David B. Speer	/s/ Ronald D. Kropp
David B. Speer	Ronald D. Kropp
President and Chief Executive Officer	Vice President & Controller, Financial Reporting
February 24, 2006	February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM     50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. We also have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, dated February 24, 2006 that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
February 24, 2006

51     2005 ANNUAL REPORT

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	2005	2004	2003

Operating Revenues	$12,921,792	$11,731,425	$10,035,623
Cost of revenues	8,363,881	7,591,246	6,527,692
Selling, administrative, and research and development expenses	2,214,865	2,024,445	1,850,197
Amortization and impairment of goodwill and other intangible assets	83,842	59,121	24,276

Operating Income	2,259,204	2,056,613	1,633,458
Interest expense	(86,998)	(69,234)	(70,672)
Other income	9,363	12,026	13,328

Income from Continuing Operations Before Income Taxes	2,181,569	1,999,405	1,576,114
Income taxes	686,700	659,800	535,900

Income from Continuing Operations	1,494,869	1,339,605	1,040,214
Loss from Discontinued Operations	—	(911)	(16,534)

Net Income	$1,494,869	$1,338,694	$1,023,680

Income Per Share from Continuing Operations:
Basic	$5.24	$4.43	$3.39

Diluted	$5.20	$4.39	$3.37

Loss Per Share from Discontinued Operations:
Basic	$ —	$ —	$(0.05)

Diluted	$ —	$ —	$(0.05)

Net Income Per Share:
Basic	$5.24	$4.43	$3.33

Diluted	$5.20	$4.39	$3.32

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2005	2004	2003

Beginning Balance	$7,963,518	$6,937,110	$6,202,263
Net income	1,494,869	1,338,694	1,023,680
Cash dividends declared	(346,059)	(312,286)	(288,833)

Ending Balance	$9,112,328	$7,963,518	$6,937,110

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2005	2004	2003

Net Income	$1,494,869	$1,338,694	$1,023,680
Other Comprehensive Income:
Foreign currency translation adjustments	(296,248)	306,653	407,811
Minimum pension liability adjustments	4,640	(5,009)	6,124
Income tax related to minimum pension liability adjustments	205	1,960	(1,748)

Comprehensive Income	$1,203,466	$1,642,298	$1,435,867

The Notes to Financial Statements are an integral part of these statements.

STATEMENT OF FINANCIAL POSITION     52

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

	DECEMBER 31
IN THOUSANDS EXCEPT SHARES	2005	2004

Assets
Current Assets:
Cash and equivalents	$370,417	$667,390
Trade receivables	2,098,276	2,054,624
Inventories	1,203,063	1,281,156
Deferred income taxes	168,739	147,416
Prepaid expenses and other current assets	271,110	171,612

Total current assets	4,111,605	4,322,198

Plant and Equipment:
Land	156,975	160,649
Buildings and improvements	1,210,133	1,236,541
Machinery and equipment	3,235,571	3,272,144
Equipment leased to others	155,565	150,412
Construction in progress	92,934	117,366

	4,851,178	4,937,112
Accumulated depreciation	(3,044,069)	(3,060,237)

Net plant and equipment	1,807,109	1,876,875

Investments	896,487	912,483
Goodwill	3,009,011	2,753,053
Intangible Assets	669,927	440,002
Deferred Income Taxes	45,269	233,172
Other Assets	906,235	814,151

	$11,445,643	$11,351,934

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$252,899	$203,523
Accounts payable	560,078	603,811
Accrued expenses	1,013,940	959,380
Cash dividends payable	92,620	81,653
Income taxes payable	81,194	2,604

Total current liabilities	2,000,731	1,850,971

Noncurrent Liabilities:
Long-term debt	958,321	921,098
Other	939,696	952,255

Total noncurrent liabilities	1,898,017	1,873,353

Stockholders’ Equity:
Common stock:
Issued—312,043,289 shares in 2005 and 311,373,558 shares in 2004	3,120	3,114
Additional paid-in-capital	1,082,611	978,941
Income reinvested in the business	9,112,328	7,963,518
Common stock held in treasury	(2,773,176)	(1,731,378)
Accumulated other comprehensive income	122,012	413,415

Total stockholders’ equity	7,546,895	7,627,610

	$11,445,643	$11,351,934

The Notes to Financial Statements are an integral part of this statement.

53     2005 ANNUAL REPORT

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2005	2004	2003

Cash Provided by (Used for) Operating Activities:
Net income	$1,494,869	$1,338,694	$1,023,680
Adjustments to reconcile net income to cash provided by operating activities:
Loss from discontinued operations	—	911	16,534
Depreciation	299,232	294,162	282,277
Amortization and impairment of goodwill and other intangible assets	83,842	59,121	24,276
Change in deferred income taxes	69,745	143,214	203,958
Provision for uncollectible accounts	7,156	391	8,875
Loss on sale of plant and equipment	4,289	4,710	6,883
Income from investments	(126,278)	(142,621)	(145,541)
Non-cash interest on nonrecourse notes payable	—	—	18,696
(Gain) loss on sale of operations and affiliates	8,548	(8)	(5,109)
Stock compensation expense	64,144	32,514	17,777
Other non-cash items, net	(1,875)	9,740	17,951
Change in assets and liabilities:
(Increase) decrease in—
Trade receivables	(58,902)	(128,868)	(22,239)
Inventories	104,419	(177,052)	108,180
Prepaid expenses and other assets	(82,280)	(123,532)	(186,714)
Net assets of discontinued operations	—	—	30,736
Increase (decrease) in—
Accounts payable	(39,216)	31,947	(10,104)
Accrued expenses and other liabilities	35,491	35,056	47,070
Income taxes payable	(16,647)	153,457	(68,497)
Other, net	(1)	195	52

Net cash provided by operating activities	1,846,536	1,532,031	1,368,741

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(626,922)	(587,783)	(203,726)
Additions to plant and equipment	(293,102)	(282,560)	(258,312)
Purchases of investments	(120,240)	(64,442)	(133,236)
Proceeds from investments	220,082	85,412	59,509
Proceeds from sale of plant and equipment	33,860	23,378	29,489
Proceeds from sale of operations and affiliates	1,475	6,495	21,421
Other, net	448	8,173	994

Net cash used for investing activities	(784,399)	(811,327)	(483,861)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(335,092)	(304,581)	(285,399)
Issuance of common stock	24,563	79,108	40,357
Repurchases of common stock	(1,041,798)	(1,729,806)	—
Net proceeds (repayments) of short-term debt	44,406	134,019	(68,159)
Proceeds from long-term debt	58,661	97	931
Repayments of long-term debt	(9,941)	(6,629)	(28,538)
Tax benefits related to stock options and restricted stock	12,879	—	—
Repayment of preferred stock of subsidiary	(20,000)	—	—
Other, net	—	—	12

Net cash used for financing activities	(1,266,322)	(1,827,792)	(340,796)

Effect of Exchange Rate Changes on Cash and Equivalents	(92,788)	89,995	82,712

Cash and Equivalents:
Increase (decrease) during the year	(296,973)	(1,017,093)	626,796
Beginning of year	667,390	1,684,483	1,057,687

End of year	$370,417	$667,390	$1,684,483

Cash Paid During the Year for Interest	$99,115	$73,393	$73,250

Cash Paid During the Year for Income Taxes	$622,451	$339,334	$351,156

Liabilities Assumed from Acquisitions	$270,726	$150,913	$120,825

The Notes to Financial Statements are an integral part of this statement. See the Investments note for information regarding non-cash transactions.

NOTES TO FINANCIAL STATEMENTS     54

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

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

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

Acquisitions—Summarized information related to acquisitions during 2005, 2004 and 2003 is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2005	2004	2003

Number of acquisitions	22	24	28
Net cash paid during the year	$626,922	$587,783	$203,726
Premium recorded as:
Goodwill	$299,825	$219,750	$100,611
Intangible assets	$283,867	$219,576	$55,400

The acquisitions in these years, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets.

Operating Revenues are recognized when the risks and rewards of ownership are transferred to the customer, which is generally at the time of product shipment. Operating revenues for the Leasing and Investments segment include income from mortgage investments, leases of equipment and other investments that is recognized based on the applicable accounting method for each type of investment. See the Investments note for the detailed accounting policies related to the Company’s significant investments.

No single customer accounted for more than 5% of consolidated revenues in 2005, 2004 or 2003.

Research and Development Expenses are recorded as expense in the year incurred. These costs were $127,871,000 in 2005, $123,486,000 in 2004 and $106,777,000 in 2003.

Rental Expense was $119,054,000 in 2005, $108,450,000 in 2004 and $102,447,000 in 2003. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS

2006	$101,602
2007	79,424
2008	61,889
2009	43,562
2010	37,286
2011 and future years	60,693

$384,456

55     2005 ANNUAL REPORT

Advertising Expenses are recorded as expense in the year incurred. These costs were $80,059,000 in 2005, $81,113,000 in 2004 and $74,760,000 in 2003.

Interest Expense related to debt has been recorded in the statement of income as follows:

IN THOUSANDS	2005	2004	2003

Cost of revenues	$3,479	$4,202	$22,687
Interest expense	86,998	69,234	70,672
Loss from discontinued operations	—	—	25

	$90,477	$73,436	$93,384

The interest expense recorded as cost of revenues relates to the Leasing and Investment segment and includes interest expense related to both the direct debt of the segment and general corporate debt allocated to the segment based on the after-tax cash flows of the investments. The allocation of interest expense from general corporate debt to the segment was $3,479,000, $4,202,000 and $3,990,000 in 2005, 2004 and 2003, respectively.

Other Income (Expense) consisted of the following:

IN THOUSANDS	2005	2004	2003

Interest income	$27,861	$25,614	$26,171
Gain (loss) on sale of operations and affiliates	(8,548)	8	5,109
Loss on sale of plant and equipment	(4,289)	(4,710)	(6,883)
Loss on foreign currency transactions	(3,447)	(9,810)	(5,077)
Other, net	(2,214)	924	(5,992)

	$9,363	$12,026	$13,328

The interest income above primarily relates to general corporate short-term investments. Interest income related to the investments of the Leasing and Investments segment is included in the operating income of that segment.

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2005	2004	2003

U.S. federal income taxes:
Current	$399,629	$250,887	$170,040
Deferred	63,144	92,526	239,618
Tax cost of dividend repatriation	17,427	25,000	—
Benefit of net operating loss carryforwards	(54,248)	(4,204)	(33,816)
Tax benefit related to stock recorded through equity	13,740	36,322	19,139

	$439,692	$400,531	$394,981

Foreign income taxes:
Current	$160,545	$226,699	$201,136
Deferred	36,170	51,129	(47,769)
Benefit of net operating loss carryforwards	(7,047)	(51,425)	(38,161)

	$189,668	$226,403	$115,206

State income taxes:
Current	$53,901	$43,297	$33,116
Deferred	9,685	(2,719)	20,407
Benefit of net operating loss carryforwards	(7,476)	(11,014)	(29,355)
Tax benefit related to stock recorded through equity	1,230	3,302	1,545

	57,340	32,866	25,713

	$686,700	$659,800	$535,900

NOTES TO FINANCIAL STATEMENTS     56

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2005	2004	2003

Domestic	$1,402,767	$1,354,301	$1,066,575
Foreign	778,802	645,104	509,539

	$2,181,569	$1,999,405	$1,576,114

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2005	2004	2003

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.7	1.5	1.1
Differences between U.S. federal statutory and foreign tax rates	(1.1)	(0.6)	(1.0)
Nontaxable foreign interest income	(2.4)	(1.6)	(2.7)
Tax effect of foreign dividends	1.0	0.1	1.0
Other, net	(2.7)	(1.4)	0.6

Effective tax rate	31.5%	33.0%	34.0%

In October 2004, the American Jobs Creation Act of 2004 (“AJCA”) was enacted in the United States. One of the provisions of the AJCA was to allow a special one-time dividends-received deduction of 85% on the repatriation of certain foreign earnings to U.S. taxpayers, provided certain criteria regarding the sources and uses of the repatriated funds are met.

In 2004, the Company recorded a deferred tax liability of $25,000,000 to reflect the estimated tax cost of the minimum foreign dividends expected to be repatriated under the AJCA during 2005. During 2005, the Company repatriated foreign dividends of $1,404,000,000 and incurred an additional tax cost of $17,400,000. Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of $2,000,000,000 and $2,300,000,000 as of December 31, 2005 and 2004, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2005 and 2004 were as follows:

	2005		2004
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY

Goodwill and intangible assets	$125,758	$(279,206)	$83,392	$(117,471)
Inventory reserves, capitalized tax cost and LIFO inventory	34,945	(18,693)	41,159	(15,327)
Investments	109,356	(301,276)	114,517	(247,954)
Plant and equipment	13,181	(89,532)	36,345	(98,585)
Accrued expenses and reserves	128,044	—	196,195	—
Employee benefit accruals	257,709	—	229,572	—
Foreign tax credit carryforwards	66,749	—	11,540	—
Net operating loss carryforwards	252,663	—	270,908	—
Capital loss carryforwards	104,786	—	114,920	—
Allowances for uncollectible accounts	10,794	—	10,176	—
Prepaid pension assets	—	(93,770)	—	(87,654)
Other	94,046	(26,758)	43,057	(44,152)

Gross deferred income tax assets (liabilities)	1,198,031	(809,235)	1,151,781	(611,143)
Valuation allowances	(174,788)	—	(160,050)	—

Total deferred income tax assets (liabilities)	$1,023,243	$(809,235)	$991,731	$(611,143)

57     2005 ANNUAL REPORT

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2005 and 2004 relate primarily to certain net operating loss carryforwards and capital loss carryforwards. The Company expects to generate adequate taxable income in the applicable tax jurisdictions in future years to utilize the net deferred income tax assets of $214,008,000 and $380,588,000 at December 31, 2005 and 2004, respectively.

At December 31, 2005, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS

2006	$4,498
2007	2,580
2008	20,451
2009	3,708
2010	7,667
2011	4,104
2012	8,172
2013	8,651
2014	3,263
2015	3,954
2016	1,370
2017	1,761
2018	—
2019	—
2020	1,534
2021	3,170
2022	4,094
2023	24,119
2024	165,765
2025	8,286
Do not expire	399,992

$677,139

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

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2005	2004	2003

Income from continuing operations	$1,494,869	$1,339,605	$1,040,214

Income from continuing operations per share—Basic:
Weighted average common shares	285,529	302,376	307,069

Income from continuing operations per share—Basic	$5.24	$4.43	$3.39

Income from continuing operations per share—Diluted:
Weighted average common shares	285,529	302,376	307,069
Effect of dilutive stock options and restricted stock	2,188	2,475	1,681

Weighted average common shares assuming dilution	287,717	304,851	308,750

Income from continuing operations per share—Diluted	$5.20	$4.39	$3.37

NOTES TO FINANCIAL STATEMENTS     58

Options that had exercise prices greater than the average market price of the common shares are considered antidilutive and were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003

Weighted average shares issuable under antidilutive options	2,393,312	191,975	26,085
Weighted average exercise price per share	$94.24	$94.15	$79.35

Discontinued Operations represents the Company’s former Consumer Products segment which was comprised of the following businesses: Precor specialty exercise equipment, West Bend small appliances and premium cookware, and Florida Tile ceramic tile. The Company’s net loss on disposal of the segment was $911,000 in 2004 and $16,534,000 in 2003.

As of December 31, 2005 and 2004, there were no assets or liabilities remaining from the discontinued operations.

Cash and Equivalents included interest-bearing instruments of $143,306,000 at December 31, 2005 and $203,796,000 at December 31, 2004. Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Beginning balance	$(56,205)	$(62,364)	$(66,158)
Provision charged to expense	(7,156)	(391)	(8,875)
Write-offs, net of recoveries	14,392	14,236	17,987
Acquisitions and divestitures	(5,931)	(4,285)	(2,851)
Other	3,722	(3,401)	(2,467)

Ending balance	$(51,178)	$(56,205)	$(62,364)

Inventories at December 31, 2005 and 2004 were as follows:

IN THOUSANDS	2005	2004

Raw material	$340,748	$385,036
Work-in-process	136,557	118,052
Finished goods	725,758	778,068

	$1,203,063	$1,281,156

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 33% and 34% of total inventories as of December 31, 2005 and 2004, respectively. The first-in, first-out (“FIFO”) method, which approximates current cost, is used for all other inventories. If the FIFO method was used for all inventories, total inventories would have been approximately $135,848,000 and $126,774,000 higher than reported at December 31, 2005 and 2004, respectively.

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation was $299,232,000 in 2005, $294,162,000 in 2004 and $282,277,000 in 2003, and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed principally on an accelerated basis.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease

59     2005 ANNUAL REPORT

Investments as of December 31, 2005 and 2004 consisted of the following:

IN THOUSANDS	2005	2004

Leases of equipment	$309,437	$302,487
Mortgage investments	292,370	380,465
Affordable housing limited partnerships	131,827	93,200
Venture capital limited partnership	91,522	75,333
Prepaid forward contract	28,376	27,040
Properties held for sale	26,920	22,868
Property developments	16,035	11,090

	$896,487	$912,483

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2005 and 2004 were as shown below:

IN THOUSANDS	2005	2004

Leveraged, direct financing and sales-type leases:
Gross lease contracts receivable, net of nonrecourse debt service	$156,393	$166,646
Estimated residual value of leased assets	248,119	255,119
Unearned income	(108,389)	(121,482)

	296,123	300,283

Equipment under operating leases	13,314	2,204

	$309,437	$302,487

Deferred tax liabilities related to leveraged and direct financing leases were $295,064,000 and $245,723,000 at December 31, 2005 and 2004, respectively.

The investment in leases of equipment at December 31, 2005 and 2004 relates to the following types of equipment:

IN THOUSANDS	2005	2004

Telecommunications	$196,348	$193,306
Air traffic control	68,268	61,757
Aircraft	43,480	44,020
Manufacturing	1,341	3,404

	$309,437	$302,487

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

The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2005, 2004 and 2003 were as shown below:

IN THOUSANDS	2005	2004	2003

Lease income before income taxes	$13,890	$24,326	$27,059
Investment tax credits recognized	250	296	612
Income tax expense	(5,197)	(9,014)	(10,077)

	$8,943	$15,608	$17,594

Unearned income is recognized as lease income over the life of the lease based on the effective yield of the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.

NOTES TO FINANCIAL STATEMENTS     60

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into ten-year swap agreements and other related agreements whereby a third party receives the portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In addition, in the event that the pools of mortgage-related assets do not generate interest and net operating cash flow greater than the specified amounts, the Company has the right to receive the shortfall from the cash flow generated by separate pools of mortgage-related assets (owned by third parties in which the Company has minimal interests), which the swap counter party has estimated to have a total fair value of approximately $600,000,000 at December 31, 2005. The mortgage entities entered into the swaps and other related agreements in order to reduce their real estate, credit and interest rate risks relative to the mortgage-related assets and related nonrecourse notes payable.

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets related to the 1995 mortgage investment transaction (the “First Mortgage Transaction”) were sold. The Company received $150,800,000 for its share of the disposition proceeds and paid $32,000,000 for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there are no remaining assets or liabilities related to the First Mortgage Transaction.

As of December 31, 2005 and 2004, the book value of the assets held by the mortgage entities was as follows:

IN THOUSANDS	2005	2004

Cash on hand from dispositions	$350,308	$459,470
Real estate (12 and 24 properties, respectively)	180,507	348,004
Mortgage loans (1 and 4 loans, respectively)	17,713	78,766
Other assets	17,207	8,389

	$565,735	$894,629

Assuming all assets become worthless and the swap counterparty defaults, the Company’s maximum exposure to loss related to the mortgage entities is limited to its investment of $292,370,000 at December 31, 2005.

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

Starting in the third quarter of 2003 and for subsequent periods, the Company accounts for its net investments in the mortgage entities using the equity method of accounting as provided in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures. Under this method, the net mortgage investments are adjusted through income for changes in the Company’s share of the net assets of the mortgage entities. The excess of the liquidation value of the investments in the mortgage entities over their net book value as of July 1, 2003 of $178,333,000 is being recognized as income over the remaining term of each of the investments. The remaining amount of this excess liquidation value over book value at December 31, 2005 and 2004 was as follows:

IN THOUSANDS	2005	2004

Mortgage transaction ending December 31, 2005	$—	$25,243
Mortgage transaction ending December 31, 2006	20,449	35,307
Mortgage transaction ending February 28, 2008	14,861	28,964

	$35,310	$89,514

61     2005 ANNUAL REPORT

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

The property development partnerships and affordable housing limited partnerships in which the Company has invested are considered variable interest entities under FIN 46R. Because the Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to these variable interest entities, the Company does not consolidate those entities. The Company accounts for the property development investments using the equity method and the affordable housing investments using the effective yield method as described above. The Company’s maximum exposure to loss related to the property development investments and affordable housing investments is $23,660,000 and $131,827,000, respectively, as of December 31, 2005.

NOTES TO FINANCIAL STATEMENTS     62

Cash Flows and Non-Cash Transactions

Cash flows related to investments during 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Cash used to purchase investments:
Affordable housing limited partnerships	$(80,822)	$(28,449)	$(53,581)
Leases of equipment	—	(449)	(48,763)
Venture capital limited partnership	(27,242)	(28,007)	(26,069)
Property developments	(11,976)	(3,918)	(3,830)
Other	(200)	(3,619)	(993)

	$(120,240)	$(64,442)	$(133,236)

Cash proceeds from investments:
Mortgage investments	$172,288	$26,187	$26,000
Property developments	13,805	13,810	19,584
Venture capital limited partnership	22,683	19,428	—
Leases of equipment	8,685	8,041	9,767
Properties held for sale	2,600	17,888	3,929
Other	21	58	229

	$220,082	$85,412	$59,509

There were no material non-cash transactions in 2005 and 2004. The Company’s only material non-cash transactions during 2003 relate to the debt service on the nonrecourse notes payable of the mortgage entities, which was paid by the mortgage swap counter party, as follows:

IN THOUSANDS	2003

Payments by mortgage swap counter party—
Principal	$20,803
Interest	19,295

$40,098

Non-cash interest expense	$18,696

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.

As of January 1, 2005, the Company had assigned its recorded goodwill and intangible assets to approximately 340 of its then 650 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit’s goodwill and the carrying value of the goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Goodwill:
Impairment	$9,650	$11,492	$702
Intangible Assets:
Amortization	69,143	37,409	19,813
Impairment	5,049	10,220	3,761

	$83,842	$59,121	$24,276

63     2005 ANNUAL REPORT

In 2005, the Company recorded goodwill and intangible asset impairment charges of $14,699,000. The goodwill impairment charges of $9,650,000 were primarily related to a Canadian stretch packaging equipment business and a U.S. welding components business, and resulted from lower estimated future cash flows than previously expected. Also in 2005, intangible asset impairments of $5,049,000 were recorded to reduce to estimated fair value the carrying value of trademarks, patents, and customer-related intangible assets related to a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

In 2004, the Company recorded goodwill impairment charges of $11,492,000, which were primarily related to a European automotive components business and a U.S. electrical components business, and resulted from lower estimated future cash flows than previously expected. Also in 2004, intangible asset impairments of $10,220,000 were recorded to reduce to estimated fair value the carrying value of trademarks and brands related primarily to several U.S. welding components businesses, a U.S. industrial packaging business in the Specialty Systems—North America segment and a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

In 2003, the Company recorded a goodwill impairment charge of $702,000 related to a U.S. welding components business and primarily resulted from lower estimated future cash flows than previously expected. Also in 2003, intangible asset impairment charges of $3,761,000 were recorded to reduce to estimated fair value the carrying value of trademarks and brands related to several U.S. welding components businesses in the Specialty Systems—North America segment and a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2005 and 2004 were as follows:

	ENGINEERED	ENGINEERED	SPECIALTY	SPECIALTY
	PRODUCTS	PRODUCTS	SYSTEMS	SYSTEMS
IN THOUSANDS	NORTH AMERICA	INTERNATIONAL	NORTH AMERICA	INTERNATIONAL	TOTAL

Balance, December 31, 2003	$527,160	$483,056	$836,811	$664,254	$2,511,281
2004 activity:
Acquisitions	103,300	93,762	17,348	20,842	235,252
Impairment write-offs	(3,000)	(8,492)	—	—	(11,492)
Foreign currency translation	468	15,998	137	1,409	18,012
Intersegment goodwill transfers	(7,000)	7,754	(5,083)	4,329	—

Balance, December 31, 2004	620,928	592,078	849,213	690,834	2,753,053
2005 activity:
Acquisitions	85,934	20,559	79,967	101,823	288,283
Impairment write-offs	—	(80)	(9,559)	(11)	(9,650)
Foreign currency translation	102	(13,192)	178	(9,763)	(22,675)
Intersegment goodwill transfers	17,889	(17,889)	(2,283)	2,283	—

Balance, December 31, 2005	$724,853	$581,476	$917,516	$785,166	$3,009,011

Intangible assets as of December 31, 2005 and 2004 were as follows:

	2005			2004

		ACCUMULATED			ACCUMULATED
IN THOUSANDS	COST	AMORTIZATION	NET	COST	AMORTIZATION	NET

Amortizable Intangible Assets:
Customer lists and relationships	$219,879	$(30,865)	$189,014	$112,315	$(14,015)	$98,300
Patents and proprietary technology	167,887	(66,392)	101,495	117,285	(55,021)	62,264
Trademarks and brands	113,402	(14,613)	98,789	68,353	(8,489)	59,864
Software	101,562	(18,972)	82,590	51,123	(5,472)	45,651
Noncompete agreements	87,977	(59,335)	28,642	80,562	(47,115)	33,447
Other	56,693	(45,750)	10,943	97,686	(38,597)	59,089
Indefinite-lived Intangible Assets:
Trademarks and brands	158,454	—	158,454	81,387	—	81,387

Total Intangible Assets	$905,854	$(235,927)	$669,927	$608,711	$(168,709)	$440,002

Intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.

NOTES TO FINANCIAL STATEMENTS     64

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS

2006	$77,011
2007	72,178
2008	65,751
2009	57,674
2010	47,365

Other Assets as of December 31, 2005 and 2004 consisted of the following:

IN THOUSANDS	2005	2004

Prepaid pension assets	$430,862	$402,045
Cash surrender value of life insurance policies	298,190	266,581
Investment in unconsolidated affiliates	23,733	21,720
Other	153,450	123,805

	$906,235	$814,151

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

The Company uses a September 30 measurement date.

Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans is as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2005	2004	2003	2005	2004	2003

Components of net periodic benefit cost:
Service cost	$84,929	$78,991	$70,168	$12,945	$13,471	$12,613
Interest cost	85,713	82,518	77,606	30,293	34,666	31,302
Expected return on plan assets	(124,382)	(118,024)	(102,536)	(5,754)	(3,466)	(1,280)
Amortization of prior service cost (income)	(2,277)	(2,304)	(2,345)	6,736	6,736	6,601
Amortization of actuarial loss	8,591	5,074	3,555	1,246	5,595	926
Amortization of transition amount	(18)	(139)	(893)	—	—	—
Settlement/curtailment loss	195	59	381	—	—	—

Net periodic benefit cost	$52,751	$46,175	$45,936	$45,466	$57,002	$50,162

65     2005 ANNUAL REPORT

	PENSION		OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2005	2004	2005	2004

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$1,589,256	$1,447,024	$546,112	$587,256
Service cost	84,929	78,991	12,945	13,471
Interest cost	85,713	82,518	30,293	34,666
Plan participants’ contributions	2,583	2,244	15,565	13,983
Amendments	1,306	(15)	(16,212)	—
Medicare subsidy impact	—	—	—	(30,465)
Actuarial (gain) loss	125,819	32,428	64,880	(33,238)
Acquisitions	119,080	4,442	—	9,145
Benefits paid	(112,287)	(97,053)	(47,561)	(48,706)
Liabilities (to) from other plans	24,326	(777)	—	—
Foreign currency translation	(41,064)	39,454	—	—

Benefit obligation at end of period	$1,879,661	$1,589,256	$606,022	$546,112

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$1,491,574	$1,200,435	$65,204	$36,192
Actual return on plan assets	220,829	158,133	4,321	2,360
Acquisitions	86,619	1,228	—	—
Company contributions	103,157	205,223	65,999	61,375
Plan participants’ contributions	2,583	2,244	15,565	13,983
Benefits paid	(112,287)	(97,053)	(47,561)	(48,706)
Assets (to) from other plans	8,400	(4,456)	—	—
Foreign currency translation	(27,301)	25,820	—	—

Fair value of plan assets at end of period	$1,773,574	$1,491,574	$103,528	$65,204

Funded status	$(106,087)	$(97,682)	$(502,494)	$(480,908)
Unrecognized net actuarial loss	367,932	352,439	131,316	66,924
Unrecognized prior service cost (income)	(6,435)	(10,819)	36,050	58,998
Unrecognized net transition amount	2,341	2,220	—	—
Contributions after measurement date	2,460	8,171	35,895	43,515
Other immaterial plans	(17,262)	(12,228)	(2,169)	(2,028)

Net amount recognized	$242,949	$242,101	$(301,402)	$(313,499)

The amounts recognized in the statement of financial position as of December 31 consisted of:
Prepaid benefit cost	$424,165	$379,909	$—	$—
Accrued benefit liability	(235,625)	(212,296)	(301,402)	(313,499)
Intangible asset for minimum pension liability	6,697	22,136	—	—
Accumulated other comprehensive loss for minimum pension liability	47,712	52,352	—	—

Net amount recognized	$242,949	$242,101	$(301,402)	$(313,499)

Accumulated benefit obligation for all significant defined benefit pension plans	$1,653,854	$1,399,725

Plans with accumulated benefit obligation in excess of plan assets as of September 30:
Projected benefit obligation	$349,916	$288,393

Accumulated benefit obligation	$324,128	$268,836

Fair value of plan assets	$137,669	$94,263

Increase (decrease) in minimum liability included in other comprehensive income	$(4,640)	$5,009

NOTES TO FINANCIAL STATEMENTS     66

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
	2005	2004	2003	2005	2004	2003

Weighted-average assumptions used to determine benefit obligation at September 30:
Discount rate	5.30%	5.67%	5.90%	5.50%	5.75%	6.00%
Rate of compensation increases	4.20	4.35	4.32	—	—	—
Weighted-average assumptions used to determine net cost for years ended December 31:
Discount rate	5.67%	5.90%	6.44%	5.75%	6.00%	6.60%
Expected return on plan assets	7.99	7.99	8.06	7.00	7.00	7.00
Rate of compensation increases	4.35	4.32	4.43	—	—	—

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

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2005	2004	2003

Health care cost trend rate assumed for the next year	10.00%	10.00%	10.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2009	2008

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

IN THOUSANDS	1-PERCENTAGE- POINT INCREASE	1-PERCENTAGE- POINT DECREASE

Effect on total of service and interest cost components for 2005	$1,326	$(2,188)
Effect on postretirement benefit obligation at September 30, 2005	$22,498	$(27,705)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company’s significant pension plans at September 30, 2005 and 2004 were as follows:

		PERCENTAGE OF PLAN
		ASSETS AT SEPTEMBER 30
ASSET CATEGORY	TARGET ALLOCATION	2005	2004

Equity securities	60 - 75%	67%	67%
Debt securities	20 - 35	29	30
Real estate	0 - 1	1	1
Other	0 - 10	3	2

		100%	100%

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

67     2005 ANNUAL REPORT

The assets in the Company’s postretirement health care plans are invested in life insurance policies. The Company’s overall investment strategy for the assets in the postretirement healthcare fund is to invest in assets that provide a reasonable rate of return while preserving capital and which are exempt from U.S. federal income taxes.

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $38,700,000 to its pension plans and $62,400,000 to its other postretirement benefit plans in 2006.

The Company’s portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

		OTHER
		POSTRETIREMENT
IN THOUSANDS	PENSION BENEFITS	BENEFITS

2006	$153,843	$34,348
2007	157,990	35,753
2008	162,395	36,927
2009	168,449	38,350
2010	174,722	39,599
Years 2011-2015	918,740	213,029

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company’s contributions to these plans were $26,543,000 in 2005, $27,220,000 in 2004 and $24,745,000 in 2003.

Short-Term Debt as of December 31, 2005 and 2004 consisted of the following:

IN THOUSANDS	2005	2004

Bank overdrafts	$53,487	$33,937
Commercial paper	94,488	134,982
European demand note	74,283	—
Current maturities of long-term debt	12,090	4,149
Other borrowings by foreign subsidiaries	18,551	30,455

	$252,899	$203,523

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 4.3% at December 31, 2005 and 2.4% at December 31, 2004.

In December 2005, the Company issued a €63,000,000 demand note in order to obtain cash for dividend repatriation to the United States. The demand note has an interest rate of 2.7% and is due March 28, 2006.

The weighted average interest rate on other borrowings by foreign subsidiaries was 3.1% at December 31, 2005 and 2.0% at December 31, 2004.

In 2005, the Company entered into a $600,000,000 Line of Credit Agreement with a termination date of June 16, 2006. No amounts were outstanding under this facility at December 31, 2005.

Accrued Expenses as of December 31, 2005 and 2004 consisted of accruals for:

IN THOUSANDS	2005	2004

Compensation and employee benefits	$367,804	$363,929
Deferred revenue and customer deposits	119,505	82,854
Rebates	111,589	101,248
Warranties	70,882	79,020
Current portion of postretirement benefit obligation	34,348	38,111
Current portion of affordable housing capital obligations	14,040	20,017
Other	295,772	274,201

	$1,013,940	$959,380

NOTES TO FINANCIAL STATEMENTS     68

The changes in accrued warranties during 2005, 2004 and 2003 were as follows:

IN THOUSANDS	2005	2004	2003

Beginning balance	$79,020	$69,415	$58,861
Charges	(52,258)	(47,760)	(49,423)
Provision charged to expense	44,120	57,365	59,977

Ending balance	$70,882	$79,020	$69,415

Long-Term Debt at December 31, 2005 and 2004 consisted of the following:

IN THOUSANDS	2005	2004

6.875% notes due November 15, 2008	$149,947	$149,929
5.75% notes due March 1, 2009	496,687	499,343
6.55% preferred debt securities due December 31, 2011	249,739	249,705
4.88% preferred debt securities due December 31, 2020	53,735	—
Other borrowings	20,303	26,270

	970,411	925,247
Current maturities	(12,090)	(4,149)

	$958,321	$921,098

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $7,795,000 at December 31, 2005 and $15,974,000 at December 31, 2004.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $15,328,000 at December 31, 2005 and $34,552,000 at December 31, 2004. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 6.37% at December 31, 2005 and 4.36% at December 31, 2004. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $17,466,000 at December 31, 2005 and $32,988,000 at December 31, 2004.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The effective interest rate of the notes is 4.88%. The carrying value of the notes exceeded the estimated fair value by approximately $172,000 at December 31, 2005.

In 2003, the Company entered into a $350,000,000 revolving credit facility (“RCF”) with a termination date of June 20, 2008. This RCF was replaced on June 17, 2005 by a $350,000,000 RCF with a termination date of June 17, 2010. No amounts were outstanding under this facility at December 31, 2005.

The Company’s debt agreements’ financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company’s total debt, including guarantees, was 14% of total capitalization as of December 31, 2005, which was in compliance with these covenants.

Other debt outstanding at December 31, 2005, bears interest at rates ranging from 2.2% to 11.0%, with maturities through the year 2029.

69     2005 ANNUAL REPORT

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS

2007	$6,677
2008	156,209
2009	502,838
2010	6,169
2011 and future years	286,428

$958,321

In connection with forming joint ventures, the Company has provided debt guarantees of $30,000,000 at December 31, 2005 and $32,000,000 at December 31, 2004. The Company has recorded liabilities related to these guarantees of $14,000,000 at December 31, 2005 and $16,000,000 at December 31, 2004.

At December 31, 2005, the Company had open stand-by letters of credit of $68,000,000, substantially all of which expire in 2006. At December 31, 2004, the Company had open stand-by letters of credit of $97,000,000, substantially all of which expired in 2005.

Other Noncurrent Liabilities at December 31, 2005 and 2004 consisted of the following:

IN THOUSANDS	2005	2004

Postretirement benefit obligation	$267,054	$275,388
Pension benefit obligation	235,625	212,296
Affordable housing capital obligations	58,105	74,640
Preferred stock of subsidiaries	40,000	60,000
Accrued dividends on preferred stock of subsidiaries	24,820	32,700
Other	314,092	297,231

	$939,696	$952,255

In connection with each of the three commercial mortgage transactions, various subsidiaries of the Company issued $20,000,000 of preferred stock. Dividends on this preferred stock are cumulative and accrue at a rate of 6% on the first $20,000,000 issuance and 7.3% on the second and third $20,000,000 issuances. The accrued dividends are recorded as an operating expense of the Leasing and Investments segment. In 2005, the Company redeemed the first preferred stock issuance for $20,000,000 and paid accrued dividends of $12,000,000. The mandatory redemption dates for the remaining two issuances are December 12, 2016 and December 23, 2017, respectively.

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

The noncurrent portion of the Company’s capital contributions to the affordable housing limited partnerships are expected to be paid as follows:

IN THOUSANDS

2007	$13,703
2008	13,722
2009	14,092
2010	13,344
2011 and future years	3,244

$58,105

Other than the capital contributions above, the Company has no future obligations, guarantees or commitments to the affordable housing limited partnerships.

NOTES TO FINANCIAL STATEMENTS     70

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

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs’ alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company’s experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company’s financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

Wilsonart International, Inc. (“Wilsonart”), a wholly owned subsidiary of ITW, is a defendant in a consolidated class action lawsuit filed in 2000 in U.S. federal district court in White Plains, New York on behalf of purchasers of high-pressure laminate. The complaint alleges that Wilsonart participated in a conspiracy with competitors to fix, raise, maintain or stabilize prices for high-pressure laminate between 1994 and 2000 and seeks injunctive relief and treble damages. Indirect purchasers of high-pressure laminate filed similar purported class action cases under various state antitrust and consumer protection statutes in 13 states and the District of Columbia, all of which cases have been stayed pending the outcome of the consolidated class action. These lawsuits were brought following the commencement of a federal grand jury investigation into price-fixing in the high-pressure laminate industry, which investigation was subsequently closed by the Department of Justice with no further proceedings and with all documents being returned to the parties. Plaintiffs are seeking damages of $470,000,000 before trebling. Without admitting liability, Wilsonart’s co-defendants, International Paper Company and Panolam International, Inc., have settled the federal consolidated class action case for $31,000,000 and $9,500,000, respectively. The plaintiffs’ claims against Formica Corporation, the remaining co-defendant in the case, were dismissed with prejudice on September 27, 2004 as a result of its bankruptcy proceedings. As a result, Wilsonart is the sole remaining defendant in the consolidated class action lawsuit. While no assurances can be given regarding the ultimate outcome or the timing of the resolution of these claims, the Company believes that the plaintiffs’ claims are without merit and intends to continue to defend itself vigorously in this action and all related actions that are now pending or that may be brought in the future. The Company has not recorded any reserves related to this case.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

71     2005 ANNUAL REPORT

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2005, 2004 and 2003 are shown below:

			ADDITIONAL
	COMMON STOCK		PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT

Balance, December 31, 2002	306,825,627	$3,068	$747,778	(242,736)	$(1,662)
During 2003—
Shares issued for stock options	1,369,741	14	47,896	(8,911)	(644)
Shares surrendered on exercise of stock options and vesting of restricted stock	(97,554)	(1)	(7,552)	8,911	644
Stock compensation expense	—	—	17,777	—	—
Tax benefits related to stock options and restricted stock	—	—	18,767	—	—
Net shares issued for restricted stock grants	790,508	8	5	1,996	14
Restricted stock forfeitures	(2,250)	—	—	—	—
Escrow shares returned from prior acquisitions	(8,847)	—	(664)	—	—
Tax benefits related to defined contribution plans	—	—	1,917	—	—

Balance, December 31, 2003	308,877,225	3,089	825,924	(240,740)	(1,648)
During 2004—
Shares issued for stock options	2,146,718	22	97,607	(27,867)	(2,568)
Shares surrendered on exercise of stock options and vesting of restricted stock	(201,639)	(2)	(18,518)	27,867	2,568
Stock compensation expense	—	—	32,514	—	—
Tax benefits related to stock options and restricted stock	—	—	37,747	—	—
Shares issued for acquisitions	19,257	—	1,628	—	—
Net shares issued for restricted stock grants	553,981	5	162	11,019	76
Restricted stock forfeitures	(21,984)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	1,877	—	—
Repurchases of common stock	—	—	—	(18,915,473)	(1,729,806)

Balance, December 31, 2004	311,373,558	3,114	978,941	(19,145,194)	(1,731,378)
During 2005—
Shares issued for stock options	850,033	8	37,858	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(148,642)	(2)	(13,302)	—	—
Stock compensation expense	—	—	64,144	—	—
Tax benefits related to stock options and restricted stock	—	—	12,879	—	—
Restricted stock forfeitures	(31,660)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	2,091	—	—
Repurchases of common stock	—	—	—	(12,084,527)	(1,041,798)

Balance, December 31, 2005	312,043,289	$3,120	$1,082,611	(31,229,721)	$(2,773,176)

Authorized, December 31, 2005	350,000,000

On April 19, 2004 the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31,000,000 shares. The Company completed the stock repurchase program in 2005.

Cash Dividends declared were $1.22 per share in 2005, $1.04 per share in 2004 and $.94 per share in 2003. Cash dividends paid were $1.17 per share in 2005, $1.00 per share in 2004 and $.93 per share in 2003.

NOTES TO FINANCIAL STATEMENTS     72

Comprehensive Income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s components of other comprehensive income are shown below:

		MINIMUM	TOTAL ACCUMULATED
	CUMULATIVE	PENSION	OTHER
IN THOUSANDS	TRANSLATION ADJUSTMENTS	LIABILITY, NET OF TAX	COMPREHENSIVE INCOME

Balance, January 1, 2003	$(266,781)	$(35,595)	$(302,376)
Current period change	407,811	4,376	412,187

Balance, December 31, 2003	141,030	(31,219)	109,811
Current period change	306,653	(3,049)	303,604

Balance, December 31, 2004	447,683	(34,268)	413,415
Current period change	(296,248)	4,845	(291,403)

Balance, December 31, 2005	$151,435	$(29,423)	$122,012

Stock-Based Compensation—Stock options and restricted stock have been issued to officers and other management employees under ITW’s 1996 Stock Incentive Plan. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock generally vests over a three-year period. The restricted shares vest only if the employee is actively employed by the Company on the vesting date, and unvested shares are forfeited upon retirement, death, or disability, unless the Compensation Committee of the Board of Directors determines otherwise. The restricted shares carry full voting and dividend rights unless the shares are forfeited. To cover the exercise of vested options, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2005, 17,462,676 shares of ITW common stock were reserved for issuance under this plan. Option exercise prices are equal to the common stock fair market value on the date of grant.

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value. Starting in 2005, the Company records compensation cost related to the amortization of the unamortized grant date fair value of stock awards unvested as of December 31, 2004 over the remaining service periods of those awards. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

Prior to 2005, the Company accounted for stock-based compensation in accordance with APB 25, using the intrinsic value method, which did not require that compensation cost be recognized for the Company’s stock options. The Company’s net income and net income per share for 2004 and 2003 would have been reduced if compensation cost related to stock options had been determined based on fair value at the grant dates. Pro forma net income as if the fair value-based method had been applied to all awards is as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2005	2004	2003

Net income as reported	$1,494,869	$1,338,694	$1,023,680
Add: Restricted stock and stock options recorded as expense, net of tax	46,556	24,114	11,789
Deduct: Total stock-based compensation expense, net of tax	(46,556)	(61,639)	(35,569)

Pro forma net income	$1,494,869	$1,301,169	$999,900

Net income per share:
Basic—as reported	$5.24	$4.43	$3.33
Basic—pro forma	5.24	4.30	3.26
Diluted—as reported	5.20	4.39	3.32
Diluted—pro forma	5.20	4.27	3.24

73     2005 ANNUAL REPORT

The following table summarizes the components of the Company’s stock-based compensation programs recorded as expense:

IN THOUSANDS	2005	2004	2003

Restricted Stock:
Pretax compensation expense	$33,105	$32,514	$17,777
Tax benefit	(8,699)	(8,400)	(5,988)

Restricted stock expense, net of tax	$24,406	$24,114	$11,789

Stock Options:
Pretax compensation expense	$31,039	$—	$—
Tax benefit	(8,889)	—	—

Stock option expense, net of tax	$22,150	$—	$—

Total Stock-Based Compensation:
Pretax compensation expense	$64,144	$32,514	$17,777
Tax benefit	(17,588)	(8,400)	(5,988)

Total restricted stock and stock options recorded as expense, net of tax	$46,556	$24,114	$11,789

The following table summarizes unvested restricted stock and stock options activity for the year ended December 31, 2005:

		WEIGHTED-AVERAGE
	NUMBER	GRANT-DATE FAIR
	OF SHARES	VALUE

Unvested Restricted Stock
Unvested, January 1, 2005	612,482	$ 76.35
Vested	(433,010)	73.99
Forfeited	(31,660)	76.05

Unvested, December 31, 2005	147,812	83.32

Unvested Options
Unvested, January 1, 2005	3,378,542	$ 21.98
Vested	(1,620,705)	21.76
Forfeited	(22,739)	21.76

Unvested, December 31, 2005	1,735,098	22.19

The following table summarizes option activity under the Plan for the year ended December 31, 2005:

			WEIGHTED-AVERAGE
	NUMBER	WEIGHTED-AVERAGE	REMAINING	AGGREGATE INTRINSIC
OPTIONS	OF SHARES	EXERCISE PRICE	CONTRACTUAL LIFE	VALUE

Under option at beginning of year	11,156,827	$65.79
Granted	—	—
Exercised	(850,033)	44.55
Cancelled or expired	(21,412)	73.85

Under option at end of year	10,285,382	67.53	5.78 years	$225,407,000

Exercisable at end of year	8,550,284	62.57	5.17 years	$222,727,000

The Compensation Committee of the Board of Directors approved an option grant of 1,755,780 shares at an exercise price of $84.16 effective February 1, 2006. The estimated fair value of the options granted during 2004 and 2006 was calculated using a binomial option pricing model. Previous grants were valued using the Black-Scholes option-pricing model. The following table summarizes the assumptions used in the models:

	2006	2004	2003

Risk-free interest rate	4.5-4.7%	2.6-4.3%	4.2%
Expected stock volatility	15.5-26.5%	15.5-25.4%	27.6%
Weighted average volatility	23.0%	24.6%	NA
Dividend yield	1.3%	1.2%	1.1%
Expected years until exercise	4.2-6.7	2.6-6.3	6.0

NOTES TO FINANCIAL STATEMENTS     74

Lattice-based option valuation models, such as a binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company’s stock and historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2006, 2004 and 2003 was $23.73, $21.99 and $25.65 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2005, 2004 and 2003, was $36,754,000, $95,253,000 and $50,002,000, respectively. Exercise of options during the years ended December 31, 2005, 2004, and 2003, resulted in cash receipts of $24,563,000, $79,108,000 and $40,357,000, respectively. As of December 31, 2005, there was $32,675,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.0 years.

Segment Information—Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

The Company has approximately 700 operations in 48 countries, which are aggregated and organized for internal reporting purposes in 2005 into the following five segments:

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

Specialty Systems—North America: Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period of more than 30 days.

Specialty Systems—International: Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period of more than 30 days.

Leasing and Investments: Businesses in this segment make investments in mortgage entities; leases of telecommunications, aircraft, air traffic control and other equipment; properties; affordable housing and a venture capital fund.

75     2005 ANNUAL REPORT

Segment information for 2005, 2004 and 2003 was as follows:

IN THOUSANDS	2005	2004	2003

Operating revenues:
Engineered Products—North America	$3,766,417	$3,377,373	$3,118,404
Engineered Products—International	2,727,922	2,491,908	1,897,951
Specialty Systems—North America	4,168,305	3,776,100	3,300,776
Specialty Systems—International	2,582,346	2,349,238	1,943,447
Leasing and Investments	132,080	148,791	152,585
Intersegment revenues	(455,278)	(411,985)	(377,540)

	$12,921,792	$11,731,425	$10,035,623

Operating income:
Engineered Products—North America	$659,222	$573,175	$504,071
Engineered Products—International	403,507	372,368	263,464
Specialty Systems—North America	776,094	668,114	534,384
Specialty Systems—International	304,288	311,354	214,602
Leasing and Investments	116,093	131,602	116,937

	$2,259,204	$2,056,613	$1,633,458

Depreciation and amortization and impairment of goodwill and intangible assets:
Engineered Products—North America	$126,245	$106,975	$96,583
Engineered Products—International	94,134	95,749	69,210
Specialty Systems—North America	89,908	85,725	86,297
Specialty Systems—International	72,422	64,569	54,400
Leasing and Investments	365	265	63

	$383,074	$353,283	$306,553

Plant and equipment additions:
Engineered Products—North America	$78,413	$71,436	$82,421
Engineered Products—International	91,613	76,881	64,584
Specialty Systems—North America	70,479	79,042	57,114
Specialty Systems—International	52,597	55,201	54,193

	$293,102	$282,560	$258,312

Identifiable assets:
Engineered Products—North America	$2,287,068	$2,083,296	$1,784,894
Engineered Products—International	2,083,767	2,243,432	1,778,277
Specialty Systems—North America	2,530,921	2,303,782	2,154,155
Specialty Systems—International	2,210,231	2,108,891	1,899,075
Leasing and Investments	704,596	778,381	735,202
Corporate	1,629,060	1,834,152	2,841,718

	$11,445,643	$11,351,934	$11,193,321

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents and other general corporate assets.

NOTES TO FINANCIAL STATEMENTS     76

Enterprise-wide information for 2005, 2004 and 2003 was as follows:

IN THOUSANDS	2005	2004	2003

Operating Revenues by Product Line:
Engineered Products—North America—
Fasteners and Components	$2,708,967	$2,581,945	$2,444,042
Specialty Products	1,057,450	795,428	674,362

	$3,766,417	$3,377,373	$3,118,404

Engineered Products—International—
Fasteners and Components	$2,162,643	$2,074,394	$1,673,315
Specialty Products	565,279	417,514	224,636

	$2,727,922	$2,491,908	$1,897,951

Specialty Systems—North America—
Equipment and Consumables	$2,624,832	$2,371,003	$1,945,063
Specialty Equipment	1,543,473	1,405,097	1,355,713

	$4,168,305	$3,776,100	$3,300,776

Specialty Systems—International—
Equipment and Consumables	$1,714,517	$1,537,700	$1,234,475
Specialty Equipment	867,829	811,538	708,972

	$2,582,346	$2,349,238	$1,943,447

Operating Revenues by Geographic Region:
United States	$7,236,830	$6,608,900	$5,915,456
Europe	3,836,375	3,521,832	2,844,333
Asia	629,614	555,916	410,191
Australia	599,783	557,513	425,831
Other	619,190	487,264	439,812

	$12,921,792	$11,731,425	$10,035,623

Operating revenues by geographic region are based on the location of the business unit that recorded the revenues.

Total noncurrent assets excluding deferred tax assets and financial instruments were $6,435,000,000 and $5,918,000,000 at December 31, 2005 and 2004, respectively. Of these amounts, approximately 56% and 54% was attributed to U.S. operations for 2005 and 2004, respectively. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

77     2005 ANNUAL REPORT

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

	THREE MONTHS ENDED
IN THOUSANDS	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31
EXCEPT PER SHARE AMOUNTS	2005	2004	2005	2004	2005	2004	2005	2004

Operating revenues	$3,074,291	$2,710,349	$3,295,644	$3,002,271	$3,257,600	$2,967,168	$3,294,257	$3,051,637
Cost of revenues	2,022,337	1,750,343	2,156,602	1,929,803	2,081,272	1,934,831	2,103,670	1,976,269
Operating income	477,889	447,642	566,854	561,536	619,220	512,238	595,241	535,197
Income from continuing operations	312,306	290,025	373,782	360,350	408,202	330,051	400,579	359,179
Income (loss) from discontinued operations	—	171	—	—	—	—	—	(1,082)
Net income	312,306	290,196	373,782	360,350	408,202	330,051	400,579	358,097
Income per share from continuing operations:
Basic	1.07	.94	1.30	1.17	1.44	1.10	1.43	1.22
Diluted	1.06	.93	1.29	1.16	1.43	1.09	1.42	1.21
Net income per share:
Basic	1.07	.94	1.30	1.17	1.44	1.10	1.43	1.22
Diluted	1.06	.93	1.29	1.16	1.43	1.09	1.42	1.21

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2005 and 2004 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS DECLARED
	HIGH	LOW	PER SHARE

2005
Fourth quarter	$91.10	$79.33	$.33
Third quarter	87.53	78.50	.33
Second quarter	91.52	78.99	.28
First quarter	94.64	85.56	.28

2004
Fourth quarter	$96.62	$87.48	$.28
Third quarter	96.68	86.20	.28
Second quarter	96.70	78.52	.24
First quarter	85.00	74.51	.24

The approximate number of holders of record of common stock as of February 1, 2006 was 11,801. This number does not include beneficial owners of the Company’s securities held in the name of nominees.