Form 10-K, Exhibit 13
period 2006-12-31
ILLINOIS TOOL WORKS INC
filed 2007-02-26
CIK 49826

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS     32

Management’s Discussion And Analysis
INTRODUCTION
Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 750 operations in 49 countries which are aggregated and organized for internal reporting purposes in 2006 into the following four segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; and Specialty Systems—International. These segments are described below.
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
The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible impairment charges and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company’s results of operations for more than a year. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.
A key element of the Company’s business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company’s 750 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:
•	Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.

•	Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.

•	Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.

•	Designing business processes, systems and measurements around the 80/20 activities.
The result of the application of this 80/20 business process is that the Company has consistently improved its operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those business units that have operating results below expectations to help those units apply this 80/20 business process and improve their results.
CONSOLIDATED RESULTS OF OPERATIONS
The Company’s consolidated results of operations for 2006, 2005 and 2004 are summarized as follows:

DOLLARS IN THOUSANDS	2006	2005	2004

Operating revenues	$14,055,049	$12,790,294	$11,583,250
Operating income	2,420,936	2,140,931	1,923,125
Margin %	17.2%	16.7%	16.6%

33     2006 ANNUAL REPORT

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	3.8%	9.1%	0.9%	4.6%	11.1%	1.0%
Changes in variable margins and overhead costs	—	0.9	0.2	—	(3.2)	(0.5)

	3.8	10.0	1.1	4.6	7.9	0.5

Acquisitions and divestitures	6.9	1.8	(0.9)	4.9	2.7	(0.4)
Restructuring costs	—	1.4	0.2	—	(1.1)	(0.2)
Impairment of goodwill and intangibles	—	(0.1)	—	—	0.4	0.1
Translation	—	—	—	1.3	1.4	—
Intercompany	(0.8)	—	0.1	(0.4)	—	0.1

	9.9%	13.1%	0.5%	10.4%	11.3%	0.1%

Operating Revenues
Revenues increased by 9.9% in 2006 over 2005 primarily due to revenues from acquisitions and an increase in base revenues. The base business revenues increased in 2006 versus 2005 primarily related to a 4.8% increase in international base business revenues. European economic growth and market demand improved starting in the second quarter of 2006 and continued through the remainder of the year. In addition, strong growth in Asia Pacific markets contributed to the base business increase. North American base business revenues increased 2.9% primarily due to reasonably strong end market demand during the first half of 2006. North American base business revenues decreased in the last half of 2006 due to declines in the construction and automotive end markets and the slowing of industrial production.
Revenues increased 10.4% in 2005 versus 2004, primarily related to a 5.9% increase in North American base business revenues and revenues from acquired companies. The growth in North American revenues was primarily due to price increases implemented to offset raw material cost increases, modest growth in industrial production and increased demand in certain capital equipment markets. Internationally, base business revenues increased 2.2% in 2005 over 2004 as a result of slow European economic growth.
Operating Income
Operating income in 2006 improved over 2005 primarily due to leverage from the growth in base business revenues, income from acquired companies and lower restructuring expenses. Operating margins are negatively affected by lower margins of acquired businesses, including amortization expense.
Operating income in 2005 improved over 2004 primarily due to leverage from the growth in base business revenues, income from acquired companies and favorable currency translation. These increases were partially offset by higher raw material costs, higher restructuring expenses and higher expenses related to stock incentive compensation.
ENGINEERED PRODUCTS—NORTH AMERICA SEGMENT
Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period of less than 30 days.
In the plastic and metal components and fasteners category, products include:
•	metal fasteners and fastening tools for the commercial, residential and renovation construction industries;

•	metal plate connecting components, machines and software for the commercial and residential construction industries;

•	laminate products for the commercial, residential and renovation construction industries and furniture markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance, furniture, electronics and general industrial applications; and

•	plastic fasteners for automotive, appliance, electronics and general industrial applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS     34

In the specialty products category, products include:
•	reclosable packaging for consumer food and storage applications;

•	hand wipes and cleaners for use in industrial manufacturing locations;

•	chemical fluids which clean or add lubrication to machines and automobiles;

•	adhesives for industrial, construction and consumer purposes;

•	epoxy and resin-based coating products for industrial applications;

•	components for industrial machines;

•	automotive aftermarket maintenance and appearance products; and

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries.
In 2006, this segment primarily served the construction (45%), automotive (20%) and consumer durables (9%) markets.
The results of operations for the Engineered Products — North America segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004

Operating revenues	$4,118,494	$3,766,134	$3,377,373
Operating income	713,779	659,222	573,175
Margin %	17.3%	17.5%	17.0%
In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	0.4%	1.0%	0.1%	2.8%	6.8%	0.6%
Changes in variable margins and overhead costs	—	2.8	0.5	—	3.0	0.5

	0.4	3.8	0.6	2.8	9.8	1.1

Acquisitions and divestitures	8.6	3.8	(0.8)	8.4	5.1	(0.6)
Restructuring costs	—	0.4	—	—	(0.4)	(0.1)
Impairment of goodwill and intangibles	—	(0.1)	—	—	0.3	0.1
Translation	0.4	0.4	—	0.3	0.2	—

	9.4%	8.3%	(0.2)%	11.5%	15.0%	0.5%

Operating Revenues
Revenues increased in 2006 over 2005 primarily due to revenues from acquisitions and a small increase in base business revenues. Acquisition revenue was primarily related to the acquisition of a truss business, an aerosol anti-static business and two polymers businesses. Construction base business revenues decreased 1.2% mainly due to the dramatic decline in the residential construction market in the second half of 2006. Automotive base revenues decreased 3.7% due to a 6.0% decline in automotive production at the Detroit 3 automotive manufacturers. Base revenues from the other industrial-based businesses in this segment grew 5.0% due to increased demand in a broad array of end markets these businesses serve, particularly in the industrial plastics and metals businesses, the reclosable packaging businesses and the polymers businesses.
Revenues increased in 2005 over 2004 primarily due to revenues from acquisitions and higher base business revenues. Acquisition revenue was primarily related to the acquisitions of two engineered polymers businesses, a construction business and an automotive business. Construction base business revenues increased only 1.4% in 2005 due to a slowing residential construction market as well as a decline in revenues at the Wilsonart businesses. Automotive base revenues increased 1.5% despite a 4% decline in automotive production at the Detroit 3 automotive manufacturers, as increased product penetration offset lower production levels. Base revenues from the other industrial-based businesses in this segment grew 5.7% due to strong demand throughout most of the businesses in this segment, particularly the reclosable packaging businesses.

35     2006 ANNUAL REPORT

Operating Income
Operating income increased in 2006 over 2005 primarily due to income from acquired companies, leverage from the growth in base business revenues, lower operating expenses and lower restructuring expenses. Variable margins increased 40 basis points primarily due to cost control efforts despite the declining automotive and construction markets. In 2006, an impairment charge of $5.6 million was recorded primarily related to the goodwill and intangibles of a U.S. construction joist business and the intangibles of a U.S. contamination control business.
Operating income increased in 2005 over 2004 primarily due to leverage from the growth in base business revenues, lower overhead expenses and income from acquisitions. These increases were partially offset by base business variable margin declines of 60 basis points due to sales declines in higher margin businesses. In addition, income was higher due to lower goodwill and intangible asset impairment charges over the prior year. In the first quarter of 2005, an intangible asset impairment charge of $5.0 million was recorded related to the intangibles of a U.S. manufacturer of clean room mats. Additionally, income was higher in 2005 due to a $9.0 million charge in 2004 associated with warranty issues related to a discontinued product at the Wilsonart laminate business.
ENGINEERED PRODUCTS—INTERNATIONAL SEGMENT
Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period of less than 30 days.
In the plastic and metal components and fastener category, products include:
•	metal fasteners and fastening tools for the commercial, residential and renovation construction industries;

•	laminate products for the commercial, residential and renovation construction industries and furniture markets;

•	metal plate connecting components and software for the commercial and residential construction markets;

•	metal fasteners for automotive, appliance and general industrial applications;

•	metal components for automotive, appliance and general industrial applications;

•	plastic components for automotive, appliance, electronics and general industrial applications; and

•	plastic fasteners for automotive, appliance, electronics and general industrial applications.
In the specialty products category, products include:
•	reclosable packaging for consumer food applications;

•	electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips;

•	adhesives for industrial, construction and consumer purposes;

•	chemical fluids which clean or add lubrication to machines and automobiles;

•	epoxy and resin-based coating products for industrial applications;

•	automotive aftermarket maintenance and appearance products; and

•	swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries.
In 2006, this segment primarily served the construction (40%), automotive (25%) and consumer durables (11%) markets.
The results of operations for the Engineered Products—International segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004

Operating revenues	$2,914,713	$2,743,882	$2,500,243
Operating income	430,609	406,189	372,832
Margin %	14.8%	14.8%	14.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS     36

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	3.9%	10.4%	0.9%	0.3%	0.9%	0.1%
Changes in variable margins and overhead costs	—	(6.1)	(0.9)	—	(1.9)	(0.3)

	3.9	4.3	—	0.3	(1.0)	(0.2)

Acquisitions and divestitures	2.9	0.7	(0.3)	6.6	4.6	(0.3)
Restructuring costs	—	2.1	0.3	—	(0.7)	(0.1)
Impairment of goodwill and intangibles	—	(0.4)	—	—	2.3	0.3
Translation	(0.6)	(0.7)	—	2.8	3.7	0.2

	6.2%	6.0%	0.0%	9.7%	8.9%	(0.1)%

Operating Revenues
Revenues increased in 2006 over 2005 primarily due to an increase in base business revenues and revenues from acquisitions. Base business construction revenues increased 5.7% due to strong demand across the European and Asia Pacific markets. Automotive base revenues only increased 0.9% due to weak European automotive car builds. Base revenues from the other businesses in this segment increased 3.8% as they benefited from stronger demand in a broad array of industrial and commercial end markets that they serve. The revenues from acquisitions increased primarily due to the acquisition of a European construction business, a European laminate business, a European fluids business and a European reclosable packaging business. Currency translation had a slightly unfavorable impact on revenues.
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
Operating Income
Operating income increased in 2006 over 2005 primarily due to the positive leverage effect from the increase in base revenues described above and lower restructuring expenses, partially offset by higher operating expenses. Variable margins decreased 30 basis points in 2006 due to higher growth in lower margin construction businesses. In addition, increased operating expenses and higher overhead expenses negatively impacted base business income. Currency translation reduced operating income by 0.7%. Income was negatively affected by a $1.7 million impairment charge related to two Asian construction businesses.
Operating income increased in 2005 over 2004 primarily due to acquisitions, the favorable effect of currency translation and lower impairment charges offset by higher restructuring expenses. In addition, variable margins decreased 10 basis points primarily due to increases in raw material costs.
SPECIALTY SYSTEMS—NORTH AMERICA SEGMENT
Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment and systems for a diverse customer base. These commercially oriented, value-added products become part of the customers’ processes and typically are manufactured and delivered in a time period of more than 30 days.
In the machinery and related consumables category, products include:
•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment, metal consumables and related accessories for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit;

37     2006 ANNUAL REPORT

•	marking tools and inks for various end users;

•	foil and film and related equipment used to decorate a variety of consumer products; and

•	solder materials, services and equipment for the electronic and microelectronic assembly industry.
In the specialty equipment and systems category, products include:
•	commercial food equipment such as dishwashers, refrigerators, cooking equipment and food machines for use by restaurants, institutions and supermarkets and related service;

•	paint spray equipment for a variety of general industrial applications;

•	materials and structural testing machinery and software;

•	static control equipment for electronics and industrial applications;

•	airport ground power generators for commercial and military applications; and

•	supply chain management software for the industrial, aerospace and health care markets.
In 2006, this segment primarily served the general industrial (24%), food institutional and service (23%), maintenance, repair and operations (“MRO”)/metals (9%) and food and beverage (9%) markets.
The results of operations for the Specialty Systems—North America segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004

Operating revenues	$4,627,627	$4,168,305	$3,776,100
Operating income	874,429	773,914	666,228
Margin %	18.9%	18.6%	17.6%
In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	5.1%	11.2%	1.1%	8.4%	19.5%	1.8%
Changes in variable margins and overhead costs	—	0.6	0.1	—	(4.5)	(0.7)

	5.1	11.8	1.2	8.4	15.0	1.1

Acquisitions and divestitures	5.6	0.9	(0.9)	1.5	1.1	—
Restructuring costs	—	(0.3)	(0.1)	—	—	—
Impairment of goodwill and intangibles	—	0.2	0.1	—	(0.5)	(0.1)
Translation	0.3	0.4	—	0.5	0.6	—

	11.0%	13.0%	0.3%	10.4%	16.2%	1.0%

Operating Revenues
Revenues increased in 2006 over 2005 primarily due to revenues from acquisitions and higher base business revenues. The acquired revenues were primarily related to the acquisition of two materials and structural testing businesses, two businesses supplying the electronic and microelectronic assembly industry, an industrial packaging business, a decorating business and a supply chain management software business. Base business revenues grew primarily due to increased demand for machinery and consumables in many of the end markets that this segment serves. Welding base revenues increased 16.8% due to high demand in the energy, heavy fabrication and general industrial markets. Total packaging base revenues remained virtually flat in 2006 versus 2005 due to the slowing of the metals and construction markets in the second half of 2006. Food equipment base revenues increased 3.0% due to growth in the restaurant and institutional sector as well as the service business. Base business revenue from the other businesses in this segment, including the marking, decorating and finishing businesses, increased 1.3% in 2006 versus 2005.
Revenues increased in 2005 over 2004 primarily due to higher base business revenues as a result of increased demand for machinery and consumables in most of the end markets this segment serves. Welding base revenues increased 18.7% mainly due to increases in volume in the energy and construction markets. Food equipment and industrial packaging base revenues increased 5.0% and 3.3%, respectively, in 2005. Base revenues from the other businesses in this segment, including the marking, decorating and finishing businesses, increased 9.5%. The acquisition revenue is primarily related to the acquisitions of a materials and structural testing business and a specialty packaging business.

MANAGEMENT’S DISCUSSION AND ANALYSIS     38

Operating Income
Operating income increased in 2006 versus 2005 primarily due to leverage from base business revenue increases and income from acquisitions. Variable margins increased 30 basis points mainly due to operating efficiency gains. Operating income was also higher due to lower goodwill and intangible impairment charges versus the prior year. Goodwill and intangible asset impairment charges of $8.0 million were recorded in 2006 related to the goodwill of a U.S. thermal transfer ribbon business and a Canadian stretch packaging equipment business and the goodwill and intangibles of a U.S. welding components business.
Operating income increased in 2005 over 2004 primarily due to leverage from the base business revenue increases and income from acquisitions. These increases were partially offset by a 70 basis point decrease in operating margins. Margins decreased due to raw material cost increases and revenue gains in lower margin businesses. In addition, overhead costs increased partially due to higher expenses related to stock incentive compensation. In addition, income was adversely affected by 2005 goodwill impairment charges of $9.6 million mainly related to the reduced cash flow expectations at a U.S. welding components business and a Canadian stretch packaging equipment business.
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
In the machinery and related consumables category, products include:
•	industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;

•	welding equipment and metal consumables for a variety of end market users;

•	equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;

•	plastic stretch film and related packaging equipment for various industrial purposes;

•	paper and plastic products used to protect shipments of goods in transit;

•	foil and film and related equipment used to decorate a variety of consumer products; and

•	solder materials, services and equipment for the electronic and microelectronic assembly industry.
In the specialty equipment category, products include:
•	commercial food equipment such as dishwashers, refrigerators and cooking equipment for use by restaurants, institutions and supermarkets and related service;

•	materials and structural testing machinery and software;

•	paint spray equipment for a variety of general industrial applications;

•	static control equipment for electronics and industrial applications; and

•	airport ground power generators for commercial applications.
In 2006, this segment primarily served the general industrial (26%), food institutional and service (16%), food and beverage (14%) and MRO/metals (11%) markets.
The results of operations for the Specialty Systems—International segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004

Operating revenues	$2,947,570	$2,566,386	$2,340,902
Operating income	402,119	301,606	310,890
Margin %	13.6%	11.8%	13.3%

39     2006 ANNUAL REPORT

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	5.8%	19.3%	1.5%	4.2%	12.2%	1.0%
Changes in variable margins and overhead costs	—	7.4	0.8	—	(12.9)	(1.6)

	5.8	26.7	2.3	4.2	(0.7)	(0.6)

Acquisitions and divestitures	9.7	1.0	(1.1)	3.0	(0.5)	(0.4)
Restructuring costs	—	7.4	0.8	—	(5.1)	(0.6)
Impairment of goodwill and intangibles	—	(0.8)	(0.1)	—	0.1	—
Translation	(0.6)	(1.0)	(0.1)	2.4	3.2	0.1

	14.9%	33.3%	1.8%	9.6%	(3.0)%	(1.5)%

Operating Revenues
Revenues increased in 2006 versus 2005 primarily due to revenues from acquired companies and base business revenue growth. The contribution from acquired revenues was primarily related to the acquisition of two materials and structural testing businesses, two businesses supplying the electronic and microelectronic assembly industry, an aircraft ground power business and a European welding business. Food equipment base revenues increased 2.4% due primarily to growth in European institutional demand. Packaging base revenues increased 2.4% with strong growth in the multi-pack carrier business. Other base business revenues, including the welding and finishing businesses, increased 13.8% led by strong welding equipment and consumable sales in Asia and Europe and growth in the structural testing businesses.
Revenues increased in 2005 over 2004 mainly due to base business revenue growth, revenues from acquired companies and the effect of favorable currency translation. Industrial packaging base revenues grew 5.8% due to stronger demand in Asia and price increases in Europe. Food equipment base revenues increased 3.3% due to an increase in European refrigeration and cooking orders. Other base business revenues, including welding and finishing businesses, increased 2.4% due to improved end markets. Acquisition revenues primarily increased due to the acquisitions of an industrial packaging business, two decorating businesses and a materials and structural testing business.

Operating Income

Operating income increased in 2006 versus 2005 primarily as a result of leverage from the revenue increases described above, reduced operating costs and lower restructuring expenses. Variable margins increased 60 basis points due to operating efficiency gains, primarily in the materials and structural testing businesses and Asian welding businesses. In addition, income was favorably impacted by lower overhead expenses stemming from 2005 restructuring projects in the food equipment, industrial packaging and decorating businesses. Income was also positively affected by a nonrecurring 2005 charge of $8.7 million to resolve accounting issues at a European food equipment business.

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

SEGMENT REPORTING CHANGE

In 2006, the Company announced that given the run-off of assets in the Leasing and Investments portfolio and the general intention to utilize free cash flow for core manufacturing investments and acquisitions rather than to make additional financial investments, the internal reporting has been revised to eliminate the reporting of Leasing and Investments as an operating segment. Leasing and Investments results have been reclassified to nonoperating investment income in the prior years’ income statement to conform to the current year presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS     40

AMORTIZATION AND IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.

As of January 1, 2006, the Company had assigned its recorded goodwill and intangible assets to approximately 375 of its then 700 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit’s goodwill and the carrying value of the goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Goodwill:
Impairment	$14,793	$9,650	$11,492
Intangible Assets:
Amortization	106,766	69,143	37,409
Impairment	2,985	5,049	10,220

	$124,544	$83,842	$59,121

Amortization expense increased by $37.6 million in 2006 versus 2005 and by $31.7 million in 2005 over 2004 due primarily to the amortization of newly acquired intangibles.

Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Engineered Products – North America	$5,550	$5,049	$7,007
Engineered Products – International	1,682	80	8,492
Specialty Systems – North America	8,004	9,559	5,937
Specialty Systems – International	2,542	11	276

	$17,778	$14,699	$21,712

See the Goodwill and Intangible Assets note for further details of the impairment charges.

INTEREST EXPENSE

Interest expense decreased to $85.6 million in 2006 versus $94.6 million in 2005 primarily as a result of lower borrowings at international operations and lower average borrowings of short-term commercial paper during 2006. Interest expense increased to $94.6 million in 2005 versus $77.6 million in 2004 primarily as a result of higher average borrowings of short-term commercial paper, interest expense on the $53.7 million senior note securities issued in March 2005, and expense resulting from an interest rate swap on the 5.75% notes. The higher interest expense in 2005 was partially offset by lower borrowings at international operations.

INVESTMENT INCOME

Investment income by investment category for the periods ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Mortgage investments	$40,146	$84,193	$81,028
Venture capital limited partnership	23,001	11,629	19,267
Leases of equipment	4,898	15,468	25,762
Property developments	900	6,774	7,445
Other	9,663	8,214	9,119

	$78,608	$126,278	$142,621

41     2006 ANNUAL REPORT

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60.0 million and cash of $240.0 million. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into 10-year swap agreements and other related agreements whereby a third party received a portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable.

The mortgage entities entered into the swaps and other related agreements in order to reduce the Company’s real estate, credit and interest rate risks relative to its net mortgage investments. The swap counter party assumed the majority of the real estate and credit risk related to the commercial mortgage loans and real estate, and assumed all of the interest rate risk related to the nonrecourse notes payable.

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1995 mortgage investment transaction (the “First Mortgage Transaction”) were sold and the swap and other related agreements were terminated. The Company received $150.8 million for its share of the disposition proceeds and paid $32.0 million for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there were no remaining assets or liabilities related to the First Mortgage Transaction.

In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the “Second Mortgage Transaction”) were sold and the swap and other related agreements were terminated. In December 2006, the Company received $157.1 million for its share of the disposition proceeds related to the Second Mortgage Transaction and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends.

In December 2006, all remaining mortgage-related assets pertaining to the 1997 mortgage investment transaction (the “Third Mortgage Transaction”) were sold and the swap and other related agreements were terminated. In December 2006, the Company received $168.6 million for its share of the disposition proceeds related to the Third Mortgage Transaction and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.

Mortgage investment income declined to $40.1 million in 2006 as compared with $84.2 million in 2005. Of this decline, $34.4 million resulted from the 2005 completion of the First Mortgage Transaction. The remaining decline of $9.6 million was primarily due to lower gains in 2006 versus 2005 related to the remaining two mortgage transactions.

In 2005, mortgage investment income increased over 2004 primarily as a result of gains on the sales of properties in 2005 of $51.3 million versus gains of $45.3 million in 2004, higher interest income and lower depreciation expense, partially offset by higher property impairments in 2005 of $11.4 million versus $1.3 million in 2004.

Leases of Equipment

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

In 2006 and 2005, lease income was lower than the previous year due to the scheduled decline in leveraged lease income. The 2005 decline was partially offset by a $2.9 million gain on the sale of a United Airlines bankruptcy claim.

Other Investments

Operating income from the venture capital limited partnership increased to $23.0 million in 2006 versus $11.6 million in 2005 due to higher mark-to-market gains. Operating income from the venture capital limited partnership was $11.6 million in 2005 versus $19.3 million in 2004 due to higher mark-to-market gains in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS     42

Income from property developments declined to $0.9 million in 2006 versus $6.8 million in 2005 as 93 fewer properties were sold in 2006 than 2005.

OTHER INCOME

Other income was $31.3 million in 2006 versus $9.0 million in 2005. The increase was primarily due to gains on the sale of operations, lower losses on the sale of plant and equipment and higher interest income. This was partially offset by higher losses on foreign currency transactions in 2006. Other income was $9.0 million in 2005 versus $11.2 million in 2004.

INCOME TAXES

The effective tax rate was 29.75% in 2006, 31.5% in 2005 and 33.0% in 2004. The effective tax rate differs from the U.S. federal statutory rate primarily due to state taxes, lower foreign tax rates, non-taxable foreign interest income, taxes on foreign dividends and tax relief provided to U.S. manufacturers under the American Jobs Creation Act of 2004. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2006 of $1.7 billion ($3.01 per diluted share) was 14.9% higher than 2005 income of $1.5 billion ($2.60 per diluted share). Income from continuing operations in 2005 was 11.6% higher than 2004 income of $1.3 billion ($2.20 per diluted share).

FOREIGN CURRENCY

Foreign currency fluctuations had no significant impact on revenues or earnings in 2006. The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $150 million in 2005 and $430 million in 2004, and increased income from continuing operations by approximately 6 cents per diluted share in 2005 and 15 cents per diluted share in 2004.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), (“SFAS 158”). On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180.0 million in 2006 to recognize the funded status of its benefit plans. Effective for the 2008 fiscal year, SFAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the September 30 measurement date that the Company presently uses.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns, and provides guidance on derecognition, classification, and interest and penalties, related to uncertain tax positions. FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company does not anticipate that the adoption of FIN 48 will materially affect the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (“FSP 13-2”). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. FSP 13-2 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The adoption of FSP 13-2 is not expected to have a material effect on the Company’s financial position or results of operations.

2007 FORECAST

The Company is forecasting full-year 2007 income from continuing operations to be in a range of $3.27 to $3.39 per diluted share. The following key assumptions were used for this forecast:

•	base business revenue growth in a range of 2.5% to 4.5%;

•	foreign exchange rates holding at year-end 2006 levels;

•	annualized revenues from 2007 acquired companies in a range of $800 million to $1.2 billion;

43     2006 ANNUAL REPORT

•	share repurchases of $500 million to $700 million for the year;

•	restructuring costs of $30 million to $50 million;

•	nonoperating investment income of $25 million to $30 million, which is lower than 2006 by $50 million to $55 million;

•	estimated impairment of goodwill and intangible assets of $15 million to $25 million; and

•	an effective tax rate of 29.75%.

The Company updates its forecast and assumptions throughout the year via monthly press releases.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company’s primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service existing debt and to continue to pay dividends that meet its dividend payout guideline of 25% to 35% of the last two years’ average net income. In addition, free operating cash flow is expected to be adequate to finance internal growth, acquisitions and share repurchases.

The Company uses free operating cash flow to measure normal cash flow generated by its operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

On August 4, 2006, the Company’s Board of Directors authorized a stock repurchase program which provides for the buyback of up to 35.0 million shares. Under this program, the Company repurchased 9.7 million shares of its common stock during 2006 for $446.9 million at an average price of $46.16 per share. In 2004, the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31.0 million shares (on a pre-split basis) and which was completed in 2005.

Summarized cash flow information for the three years ended December 31, 2006, 2005 and 2004 was as follows:

IN THOUSANDS	2006	2005	2004

Net cash provided by operating activities	$2,066,028	$1,851,543	$1,536,797
Additions to plant and equipment	(301,006)	(293,102)	(282,560)

Free operating cash flow	$1,765,022	$1,558,441	$1,254,237

Acquisitions	$(1,378,708)	$(626,922)	$(587,783)
Purchases of investments	(25,347)	(120,240)	(64,442)
Proceeds from investments	367,365	220,082	85,412
Cash dividends paid	(398,846)	(335,092)	(304,581)
Repurchases of common stock	(446,876)	(1,041,798)	(1,729,806)
Net proceeds of debt	178,441	93,126	127,487
Other	158,739	(44,570)	202,383

Net increase (decrease) in cash and equivalents	$219,790	$(296,973)	$(1,017,093)

Return on Invested Capital

The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of its operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2006, 2005 and 2004 was as follows:

DOLLARS IN THOUSANDS	2006	2005	2004

Operating income after taxes of 29.75%, 31.5%, and 33.0%, respectively	$1,700,708	$1,466,538	$1,288,494

Invested Capital:
Trade receivables	$2,471,273	$2,098,276	$2,054,624
Inventories	1,482,508	1,203,063	1,281,156
Net plant and equipment	2,053,457	1,807,109	1,876,875
Investments	595,083	896,487	912,483
Goodwill and intangible assets	5,138,687	3,678,938	3,193,055
Accounts payable and accrued expenses	(2,173,863)	(1,747,832)	(1,647,448)
Other, net	278,487	451,657	414,096

Total invested capital	$9,845,632	$8,387,698	$8,084,841

Average invested capital	$9,160,712	$8,277,715	$7,603,773

Return on average invested capital	18.6%	17.7%	16.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS     44

The 90 basis point increase in ROIC in 2006 versus 2005 was due primarily to a 16.0% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 29.75% in 2006 from 31.5% in 2005. The positive impact was partially offset by an increase of 10.7% in average invested capital, primarily from acquisitions.

The 80 basis point increase in ROIC in 2005 versus 2004 was due primarily to a 13.8% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 31.5% in 2005 from 33.0% in 2004. The positive impact was partially offset by an increase of 8.9% in average invested capital, primarily from acquisitions.

Working Capital

Net working capital at December 31, 2006 and 2005 is summarized as follows:

			INCREASE
DOLLARS IN THOUSANDS	2006	2005	(DECREASE)

Current Assets:
Cash and equivalents	$590,207	$370,417	$219,790
Trade receivables	2,471,273	2,098,276	372,997
Inventories	1,482,508	1,203,063	279,445
Other	662,417	439,849	222,568

	5,206,405	4,111,605	1,094,800

Current Liabilities:
Short-term debt	462,721	252,899	209,822
Accounts payable and accrued expenses	1,895,182	1,574,018	321,164
Other	278,681	173,814	104,867

	2,636,584	2,000,731	635,853

Net Working Capital	$2,569,821	$2,110,874	$458,947

Current Ratio	1.97	2.06

Cash and equivalents increased in 2006 primarily due to increased cash flow from operating activities, partially offset by cash paid for acquisitions and the repurchase of common stock. Other current assets increased primarily due to higher tax refund receivables in the United States. Short-term debt increased due to an increase in short-term commercial paper to fund acquisition activity and stock repurchases in 2006 and a net increase in international debt. Trade receivables, inventories, accounts payable and accrued expenses increased primarily as a result of currency translation and acquisitions.

Debt

Total debt at December 31, 2006 and 2005 was as follows:

			INCREASE
DOLLARS IN THOUSANDS	2006	2005	(DECREASE)

Short-term debt	$462,721	$252,899	$209,822
Long-term debt	955,610	958,321	(2,711)

Total debt	$1,418,331	$1,211,220	$207,111

Total debt to total capitalization	13.6%	13.8%

In 2006, the Company borrowed €140.0 million under five European short-term credit facilities with combined maximum available borrowings of €188.7 million. As of December 31, 2006, the Company has unused debt capacity of €48.7 million under these facilities.

In June 2006, the Company entered into a $600 million Line of Credit Agreement with a termination date of June 15, 2007. In November 2006, the Company exercised a provision which provided for an increase in the aggregate commitment by $200 million to a total of $800 million. In 2006, the Company entered into a $350 million revolving credit facility (“RCF”) with a termination date of June 16, 2011. This debt capacity is for use principally to support any issuances of commercial paper and to fund larger acquisitions.

The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2006, the Company has unused capacity of approximately $1.2 billion under its current U.S. debt facilities and approximately $300 million under international debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

45     2006 ANNUAL REPORT

Stockholders’ Equity

The changes to stockholders’ equity during 2006 and 2005 were as follows:

IN THOUSANDS	2006	2005

Beginning balance	$7,546,895	$7,627,610
Net income	1,717,746	1,494,869
Cash dividends declared	(423,563)	(346,059)
Shares issued for acquisitions	162,898	—
Repurchases of common stock	(446,876)	(1,041,798)
Stock option and restricted stock activity	135,781	103,676
Adjustment to initially apply SFAS 158, net of tax	(180,037)	—
Currency translation adjustments	495,697	(296,248)
Minimum pension liability	8,967	4,845

Ending balance	$9,017,508	$7,546,895

The average exchange rates for the period used for translating the income statements of international businesses were essentially flat in 2006 with the average period rates in 2005, resulting in minimal foreign currency effect on the income statement. However, the change in foreign currency translation had a positive impact on the balance sheet as the end-of-year rates were higher in 2006 than the 2005 end-of-year rates, primarily driven by the strengthening of the euro during 2006.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company’s contractual obligations as of December 31, 2006 were as follows:

						2012 AND
						FUTURE
IN THOUSANDS	2007	2008	2009	2010	2011	YEARS

Total debt	$462,721	$158,248	$503,326	$6,250	$255,586	$32,200
Interest payments on notes and preferred debt securities	57,594	57,332	32,377	17,725	17,446	2,856
Minimum lease payments	115,519	91,468	65,569	45,125	30,934	64,169
Affordable housing capital obligations	14,092	13,612	13,978	13,262	3,244	—
Preferred stock of subsidiaries and related accrued dividends	69,200	—	—	—	—	—
Maximum venture capital contribution	11,677	—	—	—	—	—

	$730,803	$320,660	$615,250	$82,362	$307,210	$99,225

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

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $24.0 million at December 31, 2006. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $16.0 million at December 31, 2006. At December 31, 2006, the Company had open stand-by letters of credit of $127.0 million, substantially all of which expire in 2007. The Company had no other significant off-balance sheet commitments at December 31, 2006.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS     46

The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

			6.55%
	4.88%	5.75%	PREFERRED DEBT	6.875%
	NOTES DUE	NOTES DUE	SECURITIES DUE	NOTES DUE
IN THOUSANDS	DECEMBER 31, 2020	MARCH 1, 2009	DECEMBER 31, 2011	NOVEMBER 15, 2008

As of December 31, 2006:
Estimated cash outflow by year of principal maturity
2007	$10,630	$—	$—	$—
2008	5,472	—	—	150,000
2009	5,679	500,000	—	—
2010	5,713	—	—	—
2011	5,351	—	250,000	—
2012 and thereafter	16,603	—	—	—
Estimated fair value	53,047	505,200	262,118	154,050
Carrying value	49,448	497,048	249,776	149,966
As of December 31, 2005:
Total estimated cash outflow	$53,735	$500,000	$250,000	$150,000
Estimated fair value	53,563	512,015	267,205	157,742
Carrying value	53,735	496,687	249,739	149,947

Foreign Currency Risk

The Company operates in the United States and 48 other countries. In general, the Company’s products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2006 or 2005.

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

47     2006 ANNUAL REPORT

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company’s 2007 forecasts and assumptions, the adequacy of internally generated funds, future cash flows and income from equipment leases, the meeting of dividend payout objectives, payments under guarantees, the Company’s portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the outcome of outstanding legal proceedings and the impact of adopting FSP 13-2 and FIN 48. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, general industrial, automotive or food institutional and service markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS     48

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

ITW management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ David B. Speer	/s/ Ronald D. Kropp
Chairman & Chief Executive Officer	Senior Vice President & Chief Financial Officer
February 23, 2007	February 23, 2007

49     2006 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. and Subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, dated February 23, 2007, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of a company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
February 23, 2007

STATEMENT OF INCOME     50

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	2006	2005	2004

Operating Revenues	$14,055,049	$12,790,294	$11,583,250
Cost of revenues	9,077,321	8,350,372	7,576,343
Selling, administrative, and research and development expenses	2,432,248	2,215,149	2,024,661
Amortization and impairment of goodwill and other intangible assets	124,544	83,842	59,121

Operating Income	2,420,936	2,140,931	1,923,125
Interest expense	(85,607)	(94,597)	(77,556)
Investment income	78,608	126,278	142,621
Other income	31,309	8,957	11,215

Income from Continuing Operations Before Income Taxes	2,445,246	2,181,569	1,999,405
Income taxes	727,500	686,700	659,800

Income from Continuing Operations	1,717,746	1,494,869	1,339,605
Loss from Discontinued Operations	—	—	(911)

Net Income	$1,717,746	$1,494,869	$1,338,694

Net Income Per Share:
Basic	$3.04	$2.62	$2.21

Diluted	$3.01	$2.60	$2.20

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2006	2005	2004

Beginning Balance	$9,112,328	$7,963,518	$6,937,110
Net income	1,717,746	1,494,869	1,338,694
Cash dividends declared	(423,563)	(346,059)	(312,286)

Ending Balance	$10,406,511	$9,112,328	$7,963,518

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2006	2005	2004

Net Income	$1,717,746	$1,494,869	$1,338,694
Other Comprehensive Income:
Foreign currency translation adjustments	495,697	(296,248)	306,653
Minimum pension liability adjustments	14,650	4,640	(5,009)
Income tax related to minimum pension liability adjustments	(5,683)	205	1,960

Comprehensive Income	$2,222,410	$1,203,466	$1,642,298

The Notes to Financial Statements are an integral part of these statements.

51     2005 ANNUAL REPORT

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

	DECEMBER 31
IN THOUSANDS EXCEPT SHARES	2006	2005

Assets
Current Assets:
Cash and equivalents	$590,207	$370,417
Trade receivables	2,471,273	2,098,276
Inventories	1,482,508	1,203,063
Deferred income taxes	196,860	168,739
Prepaid expenses and other current assets	465,557	271,110

Total current assets	5,206,405	4,111,605

Plant and Equipment:
Land	193,328	156,975
Buildings and improvements	1,374,926	1,210,133
Machinery and equipment	3,594,057	3,235,571
Equipment leased to others	149,682	155,565
Construction in progress	96,853	92,934

	5,408,846	4,851,178
Accumulated depreciation	(3,355,389)	(3,044,069)

Net plant and equipment	2,053,457	1,807,109

Investments	595,083	896,487
Goodwill	4,025,053	3,009,011
Intangible Assets	1,113,634	669,927
Deferred Income Taxes	116,245	45,269
Other Assets	770,562	906,235

	$13,880,439	$11,445,643

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$462,721	$252,899
Accounts payable	707,656	560,078
Accrued expenses	1,187,526	1,013,940
Cash dividends payable	117,337	92,620
Income taxes payable	161,344	81,194

Total current liabilities	2,636,584	2,000,731

Noncurrent Liabilities:
Long-term debt	955,610	958,321
Deferred income taxes	259,159	—
Other	1,011,578	939,696

Total noncurrent liabilities	2,226,347	1,898,017

Stockholders’ Equity:
Common stock:
Issued—630,900,742 shares in 2006 and 624,086,578 shares in 2005	6,309	3,120
Additional paid-in-capital	1,378,587	1,082,611
Income reinvested in the business	10,406,511	9,112,328
Common stock held in treasury	(3,220,538)	(2,773,176)
Accumulated other comprehensive income	446,639	122,012

Total stockholders’ equity	9,017,508	7,546,895

	$13,880,439	$11,445,643

The Notes to Financial Statements are an integral part of this statement.

STATEMENT OF CASH FLOW     52

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2006	2005	2004

Cash Provided by (Used for) Operating Activities:
Net income	$1,717,746	$1,494,869	$1,338,694
Adjustments to reconcile net income to cash provided by operating activities:
Loss from discontinued operations	—	—	911
Depreciation	319,362	299,232	294,162
Amortization and impairment of goodwill and other intangible assets	124,544	83,842	59,121
Change in deferred income taxes	167,003	69,745	143,214
Provision for uncollectible accounts	8,727	7,156	391
Loss on sale of plant and equipment	1,149	4,289	4,710
Income from investments	(78,608)	(126,278)	(142,621)
(Gain) loss on sale of operations and affiliates	(16,795)	8,548	(8)
Stock compensation expense	34,781	64,144	32,514
Other non-cash items, net	510	(1,875)	9,740
Change in assets and liabilities:
(Increase) decrease in—
Trade receivables	(45,581)	(58,902)	(128,868)
Inventories	(60,204)	104,419	(177,052)
Prepaid expenses and other assets	(63,930)	(82,280)	(123,532)
Increase (decrease) in—
Accounts payable	10,941	(39,216)	31,947
Accrued expenses and other liabilities	1,314	35,491	35,056
Income taxes receivable and payable	(55,261)	(16,647)	153,457
Other, net	330	5,006	4,961

Net cash provided by operating activities	2,066,028	1,851,543	1,536,797

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(1,378,708)	(626,922)	(587,783)
Additions to plant and equipment	(301,006)	(293,102)	(282,560)
Purchases of investments	(25,347)	(120,240)	(64,442)
Proceeds from investments	367,365	220,082	85,412
Proceeds from sale of plant and equipment	14,190	33,860	23,378
Proceeds from sale of operations and affiliates	40,303	1,475	6,495
Other, net	8,788	(4,559)	3,407

Net cash used for investing activities	(1,274,415)	(789,406)	(816,093)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(398,846)	(335,092)	(304,581)
Issuance of common stock	78,969	24,563	79,108
Repurchases of common stock	(446,876)	(1,041,798)	(1,729,806)
Net proceeds of short-term debt	194,896	44,406	134,019
Proceeds from long-term debt	177	58,661	97
Repayments of long-term debt	(16,632)	(9,941)	(6,629)
Excess tax benefits from share-based compensation	13,086	12,879	—
Repayment of preferred stock of subsidiary	—	(20,000)	—

Net cash used for financing activities	(575,226)	(1,266,322)	(1,827,792)

Effect of Exchange Rate Changes on Cash and Equivalents	3,403	(92,788)	89,995

Cash and Equivalents:
Increase (decrease) during the year	219,790	(296,973)	(1,017,093)
Beginning of year	370,417	667,390	1,684,483

End of year	$590,207	$370,417	$667,390

Cash Paid During the Year for Interest	$75,026	$99,115	$73,393

Cash Paid During the Year for Income Taxes	$646,647	$622,451	$339,334

Liabilities Assumed from Acquisitions	$448,561	$270,726	$150,913

The Notes to Financial Statements are an integral part of this statement. See the Acquisitions note for information regarding non-cash transactions.

53      2006 ANNUAL REPORT

Notes to Financial Statements
The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.
Illinois Tool Works Inc. (the “Company” or “ITW”) is a worldwide manufacturer of highly engineered products and specialty systems. The Company primarily serves the construction, general industrial, automotive and food institutional and service markets.
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
Acquisitions—The Company accounts for acquisitions under the purchase method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition. Acquisitions in the following years, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position. Summarized information related to acquisitions is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2006	2005	2004

Number of acquisitions	53	22	24
Net cash paid during the year	$1,378,708	$626,922	$587,783
Value of shares issued for acquisitions	$162,898	$—	$1,628
The Company’s only significant non-cash transaction during 2006 related to the exchange of the Company’s common stock as consideration for an acquisition. There were no significant non-cash transactions in 2005 and 2004.
The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2006, 2005 and 2004 were as follows:

	2006		2005		2004
	WEIGHTED		WEIGHTED		WEIGHTED
	AVERAGE	PREMIUM	AVERAGE	PREMIUM	AVERAGE	PREMIUM
IN THOUSANDS EXCEPT FOR WEIGHTED-AVERAGE LIVES (YEARS)	LIFE	RECORDED	LIFE	RECORDED	LIFE	RECORDED

Goodwill		$774,661		$296,311		$219,010
Amortizable Intangible Assets:
Customer lists and relationships	10.1	287,371	12.0	112,328	11.9	83,643
Patents & proprietary technology	11.0	90,730	10.5	29,079	7.2	16,738
Trademarks and brands	15.6	75,040	14.4	50,174	17.1	26,933
Software	6.2	78,432	7.1	24,006	4.7	50,906
Noncompete agreements	4.1	19,081	2.0	6,424	4.2	10,181
Other	1.2	9,414	1.0	7,268	2.6	2,005

Total Amortizable Intangible Assets	10.1	560,068	11.2	229,279	9.8	190,406
Indefinite-lived Intangible Assets:
Trademarks and brands		4,170		30,980		29,170

Total Premium Recorded		$1,338,899		$556,570		$438,586

NOTES TO FINANCIAL STATEMENTS     54

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $78,923,000 in 2006, $77,005,000 in 2005 and $102,301,000 in 2004 will be tax deductible. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets, primarily due to the completion of valuations.
Operating Revenues are recognized when the risks and rewards of ownership are transferred to the customer, which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2006, 2005 or 2004.
Research and Development Expenses are recorded as expense in the year incurred. These costs were $144,914,000 in 2006, $127,871,000 in 2005 and $123,486,000 in 2004.
Rental Expense was $120,842,000 in 2006, $117,585,000 in 2005 and $108,450,000 in 2004. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS

2007	$115,519
2008	91,468
2009	65,569
2010	45,125
2011	30,934
2012 and future years	64,169

$412,784

Advertising Expenses are recorded as expense in the year incurred. These costs were $98,660,000 in 2006, $80,059,000 in 2005 and $81,113,000 in 2004.
Investment Income by investment category for the periods ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Mortgage investments	$40,146	$84,193	$81,028
Venture capital limited partnership	23,001	11,629	19,267
Leases of equipment	4,898	15,468	25,762
Property developments	900	6,774	7,445
Other	9,663	8,214	9,119

	$78,608	$126,278	$142,621

Other Income (Expense) consisted of the following:

IN THOUSANDS	2006	2005	2004

Interest income	$30,900	$27,861	$25,614
Gain (loss) on sale of operations and affiliates	16,795	(8,548)	8
Loss on sale of plant and equipment	(1,149)	(4,289)	(4,710)
Loss on foreign currency transactions	(9,741)	(3,447)	(9,810)
Other, net	(5,496)	(2,620)	113

	$31,309	$8,957	$11,215

55     2006 ANNUAL REPORT

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2006	2005	2004

U.S. federal income taxes:
Current	$363,233	$399,629	$250,887
Deferred	77,391	80,571	117,526
Benefit of net operating loss carryforwards	—	(54,248)	(4,204)
Tax benefit related to stock recorded through equity	20,551	13,740	36,322

	$461,175	$439,692	$400,531

Foreign income taxes:
Current	$275,070	$160,545	$226,699
Deferred	9,617	36,170	51,129
Benefit of net operating loss carryforwards	(58,273)	(7,047)	(51,425)

	$226,414	$189,668	$226,403

State income taxes:
Current	$42,330	$53,901	$43,297
Deferred	(3,898)	9,685	(2,719)
Benefit of net operating loss carryforwards	—	(7,476)	(11,014)
Tax benefit related to stock recorded through equity	1,479	1,230	3,302

	39,911	57,340	32,866

	$727,500	$686,700	$659,800

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2006	2005	2004

Domestic	$1,494,242	$1,402,767	$1,354,301
Foreign	951,004	778,802	645,104

	$2,445,246	$2,181,569	$1,999,405

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2006	2005	2004

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.1	1.7	1.5
Differences between U.S. federal statutory and foreign tax rates	(1.1)	(1.1)	(0.6)
Nontaxable foreign interest income	(2.3)	(2.4)	(1.6)
Tax effect of foreign dividends	0.2	1.0	0.1
Tax relief for U.S. manufacturers	(0.5)	(0.4)	—
Other, net	(2.6)	(2.3)	(1.4)

Effective tax rate	29.8%	31.5%	33.0%

In 2004, the Company recorded a deferred tax liability of $25,000,000 to reflect the estimated tax cost of the minimum foreign dividends repatriated under the American Jobs Creation Act during 2005. During 2005, the Company repatriated foreign dividends of $1,404,000,000 and incurred an additional tax cost of $17,400,000. Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $2,900,000,000 and $2,000,000,000 as of December 31, 2006 and 2005, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

NOTES TO FINANCIAL STATEMENTS     56

The components of deferred income tax assets and liabilities at December 31, 2006 and 2005 were as follows:

	2006		2005
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY

Goodwill and intangible assets	$132,906	$(497,597)	$125,758	$(279,206)
Inventory reserves, capitalized tax cost and LIFO inventory	41,500	(18,636)	34,945	(18,693)
Investments	45,163	(220,360)	109,356	(301,276)
Plant and equipment	16,550	(95,896)	13,181	(89,532)
Accrued expenses and reserves	129,250	—	128,044	—
Employee benefit accruals	303,579	—	257,709	—
Foreign tax credit carryforwards	76,855	—	66,749	—
Net operating loss carryforwards	345,531	—	252,663	—
Capital loss carryforwards	67,092	—	104,786	—
Allowances for uncollectible accounts	12,439	—	10,794	—
Prepaid pension assets	—	(29,776)	—	(93,770)
Other	71,403	(38,650)	94,046	(26,758)

Gross deferred income tax assets (liabilities)	1,242,268	(900,915)	1,198,031	(809,235)
Valuation allowances	(287,407)	—	(174,788)	—

Total deferred income tax assets (liabilities)	$954,861	$(900,915)	$1,023,243	$(809,235)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2006 and 2005 relate primarily to certain net operating loss carryforwards and capital loss carryforwards. Included in the total valuation allowances at December 31, 2006 were allowances of $90,395,000 that relate to acquired net operating loss carryforwards that, if adjusted in the future, would reduce goodwill.

At December 31, 2006, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS

2007	$3,637
2008	19,627
2009	7,161
2010	11,196
2011	9,707
2012	14,291
2013	8,506
2014	519
2015	1,534
2016	3,759
2017	—
2018	6,438
2019	23,479
2020	69,029
2021	87,699
2022	39,600
2023	64,228
2024	65,453
2025	14,331
Do not expire	536,611

$986,805

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns, and provides guidance on derecognition, classification, and interest and penalties, related to uncertain tax positions. FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company does not anticipate the adoption of FIN 48 will materially affect the Company’s financial position or results of operations.

57     2006 ANNUAL REPORT

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

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2006	2005	2004

Income from continuing operations	$1,717,746	$1,494,869	$1,339,605

Income from continuing operations per share—Basic:
Weighted average common shares	565,632	571,058	604,752

Income from continuing operations per share—Basic	$3.04	$2.62	$2.22

Income from continuing operations per share—Diluted:
Weighted average common shares	565,632	571,058	604,752
Effect of dilutive stock options and restricted stock	4,260	4,376	4,950

Weighted average common shares assuming dilution	569,892	575,434	609,702

Income from continuing operations per share—Diluted	$3.01	$2.60	$2.20

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2006	2005	2004

Weighted average shares issuable under antidilutive options	7,759	4,787	384
Weighted average exercise price per share	$45.14	$47.12	$47.08

Cash and Equivalents included interest-bearing instruments of $234,310,000 at December 31, 2006 and $143,306,000 at December 31, 2005. Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Beginning balance	$(51,178)	$(56,205)	$(62,364)
Provision charged to expense	(8,727)	(7,156)	(391)
Write-offs, net of recoveries	10,465	14,392	14,236
Acquisitions and divestitures	(8,658)	(5,931)	(4,285)
Other	(3,551)	3,722	(3,401)

Ending balance	$(61,649)	$(51,178)	$(56,205)

Inventories at December 31, 2006 and 2005 were as follows:

IN THOUSANDS	2006	2005

Raw material	$470,032	$340,748
Work-in-process	166,946	136,557
Finished goods	845,530	725,758

	$1,482,508	$1,203,063

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 29% and 33% of total inventories as of December 31, 2006 and 2005, respectively. The first-in, first-out (“FIFO”) method, which approximates current cost, is used for all other inventories. If the FIFO method was used for all inventories, total inventories would have been approximately $154,928,000 and $135,848,000 higher than reported at December 31, 2006 and 2005, respectively.

NOTES TO FINANCIAL STATEMENTS     58

Prepaid Expenses and Other Current Assets as of December 31, 2006 and 2005 were as follows:

IN THOUSANDS	2006	2005

Income tax refunds	$261,792	$108,242
Insurance	44,271	45,753
Value-added-tax receivables	40,177	27,379
Other	119,317	89,736

	$465,557	$271,110

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation was $319,362,000 in 2006, $299,232,000 in 2005 and $294,162,000 in 2004, and was reflected primarily in cost of revenues. Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005

Leases of equipment	$310,598	$309,437
Mortgage investments	—	292,370
Affordable housing limited partnerships	114,594	131,827
Venture capital limited partnership	91,365	91,522
Prepaid forward contract	29,778	28,376
Properties held for sale	29,039	26,920
Property developments	19,709	16,035

	$595,083	$896,487

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2006 and 2005 were as shown below:

IN THOUSANDS	2006	2005

Leveraged, direct financing and sales-type leases:
Gross lease contracts receivable, net of nonrecourse debt service	$155,774	$156,393
Estimated residual value of leased assets	248,119	248,119
Unearned income	(105,914)	(108,389)

	297,979	296,123

Equipment under operating leases	12,619	13,314

	$310,598	$309,437

Deferred tax liabilities related to leveraged and direct financing leases were $213,267,000 and $295,064,000 at December 31, 2006 and 2005, respectively.

The investment in leases of equipment at December 31, 2006 and 2005 relates to the following types of equipment:

IN THOUSANDS	2006	2005

Telecommunications	$196,348	$196,348
Air traffic control	70,280	68,268
Aircraft	43,033	43,480
Manufacturing	937	1,341

	$310,598	$309,437

59      2006 ANNUAL REPORT

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

The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2006, 2005 and 2004 were as shown below:

IN THOUSANDS	2006	2005	2004

Lease income before income taxes	$2,567	$13,890	$24,326
Investment tax credits recognized	133	250	296
Income tax expense	(948)	(5,197)	(9,014)

	$1,752	$8,943	$15,608

Unearned income is recognized as lease income over the life of the lease based on the effective yield of the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.

In July 2006, the FASB issued FASB Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (“FSP 13-2”). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. FSP 13-2 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The adoption of FSP 13-2 is not expected to have a material effect on the Company’s financial position or results of operations.

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into 10-year swap agreements and other related agreements whereby a third party received the portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. The mortgage entities entered into the swaps and other related agreements in order to reduce their real estate, credit and interest rate risks relative to the mortgage-related assets and related nonrecourse notes payable.

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1995 mortgage investment transaction (the “First Mortgage Transaction”) were sold and the swap and other related agreements were terminated. The Company received $150,800,000 for its share of the disposition proceeds and paid $32,000,000 for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there are no remaining assets or liabilities related to the First Mortgage Transaction.

In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the “Second Mortgage Transaction”) were sold and the swap and other related agreements were terminated . In December 2006, the Company received $157,115,000 for its share of the disposition proceeds related to the Second Mortgage Transaction and in January 2007, the Company paid $34,600,000 for the redemption of preferred stock of a subsidiary and related accrued dividends.

In December 2006, all remaining mortgage-related assets pertaining to the 1997 mortgage investment transaction (the “Third Mortgage Transaction”) were also sold and the swap and other related agreements were terminated. In December 2006, the Company received $168,567,000 for its share of the disposition proceeds related to the Third Mortgage Transaction and in January 2007, the Company paid $34,600,000 for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments, there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.

NOTES TO FINANCIAL STATEMENTS     60

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

The property development partnerships and affordable housing limited partnerships in which the Company has invested are considered variable interest entities under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). Because the Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to these variable interest entities, the Company does not consolidate those entities. The Company’s maximum exposure to loss related to the property development investments and affordable housing investments is $27,334,000 and $114,594,000, respectively, as of December 31, 2006.

Cash Flows

Cash flows related to investments during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Cash used to purchase investments:
Affordable housing limited partnerships	$(17,814)	$(80,822)	$(28,449)
Property developments	(4,885)	(11,976)	(3,918)
Venture capital limited partnership	(1,926)	(27,242)	(28,007)
Other	(722)	(200)	(4,068)

	$(25,347)	$(120,240)	$(64,442)

Cash proceeds from investments:
Mortgage investments	$333,976	$172,288	$26,187
Venture capital limited partnership	25,085	22,683	19,428
Leases of equipment	4,467	8,685	8,041
Property developments	2,073	13,805	13,810
Properties held for sale	1,698	2,600	17,888
Other	66	21	58

	$367,365	$220,082	$85,412

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

As of January 1, 2006, the Company had assigned its recorded goodwill and intangible assets to approximately 375 of its then 700 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit’s goodwill and the carrying value of the goodwill.

61     2006 ANNUAL REPORT

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Goodwill:
Impairment	$14,793	$9,650	$11,492
Intangible Assets:
Amortization	106,766	69,143	37,409
Impairment	2,985	5,049	10,220

	$124,544	$83,842	$59,121

In 2006, the Company recorded impairment charges of $17,778,000. The goodwill impairment charges of $14,793,000 were primarily related to a U.S. construction joist business, a Canadian stretch packaging equipment business, a European food equipment business, a U.S. thermal transfer ribbon business and an Asian construction business, and resulted from lower estimated future cash flows than previously expected. Also in 2006, intangible asset impairments of $2,985,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets primarily related to a U.S. welding components business in the Specialty Systems—North America segment and a U.S. contamination control business in the Engineered Products—North America segment.

In 2005, the Company recorded goodwill impairment charges of $9,650,000, which were primarily related to a Canadian stretch packaging equipment business and a U.S. welding components business, and resulted from lower estimated future cash flows than previously expected. Also in 2005, intangible asset impairments of $5,049,000 were recorded to reduce to estimated fair value the carrying value of trademarks, patents and customer-related intangible assets related to a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

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

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006 and 2005 were as follows:

	ENGINEERED	ENGINEERED	SPECIALTY	SPECIALTY
	PRODUCTS	PRODUCTS	SYSTEMS	SYSTEMS
IN THOUSANDS	NORTH AMERICA	INTERNATIONAL	NORTH AMERICA	INTERNATIONAL	TOTAL

Balance, December 31, 2004	$620,928	$592,078	$849,213	$690,834	$2,753,053
2005 activity:
Acquisitions	85,934	20,559	79,967	101,823	288,283
Impairment write-offs	—	(80)	(9,559)	(11)	(9,650)
Foreign currency translation	102	(13,192)	178	(9,763)	(22,675)
Intersegment goodwill transfers	17,889	(17,889)	(2,283)	2,283	—

Balance, December 31, 2005	724,853	581,476	917,516	785,166	3,009,011
2006 activity:
Acquisitions and divestitures	230,737	45,837	395,586	88,554	760,714
Impairment write-offs	(4,504)	(1,682)	(6,344)	(2,263)	(14,793)
Foreign currency translation	(2,084)	103,854	22,416	145,935	270,121
Intersegment goodwill transfers	3,146	17,643	(3,146)	(17,643)	—

Balance, December 31, 2006	$952,148	$747,128	$1,326,028	$999,749	$4,025,053

NOTES TO FINANCIAL STATEMENTS     62

Intangible assets as of December 31, 2006 and 2005 were as follows:

	2006			2005
		ACCUMULATED			ACCUMULATED
IN THOUSANDS	COST	AMORTIZATION	NET	COST	AMORTIZATION	NET

Amortizable Intangible Assets:
Customer lists and relationships	$540,802	$(63,394)	$477,408	$219,879	$(30,865)	$189,014
Patents and proprietary technology	239,237	(80,788)	158,449	167,887	(66,392)	101,495
Trademarks and brands	192,871	(25,104)	167,767	113,402	(14,613)	98,789
Software	182,895	(62,747)	120,148	101,562	(18,972)	82,590
Noncompete agreements	109,563	(70,758)	38,805	87,977	(59,335)	28,642
Other	71,669	(60,771)	10,898	56,693	(45,750)	10,943

Total Amortizable Intangible Assets	1,337,037	(363,562)	973,475	747,400	(235,927)	511,473
Indefinite-lived Intangible Assets:
Trademarks and brands	140,159	—	140,159	158,454	—	158,454

Total Intangible Assets	$1,477,196	$(363,562)	$1,113,634	$905,854	$(235,927)	$669,927

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS

2007	$133,791
2008	121,689
2009	109,924
2010	101,246
2011	96,238

Other Assets as of December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005

Cash surrender value of life insurance policies	$318,771	$298,190
Prepaid pension assets	257,537	430,862
Customer tooling	47,520	45,602
Noncurrent receivables	41,788	27,609
Other	104,946	103,972

	$770,562	$906,235

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The major domestic plan covers a substantial portion of its U.S. employees and provides benefits based on years of service and final average salary. Beginning January 1, 2007, the major domestic defined benefit plan was closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in this plan will be eligible for additional Company contributions under the existing defined contribution retirement plan.

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

63     2006 ANNUAL REPORT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), (“SFAS 158”). On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180,037,000 in 2006 to recognize the funded status of its benefit plans. As a result, the Company recognized the following adjustments in the statement of financial position at December 31, 2006:

	BEFORE		AFTER
	APPLICATION OF		APPLICATION OF
IN THOUSANDS	SFAS 158	ADJUSTMENTS	SFAS 158

Current deferred income tax assets	$203,342	$(6,482)	$196,860
Noncurrent deferred income tax assets	138,083	(21,838)	116,245
Other noncurrent assets	978,147	(207,585)	770,562
Accrued expenses	1,198,426	(10,900)	1,187,526
Noncurrent deferred income tax liabilities	421,192	(162,033)	259,159
Other noncurrent liabilities	894,513	117,065	1,011,578
Accumulated other comprehensive income	626,676	(180,037)	446,639

Effective for the 2008 fiscal year, SFAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the September 30 measurement date that the Company presently uses.

Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans was as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2006	2005	2004	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$107,335	$84,929	$78,991	$16,747	$12,945	$13,471
Interest cost	97,044	85,713	82,518	32,330	30,293	34,666
Expected return on plan assets	(137,866)	(124,382)	(118,024)	(7,982)	(5,754)	(3,466)
Amortization of actuarial loss	25,036	8,591	5,074	21,126	1,246	5,595
Amortization of prior service cost (income)	(2,170)	(2,277)	(2,304)	6,269	6,736	6,736
Amortization of transition amount	64	(18)	(139)	—	—	—
Settlement/curtailment loss	2,624	195	59	—	—	—

Net periodic benefit cost	$92,067	$52,751	$46,175	$68,490	$45,466	$57,002

The estimated cost (income) from the items below that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

		OTHER
		POSTRETIREMENT
IN THOUSANDS	PENSION	BENEFITS

Net loss	$19,966	$2,022

Prior service cost (income)	$(2,350)	$6,261

Net transition obligation	$29	$—

NOTES TO FINANCIAL STATEMENT     64

	PENSION		OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2006	2005	2006	2005

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$1,879,661	$1,589,256	$606,022	$546,112
Service cost	107,335	84,929	16,747	12,945
Interest cost	97,044	85,713	32,330	30,293
Plan participants’ contributions	5,606	2,583	15,850	15,565
Amendments	2,685	1,306	—	(16,212)
Actuarial (gain) loss	(18,494)	125,819	(70,765)	64,880
Acquisitions	7,309	119,080	—	—
Benefits paid	(130,078)	(112,287)	(44,972)	(47,561)
Medicare subsidy received	—	—	2,612	—
Liabilities (to) from other plans	2,813	24,326	(480)	—
Foreign currency translation	73,755	(41,064)	—	—

Benefit obligation at end of period	$2,027,636	$1,879,661	$557,344	$606,022

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$1,773,574	$1,491,574	$103,528	$65,204
Actual return on plan assets	193,206	220,829	13,771	4,321
Acquisitions	—	86,619	—	—
Company contributions	89,382	103,157	61,063	65,999
Plan participants’ contributions	5,606	2,583	15,850	15,565
Benefits paid	(130,078)	(112,287)	(44,972)	(47,561)
Assets from other plans	1,975	8,400	—	—
Foreign currency translation	52,751	(27,301)	—	—

Fair value of plan assets at end of period	$1,986,416	$1,773,574	$149,240	$103,528

Funded status	$(41,220)	$(106,087)	$(408,104)	$(502,494)
Unrecognized net actuarial loss	—	367,932	—	131,316
Unrecognized prior service cost (income)	—	(6,435)	—	36,050
Unrecognized net transition amount	—	2,341	—	—
Contributions after measurement date	49,694	2,460	30,214	35,895
Other immaterial plans	(18,244)	(17,262)	(7,579)	(2,169)

Net asset (liability) at end of year	$(9,770)	$242,949	$(385,469)	$(301,402)

The amounts recognized in the statement of financial position as of December 31 consisted of:
Noncurrent assets	$257,537	$424,165	$—	$—
Current liabilities	(13,111)	—	(11,139)	(34,348)
Noncurrent liabilities	(254,196)	(235,625)	(374,330)	(267,054)
Intangible asset for minimum pension liability	—	6,697	—	—
Accumulated other comprehensive loss for minimum pension liability	—	47,712	—	—

Net asset (liability) at end of year	$(9,770)	$242,949	$(385,469)	$(301,402)

The pre-tax amounts recognized in accumulated other comprehensive income consist of:
Net loss	$279,500		$27,427
Prior service cost (income)	(1,289)		38,788
Net transition obligation	2,386		—

	$280,597		$66,215

Accumulated benefit obligation for all significant defined benefit pension plans	$1,778,146	$1,653,854

Plans with accumulated benefit obligation in excess of plan assets as of September 30:
Projected benefit obligation	$334,142	$349,916

Accumulated benefit obligation	$300,697	$324,128

Fair value of plan assets	$102,609	$137,669

65     2006 ANNUAL REPORT

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
	2006	2005	2004	2006	2005	2004

Weighted-average assumptions used to determine benefit obligations at September 30:
Discount rate	5.50%	5.30%	5.67%	5.95%	5.50%	5.75%
Rate of compensation increases	4.26	4.20	4.35	—	—	—
Weighted-average assumptions used to determine net cost for years ended December 31:
Discount rate	5.30%	5.67%	5.90%	5.50%	5.75%	6.00%
Expected return on plan assets	8.33	7.99	7.99	7.00	7.00	7.00
Rate of compensation increases	4.20	4.35	4.32	—	—	—

The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the primary postretirement health care plan was developed from similar factors as the pension plans less insurance costs and mortality charges.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2006	2005	2004

Health care cost trend rate assumed for the next year	11.00%	10.00%	10.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2014	2010	2009

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

IN THOUSANDS	1-PERCENTAGE- POINT INCREASE	1-PERCENTAGE- POINT DECREASE

Effect on total of service and interest cost components for 2006	$1,551	$(1,757)
Effect on postretirement benefit obligation at September 30, 2006	$20,793	$(21,611)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company’s significant pension plans at September 30, 2006 and 2005 were as follows:

		PERCENTAGE OF PLAN
		ASSETS AT SEPTEMBER 30
ASSET CATEGORY	TARGET ALLOCATION	2006	2005

Equity securities	60 - 75%	67%	67%
Debt securities	20 - 35	29	29
Real estate	0 - 1	1	1
Other	0 - 10	3	3

		100%	100%

The Company’s overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers with a focus on total return. Additionally, the Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company’s postretirement health care plans are invested in life insurance policies. The Company’s overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable rate of return while preserving capital and are exempt from U.S. federal income taxes.

NOTES TO FINANCIAL STATEMENT     66

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $82,400,000 to its pension plans and $61,700,000 to its other postretirement benefit plans in 2007.

The Company’s portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

IN THOUSANDS	PENSION	OTHER POSTRETIREMENT BENEFITS

2007	$158,426	$37,654
2008	160,085	38,757
2009	165,262	40,985
2010	171,268	43,372
2011	174,942	45,817
Years 2012-2016	924,462	238,922

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company’s expense for these plans was $44,698,000 in 2006, $37,367,000 in 2005 and $37,231,000 in 2004.

Short-Term Debt as of December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005

Bank overdrafts	$45,259	$53,487
Commercial paper	200,340	94,488
European facilities	184,996	—
European demand note	—	74,283
Current maturities of long-term debt	16,684	12,090
Other borrowings by foreign subsidiaries	15,442	18,551

	$462,721	$252,899

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 5.3% at December 31, 2006 and 4.3% at December 31, 2005.

The Company had five European short-term credit facilities with combined maximum available borrowings of €188,700,000 as of December 31, 2006. The facilities had a weighted average interest rate of 3.9% at December 31, 2006.

In December 2005, the Company issued a €63,000,000 demand note in order to obtain cash for dividend repatriation to the United States. The demand note had an interest rate of 2.7% and was repaid in 2006.

The weighted average interest rate on other borrowings by foreign subsidiaries was 2.4% at December 31, 2006 and 3.1% at December 31, 2005.

In June 2006, the Company entered into a $600,000,000 Line of Credit Agreement with a termination date of June 15, 2007. In November 2006, the Company exercised a provision which provided for an increase in the aggregate commitment by $200,000,000 to a total of $800,000,000. No amounts were outstanding under this facility at December 31, 2006.

Accrued Expenses as of December 31, 2006 and 2005 consisted of accruals for:

IN THOUSANDS	2006	2005

Compensation and employee benefits	$416,124	$367,804
Deferred revenue and customer deposits	173,036	119,505
Rebates	125,715	111,589
Warranties	70,119	70,882
Preferred stock of subsidiaries and related accrued dividends	69,200	—
Current portion of pension and other postretirement benefit obligations	24,250	34,348
Current portion of affordable housing capital obligations	14,092	14,040
Other	294,990	295,772

	$1,187,526	$1,013,940

In connection with each of the three commercial mortgage transactions, various subsidiaries of the Company issued $20,000,000 of preferred stock. Dividends on this preferred stock are cumulative and accrue at a rate of 7.3% on the second and third $20,000,000 issuances. The accrued dividends are included in interest expense. In 2005, the Company redeemed the first preferred stock issuance for $20,000,000 and paid accrued dividends of $12,000,000. The Company redeemed the second and third preferred stock issuances and paid accrued dividends on January 2, 2007.

67     2006 ANNUAL REPORT

The changes in accrued warranties during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Beginning balance	$70,882	$79,020	$69,415
Charges	(51,300)	(52,258)	(47,760)
Provision charged to expense	45,418	42,276	55,065
Acquisitions and divestitures	3,176	3,646	705
Foreign currency translation	1,943	(1,802)	1,595

Ending balance	$70,119	$70,882	$79,020

Long-Term Debt at December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005

6.875% notes due November 15, 2008	$149,966	$149,947
5.75% notes due March 1, 2009	497,048	496,687
6.55% preferred debt securities due December 31, 2011	249,776	249,739
4.88% preferred debt securities due December 31, 2020	49,448	53,735
Other borrowings	26,056	20,303

	972,294	970,411
Current maturities	(16,684)	(12,090)

	$955,610	$958,321

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $4,084,000 at December 31, 2006 and $7,795,000 at December 31, 2005.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $8,152,000 at December 31, 2006 and $15,328,000 at December 31, 2005. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 7.33% at December 31, 2006 and 6.37% at December 31, 2005. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $12,342,000 at December 31, 2006 and $17,466,000 at December 31, 2005.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The estimated fair value of the securities exceeded the carrying value by approximately $3,599,000 at December 31, 2006. The carrying value of the notes exceeded the estimated fair value by approximately $172,000 at December 31, 2005.

In 2005, the Company entered into a $350,000,000 revolving credit facility (“RCF”) with a termination date of June 17, 2010. This RCF was replaced on June 16, 2006 by a $350,000,000 RCF with a termination date of June 16, 2011. No amounts were outstanding under this facility at December 31, 2006.

The Company’s debt agreements’ financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company’s total debt, including guarantees, was 15% of total capitalization as of December 31, 2006, which was in compliance with these covenants.

Other debt outstanding at December 31, 2006, bears interest at rates ranging from 2.6% to 12.6%, with maturities through the year 2029.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS

2008	$158,248
2009	503,326
2010	6,250
2011	255,586
2012 and future years	32,200

$955,610

NOTES TO FINANCIAL STATEMENTS     68

In connection with forming joint ventures, the Company has provided debt guarantees of $24,000,000 at December 31, 2006 and $30,000,000 at December 31, 2005. The Company has recorded liabilities related to these guarantees of $16,000,000 at December 31, 2006 and $14,000,000 at December 31, 2005.

At December 31, 2006, the Company had open stand-by letters of credit of $127,000,000, substantially all of which expire in 2007. At December 31, 2005, the Company had open stand-by letters of credit of $107,000,000, substantially all of which expired in 2006.

Other Noncurrent Liabilities at December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005

Postretirement benefit obligation	$374,330	$267,054
Pension benefit obligation	254,196	235,625
Affordable housing capital obligations	44,096	58,105
Preferred stock of subsidiaries and related accrued dividends	—	64,820
Other	338,956	314,092

	$1,011,578	$939,696

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

The noncurrent portion of the Company’s capital contributions to the affordable housing limited partnerships are expected to be paid as follows:

IN THOUSANDS

2008	$13,612
2009	13,978
2010	13,262
2011	3,244

$44,096

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

Wilsonart International, Inc. (“Wilsonart”), a wholly-owned subsidiary of the Company, was a defendant in a consolidated class action lawsuit filed in 2000 in federal district court in White Plains, New York on behalf of direct purchasers of high-pressure laminate. The complaint alleged that Wilsonart participated in a conspiracy with competitors to fix, raise, maintain or stabilize prices for high pressure laminate between 1994 and 2000 and sought injunctive relief and treble damages. On May 24, 2006, after a two month trial, a federal jury unanimously rendered a verdict in favor of Wilsonart. Judgment was entered on the verdict, and that judgment is now final. Indirect purchasers of high-pressure laminate had filed similar purported class action cases under various state antitrust and consumer protection laws in 13 states and the District of Columbia, all of which cases have been voluntarily dismissed by the plaintiffs.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

69     2006 ANNUAL REPORT

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2006, 2005 and 2004 are shown below. On May 5, 2006, the stockholders approved an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 350,000,000 shares to 700,000,000 shares in order to affect a two-for-one split of the Company’s common stock, with a distribution date of May 25, 2006, at a rate of one additional share for each common share held by stockholders of record on May 18, 2006. All per share data in this report has been restated to reflect the stock split.

			ADDITIONAL
	COMMON STOCK		PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT

Balance, December 31, 2003	308,877,225	$3,089	$825,924	(240,740)	$(1,648)
During 2004—
Shares issued for stock options	2,146,718	22	97,607	(27,867)	(2,568)
Shares surrendered on exercise of stock options and vesting of restricted stock	(201,639)	(2)	(18,518)	27,867	2,568
Stock compensation expense	—	—	32,514	—	—
Tax benefits related to stock options and restricted stock	—	—	37,747	—	—
Shares issued for acquisitions	19,257	—	1,628	—	—
Net shares issued for restricted stock grants	553,981	5	162	11,019	76
Restricted stock forfeitures	(21,984)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	1,877	—	—
Repurchases of common stock	—	—	—	(18,915,473)	(1,729,806)

Balance, December 31, 2004	311,373,558	3,114	978,941	(19,145,194)	(1,731,378)
During 2005—
Shares issued for stock options	850,033	8	37,858	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(148,642)	(2)	(13,302)	—	—
Stock compensation expense	—	—	64,144	—	—
Tax benefits related to stock options and restricted stock	—	—	12,879	—	—
Restricted stock forfeitures	(31,660)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	2,091	—	—
Repurchases of common stock	—	—	—	(12,084,527)	(1,041,798)

Balance, December 31, 2005	312,043,289	3,120	1,082,611	(31,229,721)	(2,773,176)
During 2006—
Adjustment to reflect May 2006 stock split	312,043,289	3,151	(3,151)	(31,229,721)	—
Shares issued for stock options	3,096,786	19	85,033	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(125,568)	—	(6,082)	—	—
Stock compensation expense	—	—	34,781	—	—
Tax benefits related to stock options and restricted stock	—	—	20,198	—	—
Restricted stock forfeitures	(10,610)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	1,832	—	—
Shares issued for acquisitions	3,853,556	19	163,365	(11,011)	(486)
Repurchases of common stock	—	—	—	(9,680,731)	(446,876)

Balance, December 31, 2006	630,900,742	$6,309	$1,378,587	(72,151,184)	$(3,220,538)

Authorized, December 31, 2006	700,000,000

On August 4, 2006 the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. As of December 31, 2006, the Company had repurchased 9,680,731 shares of its common stock for $446,876,000 at an average price of $46.16 per share.

On April 19, 2004 the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31,000,000 shares (on a pre-split basis) and which was completed in 2005.

Cash Dividends declared were $0.75 per share in 2006, $0.61 per share in 2005 and $0.52 per share in 2004. Cash dividends paid were $0.705 per share in 2006, $0.585 per share in 2005 and $0.50 per share in 2004.

NOTES TO FINANCIAL STATEMENTS     70

Accumulated Other Comprehensive Income—Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004

Beginning balance	$122,012	$413,415	$109,811
Foreign currency translation adjustments	495,697	(296,248)	306,653
Minimum pension liability, net of tax	8,967	4,845	(3,049)
Adjustment to initially apply SFAS 158, net of tax	(180,037)	—	—

Ending balance	$446,639	$122,012	$413,415

As of December 31, 2006, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $647,132,000 and unrecognized service costs and actuarial losses for postretirement and pension of $200,493,000.

Stock-Based Compensation—Stock options and restricted stock have been issued to officers and other management employees under ITW’s 1996 and 2006 Stock Incentive Plans, as amended in 2006. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock generally vests over a three-year period. The restricted shares vest only if the employee is actively employed by the Company on the vesting date, and unvested shares are forfeited upon retirement, death or disability, unless the Compensation Committee of the Board of Directors determines otherwise. The restricted shares carry full voting and dividend rights unless the shares are forfeited. To cover the exercise of vested options, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2006, 69,222,795 shares of ITW common stock were reserved for issuance under this plan. Option exercise prices are equal to the common stock fair market value on the date of grant.

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value. Starting in 2005, the Company records compensation cost related to the amortization of the unamortized grant date fair value of stock awards unvested as of December 31, 2004, and any subsequent awards, over the remaining service periods of those awards.

Prior to 2005, the Company accounted for stock-based compensation in accordance with APB 25, using the intrinsic value method, which did not require that compensation cost be recognized for the Company’s stock options. The Company’s net income and net income per share for 2004 would have been reduced if compensation cost related to stock options had been determined based on fair value at the grant date. Pro forma net income as if the fair value based method had been applied to all awards is as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2004

Net income as reported	$1,338,694
Add: Restricted stock and stock options recorded as expense, net of tax	24,114
Deduct: Total stock-based compensation expense, net of tax	(61,639)

Pro forma net income	$1,301,169

Net income per share:
Basic—as reported	$2.21
Basic—pro forma	2.15
Diluted—as reported	2.20
Diluted—pro forma	2.13

71     2006 ANNUAL REPORT

The following table summarizes the components of the Company’s stock-based compensation programs recorded as expense:

IN THOUSANDS	2006	2005	2004

Restricted Stock:
Pretax compensation expense	$12,185	$33,105	$32,514
Tax benefit	(4,145)	(8,699)	(8,400)

Restricted stock expense, net of tax	$8,040	$24,406	$24,114

Stock Options:
Pretax compensation expense	$22,596	$31,039	$—
Tax benefit	(6,165)	(8,889)	—

Stock option expense, net of tax	$16,431	$22,150	$—

Total Stock-Based Compensation:
Pretax compensation expense	$34,781	$64,144	$32,514
Tax benefit	(10,310)	(17,588)	(8,400)

Total restricted stock and stock options recorded as expense, net of tax	$24,471	$46,556	$24,114

The following table summarizes activity related to unvested restricted stock during 2006:

		WEIGHTED-AVERAGE
	NUMBER	GRANT-DATE
	OF SHARES	FAIR VALUE

Unvested Restricted Stock
Unvested, January 1, 2006	295,624	$41.66
Vested	(285,014)	41.96
Forfeited	(10,610)	41.66

Unvested, December 31, 2006	—	—

The following table summarizes stock option activity under the Plan as of December 31, 2006, and changes during the year then ended:

OPTIONS	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE

Under option, January 1, 2006	20,570,764	$33.76
Granted	3,511,560	42.08
Exercised	(3,096,786)	27.46
Cancelled or expired	(92,077)	39.66

Under option, December 31, 2006	20,893,461	36.07	5.76 years	$215,890,490

Exercisable, December 31, 2006	17,124,981	34.42	5.15 years	$204,857,919

On February 9, 2007, the Compensation Committee of the Board of Directors approved an option grant of 3,699,075 shares at an exercise price of $51.60 per share. The estimated fair value of the options granted during 2006 and 2004 were calculated using a binomial option pricing model. Previous grants were valued using the Black-Scholes option-pricing model. The following summarizes the assumptions used in the models:

	2007	2006	2004

Risk-free interest rate	4.7-5.1%	4.5-4.7%	2.6-4.3%
Expected stock volatility	17.0-25.9%	15.5-26.5%	15.5-25.4%
Weighted-average volatility	22.0%	23.0%	24.6%
Dividend yield	1.65%	1.3%	1.2%
Expected years until exercise	6.7-7.0	4.2-6.7	2.6-6.3

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company’s stock and the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

NOTES TO FINANCIAL STATEMENTS     72

The weighted-average grant-date fair value of options granted during 2007, 2006 and 2004 was $14.39, $11.87 and $11.00 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $63,255,000, $36,754,000 and $95,253,000, respectively. Exercise of options during the years ended December 31, 2006, 2005 and 2004, resulted in cash receipts of $78,969,000, $24,563,000 and $79,108,000, respectively. As of December 31, 2006, there was $39,055,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of options vested during the year ended December 31, 2006 was $35,505,000.

Segment Information—Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

In 2006, the Company announced that given the run-off of assets in the Leasing and Investments portfolio and the general intention to utilize free cash flow for core manufacturing investments and acquisitions rather than to make additional financial investments, the internal reporting has been revised to eliminate the reporting of Leasing and Investments as an operating segment. Leasing and Investments’ results have been reclassified to nonoperating investment income in the 2005 and 2004 statements of income to conform to the current year’s presentation, as follows:

	TWELVE MONTHS ENDED		TWELVE MONTHS ENDED
	DECEMBER 31, 2005	INVESTMENTS	DECEMBER 31, 2005
IN THOUSANDS	AS PREVIOUSLY REPORTED	RECLASSIFICATION	AS CURRENTLY REPORTED

Operating Revenues	$12,921,792	$(131,498)	$12,790,294
Cost of revenues	8,363,881	(13,509)	8,350,372
Selling, administrative, and research and development expenses	2,214,865	284	2,215,149
Amortization and impairment of goodwill and intangibles	83,842	—	83,842

Operating Income	2,259,204	(118,273)	2,140,931
Interest expense	(86,998)	(7,599)	(94,597)
Investment income	—	126,278	126,278
Other income	9,363	(406)	8,957

Income from Continuing Operations before Income Taxes	$2,181,569	$—	$2,181,569

	TWELVE MONTHS ENDED		TWELVE MONTHS ENDED
	DECEMBER 31, 2004	INVESTMENTS	DECEMBER 31, 2004
IN THOUSANDS	AS PREVIOUSLY REPORTED	RECLASSIFICATION	AS CURRENTLY REPORTED

Operating Revenues	$11,731,425	$(148,175)	$11,583,250
Cost of revenues	7,591,246	(14,903)	7,576,343
Selling, administrative, and research and development expenses	2,024,445	216	2,024,661
Amortization and impairment of goodwill and intangibles	59,121	—	59,121

Operating Income	2,056,613	(133,488)	1,923,125
Interest expense	(69,234)	(8,322)	(77,556)
Investment income	—	142,621	142,621
Other income	12,026	(811)	11,215

Income from Continuing Operations before Income Taxes	$1,999,405	$—	$1,999,405

The Company has approximately 750 operations in 49 countries, which are aggregated and organized for internal reporting purposes in 2006 into the following four segments:

Engineered Products—North America: Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period of less than 30 days.

Engineered Products—International: Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers’ products and typically are manufactured and delivered in a time period of less than 30 days.

73     2006 ANNUAL REPORT

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

Segment information for 2006, 2005 and 2004 was as follows:

IN THOUSANDS	2006	2005	2004

Operating revenues:
Engineered Products—North America	$4,118,494	$3,766,134	$3,377,373
Engineered Products—International	2,914,713	2,743,882	2,500,243
Specialty Systems—North America	4,627,627	4,168,305	3,776,100
Specialty Systems—International	2,947,570	2,566,386	2,340,902
Intersegment revenues	(553,355)	(454,413)	(411,368)

	$14,055,049	$12,790,294	$11,583,250

Operating income:
Engineered Products—North America	$713,779	$659,222	$573,175
Engineered Products—International	430,609	406,189	372,832
Specialty Systems—North America	874,429	773,914	666,228
Specialty Systems—International	402,119	301,606	310,890

	$2,420,936	$2,140,931	$1,923,125

Depreciation and amortization and impairment of goodwill and intangible assets:
Engineered Products—North America	$147,379	$126,246	$106,975
Engineered Products—International	100,257	94,142	95,749
Specialty Systems—North America	109,486	90,273	85,990
Specialty Systems—International	86,784	72,413	64,569

	$443,906	$383,074	$353,283

Plant and equipment additions:
Engineered Products—North America	$99,365	$78,413	$71,436
Engineered Products—International	76,376	91,613	76,881
Specialty Systems—North America	75,225	70,479	79,042
Specialty Systems—International	50,040	52,597	55,201

	$301,006	$293,102	$282,560

Identifiable assets:
Engineered Products—North America	$2,783,101	$2,287,068	$2,083,296
Engineered Products—International	2,615,266	2,098,432	2,247,662
Specialty Systems—North America	3,350,957	2,530,921	2,303,782
Specialty Systems—International	2,798,260	2,199,339	2,103,342
Corporate	2,332,855	2,329,883	2,613,852

	$13,880,439	$11,445,643	$11,351,934

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

NOTES TO FINANCIAL STATEMENTS     74

Enterprise-wide information for 2006, 2005 and 2004 was as follows:

IN THOUSANDS	2006	2005	2004

Operating Revenues by Product Line:
Engineered Products—North America—
Fasteners and Components	$2,877,188	$2,708,967	$2,581,945
Specialty Products	1,241,306	1,057,167	795,428

	$4,118,494	$3,766,134	$3,377,373

Engineered Products—International—
Fasteners and Components	$2,270,675	$2,162,643	$2,074,394
Specialty Products	644,038	581,239	425,849

	$2,914,713	$2,743,882	$2,500,243

Specialty Systems—North America—
Equipment and Consumables	$2,907,664	$2,624,832	$2,371,003
Specialty Equipment and Systems	1,719,963	1,543,473	1,405,097

	$4,627,627	$4,168,305	$3,776,100

Specialty Systems—International—
Equipment and Consumables	$1,893,645	$1,698,557	$1,529,364
Specialty Equipment	1,053,925	867,829	811,538

	$2,947,570	$2,566,386	$2,340,902

Operating Revenues by Geographic Region:
United States	$7,009,600	$6,854,205	$6,283,935
Europe	4,039,885	3,766,091	3,461,879
Asia	1,085,910	828,569	699,425
Other North America	944,826	505,108	393,686
Australia/New Zealand	604,103	617,344	574,863
Other	370,725	218,977	169,462

	$14,055,049	$12,790,294	$11,583,250

Operating revenues by geographic region are based on the customers’ location.

Total noncurrent assets excluding deferred tax assets and financial instruments were $8,011,000,000 and $6,435,000,000 at December 31, 2006 and 2005, respectively. Of these amounts, approximately 56% was attributed to U.S. operations in both 2006 and 2005. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

75     2006 ANNUAL REPORT

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

	THREE MONTHS ENDED
IN THOUSANDS	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31
EXCEPT PER SHARE AMOUNTS	2006	2005	2006	2005	2006	2005	2006	2005

Operating revenues	$3,297,036	$3,051,881	$3,579,470	$3,286,061	$3,538,014	$3,200,154	$3,640,529	$3,252,198
Cost of revenues	2,119,674	2,019,025	2,292,821	2,153,884	2,292,192	2,077,754	2,372,634	2,099,709
Operating income	539,968	458,732	659,764	559,906	626,866	565,216	594,338	557,077
Net income	366,530	312,306	465,854	373,782	446,092	408,202	439,270	400,579
Net income per share:
Basic	.65	.54	.82	.65	.79	.72	.78	.71
Diluted	.65	.53	.81	.64	.78	.72	.77	.71

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2006 and 2005 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS DECLARED
	HIGH	LOW	PER SHARE

2006:
Fourth quarter	$50.11	$44.32	$.21
Third quarter	48.00	42.23	.21
Second quarter	53.54	46.31	.165
First quarter	49.38	41.54	.165
2005:
Fourth quarter	$45.55	$39.67	$.165
Third quarter	43.77	39.25	.165
Second quarter	45.76	39.50	.14
First quarter	47.32	42.78	.14

The approximate number of holders of record of common stock as of February 1, 2007 was 11,349. This number does not include beneficial owners of the Company’s securities held in the name of nominees.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

*$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.