Form 10-K, Exhibit 13
period 2007-12-31
ILLINOIS TOOL WORKS INC
filed 2008-02-28
CIK 49826

Exhibit 13

Management’s Discussion and Analysis
INTRODUCTION
Illinois Tool Works Inc. (the “Company” or “ITW”) is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 825 operations in 52 countries. During 2007, the Company changed its internal management reporting. These 825 businesses are internally reported as 60 operating segments to senior management. The Company’s 60 operating segments have been aggregated into the following eight reportable segments for external purposes: Industrial Packaging; Power Systems & Electronics; Transportation; Construction Products; Food Equipment; Decorative Surfaces; Polymers & Fluids; and All Other.
In 2006 and 2005, the Company’s operations were aggregated and organized into the following four segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; and Specialty Systems—International. The segment information provided for 2006 and 2005 has been restated to conform to the new segment presentation.
Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.
The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company’s results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.
A key element of the Company’s business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company’s 825 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

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
The result of the application of this 80/20 business process is that the Company has consistently improved its operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those business units that have operating results below expectations to help those units better apply this 80/20 business process and improve their results.

30     2007 Annual Report

CONSOLIDATED RESULTS OF OPERATIONS
The Company’s consolidated results of operations for 2007, 2006 and 2005 are summarized as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$16,170,611	$13,798,995	$12,540,360
Operating income	2,623,756	2,385,414	2,115,230
Margin %	16.2%	17.3%	16.9%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	1.8%	4.3%	0.4%	3.5%	8.7%	0.9%
Changes in variable margins and overhead costs	—	(0.1)	—	—	1.3	0.2

	1.8	4.2	0.4	3.5	10.0	1.1

Acquisitions and divestitures	11.2	2.1	(1.5)	6.8	1.8	(0.9)
Restructuring costs	—	(0.7)	(0.1)	—	1.4	0.2
Impairment of goodwill and intangibles	—	0.7	0.1	—	(0.1)	—
Translation	4.1	3.7	—	(0.3)	(0.3)	—
Other	0.1	—	—	—	—	—

	17.2%	10.0%	(1.1)%	10.0%	12.8%	0.4%

Operating Revenues
Revenues increased 17.2% in 2007 over 2006 primarily due to revenues from acquisitions, the favorable effect of currency translation due to the weakening dollar, and an increase in base revenues. During 2007, 52 businesses were acquired worldwide with international businesses representing 71% of the annualized acquired revenue. The base business revenues increased in 2007 versus 2006 primarily related to a 6.3% increase in international base business revenues. European economic growth and market demand were strong during the first half of 2007 with a slight moderation in the second half of 2007. In addition, the Company’s Asia Pacific end markets continued to have strong growth. North American base business revenues decreased 1.2% primarily due to a continued decline in the residential construction market and weak industrial production.
Revenues increased 10.0% in 2006 over 2005 primarily due to revenues from acquisitions and an increase in base revenues. During 2006, 53 businesses were acquired worldwide with international businesses representing 51% of the annualized acquired revenue. The base business revenues increased in 2006 versus 2005 primarily related to a 4.4% increase in international base business revenues. European economic growth and market demand improved starting in the second quarter of 2006 and continued through the remainder of the year. In addition, strong growth in Asia Pacific markets contributed to the base business revenue increase. North American base business revenues increased 2.8% for the full year as first half 2006 growth was partially offset by lower revenues in the last half of 2006 due to declines in the construction and automotive end markets and the slowing of industrial production.
Operating Income
Operating income in 2007 improved over 2006 primarily due to the positive leverage effect from growth in base business revenues and the positive effect of currency translation. Total operating margins declined 1.1% primarily due to the lower margins of acquired companies, including amortization expense. Base margins increased 0.4% primarily as a result of lower overhead costs due to the benefits of restructuring projects.
Operating income in 2006 improved over 2005 primarily due to the positive effect of leverage from the growth in base business revenues, income from acquired companies and lower restructuring expenses. Total operating margins increased 0.4% primarily due to base business operating leverage partially offset by lower margins of acquired businesses.

Illinois Tool Works Inc.     31

INDUSTRIAL PACKAGING
Businesses in this segment produce steel, plastic and paper products used for bundling, shipping and protecting transported goods.
In the Industrial Packaging segment, products include:

•	steel and plastic strapping and related tools and equipment;

•	plastic stretch film and related equipment;

•	paper and plastic products that protect goods in transit; and

•	metal jacketing and other insulation products.
In 2007, this segment primarily served the primary metals (25%), general industrial (21%), construction (14%) and food and beverage (13%) markets.
The results of operations for the Industrial Packaging segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$2,400,832	$2,164,822	$2,097,903
Operating income	301,731	276,789	249,573
Margin %	12.6%	12.8%	11.9%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	0.5%	1.5%	0.1%	0.2%	0.6%	0.1%
Changes in variable margins and overhead costs	—	0.4	0.1	—	8.3	1.0

	0.5	1.9	0.2	0.2	8.9	1.1

Acquisitions and divestitures	5.5	0.5	(0.6)	3.1	1.3	(0.3)
Restructuring costs	—	0.4	0.1	—	0.2	—
Impairment of goodwill and intangibles	—	2.1	0.3	—	0.5	0.1
Translation	5.0	4.2	(0.1)	(0.1)	—	—
Other	(0.1)	(0.1)	(0.1)	—	—	—

	10.9%	9.0%	(0.2)%	3.2%	10.9%	0.9%

Operating Revenues
Revenues increased 10.9% in 2007 over 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of four European businesses, a North American and an Australian business. Total base revenues increased modestly as the 5.4% and 14.6% base business revenue increase in the stretch packaging and insulation products businesses, respectively, was partially offset by a 1.3% decrease in the strapping business, primarily due to lower brick, block and lumber shipments to the North American housing market.
Revenues increased 3.2% in 2006 over 2005 primarily due to revenues from acquired companies. Base revenues for the strapping businesses were flat as the second half declines in the North American housing market were offset by equipment and consumable growth in the Asia Pacific metals industry.
Operating Income
Operating income increased in 2007 versus 2006 primarily as a result of the favorable effect of currency translation and decreased goodwill and intangible impairment charges primarily related to a 2006 impairment charge related to a North American stretch packaging equipment business. Total operating margins decreased 0.2% due to lower margins of acquired businesses partially offset by the impairment charge discussed above and lower overhead expenses at base businesses as a result of the benefits of restructuring projects.
Operating income increased in 2006 versus 2005 primarily as a result of increased operating efficiencies and income from acquired companies. Base margins increased 110 basis points due to benefits from restructuring projects, increased operating efficiencies and improved product mix.

32     2007 Annual Report

POWER SYSTEMS & ELECTRONICS
Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.
In the Power Systems & Electronics segment, products include:

•	arc welding equipment;

•	metal arc welding consumables and related accessories;

•	metal solder materials for PC board fabrication;

•	equipment and services for microelectronics assembly;

•	electronic components and component packaging; and

•	airport ground support equipment.
In 2007, this segment primarily served the general industrial (36%), electronics (20%) and construction (10%) markets.
The results of operations for the Power Systems & Electronics segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$2,245,514	$1,847,926	$1,492,554
Operating income	451,660	408,308	310,856
Margin %	20.1%	22.1%	20.8%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	5.3%	8.9%	0.8%	16.1%	28.5%	2.2%
Changes in variable margins and overhead costs	—	0.6	0.1	—	3.4	0.6

	5.3	9.5	0.9	16.1	31.9	2.8

Acquisitions and divestitures	14.3	(0.4)	(2.8)	8.0	(0.3)	(1.6)
Restructuring costs	—	(0.7)	(0.1)	—	0.2	—
Impairment of goodwill and intangibles	—	0.6	0.1	—	—	—
Translation	2.0	1.5	(0.1)	(0.2)	(0.4)	—
Other	(0.1)	0.1	—	(0.1)	(0.1)	0.1

	21.5%	10.6%	(2.0)%	23.8%	31.3%	1.3%

Operating Revenues
Revenues increased 21.5% in 2007 over 2006 primarily due to revenues from acquisitions and base business revenue growth. Acquisitions included two worldwide suppliers to the electronic and microelectronic assembly industry in 2006 and a North American producer of welding accessories in 2007. Base revenues grew 6.3% for the welding businesses due to high demand in the energy, heavy fabrication and general industrial markets in both the North American and international markets. Base revenues for the ground support businesses increased 18.0% due to higher worldwide airport demand. Base revenues for the electronics related businesses and PC board fabrication group declined 4.2% and 7.1%, respectively, due to lower worldwide market demand.
Revenues increased 23.8% in 2006 over 2005 primarily due to base business revenue growth and revenues from acquired companies. Acquisitions included two worldwide suppliers of the electronic and microelectronic assembly industry and a supplier for the pipe cutting industry. Base revenues grew 16.9% for the welding businesses due to high demand in the energy, heavy fabrication and general industrial markets. Base business revenues for the ground support and electronic components and packaging businesses increased 12.9% and 11.2%, respectively, due to higher worldwide demand.
Operating Income
Operating income increased in 2007 over 2006 primarily due to the positive leverage effect from the increase in base revenues described above and the favorable effect of currency translation, partially offset by an increase in restructuring expenses and a loss from acquisitions after amortization expense. Total operating margins decreased 2.0% primarily due to the negative acquisition income, partially offset by base margin increases due to revenue growth.
Operating income increased in 2006 over 2005 primarily due to the positive leverage effect from the increase in base revenues described above and lower base business operating expenses. Base margins increased 2.8% due to revenue growth, favorable product mix and recovery of raw material cost increases. Higher base operating margins were partially offset by negative margins from acquisitions after amortization expense.

Illinois Tool Works Inc.     33

TRANSPORTATION
Businesses in this segment produce components, fasteners, fluids and polymers for transportation-related applications.
In the Transportation segment, products include:
•	metal and plastic components and assemblies for automobiles and trucks;

•	metal and plastic fasteners for automobiles and trucks;

•	fluids and polymers for maintenance and appearance;

•	fillers and putties for auto body repair; and

•	polyester coatings and patch and repair products for the marine industry.
In 2007, this segment primarily served the automotive original equipment manufacturers and tiers (72%) and automotive aftermarket (21%) markets.
The results of operations for the Transportation segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$2,215,497	$1,961,502	$1,913,281
Operating income	375,853	339,159	325,574
Margin %	17.0%	17.3%	17.0%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	2.3%	5.1%	0.5%	(0.6)%	(1.3)%	(0.1)%
Changes in variable margins and overhead costs	—	(3.0)	(0.5)	—	5.2	0.9

	2.3	2.1	—	(0.6)	3.9	0.8

Acquisitions	6.8	3.8	(0.5)	2.9	0.9	(0.4)
Restructuring costs	—	0.5	0.1	—	(0.8)	(0.1)
Translation	3.9	4.4	0.1	0.2	0.2	—
Other	(0.1)	—	—	—	—	—

	12.9%	10.8%	(0.3)%	2.5%	4.2%	0.3%

Operating Revenues
Revenues increased 12.9% in 2007 over 2006 due to acquisitions, the favorable effect of currency translation and base business revenue growth. Acquisition revenue was primarily related to an Asian components business, a European fastener business and two automotive aftermarket businesses. Base revenues for the fasteners and components businesses increased 2.7% and 0.1%, respectively, primarily due to a 5.6% increase in automotive production and penetration gains in key Western European markets and increased product penetration at the foreign-owned manufacturers operating in North America. These increases were partially offset by a decline in automotive production at the Detroit 3 automotive manufacturers. Base revenues for the automotive aftermarket businesses in this segment increased 6.6% and the transportation repair businesses increased 3.4%.
Revenues increased 2.5% in 2006 over 2005 primarily due to revenues from acquisitions, partially offset by a slight decline in base revenues. Acquisition revenue was primarily related to the addition of one North American and one European fastener business. Base revenues for the fasteners and components businesses decreased 2.6% and 1.0%, respectively, primarily due to a 6% decline in automotive production at the Detroit 3 automotive manufacturers, partially offset by increased automotive production in Europe and South America as well as product penetration gains. Base revenues for the automotive aftermarket businesses in this segment increased 3.1% and for the transportation repair businesses increased 7.8%.
Operating Income
Operating income increased in 2007 over 2006 primarily due the positive leverage effect from the increase in base revenues described above, the favorable effect of currency translation and income from acquisitions, partially offset by increased operating expenses. Base margins were flat as the leverage from revenue growth was offset by higher raw material costs, price pressure and investments in new programs to support future growth.
Operating income increased in 2006 over 2005 primarily due to lower base business operating expenses and income from acquisitions, partially offset by the negative leverage effect of the decline in base revenues discussed above. In addition, higher restructuring expenses reduced income. Base margins increased 0.8% due to cost control measures and improved international raw material cost recovery, partially offset by lower margins of acquired businesses.

34     2007 Annual Report

CONSTRUCTION PRODUCTS
Businesses in this segment produce tools, fasteners and other products for construction applications.
In the Construction Products segment, products include:
•	fasteners and related fastening tools for wood applications;

•	anchors, fasteners and related tools for concrete applications;

•	metal plate truss components and related equipment and software; and

•	packaged hardware, fasteners, anchors and other products for retail.
In 2007, this segment primarily served the residential construction (39%), renovation construction (29%) and commercial construction (28%) markets.
The results of operations for the Construction Products segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$2,064,477	$1,897,690	$1,726,591
Operating income	285,860	259,616	262,510
Margin %	13.8%	13.7%	15.2%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	(1.0)%	(2.9)%	(0.3)%	(0.8)%	(2.1)%	(0.2)%
Changes in variable margins and overhead costs	—	5.4	0.7	—	(3.9)	(0.6)

	(1.0)	2.5	0.4	(0.8)	(6.0)	(0.8)

Acquisitions and divestitures	3.7	1.3	(0.3)	11.4	4.6	(0.9)
Restructuring costs	—	(3.5)	(0.5)	—	3.7	0.6
Impairment of goodwill and intangibles	—	2.3	0.3	—	(2.4)	(0.4)
Translation	6.0	7.6	0.2	(0.8)	(1.0)	—
Other	0.1	(0.1)	—	0.1	—	—

	8.8%	10.1%	0.1%	9.9%	(1.1)%	(1.5)%

Operating Revenues
Revenues increased 8.8% in 2007 over 2006 primarily due to the favorable effect of currency translation and revenues from acquisitions, partially offset by a decline in base business revenues. Acquisition revenue was primarily related to the acquisition of a building components business and a tool and fasteners business. Base revenues for the North American fasteners and worldwide building components businesses decreased 7.1% and 13.8%, respectively, due to the ongoing weakness in the North American residential construction market as indicated by a 25.8% decline in housing starts. Base revenue for Europe and Australasia increased 6.2% and 7.6%, respectively, due to strong market demand and new product introductions.
Revenues increased 9.9% in 2006 over 2005 primarily due to revenues from acquisitions offset by a decline in base business revenues. Acquisition revenue was primarily related to a North American building components business. Base revenues for North American fasteners and worldwide building components businesses decreased 5.3% and 17.0%, respectively, due to a dramatic decline in the North American residential construction market in the second half of 2006. Base revenue for Europe and Australasia increased 4.3% and 5.7%, respectively, due to strong market demand.
Operating Income
Operating income increased in 2007 over 2006 primarily due to the favorable effect of currency translation and lower goodwill and intangible impairment charges, partially offset by increased restructuring expenses and the negative effect of the decline in base revenues described above. Base operating expenses declined primarily due to the implementation of restructuring projects meant to better align businesses to current market conditions, partially offset by higher European sales and marketing expenses.
Operating income and margins decreased in 2006 over 2005 primarily due to the negative leverage effect of the decline in base business revenues described above and increased operating expenses. In 2006, an impairment charge of $4.6 million was recorded primarily related to the goodwill and intangibles of a U.S. building component joist business.

Illinois Tool Works Inc.     35

FOOD EQUIPMENT
Businesses in this segment produce commercial food equipment and related service.
In the Food Equipment segment, products include:
•	warewashing equipment;

•	cooking equipment, including ovens, ranges and broilers;

•	refrigeration equipment, including refrigerators, freezers and prep tables;

•	food processing equipment, including slicers, mixers and scales; and

•	kitchen exhaust, ventilation and pollution control systems.
In 2007, this segment primarily served the food institutional/restaurant (57%), service (29%) and food retail (9%) markets.
The results of operations for the Food Equipment segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$1,930,281	$1,520,990	$1,483,676
Operating income	307,437	281,248	235,390
Margin %	15.9%	18.5%	15.9%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	7.6%	18.1%	1.8%	2.5%	6.9%	0.7%
Changes in variable margins and overhead costs	—	(12.8)	(2.2)	—	6.8	1.1

	7.6	5.3	(0.4)	2.5	13.7	1.8

Acquisitions	15.2	0.9	(2.1)	—	—	—
Restructuring costs	—	(0.1)	—	—	5.8	0.9
Translation	4.1	3.3	—	—	—	—
Other	—	(0.1)	(0.1)	—	—	(0.1)

	26.9%	9.3%	(2.6)%	2.5%	19.5%	2.6%

Operating Revenues
Revenues increased 26.9% in 2007 over 2006 primarily due to revenues from acquired companies, base business revenue growth and the favorable effect of currency translation. The acquired revenues are primarily attributable to the acquisition of a European food equipment business. The North American base revenues grew 6.3% from strong institutional/restaurant and service demand, which was partially offset by weak retail equipment demand. In addition, price increases were implemented to offset stainless steel raw material cost increases. Internationally, base revenues grew 9.9% primarily as a result of strong European institutional/restaurant demand.
Revenues increased 2.5% in 2006 over 2005 due to base business revenue growth as a result of a 3.1% growth in the North American institutional/restaurant sector as well as the service business. Internationally, base business revenues increased 1.4% primarily due to growth in European institutional demand, which was offset by exiting a European cold room refrigeration product line.
Operating Income
Operating income increased in 2007 versus 2006 primarily as a result of the positive effect of leverage from the revenue increase described above and the favorable effect of currency translation. Operating margins decreased 2.6% due to lower margins of acquired businesses and lower base margins as a result of substantial raw material price increases, only partially offset by price increases, and an unfavorable product mix. In addition, overhead expenses increased due to investment in service capacity and new product development.
Operating income increased in 2006 versus 2005 primarily as a result of leverage from the revenue increase described above and reduced operating costs. Income was positively affected by a nonrecurring 2005 charge of $8.7 million to resolve accounting issues at a European food equipment business. In addition, income and operating margins were favorably affected by lower operating expenses stemming from 2005 restructuring projects in Europe and North America.

36     2007 Annual Report

DECORATIVE SURFACES
Businesses in this segment produce decorative surfacing materials for countertops, flooring, furniture and other applications.
In the Decorative Surfaces segment, products include:
•	decorative high-pressure laminate for countertops;

•	solid surface materials for countertops;

•	high-pressure laminate flooring;

•	laminate for furniture applications; and

•	high-pressure laminate worktops.
In 2007, this segment served the commercial construction (52%), renovation construction (21%), residential construction (18%) and general industrial (9%) markets.
The results of operations for the Decorative Surfaces segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$1,239,190	$1,004,003	$939,757
Operating income	155,670	157,152	153,485
Margin %	12.6%	15.7%	16.3%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	0.5%	1.3%	0.1%	4.0%	10.7%	1.1%
Changes in variable margins and overhead costs	—	(6.8)	(1.1)	—	(7.3)	(1.2)

	0.5	(5.5)	(1.0)	4.0	3.4	(0.1)

Acquisitions	19.5	3.1	(2.0)	2.7	(0.8)	(0.5)
Restructuring costs	—	(0.3)	(0.1)	—	(0.6)	(0.1)
Translation	3.5	1.8	(0.1)	0.2	0.4	—
Other	(0.1)	—	0.1	(0.1)	—	0.1

	23.4%	(0.9)%	(3.1)%	6.8%	2.4%	(0.6)%

Operating Revenues
Revenues increased 23.4% in 2007 over 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue is due to the purchase of a European laminate business and a European worktop business. North American laminate base revenue was flat as the impact of the slow down in North American residential and renovation construction was offset by continued product mix shift to value added premium laminate. In addition, flooring base revenues declined 20.6% due to its reliance on the North American residential construction industry. International base revenues grew 7.3%, primarily on the strength of the European construction market, especially in Germany.
Revenues increased 6.8% in 2006 over 2005 primarily due to base revenue growth and acquisition revenues. North American laminate base revenues grew 5.1% primarily from value-added premium products. North American flooring base revenues declined 14.7% primarily due to a second half slowdown in end market demand. International base revenues grew 8.2% primarily due to the strength of the European end market demand. The increase in acquisition revenue is due to the purchase of a European worktop business.
Operating Income
Operating income decreased in 2007 versus 2006 primarily due to an increase in operating expenses and increased restructuring expenses. Operating margins decreased primarily due to lower margins from acquired businesses and increased advertising and promotion expenses related to a new laminate product launch and expenses related to product display resets at North American home centers.
Operating income increased in 2006 versus 2005 primarily as a result of leverage from the revenue increase described above, partially offset by an increase in overhead expenses resulting from increased advertising and promotions and increased energy costs. Operating margins declined 0.6% primarily due to lower margins of acquired businesses.

Illinois Tool Works Inc.     37

POLYMERS & FLUIDS
Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids, and janitorial and sanitation supplies.
In the Polymers & Fluids segment, products include:
•	adhesives for industrial, construction and consumer purposes;

•	chemical fluids which clean or add lubrication to machines;

•	epoxy and resin-based coating products for industrial applications;

•	hand wipes and cleaners for industrial applications; and

•	die-cut components for telecommunications, medical and transportation applications.
In 2007, this segment primarily served the general industrial (32%), construction (14%), maintenance, repair and operations (12%) and automotive aftermarket (8%) markets.
The results of operations for the Polymers & Fluids segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$1,001,952	$762,230	$677,038
Operating income	172,065	133,420	115,303
Margin %	17.2%	17.5%	17.0%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	4.7%	11.4%	1.1%	5.8%	14.6%	1.4%
Changes in variable margins and overhead costs	—	1.6	0.3	—	(3.2)	(0.5)

	4.7	13.0	1.4	5.8	11.4	0.9

Acquisitions and divestitures	20.9	11.1	(1.6)	7.3	4.7	(0.4)
Restructuring costs	—	(0.2)	—	—	0.3	0.1
Impairment of goodwill and intangibles	—	(0.8)	(0.1)	—	—	—
Translation	5.9	5.9	—	(0.5)	(0.8)	—
Other	—	—	—	—	0.1	(0.1)

	31.5%	29.0%	(0.3)%	12.6%	15.7%	0.5%

Operating Revenues
Revenues increased 31.5% in 2007 over 2006 primarily due to revenues from acquisitions, the favorable effect of currency translation and base business revenue growth. Acquisition revenue was primarily the result of acquiring three fluid products businesses and four polymers businesses. Base revenue increases for fluids and polymers were 7.1% and 2.6%, respectively, primarily due to growth in European demand partially offset by a decrease in revenues for those businesses that serve the North American residential construction market.
Revenues increased 12.6% in 2006 over 2005 primarily due to revenue of acquired companies and base business revenue growth. Acquisition revenue was primarily the result of the acquisition of a North American construction adhesives business and a fluids business. Base revenue increases for fluids and polymers were 6.0% and 5.4%, respectively, primarily due to growth in European demand and price increases, partially offset by a decrease in revenues for businesses that serve the North American residential construction market.
Operating Income
Operating income increased in 2007 over 2006 primarily due to positive leverage effect from the increase in revenues described above, acquisition income and the favorable effect of currency translation. Total operating margins decreased 0.3% due to lower margins of acquired businesses, partially offset by continued base business margin improvements at previously acquired businesses.
Operating income and margins increased in 2006 over 2005 primarily due to positive leverage effect from the increase in revenues described above, partially offset by an increase in raw material costs which diluted variable margins and lower margins of acquired businesses.

38     2007 Annual Report

ALL OTHER
This segment includes all other operating segments.
In the All Other segment, products include:

•	plastic reclosable packaging for consumer food storage;

•	plastic reclosable bags for storage of clothes and home goods;

•	plastic consumables that multi-pack cans and bottles and related equipment;

•	plastic fasteners and components for appliances, furniture and industrial uses;

•	metal fasteners and components for appliances and industrial applications;

•	equipment and related software for testing of materials and structures;

•	software and related services for industrial and health care applications;

•	swabs, wipes and mats for clean room usage;

•	foil and film and related equipment used to decorate consumer products;

•	product coding and marking equipment and related consumables;

•	paint spray equipment; and

•	static and contamination control equipment.
In 2007, this segment primarily served the general industrial (22%), consumer durables (21%) and food and beverage (17%) markets.
The results of operations for the All Other segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating revenues	$3,119,523	$2,699,147	$2,258,694
Operating income	573,480	529,722	462,539
Margin %	18.4%	19.6%	20.5%
In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	(1.6)%	(3.6)%	(0.4)%	4.6%	10.6%	1.2%
Changes in variable margins and overhead costs	—	7.4	1.5	—	(1.5)	(0.3)

	(1.6)	3.8	1.1	4.6	9.1	0.9

Acquisitions and divestitures	14.0	2.3	(2.2)	15.5	3.8	(2.2)
Restructuring costs	—	(1.2)	(0.2)	—	1.7	0.3
Impairment of goodwill and intangibles	—	0.5	0.1	—	0.4	0.1
Translation	3.1	2.9	—	(0.6)	(0.5)	—
Other	0.1	—	—	—	—	—

	15.6%	8.3%	(1.2)%	19.5%	14.5%	(0.9)%

Operating Revenues
Revenues increased 15.6% in 2007 versus 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of two worldwide foils and transfer ribbon businesses, a worldwide graphics business, two test and measurement businesses and two software businesses. Base revenues for the decorating products and equipment businesses and the industrial plastic and metal businesses declined 6.5% and 1.9%, respectively, primarily due to decreased North American end market demand. These decreases were offset by increases in base revenue for the finishing and the test and measurement businesses of 6.7% and 3.6%, respectively, due to continued growth of international capital equipment purchases.
Revenues increased 19.5% in 2006 versus 2005 primarily due to revenues from acquisitions and growth in base business revenues. The increase in acquisition revenue was primarily due to the purchase of two test and measurement businesses, two machined components businesses, and two worldwide foils and transfer ribbon equipment businesses. Base revenues for consumer packaging businesses grew 9.7% led by increased volume for compression and zipper storage bags. Base revenues for the finishing and the industrial plastics and metals businesses grew 6.8% and 2.9%, respectively, due to increased market demand.

Illinois Tool Works Inc.     39

Operating Income
Operating income increased in 2007 versus 2006 primarily due to improved operating efficiencies, the favorable effect of currency translation and income from acquired companies. Operating margins declined 1.2% due to lower margins from acquired businesses, partially offset by base margin increases. Base margin increases were due to lower overhead costs from benefits of restructuring projects and favorable product mix.
Operating income increased in 2006 versus 2005 primarily due to the favorable leverage effect of the increase in base revenues described above, income from acquired companies and lower restructuring expenses. Total operating margins decreased 0.9% due to lower margins from acquired businesses, partially offset by base margin increases. The base margin increase was due to leverage of revenue growth offset by unfavorable product mix and operating costs.
AMORTIZATION AND IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS
The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.
As of January 1, 2007, the Company had assigned its recorded goodwill and intangible assets to approximately 440 of its then 750 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit’s goodwill and the carrying value of the goodwill.
Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Goodwill:
Impairment	$988	$14,793	$9,650
Intangible Assets:
Amortization	158,888	106,766	69,143
Impairment	1,166	2,985	5,049

	$161,042	$124,544	$83,842

Amortization expense increased by $52.1 million in 2007 versus 2006 and by $37.6 million in 2006 over 2005 due primarily to the amortization of newly acquired intangibles.
Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Industrial Packaging	$—	$3,610	$7,199
Power Systems & Electronics	—	2,492	2,371
Transportation	258	2	—
Construction Products	394	6,312	80
Food Equipment	—	2,263	—
Polymers & Fluids	884	—	—
All Other	618	3,099	5,049

	$2,154	$17,778	$14,699

See the Goodwill and Intangible Assets note for further details of the impairment charges.
INTEREST EXPENSE
Interest expense increased to $102.1 million in 2007 versus $85.4 million in 2006 primarily as a result of interest expense on the 5.25% Euro notes issued in October 2007 and higher average borrowings of short-term commercial paper during 2007. Interest expense decreased to $85.4 million in 2006 versus $94.0 million in 2005 primarily as a result of lower borrowings at international operations and lower average borrowings of short-term commercial paper.

40     2007 Annual Report

OTHER INCOME
Other income for the periods ended December 31, 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005

Interest income	$20,164	$30,483	$26,880
Loss on foreign currency transactions	(13,128)	(9,344)	(2,807)
Investment income:
Venture capital limited partnership	25,254	23,001	11,629
Leases of equipment	10,603	4,898	15,468
Mortgage investments	—	40,146	84,193
Other investment income	12,023	10,563	14,988
Other	4,399	(8,770)	(15,346)

	$59,315	$90,977	$135,005

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
In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the “Second Mortgage Transaction”) were sold and the swap and other related agreements were terminated. In December 2006, the Company received $157.1 million for its share of the disposition proceeds related to the Second Mortgage Transaction, and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends.
In December 2006, the mortgage-related assets pertaining to the 1997 mortgage investment transaction (the “Third Mortgage Transaction”) were sold and the swap and other related agreements were terminated. In December 2006, the Company received $168.6 million for its share of the disposition proceeds related to the Third Mortgage Transaction, and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments, there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.
In 2007, there was no income related to the mortgage investments as a result of the liquidation of the mortgage investments.
In 2006, mortgage investment income declined to $40.1 million as compared with $84.2 million in 2005. Of this decline, $34.4 million resulted from the 2005 completion of the First Mortgage Transaction. The remaining decline of $9.6 million was primarily due to lower gains in 2006 versus 2005 related to the liquidations of the Second and Third Mortgage Transactions.
INCOME TAXES
The effective tax rate was 29.25% in 2007, 29.71% in 2006 and 31.34% in 2005. The effective tax rate differs from the U.S. federal statutory rate primarily due to state taxes, lower foreign tax rates, non-taxable foreign interest income, taxes on foreign dividends and tax relief provided to U.S. manufacturers under the American Jobs Creation Act of 2004. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.
INCOME FROM CONTINUING OPERATIONS
Income from continuing operations in 2007 of $1.8 billion ($3.28 per diluted share) was 8.7% higher than 2006 income of $1.7 billion ($2.95 per diluted share). Income from continuing operations in 2006 was 13.5% higher than 2005 income of $1.5 billion ($2.57 per diluted share).

Illinois Tool Works Inc.     41

FOREIGN CURRENCY
The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $546 million and increased income from continuing operations by approximately 11 cents per diluted share in 2007. Foreign currency fluctuations had no significant impact on revenues or earnings in 2006.
DISCONTINUED OPERATIONS
In 2007 and 2006, the Company completed the divestitures of certain construction, consumer packaging and automotive machinery businesses. In addition, a consumer packaging and an automotive components business have been classified as held for sale as of December 31, 2007. Due to the aggregate significance of these five businesses, the consolidated statements of income have been restated to present the operating results of all five businesses, along with the gains realized, net of tax, as discontinued operations for 2007, 2006 and 2005. Assets of $143.5 million and liabilities of $5.8 million related to the two businesses held for sale as of December 31, 2007 have been reclassified to prepaids and other current assets and accrued expenses, respectively.
Results of the discontinued operations for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Operating revenues	$108,253	$256,054	$249,934

Income before taxes	$5,721	$35,144	$25,328
Gain on sale of discontinued operations	33,168	19,120	—
Income tax benefit (expense)	4,894	(17,095)	(10,894)

Income from discontinued operations	$43,783	$37,169	$14,434

NEW ACCOUNTING PRONOUNCEMENTS
On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns, and provides guidance on derecognition, classification, and interest and penalties, related to uncertain tax positions. As a result of implementation of FIN 48, the Company did not recognize any change in its liability for unrecognized tax benefits.
On January 1, 2007, the Company adopted FASB Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (“FSP 13-2”). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of FSP 13-2, the Company recorded an after-tax charge to retained earnings of $22.6 million, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company’s leveraged lease transactions.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a FASB staff position (“FSP”) on SFAS 157 that permits a one year delay of the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The Company will adopt SFAS 157 on January 1, 2008, with the exception of the FSP exclusions described above, and does not anticipate SFAS 157 will materially affect the Company’s financial position or results of operations.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, the Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. The Company will adopt SFAS 159 on January 1, 2008 and does not anticipate SFAS 159 will materially affect the Company’s financial position or results of operations.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company’s results of operations and financial position.

42     2007 Annual Report

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
The Company’s primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service debt and to continue to pay dividends that meet its dividend payout guideline of 25% to 35% of the last two years’ average income from continuing operations. In addition, free operating cash flow is expected to be adequate to finance internal growth, acquisitions and share repurchases.
Free operating cash flow is used to measure normal cash flow generated by its operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.
Summarized cash flow information for the three years ended December 31, 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005

Net cash provided by operating activities	$2,484,297	$2,066,028	$1,851,543
Additions to plant and equipment	(353,355)	(301,006)	(293,102)

Free operating cash flow	$2,130,942	$1,765,022	$1,558,441

Acquisitions	$(812,757)	$(1,378,708)	$(626,922)
Purchases of investments	(28,734)	(25,347)	(120,240)
Proceeds from investments	91,184	367,365	220,082
Cash dividends paid	(502,430)	(398,846)	(335,092)
Repurchases of common stock	(1,757,761)	(446,876)	(1,041,798)
Net proceeds of debt	777,386	178,441	93,126
Other	339,487	158,739	(44,570)

Net increase (decrease) in cash and equivalents	$237,317	$219,790	$(296,973)

On August 20, 2007, the Company’s Board of Directors authorized a new stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company’s common stock over an open-ended period of time. Through December 31, 2007, the Company repurchased 7.1 million shares of its common stock under this program at an average price of $54.65 per share. There are approximately $2.6 billion of authorized repurchases remaining under this program.
On August 4, 2006, the Company’s Board of Directors authorized a stock repurchase program which provided for the buyback of up to 35.0 million shares. This stock repurchase program was completed in November 2007.
Return on Average Invested Capital
The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of its operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2007, 2006 and 2005 was as follows:

DOLLARS IN THOUSANDS	2007	2006	2005

Operating income after taxes of 29.25%, 29.71%, and 31.34%, respectively	$1,856,307	$1,676,708	$1,452,317

Invested Capital:
Trade receivables	$2,915,546	$2,471,273	$2,098,276
Inventories	1,625,820	1,482,508	1,203,063
Net plant and equipment	2,194,010	2,053,457	1,807,109
Investments	507,567	595,083	896,487
Goodwill and intangible assets	5,683,341	5,138,687	3,678,938
Accounts payable and accrued expenses	(2,195,965)	(1,895,182)	(1,574,018)
Other, net	92,833	(194)	277,843

Total invested capital	$10,823,152	$9,845,632	$8,387,698

Average invested capital	$10,326,990	$9,160,712	$8,277,715

Return on average invested capital	18.0%	18.3%	17.5%

Illinois Tool Works Inc.     43

The 30 basis point decrease in ROIC in 2007 versus 2006 was the result of average invested capital increasing 12.7% while after-tax operating income only increased 10.7%, primarily due to lower returns from acquired companies.
As a result of strong base business growth and a lower effective tax rate, ROIC increased 80 basis points in 2006 versus 2005, as after-tax operating income increased 15.5% while average invested capital only increased 10.7%.
Working Capital
Net working capital at December 31, 2007 and 2006 is summarized as follows:

			INCREASE
DOLLARS IN THOUSANDS	2007	2006	(DECREASE)

Current Assets:
Cash and equivalents	$827,524	$590,207	$237,317
Trade receivables	2,915,546	2,471,273	444,273
Inventories	1,625,820	1,482,508	143,312
Other	796,765	662,417	134,348

	6,165,655	5,206,405	959,250

Current Liabilities:
Short-term debt	410,512	462,721	(52,209)
Accounts payable and accrued expenses	2,195,965	1,895,182	300,783
Other	353,808	278,681	75,127

	2,960,285	2,636,584	323,701

Net Working Capital	$3,205,370	$2,569,821	$635,549

Current Ratio	2.08	1.97

Other current assets increased primarily due to the reclassification of assets of businesses held for sale. Trade receivables, accounts payable and accrued expenses, and inventories increased primarily as a result of currency translation and acquisitions.
Debt
Total debt at December 31, 2007 and 2006 was as follows:

			INCREASE
DOLLARS IN THOUSANDS	2007	2006	(DECREASE)

Short-term debt	$410,512	$462,721	$(52,209)
Long-term debt	1,888,839	955,610	933,229

Total debt	$2,299,351	$1,418,331	$881,020

Total debt to total capitalization	19.7%	13.6%

On October 1, 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750.0 million of 5.25% Euro notes due October 1, 2014. The net proceeds of the offering were used to refinance commercial paper outstanding and for general corporate purposes.
In 2007, the Company entered into a $1.0 billion Line of Credit Agreement with a termination date of June 13, 2008 and a $500.0 million revolving credit facility with a termination date of June 15, 2012. This debt capacity is for use principally to support any issuances of commercial paper and to fund larger acquisitions.
The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2007, the Company has unused capacity of approximately $1.5 billion under its current U.S. debt facilities and approximately $425.5 million under international debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

44     2007 Annual Report

Stockholders’ Equity
The changes to stockholders’ equity during 2007 and 2006 were as follows:

IN THOUSANDS	2007	2006

Beginning balance	$9,017,508	$7,546,895
Net income	1,869,862	1,717,746
Cash dividends declared	(533,519)	(423,563)
Repurchases of common stock	(1,757,761)	(446,876)
Stock option and restricted stock activity	173,647	135,781
Pension and other postretirement benefit adjustments, net of tax	180,110	(171,070)
Currency translation adjustments	424,037	495,697
Cumulative effect of adopting new accounting standard, net of tax	(22,559)	—
Shares issued for acquisitions	—	162,898

Ending balance	$9,351,325	$9,017,508

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS
The Company’s contractual obligations as of December 31, 2007 were as follows:

						2013 AND
IN THOUSANDS	2008	2009	2010	2011	2012	FUTURE YEARS

Total debt	$410,512	$506,981	$6,712	$255,836	$5,191	$1,114,119
Interest payments on notes and preferred debt securities	114,937	89,983	75,331	75,052	58,416	107,657
Minimum lease payments	135,172	102,553	74,773	47,278	36,213	69,448
Affordable housing capital obligations	14,040	13,978	13,261	3,244	—	—
Maximum venture capital contributions	5,663	—	—	—	—	—

	$680,324	$713,495	$170,077	$381,410	$99,820	$1,291,224

The Company has recorded current income taxes payable of $205.4 million and non-current tax liabilities of $182.6 million. The Company is not able to reasonably estimate the timing of payments related to the non-current obligations.
The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $25.0 million at December 31, 2007. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $17.0 million at December 31, 2007. At December 31, 2007, the Company had open stand-by letters of credit of $152.0 million, substantially all of which expire in 2008. The Company had no other significant off-balance sheet commitments at December 31, 2007.
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

Illinois Tool Works Inc.     45

The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

			6.55%
	5.25%	5.75%	PREFERRED DEBT	6.875%	4.88%
	EURO NOTES DUE	NOTES DUE	SECURITIES DUE	NOTES DUE	NOTES DUE
IN THOUSANDS	OCT 1, 2014	MARCH 1, 2009	DEC 31, 2011	NOV 15, 2008	DEC 31, 2020

As of December 31, 2007:
Estimated cash outflow by year of principal maturity
2008	$—	$—	$—	$150,000	$5,472
2009	—	500,000	—	—	5,679
2010	—	—	—	—	5,713
2011	—	—	250,000	—	5,351
2012	—	—	—	—	4,882
2013 and thereafter	1,097,250	—	—	—	11,722
Estimated fair value	1,119,305	509,350	262,140	153,120	39,261
Carrying value	1,095,895	499,604	249,815	149,984	38,819

As of December 31, 2006:
Total estimated cash outflow	$—	$500,000	$250,000	$150,000	$49,448
Estimated fair value	—	505,200	262,118	154,050	48,815
Carrying value	—	497,048	249,776	149,966	49,448
Foreign Currency Risk
The Company operates in the United States and 51 other countries. In general, the Company’s products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2007 or 2006.
In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cashflows from these businesses will be more than adequate to fund the debt obligations under these notes.
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

46     2007 Annual Report

Depreciation of Plant and Equipment—The Company’s U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance
The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.
Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s deferred and other tax balances are based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.
The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.
FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company’s adequacy of internally generated funds, the meeting of dividend payout objectives, the ability to fund debt service obligations, payments under guarantees, the Company’s portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements and the estimated amount of unrecognized tax benefits. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn or further downturn in the construction, general industrial, automotive or food institutional/restaurant and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company’s product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.
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

Illinois Tool Works Inc.     47

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
ITW management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

/s/ David B. Speer	/s/ Ronald D. Kropp
Chairman & Chief Executive Officer	Senior Vice President & Chief Financial Officer
February 27, 2008	February 27, 2008

48     2007 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Illinois Tool Works Inc.:
We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, income reinvested in the business, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ Deloitte & Touche LLP
Chicago, Illinois
February 27, 2008

Illinois Tool Works Inc.     49

Statement of Income
 Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	2007	2006	2005

Operating Revenues	$16,170,611	$13,798,995	$12,540,360
Cost of revenues	10,455,185	8,886,890	8,158,920
Selling, administrative, and research and development expenses	2,930,628	2,402,147	2,182,368
Amortization and impairment of goodwill and other intangible assets	161,042	124,544	83,842

Operating Income	2,623,756	2,385,414	2,115,230
Interest expense	(102,092)	(85,409)	(93,994)
Other income	59,315	90,977	135,005

Income from Continuing Operations Before Income Taxes	2,580,979	2,390,982	2,156,241
Income taxes	754,900	710,405	675,806

Income from Continuing Operations	1,826,079	1,680,577	1,480,435
Income from Discontinued Operations	43,783	37,169	14,434

Net Income	$1,869,862	$1,717,746	$1,494,869

Income Per Share from Continuing Operations:
Basic	$3.31	$2.97	$2.59

Diluted	$3.28	$2.95	$2.57

Income Per Share from Discontinued Operations:
Basic	$0.08	$0.07	$0.03

Diluted	$0.08	$0.07	$0.03

Net Income Per Share:
Basic	$3.39	$3.04	$2.62

Diluted	$3.36	$3.01	$2.60

Statement of Income Reinvested in the Business
 Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2007	2006	2005

Beginning Balance	$10,406,511	$9,112,328	$7,963,518
Net income	1,869,862	1,717,746	1,494,869
Cash dividends declared	(533,519)	(423,563)	(346,059)
Retirement of treasury shares	(1,841,230)	—	—
Cumulative effect of adopting new accounting standard, net of tax	(22,559)	—	—

Ending Balance	$9,879,065	$10,406,511	$9,112,328

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2007	2006	2005

Net Income	$1,869,862	$1,717,746	$1,494,869
Other Comprehensive Income:
Foreign currency translation adjustments	424,037	495,697	(296,248)
Pension and other postretirement benefit adjustments, net of tax	180,110	8,967	4,845

Comprehensive Income	$2,474,009	$2,222,410	$1,203,466

The Notes to Financial Statements are an integral part of these statements.

50     2007 Annual Report

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

	DECEMBER 31
IN THOUSANDS EXCEPT SHARES	2007	2006

Assets
Current Assets:
Cash and equivalents	$827,524	$590,207
Trade receivables	2,915,546	2,471,273
Inventories	1,625,820	1,482,508
Deferred income taxes	189,093	196,860
Prepaid expenses and other current assets	607,672	465,557

Total current assets	6,165,655	5,206,405

Plant and Equipment:
Land	226,208	193,328
Buildings and improvements	1,476,673	1,374,926
Machinery and equipment	3,852,241	3,594,057
Equipment leased to others	154,111	149,682
Construction in progress	109,267	96,853

	5,818,500	5,408,846
Accumulated depreciation	(3,624,490)	(3,355,389)

Net plant and equipment	2,194,010	2,053,457

Investments	507,567	595,083
Goodwill	4,387,165	4,025,053
Intangible Assets	1,296,176	1,113,634
Deferred Income Taxes	61,416	116,245
Other Assets	913,873	770,562

	$15,525,862	$13,880,439

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$410,512	$462,721
Accounts payable	854,148	707,656
Accrued expenses	1,341,817	1,187,526
Cash dividends payable	148,427	117,337
Income taxes payable	205,381	161,344

Total current liabilities	2,960,285	2,636,584

Noncurrent Liabilities:
Long-term debt	1,888,839	955,610
Deferred income taxes	260,658	259,159
Other	1,064,755	1,011,578

Total noncurrent liabilities	3,214,252	2,226,347

Stockholders’ Equity:
Common stock:
Issued—562,522,026 shares in 2007 and 630,900,742 shares in 2006	5,625	6,309
Additional paid-in-capital	173,610	1,378,587
Income reinvested in the business	9,879,065	10,406,511
Common stock held in treasury	(1,757,761)	(3,220,538)
Accumulated other comprehensive income	1,050,786	446,639

Total stockholders’ equity	9,351,325	9,017,508

	$15,525,862	$13,880,439

The Notes to Financial Statements are an integral part of this statement.

Illinois Tool Works Inc.     51

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2007	2006	2005

Cash Provided by (Used for) Operating Activities:
Net income	$1,869,862	$1,717,746	$1,494,869
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	363,701	319,362	299,232
Amortization and impairment of goodwill and other intangible assets	161,043	124,544	83,842
Change in deferred income taxes	(5,522)	167,003	69,745
Provision for uncollectible accounts	5,998	8,727	7,156
Loss on sale of plant and equipment	743	1,149	4,289
Income from investments	(47,880)	(78,608)	(126,278)
(Gain) loss on sale of operations and affiliates	(34,807)	(16,795)	8,548
Stock compensation expense	30,781	34,781	64,144
Other non-cash items, net	(3,451)	510	(1,875)
Change in assets and liabilities:
(Increase) decrease in—
Trade receivables	(56,971)	(45,581)	(58,902)
Inventories	(4,543)	(60,204)	104,419
Prepaid expenses and other assets	(15,676)	(63,930)	(82,280)
Increase (decrease) in—
Accounts payable	(37,823)	10,941	(39,216)
Accrued expenses and other liabilities	(2,301)	1,314	35,491
Income taxes receivable and payable	260,427	(55,261)	(16,647)
Other, net	716	330	5,006

Net cash provided by operating activities	2,484,297	2,066,028	1,851,543

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(812,757)	(1,378,708)	(626,922)
Additions to plant and equipment	(353,355)	(301,006)	(293,102)
Purchases of investments	(28,734)	(25,347)	(120,240)
Proceeds from investments	91,184	367,365	220,082
Proceeds from sale of plant and equipment	21,821	14,190	33,860
Proceeds from sale of operations and affiliates	160,457	40,303	1,475
Other, net	(2,664)	8,788	(4,559)

Net cash used for investing activities	(924,048)	(1,274,415)	(789,406)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(502,430)	(398,846)	(335,092)
Issuance of common stock	116,665	78,969	24,563
Repurchases of common stock	(1,757,761)	(446,876)	(1,041,798)
Net proceeds (repayments) of short-term debt	(266,968)	194,896	44,406
Proceeds from long-term debt	1,062,108	177	58,661
Repayments of long-term debt	(17,754)	(16,632)	(9,941)
Excess tax benefits from share-based compensation	16,212	13,086	12,879
Repayment of preferred stock of subsidiary	(40,000)	—	(20,000)

Net cash used for financing activities	(1,389,928)	(575,226)	(1,266,322)

Effect of Exchange Rate Changes on Cash and Equivalents	66,996	3,403	(92,788)

Cash and Equivalents:
Increase (decrease) during the year	237,317	219,790	(296,973)
Beginning of year	590,207	370,417	667,390

End of year	$827,524	$590,207	$370,417

Cash Paid During the Year for Interest	$132,757	$75,026	$99,115

Cash Paid During the Year for Income Taxes, Net of Refunds	$448,102	$646,647	$622,451

Liabilities Assumed from Acquisitions	$465,303	$448,561	$270,726

The Notes to Financial Statements are an integral part of this statement. See the Acquisitions note for information regarding non-cash transactions.

52     2007 Annual Report

Notes to Financial Statements
The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.
Illinois Tool Works Inc. (the “Company” or “ITW”) is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 825 operations in 52 countries. The Company primarily serves the construction, automotive, general industrial and food institutional/restaurant markets.
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
Discontinued Operations—In 2007 and 2006, the Company completed the divestitures of certain construction, consumer packaging and automotive machinery businesses. In addition, a consumer packaging and an automotive components business have been classified as held for sale as of December 31, 2007. Due to the aggregate significance of these five businesses, the consolidated statements of income have been restated to present the operating results of all five businesses, along with the gains realized, net of tax, as discontinued operations for 2007, 2006 and 2005. Assets of $143,529,000 and liabilities of $5,844,000 related to the two businesses held for sale as of December 31, 2007 have been reclassified to prepaids and other current assets and accrued expenses, respectively.
Results of the discontinued operations for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Operating revenues	$108,253	$256,054	$249,934

Income before taxes	$5,721	$35,144	$25,328
Gain on sale of discontinued operations	33,168	19,120	—
Income tax benefit (expense)	4,894	(17,095)	(10,894)

Income from discontinued operations	$43,783	$37,169	$14,434

Acquisitions—The Company accounts for acquisitions under the purchase method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition. Acquisitions, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position. Summarized information related to acquisitions is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2007	2006	2005

Number of acquisitions	52	53	22
Net cash paid during the year	$812,757	$1,378,708	$626,922
Value of shares issued for acquisitions	$—	$162,898	$—
There were no significant non-cash transactions in 2007 and 2005. The Company’s only significant non-cash transaction during 2006 related to the exchange of the Company’s common stock as consideration for an acquisition.

Illinois Tool Works Inc.     53

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2007, 2006 and 2005 were as follows:

	2007		2006		2005
	WEIGHTED-		WEIGHTED-		WEIGHTED-
	AVERAGE	PREMIUM	AVERAGE	PREMIUM	AVERAGE	PREMIUM
IN THOUSANDS EXCEPT FOR WEIGHTED-AVERAGE LIVES (YEARS)	LIFE	RECORDED	LIFE	RECORDED	LIFE	RECORDED

Goodwill		$345,805		$778,215		$296,476
Amortizable Intangible Assets:
Customer lists and relationships	10.8	161,119	10.5	246,130	12.0	112,328
Patents and proprietary technology	9.9	88,000	9.1	75,131	10.5	29,079
Trademarks and brands	16.6	62,562	15.4	67,940	14.4	50,174
Software	5.2	8,550	6.3	80,687	7.1	24,006
Noncompete agreements	4.2	11,167	4.0	20,411	2.0	6,424
Other	1.5	4,366	1.3	8,407	1.0	7,268

Total Amortizable Intangible Assets	11.2	335,764	9.9	498,706	11.2	229,279
Indefinite-lived Intangible Assets:
Trademarks and brands		23,658		4,610		30,980

Total Premium Recorded		$705,227		$1,281,531		$556,735

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $142,368,000 in 2007, $103,569,000 in 2006 and $77,005,000 in 2005 will be tax deductible. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets, primarily due to the completion of valuations.
In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company’s results of operations and financial position.
Operating Revenues are recognized when the risks and rewards of ownership are transferred to the customer, which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2007, 2006 or 2005.
Research and Development Expenses are recorded as expense in the year incurred. These costs were $203,488,000 in 2007, $147,206,000 in 2006 and $126,305,000 in 2005.
Rental Expense was $150,200,000 in 2007, $123,957,000 in 2006 and $115,710,000 in 2005. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS

2008	$135,172
2009	102,553
2010	74,773
2011	47,278
2012	36,213
2013 and future years	69,448

$465,437

Advertising Expenses are recorded as expense in the year incurred. These costs were $114,304,000 in 2007, $98,355,000 in 2006 and $79,617,000 in 2005.

54     2007 Annual Report

Other Income (Expense) consisted of the following:

IN THOUSANDS	2007	2006	2005

Investment income	$47,880	$78,608	$126,278
Interest income	20,164	30,483	26,880
Loss on foreign currency transactions	(13,128)	(9,344)	(2,807)
Other, net	4,399	(8,770)	(15,346)

	$59,315	$90,977	$135,005

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2007	2006	2005

U.S. federal income taxes:
Current	$422,592	$363,233	$399,629
Deferred	68,078	113,861	148,556
Benefit of net operating loss and foreign tax credits carryforwards	(2,212)	(24,755)	(112,381)

	$488,458	$452,339	$435,804

Foreign income taxes:
Current	$262,832	$267,552	$154,022
Deferred	(22,487)	9,617	36,170
Benefit of net operating loss carryforwards	(22,128)	(58,273)	(7,047)

	$218,217	$218,896	$183,145

State income taxes:
Current	$46,527	$43,068	$54,648
Deferred	1,698	(3,898)	9,685
Benefit of net operating loss carryforwards	—	—	(7,476)

	48,225	39,170	56,857

	$754,900	$710,405	$675,806

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2007	2006	2005

Domestic	$1,641,714	$1,462,831	$1,391,176
Foreign	939,265	928,151	765,065

	$2,580,979	$2,390,982	$2,156,241

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2007	2006	2005

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.3	1.1	1.7
Differences between U.S. federal statutory and foreign tax rates	(1.7)	(1.1)	(1.2)
Nontaxable foreign interest income	(2.7)	(2.4)	(2.4)
Tax effect of foreign dividends	0.3	0.2	1.0
Tax relief for U.S. manufacturers	(0.9)	(0.5)	(0.4)
Other, net	(2.1)	(2.6)	(2.4)

Effective tax rate	29.2%	29.7%	31.3%

Illinois Tool Works Inc.     55

In 2004, the Company recorded a deferred tax liability of $25,000,000 to reflect the estimated tax cost of the minimum foreign dividends repatriated under the American Jobs Creation Act during 2005. During 2005, the Company repatriated foreign dividends of $1,404,000,000 and incurred an additional tax cost of $17,400,000. Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $4,000,000,000 and $2,900,000,000 as of December 31, 2007 and 2006, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.
The components of deferred income tax assets and liabilities at December 31, 2007 and 2006 were as follows:

	2007		2006
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY

Goodwill and intangible assets	$157,520	$(532,052)	$132,906	$(497,597)
Inventory reserves, capitalized tax cost and LIFO inventory	53,268	(17,208)	41,500	(18,636)
Investments	18,204	(233,839)	45,163	(220,360)
Plant and equipment	22,580	(88,092)	16,550	(95,896)
Accrued expenses and reserves	121,760	—	129,250	—
Employee benefit accruals	282,431	—	303,579	—
Foreign tax credit carryforwards	102,818	—	76,855	—
Net operating loss carryforwards	357,285	—	345,531	—
Capital loss carryforwards	74,586	—	67,092	—
Allowances for uncollectible accounts	14,812	—	12,439	—
Prepaid pension assets	—	(99,554)	—	(29,776)
Other	102,988	(29,386)	71,403	(38,650)

Gross deferred income tax assets (liabilities)	1,308,252	(1,000,131)	1,242,268	(900,915)
Valuation allowances	(318,270)	—	(287,407)	—

Total deferred income tax assets (liabilities)	$989,982	$(1,000,131)	$954,861	$(900,915)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2007 and 2006 relate primarily to certain net operating loss carryforwards and capital loss carryforwards. Included in the total valuation allowances at December 31, 2007 were allowances of $31,631,000 that relate to acquired net operating loss carryforwards that, if adjusted in 2008, would reduce goodwill.
At December 31, 2007, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS

2008	$25,588
2009	6,804
2010	8,992
2011	7,030
2012	11,102
2013	8,144
2014	1,943
2015	2,068
2016	5,530
2017	1,657
2018	4,247
2019	8,148
2020	46,458
2021	64,582
2022	28,688
2023	61,060
2024	63,540
2025	15,474
2026	654
Do not expire	976,425

$1,348,134

56     2007 Annual Report

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken and expected to be taken in tax returns and provides guidance related to uncertain tax positions on derecognition, classification, and interest and penalties. As a result of implementation of FIN 48, the Company did not recognize any change in its liability for unrecognized tax benefits.
The changes in the amount of unrecognized tax benefits during 2007 were as follows:

IN THOUSANDS

Balance at January 1, 2007	$688,000
Additions based on tax positions related to the current year	55,000
Additions for tax positions of prior years	116,000
Reductions for tax positions of prior years	(86,000)
Settlements	(26,000)
Foreign currency translation	26,000

Balance at December 31, 2007	$773,000

Included in the balance at December 31, 2007, are approximately $449,000,000 of tax positions that, if recognized, would impact the Company’s effective tax rate. As of December 31, 2007, the Company does not expect any significant changes to the estimated amount of unrecognized tax benefits for any significant individual tax positions in the next twelve months.
The Company files numerous consolidated and separate tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company’s major jurisdictions:

JURISDICTION	OPEN TAX YEARS

United States—Federal	2001-2007
United Kingdom	2000-2007
Germany	2001-2007
France	2000-2007
Australia	2002-2007
The Company recognizes interest and penalties related to income tax matters in income tax expense. There were no significant accruals for interest and penalties recorded as of December 31, 2007.
Income from Continuing Operations Per Share is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock. Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2007	2006	2005

Income from continuing operations	$1,826,079	$1,680,577	$1,480,435

Income from continuing operations per share—Basic:
Weighted-average common shares	551,549	565,632	571,058

Income from continuing operations per share—Basic	$3.31	$2.97	$2.59

Income from continuing operations per share—Diluted:
Weighted-average common shares	551,549	565,632	571,058
Effect of dilutive stock options and restricted stock	4,481	4,260	4,376

Weighted-average common shares assuming dilution	556,030	569,892	575,434

Income from continuing operations per share—Diluted	$3.28	$2.95	$2.57

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2007, 2006 and 2005 were 3,658,862, 8,172,240 and 4,777,138, respectively.
Cash and Equivalents included interest-bearing instruments of $367,824,000 at December 31, 2007 and $234,310,000 at December 31, 2006. Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.

Illinois Tool Works Inc.     57

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Beginning balance	$(61,649)	$(51,178)	$(56,205)
Provision charged to expense	(5,998)	(8,727)	(7,156)
Write-offs, net of recoveries	10,156	10,465	14,392
Acquisitions and divestitures	(12,886)	(8,658)	(5,931)
Other	(4,439)	(3,551)	3,722

Ending balance	$(74,816)	$(61,649)	$(51,178)

Inventories at December 31, 2007 and 2006 were as follows:

IN THOUSANDS	2007	2006

Raw material	$516,914	$470,032
Work-in-process	182,990	166,946
Finished goods	925,916	845,530

	$1,625,820	$1,482,508

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 27% and 29% of total inventories as of December 31, 2007 and 2006, respectively. The first-in, first-out (“FIFO”) method, which approximates current cost, is used for all other inventories. If the FIFO method was used for all inventories, total inventories would have been approximately $124,019,000 and $117,093,000 higher than reported at December 31, 2007 and 2006, respectively.
Prepaid Expenses and Other Current Assets as of December 31, 2007 and 2006 were as follows:

IN THOUSANDS	2007	2006

Income tax refunds receivable	$236,735	$261,792
Assets of businesses held for sale	143,529	—
Value-added-tax receivables	52,834	40,177
Insurance	30,229	44,271
Other	144,345	119,317

	$607,672	$465,557

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.
Depreciation was $360,452,000 in 2007, $311,987,000 in 2006 and $291,564,000 in 2005, and was reflected primarily in cost of revenues. Discontinued operations depreciation was $3,249,000 in 2007, $7,375,000 in 2006 and $7,668,000 in 2005 and was reflected in income from discontinued operations. Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.
The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease
Investments as of December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006

Leases of equipment	$278,549	$310,598
Affordable housing limited partnerships	97,022	114,594
Venture capital limited partnership	81,462	91,365
Property developments	21,926	19,709
Other	28,608	58,817

	$507,567	$595,083

58     2007 Annual Report

Leases of Equipment
The components of the investment in leases of equipment at December 31, 2007 and 2006 were as shown below:

IN THOUSANDS	2007	2006

Leveraged, direct financing and sales-type leases:
Gross lease contracts receivable, net of nonrecourse debt service	$146,109	$155,774
Estimated residual value of leased assets	248,119	248,119
Unearned income	(127,589)	(105,914)

	266,639	297,979

Equipment under operating leases	11,910	12,619

	$278,549	$310,598

Deferred tax liabilities related to leveraged and direct financing leases were $226,549,000 and $213,267,000 at December 31, 2007 and 2006, respectively.
The investment in leases of equipment at December 31, 2007 and 2006 relates to the following types of equipment:

IN THOUSANDS	2007	2006

Telecommunications	$174,212	$196,348
Air traffic control	64,540	70,280
Aircraft	39,296	43,033
Manufacturing	501	937

	$278,549	$310,598

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
The income from leveraged, direct financing and sales-type leases was $5,347,000, $1,752,000 and $8,943,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Unearned income is recognized as lease income over the life of the lease based on the effective yield of the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.
On January 1, 2007, the Company adopted FASB staff position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (“FSP 13-2”). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of FSP 13-2, the Company recorded an after-tax charge to retained earnings of $22,600,000, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company’s leveraged lease transactions.
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
The Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to the property development investments and affordable housing investments, therefore it does not consolidate those entities. The Company’s maximum exposure to loss related to the property development investments and affordable housing investments is $29,551,000 and $97,022,000, respectively, as of December 31, 2007.

Illinois Tool Works Inc.     59

Cash Flows
Cash flows related to investments during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Cash used to purchase investments:
Affordable housing limited partnerships	$(16,789)	$(17,814)	$(80,822)
Venture capital limited partnership	(8,252)	(1,926)	(27,242)
Property developments	(3,414)	(4,885)	(11,976)
Other	(279)	(722)	(200)

	$(28,734)	$(25,347)	$(120,240)

Cash proceeds from investments:
Venture capital limited partnership	$44,792	$25,085	$22,683
Prepaid forward contract	31,629	—	—
Leases of equipment	7,085	4,467	8,685
Properties held for sale	5,149	1,698	2,600
Property developments	2,506	2,073	13,805
Mortgage investments	—	333,976	172,288
Other	23	66	21

	$91,184	$367,365	$220,082

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
As of January 1, 2007, the Company had assigned its recorded goodwill and intangible assets to approximately 440 of its then 750 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company’s estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit’s goodwill and the carrying value of the goodwill.
Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Goodwill:
Impairment	$988	$14,793	$9,650
Intangible Assets:
Amortization	158,888	106,766	69,143
Impairment	1,166	2,985	5,049

	$161,042	$124,544	$83,842

In 2007, the Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in total impairment charges of $2,154,000. The goodwill impairment charges of $988,000 were primarily related to a French polymers business and an Asian construction business and resulted from lower estimated future cash flows than previously expected. Also in 2007, intangible asset impairments of $1,166,000 were recorded to reduce to the estimated fair value the carrying value of trademarks and customer-related intangible assets primarily related to a French polymers business in the Polymers & Fluids segment and a U.S. contamination control business in the All Other segment.
In 2006, the Company recorded goodwill impairment charges of $14,793,000, which were primarily related to a U.S. building components joist business, a Canadian stretch packaging equipment business, a European food equipment business, a U.S. thermal transfer ribbon business and an Asian construction business, and resulted from lower estimated future cash flows than previously expected. Also in 2006, intangible asset impairments of $2,985,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets primarily related to a U.S. welding components business in the Power Systems & Electronics segment and a U.S. contamination control business in the All Other segment.

60     2007 Annual Report

In 2005, the Company recorded goodwill impairment charges of $9,650,000, which were primarily related to a Canadian stretch packaging equipment business and a U.S. welding components business, and resulted from lower estimated future cash flows than previously expected. Also in 2005, intangible asset impairments of $5,049,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets related to a U.S. contamination control business in the All Other segment.
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2006 were as follows:

		POWER
	INDUSTRIAL	SYSTEMS &	TRANSPOR-	CONSTRUCTION	FOOD	DECORATIVE	POLYMERS	ALL
IN THOUSANDS	PACKAGING	ELECTRONICS	TATION	PRODUCTS	EQUIPMENT	SURFACES	& FLUIDS	OTHER	TOTAL

Balance Dec 31, 2005	$567,141	$218,929	$374,067	$332,173	$80,885	$5,802	$384,688	$1,045,326	$3,009,011
2006 activity:
Acquisitions & divestitures	35,623	129,720	16,139	138,845	367	6,234	39,272	394,514	760,714
Impairment charges	(3,330)	(833)	—	(6,186)	(2,262)	—	—	(2,182)	(14,793)
Foreign currency translation	55,356	13,699	26,834	34,959	9,788	(28)	17,770	111,743	270,121

Balance Dec 31, 2006	654,790	361,515	417,040	499,791	88,778	12,008	441,730	1,549,401	4,025,053
2007 activity:
Acquisitions & divestitures	14,992	14,804	44,055	26,818	75,609	2,311	84,348	17,008	279,945
Impairment charges	—	—	(107)	(308)	—	—	(573)	—	(988)
Foreign currency translation	41,662	11,604	22,629	28,065	9,979	1,459	17,419	50,253	183,070
Transfer to assets held for sale	—	—	—	—	—	—	—	(99,915)	(99,915)

Balance Dec 31, 2007	$711,444	$387,923	$483,617	$554,366	$174,366	$15,778	$542,924	$1,516,747	$4,387,165

Intangible assets as of December 31, 2007 and 2006 were as follows:

	2007			2006
		ACCUMULATED			ACCUMULATED
IN THOUSANDS	COST	AMORTIZATION	NET	COST	AMORTIZATION	NET

Amortizable Intangible Assets:
Customer lists and relationships	$676,672	$(127,681)	$548,991	$540,802	$(63,394)	$477,408
Patents and proprietary technology	323,830	(106,777)	217,053	239,237	(80,788)	158,449
Trademarks and brands	247,452	(42,606)	204,846	192,871	(25,104)	167,767
Software	204,952	(96,753)	108,199	182,895	(62,747)	120,148
Noncompete agreements	122,651	(85,966)	36,685	109,563	(70,758)	38,805
Other	76,856	(70,256)	6,600	71,669	(60,771)	10,898

Total Amortizable Intangible Assets	1,652,413	(530,039)	1,122,374	1,337,037	(363,562)	973,475
Indefinite-lived Intangible Assets:
Trademarks and brands	173,802	—	173,802	140,159	—	140,159

Total Intangible Assets	$1,826,215	$(530,039)	$1,296,176	$1,477,196	$(363,562)	$1,113,634

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.
The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS

2008	$154,700
2009	142,600
2010	133,400
2011	127,600
2012	116,700
Other Assets as of December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006

Prepaid pension assets	$404,791	$257,537
Cash surrender value of life insurance policies	331,524	318,771
Customer tooling	57,787	47,520
Noncurrent receivables	35,182	41,788
Other	84,589	104,946

	$913,873	$770,562

Illinois Tool Works Inc.     61

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The major domestic plan covers a substantial portion of its U.S. employees and provides benefits based on years of service and final average salary. Beginning January 1, 2007, the major domestic defined benefit plan was closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in this plan are eligible for additional Company contributions under the existing defined contribution retirement plan.
The Company also has other postretirement benefit plans covering the majority of its U.S. employees. The primary postretirement health care plan is contributory with the participants’ contributions adjusted annually. The postretirement life insurance plans are noncontributory.
The Company has various defined benefit pension plans in foreign countries, predominantly the United Kingdom, Germany, Canada and Australia.
On December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”). This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180,037,000 in 2006 to recognize the funded status of its benefit plans. Effective for the 2008 fiscal year, SFAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the September 30 measurement date that the Company presently uses.
Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans was as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2007	2006	2005	2007	2006	2005

Components of net periodic benefit cost:
Service cost	$115,009	$107,335	$84,929	$14,957	$16,747	$12,945
Interest cost	106,670	97,044	85,713	32,133	32,330	30,293
Expected return on plan assets	(156,058)	(137,866)	(124,382)	(11,594)	(7,982)	(5,754)
Amortization of actuarial loss	20,146	25,036	8,591	1,989	21,126	1,246
Amortization of prior service (income) cost	(2,382)	(2,170)	(2,277)	6,261	6,269	6,736
Amortization of transition amount	15	64	(18)	—	—	—
Settlement/curtailment loss	5,766	2,624	195	—	—	—

Net periodic benefit cost	$89,166	$92,067	$52,751	$43,746	$68,490	$45,466

62     2007 Annual Report

	PENSION		OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	2007	2006	2007	2006

Change in benefit obligation as of September 30:
Benefit obligation at beginning of period	$2,027,636	$1,879,661	$557,344	$606,022
Service cost	115,009	107,335	14,957	16,747
Interest cost	106,670	97,044	32,133	32,330
Plan participants’ contributions	7,875	5,606	16,039	15,850
Amendments	(67)	2,685	—	—
Actuarial gain	(85,300)	(18,494)	(60,824)	(70,765)
Acquisitions	16,314	7,309	—	—
Benefits paid	(162,475)	(130,078)	(45,380)	(44,972)
Medicare subsidy received	—	—	3,486	2,612
Liabilities from (to) other plans	4,776	2,813	—	(480)
Settlement/curtailment	(301)	—	(3,609)	—
Foreign currency translation	47,523	73,755	—	—

Benefit obligation at end of period	$2,077,660	$2,027,636	$514,146	$557,344

Change in plan assets as of September 30:
Fair value of plan assets at beginning of period	$1,986,416	$1,773,574	$149,240	$103,528
Actual return on plan assets	261,140	193,206	16,340	13,771
Company contributions	132,870	89,382	58,210	61,063
Plan participants’ contributions	7,875	5,606	16,039	15,850
Benefits paid	(162,475)	(130,078)	(45,380)	(44,972)
Assets from other plans	—	1,975	—	—
Foreign currency translation	36,104	52,751	—	—

Fair value of plan assets at end of period	$2,261,930	$1,986,416	$194,449	$149,240

Funded status	$184,270	$(41,220)	$(319,697)	$(408,104)
Contributions after measurement date	3,443	49,694	29,731	30,214
Other immaterial plans	(16,028)	(18,244)	(7,994)	(7,579)

Net asset (liability) at end of year	$171,685	$(9,770)	$(297,960)	$(385,469)

The amounts recognized in the statement of financial position as of December 31 consisted of:
Noncurrent assets	$404,791	$257,537	$—	$—
Current liabilities	(16,299)	(13,111)	(11,411)	(11,139)
Noncurrent liabilities	(216,807)	(254,196)	(286,549)	(374,330)

Net asset (liability) at end of year	$171,685	$(9,770)	$(297,960)	$(385,469)

The pre-tax amounts recognized in accumulated other comprehensive income consisted of:
Net loss (gain)	$66,655	$279,500	$(42,512)	$27,427
Prior service cost (income)	1,166	(1,289)	32,527	38,788
Net transition obligation	2,352	2,386	—	—

	$70,173	$280,597	$(9,985)	$66,215

Accumulated benefit obligation for all significant defined benefit pension plans	$1,798,993	$1,778,146

Plans with accumulated benefit obligation in excess of plan assets as of September 30:
Projected benefit obligation	$251,569	$334,142

Accumulated benefit obligation	$230,736	$300,697

Fair value of plan assets	$38,920	$102,609

Illinois Tool Works Inc.     63

Assumptions
The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS
	2007	2006	2005	2007	2006	2005

Assumptions used to determine benefit obligations at September 30:
Discount rate	6.02%	5.50%	5.30%	6.50%	5.95%	5.50%
Rate of compensation increases	4.35	4.26	4.20	—	—	—
Assumptions used to determine net cost for years ended December 31:
Discount rate	5.50%	5.30%	5.67%	5.95%	5.50%	5.75%
Expected return on plan assets	8.35	8.33	7.99	7.00	7.00	7.00
Rate of compensation increases	4.26	4.20	4.35	—	—	—
The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the primary postretirement health care plan was developed from similar factors as the pension plans, less factors for insurance costs and mortality charges.
Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2007	2006	2005

Health care cost trend rate assumed for the next year	10.40%	11.00%	10.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2014	2014	2010
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE-	1-PERCENTAGE-
IN THOUSANDS	POINT INCREASE	POINT DECREASE

Effect on total of service and interest cost components for 2007	$1,706	$(1,802)
Effect on postretirement benefit obligation at September 30, 2007	$21,685	$(20,576)
Plan Assets
The target asset allocation and weighted-average asset allocations for the Company’s significant pension plans at September 30, 2007 and 2006 were as follows:

		PERCENTAGE OF PLAN
		ASSETS AT SEPTEMBER 30
ASSET CATEGORY	TARGET ALLOCATION	2007	2006

Equity securities	60 - 75%	67%	67%
Debt securities	20 - 35	28	29
Real estate	0 - 1	1	1
Other	0 - 10	4	3

		100%	100%

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
The assets in the Company’s primary postretirement health care plan are invested in life insurance policies. The Company’s overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable rate of return while preserving capital and are exempt from U.S. federal income taxes.

64     2007 Annual Report

Cash Flows
The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $44,400,000 to its pension plans and $60,100,000 to its other postretirement benefit plans in 2008.
The Company’s portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

		OTHER
		POSTRETIREMENT
IN THOUSANDS	PENSION BENEFITS	BENEFITS

2008	$171,036	$39,062
2009	174,745	41,038
2010	182,328	43,161
2011	189,693	45,237
2012	195,434	45,916
Years 2013-2017	1,026,813	241,003
In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company’s expense for these plans was $60,100,000 in 2007, $44,698,000 in 2006 and $37,367,000 in 2005.
Short-Term Debt as of December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006

Bank overdrafts	$37,992	$45,259
Commercial paper	200,977	200,340
European facilities	—	184,996
Current maturities of long-term debt	158,590	16,684
Other borrowings by foreign subsidiaries	12,953	15,442

	$410,512	$462,721

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted-average interest rate on commercial paper was 4.1% at December 31, 2007 and 5.3% at December 31, 2006.
The weighted-average interest rate on other borrowings by foreign subsidiaries was 2.2% at December 31, 2007 and 2.4% at December 31, 2006.
In June 2007, the Company entered into a $1,000,000,000 Line of Credit Agreement with a termination date of June 13, 2008. No amounts were outstanding under this facility at December 31, 2007.
As of December 31, 2007, the Company has unused capacity of approximately $425,497,000 under international debt facilities.
Accrued Expenses as of December 31, 2007 and 2006 consisted of accruals for:

IN THOUSANDS	2007	2006

Compensation and employee benefits	$515,069	$416,124
Deferred revenue and customer deposits	220,412	173,036
Rebates	141,195	125,715
Warranties	71,210	70,119
Current portion of pension and other postretirement benefit obligations	27,710	24,250
Current portion of affordable housing capital obligations	14,040	14,092
Preferred stock of subsidiaries and related accrued dividends	—	69,200
Other	352,181	294,990

	$1,341,817	$1,187,526

The changes in accrued warranties during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Beginning balance	$70,119	$70,882	$79,020
Charges	(51,443)	(51,300)	(52,258)
Provision charged to expense	47,636	45,418	42,276
Acquisitions and divestitures	2,848	3,176	3,646
Foreign currency translation	2,050	1,943	(1,802)

Ending balance	$71,210	$70,119	$70,882

Illinois Tool Works Inc.     65

Long-Term Debt at December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006

6.875% notes due November 15, 2008	$149,984	$149,966
5.75% notes due March 1, 2009	499,604	497,048
6.55% preferred debt securities due December 31, 2011	249,815	249,776
5.25% Euro notes due October 1, 2014	1,095,895	—
4.88% senior notes due December 31, 2020	38,819	49,448
Other borrowings	13,312	26,056

	2,047,429	972,294
Current maturities	(158,590)	(16,684)

	$1,888,839	$955,610

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The estimated market price of the notes exceeded the carrying value by approximately $3,136,000 at December 31, 2007 and $4,084,000 at December 31, 2006.
In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The estimated market price of the notes exceeded the carrying value by approximately $9,746,000 at December 31, 2007 and $8,152,000 at December 31, 2006. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 7.08% at December 31, 2007 and 7.33% at December 31, 2006. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.
In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $12,325,000 at December 31, 2007 and $12,342,000 at December 31, 2006.
In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The estimated fair value of the notes exceeded the carrying value by approximately $443,000 at December 31, 2007 and was below the carrying value by approximately $633,000 at December 31, 2006.
In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. No amounts were outstanding under this facility at December 31, 2007.
In 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750,000,000 of 5.25% Euro notes due October 1, 2014, at 99.874% of face value. The effective interest rate of the notes is 5.27%. The estimated fair value of the notes exceeded the carrying value by approximately $23,410,000 at December 31, 2007.
The Company’s debt agreements’ financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company’s total debt, including guarantees, was 22% of total capitalization as of December 31, 2007, which was in compliance with these covenants.
Other debt outstanding at December 31, 2007, bears interest at rates ranging from 2.2% to 12.6%, with maturities through the year 2029.
Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS

2009	$506,981
2010	6,712
2011	255,836
2012	5,191
2013 and future years	1,114,119

$1,888,839

In connection with forming joint ventures, the Company has provided debt guarantees of $25,000,000 at December 31, 2007. The Company has recorded liabilities related to these guarantees of $17,000,000 at December 31, 2007.
At December 31, 2007, the Company had open stand-by letters of credit of $152,000,000, substantially all of which expire in 2008.

66     2007 Annual Report

Other Noncurrent Liabilities at December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006

Postretirement benefit obligation	$286,549	$374,330
Pension benefit obligation	216,807	254,196
Noncurrent tax reserves	182,601	—
Affordable housing capital obligations	30,483	44,096
Other	348,315	338,956

	$1,064,755	$1,011,578

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, liquidity or future operations.
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
The Company has an estimated potential liability for European transfer taxes of up to approximately $42 million plus possible interest and penalties related to legal entity reorganizations. The ultimate resolution of this liability will be dependent upon the determination of whether or not such transfers are deemed to have occurred and whether such taxes are applicable to transfers that occurred outside of Europe. No reserves have been recorded for this matter as of December 31, 2007.
Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Illinois Tool Works Inc.     67

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2007, 2006 and 2005 are shown below. On May 5, 2006, the stockholders approved an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 350,000,000 shares to 700,000,000 shares in order to affect a two-for-one split of the Company’s common stock, with a distribution date of May 25, 2006, at a rate of one additional share for each common share held by stockholders of record on May 18, 2006.

			ADDITIONAL
	COMMON STOCK		PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT

Balance, December 31, 2004	311,373,558	$3,114	$978,941	(19,145,194)	$(1,731,378)
During 2005—
Shares issued for stock options	850,033	8	37,858	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(148,642)	(2)	(13,302)	—	—
Stock compensation expense	—	—	64,144	—	—
Tax benefits related to stock options and restricted stock	—	—	12,879	—	—
Restricted stock forfeitures	(31,660)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	2,091	—	—
Repurchases of common stock	—	—	—	(12,084,527)	(1,041,798)

Balance, December 31, 2005	312,043,289	3,120	1,082,611	(31,229,721)	(2,773,176)
During 2006—
Adjustment to reflect May 2006 stock split	312,043,289	3,151	(3,151)	(31,229,721)	—
Shares issued for stock options	3,096,786	19	85,033	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(125,568)	—	(6,082)	—	—
Stock compensation expense	—	—	34,781	—	—
Tax benefits related to stock options and restricted stock	—	—	13,086	—	—
Restricted stock forfeitures	(10,610)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	8,944	—	—
Shares issued for acquisitions	3,853,556	19	163,365	(11,011)	(486)
Repurchases of common stock	—	—	—	(9,680,731)	(446,876)

Balance, December 31, 2006	630,900,742	6,309	1,378,587	(72,151,184)	(3,220,538)
During 2007—
Retirement of treasury shares	(72,151,184)	(721)	(1,378,587)	72,151,184	3,220,538
Shares issued for stock options	3,768,417	37	116,736	—	—
Shares surrendered on exercise of stock options	(1,950)	—	(108)	—	—
Shares issued for stock grant	6,001		310	—	—
Stock compensation expense	—	—	30,471	—	—
Tax benefits related to stock options	—	—	16,212	—	—
Tax benefits related to defined contribution plans	—	—	9,989	—	—
Repurchases of common stock	—	—	—	(32,425,297)	(1,757,761)

Balance, December 31, 2007	562,522,026	$5,625	$173,610	(32,425,297)	$(1,757,761)

Authorized, December 31, 2007	700,000,000

On August 20, 2007, the Company’s Board of Directors authorized a new stock repurchase program, which provides for the buyback of up to $3,000,000,000 of the Company’s common stock over an open-ended period of time. Through December 31, 2007, the Company had repurchased 7,106,028 shares of its common stock for $388,348,000 at an average price of $54.65 per share.
On August 4, 2006, the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. This program was completed in November 2007.
On April 19, 2004, the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31,000,000 shares (on a pre-split basis) and which was completed in 2005.
Cash Dividends declared were $0.98 per share in 2007, $0.75 per share in 2006 and $0.61 per share in 2005. Cash dividends paid were $0.91 per share in 2007, $0.705 per share in 2006 and $0.585 per share in 2005.

68     2007 Annual Report

Accumulated Other Comprehensive Income—Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005

Beginning balance	$446,639	$122,012	$413,415
Foreign currency translation adjustments	424,037	495,697	(296,248)
Minimum pension liability, net of tax of $5,683 in 2006 and $(205) in 2005	—	8,967	4,845
Adjustment to initially apply SFAS 158, net of tax of $133,713	—	(180,037)	—
Pension and other postretirement benefits actuarial gains, net of tax of $89,207	167,146	—	—
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $15,562	10,467	—	—
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $3,586	2,497	—	—

Ending balance	$1,050,786	$446,639	$122,012

As of December 31, 2007 and 2006, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $1,071,169,000 and $647,132,000, respectively, and unrecognized pension and other postretirement benefits costs of $20,383,000 and $200,493,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $235,000 for pension and $5,251,000 for other postretirement benefits.
Stock-Based Compensation—Stock options and restricted stock have been issued to officers and other management employees under ITW’s 1996 and 2006 Stock Incentive Plans. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock generally vests over a three-year period. Currently, there are no restricted shares granted under the plan that have not vested. On February 9, 2007, the Company granted 6,001 shares of non-restricted Common Stock awards to its non-employee directors. To cover the exercise of vested options and non-restricted Common Stock awards, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2007, 65,251,366 shares of ITW common stock were reserved for issuance under this plan. Option exercise prices are equal to the common stock fair market value on the date of grant.
The Company records compensation expense for the fair value of stock awards over the remaining service periods of those awards.
The following summarizes the Company’s stock-based compensation expense:

IN THOUSANDS	2007	2006	2005

Pretax compensation expense	$30,781	$34,781	$64,144
Tax benefit	(8,803)	(10,310)	(17,588)

Total stock-based compensation recorded as expense, net of tax	$21,978	$24,471	$46,556

The following summarizes stock option activity under the Plan as of December 31, 2007, and changes during the year then ended:

			WEIGHTED-AVERAGE
	NUMBER	WEIGHTED-AVERAGE	REMAINING	AGGREGATE INTRINSIC
OPTIONS	OF SHARES	EXERCISE PRICE	CONTRACTUAL TERM	VALUE

Under option, January 1, 2007	20,893,461	$36.07
Granted	3,707,762	51.61
Exercised	(3,775,154)	31.03
Cancelled or expired	(190,274)	44.78

Under option, December 31, 2007	20,635,795	39.70	5.86 years	$285,582,712

Exercisable, December 31, 2007	14,697,884	36.13	4.77 years	$255,879,107

On February 8, 2008, the Compensation Committee of the Board of Directors approved an option grant of 3,995,750 shares at an exercise price of $48.51 per share. The estimated fair value of the options granted during 2008, 2007 and 2006 were calculated using a binomial option pricing model. The following summarizes the assumptions used in the models:

	2008	2007	2006

Risk-free interest rate	1.9-3.9%	4.7-5.1%	4.5-4.7%
Weighted-average volatility	27.0%	22.0%	23.0%
Dividend yield	1.96%	1.65%	1.3%
Expected years until exercise	7.3-7.9	6.7-7.0	4.2-6.7

Illinois Tool Works Inc.     69

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
The weighted-average grant-date fair value of options granted during 2008, 2007 and 2006 was $13.32, $14.37 and $11.87 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $86,253,000, $63,255,000 and $36,754,000, respectively. Exercise of options during the years ended December 31, 2007, 2006 and 2005, resulted in cash receipts of $116,665,000, $78,969,000 and $24,563,000, respectively. As of December 31, 2007, there was $60,609,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of options vested during the years ended December 31, 2007 and 2006, was $20,841,000 and $35,505,000, respectively.
Segment Information—The Company has approximately 825 operations in 52 countries. During 2007, the Company changed its internal management reporting. These 825 businesses are internally reported as 60 operating segments to senior management. The Company’s 60 operating segments have been aggregated into the following eight reportable segments for external purposes: Industrial Packaging; Power Systems & Electronics; Transportation; Construction Products; Food Equipment; Decorative Surfaces; Polymers & Fluids; and All Other.
In 2006 and 2005, the Company’s operations were aggregated and organized into the following four segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; and Specialty Systems—International. The segment information provided for 2006 and 2005 has been restated to conform to the new segment presentation.
Industrial Packaging - Steel, plastic and paper products used for bundling, shipping and protecting transported goods.
Power Systems & Electronics - Equipment and consumables associated with specialty power conversion, metallurgy and electronics.
Transportation - Components, fasteners, fluids and polymers for transportation-related applications.
Construction Products - Tools, fasteners and other products for construction applications.
Food Equipment - Commercial food equipment and related service.
Decorative Surfaces - Decorative surfacing materials for countertops, flooring, furniture and other applications.
Polymers & Fluids - Adhesives, sealants, lubrication and cutting fluids, and janitorial and sanitation supplies.
All Other - All other operating segments.

70     2007 Annual Report

Segment information for 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005

Operating revenues:
Industrial Packaging	$2,400,832	$2,164,822	$2,097,903
Power Systems & Electronics	2,245,514	1,847,926	1,492,554
Transportation	2,215,497	1,961,502	1,913,281
Construction Products	2,064,477	1,897,690	1,726,591
Food Equipment	1,930,281	1,520,990	1,483,676
Decorative Surfaces	1,239,190	1,004,003	939,757
Polymers & Fluids	1,001,952	762,230	677,038
All Other	3,119,523	2,699,147	2,258,694
Intersegment revenues	(46,655)	(59,315)	(49,134)

	$16,170,611	$13,798,995	$12,540,360

Operating income:
Industrial Packaging	$301,731	$276,789	$249,573
Power Systems & Electronics	451,660	408,308	310,856
Transportation	375,853	339,159	325,574
Construction Products	285,860	259,616	262,510
Food Equipment	307,437	281,248	235,390
Decorative Surfaces	155,670	157,152	153,485
Polymers & Fluids	172,065	133,420	115,303
All Other	573,480	529,722	462,539

	$2,623,756	$2,385,414	$2,115,230

Depreciation and amortization and impairment of goodwill and intangible assets:
Industrial Packaging	$62,308	$57,868	$57,094
Power Systems & Electronics	48,604	37,984	28,739
Transportation	87,330	72,912	74,486
Construction Products	79,636	80,433	57,514
Food Equipment	34,806	27,179	22,578
Decorative Surfaces	29,252	22,729	21,232
Polymers & Fluids	35,914	22,190	19,877
All Other	146,894	122,611	101,554

	$524,744	$443,906	$383,074

Plant and equipment additions:
Industrial Packaging	$59,206	$28,129	$38,707
Power Systems & Electronics	38,101	29,639	20,707
Transportation	75,524	67,752	52,079
Construction Products	40,141	50,167	56,580
Food Equipment	33,733	22,585	25,478
Decorative Surfaces	20,621	19,533	22,259
Polymers & Fluids	15,849	9,631	7,571
All Other	70,180	73,570	69,721

	$353,355	$301,006	$293,102

Identifiable assets:
Industrial Packaging	$1,865,356	$1,695,389	$1,465,357
Power Systems & Electronics	1,279,390	1,189,321	748,995
Transportation	1,758,535	1,552,934	1,387,959
Construction Products	1,584,253	1,473,591	1,080,155
Food Equipment	1,084,595	693,903	646,864
Decorative Surfaces	503,295	384,826	367,470
Polymers & Fluids	1,157,439	949,794	794,787
All Other	3,351,980	3,348,231	2,479,308
Corporate	2,941,019	2,592,450	2,474,748

	$15,525,862	$13,880,439	$11,445,643

Illinois Tool Works Inc.     71

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.
Enterprise-wide information for 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005
Operating Revenues by Geographic Region:
United States	$7,229,318	$6,913,621	$6,753,983
Europe	5,310,681	3,933,405	3,653,959
Asia	1,419,880	1,063,128	810,141
Other North America	1,020,111	932,140	500,453
Australia/New Zealand	728,293	601,384	614,459
Other	462,328	355,317	207,365

	$16,170,611	$13,798,995	$12,540,360

Operating revenues by geographic region are based on the customers’ location.
The Company has thousands of product lines within its 825 businesses therefore providing operating revenues by product line is not practicable.
Total noncurrent assets excluding deferred tax assets and financial instruments were $8,842,000,000 and $8,011,000,000 at December 31, 2007 and 2006, respectively. Of these amounts, approximately 53% and 56% was attributed to U.S. operations for 2007 and 2006, respectively. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

72     2007 Annual Report

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

	THREE MONTHS ENDED
IN THOUSANDS	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31
EXCEPT PER SHARE AMOUNTS	2007	2006	2007	2006	2007	2006	2007	2006

Operating revenues	$3,716,641	$3,239,187	$4,136,836	$3,515,474	$4,073,004	$3,473,885	$4,244,130	$3,570,449
Cost of revenues	2,413,010	2,075,618	2,657,405	2,244,560	2,625,923	2,244,910	2,758,847	2,321,802
Operating income	568,477	533,650	695,596	652,014	693,948	617,256	665,735	582,494
Net income	402,435	366,530	505,606	465,854	491,088	446,092	470,733	439,270
Net income per share:
Basic	.72	.65	.91	.82	.89	.79	.87	.78
Diluted	.71	.65	.90	.81	.89	.78	.87	.77
Prior quarterly periods have been restated to reflect discontinued operations.
Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2007 and 2006 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS DECLARED
	HIGH	LOW	PER SHARE

2007:
Fourth quarter	$60.00	$51.41	$.28
Third quarter	60.00	50.58	.28
Second quarter	56.70	50.51	.21
First quarter	53.65	45.60	.21

2006:
Fourth quarter	$50.11	$44.32	$.21
Third quarter	48.00	42.23	.21
Second quarter	53.54	46.31	.165
First quarter	49.38	41.54	.165
The approximate number of holders of record of common stock as of February 1, 2008 was 11,402. This number does not include beneficial owners of the Company’s securities held in the name of nominees.

Illinois Tool Works Inc.     73