Form 10-K, Exhibit 13
period 2008-12-31
ILLINOIS TOOL WORKS INC
filed 2009-02-27
CIK 49826

Exhibit 13

Management’s Discussion and Analysis
INTRODUCTION
Illinois Tool Works Inc. (the “Company” or “ITW”) is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 875 operations in 54 countries. These 875 businesses are internally reported as 60 operating segments to senior management. The Company’s 60 operating segments have been aggregated into the following seven external reportable segments: Industrial Packaging; Power Systems & Electronics; Transportation; Food Equipment; Construction Products; Polymers & Fluids; and All Other.
In 2007, the Company classified two consumer packaging businesses, an automotive machinery business and an automotive components business as discontinued operations. Additionally, in August 2008, the Company’s Board of Directors authorized the divestiture of the Decorative Surfaces segment and Click Commerce industrial software business which was previously reported in the All Other segment. The Company is actively marketing the Decorative Surfaces, Click Commerce and automotive components businesses and expects to dispose of these businesses in 2009. The consolidated statements of income, the notes to financial statements and management’s discussion and analysis for all periods have been restated to present the results related to all of these businesses as discontinued operations. See the Discontinued Operations note for further information on the Company’s discontinued operations.
Due to the large number of diverse businesses and the Company’s highly decentralized operating style, the Company does not require its businesses to provide detailed information on operating results. Instead, the Company’s corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.
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
A key element of the Company’s business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company’s operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company’s 875 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:
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
The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

34     2008 Annual Report

CONSOLIDATED RESULTS OF OPERATIONS
The Company’s consolidated results of operations for 2008, 2007 and 2006 are summarized as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$15,869,354	$14,871,076	$12,784,342
Operating income	2,338,236	2,448,888	2,208,035
Margin %	14.7%	16.5%	17.3%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	(2.5)%	(6.5)%	(0.7)%	1.8%	4.3%	0.4%
Changes in variable margins and overhead costs	—	(1.0)	(0.2)	—	(0.3)	—

	(2.5)	(7.5)	(0.9)	1.8	4.0	0.4

Acquisitions and divestitures	6.5	1.5	(0.7)	10.3	3.1	(1.2)
Restructuring costs	—	(1.1)	(0.2)	—	(0.7)	(0.1)
Impairment of goodwill and intangibles	—	—	—	—	0.7	0.1
Translation	2.8	2.6	—	4.1	3.9	—
Other	(0.1)	—	—	0.1	(0.1)	—

	6.7%	(4.5)%	(1.8)%	16.3%	10.9%	(0.8)%

Operating Revenues
Revenues increased 6.7% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation in the first three quarters of 2008, due to a weakened dollar, partially offset by a decrease in base revenues. During 2008, 50 businesses were acquired worldwide with international businesses representing approximately 39% of the annualized acquired revenue. Base revenues decreased in 2008 versus 2007 due to a 4.8% decline in North American base revenues and flat international base revenues. North American base businesses were adversely affected by steep declines in macro economic trends and related weak industrial production, and a continued decline in the construction and automotive markets. In addition, there was a significant decrease in international industrial production in the fourth quarter of 2008.
Revenues increased 16.3% in 2007 over 2006 primarily due to revenues from acquisitions, the favorable effect of currency translation due to the weakening dollar, and an increase in base revenues. During 2007, 52 businesses were acquired worldwide with international businesses representing 71% of the annualized acquired revenue. The base business revenues increased in 2007 versus 2006 primarily related to a 6.3% increase in international base business revenues. European economic growth and market demand were strong during the first half of 2007 with a slight moderation in the second half of 2007. In addition, the Company’s Asia Pacific end markets continued to have strong growth. North American base business revenues decreased 0.7% primarily due to a continued decline in the residential construction market and weak industrial production.
Operating Income
Operating income in 2008 declined 4.5% over 2007 due to the decline in base business revenues and increased restructuring expenses, partially offset by the positive effect of currency translation and income from acquisitions. Total margins declined 1.8% primarily due to the declines in base revenues and the lower margins of acquired companies including acquisition-related expenses, which reduced overall margins. Restructuring projects and other cost control measures were implemented to better align operating businesses with the declining economic conditions, which helped keep overhead expenses favorable to last year and partially offset declines in variable margins.
Operating income in 2007 improved 10.9% over 2006 primarily due to the positive leverage effect from growth in base revenues, the positive effect of currency translation and income from acquisitions. Total operating margins declined 0.8% primarily due to the lower margins of acquired companies, including acquisition-related expenses. Base margins increased 0.4% primarily as a result of lower overhead costs due to the benefits of restructuring projects.
The Company anticipates that the current global economic downturn will continue through 2009 and does not expect to see a recovery until at least 2010. As a result, the Company is forecasting its 2009 results of operations to be below 2008 levels. Most of the Company’s key end markets are expecting negative growth in 2009. The Company believes that its strong balance sheet, decentralized business model and 80/20 process will allow it to respond appropriately to these challenging business and economic conditions.

Illinois Tool Works Inc.     35

INDUSTRIAL PACKAGING
Businesses in this segment produce steel, plastic and paper products used for bundling, shipping and protecting goods in transit.
In the Industrial Packaging segment, products include:
•	steel and plastic strapping and related tools and equipment;

•	plastic stretch film and related equipment;

•	paper and plastic products that protect goods in transit; and

•	metal jacketing and other insulation products.
In 2008, this segment primarily served the primary metals (28%), general industrial (22%), construction (12%) and food and beverage (12%) markets.
The results of operations for the Industrial Packaging segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$2,591,091	$2,400,832	$2,164,822
Operating income	275,624	298,766	274,707
Margin %	10.6%	12.4%	12.7%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	0.1%	0.2%	—%	0.5%	1.5%	0.1%
Changes in variable margins and overhead costs	—	(8.8)	(1.1)	—	0.3	—

	0.1	(8.6)	(1.1)	0.5	1.8	0.1

Acquisitions and divestitures	4.3	1.6	(0.3)	5.5	0.5	(0.6)
Restructuring costs	—	(3.7)	(0.5)	—	0.4	0.1
Impairment of goodwill and intangibles	—	0.1	—	—	2.1	0.3
Translation	3.5	2.8	—	5.0	4.0	(0.1)
Other	—	0.1	0.1	(0.1)	—	(0.1)

	7.9%	(7.7)%	(1.8)%	10.9%	8.8%	(0.3)%

Operating Revenues
Revenues increased 7.9% in 2008 over 2007 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of a European industrial packaging business, a European stretch packaging business, a U.S. protective packaging business and a U.S. equipment business. Total base revenues were virtually flat as a 1.2% and 30.9% increase related to international strapping and worldwide insulation systems, respectively, were offset by a 6.0% and 2.7% decrease related to North American strapping and worldwide protective packaging, respectively. These businesses were especially affected by the ongoing weakness in the North American primary metals and construction industries.
Revenues increased 10.9% in 2007 over 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of four European businesses, a North American and an Australian business. Total base revenues increased modestly as the 5.4% and 14.6% base revenue increase in the stretch packaging and insulation products businesses, respectively, was partially offset by a 1.3% decrease in the strapping business, primarily due to lower brick, block and lumber shipments to the North American housing market.
Operating Income
Operating income declined 7.7% in 2008 over 2007 primarily due to a decrease in base variable margins and increased restructuring costs partially offset by the favorable effect of currency translation and income from acquisitions. The decrease in base variable margins is primarily due to competitive pricing pressure, increased raw material costs and unfavorable product mix.
Operating income increased 8.8% in 2007 versus 2006 primarily as a result of the favorable effect of currency translation and decreased goodwill and intangible impairment charges primarily related to a 2006 impairment charge related to a North American stretch packaging equipment business. Total operating margins decreased 0.3% due to lower margins of acquired businesses partially offset by the impairment charge discussed above.

36     2008 Annual Report

POWER SYSTEMS & ELECTRONICS
Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.
In the Power Systems & Electronics segment, products include:
•	arc welding equipment;

•	metal arc welding consumables and related accessories;

•	metal solder materials for PC board fabrication;

•	equipment and services for microelectronics assembly;

•	electronic components and component packaging; and

•	airport ground support equipment.
In 2008, this segment primarily served the general industrial (43%), electronics (19%) and construction (9%) markets.
The results of operations for the Power Systems & Electronics segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$2,356,853	$2,245,514	$1,847,926
Operating income	461,442	449,200	406,405
Margin %	19.6%	20.0%	22.0%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	0.2%	0.5%	—%	5.3%	9.0%	0.8%
Changes in variable margins and overhead costs	—	1.8	0.4	—	0.5	0.1

	0.2	2.3	0.4	5.3	9.5	0.9

Acquisitions and divestitures	3.2	(0.5)	(0.7)	14.3	(0.4)	(2.8)
Restructuring costs	—	(0.2)	—	—	(0.7)	(0.1)
Impairment of goodwill and intangibles	—	(0.2)	—	—	0.6	0.1
Translation	1.5	1.3	—	2.0	1.6	—
Other	0.1	—	(0.1)	(0.1)	(0.1)	(0.1)

	5.0%	2.7%	(0.4)%	21.5%	10.5%	(2.0)%

Operating Revenues
Revenues increased 5.0% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation. Acquisitions included a worldwide PC board fabrication business and a welding accessories business. Overall base revenues grew a modest 0.2% mainly due to a 19.7% growth in international welding base businesses driven by strong demand in the energy, heavy fabrications and ship building end markets. North American welding base business declined 3.6% primarily due to weak North American industrial production and falling end market demand in key areas such as fabrication, construction, automotive and general industrial. Base revenues for the ground support businesses grew 4.4% related to higher worldwide demand for both military and commercial airport products. Base revenues for the PC board fabrication and electronics related businesses declined 9.4% and 2.4%, respectively, due to lower worldwide market demand, especially in consumer electronics.
Revenues increased 21.5% in 2007 over 2006 primarily due to revenues from acquisitions and base revenue growth. Acquisitions included two worldwide suppliers to the electronic and microelectronic assembly industry in 2006 and a North American producer of welding accessories in 2007. Base revenues grew 6.3% for the welding businesses due to high demand in the energy, heavy fabrication and general industrial markets in both the North American and international markets. Base revenues for the ground support businesses increased 18.0% due to higher worldwide airport demand. Base revenues for the electronics related businesses and PC board fabrication group declined 4.2% and 7.1%, respectively, due to lower worldwide market demand.
Operating Income
Operating income increased 2.7% in 2008 over 2007 primarily due to lower operating expenses and reduced overhead spending within the PC board fabrication businesses, as a result of 2007 and 2008 restructuring projects, and the favorable effect of currency translation. Total operating margins decreased 0.4% primarily due to lower margins from acquisitions after acquisition-related expenses.
Operating income increased 10.5% in 2007 over 2006 primarily due to the positive leverage effect from the increase in base revenues described above and the favorable effect of currency translation, partially offset by an increase in restructuring expenses and a loss from acquisitions after acquisition-related expenses. Total operating margins decreased 2.0% primarily due to the negative acquisition income, partially offset by base margin increases due to revenue growth.

Illinois Tool Works Inc.     37

TRANSPORTATION
Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.
In the Transportation segment, products include:
•	metal and plastic components, fasteners and assemblies for automobiles and light trucks;

•	fluids and polymers for auto aftermarket maintenance and appearance;

•	fillers and putties for auto body repair; and

•	polyester coatings and patch and repair products for the marine industry.
In 2008, this segment primarily served the automotive original equipment manufacturers and tiers (65%) and automotive aftermarket (23%) markets.
The results of operations for the Transportation segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$2,347,744	$2,215,497	$1,961,502
Operating income	277,632	373,448	335,787
Margin %	11.8%	16.9%	17.1%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	(8.5)%	(19.6)%	(2.0)%	2.3%	5.1%	0.5%
Changes in variable margins and overhead costs	—	(7.8)	(1.4)	—	(2.7)	(0.5)

	(8.5)	(27.4)	(3.4)	2.3	2.4	—

Acquisitions	10.9	0.2	(1.4)	6.8	3.9	(0.5)
Restructuring costs	—	(1.9)	(0.4)	—	0.5	0.1
Translation	3.6	3.5	0.2	3.9	4.4	0.1
Other	—	(0.1)	(0.1)	(0.1)	—	0.1

	6.0%	(25.7)%	(5.1)%	12.9%	11.2%	(0.2)%

Operating Revenues
Revenues increased 6.0% in 2008 over 2007 due to acquisitions and the favorable effect of currency translation partially offset by an 8.5% decline in base revenues. Acquisition revenue was primarily related to the purchase of a North American truck remanufacturing and parts business and a worldwide components business. Base revenues for the North American automotive businesses declined 15.2% primarily due to a 21.0% and 10.1% decline in automotive production by the Detroit 3 and new domestic automotive manufacturers, respectively. The combined 16% decline in automotive builds was driven by low consumer demand and existing high inventory levels. International base automotive revenues declined 6.3% due to unfavorable customer mix and a 2.6% decline in European vehicle production which experienced large decreases in the fourth quarter of 2008. Base revenues for the automotive aftermarket businesses in this segment increased 2.3% mainly due to strong sales of automotive additives from North American businesses to Chinese end markets.
Revenues increased 12.9% in 2007 over 2006 due to acquisitions, the favorable effect of currency translation and base revenue growth. Acquisition revenue was primarily related to an Asian components business, a European fastener business and two automotive aftermarket businesses. Base revenues for the fasteners and components businesses increased 2.7% and 0.1% respectively, primarily due to a 5.6% increase in automotive production and penetration gains in key Western European markets and increased product penetration at the foreign-owned manufacturers operating in North America. These increases were partially offset by a decline in automotive production at the Detroit 3 automotive manufacturers. Base revenues for the automotive aftermarket businesses in this segment increased 6.6% and the transportation repair businesses increased 3.4%.
Operating Income
Operating income decreased 25.7% in 2008 over 2007 primarily due to the negative leverage effect of the decline in base revenues described above, lower base margins and higher restructuring expenses partially offset by the favorable impact of currency translation. The increase in operating expenses is primarily due to unrecovered raw material price increases and competitive pricing pressure. Base margins declined 3.4% primarily due to the reduction in base revenues, start up costs to support production at foreign-owned manufacturers operating in North America and additional accounts receivable bad debt reserves.
Operating income increased 11.2% in 2007 over 2006 primarily due the positive leverage effect from the increase in base revenues described above, the favorable effect of currency translation and income from acquisitions, partially offset by increased operating expenses. Base margins were flat as the leverage from revenue growth was offset by higher raw material costs, price pressure and investments in new programs to support future growth.

38     2008 Annual Report

FOOD EQUIPMENT
Businesses in this segment produce commercial food equipment and related service.
In the Food Equipment segment, products include:
•	warewashing equipment;

•	cooking equipment, including ovens, ranges and broilers;

•	refrigeration equipment, including refrigerators, freezers and prep tables;

•	food processing equipment, including slicers, mixers and scales; and

•	kitchen exhaust, ventilation and pollution control systems.
In 2008, this segment primarily served the food institutional/restaurant (55%), service (28%) and food retail (13%) markets.
The results of operations for the Food Equipment segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$2,133,186	$1,930,281	$1,520,990
Operating income	317,873	300,713	274,784
Margin %	14.9%	15.6%	18.1%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	1.8%	4.9%	0.5%	9.3%	22.6%	2.2%
Changes in variable margins and overhead costs	—	—	—	—	(19.5)	(3.2)

	1.8	4.9	0.5	9.3	3.1	(1.0)

Acquisitions	6.3	1.9	(0.6)	13.5	3.0	(1.4)
Restructuring costs	—	(3.2)	(0.5)	—	(0.1)	—
Translation	2.4	2.1	—	4.1	3.5	—
Other	—	—	(0.1)	—	(0.1)	(0.1)

	10.5%	5.7%	(0.7)%	26.9%	9.4%	(2.5)%

Operating Revenues
Revenues increased 10.5% in 2008 over 2007 due to revenues from acquisitions, the favorable effect of currency translation and base revenue growth. The acquired revenues were primarily attributable to the acquisition of two food processing businesses and two European food equipment businesses. Internationally, base revenues increased 3.2% primarily due to strong institutional and service revenue growth in Asia Pacific and Europe. North American base revenues were flat over 2007 as increased service revenues and retail sales were offset by lower demand for equipment in areas such as casual dining restaurants, hotels and airports.
Revenues increased 26.9% in 2007 over 2006 primarily due to revenues from acquired companies, base revenue growth and the favorable effect of currency translation. The acquired revenues are primarily attributable to the acquisition of a European food equipment business. The North American base revenues grew 6.3% from strong institutional/restaurant and service demand, which was partially offset by weak retail equipment demand. In addition, price increases were implemented to offset stainless steel raw material cost increases. Internationally, base revenues grew 14.6% primarily as a result of strong European institutional/restaurant demand.
Operating Income
Operating income increased 5.7% in 2008 over 2007 due to the positive effect of leverage from the revenue increase described above, the favorable effect of currency translation and income from acquisitions, partially offset by higher restructuring expenses. Operating margins decreased 0.7% due to lower margins of acquired businesses and higher restructuring expenses partially offset by margin gains from growth in base revenues.
Operating income increased 9.4% in 2007 versus 2006 primarily as a result of the positive effect of leverage from the revenue increase described above, the favorable effect of currency translation and income from acquisitions. Operating margins decreased 2.5% due to lower margins of acquired businesses and lower base margins as a result of substantial raw material price increases, only partially offset by price increases, and an unfavorable product mix. In addition, overhead expenses increased due to investment in service capacity and new product development.

Illinois Tool Works Inc.     39

CONSTRUCTION PRODUCTS
Businesses in this segment produce tools, fasteners and other products for construction applications.
In the Construction Products segment, products include:
•	fasteners and related fastening tools for wood applications;

•	anchors, fasteners and related tools for concrete applications;

•	metal plate truss components and related equipment and software; and

•	packaged hardware, fasteners, anchors and other products for retail.
In 2008, this segment primarily served the residential construction (43%), renovation construction (28%) and commercial construction (26%) markets.
The results of operations for the Construction Products segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$1,990,683	$2,064,477	$1,897,690
Operating income	238,143	283,061	256,934
Margin %	12.0%	13.7%	13.5%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	(7.3)%	(22.3)%	(2.2)%	(1.0)%	(2.9)%	(0.3)%
Changes in variable margins and overhead costs	—	1.5	0.2	—	5.4	0.7

	(7.3)	(20.8)	(2.0)	(1.0)	2.5	0.4

Acquisitions and divestitures	0.5	(1.0)	(0.2)	3.7	1.3	(0.3)
Restructuring costs	—	2.2	0.3	—	(3.6)	(0.5)
Impairment of goodwill and intangibles	—	—	—	—	2.3	0.3
Translation	3.3	3.6	0.1	6.0	7.7	0.2
Other	(0.1)	0.1	0.1	0.1	—	0.1

	(3.6)%	(15.9)%	(1.7)%	8.8%	10.2%	0.2%

Operating Revenues
Revenues declined 3.6% in 2008 over 2007 largely as a result of a 7.3% decline in base business partially offset by the favorable effect of currency translation. Base revenues for the North American and European businesses declined 14.6% and 7.0%, respectively, in 2008 while revenues for the Asia Pacific region increased 4.4% on strong first half 2008 market demand and new product introductions. This decline in base revenues is a result of the ongoing weakness in the residential and commercial construction markets in North America and Europe as indicated by a 31% and 19% decline in North American housing starts and commercial construction square footage activity, respectively, in 2008. European construction activity slowed substantially in the fourth quarter of 2008.
Revenues increased 8.8% in 2007 over 2006 primarily due to the favorable effect of currency translation and revenues from acquisitions, partially offset by a decline in base revenues. Acquisition revenue was primarily related to the acquisition of a building components business and a tool and fasteners business. Base revenues for the North American fasteners and worldwide building components businesses decreased 7.1% and 13.8%, respectively, due to the ongoing weakness in the North American residential construction market as indicated by a 25.8% decline in housing starts. Base revenue for Europe and Australasia increased 6.2% and 7.6%, respectively, due to strong market demand and new product introductions.
Operating Income
Operating income and margins decreased 15.9% and 1.7%, respectively, in 2008 over 2007 primarily due to the revenue decline described above partially offset by the favorable effect of currency translation, lower restructuring expenses and lower operating costs resulting from prior year restructuring projects and tight cost controls.
Operating income increased 10.2% in 2007 over 2006 primarily due to the favorable effect of currency translation and lower goodwill and intangible impairment charges, partially offset by increased restructuring expenses and the negative effect of the decline in base revenues described above. Base operating expenses declined primarily due to the implementation of restructuring projects meant to better align businesses to current market conditions, partially offset by higher European sales and marketing expenses.

40     2008 Annual Report

POLYMERS & FLUIDS
Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids and hygiene products.
In the Polymers & Fluids segment, products include:
•	adhesives for industrial, construction and consumer purposes;

•	chemical fluids that clean or add lubrication to machines;

•	epoxy and resin-based coating products for industrial applications;

•	hand wipes and cleaners for industrial applications; and

•	pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.
In 2008, this segment primarily served the general industrial (27%), maintenance, repair and operations (15%), construction (14%) and automotive aftermarket (7%) markets.
The results of operations for the Polymers & Fluids segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$1,255,914	$943,767	$706,474
Operating income	178,889	155,783	120,045
Margin %	14.2%	16.5%	17.0%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	0.2%	0.6%	0.1%	6.7%	17.2%	1.7%
Changes in variable margins and overhead costs	—	0.7	0.1	—	(4.8)	(0.8)

	0.2	1.3	0.2	6.7	12.4	0.9

Acquisitions	28.9	10.0	(2.5)	20.8	12.9	(1.2)
Restructuring costs	—	—	—	—	(0.2)	—
Impairment of goodwill and intangibles	—	0.5	0.1	—	(0.9)	(0.1)
Translation	3.7	3.0	—	6.2	5.8	—
Other	0.3	—	(0.1)	(0.1)	(0.2)	(0.1)

	33.1%	14.8%	(2.3)%	33.6%	29.8%	(0.5)%

Operating Revenues
Revenues increased 33.1% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation. Acquisition revenue was primarily the result of the purchase of three polymers and industrial adhesives businesses, an international fluid products business, an Australian polymers business, two North American construction adhesives businesses and a South American sealant business. Total base revenues were essentially flat as a 2.2% increase in worldwide polymers revenue was offset by a 3.6% decline in worldwide fluids revenue. Strong growth in North American polymers and industrial adhesives businesses, as well as increased demand in Brazil, India and China, was offset by substantially weaker demand for fluid products in North American and European industrial based end markets.
Revenues increased 33.6% in 2007 over 2006 primarily due to revenues from acquisitions, base revenue growth and the favorable effect of currency translation. Acquisition revenue was primarily from three fluid products businesses and four polymers businesses. Base revenue increased for fluids and polymers primarily due to growth in European demand partially offset by a decrease in revenues for those businesses that serve the North American residential construction market.
Operating Income
Operating income increased 14.8% in 2008 over 2007 primarily due to income from acquisitions and the favorable effect of currency translation. Total operating margins declined 2.3% primarily due to the dilutive effect of the lower margins of acquired businesses. Variable margins decreased due to higher raw material costs and unfavorable product mix, offset by overhead cost reductions.
Operating income increased 29.8% in 2007 over 2006 primarily due to positive leverage effect from the increase in revenues described above, acquisition income and the favorable effect of currency translation. Total operating margins decreased 0.5% due to lower margins of acquired businesses, partially offset by continued base business margin improvements at previously acquired businesses.

Illinois Tool Works Inc.     41

ALL OTHER
This segment includes all other operating segments.
In the All Other segment, products include:
•	equipment and related software for testing and measuring of materials and structures;

•	plastic reclosable packaging for consumer food storage;

•	plastic reclosable bags for storage of clothes and home goods;

•	plastic consumables that multi-pack cans and bottles and related equipment;

•	plastic fasteners and components for appliances, furniture and industrial uses;

•	metal fasteners and components for appliances and industrial applications;

•	swabs, wipes and mats for clean room usage;

•	foil, film and related equipment used to decorate consumer products;

•	product coding and marking equipment and related consumables;

•	paint spray and adhesive dispensing equipment; and

•	static and contamination control equipment.
In 2008, this segment primarily served the general industrial (25%), consumer durables (18%), food and beverage (17%) and electronics (7%) markets.
The results of operations for the All Other segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating revenues	$3,248,127	$3,117,364	$2,744,253
Operating income	588,633	587,917	539,373
Margin %	18.1%	18.9%	19.7%
In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006
			% POINT INCREASE			% POINT INCREASE
	% INCREASE (DECREASE)		(DECREASE)	% INCREASE (DECREASE)		(DECREASE)
	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING	OPERATING
	REVENUES	INCOME	MARGINS	REVENUES	INCOME	MARGINS

Base business:
Revenue change/Operating leverage	(2.7)%	(6.7)%	(0.8)%	(3.5)%	(8.0)%	(0.9)%
Changes in variable margins and overhead costs	—	2.6	0.5	—	9.5	1.9

	(2.7)	(4.1)	(0.3)	(3.5)	1.5	1.0

Acquisitions and divestitures	4.6	2.3	(0.4)	13.9	5.1	(1.7)
Restructuring costs	—	(0.5)	(0.1)	—	(1.2)	(0.2)
Impairment of goodwill and intangibles	—	—	—	—	0.5	0.1
Translation	2.2	2.4	0.1	3.1	3.1	—
Other	0.1	(0.1)	(0.1)	0.1	—	—

	4.2%	—%	(0.8)%	13.6%	9.0%	(0.8)%

Operating Revenues
Revenues increased 4.2% in 2008 versus 2007 primarily due to revenues from acquired companies and the favorable effect of currency translation partially offset by a decline in base revenues. The increase in acquisition revenue was primarily due to the purchase of three test and measurement businesses and a label business. Base revenues declined 7.8%, 3.2% and 3.0% for the industrial plastics and metals, consumer packaging and finishing businesses, respectively, due to a notable decrease in end market demand in the second half of the year. These decreases were partially offset by an 8.0% base business increase in test and measurement due to strong sales of equipment used in the materials and structural testing markets, particularly in Asia.
Revenues increased 13.6% in 2007 versus 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of two worldwide foils and transfer ribbon businesses, a worldwide graphics business, two test and measurement businesses and a software business. Base revenues for the decorating products and equipment businesses and the industrial plastic and metal businesses declined 6.5% and 1.9%, respectively, primarily due to decreased North American end market demand. These decreases were offset by increases in base revenue for the finishing and the test and measurement businesses of 6.7% and 3.6%, respectively, due to continued growth of international capital equipment purchases.

42     2008 Annual Report

Operating Income
Operating income was flat in 2008 over 2007 primarily due to the negative leverage effect of the decrease in revenues described above partially offset by the favorable effect of currency translation and income from acquired companies. Total operating margins declined 0.8% primarily due to lower margins for both base business and acquired businesses. Base operating margins decreased 0.3% as the gains from tight cost controls and the benefits of prior year restructuring projects were offset by the impact of lower revenues.
Operating income increased 9.0% in 2007 versus 2006 primarily due to improved operating efficiencies, income from acquired companies and the favorable effect of currency translation. Operating margins declined 0.8% due to lower margins from acquired businesses, partially offset by base margin increases. Base margin increases were due to lower overhead costs from benefits of restructuring projects and favorable product mix.
AMORTIZATION AND IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS
Amortization expense increased to $183.9 million in 2008 and $144.8 million in 2007, versus $103.5 million in 2006, due to intangible amortization related to newly acquired businesses.
Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Industrial Packaging	$—	$—	$3,610
Power Systems & Electronics	824	—	2,492
Transportation	13	258	2
Food Equipment	—	—	2,263
Construction Products	—	394	6,312
Polymers & Fluids	251	884	—
All Other	487	618	3,099

	$1,575	$2,154	$17,778

See the Goodwill and Intangible Assets note for further details of the impairment charges.
INTEREST EXPENSE
Interest expense increased to $152.5 million in 2008 versus $102.0 million in 2007 primarily as a result of interest expense on the 5.25% Euro notes issued in October 2007 and higher average borrowings of short-term commercial paper, partially offset by lower market rates in 2008. Interest expense increased to $102.0 million in 2007 versus $85.4 million in 2006 primarily as a result of interest expense on the 5.25% Euro notes and higher average borrowings of short-term commercial paper. The weighted-average interest rate on commercial paper was 2.4% in 2008, 5.2% in 2007 and 5.1% in 2006.
OTHER INCOME
Other income decreased to $5.6 million in 2008 from $57.8 million in 2007, primarily due to a German transfer tax charge of $44.0 million in 2008. Additionally, income from a venture capital limited partnership was essentially flat in 2008 versus income of $25.3 million in 2007 related to mark-to-market adjustments; and the Company incurred a charge of $18.8 million related to the timing of tax deductions of leveraged leases in 2008. This was partially offset by higher income of $10.7 million related to a mortgage-backed security and a $9.6 million increase in interest income.
Other income decreased to $57.8 million in 2007 from $91.1 million in 2006, primarily due to income from mortgage investments of $40.1 million in 2006 related to the liquidation of the mortgage investments, as discussed below. Additionally, interest income of $19.4 million in 2007 was lower than 2006 interest income of $30.1 million due to lower international interest.
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

Illinois Tool Works Inc.     43

INCOME TAXES
The effective tax rate was 27.7% in 2008, 28.8% in 2007 and 29.2% in 2006. The effective tax rate differs from the U.S. federal statutory rate primarily due to state taxes, lower foreign tax rates, non-taxable foreign interest income, taxes on foreign dividends and tax relief provided to U.S. manufacturers under the American Jobs Creation Act of 2004. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.
INCOME FROM CONTINUING OPERATIONS
Income from continuing operations in 2008 of $1.6 billion ($3.04 per diluted share) was 7.5% lower than 2007 income of $1.7 billion ($3.08 per diluted share). Income from continuing operations in 2007 was 9.2% higher than 2006 income of $1.6 billion ($2.75 per diluted share).
FOREIGN CURRENCY
The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $415 million in 2008 and $511 million in 2007 and increased income from continuing operations by approximately 8 cents per diluted share in 2008 and 11 cents per diluted share in 2007.
DISCONTINUED OPERATIONS
Income (loss) from discontinued operations was a loss of $64.3 million in 2008 versus income of $157.9 million in 2007, primarily due to 2008 impairment on goodwill of $132.6 million, reserve on assets held for sale of $64.0 million and lower gains on sales of discontinued operations. Income from discontinued operations was $157.9 million in 2007 versus $150.7 million in 2006. See the Discontinued Operations note for further information.
NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a FASB Staff Position (“FSP”) on SFAS 157 that permits a one year delay of the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The partial adoption of this statement in 2008 did not have a material impact on the Company’s financial position or results of operations. The Company will adopt the remaining provisions of SFAS 157 on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company’s results of operations and financial position.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as post-acquisition expenses; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and does not anticipate SFAS 141R will materially affect the Company’s financial position or results of operations.

44     2008 Annual Report

LIQUIDITY AND CAPITAL RESOURCES
The Company’s primary sources of liquidity are free operating cash flows and short-term credit facilities. The Company’s targeted debt-to-capital ratio is 20% to 30%, excluding the impact of any larger acquisitions.
The primary uses of liquidity are:
•	dividend payments — the Company’s dividend payout guidelines are 25% to 35% of the last two years’ average income from continuing operations;

•	acquisitions; and

•	any excess liquidity may be used for share repurchases. The Company’s open-ended share repurchase program allows it flexibility in achieving the targeted debt-to-capital ratio.
The Company has notes of $500 million due March 1, 2009. The Company currently has sufficient cash flow and short-term credit facilities to fund the repayment.
The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary.
Cash Flow
Free operating cash flow is used to measure normal cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.
Summarized cash flow information for the three years ended December 31, 2008, 2007 and 2006 was as follows:

IN THOUSANDS	2008	2007	2006

Net cash provided by operating activities	$2,222,884	$2,484,297	$2,066,028
Additions to plant and equipment	(355,472)	(353,355)	(301,006)

Free operating cash flow	$1,867,412	$2,130,942	$1,765,022

Acquisitions	$(1,546,982)	$(812,757)	$(1,378,708)
Purchases of investments	(19,583)	(28,734)	(25,347)
Proceeds from investments	26,932	91,184	367,365
Cash dividends paid	(598,690)	(502,430)	(398,846)
Repurchases of common stock	(1,390,594)	(1,757,761)	(446,876)
Net proceeds of debt	1,467,216	777,386	178,441
Other	109,715	339,487	158,739

Net increase (decrease) in cash and equivalents	$(84,574)	$237,317	$219,790

On August 20, 2007, the Company’s Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company’s common stock over an open-ended period of time. Through December 31, 2008, the Company repurchased 39.8 million shares of its common stock under this program at an average price of $44.72 per share. There are approximately $1.2 billion of authorized repurchases remaining under this program.
On August 4, 2006, the Company’s Board of Directors authorized a stock repurchase program which provided for the buyback of up to 35.0 million shares. This stock repurchase program was completed in November 2007.
Return on Average Invested Capital
The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of its operations’ use of invested capital to generate profits. ROIC for the three years ended December 31, 2008, 2007 and 2006 was as follows:

DOLLARS IN THOUSANDS	2008	2007	2006

Operating income after taxes of 27.7%, 28.8% and 29.2%, respectively	$1,689,376	$1,743,363	$1,563,068

Invested Capital:
Trade receivables	$2,426,124	$2,915,546	$2,471,273
Inventories	1,673,175	1,625,820	1,482,508
Net plant and equipment	1,968,636	2,194,010	2,053,457
Investments	465,894	507,567	595,083
Goodwill and intangible assets	6,278,255	5,683,341	5,138,687
Accounts payable and accrued expenses	(1,892,990)	(2,190,121)	(1,895,182)
Net assets held for sale	318,022	137,685	—
Other, net	(639,416)	(50,696)	(194)

Total invested capital	$10,597,700	$10,823,152	$9,845,632

Average invested capital	$11,225,553	$10,326,990	$9,160,712

Return on average invested capital	15.0%	16.9%	17.1%

Illinois Tool Works Inc.     45

The 190 basis point decrease in ROIC in 2008 versus 2007 was the result of average invested capital increasing 8.7%, primarily due to acquisitions, while after-tax operating income decreased 3.1%, primarily due to a decrease in base business operating income.
The 20 basis point decrease in ROIC in 2007 versus 2006 was the result of average invested capital increasing 12.7% while after-tax operating income only increased 11.5%, primarily due to lower returns from acquired companies.
Working Capital
Net working capital at December 31, 2008 and 2007 is summarized as follows:

			INCREASE
DOLLARS IN THOUSANDS	2008	2007	(DECREASE)

Current Assets:
Cash and equivalents	$742,950	$827,524	$(84,574)
Trade receivables	2,426,124	2,915,546	(489,422)
Inventories	1,673,175	1,625,820	47,355
Other	562,695	653,236	(90,541)
Assets held for sale	518,774	143,529	375,245

	5,923,718	6,165,655	(241,937)

Current Liabilities:
Short-term debt	2,433,482	410,512	2,022,970
Accounts payable and accrued expenses	1,892,990	2,190,121	(297,131)
Other	348,357	353,808	(5,451)
Liabilities held for sale	200,752	5,844	194,908

	4,875,581	2,960,285	1,915,296

Net Working Capital	$1,048,137	$3,205,370	$(2,157,233)

Current Ratio	1.21	2.08

Short-term debt increased primarily due to the issuance of commercial paper to fund stock repurchases, acquisitions, dividends and tax payments, and the reclassification of $500 million of long-term debt due March 1, 2009 to short-term debt. Trade receivables, accounts payable and accrued expenses decreased primarily due to the reclassification of assets and liabilities of businesses held for sale, lower demand for products, lower purchase activity and currency translation, partially offset by acquisitions. Inventories increased primarily due to acquisitions and lower overall demand for products, partially offset by currency translation.
Debt
Total debt at December 31, 2008 and 2007 was as follows:

			INCREASE
DOLLARS IN THOUSANDS	2008	2007	(DECREASE)

Short-term debt	$2,433,482	$410,512	$2,022,970
Long-term debt	1,243,693	1,888,839	(645,146)

Total debt	$3,677,175	$2,299,351	$1,377,824

Total debt to total capitalization	32.4%	19.7%

The Company issues commercial paper to fund general corporate needs and to fund small and medium-sized acquisitions. As of December 31, 2008, the Company had approximately $1.8 billion outstanding under its commercial paper program. The Company also has committed lines of credit of $3.0 billion in the U.S. to support the issuances of commercial paper. Of this amount, $2.5 billion is provided under a line of credit agreement with a termination date of June 12, 2009 and the remaining $500 million is under a revolving credit facility that terminates on June 15, 2012. No amounts are outstanding under these two facilities. The Company’s foreign operations also have unused capacity on uncommitted facilities of approximately $325 million.
As discussed above, included in short-term debt is $500 million of 5.75% Notes due March 1, 2009. The Company currently has sufficient cash flows and short-term credit facilities to fund the repayment.
The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary. If the Company were to refinance commercial paper by issuing long-term debt, the interest rate would likely be higher than rates currently available under the commercial paper program, which would result in higher overall interest cost to the Company in the near future.

46     2008 Annual Report

Stockholders’ Equity
The changes to stockholders’ equity during 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007

Beginning balance	$9,351,325	$9,017,508
Net income	1,519,003	1,869,862
Cash dividends declared	(604,988)	(533,519)
Repurchases of common stock	(1,390,594)	(1,757,761)
Stock option and restricted stock activity	105,514	173,647
Pension and other postretirement benefit adjustments, net of tax	(432,618)	180,110
Currency translation adjustments	(874,952)	424,037
Cumulative effect of adopting new accounting standard, net of tax	(9,215)	(22,559)

Ending balance	$7,663,475	$9,351,325

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS
The Company’s contractual obligations as of December 31, 2008 were as follows:

						2014 AND
IN THOUSANDS	2009	2010	2011	2012	2013	FUTURE YEARS

Total debt	$509,432	$9,786	$256,590	$5,765	$5,155	$966,397
Interest payments on notes and preferred debt securities	82,387	67,735	67,457	50,820	50,582	43,149
Minimum lease payments	137,933	101,408	72,838	49,601	40,425	77,528
Affordable housing capital obligations	14,742	13,262	3,243	—	—	—
Maximum venture capital contributions	5,174	—	—	—	—	—

	$749,668	$192,191	$400,128	$106,186	$96,162	$1,087,074

The Company has recorded current income taxes payable of $193.6 million and non-current tax liabilities of $193.6 million including liabilities for unrecognized tax benefits. The Company is not able to reasonably estimate the timing of payments related to the non-current tax obligations.
The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $24.0 million at December 31, 2008. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $17.0 million at December 31, 2008. At December 31, 2008, the Company had open stand-by letters of credit of $198.0 million, substantially all of which expire in 2009. The Company had no other significant off-balance sheet commitments at December 31, 2008.
MARKET RISK
Interest Rate Risk
The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s debt.
The Company has commercial paper outstanding of $1.8 billion and $201.0 million as of December 31, 2008 and 2007, respectively. Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 1.4% at December 31, 2008 and 4.1% at December 31, 2007.
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

Illinois Tool Works Inc.     47

The following table presents the Company’s financial instruments for which fair value is subject to changing market interest rates:

			6.55%
	5.25%	5.75%	PREFERRED DEBT	4.88%
	EURO NOTES DUE	NOTES DUE	SECURITIES DUE	NOTES DUE
IN THOUSANDS	OCT 1, 2014	MARCH 1, 2009	DEC 31, 2011	DEC 31, 2020

As of December 31, 2008:
Estimated cash outflow by year of principal maturity
2009	$—	$500,000	$—	$5,679
2010	—	—	—	5,713
2011	—	—	250,000	5,351
2012	—	—	—	4,882
2013	—	—	—	4,312
2014 and thereafter	952,575	—	—	7,409
Estimated fair value	856,355	503,550	269,598	31,555
Carrying value	951,545	501,812	249,857	33,346

As of December 31, 2007:
Total estimated cash outflow	$1,097,250	$500,000	$250,000	$38,819
Estimated fair value	1,119,305	509,350	262,140	39,261
Carrying value	1,095,895	499,604	249,815	38,819
Foreign Currency Risk
The Company operates in the United States and 53 other countries. In general, the Company’s products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2008 or 2007.
In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cashflows from these businesses will be more than adequate to fund the debt obligations under these notes.
CRITICAL ACCOUNTING POLICIES
The Company has six accounting policies which it believes are most important to the Company’s financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.
These critical accounting policies are as follows:
Realizability of Inventories — Inventories are stated at the lower of cost or market. Generally, the Company’s businesses perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

USAGE CLASSIFICATION	CRITERIA	RESERVE %

Active	Quantity on hand is less than prior 6 months’ usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months’ usage	50%
Obsolete	No usage in the last 12 months	90%
In addition, for approximately half of the U.S. operations, the Company has elected to use the last-in, first-out (“LIFO”) method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out (“FIFO”) method due to the effects of inflation.
Collectibility of Accounts Receivable — The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.
Depreciation of Plant and Equipment—The Company’s U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance
The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.
Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company’s deferred and other tax balances are based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflect its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company’s various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

48     2008 Annual Report

Goodwill and Intangible Assets — The Company’s business acquisitions typically result in recording goodwill and other intangible assets, which affect the amount of amortization expense and possibly impairment expense that the Company will incur in future periods. The Company follows the guidance prescribed in Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” to test goodwill and intangible assets for impairment. On an annual basis in the first quarter of each year, or more frequently if triggering events occur, the Company compares the fair value of its 60 reporting units to the carrying value of each reporting unit to determine if a goodwill impairment exists. In calculating the fair value of the reporting units, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management’s judgment in applying them in the impairment tests of goodwill and other intangible assets.
As of December 31, 2008, the Company had goodwill and intangible assets of $6.3 billion allocated to its 60 reporting units. The Company’s risk of significant impairment charges is mitigated by the number of diversified businesses and end markets represented by its 60 reporting units. In addition, the individual businesses in most of its reporting units have been acquired over a long period of time, and therefore have been able to improve their performance, primarily as a result of the application of the Company’s 80/20 business simplification process. The amount of goodwill and intangibles allocated to individual reporting units range from approximately $10 million to $550 million, with the average amount equal to $105 million. Goodwill and intangible asset impairments related to continuing operations were $1.6 million in 2008, $2.2 million in 2007 and $17.8 million in 2006.
Fair value determinations require considerable judgment and are sensitive to changes in the factors described above. Due to the inherent uncertainties associated with these factors and economic conditions in the Company’s global end markets, as well as the potential effects of the adoption of SFAS 157, impairment charges related to one or more reporting units could occur in future periods.
Retirement Plans and Postretirement Benefits — The Company has various company-sponsored defined benefit retirement plans covering a substantial portion of U.S. employees and many employees outside the United States. Pension expense and obligations are determined based on actuarial valuations. Pension benefits associated with these plans are generally based primarily on each participant’s years of service, future compensation, and age at retirement or termination. Important assumptions in determining pension and postretirement expense and obligations are the discount rate, the expected long-term return on plan assets and healthcare cost trend rates. See the notes to financial statements for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.
The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could theoretically be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on high-quality fixed income investments, with similar duration to the liabilities in the plan. A 25 basis point decrease in the discount rate would increase the present value of the U.S. primary pension plan obligation by approximately $25 million.
The expected long-term return on plan assets is based on historical and expected long-term returns for similar investment allocations among asset classes. For the U.S. primary pension plan, the Company’s assumption for the expected return on plan assets was 8.5% for 2008 and will be 8.5% for 2009. A 25 basis point decrease in the expected return on plan assets would increase the annual pension expense by approximately $3 million. See the Retirement Plans and Postretirement Benefits note for information on how this rate is determined.
The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.
FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that may be identified by the use of words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “guidance,” and other similar words, including, without limitation, statements regarding the timing of disposal of businesses held for sale, the adequacy of internally generated funds and its credit facilities, the meeting of dividend payout objectives, the ability to fund debt service obligations, payments under guarantees, expected contributions to the Company’s pension and postretirement plans, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements, and the estimated amount of unrecognized tax benefits. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a further downturn in the construction, general industrial, automotive, or food institutional/restaurant and service markets, (2) changes or deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) decreases in credit availability, (5) an interruption in, or reduction in, introducing new products into the Company’s product lines, (6) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (7) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. A more detailed description of these risks is set forth in the Company’s Form 10-K for 2008.
The Company practices fair disclosure for all interested parties. Investors should be aware that while the Company regularly communicates with securities analysts and other investment professionals, it is against the Company’s policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

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
ITW management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

/s/ David B. Speer	/s/ Ronald D. Kropp
David B. Speer	Ronald D. Kropp
Chairman & Chief Executive Officer	Senior Vice President & Chief Financial Officer
February 27, 2009	February 27, 2009

50     2008 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Illinois Tool Works Inc.:
We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
February 27, 2009

Illinois Tool Works Inc.     51

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	2008	2007	2006

Operating Revenues	$15,869,354	$14,871,076	$12,784,342
Cost of revenues	10,272,595	9,532,841	8,182,014
Selling, administrative, and research and development expenses	3,073,075	2,742,351	2,273,017
Amortization and impairment of goodwill and other intangible assets	185,448	146,996	121,276

Operating Income	2,338,236	2,448,888	2,208,035
Interest expense	(152,472)	(101,976)	(85,363)
Other income	5,602	57,787	91,056

Income from Continuing Operations Before Income Taxes	2,191,366	2,404,699	2,213,728
Income taxes	608,100	692,763	646,672

Income from Continuing Operations	1,583,266	1,711,936	1,567,056
Income (Loss) from Discontinued Operations	(64,263)	157,926	150,690

Net Income	$1,519,003	$1,869,862	$1,717,746

Income Per Share from Continuing Operations:
Basic	$3.05	$3.10	$2.77

Diluted	$3.04	$3.08	$2.75

Income (Loss) Per Share from Discontinued Operations:
Basic	$(0.12)	$0.29	$0.27

Diluted	$(0.12)	$0.28	$0.26

Net Income Per Share:
Basic	$2.93	$3.39	$3.04

Diluted	$2.91	$3.36	$3.01

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2008	2007	2006

Beginning Balance	$9,879,065	$10,406,511	$9,112,328
Net income	1,519,003	1,869,862	1,717,746
Cash dividends declared	(604,988)	(533,519)	(423,563)
Retirement of treasury shares	(1,583,827)	(1,841,230)	—
Cumulative effect of adopting new accounting standards, net of tax	(12,788)	(22,559)	—

Ending Balance	$9,196,465	$9,879,065	$10,406,511

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2008	2007	2006

Net Income	$1,519,003	$1,869,862	$1,717,746
Other Comprehensive Income:
Foreign currency translation adjustments	(874,952)	424,037	495,697
Pension and other postretirement benefit adjustments, net of tax	(432,618)	180,110	8,967

Comprehensive Income	$211,433	$2,474,009	$2,222,410

The Notes to Financial Statements are an integral part of these statements.

52     2008 Annual Report

Statement of Financial Position
Illinois Tool Works Inc. and Subsidiaries

	DECEMBER 31
IN THOUSANDS EXCEPT SHARES	2008	2007

Assets
Current Assets:
Cash and equivalents	$742,950	$827,524
Trade receivables	2,426,124	2,915,546
Inventories	1,673,175	1,625,820
Deferred income taxes	194,995	189,093
Prepaid expenses and other current assets	367,700	464,143
Assets held for sale	518,774	143,529

Total current assets	5,923,718	6,165,655

Plant and Equipment:
Land	217,024	226,208
Buildings and improvements	1,347,989	1,476,673
Machinery and equipment	3,369,771	3,852,241
Equipment leased to others	164,504	154,111
Construction in progress	94,207	109,267

	5,193,495	5,818,500
Accumulated depreciation	(3,224,859)	(3,624,490)

Net plant and equipment	1,968,636	2,194,010

Investments	465,894	507,567
Goodwill	4,504,285	4,387,165
Intangible Assets	1,773,970	1,296,176
Deferred Income Taxes	76,269	61,416
Other Assets	500,311	913,873

	$15,213,083	$15,525,862

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term debt	$2,433,482	$410,512
Accounts payable	642,121	854,148
Accrued expenses	1,250,869	1,335,973
Cash dividends payable	154,726	148,427
Income taxes payable	193,631	205,381
Liabilities held for sale	200,752	5,844

Total current liabilities	4,875,581	2,960,285

Noncurrent Liabilities:
Long-term debt	1,243,693	1,888,839
Deferred income taxes	114,556	260,658
Other	1,315,778	1,064,755

Total noncurrent liabilities	2,674,027	3,214,252

Stockholders’ Equity:
Common stock:
Issued—531,789,730 shares in 2008 and 562,522,026 shares in 2007	5,318	5,625
Additional paid-in-capital	105,497	173,610
Income reinvested in the business	9,196,465	9,879,065
Common stock held in treasury	(1,390,594)	(1,757,761)
Accumulated other comprehensive income	(253,211)	1,050,786

Total stockholders’ equity	7,663,475	9,351,325

	$15,213,083	$15,525,862

The Notes to Financial Statements are an integral part of these statements.

Illinois Tool Works Inc.     53

Statement of Cash Flows
Illinois Tool Works Inc. and Subsidiaries

	FOR THE YEARS ENDED DECEMBER 31
IN THOUSANDS	2008	2007	2006

Cash Provided by (Used for) Operating Activities:
Net income	$1,519,003	$1,869,862	$1,717,746
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	367,615	363,701	319,362
Amortization and impairment of goodwill and other intangible assets	324,292	161,043	124,544
Change in deferred income taxes	(95,857)	(5,522)	167,003
Provision for uncollectible accounts	15,806	5,998	8,727
Loss on sale of plant and equipment	3,708	743	1,149
Income from investments	(17,017)	(47,880)	(78,608)
(Gain) loss on sale of operations and affiliates	43,522	(34,807)	(16,795)
Stock compensation expense	41,686	30,471	34,781
Other non-cash items, net	2,270	(3,141)	510
Change in assets and liabilities:
(Increase) decrease in—
Trade receivables	247,239	(56,971)	(45,581)
Inventories	(104,789)	(4,543)	(60,204)
Prepaid expenses and other assets	(77,323)	(15,676)	(63,930)
Increase (decrease) in—
Accounts payable	(188,973)	(37,823)	10,941
Accrued expenses and other liabilities	(14,548)	(2,301)	1,314
Income taxes receivable and payable	127,703	260,427	(55,261)
Other, net	28,547	716	330

Net cash provided by operating activities	2,222,884	2,484,297	2,066,028

Cash Provided by (Used for) Investing Activities:
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(1,546,982)	(812,757)	(1,378,708)
Additions to plant and equipment	(355,472)	(353,355)	(301,006)
Purchases of investments	(19,583)	(28,734)	(25,347)
Proceeds from investments	26,932	91,184	367,365
Proceeds from sale of plant and equipment	23,801	21,821	14,190
Proceeds from sale of operations and affiliates	106,053	160,457	40,303
Other, net	9,181	(2,664)	8,788

Net cash used for investing activities	(1,756,070)	(924,048)	(1,274,415)

Cash Provided by (Used for) Financing Activities:
Cash dividends paid	(598,690)	(502,430)	(398,846)
Issuance of common stock	56,189	116,665	78,969
Repurchases of common stock	(1,390,594)	(1,757,761)	(446,876)
Net proceeds (repayments) of debt with original maturities of three months or less	1,509,977	(266,968)	194,896
Proceeds from debt with original maturities of more than three months	118,662	1,062,108	177
Repayments of debt with original maturities of more than three months	(161,423)	(17,754)	(16,632)
Excess tax benefits from share-based compensation	4,003	16,212	13,086
Repayment of preferred stock of subsidiary	—	(40,000)	—

Net cash used for financing activities	(461,876)	(1,389,928)	(575,226)

Effect of Exchange Rate Changes on Cash and Equivalents	(89,512)	66,996	3,403

Cash and Equivalents:
Increase (decrease) during the year	(84,574)	237,317	219,790
Beginning of year	827,524	590,207	370,417

End of year	$742,950	$827,524	$590,207

Cash Paid During the Year for Interest	$155,188	$132,757	$75,026

Cash Paid During the Year for Income Taxes, Net of Refunds	$619,885	$448,102	$646,647

Liabilities Assumed from Acquisitions	$577,035	$465,303	$448,561

The Notes to Financial Statements are an integral part of this statement. See the Acquisitions note for information regarding non-cash transactions.

54     2008 Annual Report

Notes to Financial Statements
The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.
Illinois Tool Works Inc. (the “Company” or “ITW”) is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 875 operations in 54 countries. The Company primarily serves the construction, automotive, general industrial and food institutional/restaurant markets.
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
Discontinued Operations—The Company periodically reviews its 875 operations for businesses which may no longer be aligned with its long-term objectives. In August 2008, the Company’s Board of Directors authorized the divestiture of the Decorative Surfaces segment and Click Commerce industrial software business which was previously reported in the All Other segment. The Company is actively marketing these businesses and expects to dispose of both businesses in 2009. These businesses have been classified as held for sale beginning in the third quarter of 2008.
Previously, in 2006, the Company divested a construction business. In 2007, the Company divested an automotive machinery business and a consumer packaging business. In the fourth quarter of 2007, the Company classified an automotive components business and a second consumer packaging business as held for sale. The consumer packaging business was sold in 2008. The Company is actively marketing the automotive components business and expects to dispose of it in the first half of 2009.
The consolidated statements of income and the notes to financial statements have been restated to present the operating results of the held for sale and previously divested businesses as discontinued operations for 2008, 2007 and 2006.
Results of the discontinued operations for the years ended December 31, 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Operating revenues	$1,348,540	$1,407,788	$1,270,707

Income (loss) before taxes	$(11,457)	$215,169	$231,518
Income tax expense	(52,806)	(57,243)	(80,828)

Income (loss) from discontinued operations	$(64,263)	$157,926	$150,690

Income (loss) before taxes in 2008 includes goodwill impairment charges of $132,563,000 related to the Click Commerce business and a loss on anticipated sale of $64,000,000 related to the Click Commerce business and the automotive components business held for sale.
Income (loss) before taxes also includes pre-tax gains on disposals of $19,942,000 in 2008, $33,168,000 in 2007 and $19,120,000 in 2006, related to the completed divestitures of two consumer packaging, a certain construction and a certain automotive machinery business.

Illinois Tool Works Inc.     55

As of December 31, 2008, the assets and liabilities of the Decorative Surfaces segment, Click Commerce business and a certain automotive components business were included in assets and liabilities held for sale. As of December 31, 2007, the Company had recorded the assets and liabilities of a certain consumer packaging business and a certain automotive business as held for sale. The total assets and liabilities held for sale as of December 31, 2008 and 2007 were as follows:

IN THOUSANDS	DECEMBER 31, 2008	DECEMBER 31, 2007

Accounts receivable	$162,564	$14,790
Inventory	103,891	9,566
Net plant and equipment	152,104	16,266
Net goodwill and intangibles	127,369	100,341
Other	36,846	2,566
Loss reserve on assets held for sale	(64,000)	—

Total assets held for sale	$518,774	$143,529

Accounts payable	$42,990	$3,903
Accrued liabilities	83,857	1,941
Other	73,905	—

Total liabilities held for sale	$200,752	$5,844

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

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2008	2007	2006

Number of acquisitions	50	52	53
Net cash paid during the year	$1,546,982	$812,757	$1,378,708
Value of shares issued for acquisitions	$—	$—	$162,898
There were no significant non-cash transactions in 2008 and 2007. The Company’s only significant non-cash transaction during 2006 related to the exchange of the Company’s common stock as consideration for an acquisition.
The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2008, 2007 and 2006 were as follows:

	2008		2007		2006
	WEIGHTED-		WEIGHTED-		WEIGHTED-
	AVERAGE	PREMIUM	AVERAGE	PREMIUM	AVERAGE	PREMIUM
IN THOUSANDS EXCEPT FOR WEIGHTED-AVERAGE LIVES (YEARS)	LIFE	RECORDED	LIFE	RECORDED	LIFE	RECORDED

Goodwill		$684,505		$395,087		$798,489
Amortizable Intangible Assets:
Customer lists and relationships	12.3	395,072	10.6	182,942	10.5	246,130
Patents and proprietary technology	12.7	103,458	8.7	64,033	9.1	75,131
Trademarks and brands	18.1	154,298	16.8	52,771	15.4	67,940
Software	4.4	2,249	6.1	10,606	6.3	80,687
Noncompete agreements	3.1	23,028	3.9	12,271	4.0	20,413
Other	1.2	11,703	1.1	6,391	1.3	8,407

Total Amortizable Intangible Assets	13.1	689,808	10.6	329,014	9.9	498,708
Indefinite-lived Intangible Assets:
Trademarks and brands		40,386		28,426		4,190

Total Premium Recorded		$1,414,699		$752,527		$1,301,387

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $81,293,000 in 2008, $105,843,000 in 2007, and $87,223,000 in 2006 will be tax deductible. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets for certain 2008 acquisitions, primarily due to the completion of valuations.
In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and does not anticipate SFAS 141R will materially affect the Company’s results of operations and financial position.

56     2008 Annual Report

Operating Revenues are recognized when the risks and rewards of ownership are transferred to the customer, which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2008, 2007 or 2006.
Research and Development Expenses are recorded as expense in the year incurred. These costs were $210,719,000 in 2008, $195,081,000 in 2007 and $143,377,000 in 2006.
Rental Expense was $153,518,000 in 2008, $138,484,000 in 2007 and $116,951,000 in 2006. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS

2009	$137,933
2010	101,408
2011	72,838
2012	49,601
2013	40,425
2014 and future years	77,528

$479,733

Advertising Expenses are recorded as expense in the year incurred. These costs were $88,664,000 in 2008, $86,845,000 in 2007 and $71,711,000 in 2006.
Other Income (Expense) consisted of the following:

IN THOUSANDS	2008	2007	2006

Interest income	$29,089	$19,416	$30,102
Investment income	17,017	47,880	78,608
Losses on foreign currency transactions	(752)	(11,767)	(9,105)
German transfer tax settlement	(44,002)	—	—
Other, net	4,250	2,258	(8,549)

	$5,602	$57,787	$91,056

Illinois Tool Works Inc.     57

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws. The components of the provision for income taxes were as shown below:

IN THOUSANDS	2008	2007	2006

U.S. federal income taxes:
Current	$301,491	$386,559	$307,298
Deferred	(17,353)	59,831	123,436
Benefit of net operating loss and foreign tax credits carryforwards	—	(2,212)	(24,755)

	$284,138	$444,178	$405,979

Foreign income taxes:
Current	$289,822	$229,401	$258,299
Deferred	(11,854)	(4,858)	6,026
Benefit of net operating loss carryforwards	(1,532)	(22,128)	(58,273)

	$276,436	$202,415	$206,052

State income taxes:
Current	$75,460	$42,082	$39,659
Deferred	(27,934)	4,088	(5,018)

	$47,526	$46,170	$34,641

	$608,100	$692,763	$646,672

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2008	2007	2006

Domestic	$1,087,509	$1,513,144	$1,325,845
Foreign	1,103,857	891,555	887,883

	$2,191,366	$2,404,699	$2,213,728

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2008	2007	2006

U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.5	1.3	1.0
Differences between U.S. federal statutory and foreign tax rates	(3.3)	(1.8)	(1.2)
Nontaxable foreign interest income	(3.3)	(2.8)	(2.6)
Tax effect of foreign dividends	0.2	0.3	0.2
Tax relief for U.S. manufacturers	(1.0)	(0.9)	(0.5)
Other, net	(1.4)	(2.3)	(2.7)

Effective tax rate	27.7%	28.8%	29.2%

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately$4,500,000,000 and $4,000,000,000 as of December 31, 2008 and 2007, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

58     2008 Annual Report

The components of deferred income tax assets and liabilities at December 31, 2008 and 2007 were as follows:

	2008		2007
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY

Goodwill and intangible assets	$209,810	$(748,440)	$157,520	$(532,052)
Inventory reserves, capitalized tax cost and LIFO inventory	55,105	(19,567)	53,268	(17,208)
Investments	13,940	(118,047)	18,204	(233,839)
Plant and equipment	30,215	(84,364)	22,580	(88,092)
Accrued expenses and reserves	111,420	—	121,760	—
Employee benefit accruals	302,376	—	282,431	—
Foreign tax credit carryforwards	94,653	—	102,818	—
Net operating loss carryforwards	358,592	—	357,285	—
Capital loss carryforwards	52,625	—	74,586	—
Allowances for uncollectible accounts	17,200	—	14,812	—
Pension (assets) liabilities	147,007	—	—	(99,554)
Other	101,496	(33,259)	102,988	(29,386)

Gross deferred income tax assets (liabilities)	1,494,439	(1,003,677)	1,308,252	(1,000,131)
Valuation allowances	(334,054)	—	(318,270)	—

Total deferred income tax assets (liabilities)	$1,160,385	$(1,003,677)	$989,982	$(1,000,131)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2008 and 2007 relate primarily to certain net operating loss carryforwards and capital loss carryforwards.
At December 31, 2008, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS

2009	$7,353
2010	6,249
2011	5,677
2012	8,532
2013	16,297
2014	1,193
2015	2,430
2016	5,295
2017	1,319
2018	32,922
2019	13,964
2020	69,723
2021	74,074
2022	22,314
2023	20,455
2024	17,338
2025	9,354
2026	54
2027	1,605
2028	1,418
Do not expire	811,258

$1,128,824

Illinois Tool Works Inc.     59

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken and expected to be taken in tax returns and provides guidance related to uncertain tax positions on derecognition, classification, and interest and penalties. As a result of the implementation of FIN 48, the Company did not recognize any change in its liability for unrecognized tax benefits.
The changes in the amount of unrecognized tax benefits during 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007

Beginning balance	$773,000	$688,000
Additions based on tax positions related to the current year	67,000	55,000
Additions for tax positions of prior years	107,000	116,000
Reductions for tax positions of prior years	(66,000)	(86,000)
Settlements	—	(26,000)
Foreign currency translation	(81,000)	26,000

Ending balance	$800,000	$773,000

Included in the balance at December 31, 2008, are approximately $450,000,000 of tax positions that, if recognized, would impact the Company’s effective tax rate.
As part of the Australia audit for 2003, the Australian Tax Office is reviewing an intercompany financing transaction between the U.S. and Australia. In the U.S., the Internal Revenue Service has completed its audits for the years 2001-2005 and has proposed several adjustments which the Company is protesting, the most significant of which is related to leveraged leases. The Company has recorded its best estimate of the exposure for these two audits; however, it is reasonably possible that the Company will resolve the Australian financing and leveraged lease issues within the next 12 months and that the amount of the Company’s unrecognized tax benefits may decrease by a range of approximately $197 million up to $295 million.
The Company files numerous consolidated and separate tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company’s major jurisdictions:

JURISDICTION	OPEN TAX YEARS

United States — Federal	2001-2008
United Kingdom	2000-2008
Germany	2002-2008
France	2000-2008
Australia	2003-2008
The Company recognizes interest and penalties related to income tax matters in income tax expense. There were no significant accruals for interest and penalties recorded as of December 31, 2008.
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

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2008	2007	2006

Income from continuing operations	$1,583,266	$1,711,936	$1,567,056

Income from continuing operations per share—Basic:
Weighted-average common shares	518,609	551,549	565,632

Income from continuing operations per share—Basic	$3.05	$3.10	$2.77

Income from continuing operations per share—Diluted:
Weighted-average common shares	518,609	551,549	565,632
Effect of dilutive stock options and restricted stock	2,604	4,481	4,260

Weighted-average common shares assuming dilution	521,213	556,030	569,892

Income from continuing operations per share—Diluted	$3.04	$3.08	$2.75

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2008, 2007 and 2006 were 11,729,898, 3,658,862 and 8,172,240, respectively.
Cash and Equivalents included interest-bearing instruments of $339,901,000 at December 31, 2008 and $367,824,000 at December 31, 2007. Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.

60     2008 Annual Report

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Beginning balance	$(74,816)	$(61,649)	$(51,178)
Provision charged to expense	(15,806)	(5,998)	(8,727)
Write-offs, net of recoveries	11,247	10,156	10,465
Acquisitions and divestitures	(9,898)	(12,886)	(8,658)
Foreign currency translation	9,037	(4,929)	(3,452)
Transfer to assets held for sale	7,883	381	—
Other	2,185	109	(99)

Ending balance	$(70,168)	$(74,816)	$(61,649)

Inventories at December 31, 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007

Raw material	$570,204	$516,914
Work-in-process	163,225	182,990
Finished goods	939,746	925,916

	$1,673,175	$1,625,820

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out (“LIFO”) method is used to determine the cost of the inventories of approximately half of the U.S. operations. Inventories priced at LIFO were 23% and 27% of total inventories as of December 31, 2008 and 2007, respectively. The first-in, first-out (“FIFO”) method, which approximates current cost, is used for all other inventories. If the FIFO method was used for all inventories, total inventories would have been approximately $133,896,000 and $124,019,000 higher than reported at December 31, 2008 and 2007, respectively.
Prepaid Expenses and Other Current Assets as of December 31, 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007

Income tax refunds receivable	$142,168	$236,735
Value-added-tax receivables	44,223	52,834
Insurance	28,970	30,229
Other	152,339	144,345

	$367,700	$464,143

Plant and Equipment are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.
Depreciation was $351,338,000 in 2008, $333,275,000 in 2007 and $291,464,000 in 2006, and was reflected primarily in cost of revenues. Discontinued operations depreciation was $16,277,000 in 2008, $30,426,000 in 2007 and $27,898,000 in 2006 and was reflected in income (loss) from discontinued operations. Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.
The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease
Investments as of December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007

Leases of equipment	$265,278	$278,549
Affordable housing limited partnerships	79,161	97,022
Venture capital limited partnership	69,053	81,462
Properties held for sale	28,876	28,608
Property developments	23,526	21,926

	$465,894	$507,567

Illinois Tool Works Inc.     61

Leases of Equipment
The components of the investment in leases of equipment at December 31, 2008 and 2007 were as shown below:

IN THOUSANDS	2008	2007

Leveraged, direct financing and sales-type leases:
Gross lease contracts receivable, net of nonrecourse debt service	$145,842	$146,109
Estimated residual value of leased assets	247,512	248,119
Unearned income	(139,020)	(127,589)

	254,334	266,639
Equipment under operating leases	10,944	11,910

	$265,278	$278,549

Deferred tax liabilities related to leveraged and direct financing leases were $110,079,000 and $226,549,000 at December 31, 2008 and 2007, respectively.
The investment in leases of equipment at December 31, 2008 and 2007 relates to the following types of equipment:

IN THOUSANDS	2008	2007

Telecommunications	$168,252	$174,212
Air traffic control	58,997	64,540
Aircraft	37,603	39,296
Manufacturing	426	501

	$265,278	$278,549

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company has the right to recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.
The expense from leveraged, direct financing and sales-type leases was $10,158,000 in 2008. The income from leveraged, direct financing and sales-type leases was $8,280,000 and $2,567,000 for the years ended December 31, 2007 and 2006, respectively. Unearned income related to leveraged leases is recognized as lease income over the life of the lease based on the effective yield of the lease. The Company adjusts recognition of lease income on its leveraged leases when there is a change in assumptions affecting total income or the timing of cash flows associated with the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.
On January 1, 2007, the Company adopted FASB staff position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (“FSP 13-2”). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of FSP 13-2, the Company recorded an after-tax charge to equity of $22,559,000, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company’s leveraged lease transactions.
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
The Company entered into a venture capital limited partnership in 2001 that invests primarily in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership’s income or loss. The partnership’s financial statements are prepared on a mark-to-market basis.
The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships’ income or loss.
The Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to the property development investments and affordable housing investments, therefore it does not consolidate those entities. The Company’s maximum exposure to loss related to the property development investments and affordable housing investments is $31,151,000 and $79,161,000, respectively, as of December 31, 2008.

62     2008 Annual Report

Cash Flows
Cash flows related to investments during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Cash used to purchase investments:
Affordable housing limited partnerships	$(16,078)	$(16,789)	$(17,814)
Venture capital limited partnership	(1,566)	(8,252)	(1,926)
Property developments	(1,739)	(3,414)	(4,885)
Other	(200)	(279)	(722)

	$(19,583)	$(28,734)	$(25,347)

Cash proceeds from investments:
Venture capital limited partnership	$12,723	$44,792	$25,085
Leases of equipment	5,746	7,085	4,467
Properties held for sale	4,933	5,149	1,698
Affordable housing limited partnerships	2,552	—	—
Property developments	972	2,506	2,073
Prepaid forward contract	—	31,629	—
Mortgage investments	—	—	333,976
Other	6	23	66

	$26,932	$91,184	$367,365

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
When performing its annual impairment assessment, the Company compares the fair value of each of its 60 reporting units to its carrying value. Fair values are determined primarily by discounting estimated future cash flows at an estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant reporting unit. When the discounted cash flow method is not solely representative of fair value, the Company may also employ additional valuation techniques, such as market comparables. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value and carrying value of the reporting unit’s goodwill.
Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Goodwill:
Impairment	$137	$988	$14,793
Intangible Assets:
Amortization	183,873	144,842	103,498
Impairment	1,438	1,166	2,985

	$185,448	$146,996	$121,276

Income (loss) from discontinued operations included goodwill impairment charges of $132,563,000 in 2008 and amortization of $6,281,000 in 2008, $14,047,000 in 2007 and $3,268,000 in 2006.
The Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in immaterial impairment charges for continuing operations in 2008 and 2007. In 2006, the Company recorded goodwill impairment charges of $14,793,000, which were primarily related to a U.S. building components joist business, a Canadian stretch packaging equipment business, a European food equipment business, a U.S. thermal transfer ribbon business and an Asian construction business, and resulted from lower estimated future cash flows than previously expected. Also in 2006, intangible asset impairments of $2,985,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets primarily related to a U.S. welding components business in the Power Systems & Electronics segment and a U.S. contamination control business in the All Other segment.

Illinois Tool Works Inc.     63

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2007 were as follows:

		POWER
	INDUSTRIAL	SYSTEMS &	TRANSPOR-	FOOD	CONSTRUCTION	DECORATIVE	POLYMERS	ALL
IN THOUSANDS	PACKAGING	ELECTRONICS	TATION	EQUIPMENT	PRODUCTS	SURFACES	& FLUIDS	OTHER	TOTAL

Balance Dec 31, 2006	$654,790	$361,515	$417,040	$88,778	$499,791	$12,008	$441,730	$1,549,401	$4,025,053
2007 activity:
Acquisitions & divestitures	14,992	14,804	44,055	75,609	26,818	2,311	84,348	17,008	279,945
Impairment charges	—	—	(107)	—	(308)	—	(573)	—	(988)
Foreign currency translation	41,662	11,604	22,629	9,979	28,065	1,459	17,419	50,253	183,070
Transfer to assets held for sale	—	—	—	—	—	—	—	(99,915)	(99,915)

Balance Dec 31, 2007	711,444	387,923	483,617	174,366	554,366	15,778	542,924	1,516,747	4,387,165
2008 activity:
Acquisitions & divestitures	32,699	27,256	138,162	39,693	10,332	—	302,739	202,568	753,449
Impairment charges	—	—	—	—	—	—	—	(132,700)	(132,700)
Foreign currency translation	(72,698)	(22,134)	(47,667)	(21,004)	(60,228)	(1,135)	(84,490)	(103,222)	(412,578)
Transfer to assets held for sale	—	—	—	—	—	(14,643)	—	(76,408)	(91,051)
Intersegment goodwill transfers	—	—	(23,083)	—	—	—	23,083	—	—

Balance Dec 31, 2008	$671,445	$393,045	$551,029	$193,055	$504,470	$—	$784,256	$1,406,985	$4,504,285

Intangible assets as of December 31, 2008 and 2007 were as follows:

	2008			2007

		ACCUMULATED			ACCUMULATED
IN THOUSANDS	COST	AMORTIZATION	NET	COST	AMORTIZATION	NET

Amortizable Intangible Assets:
Customer lists and relationships	$1,012,487	$(200,116)	$812,371	$676,672	$(127,681)	$548,991
Patents and proprietary technology	403,058	(137,748)	265,310	323,830	(106,777)	217,053
Trademarks and brands	400,945	(60,210)	340,735	247,452	(42,606)	204,846
Software	184,688	(115,747)	68,941	204,952	(96,753)	108,199
Noncompete agreements	142,194	(96,362)	45,832	122,651	(85,966)	36,685
Other	118,036	(78,371)	39,665	76,856	(70,256)	6,600

Total Amortizable Intangible Assets	2,261,408	(688,554)	1,572,854	1,652,413	(530,039)	1,122,374
Indefinite-lived Intangible Assets:
Trademarks and brands	201,116	—	201,116	173,802	—	173,802

Total Intangible Assets	$2,462,524	$(688,554)	$1,773,970	$1,826,215	$(530,039)	$1,296,176

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of 3 to 20 years.
The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS

2009	$197,300
2010	186,200
2011	175,300
2012	164,600
2013	146,900
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a FASB Staff Position (“FSP”) on SFAS 157 that permits a one year delay of the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The partial adoption of this statement did not have a material impact on the Company’s financial position or results of operations. The Company will adopt the remaining provisions of SFAS 157 on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company’s results of operations and financial position.
Other Assets as of December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007

Cash surrender value of life insurance policies	$313,028	$331,524
Customer tooling	56,331	57,787
Noncurrent receivables	39,867	35,182
Prepaid pension assets	9,909	404,791
Other	81,176	84,589

	$500,311	$913,873

64     2008 Annual Report

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The U.S. primary plan covers a substantial portion of its U.S. employees and provides benefits based on years of service and final average salary. Beginning January 1, 2007, the U.S. primary defined benefit plan was closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in this plan are eligible for additional Company contributions under the existing defined contribution retirement plan.
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
On December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”). This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180,037,000 in 2006 to recognize the funded status of its benefit plans.
On January 1, 2008, the Company adopted the measurement date provisions of SFAS 158, which required the Company to change its measurement date to correspond with the Company’s fiscal year end. The Company previously used a September 30 measurement date. As allowed under SFAS 158, the Company elected to remeasure its plan assets and benefit obligation as of the beginning of the fiscal year. Upon adoption, the Company recorded an after-tax charge of $12,788,000 to beginning retained earnings and an after-tax gain to accumulated other comprehensive income of $3,573,000 related to the three months ended December 31, 2007.
Summarized information regarding the Company’s significant defined benefit pension and postretirement health care and life insurance benefit plans related to both continuing and discontinued operations was as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS

IN THOUSANDS	2008	2007	2006	2008	2007	2006

Components of net periodic benefit cost:
Service cost	$110,381	$115,009	$107,335	$14,340	$14,957	$16,747
Interest cost	119,436	106,670	97,044	32,615	32,133	32,330
Expected return on plan assets	(167,391)	(156,058)	(137,866)	(15,391)	(11,594)	(7,982)
Amortization of actuarial (gain) loss	2,543	20,146	25,036	(914)	1,989	21,126
Amortization of prior service (income) cost	(2,420)	(2,382)	(2,170)	6,261	6,261	6,269
Amortization of transition amount	92	15	64	—	—	—
Settlement/curtailment (income) loss	13,226	5,766	2,624	(1,929)	—	—

Net periodic benefit cost	$75,867	$89,166	$92,067	$34,982	$43,746	$68,490

Amounts were included in the statement of income as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS

IN THOUSANDS	2008	2007	2006	2008	2007	2006

Income from continuing operations	$56,846	$82,399	$84,695	$30,390	$38,077	$59,785
Income (loss) from discontinued operations	19,021	6,767	7,372	4,592	5,669	8,705

Total	$75,867	$89,166	$92,067	$34,982	$43,746	$68,490

Illinois Tool Works Inc.     65

	PENSION		OTHER POSTRETIREMENT BENEFITS

IN THOUSANDS	2008	2007	2008	2007

Change in benefit obligation as of December 31, 2008 and September 30, 2007:
Benefit obligation at beginning of period	$2,077,660	$2,027,636	$514,146	$557,344
Service cost	110,381	115,009	14,340	14,957
Interest cost	119,436	106,670	32,615	32,133
Plan participants’ contributions	7,307	7,875	14,945	16,039
Amendments	949	(67)	—	—
Actuarial gain	(123,608)	(85,300)	(37,259)	(60,824)
Acquisitions	20,601	16,314	—	—
Benefits paid	(148,868)	(162,475)	(54,947)	(45,380)
Medicare subsidy received	—	—	3,342	3,486
Liabilities from other plans	6,026	4,776	8,119	—
Adoption of SFAS 158 measurement date provision	(16,118)	—	(10,392)	—
Settlement/curtailment loss (gain)	12,256	(301)	1,110	(3,609)
Foreign currency translation	(153,360)	47,523	—	—

Benefit obligation at end of period	$1,912,662	$2,077,660	$486,019	$514,146

Change in plan assets as of December 31, 2008 and September 30, 2007:
Fair value of plan assets at beginning of period	$2,261,930	$1,986,416	$194,449	$149,240
Actual return on plan assets	(597,295)	261,140	(57,620)	16,340
Company contributions	41,627	132,870	78,532	58,210
Plan participants’ contributions	7,307	7,875	14,945	16,039
Acquisitions	19,893	—	—	—
Benefits paid	(148,868)	(162,475)	(54,947)	(45,380)
Assets from other plans	4,222	—	—	—
Adoption of SFAS 158 measurement date provision	(26,492)	—	19,094	—
Foreign currency translation	(139,846)	36,104	—	—

Fair value of plan assets at end of period	$1,422,478	$2,261,930	$194,453	$194,449

Funded status	$(490,184)	$184,270	$(291,566)	$(319,697)
Contributions after measurement date	—	3,443	—	29,731
Other immaterial plans	(17,385)	(16,028)	(4,545)	(7,994)

Net asset (liability) at end of year	$(507,569)	$171,685	$(296,111)	$(297,960)

The amounts recognized in the statement of financial position as of December 31 consisted of:
Other assets	$9,909	$404,791	$—	$—
Accrued expenses	(18,209)	(16,299)	(10,287)	(11,411)
Liabilities held for sale	(25,123)	—	(439)	—
Other noncurrent liabilities	(474,146)	(216,807)	(285,385)	(286,549)

Net asset (liability) at end of year	$(507,569)	$171,685	$(296,111)	$(297,960)

The pre-tax amounts recognized in accumulated other comprehensive income consisted of:
Net loss (gain)	$706,520	$66,576	$(5,598)	$(42,512)
Prior service cost	5,353	1,166	24,160	32,527
Net transition obligation	2,474	2,352	—	—

	$714,347	$70,094	$18,562	$(9,985)

Accumulated benefit obligation for all significant defined benefit pension plans	$1,672,185	$1,798,993

Plans with accumulated benefit obligation in excess of plan assets as of December 31, 2008 and September 30, 2007:
Projected benefit obligation	$1,521,757	$251,569

Accumulated benefit obligation	$1,354,777	$230,736

Fair value of plan assets	$1,035,360	$38,920

66     2008 Annual Report

Assumptions
The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS

	2008	2007	2006	2008	2007	2006

Assumptions used to determine benefit obligations at December 31, 2008 and September 30, 2007 and 2006:
Discount rate	6.59%	6.02%	5.50%	6.50%	6.50%	5.95%
Rate of compensation increases	4.19	4.35	4.26	—	—	—
Assumptions used to determine net cost for years ended December 31:
Discount rate	6.18%	5.50%	5.30%	6.75%	5.95%	5.50%
Expected return on plan assets	8.32	8.35	8.33	7.00	7.00	7.00
Rate of compensation increases	4.35	4.26	4.20	—	—	—
The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the primary postretirement health care plan was developed from similar factors as the pension plans, less factors for insurance costs and mortality charges.
Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31, 2008 and September 30, 2007 and 2006 were as follows:

	2008	2007	2006

Health care cost trend rate assumed for the next year	8.71%	10.40%	11.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2016	2014	2014
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE-	1-PERCENTAGE-
IN THOUSANDS	POINT INCREASE	POINT DECREASE

Effect on total of service and interest cost components for 2008	$ 1,460	$ (1,643)
Effect on postretirement benefit obligation at December 31, 2008	$17,392	$(16,962)
Plan Assets
The target asset allocation and weighted-average asset allocations for the Company’s significant pension plans at December 31, 2008 and September 30, 2007 were as follows:

	PERCENTAGE OF PLAN ASSETS

ASSET CATEGORY	TARGET ALLOCATION	DECEMBER 31, 2008	SEPTEMBER 30, 2007

Equity securities	60 - 75%	59%	67%
Debt securities	20 - 35	33	28
Real estate	0 - 1	2	1
Other	0 - 10	6	4

		100%	100%

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

Illinois Tool Works Inc.     67

Cash Flows
The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $37,800,000 to its pension plans and $37,700,000 to its other postretirement benefit plans in 2009. The Company has not determined the amount, if any, of voluntary contributions to its U.S. primary pension plan.
The Company’s portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

		OTHER
		POSTRETIREMENT
IN THOUSANDS	PENSION BENEFITS	BENEFITS

2009	$ 177,852	$ 37,723
2010	181,103	39,591
2011	186,951	41,687
2012	191,569	42,964
2013	198,708	42,092
Years 2014-2018	1,032,033	233,582
In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company’s expense for these plans was $66,700,000 in 2008, $60,100,000 in 2007 and $44,698,000 in 2006.
Short-Term Debt as of December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007

Bank overdrafts	$53,592	$37,992
Commercial paper	1,820,423	200,977
Current maturities of long-term debt	509,432	158,590
Other borrowings	50,035	12,953

	$2,433,482	$410,512

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted-average interest rate on commercial paper was 1.4% at December 31, 2008 and 4.1% at December 31, 2007.
The weighted-average interest rate on other borrowings was 1.7% at December 31, 2008 and 2.2% at December 31, 2007.
In June 2008, the Company entered into a $1,500,000,000 Line of Credit Agreement with a termination date of June 12, 2009. In October 2008, the Company amended the Line of Credit Agreement in order to increase the line of credit to $2,500,000,000. No amounts were outstanding under this facility at December 31, 2008.
As of December 31, 2008, the Company has unused capacity of approximately $325,000,000 under international debt facilities.
Accrued Expenses as of December 31, 2008 and 2007 consisted of accruals for:

IN THOUSANDS	2008	2007

Compensation and employee benefits	$452,798	$515,069
Deferred revenue and customer deposits	215,226	220,412
Rebates	111,553	141,195
Warranties	54,540	71,210
Current portion of pension and other postretirement benefit obligations	28,496	27,710
Current portion of affordable housing capital obligations	14,742	14,040
Other	373,514	346,337

	$1,250,869	$1,335,973

The Company accrues for product warranties based on historical experience. The changes in accrued warranties during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Beginning balance	$71,210	$70,119	$70,882
Charges	(50,657)	(51,443)	(51,300)
Provision charged to expense	45,276	47,636	45,418
Acquisitions and divestitures	4,430	2,848	3,176
Foreign currency translation	(4,298)	2,050	1,943
Transfer to liabilities held for sale	(11,421)	—	—

Ending balance	$54,540	$71,210	$70,119

68     2008 Annual Report

Long-Term Debt at December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007

6.875% notes due November 15, 2008	$—	$149,984
5.75% notes due March 1, 2009	501,812	499,604
6.55% preferred debt securities due December 31, 2011	249,857	249,815
5.25% Euro notes due October 1, 2014	951,545	1,095,895
4.88% senior notes due thru December 31, 2020	33,346	38,819
Other borrowings	16,565	13,312

	1,753,125	2,047,429
Current maturities	(509,432)	(158,590)

	$1,243,693	$1,888,839

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The estimated market price of the notes exceeded the carrying value by approximately $3,136,000 at December 31, 2007. The balance outstanding at December 31, 2007 was repaid at maturity in November 2008.
In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The estimated market price of the notes exceeded the carrying value by approximately $1,738,000 at December 31, 2008 and $9,746,000 at December 31, 2007. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 4.16% at December 31, 2008 and 7.08% at December 31, 2007. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.
In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $19,741,000 at December 31, 2008 and $12,325,000 at December 31, 2007.
In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The estimated fair value of the notes was below the carrying value by approximately $1,791,000 at December 31, 2008 and exceeded the carrying value by approximately $443,000 at December 31, 2007.
In 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750,000,000 of 5.25% Euro notes due October 1, 2014, at 99.874% of face value. The effective interest rate of the notes is 5.27%. The estimated fair value of the notes was below the carrying value by approximately $95,190,000 at December 31, 2008 and exceeded the carrying value by approximately $23,410,000 at December 31, 2007.
In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. No amounts were outstanding under this facility at December 31, 2008.
The Company’s debt agreements’ financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company’s total debt, including guarantees, was 33% of total capitalization as of December 31, 2008, which was in compliance with these covenants.
Other debt outstanding at December 31, 2008, bears interest at rates ranging from 0.3% to 13.9%, with maturities through the year 2029.
Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS

2010	$9,786
2011	256,590
2012	5,765
2013	5,155
2014 and future years	966,397

$1,243,693

In connection with forming joint ventures, the Company has provided debt guarantees of $24,000,000 at December 31, 2008. The Company has recorded liabilities related to these guarantees of $17,000,000 at December 31, 2008.
At December 31, 2008, the Company had open stand-by letters of credit of $198,000,000, substantially all of which expire in 2009.

Illinois Tool Works Inc.     69

Other Noncurrent Liabilities at December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007

Pension benefit obligation	$474,146	$216,807
Postretirement benefit obligation	285,385	286,549
Noncurrent tax reserves	193,560	182,601
Affordable housing capital obligations	16,505	30,483
Other	346,182	348,315

	$1,315,778	$1,064,755

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
In January 2009, the Company reached an agreement with German tax authorities to settle liabilities for transfer taxes related to legal entity reorganizations for $44,000,000. A $44,000,000 reserve had been recorded for this matter as of December 31, 2008.
Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

70     2008 Annual Report

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2008, 2007 and 2006 are shown below. On May 5, 2006, the stockholders approved an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 350,000,000 shares to 700,000,000 shares in order to effect a two-for-one split of the Company’s common stock, with a distribution date of May 25, 2006, at a rate of one additional share for each common share held by stockholders of record on May 18, 2006.

			ADDITIONAL
	COMMON STOCK		PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT

Balance, December 31, 2005	312,043,289	$3,120	$1,082,611	(31,229,721)	$(2,773,176)
During 2006—
Adjustment to reflect May 2006 stock split	312,043,289	3,151	(3,151)	(31,229,721)	—
Shares issued for stock options	3,096,786	19	85,033	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(125,568)	—	(6,082)	—	—
Stock compensation expense	—	—	34,781	—	—
Tax benefits related to stock options and restricted stock	—	—	13,086	—	—
Restricted stock forfeitures	(10,610)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	8,944	—	—
Shares issued for acquisitions	3,853,556	19	163,365	(11,011)	(486)
Repurchases of common stock	—	—	—	(9,680,731)	(446,876)

Balance, December 31, 2006	630,900,742	6,309	1,378,587	(72,151,184)	(3,220,538)
During 2007—
Retirement of treasury shares	(72,151,184)	(721)	(1,378,587)	72,151,184	3,220,538
Shares issued for stock options	3,768,417	37	116,736	—	—
Shares surrendered on exercise of stock options	(1,950)	—	(108)	—	—
Shares issued for stock compensation	6,001	—	310	—	—
Stock compensation expense	—	—	30,471	—	—
Tax benefits related to stock options	—	—	16,212	—	—
Tax benefits related to defined contribution plans	—	—	9,989	—	—
Repurchases of common stock	—	—	—	(32,425,297)	(1,757,761)

Balance, December 31, 2007	562,522,026	5,625	173,610	(32,425,297)	(1,757,761)
During 2008—
Retirement of treasury shares	(32,425,297)	(324)	(173,610)	32,425,297	1,757,761
Shares issued for stock options	1,669,780	17	54,972	—	—
Shares issued for stock compensation	23,221	—	1,201	—	—
Stock compensation expense	—	—	41,686	—	—
Tax benefits related to stock options	—	—	4,844	—	—
Tax benefits related to defined contribution plans	—	—	2,794	—	—
Repurchases of common stock	—	—	—	(32,674,759)	(1,390,594)

Balance, December 31, 2008	531,789,730	$5,318	$105,497	(32,674,759)	$(1,390,594)

Authorized, December 31, 2008	700,000,000

On August 20, 2007, the Company’s Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3,000,000,000 of the Company’s common stock over an open-ended period of time. Through December 31, 2008, the Company had repurchased 39,780,787 shares of its common stock for $1,778,942,000 at an average price of $44.72 per share.
On August 4, 2006, the Company’s Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. This program was completed in November 2007.
Cash Dividends declared were $1.18 per share in 2008, $0.98 per share in 2007 and $0.75 per share in 2006. Cash dividends paid were $1.15 per share in 2008, $0.91 per share in 2007 and $0.705 per share in 2006.

Illinois Tool Works Inc.     71

Accumulated Other Comprehensive Income—Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006

Beginning balance	$1,050,786	$446,639	$122,012
Foreign currency translation adjustments	(874,952)	424,037	495,697
Minimum pension liability, net of tax of $5,683	—	—	8,967
Adjustment to initially apply SFAS 158, net of tax of $(3,954) in 2008 and $133,713 in 2006	3,573	—	(180,037)
Pension and other postretirement benefits actuarial gains (losses) net of tax of $249,724 in 2008 and $89,207 in 2007	(433,430)	167,146	—
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $(3,034) in 2008 and $15,562 in 2007	2,532	10,467	—
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $1,019 in 2008 and $3,586 in 2007	(1,720)	2,497	—

Ending balance	$(253,211)	$1,050,786	$446,639

As of December 31, 2008 and 2007, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $196,217,000 and $1,071,169,000, respectively, and unrecognized pension and other postretirement benefits costs of $449,428,000 and $20,383,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 is $6,813,000 for pension and $6,679,000 for other postretirement benefits.
Stock-Based Compensation—Stock options and restricted stock units have been issued to officers and other management employees under ITW’s 2006 Stock Incentive Plan (the “Plan”), which is an amendment and restatement of ITW’s 1996 Stock Incentive Plan. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock units are valued using the closing market price on the date of grant and generally vest after a three-year period. To cover the exercise of vested options and non-restricted Common Stock awards, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2008, 63,305,328 shares of ITW common stock were reserved for issuance under the Plan. Option exercise prices are equal to the common stock fair market value on the date of grant. The Company records compensation expense for the fair value of stock awards over the remaining service periods of those awards.
The following summarizes the Company’s stock-based compensation expense:

IN THOUSANDS	2008	2007	2006

Pre-tax compensation expense	$40,874	$30,020	$34,278
Tax benefit	(12,262)	(8,518)	(10,111)

Total stock-based compensation recorded as expense, net of tax	$28,612	$21,502	$24,167

Discontinued operations pre-tax stock-based compensation was $812,000 in 2008, $451,000 in 2007 and $503,000 in 2006 and was reflected in income (loss) from discontinued operations.
The following summarizes stock option activity under the Plan as of December 31, 2008, and changes during the year then ended:

			WEIGHTED-AVERAGE
	NUMBER	WEIGHTED-AVERAGE	REMAINING	AGGREGATE
OPTIONS	OF SHARES	EXERCISE PRICE	CONTRACTUAL TERM	INTRINSIC VALUE

Under option, January 1, 2008	20,635,795	$39.70
Granted	3,995,750	48.51
Exercised	(1,669,780)	32.93
Cancelled or expired	(253,025)	47.57

Under option, December 31, 2008	22,708,740	41.66	5.75 years	$36,642,625

Exercisable, December 31, 2008	15,392,513	38.20	4.42 years	$36,642,625

72     2008 Annual Report

As of February 13, 2009, the Compensation Committee of the Board of Directors approved an annual equity award consisting of stock options, restricted stock units (“RSUs”) and qualifying restricted stock units (“QRSUs”). The form of RSU, provides for full “cliff” vesting three years from the date of grant. The form of QRSU provides for full “cliff” vesting after three years if the Compensation Committee certifies that the performance goals set with respect to the QRSU are met. Upon vesting, the holder will receive one share of common stock of the Company for each vested RSU or QRSU. Stock options were granted on 2,172,271 shares at an exercise price of $35.12 per share. Additionally, 1,107,616 RSUs and QRSUs were issued at the grant date share price of $35.12. The Company uses a binomial option pricing model to estimate the fair value of the options granted. The following summarizes the assumptions used in the models:

	2009	2008	2007

Risk-free interest rate	0.6-3.3%	1.9-3.9%	4.7-5.1%
Weighted-average volatility	33.0%	27.0%	22.0%
Dividend yield	2.34%	1.96%	1.65%
Expected years until exercise	7.3-7.7	7.3-7.9	6.7-7.0
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
The weighted-average grant-date fair value of options granted during 2009, 2008, 2007 and 2006 was $10.24, $13.32, $14.37 and $11.87 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $23,502,000, $86,253,000 and $63,255,000, respectively. Exercise of options during the years ended December 31, 2008, 2007 and 2006, resulted in cash receipts of $54,988,000, $116,665,000 and $78,969,000, respectively. As of December 31, 2008 there was $69,083,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of options vested during the years ended December 31, 2008, 2007 and 2006 was $30,185,000, $20,841,000 and $35,505,000, respectively.
Segment Information—The Company has approximately 875 operations in 54 countries. These 875 businesses are internally reported as 60 operating segments to senior management. The Company’s 60 operating segments have been aggregated into the following seven external reportable segments: Industrial Packaging; Power Systems & Electronics; Transportation; Construction Products; Food Equipment; Polymers & Fluids; and All Other.
Industrial Packaging - Steel, plastic and paper products used for bundling, shipping and protecting goods in transit.
Power Systems & Electronics - Equipment and consumables associated with specialty power conversion, metallurgy and electronics.
Transportation - Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.
Food Equipment - Commercial food equipment and related service.
Construction Products - Tools, fasteners and other products for construction applications.
Polymers & Fluids - Adhesives, sealants, lubrication and cutting fluids, and hygiene products.
All Other - All other operating segments.

Illinois Tool Works Inc.     73

Segment information for 2008, 2007 and 2006 was as follows:

IN THOUSANDS	2008	2007	2006

Operating revenues:
Industrial Packaging	$2,591,091	$2,400,832	$2,164,822
Power Systems & Electronics	2,356,853	2,245,514	1,847,926
Transportation	2,347,744	2,215,497	1,961,502
Food Equipment	2,133,186	1,930,281	1,520,990
Construction Products	1,990,683	2,064,477	1,897,690
Polymers & Fluids	1,255,914	943,767	706,474
All Other	3,248,127	3,117,364	2,744,253
Intersegment revenues	(54,244)	(46,656)	(59,315)

	$15,869,354	$14,871,076	$12,784,342

Operating income:
Industrial Packaging	$275,624	$298,766	$274,707
Power Systems & Electronics	461,442	449,200	406,405
Transportation	277,632	373,448	335,787
Food Equipment	317,873	300,713	274,784
Construction Products	238,143	283,061	256,934
Polymers & Fluids	178,889	155,783	120,045
All Other	588,633	587,917	539,373

	$2,338,236	$2,448,888	$2,208,035

Depreciation and amortization and impairment of goodwill and intangible assets:
Industrial Packaging	$65,048	$62,308	$57,868
Power Systems & Electronics	55,584	48,604	37,984
Transportation	101,303	87,406	72,986
Food Equipment	41,493	34,166	25,578
Construction Products	80,367	79,636	80,433
Polymers & Fluids	52,348	35,914	22,190
All Other	140,643	132,237	115,701

	$536,786	$480,271	$412,740

Plant and equipment additions:
Industrial Packaging	$34,047	$59,206	$28,129
Power Systems & Electronics	44,372	38,101	29,639
Transportation	83,100	76,952	71,049
Food Equipment	49,430	33,733	22,585
Construction Products	35,767	40,141	50,167
Decorative Surfaces	11,276	20,621	19,533
Polymers & Fluids	22,258	13,553	9,331
All Other	75,222	71,048	70,573

	$355,472	$353,355	$301,006

Identifiable assets:
Industrial Packaging	$1,809,493	$1,865,356	$1,695,389
Power Systems & Electronics	1,331,356	1,279,390	1,189,321
Transportation	1,924,711	1,739,696	1,552,934
Food Equipment	1,080,487	1,084,595	693,903
Construction Products	1,357,493	1,584,253	1,473,591
Decorative Surfaces	—	503,295	384,826
Polymers & Fluids	1,307,718	1,125,652	923,469
All Other	3,199,224	3,259,077	3,374,556
Corporate	2,683,826	2,941,019	2,592,450
Assets held for sale	518,775	143,529	—

	$15,213,083	$15,525,862	$13,880,439

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

74     2008 Annual Report

Enterprise-wide information for 2008, 2007 and 2006 was as follows:

IN THOUSANDS	2008	2007	2006

Operating Revenues by Geographic Region:
United States	$6,517,442	$6,528,416	$6,244,358
Europe	5,423,020	4,867,424	3,728,400
Asia	1,583,173	1,364,321	1,014,790
Other North America	944,936	936,417	852,512
Australia/New Zealand	764,744	722,192	596,521
Other	636,039	452,306	347,761

	$15,869,354	$14,871,076	$12,784,342

Operating revenues by geographic region are based on the customers’ location.
The Company has thousands of product lines within its 875 businesses, therefore providing operating revenues by product line is not practicable.
Total noncurrent assets excluding deferred tax assets and financial instruments were $8,800,000,000 and $8,842,000,000 at December 31, 2008 and 2007, respectively. Of these amounts, approximately 52% and 53% was attributed to U.S. operations for 2008 and 2007, respectively. The remaining amounts were attributed to the Company’s foreign operations, with no single country accounting for a significant portion.

Illinois Tool Works Inc.     75

Quarterly and Common Stock Data (Unaudited)

Quarterly Financial Data

	THREE MONTHS ENDED

IN THOUSANDS	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31
EXCEPT PER SHARE AMOUNTS	2008	2007	2008	2007	2008	2007	2008	2007

Operating revenues	$3,823,278	$3,420,745	$4,219,925	$3,797,496	$4,147,757	$3,744,402	$3,678,394	$3,908,433
Cost of revenues	2,465,943	2,201,143	2,694,930	2,423,219	2,699,268	2,389,520	2,412,454	2,518,959
Operating income	579,381	539,560	705,779	641,059	638,963	649,557	414,113	618,712
Income from continuing operations	369,861	358,576	496,806	445,731	443,289	464,101	273,310	443,528
Income (loss) from discontinued operations	(66,240)	43,859	31,284	59,875	10,229	26,987	(39,536)	27,205
Net income	303,621	402,435	528,090	505,606	453,518	491,088	233,774	470,733
Income per share from continuing operations:
Basic	0.70	0.64	0.95	0.80	0.86	0.84	0.54	0.82
Diluted	0.70	0.64	0.95	0.79	0.85	0.84	0.54	0.82
Net income per share:
Basic	.58	.72	1.01	.91	.88	.89	.46	.87
Diluted	.57	.71	1.01	.90	.87	.89	.46	.87
Prior quarterly periods have been restated to reflect discontinued operations.
Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. was listed on the New York Stock Exchange and Chicago Stock Exchange for 2008 and 2007. Quarterly market price and dividend data for 2008 and 2007 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS DECLARED
	HIGH	LOW	PER SHARE

2008:
Fourth quarter	$43.90	$28.50	$.31
Third quarter	51.00	41.95	.31
Second quarter	55.59	46.22	.28
First quarter	53.98	45.02	.28

2007:
Fourth quarter	$60.00	$51.41	$.28
Third quarter	60.00	50.58	.28
Second quarter	56.70	50.51	.21
First quarter	53.65	45.60	.21
The approximate number of holders of record of common stock as of January 30, 2009 was 10,856. This number does not include beneficial owners of the Company’s securities held in the name of nominees.

76     2008 Annual Report

* $100 invested on 12/31/03 in stock or index funds, including reinvestment of dividends. Fiscal year ending December 31.

Illinois Tool Works Inc.     77